8/19

02049382

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Uni President Enterprises

*CURRENT ADDRESS

PROCESSED

AUG 30 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3424 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 8/22/02

82-3484

Uni-President 2001

ANNUAL REPORT



Spokesman

Name: Mr. Lin, Lung-Yi
Title: *Executive Vice President*
Tel: +886-6-253 2121
E-mail: lylin@mail.pec.com.tw

Acting Spokesman

Name: Chung Chin-Tson , Su Tsung-Ming
Title: Vice President (from March ,2002), Assistant Vice President
Tel: +886-2-2747 8088
E-mail: ctchung@mail.pec.com.tw
tonysu@mail.pec.com.tw

Web Site: www.uni-president.com.tw

Stock Transfer Institution

President Securities Co. Ltd., Dept. of Stock Transfer Agency
B1F. 8, Tong Hsing Road, Taipei 105, Taiwan, R.O.C.
Tel: +886-2-2746 3797
Web Site: www.pscent.com.tw

Independent Auditor

PriceWaterhouse Coopers
22F, 95, Ming-Chu 2nd. Rd., Kaohsiung 800, Taiwan, R.O.C.
Tel: +886-7-237 3116
Web Site: www.pwcglobal.com.tw

Head Office、Branches、Sales office and General Plant

Head Office
301, Chung Cheng Rd., Yungkang City, Tainan Hsien 710, Taiwan, R.O.C.
Tel: +886-6-253 2121

Taipei Branch
11~14F. 8, Tong Hsing Road, Taipei 105, Taiwan, R.O.C.
Tel: +886-2-2747 8088

Taichung Sales Office
7, Industrial 3rd Road, Industrial Zone, Taichung 407, Taiwan, R.O.C.
Tel: +886-4-359 1158

Jiayi/Tainan Sales Office
7, Taying Village, Hsinshih, Tainan Hsien 744, Taiwan, R.O.C.
Tel: +886-6-599 1511

Kaohsiung Sales Office
3F, 301, Chi Shien 1st Rd., Kaohsiung 800, Taiwan, R.O.C.
Tel: +886-7-222 7191

Yungkang General Plant
301, Chung Cheng Rd., Yungkang City, Tainan Hsien 710, Taiwan, R.O.C.
Tel: +886-6-253 2121

Hsinshih General Plant
7, Taying Village, Hsinshih, Tainan Hsien 744, Taiwan, R.O.C.
Tel: +886-6-599 1511

Taichung General Plant
7, Industrial 3rd Rd., Industrial Zone, Taichung 407, Taiwan, R.O.C.
Tel: +886-4-359 1158

Yangmei General Plant
301, Sec. 1, Minfu Rd., Yangmei, Taoyuan Hsien 326, Taiwan, R.O.C.
Tel: +886-3-478 4143

Chungli General Plant
15, Tingning Rd., Chungli Industrial Zone, Chungli City, Taoyuan Hsuen 320, Taiwan, R.O.C.
Tel: +886-3-452 3191

Madou General Plant
No.1-30, Mataukou, Makou Village, Madou, Tainan Hsien 721, Taiwan, R.O.C.
Tel: +886-6-570 4210

Rueifang General Plant
27-3, Rueibin 2nd Rd, Rueifang Jen, Taipei Heien 224, Taiwan, R.O.C.
Tel: +886-2-2496 9413

Shinying General Plant
No.83,Gungye St., Shinying City, Tainan Hsien 730, Taiwan, R.O.C.
Tel: +886-6-637 1906

Yungkang Ice General Plant
No.1,Jing Jung Rd., Yangkang City, Tainan Hsien 710, Taiwan, R.O.C.
Tel: +886-6-233 3248

6A

CONTENTS

6 B

MESSAGE TO SHAREHOLDERS

L to R: Chairman Wu, Shiu Chi, President Lin, Chang Sheng and Vice Chairman Kao, Chin Yen.



MESSAGE TO SHAREHOLDERS

Dear Shareholders:

In retrospect of year 2001, after experiencing the instabilities from 911 Terrorist Attack on the US, the US Antiterrorist Battle and the flood of Nari Typhoon, Taiwan's economy has emerged its first negative growth in decades while the global economy has undergone a depression. Under this severe business environment, Uni-President still managed to overcome the difficulties and accomplished consolidated group sales of NTD186.7 billion, with Uni-President Enterprises Corp.'s turnover NTD 33.35 billion and net-earnings-after-tax NTD 3.01 billion. We gratefully attribute this to your all-out support.

The overall operating focus of Uni-President Enterprises Corp. at present is summarized into the following features:

1. Accompany the trend with dedication to the implementation of e-transformation in order to strengthen the competitiveness for the future

   Twenty-first century is a brand new era that features diversity, speed, competition, complication, globalization, virtualization, blurring boundary and individualization. Confronted by those changes, we will have to establish a new thinking pattern to avoid making wrong decisions and apply information technology to enhance the operation effectiveness on this boundless global village. Last year, we have successively organized e-transformation workshops for the whole group and individual business units, aiming to build up the consistency of the concept and determination of executing e-transformation through Chairman Kao to the employees. Beginning from the integration of group e-mail platform, construction of ERP systems to the formation of group's e-procurement platform and single information portal in the future, we have been gradually exercising the information technology to reshape our operating model, and to innovate our operating performance and competitiveness.

2. Innovate marketing strategies to increase products' value-added through quality enhancement

   Over the past year, through the promotion of art, literature, music, knowledge and sports marketing, e.g. Sponsorship of La Mesopotamia, Yuan Ming Yuan Exhibition, WangFaye concert and long distance running for Beijing's request on hosting the Olympics, we were able to create differentiation and enrich products value-added in order to satisfy the physical and psychological (sense & sensitivity) needs for all consumers. Meanwhile, Uni-President has attempted to transform from manufacturing to marketing based and dedicated to competing in quality rather than quantity in order to meet new demands in the 21st century.

3. Extend our presence in Mainland China and lay out business opportunities in Asia

   In order to become the world's largest food conglomerate, Uni-President will have to reach its best performance in China. The operating strategy of establishing foundations in metropolis of China has

started to generate tangible benefits from the economies of scale. Moreover, the penetration of the secondary or third-grade cities is under the way. To response to the environmental changes after Taiwan and China's entry to WTO, we will form logistics networks throughout the Greater China Region. Following the expansion of Mainland China, we have also been aggressively laying out our business opportunities in Southeast Asia, such as Vietnam, Thailand, Indonesia and the Philippines. In the future, each of our production foundations in Asia will be operated under the best shared-work to reach the multiple growth.

4. Diversify our business to amplify operating synergy

The period of stagnation offers the best opportunity to widen the distance apart from our competitors. The group's development of diversification has been proceeding steadily. We have established a new business- AIM Services President Corp. that incorporates meal services into the existing food value chain. The steps of our development, i.e. entrance of Starbucks into China, acquisition of Philippine Seven Corp. and attempting to win the operating rights for 7-Eleven in China, establishment of Bonjour Supermarket, cooperation with Carrefour to open stores in Quangzhou, represent the group's globalization in retailing followed by manufacturing. Since biotechnology has become one of the mainstream in the 21st century, it will be our principle development in the future. Initially, we hope to combine the biotechnology with our core food business to develop health food products, and invest in European and US biotechs in order to introduce the biotechnology and become the agent and marketer for the products.

The development of Uni-President group diversification has entered the new stage of integration. It is currently reorganized by establishing sub-conglomerates for different core business, eg. A food manufacturing sub-conglomerate led by Uni-President Enterprises Corp., a logistics and distribution sub-conglomerate led by President Chain Store Corp., a business distribution and trade sub-conglomerate led by Nanlien International Corp. and an investment sub-conglomerate led by President International Development Corp. At this period of global village, led by core business of sub-conglomerates, and through the implementation of shared service function of e-transformation and application of the strategy "combine vertically & link horizontally", Uni-President will be able to amplify its best synergy and build up one of the world's most competitive business conglomerates.

Visioning into 2002, after cross-examined the entire operating conditions, we have established an annual objective for the year, including foodstuff 776,833 tons, food 126,254 tons, and beverage & diary 518,431 tons. We sincerely hope that our beloved shareowners will continue to support us with more advice and encouragement.

Chairman	Vice Chairman	President
WU, SHIU CHI	KAO, CHIN YEN	LIN, CHANG SHENG
吳修齊	高清愿	林蒼生

CORPORATE OVERVIEW

CORPORATE PROFILE

On July 1, 1967, Uni-President was founded in Taiwan's ancient capital, Tainan. Continuously for many years, Uni-President adheres its management principles of "Best Quality, Highest Credibility, and Best Service at a Reasonable Price"; "Integrity, Diligence and Improvement through Innovation" and the concept of "Uni-President, Do it Together" to encourage expertise and development to become the largest food kingdom in Taiwan.

Managing under the blueprint of "Every Moment for Tomorrow", Uni-President is farsighted. In addition to multi-processing raw materials and ingredients to upgrade our products with added value, Uni-President always explores new business. Under the strategy of "High Growth" and "Internationalization", we seek cooperation with prestigious foreign corporations to absorb new concepts and skills in the company's development from a local firm to an international conglomerate, including markets in North America, China and Southeast Asia.

Uni-President currently invests in more than 170 affiliated companies with businesses ranging from foodstuff, consumption goods, distribution, fast food, construction, electronics, finance, leisure and entertainment within and outside of Taiwan. Through the consolidation of these operations, Uni-President has developed into a multifaceted business. Faced with even more competitive circumstance and future challenge, we have prudently mapped out the vision of the Uni-President - "Uni-President, a symphony of food that will always be loved by everyone," referring to Uni-President's continuous management and prioritization with customer satisfaction. In the future, we will maintain our diversification by continuous growth and become a leading prestigious corporation all over the world.



BUSINESS HIGHLIGHTS

Expressed in million NTD

	2001	2000	1999
Combined Operating Revenue*	186,689	171,328	161,155
Operating Revenue	33,349	32,159	30,022
Gross Profit	8,780	9,458	8,723
Net Income	3,014	3,385	3,526
EPS(NTD)- Unretroacted	0.90	1.07	1.21
EPS(NTD)- Retroacted	0.90	1.01	1.06
Total Assets	72,163	70,802	62,173
Current Assets	9,516	6,938	6,716
Fixed Assets	14,528	14,955	13,571
Long-term Investment	45,740	46,633	40,129
Current Liabilities	6,152	6,251	6,547
Long-term Liabilities	21,840	22,052	13,463
Stockholders' Equity	42,283	41,053	39,964
Number of Shareholders	127,501	120,582	115,611
Number of Personnel(PEC)	5,453	6,066	6,236
Number of Personnel(PEC Group)	51,462	46,971	39,446

* Combined financial statements were prepared by PriceWaterhouseCoopers.

ORGANIZATION

Organization Chart

Dec. 31, 2001



SHAREHOLDERS MEETING
BOARD OF DIRECTORS
CHAIRMAN OF THE BOARD
VICE-CHAIRMAN OF THE BOARD
PRESIDENT
EXECUTIVE VICE-PRESIDENT
PRESIDENT'S OFFICE
Marketing Planning Office
Corporate Planning Office
Secretaries' Office
Advisors' Office
SUPERVISORS
SECRETARIAT OF BOARD OF DIRECTORS
INTERNAL AUDITING OFFICE
INDUSTRIAL SAFETY OFFICE
PRODUCTION MANAGEMENT GROUP
General Plants
Production Management Division
Quality Assurance Division
CENTRAL RESEARCH INSTITUTE
Foods R&D No.1 Division
Foods R&D No.2 Division
Foods R&D No.3 Division
Technology Development Division
Reserch & Planning Office
Life Technology Research Center
TECHNOLOGY GROUP
Civil Engineering Division
General Engineering' Office.
Maintenance Division
DISTRIBUTION GROUP
Kaohsiung Sales Office
Chia-Nan Sales Office
Taichung Sales Office
Taipei Sales Office
Special Sales Division
Operation Management Division
Storage and Shipment Division
Normal Temp. Distribution Division
CHINA BUSINESS GROUP
China Development Division
BEVERAGE GROUP
Beverage Division
BAKING PRODUCTS GROUP
Baking Products Division
LOW-TEMP PRODUCTS GROUP
Dairy Products Division
Frozen Foods Division
Ice Cream Products Division
HEALTHY FOODS GROUP
Healthy Foods Division
Meat Products Division
Soy Sauce and Condiment Division
INSTANT FOODS GROUP
Foods Division
International Division
FOODSTUFF GROUP
Aquatic Feeds Division
Edible Oil Division
Flour Division
Animal Feeds No.1 Division
Animal Feeds No.2 Division
Livestock Division
Livestock R&D Division
Feeds Formula Design Division
Aquatic R&D Division
TAIPEI BRANCH
Taipei Administration Division
Public Affairs Division
ADMINISTRATION GROUP
General Affairs Division
Human Resource Division
Purchasing Division
FINANCE GROUP
Finance Division
Treasury Division
ACCOUNTING GROUP
Financial Planning Division
Accounting Division

Division Function Description

Division	Function
Secretariat of Board of Directors	Secretarial services to the board of directors and liaison to affiliates.
Internal Auditing Office	Evaluates and audits internal control and management systems.
President's Office	
• Secretaries' Office	Secretarial services to the president, liaison to affiliates and legal affairs.
• Market Planning Office	Management of market and product information, operational analysis, market survey, consumer behavior analysis, promotion and advertising planning project.
• Corporate Planning Office	Strategic planning reengineering, human resource, information technology, sales information and project evaluation.
Industrial Safety Office	In charge of security and sanitary management for the entire company.
Administration Group	
• General Affairs Division	Management of daily affairs and stock-related services.
• Human Resource Division	Assessment of employees' performance and play renewal; planning of human resource management.
• Purchasing Division	Purchasing, planning, cost forecast, inventory management and control.
Production Management Group	
• Production Management Division	Establishment and enforcement of TQC standards.
• Quality Assurance Division	Quality control of raw materials and finished goods.
• Yeong Kang, Hsinshih, Taichung, Chungli and Yangmei General Plants	Arrangement of production schedule, operation and safety-sanitation management.
Central Research Institute	
• Technology Development Division	Microorganism and materials use, nutritional analysis processing technology and other basic researches.
• First, Second and Third Food Product Development Division	R&D of processing techniques and new products..
• Research and Planning Office	Gathering information; evaluating new business and technology investments.
• Life Technology Research Center	Conscientious goods development and clinical spread application.
Technology Group	
• General Engineer's Office	Designing production lines and equipment.
• Maintenance Division	Electrical and plumbing work, machinery maintenance.
• Civil engineering Division	Facilitating construction of company's building.
Accounting Group	
• Financial Planning Division	Financial forecasts, investment management and investor communications.
• Accounting Division	Accounting, taxes, property management and cost control.
Finance Group	
• Finance Division	Fund dispatch, financial planning and supervision of accounting affairs of our direct selling unit.
• Treasury Division	Fund dispatch, financial planning and accounting oversight of direct selling unit.

Division	Function
Taipei Branch	
• Taipei Administration Division	Management of Taipei area operations.
• Public Afffairs Office	In charge of Public Relations and internent service matters.
China Business Group	
• China Development Division	In charge of new markets and businesses development in Mainland China.
Distribution Group	
• Storage and Shipment Division	Storage and shipment of raw materials goods.
• Normal-Temperature Distribution Division	Distribution of all normal-temperature product.
• Special Sales Division	Management of key account.
• Taipei, Taichung, Chia-Nan, and Kaohsiung Sales Office	Achieving annual sales goals though execution of sales and marketing plans, promotion of products and customer services.
• Operation Management Division	Management of retail distribution channels to better planning market development and provide full coverage of the best service to all retailers.
Foodstuff Group	
• Animal Feeds No.1 Division • Animal Feeds No.2 Division	Animal Feed Series of Products production, marketing and sales.
• Flour Division	Flour Series of Products production, marketing and sales.
• Edible Oil Division	Edible Oil Series of Products R&D, production, marketing and sales.
• Aquatic Feeds Division	Fishery Feed Series of Products production, marketing and sales.
• Livestock Division	Livestock production and sales.
• Aquatic R&D Division	Fishery Feed formula R&D and integration.
• Livestock R&D Division	Livestock production R&D and farm management technical assistance.
• Feeds Formula Design Division	Animal Feed formula R&D and integration.
Instant Foods Group	
• Foods Division	Instant Noodle Series of Products production, marketing and sales.
• International Division	International markets development and operation management.
Beverage Group	
• Beverage Division	Beverage Series of Products production, marketing and sales.
Low-Temp Products Group	
• Dairy Products Division	Dairy Series of Products production, marketing and sales.
• Frozen Foods Division	Frozen Food Series of Products production, marketing and sales.
• Ice Cream Products Division	Ice Cream and Bars related Series of Products production, marketing and sales.
Healthy Foods Group	
• Healthy Foods Division	Health Food Series of Prodcuts production, marketing and sales.
• Meat Products Division	Meat Products production, marketing and sales.
• Soy Sauce and Condiment Division	Soy Sauce and Seasoning Products production, marketing and sales.
Baking Products Group	
• Baking Products Division	Bakery Products production, marketing and sales.

Directors And Supervisors

Dec. 31, 2001

Title	Name	Date Elected (Term , years)	Shareholding when Elected Common Stock (%)	Current Shareholding Common Stock (%)	Spouse & Minor Shareholding Common Stock (%)	Education	Position with other Company	Spouse or Relative of the 2 Degree of Relationship as Manager, Director or Supervisor.		
								Title	Name	Relationship
Chairman	Giant Attempt Ltd. (Representative: Wu, Shiu Chi)	Jun.1,2001 (3)	30,090,824 (0.95)	30,932,053 (0.92)	- (-)	Honorary Ph.D. (Management)	1. Chairman of Prince Housing & Development Corp. 2. Director of Grand Commercial Bank	Director	Wu, Ping Chih	Son
Vice Chairman	Kao Chyuan Inv. Co. (Representative: Kao, Chin Yen)	Jun.1,2001 (3)	44,338,905 (1.40)	48,467,339 (1.45)	- (-)	Honorary Ph.D. (Law)	Note	Assistant Vice President	Lo, Chih Hsien	son-in-law
Managing Director	Cheng, Kao Huei	Jun.1,2001 (3)	19,433,655 (0.62)	19,612,674 (0.59)	6,266,833 (0.19)	Tainan Senior Commercial High School	Note	-	-	-
Director & President	Lin , Chang Sheng	Jun.1,2001 (3)	27,284,687 (0.86)	28,838,768 (0.86)	2,008,077 (0.06)	National Cheng Kung University	Note	-	-	-
Director	Liu, Hsiu Jen	Jun.1,2001 (3)	58,697,115 (1.86)	50,558,941 (1.51)	- (-)	Honorary Ph.D. Lincoln University	1. Chairman of Sa An Co., Ltd. 2. Chairman of San Shi Inv. Corp.	-	-	-
Director	Hou, Po Ming	Jun.1,2001 (3)	83,101,089 (2.63)	88,087,154 (2.63)	- (-)	Chinese Culture University	President of Tainan Spinning Co., Ltd.	-	-	-
Director	Wu, Ping Chih	Jun.1,2001 (3)	29,127,823 (0.92)	30,875,492 (0.92)	2,128,721 (0.06)	University of Southern California (M.D.)	President of President Globatl Corp.	Chairman	Wu, Shiu Chi	Father
Director	Wu, Ying Jen	Jun.1,2001 (3)	8,022,861 (0.25)	7,859,532 (0.23)	1,026,635 (0.03)	Tunghai University	1. Supervisor of Shin Ocean Enterprise Co., Ltd. 2. Supervisor of Shin Ho Shing Inv. Co., Ltd.	-	-	-
Director	San Hsin Spinning Company (Representative: Wu, Chung Ho)	Jun.1,2001 (3)	19,457,644 (0.62)	19,949,922 (0.60)	- (-)	Fu Jen Catholic University	President of San Hsin Spinning Company	-	-	-
Director	Hou Su, Ching Chien	Jun.1,2001 (3)	38,041 (0.00)	40,323 (0.00)	104,461,872 (3.12)	Kaohsiung Medical University	Supervisor of Tainan Spinning Co., Ltd.	-	-	-
Director	Joe J. T. Teng	Jun.1,2001 (3)	3,001,519 (0.10)	3,181,610 (0.10)	- (-)	MBA, UC Berkley	Vice President of President Capital Mangement Corp.	-	-	-
Supervisor	Chen, Kao Keng	Jun.1,2001 (3)	26,542,935 (0.84)	28,135,511 (0.84)	- (-)	National Taipei University of Techology	1. Director of Prince Housing & Development Corp. 2. Supervisor of Tainan Spinning Co., Ltd.	-	-	-
Supervisor	Chau Chih Inv. Co. (Representative: Kuo, Peng Chih)	Jun.1,2001 (3)	8,078,400 (0.26)	8,563,104 (0.26)	- (-)	National Taiwan University	Assistant Vice President of President Construction Corporation	-	-	-

Note:

Kao, Chin Yen

Current Position with Subsidiaries: Please see page 216 to 234.

Current Position with Other Company :

Chairman of:	Mospec Semiconductor Corp. TTET Union Corp. President Investment Corp. Grand Commerical Bank. Guang Dan Commodity Corp. Scino Pharm Taiwan Ltd. G-Advanced Semiconductor Techology Co.,Ltd. Synersy Scientech Corp. Scino Pham Biochemical Technology Co.,Ltd. Zhuhai Kirin President Brewery Co.,Ltd.Latin American Development Co., Ltd. Kao Chyuan Inv. Co. PRCC (Bermuda) I,Ltd.
Vice Chairman of:	Chongqing Carrefour Hypermarket Chainstore Co.,Ltd. Jiafu (Tianjin) International Trading Co., Ltd.
Director of:	Han Tech Venture Capital Corporation. CDIB & Partners Investment Holding Corp. Tonpal Optoelectronics Inc. PK Venture Capital Corp. Presitex Co., Ltd. Global strategic Investment Inc. Unisebaco S.A

Cheng, Kao Huei:

Current Position with Other Company :

Chairman of:	Nantex Industry., Ltd. Joyful Holding Company.
Vice Chairman of:	Tainan Spinning Co., Ltd. Grand Bills Corp. Universal Venture Capital Investment Corp.
Executive Director of:	Taiwan Textile Federation. Meantime Enterprise Co., Ltd. Taiwan Man-Made Fiber Industries Association.
Director of:	Grand commercial Bank. Scino Pharm Taiwan Ltd. Southern Taiwan University of Technology. Howard Beach Resort Kenting. President Energy Development Ltd. President National Development Corp.

Lin, Chang Sheng:

Current Position with Subsidiaries: Please see page 216 to 234.

Current Position with Other Company :

Chairman of:	Presicarre Corp. Alllanz President General Insurance Co., Ltd. Qware System & Services Corp. Copres Corporation. Presitex Co., Ltd. Guangzhou President Supermarket Co., Ltd. UNI-Home Tech Corp.
Vice Chairman of:	Tonpal Optpelectronics Inc. Ningbo Malting Co., Ltd. Unisebaco S.A. Presitex. Corp., S.A
Director of:	Ztong Yee Industrial Co., Ltd. Mospec Semiconductor Corp. TTET Union Corp. President Investment Corp. Prince Housing Development Corp. Tung Ho Development Co., Ltd. Sino-Aerospace Investment Corp. Latin America Development Co., Ltd. PK Venture Capital Corp. Tong Ting Gas Corporation. Taiwan Genome Sciences, Inc. Fuku Universal Co., Ltd. Synersy Scientech Corp. Kanh Na Hsiung Enterprise Co., Ltd. Swenc Technology Co., Ltd. G-Advanced Semiconductor Technology Corp. Hontung Venture Capital Co., Ltd. Dayeh Takashimaya Department Store Inc. Zhuhai Kirin President Brewery Co., Ltd. Chongqing Carrefour Hypermarket Chainstore Co., Ltd. Jiafu (Tianjin) International Trading Co., Ltd.Xiang Lu Petrochemicals (Xiamen) Co., Ltd. Xiang Lu Industrie Ltd. Ztong Yee (Tianjin) Industrial Co., Ltd. Ever Splenndor Electrics (Shenzhen) Co., Ltd. PRCC (Bermuda) I, Ltd. Outlook Investment PTE Ltd. eASPNet Taiwan Inc. Gu Hsiang Co., Ltd.

List of Major Shareholders of Uni-President's Legal Entity Shareholders

Dec. 31, 2001

Name	Major Shareholders of Uni-President's Legal Entity Shareholders
Giant Attempt Ltd.	Wu Wei Te, Wu Chien Te, Wu Ping Chih, Wu Ping Yuan, Huang Su Mei, Tseng Chao Mei, Wu Shiu Chi, Chang Ta Inv. Co., Chang Hsin Hsiung, Wu Ching Mei
Kao Chyuan Inv. Co.	Kao Chin Yen, Kao Lai Huan, Kao Hsiu Ling, Lo Chih Hsien, Kao Cheng Ming, Kao Chiang Hou, Kao Chin Tung, Lai Yung Yuan, Kao Cheng Hsien, Kao Te Hsiung
San Hsin Spinning Company	Wu Wang Chin, Wu Chung Cheng, Wu Chung Chien, Wu Man Hui, Wu Pao Hui , Wu Chung Ho, Young Yun Inv. Co., Wu Thun Chih Charitable Foundation, Huang Ai Kuei, Chen Mei Hsiang, Wu Tin Yi
Chao Chih Inv. Co.	Kuo Hung Ji, Kuo Peng Chih, Kuo Jing Chung

Information of Directors and Supervisors

	With experience for more than five years in business, finance, legal or areas required by the business of the Company	Not an Employee of The Company Nor a director Supervisor or Employee or The affiliated Companies of The Company	Not a Shareholder of Natural person directly of indirectly owning more than 1% of the Company's outstanding shares nor one of the Company's top of natural person	Not a spouse to nor having relationship within two degrees of lineal consanguinity with any person specified in columns 2 and 3	Not a director supervisor or employee of a shareholder of legal entity of the company or indirectly owning more than 5% of the company's outstanding shares nor one of the company's top 5 shareholders of legal entity	Not a director supervisor manager or shareholder more than 5% of the outstanding shares of certain companies or institutions which have financial or business relationship with the Company	Not an owner, partner, director, supervisor, manager or any sole proprietor, partnership, company or institution and his/her spouse, which provided finance commerce, legal consultation and services to the company or its affiliated companies within one year
Cheng, Kao Huei	√		√	√			√
Lin , Chang Sheng	√		√	√			
Liu, Hsiu Jen	√			√	√		
Hou, Po Ming	√	√		√			
Wu, Ping Chih	√			√	√		√
Wu, Ying Jen	√	√	√	√	√	√	√
Hou Su, Ching Chien	√	√	√	√	√		√
Joe. J.T.Teng	√	√	√		√	√	
Chen, Kao Keng	√	√	√		√	√	√
Giant Attempt Ltd.	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Kao Chyuan Inv. Co.	N/A	N/A	N/A	N/A	N/A	N/A	N/A
San Hsin Spinning Company	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chau Chih Inv. Co.	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Note 1: "√" Indicates meeting conditions specified above.

Note 2: Legal entity shareholders are not applicable.

Executive Officers

Dec. 31, 2001

Title	Name	Date Effective	Shareholding		Spouse & Minor		Education & Experience	Current Position with Other Company	Managers are spouse or within 2 degrees of consanguinity to each other		
			Shares	%	Shares	%			Title	Name	Relation
President	Lin,Chang Sheng	Jul.1, 1989	28,838,768	0.86	2,008,077	0.06	Cheng Kung University	Note	-	-	-
Exec. Vice President	Lin, Lung Yi	Feb.3, 2001	1,137,382	0.03	1,081,857	0.03	Cheng Kung University	Note	-	-	-
Assistant Vice President	Lo, Chih Hsien	Apr.1, 1997	2,592,814	0.07	53,366,938	1.59	MBA, UCLA	Note	Vice Chairman	Kao. Chin Yen	Father-in-law
Assistant Vice President	Wu,Chung Sung	Jul.5, 2001	-	-	-	-	MBA, University of Oklahoma	Note	-	-	-
Assistant Vice President	Yang, Chao	Sep.1, 1995	10,502	0.00	-	-	Cheng Kung University	Note	-	-	-
Assistant Vice President	Lee, Hua Yang	Sep.1, 1995	-	-	59,361	0.00	Tohoku University, JAPAN	Note	-	-	-
Assistant Vice President	Hung, Pao Chau	Sep.1, 1995	1,035	0.00	719	0.00	Chung Hsing University	Note	-	-	-
Assistant Vice President	Huang, Xian Yan	Sep.1, 1995	39,497	0.00	97,468	0.00	MS-Management, Baker University	Note	-	-	-
Assistant Vice President	Lin, Tsong Ming	Sep.1, 1995	-	-	-	-	Chung Hsing University	Note	-	-	-
Assistant Vice President	Yen, Po Rong	Sep.1, 1995	1,792,926	0.05	-	-	Aletheia University	Note	-	-	-
Assistant Vice President	Hsieh, Chih Peng	Sep.1, 1995	-	-	-	-	Chung Hsing University	Note	-	-	-
Assistant Vice President	Chung, Chin Tson	Sep.1, 1995	131,893	0.00	115,305	0.00	Soochow University	Note	-	-	-
Assistant Vice President	Yang, Wen Lung	Mar.1, 1996	-	-	-	-	Chung Hsing University	Note	-	-	-
Assistant Vice President	Chen, Rui Sheng	Mar.1, 1996	-	-	-	-	Taiwan Agricultural High School	Note	-	-	-
Assistant Vice President	Su, Tsung Ming	Aug.1, 2000	-	-	-	-	MBA, Iowa State University	Note	-	-	-
Assistant Vice President	Yin, Chien Li	Dec.1, 2001	120,572	0.00	21,200	0.00	Chung Hsing University	Note	-	-	-
Assistant Vice President	Chen, Ming Shen	Dec.1 2001	244,532	0.00	-	-	Chung Hsing University	Note	-	-	-



Note:

Current Pasition with Subsidiaries: Please see page 216 to 234.

Current Position with Other Company :

Lin, Chang Sheng: Please see page 12.

Lin, Lung Yi:

Vice President of: RFM President Land Corp.

Director of: Prince Housing Development Corp. Grand Commerical Bank. Tung Ho Development Co., Ltd.

Supervisor of: Mospec Semiconductor Corp. Presicarre Corp. Ztong Yee Industrial Co., Ltd.
Grang Bills Finance Corp. Scino Pharm Taiwan Inc. Tonpal Optoslsctronics Co., Ltd.
Sicno Pham Biochemical Technology Co., Ltd. Ztong Yee(Tianjin) Industrial Co., Ltd.
UNI-Home Tech Corp. PT ABC. President Enterprises Indonesia. Gu Hsiang Co., Ltd.

Lo, Chih Hsien:

Director of: Xiang Lu Petrochemicals(Xiamen) Co., Ltd. President Investment Trust Corp.

Yong, Chao:

Director of: TTET Union Corp.

Hung, Poo Chau:

Director of: Mospec Semiconductor Corp.

Huang, Xian Yan:

Director of: Qware Systems & Services Corp. Bank Pro E-Serrice Technology Company. 365Uol.com Co., Ltd.
eASPNet Taiwan Inc.

Hsien, Chih Peng:

Director of: President Securities Corp.

Chen, Rui Sheng:

Director of: Chinese Products Promotion Center. Allianz President Life Insurance Co., Ltd.

Su, Tsung Ming:

Supervisor of: Grand Commerical Bank

Yin, Chien Li:

Director of: President Investment Trust Corp. Allianz President General Insurance Co., Ltd.

CAPITAL AND SHARES

Source of Capital

Month/ Year	Per Share Price (NTD)	Authorized Capital		Paid-in Capital		Remark		
		Shares	Amount (NTD)	Shares	Amount (NTD)	Source of capital	Asset Other Cash Used for Capital	Other
08/1967	10	3,200,000	32,000,000	3,200,000	32,000,000	Initial Capital		
				≀				
07/2000	10	3,158,167,110	31,581,671,100	3,158,167,110	31,581,671,100	(Note 1)	-	
06/2001	10	3,347,657,200	33,476,572,000	3,347,657,200	33,476,572,000	Capital Increase(Note 2)	-	
05/2002	10	3,341,986,200	33,419,862,000	3,341,986,200	33,419,862,000	Capital Decrease(Note 3)	-	

Note 1: Uni-President Enterprises Corp. was incorporated as a company limited by shares under the provision of the Company Law of the Republic of China in Angust 1967 with an initial Capital of $32,000,000. As of July 31, 2000, the paid-in capital was $31,581,671,100 divided into 3,158,167,110 shares of common stock with $10 (NT dollar) par value per share.

Note 2: On June 1, 2001 the stockholders' meeting resolved to capitalize capital reserve of $63,163,350 and unappropriated retained earning of $1,831,737,550 as stock dividends which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (1) No. 139435.

Note 3: Decrease capital of $56,710,000, as such 5,671,000 shares of Treasury stock written off, which was approved under Ministry of Economic Affairs No. 09101173320.

May 31, 2002

Share Type	Authorized Capital			Remark
	Issued Shares	Un-issued Shares	Total	
Common Shares	3,341,986,200	-	3,341,986,200	Listed on TSE in 12/1987

Note : TSE: Taiwan Stock Exchange.

Market Price, Net Worth, Earnings and Dividends Per Share

in NTD

Item/Year	2001	2000	Jan.01, 2002~ Mar.31, 2002
Market Price Per Share			
• Highest Market Price	22.50	34.00	14.20
• Lowest Market Price	9.15	18.50	11.70
• Average Market Price	14.80	23.33	12.65
Net Worth Per Share			
• Unappropriated	12.63	13.00	12.35
• Appropriated	12.63	12.34	12.35
Earnings Per Share			
• Weighted Average Shares (Thousand Shares)	3,346,861	3,158,167	3,209,733
• Earnings Per Share-Unretroacted	0.90	1.07	0.07
• Earnings Per Share-Retroacted	0.90	1.01	0.07
Dividends Per Share			
• Cash Dividends	-(Note)	0.60	-
• Stock Dividends			
• Dividends from Retained Earnings	-(Note)	0.58	-
• Dividends from Capital Reserve	-(Note)	0.02	-
• Accumulated Unappropriated Dividends	-	-	-
Return on Investment			
• Price / Earning Ratio	16.44	21.80	-
• Price / Dividend Ratio	-(Note)	38.88	-
• Cash Dividend Yield Rate	-(Note)	2.57%	-

Note : Subject to change after 2002 shareholders' meeting resolution.

Dividend Policy and Implementation Status

Dividend Policy

Since the business environment has been changing enormously, and PEC is experiencing the steadily growth, the annual earning distribution should be considered by factors of future capital budget, long-term investment, and business funding needs, etc. in order to determine the amount to be retained or distributed as stock dividend or cash dividend.

If there are earnings for distribution at the end of each fiscal year, after offsetting any loss of prior year(s) and paying all taxes and dues, 10% of the remaining shall be set aside as legal reserve, then would be appropriated as special reserve in accordance with Securities and Exchange Law. The remaining net earnings can be distributed with prior accumulated unappropriated retained earnings. The Board of Directors will consider the factors that were mentioned above to make the dividend distribution proposal. The dividend should be set in the range between 50% to 100% of the accumulated unappropriated retained earnings. Normally, 50% of stick dividend and 50% cash dividend combination is the case, but such combination is adjustable. Therefore, the dividends could be distributed in accordance with the resolution which is approved by the Board of Directors and the Annual Shareholders' Meeting.

The amount of annual net earnings, after tax payment and all the above mentioned reserves were appropriated, can be distributed by the Company; 2% of such earnings is fixed for Directors' and Supervisors' remuneration, and employees' bonus is not less than 0.2%.

Proposed Distribution of Dividend

The proposal for distribution of 2001 profits was adopted at the Meeting of the Board of Directors as follows:

(a). Cash dividends:

NTD 0.6 cash dividend will be distributed per share. The execution date for such distribution will be announced after the approval of General Meeting of Shareholders.

(b). Stock dividends:

To appropriate NTD 1,002,596,000 from unappropriated earnings for capital increase, 100,259,600 new Common Shares will be distributed; holders of every 1,000 issued and outstanding Common Shares are entitled to receive 30 new Common Shares. The delivery date for such distribution will be announced after the approval of General Meeting of Shareholders and related government authorities.

Impacts of Dividends on Operation Results and EPS:

N/A, The financial forecast for year 2002 was not made and announced, there for, such status is no need to be posted.

ISSUANCE OF CORPORATE BONDS AND PREFERRED SHARES: None

ISSUANCE OF GLOBAL DEPOSITORY RECEIPTS(GDRs)

Issuing Date		Nov. 24, 1992
Issuance & Listing		Luxembourg
Total Amount(USD)		82,426,348
Offering Price per GDR(USD)		16.51
Units Issued		4,992,510
Underlying Securities.		Common Share From Right Issue
Common Share Represented		49,925,100
Rights and Obligation of GDR Holders		Same as those of Common Share Holders
Trustee		none
Depositary Bank		Citibank, N.A.-New York
Custodian Bank		Citibank, N.A.-Taipei Branch
GDRs Outstanding(Note)		956,309
Apportionment of the expenses for the Issuance and the maintenance		All fees and expenses related to the issuance of GDRs were borne by issuer while the maintenance expenses were borne by the GDRs' holders
Terms and Conditions in the Deposit Agreement and the Custody Agreement		Please See the Deposit Agreement and the Custody Agreement for Details
Closing Price per GDR (USD)		
2001	Highest	6.59
	Lowest	2.75
	Average	4.49
Jan. 01,2002	Highest	4.13
≀	Lowest	3.38
May 31,2002	Average	3.74

Note: Uni-President has in aggregate issued 6,196,649 GDRs Since 1992, which, if including stock dividend distributed over the periods, would amount to 11,189,159 GDRs.

As of May.31, 2002, total number of outstanding GDRs was 956,309 after 10,232,850 GDRs were redeemed.

EMPLOYEE STOCK OPTION: None

MERGE AND ACQUISITION: None

OPERATION HIGHLIGHTS





Uni-President International Building

BUSINESS ACTIVITIES

Business Scope

Groups	Range of Business	Division	Revenue Ratio
Foodstuff Group	Manufacturing and marketing of animal feeds, aquatic feeds, edible oils, flour and livestock.	Animal Feeds No.1&2 Divisions	10.3%
		Aquatic Feeds Division	2.5%
		Edible Oil Division	8.7%
		Flour Division	4.3%
		Livestock Division	0.3%
Instant Foods Group	Manufacturing and marketing of instant noodle, rice noodle.	Foods Division	13.2%
Beverage Group	Manufacturing and marketing of soft drinks.	Beverage Division	17.2%
Low-Temp. Products Group	Manufacturing and marketing of dairy products, frozen foods and ice cream products.	Dairy Products Division	27.4%
		Frozen Foods Division	1.5%
		Ice Cream Products Division	0.9%
Healthy Foods Group	Healthy foods, meat products, canned pickles, seasoning products.	Healthy Foods Division	1.9%
		Meat Products Division	2.6%
		Soy sauce and Condiment Division	2.7%
Baking Products Group	Manufacturing and marketing of Breads, toasts and cakes products.	Baking Products Division	6.3%
Distribution Group	Marketing channels service.	Operation Mgmt. Division, Special Sales Division and Sales Offices	0.2%

Research & Development

Total Expenditure for Central R&D Institute

Year	2001	2000	Jan.1,2002~May 31,2002
Total Expenditure(in thousand NTD)	285,499	259,486	116,489

Total results for Central R & D Institute

Year	2001	2000	Jan.1,2002~May 31,2002
Number of products which were introduced	106	106	65
Number to the market of research paper	212	228	68
Number patents			
• Patented	2	-	1
• Under examination	2	4	1
Number of self-created technology	22	21	10
Number of technology cooperation and introduction	12	6	7
Number of important quality improvement	9	11	4
Cost Down (in thousand NTD)	60,590	60,510	21,080

Future R&D Plans:

1. Developing natural, fresh, health and functional new products.
2. Applying and developing new ingredients.
3. Developing and outsourcing new technology.
4. Developing animal and aquatic recipes and feeding technology.
5. Designing and developing technology for high efficiency and automatic production.

MARKETS AND SALES OUTLOOK

FOODSTUFF

<Flour>

Since the liberalization of wheat products, competition in the flour market in Taiwan has become increasingly fierce. Despite this, the flour division of our company has still managed to achieve major breakthroughs, due to consistent operations and constant development of new products.

Our strategic objectives are: researching specialized flour products, upgrading the quality of flour products, strengthening sales & service, enhancing consumer's rights and upgrading the competitive strength of the business.

<Animal Feeds>

1. Business Scope
   (1) Raw Materials: Corn, soybean and fish meal mainly imported from the US, South America etc., their prices influenced by international commodity markets.
   (2) Processed Products: The major products are animal feed for hogs, chickens, ducks, geese, cattle and pet food products for dogs and cats in Taiwan.
2. Market Position
   (1) Total Taiwan production volume in 2001: 4.8 million tons. Market share: 7.1%. Rank according to market share: 4th.
   (2) Operational Analysis: Demand in the livestock industry will decrease significantly due to Taiwan's entrance into the WTO. Facing with economic stagnation, the local feed industry has increased price competition leading to instability in prices. Due to risk management considerations, we have adopted a strategy of customer credit assessment, screening customers' credit performance to build a stable foundation. Additionally, we increased our attention to raw materials management to maintain profit performance last year. For the future, we will not only continue these strategies but will also move toward higher value-added products to increase profitability.

<Edible Oil>

A. Business Scope
1. Key Products: Four categories for sale in the Taiwan market:
   (1) Soybean Powder: Soy powder, high protein soy powder, select soybeans
   (2) Oil for Commercial Use: Bulk soy oil, raw soy oil, canned soy oil
   (3) Oil for Household-Use: Soy Oil, Peanut Oil, Sunflower Oil, Vegetable Oil, Canola Oil, Sesame Oil, Olive Oil
   (4) Household Cleaning Products: Vegetable-derived household cleaners (launched Mar. 2002)
2. Direction of new product development:
   (1) Development direction for oil products:
      * Increase health & practical applications
      * Development of special purpose products
      * Development of additional flavor
   (2) Products in development:
      * Cooking oil is a two-step processing product. Dishwashing liquid products were released in March 2002 and other cleaning products are currently in development. We conducted a market survey to evaluate the prospects for new oil products, in hopes of strengthening the cohesion of product distribution channels.

B. Market Analysis:
1. Soybean Powder: Due to the economic recession, the soy market has been affected by decreased demand from the meat and dairy industries. With falling demand, high oil-content soybean powder and high protein soybeans are replacing regular soybean powder. The risk of customers defaulting on loans continues to increase, so our business policy has necessarily become more conservative.
2. Oil for Commercial Use: As more and more people eat out, the market has remained stable year on year, or increased slightly.
3. Oil for Home Use: The market is saturated and price competition is extremely fierce. Uni-President maintains

its high market share due to its excellent brand image, distribution channels and marketing.

<Aquatic Feeds>

The aquaculture industry in Taiwan has suffered considerably since 2001, as prices have become uncompetitive and huge culturing areas have been abandoned. Facing these difficulties, AFD has conducted market research and sets its objectives and goals for recovery. By enhancing the efficiency of marketing, improving processing capabilities and implementing vertical and horizontal integration for business expansion and internationalization, AFD has not only achieved some of its objectives, but has also improved sales performance.

However, aquaculture is still facing some threats from both the macro and the micro economic environment such as the entrance of Taiwan into the WTO, the government's encouragement policy for aquaculture and agriculture transformation and a large influx of illegally imported marine species. All these external factors are influencing the market's decline and limit development in the aquatic feed business.

In order to cope with these threats, domestically, AFD has made efforts to emphasize quality and valu-added products to rebuild its brand image and to attract customers. Internationally, AFD has also been aggressively seeking out more opportunities to balance out the saturated domestic market. Among AFD's steps toward internationalization, the company has instituted a series of training courses to improve its employee's competence. Furthermore, AFD is also in the process of building up overseas investment. By doing so the company is certain that its foundations will be deeply rooted and well prepared for any further developments and foreign investment opportunities.

In addition to strengthening its foundations, in today's dynamic and unpredictable market, a company should be aware of the fluctuations in business and be prepared at any time in order to avoid elimination by losing its competitive advantage. With this principle in mind, AFD has launched a campaign of integration, consolidation and the international division of labor. As a result, it has accumulated much experience in managing frozen cobia and related products for processing and export.

CONSUMER FOOD PRODUCTS

<Instant Noodles>

Compared to year 2000, the sales value of the Food Division declined 0.2% in 2001.

The Food Division's sales performance in 2001 was even better than the total Taiwan noodle market sales, which declined by 0.3%. The major brand with a rate of decline of 0.3% is Uni-President Noodle. Mainly this decline was due to the change in package design, which took time before consumers adjusted to the new design. Furthermore, since noodle stands were not as popular as before, the sales of Wagamama (Japanese flavored ramen) also declined 35% compared to the year 2000. Fortunately, our new products serve traditional Taiwanese flavor such as Pork stuff Cup Vermicelli and Chicken hot-pot Cup Vermicelli had successful launch which contributed NTD100 million in sales revenue. In terms of distribution channels, "hyper-market" declined because of its insistence on maintaining a stable price structure. However, sales in the CVS channel grew steadily. Uni-President still has 50% market share in the total Taiwan noodle market.

The management strategy for the year 2002 is to increase profitability, including:

1. Well-prepared production and stock planning to ensure enough inventory during the high season.
2. Increase the unit price and GP%.
3. Lower the cost on raw materials and packaging materials to increase sales in terms of customer segments, products, and channels.
4. Prepare new products for launch and develop replacement plans for products with weak sales.
5. Share services and integrated marketing plans with worldwide branch offices.

<Dairy Products>

The Taiwanese beverage industry came under tremendous pressure due to the economic downturn in the year 2001. The dairy industry was the only segment

showing significant growth in 2001. This growth led to increased competition with new entrances into the chilled beverage market. The Dairy Division faced these challenges head on by optimizing its product portfolio and intensifying brand building measures, which resulted in a stunning annual sales growth of 13.2% and profit growth of 18.8%, securing the division's market leadership position.

Due to continuous raw milk quality improvements and strategic marketing plans, Ray-Shie milk was able to achieve a 50% sales growth this year. AB Yogurt was the first food product to receive a health food certification by the central government, for successfully proving that it is helpful in increasing human intestinal health. AB Yogurt, besieged by competitors' price gouging, this year still attained a 60% growth in sales. Pure Tea continues to create new highs by growing 23% in sales, confirming its unmovable dominating position in the tea category. La gauche de La Seine cafe with its innovative promotional activities created additional sales and increased its brand image. In the mature pudding market, Uni-President Pudding not only maintained a firm pricing point, but also created a 14% growth rate in terms of profit.

CVS and Hypermart have been growing rapidly over the last two years. 7-11 and Carrefour have become very important sales channels for the Dairy Division, but the Dairy Division continues to create specially targeted strategies for each individual channel.

To satisfy changing consumer needs in 2002, the Dairy Division Hsinshih and Yangmei plant made major capital investments into newer and more effective machinery. To further improve our product quality, the Dairy Division will continue to invest in plant renovations, machine capital investments, and ESL systems. This all goes into producing tastier, healthier, and safer chilled dairy products for the Taiwanese consumer market.

To fulfill our vision in this increasingly competitive market, we will persist in our search for continuous quality excellence, update sales and delivery systems, strengthen strategic alliances, increase non-core business OEMs, and develop strategies for post-WTO issues in order to aid us in meeting future challenges with unyielding confidence.

<Beverage>

The Beverage Division created fabulous sales in 2001 and completed its assigned mission with great effort. First of all, the "Barley Fragrance" series gained more sales volume and brand loyalty. Second, the sales of mineral water rose due to better channel penetration and acceptability from consumers. Two sets of aseptic filling equipment set up lately are currently working on PET production. The new product "Cha King" won critical acclaim from consumers, and its sales volume rose gradually. The Beverage Division will continue in the future planning product portfolio adjustments toward high-price position, and look forward to achieving competitive advantages in the PET market, except for the TP market.

Facing future competition, the Beverage Division continues its efforts to incerase market share in the Taiwan beverage market, and in brand integration on the both sides of Taiwan Strait for more efficient sharing of marketing resources and reducing waste. The Beverage Division is also planning the entry into the southeastern Asia market, and expanding penetration of Uni-President products among the Chinese population there.

After Taiwan has joined the WTO, the Beverage Division will aggressively plan strategic alliances with international corporations to face the future impact of globalization.

<Frozen Cooked Foods>

1. Operation & R&D

Currently, the shinying plant has four production lines: Dumplings, Cooked Dumplings, Chicken Nuggets, and Meat/Fish Balls. Hot-pot Dumplings, Buns and Kantouni are still working through outsourcing OEM companies. To meet market demands and consumer trends, we will introduce a series of Taiwanese style Microwaveable foods in 2002, including Pot stickers, Meat-filled buns, and Fried white radish patty. In the future, we will develop the new products based on the operation of 4°C and the market of industrial uses. Also, we will strategically work through outsourcing OEM, ODM companies to save our production cost and shorten the new product launching time.

2. Market Analysis

(1) The Frozen Cooked Foods market in Taiwan is about NTD8.3 billion; of that, 70% of the market share is divided among the top five major categories: Dumplings, Chicken Nuggets, Meat/Fish Balls, Hot-pot Dumplings, and Buns.

(2) Supply outpaces demand in the Frozen Cooked Foods market in Taiwan. Manufacturers achieve less profit than before and have to lower prices to compete. The market situation on the whole is getting worse.

(3) Due to changes of logistic issues and products' characteristics in Taiwan, in addition to the increasing numbers of females in the workforce as well, the frozen-cooked-foods has developed its sales into three domain channels: Hypermarket, Chained Supermarket, and Industrial uses.

3. Objectives & Strategies

(1) "Increase sales and Expand market share." Also, move more into the market of industrial uses such as pork-steaks for restaurant-use.

(2) In order to catch up with the trend of development in supermarket chains, we will devote our efforts toward Fresh foods and Cooked foods, such as Cooked Dumplings, Kantouni, Microwaveable foods, and dishes for lunch/dinner boxes.

(3) To meet market demand, we will work through OEM and ODM cooperation to provide more choices and varieties to consumers.

4. Raw Material Supplies

Currently, all of our raw materials such as chicken, pork, and vegetables are purchased from domestic vendors. As such, the prices are not stable. Therefore, we need to actively look for the other importers and/or international vendors who can supply quality raw materials to limit our risk exposure.

<Ice Cream Products>

Uni-President considers frozen dessert a promising market in Taiwan. Therefore, we established an Ice Cream Products Division under the Low-Temperature Products Group in 2001. The ice cream business of Uni-President originally belonged to President's subsidiary San-President Ice Cream Company. The subsidiary was in charge of the development and sales of ice cream products. After San-President closed down in January, 2000, the Frozen Foods Division of Uni-President took over its ice cream business. Although the ice cream market has been declining slowly over the past few years (total market share is about NTD 250 million), the Ice Cream Products Division of Uni-President still maintains a 20% annual growth rate. After the establishment of a marketing group, the strategy of adapting internal brand names for promotion of President's ice cream products has become a great success. The major brand series include: Ray-Sui, Ice Shaver and Polar Delight. "La Gauche de La Seine" will be the next series of products to find a niche in the market. On the other hand, we try to establish a co-op relationship in strategy with famous foreign manufacturers (Japan Lotte, Korea Binggrae, Thailand F&N) to combine the resources from these OEM plants. An economic advantage in market share will be achieved through these powerful distribution channels. This establishment of production and marketing channels is expected to be the first step in the internationalization of the ice cream business.

<Soy Sauce & Seasoning>

Major products categories are into soy sauce and seasoning. In soy sauce products, there are two brands-President four season and Kikkoman. Under these two brands, we have achieved stable growth in sales and profit. Currently, the market share in Taiwan is about 27.5% In seasoning products, we try our best to develop new products such as tomato sauce, spice packs, etc. In 2001, we emphasized the product development strategy of high quality, high profit .We adjusted the structure of soy sauce & seasoning products so that our products will keep on growing. With Kikkoman's high quality materials, we continue producing healthy & delicious products and developing better customer service. Looking forward to the future, we will not only continue with the product development strategy of high quality, high profit, but will also develop health-conscious products and easy to use seasoning products.

To face the impact of joining the WTO, we are already preparing to deal with those impacts, and we will contact with some famous vinegar and seasoning in mainland China, and try our best to run a good business!

<Meat Products>

People will continue to pursue greater convenience, more expeditious and more comfortable life in the 21st century - an age characterized by speed, rapid circulation of knowledge and hi-tech development - because good taste, health, hygiene, safety, and convenience are required in meals. In 1984, Uni-President's "Imperial" brand Chinese sausage was a pioneer in adopting Vacuum packaging, introducing Nitrogen-filled packaged techniques to the local market. Since then, consumers enjoyed the varieties of Chinese style processed meat products. The company has not only enriched and diversified Chinese processed meat, but has also developed the "Imperial Chinese Meat" Series to satisfy local people's taste. In 2001, "Twin-Pack Sausage" was on the market and offered customers a better way of storage. Since 1992, the brand "Pork", dipped in a special sauce for 72 hours, has won generous praise from a vast number of customers. Wholesome and tasty Western-style Pork was also introduced. We employed multi-brand strategies to promote the series of "Gourmet Cuisine" by homemade culinary arts.

Every link in the production and manufacturing procedures, including materials procurement, butchering, processing, product storage, delivery, and sales, fulfills 3C Clean, Cold, Cover requirements. Aside from the food safety being up to standard, the freshness and flavor of the meat is also completely preserved. Two major characteristics "the Guarantee of Health and Safety" and "Super Quality" are approved by the certification of GMP, CAS, IS9002 and HACCP. Customers can be ensured of wholesome and safe food.

After Taiwan was admitted to WTO, the "supply and demand" and the processing of international meat materials are scheduled to be reformed. Because Taiwanese customers still prefer traditional meat, the goal of marketing in 2002 will be an emphasis on healthiness, diversity, simplicity and convenience. On the other hand, customers pay more attention to nutrition, and to meet their needs, an operational style focusing on health has been working. Wholesome, clean, and certificated materials are used. Trendy, healthy, and tasty processed meat in both Chinese and western styles will be researched and developed under the strictest quality control. We hope all our products will be presented to customers securely, conveniently, and considerately.

<Healthy Food Products>

The Healthy Food Division manages all items that are healthy foods. And "The Health Food Control Act" has been implemented, and we are working towards providing the products that are healthy, natural and functional.

President Essence of Chicken and Meiji Milk Powder are the main products.

There are several flavors of Essence of Chicken : Original, Four Herbs, Ten Herbs, Popolis and "for children" flavor.

The market share is approximately 22%. The company is the market leader in the Flavor Essence of Chicken product line. It's main competitor is Brand's. "Brand's" market share rate is 65%, with its traditional original flavor.

In order to strengthen competitiveness, we will extend the product line by developing the high-end Essence of Black Bone Chicken. Essence of Chicken products put great emphasis on their refreshing qualities and their ability to increase physical strength.

The Four Herbs Essence of Chicken will be applied for identification.

Milk Powder Products: We sell the Meiji Milk Powder that is the NO.1 brand in Japan. And there are many international competitors in Taiwan such as: Wyeth, Johnson, Abbott, Nestle, etc. Because of the number of competitors, milk powder products are difficult to sell. Looking forward, we aim to strengthen our cooperation with hospital and other places.

We also have the following strategies to enhance steady business growth:

1. Professionalize the image of our Grain products series: work toward salty taste on the Porridge Series; and

emphasize the benefits and functions of the Grain Powder series.

2. Health food invention: strengthen production of Popolis, we will work substantially on products which help to lower blood lipids and maintain liver health starting from year 2002; and to develop new series of high-quality products such as Fish Oil, Ganoderma and Chinese herbal medicine.
3. Now, our main sales outlets are: Warehouse, Tradition, P/X . In the future we will vigorously develop drugstores, mail-order, supermarkets, etc.

<Bakery>

In Japan, machine made bread has development to a mature stage, and tremendous varieties can be found at those CVS channels. In Taiwan, Uni-President bread was founded 20 years ago. Through the continuous accumulation of bread manufacturing technology and know-how, it has become the largest machine made bread factory in Taiwan Uni-President supplies the domestic market through outlets such as 7-Eleven, Circle K, Niho Mart, and Siespress, as well as other specific channels. Since 2000, we have implemented twice a day delivery to 7-Eleven stores, batch manufacturing and same day delivery, so that we can offer consumers fresh, delicious and convenient bread to satisfy various needs for breakfast, lunch and dinner.

In order to provide consumers in the south of Taiwan with fresher and more delicious bread, Uni-President invested NTD 200 million in Madou and set up the Ma-Dow Baking line. With this, localized manufacturing can provide the consumers with the freshest bread possible.

Furthermore, Uni-President bread invested NTD 100 million in Madou to found the second bread factory, which went online in year 2001 to give consumers bread as fresh as that in northern Taiwan.

As the leisure business is booming and the coffee culture is filling the marketplace, the bread section set up a pastry line to meet the demand of coffee dessert and promote them to coffee shops.

In addition, another NTD 62 million was spent in the founding of frozen dough factory to upgrade the change in product mix and the demand from the market, and introduce them to traditional bakeries and hypermarkets.

<Normal Temperature Distribution>

Since Normal Temperature Distribution Division was established in 1996, team members are growing with the Division, and have learned professional and excellent skills to make the highest appending value by the lowest logistics cost. In 2002, there are three Regional Distribution Centers (RDC), two Frontier Distribution Centers (FDC) and 30,000 distribution customers in Taiwan and a complete distribution network was created in the west by the powerful transport-car team. Whether for general products distribution or rush delivery of nearly expired products, it has developed a high level of efficient maneuverability to accomplish the task. The distribution quota in 2001 is up to 6.4 billion. For distribution equipments, Lin-CO distribution center purchased the Automated Storage And Retrieval System (AS/RS), Computer And Picking System (CAPS) to improve distribution efficiency.

For boosting distribution competition, the department has 6 operational principles - passion, instant, safe, integrity, creativity, service - and is looking for more business to raise the distribution sales quota. Guidelines for this year:

1. Raise the ratio to 100% for outsourcing handling and delivery.
2. Improve the management of each expense, and lower the distribution cost ratio to 4.8%
3. Build trust by professionalism. Earn affirmation by passion.
4. Extend the business opportunities for direct mail, direct business, direct transportation between Mainland China and Taiwan and future WTO.
5. Create the professional distribution companies. Combine the latest information system with Internet to provide on-demand inventory and market information.

The Producing Procedure of Main Products

The Producing Procedure of Flour


wheat
separator
scourer
tempering mixer
scourer
separator
magnetic separator
myfa intense tempering
break roller
sifter
purifier
reduction roller
sifter
insect impacter
silo
mixer
by-product
package
wheat bran
secure Sifter
weighter
package
flour product

The Producing Procedare of Animal Feed


raw materials
scale
scalpin
storing
crimping
screening
grinding
storing
automatic scale
by-product
scalping
premix
miled fat
molasses
mixing
train sporp
scalping
package tank
mash feed
storing
pelleting
cooling
crimping
sifted
packaging
pelleted feed

The producing procedure of soybean oil


soda
soda
water
reactor
centrifugation
centrifugation
centrifugation
dryer
crude
heating
phosphoric acid
neutralization
separate I
separate II
separate III
water dried
heating
deacidigication with alkali
vacuum decorization with Bleaching clay
stir
mix machine
filter net A
filter net B
filtration
decolorized oil
exchange tank
chemisorptin
bleaching clay
prcoession of decolorize
deodorizer
deodorize Tank
heating
deodorization
cooling
safe filter
deodorized product
package
soybean oil product
procession of deodorization

The Producing Procedure of Instant Noodle


lard
garlic
onion
boiling
colling
freezer
freezing
mixer
mixing
packet filler
filling
oil packs
cartoning
machine
case
wrapper
medium
protein flour
flavor water
premix
mixer
mix
sheeting roller
sheeting
noodle slitter
threading
pressurized steamer
steaming
cutting
cutting into portion
seasoning sopy
spray seasoning sopp
oil
frying
cooler
cooling
packaging
seasoning
weighing scale
mixer
mixing
packet filler
filling
seasoning powder pack
imperial big
meals tetort
pouch
fehydrated
meat/veg.
boiling
stewing
packet filler
filling
indexing
sterlization
sterlizing
dryer
drying
storage
finished goods

The Producing Procedure of Can Beverage


sugar ingredient reception
sugar syrup dissolving & filtration
storage
empty can reception
can washibg
raw material reception
raw material treatment
raw juice dtorage
mixing
heating
filling & seaming
acid beverage: holding
low-acid beverage: sterilizing in the retort
fructose reception
cooler
cooling
boxing
folk lift
palletizing
storage in warehouse
random inspection before distribution
delivery

The Producing Procedure of Aseptic Brink Juice


sugar ingredient reception
sugar syrup fissolving & giltration
storage
raw material reception
raw material treatment
raw juice storage
mixing
UHT-sterilization
aseptic filling
straw application
fructose reception
tray packing
film shrink packing
folk lift
palletizing
storage in warehouse
random inspection before distribution
delivery

The Producing Procedure of Soybean Milk


additives
QC
blend
nomogenize
cool
soybean
QC
preheat
mill
cook
centrifuge
cool
mix
QC
clarify
sterilize
fill
QC
palletize
recheck
long life soymilk

The Producing Procedure of Fresh Milk


PS
mold
pure pack
QC
raw milk
QC
store
QC
blend
QC
clarify
pasteurize
fill
bottle
bottle washing
QC
QC
refrigemned milk

The Producing Procedure of Bread


flour
water
yeast
weighting
mixing
raw material
mixing
proofer
basic
germentation
divider
divided
round
intermediate
proofer
intermediate
fermentation
rounder
rounding
final
fermentation
baking
cooling
cutting
packing
finished item

The Purpose of Main Products

In response to the varied consumer trends and different market needs, Uni-President implements inclusive manufacturing process and innovative technologies to develop miscellaneous products for uses in food processing, fishery, pasturage and regular consumer products.

Supply Situation of Main Materials

Item	Raw Material	Source	Supply Status
Animal Feed	Corn, Soybean, Fish Meal	USA, South America	Stable
Wheat Flour	Wheat	USA, Australia	Stable
Edible Oil	Soybean	USA, South America	Stable
Instant Noodle	Wheat Flour, Edible Oil	Self-Produced, USA, South-East Asia	Stable
Beverage & Juice	Sugar, Hfcs. Conc. Juice	Domestic, Austria, Brasil	Stable
Dairy Products	Raw Milk, Milk Powder	Domestic, New Zealand, Australia	Stable
Meat Products	Pork	Domestic, USA	Stable

Major Suppliers

in thousand NTD

Name	2001		2000	
	Amount	Ratio of Net Purchases	Amount	Ratio of Net Purchases
Tetra Pak Taiwan Ltd.	2,086,905	12%	1,914,753	10%
President Kikkoman Inc.	698,307	4%	679,452	4%
TTET Union Corp.	548,889	3%	375,684	2%
President Packaging Corp.	389,660	2%	342,795	2%
President Pepsi Food Co., Ltd.	383,876	2%	396,810	2%

Major Clients

in thousand NTD

Name	2001		2000	
	Amount	Ratio of Net Sales	Amount	Ratio of Net Sales
Uni-President. Cold Chain Corp.	3,659,928	12%	3,319,935	11%
President Chain Store Corp.	2,199,676	7%	1,850,128	6%
Retail Support International Corp.	2,198,211	7%	2,070,725	7%
Tung Hsiang Corp.	1,727,564	6%	915,887	3%
Uni-president vender Corp.	642,782	2%	-	-

Actual Production and Sales of 2000:

Unit: Capacity and Quantity (1,000 tons)/Amount(million NTD)

Products (1,000 tons)	Production Capacity	Product		Sales					
				Local		Export		Total	
		Qt. A	Amt. B	Qt. C	Amt. E	Qt. D	Amt. F	Qt. C+D	Amt. E+F
Feeds	507	357	2,845	346	3,144	9	285	355	3,429
Flours	88	88	715	60	584	-	-	60	584
Wheat bran	32	32	86	30	110	-	-	30	110
Barley cereal	43	23	120	22	121	-	-	22	121
Soybean powder	-	-	-	196	1,265	-	-	196	1,265
Edible oil	48	35	779	33	886	-	-	33	886
Instant noodle	42	30	2,703	28	3,205	1	119	29	3,324
Rice noodle	3	1	137	1	142	-	31	1	173
Noodle	3	2	85	1	91	-	2	1	93
Beverages	230	228	3,382	299	5,256	3	67	302	5,323
Milk powder	7	1	153	2	570	-	82	2	652
Breads	24	14	708	14	1,012	-	-	14	1,012
Cakes	7	4	335	4	487	-	-	4	487
Frozen foods	10	7	506	10	694	-	5	10	699
Dairy Products	90	85	3,680	85	4,589	-	-	85	4,589
Yogurts	5	5	107	5	149	-	-	5	149
Soy Bean milk	21	19	483	19	480	-	-	19	480
Puddings	7	6	356	6	607	-	-	6	607
PP juice	68	54	1,030	54	1,507	-	-	54	1,507
Pickles	-	-	-	-	22	-	2	-	24
Soy sauce	-	-	-	36	743	1	3	37	746
Meat Products	9	7	593	7	795	-	2	7	797
Sales offices	-	-	-	-	2,604	-	-	-	2,604
Others	-	-	-	-	2,498	-	-	-	2,498
Total			18,803		31,561		598		32,159

Actual Production and Sales of 2001:

Unit: Capacity and Quantity (1,000 tons)/Amount(million NTD)

				Sales					
	Production	Product		Local		Export		Total	
Products (1,000 tons)	Capacity	Qt. A	Amt. B	Qt. C	Amt. E	Qt. D	Amt. F	Qt. C+D	Amt. E+F
Feeds	507	423	3,337	402	3,542	11	374	413	3,916
Flours	88	87	740	64	633	-	-	64	633
Wheat bran	32	31	94	34	126	-	-	34	126
Barley cereal	43	21	118	20	124	-	-	20	124
Soybean powder	-	-	-	231	1,570	-	-	231	1,570
Edible oil	48	41	880	41	943	-	2	41	945
Instant noodle	42	29	2,788	26	3,713	2	137	28	3,850
Rice noodle	3	1	143	1	146	-	32	1	178
Noodle	3	2	85	2	104	-	2	2	106
Beverages	268	264	3,507	318	5,576	3	90	321	5,666
Milk powder	7	1	146	2	571	-	49	2	620
Breads	24	20	930	20	1,247	-	-	20	1,247
Cakes	7	5	372	5	540	-	-	5	540
Frozen foods	10	10	695	12	787	-	4	12	791
Dairy Products	135	99	4,276	99	5,690	-	16	99	5,706
Yogurts	5	5	105	5	160	-	-	5	160
Soy Bean milk	21	17	435	17	563	-	2	17	565
Puddings	7	6	356	6	571	-	14	6	585
PP juice	68	62	1,172	62	1,852	-	-	62	1,852
Pickles	-	-	-	-	23	-	3	-	26
Soy sauce	-	-	-	40	827	-	5	40	832
Meat Products	9	6	554	7	840	-	2	7	842
Sales offices	-	-	-	-	41	-	-	-	41
Others	-	-	-	-	2,427	-	1	-	2,428
Total			20,733		32,616		733		33,349

Production & Sales Plan for 2002

Unit: ton

Products	Projected Production of 2002(A)	Actual Production of 1st Qt, 2002(B)	B/A %	Projected Sales of 2002(C)	Actual Sales of 1st Qt,2002(D)	D/C %
Feeds	374,312	95,513	25.52%	378,947	92,521	24.42%
Flour	79,920	21,320	26.68%	91,364	26,018	28.48%
Wheat bran	28,080	7,557	26.91%	35,022	9,179	26.21%
Barley cereal	17,100	3,910	22.87%	17,100	3,901	22.81%
Soybean powder	-	-	-	212,800	51,582	24.24%
Edible oil	37,900	10,538	27.80%	41,600	10,773	25.90%
Instant noodles	30,641	6,716	21.92%	29,780	6,894	23.15%
Rice noodles	1,299	242	18.63%	1,219	277	22.72%
Noodles	2,287	463	20.24%	2,090	447	21.39%
Beverages	235,716	63,707	27.03%	323,577	95,859	29.62%
Milk powder	672	167	24.85%	1,329	335	25.21%
Bread	15,032	4,608	30.65%	15,032	4,608	30.65%
Cake	4,667	1,077	23.08%	4,667	1,077	23.08%
Frozen food	9,941	1,787	17.98%	14,167	2,755	19.45%
Dairy	108,714	19,397	17.84%	108,400	19,357	17.86%
Yogurt Drink	5,715	1,016	17.78%	5,715	1,016	17.78%
Bean milk	19,141	3,852	20.12%	19,091	3,840	20.11%
Pudding	6,368	2,092	32.85%	6,226	2,063	33.14%
Juice	55,422	12,869	23.22%	55,422	12,869	23.22%
Pickles	-	-	-	34	7	20.59%
Soy sauce	-	-	-	51,462	11,589	22.52%
Meat Products	6,474	1,186	18.32%	6,474	1,825	28.19%

HUMAN RESOURCES

Year	2001	2000	Jan. 01, 2002~ May 31, 2002
Number of Employees	5,453	6,066	5,290
Average of Age	35.9	35.4	36.2
Average Years of Service	11.0	10.4	11.3
Percentage by Education			
• ph.D.	0.11%	0.10%	0.15%
• MS / MA	4.60%	4.04%	4.67%
• College	31.89%	41.87%	32.36%
• High hool	47.50%	42.78%	47.81%
• Others	15.90%	11.21%	15.01%

LABOR RELATIONS

1. Corporation and Mutual Welfare

In the past 30 years, Uni-President has always believing in corporation and mutual welfare of the labor and management. That is why our company always a good and harmonious relationship with labor, and have never and hopefully will never loss due to conflict with the union.

2. More and Better Communication with the Labor Union

We allow representatives to be present at the business coordination meetings, in oder to know what the employees want and need. Our company has will still be sincere and open in harmonious communications with the union.

3. Establishment of EAPs

Under the asistance of the Council of Labor Affairs, the EAPs was established in 1999 to provide consulting service in recreation, law, education, and personal problems. The main purpose of EAPs is that all employees are served well to be free from worries, in order to reach better job performance.

ENVIRONMENTAL PROTECTION

While pursuing enterprise development from the factory's founding, Uni-President Enterprises Corporation started environmental protection planning and execution, set up environmental management systems and started environmental management checking, and invested large amounts of capital in environmental protection equipment, and established a responsible organization to be engaged in the operation, maintenance and improvement of wastewater, solid wastes and air pollutant control equipment. So far the continuous investment in environmental protection equipment has been more than NTD 452 million, annual operation cost is NTD 127 million.

Environmental protection responsible organization:

· Environmental Protection Section, Public Engineering Division.

The total amount of loss and punishment due to environmental pollution in the past two years:

1.*The effluent in Yungkang plant was taken by the Bureau of Environmental Protection County in May 2001, and the result did not meet the standards. The appeal was not effective, and was punished NTD sixty thousand, and the effluent had to meet the standards.*

2.*The effluent in the pork plant was taken by Bureau of Environmental Protection County in December 2001, and the result didn't meet the standards, the appeal was not effective, and was punished NTD sixty thousand, and the effluent had to meet the standards.*

3.*No loss or punishment due to environmental pollution from Jan. 1, 2002 until May 31, 2002.*

Countermeasures (including improvements)

1.Promote the function of anaerobic blanket and traditional aeration tank in pork factory.

2.Intensify the professional training of employees and ensure the stable operation of equipment.

3.Waste water and gas inspection: in order to realize whether waste water, waste gas discharge/emission have met the environmental protection standard or not, periodically we have assigned the inspection firm as recognized by Environmental Protection Administration to carry out inspection.

4.Carrying out company-wide environmental management inspection thoroughly to implement environmental protection task based on prevention type to achieve effective utility of resources, decrease costs and reach the purpose of sustainable development.

5. Actualizing waste cutting tasks, triggering the resource of the waste recycling of effluent to minimize the yield of waste water and the refuse for reducing the impact to the environment.

Possible significant environmental protection capital expenditure in next two years:

Year 2002:

* The increase methane gas generator of engineering in Hsinshih general plant, estimated investment amount is NTD 1.5 million.
* The extension project of wastewater treatment plant in Hsinshih general plant, estimate investment amount is NTD 25 million.

Year 2003:

* At the first stage, the increase environmental correlative of engineering in Rueifang plant, estimate investment amount is NTD 8 million.

IMPORTANT CONTRACTS

Nature	Contracting Parties	Period	Major Contents	Restrictive Clauses
Sales Agent	President Kikkoman Inc.	1999.05.01~2009.04.30	General Agents Agreement obtained for the territory of Taiwan	1. No transfer to third party allowed without prior consent from President Kikkoman Inc. 2. President Kikkoman Inc. has right to cancel the General Agents Agreement in the event that a congregate revenue of NT$30 million is not reached within a consecutive three-month period.
Sales Agent	Meiji Milk Corp.	2001.04.01~2002.03.31	General Agents Agreement obtained for the territory of Taiwan	No export to other countries is allowed without prior consent from Meiji Milk Corp.
OEM	TTET Union Corp.	1998.01.01~2002.12.31	Soybean Manufacture for Uni-President: 180 thousands tons per year, into 17.5% degreased soybean oil and 80% soybean powder.	none
Term Loan	Syndicate of Banks I.C.B.C. and Chiao Tung Bank as arrangers	2001.06.28~2006.06.28	Facility Amount NTD 6 Billion (Including Term Loan Facility NTD2.7Billion and Note Issuance Facility NTD3.3Billion)	1. Current Ratio shall be above 80%. 2. Total Liabilities to Net Worth shall be below 100%. 3. If the covenants (1) and (2) above were not be achieved, the Company shall improve it within six months. 4. Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of main assets should be notified to the agent bank. The agent bank can hold a guarantee banks' meeting to discuss above events as needed.
Term Loan	I.C.B.C.	2000.03.28~2005.03.28	Facility amount NTD 1 Billion	none
Term Loan	China Development Industrial Bank Inc	2001.11.15~2004.11.15	Facility amount NTD 800 Million	1. Current Ratio shall be above 70%. 2. Total Liabilities to Net Worth shall be below150%. the Company shall improve it within six months.
Term Loan	China Development Industrial Bank Inc	2000.12.28~2003.12.28	Facility amount NTD 350 Million	none
Term Loan	The Farmers Bank of China	2000.09.06~2005.09.06	Facility amount NTD 700 Million	none
Term Loan	Taiwan Cooperative Bank	2001.11.22~2004.11.22	Facility amount NTD 600 Million	none
Term Loan	Cathay United Bank	2001.12.17~2004.12.17	Facility amount NTD 500 Million	none
Term Loan	Jihsun Bank	2000.09.06~2005.09.06	Facility amount NTD 500 Million	none
Term Loan	Taiwan Industrial Bank	2001.11.08~2004.11.08	Revolving Facility Amount NTD 350 Million	none
Term Loan	Taishin International Bank	2001.12.21~2003.12.21	Facility amount NTD 300 Million	none
Term Loan	Shin Kong Life Insurance Co., Ltd	2000.12.29~2003.12.29	Facility amount NTD 294 Million	none
Term Loan	Sunny Bank	2001.11.30~2003.11.30	Facility amount NTD 250 Million	none
Term Loan	First Commercial Bank	2001.10.11~2003.10.11	Facility amount NTD 300 Million	none
Term Loan	Tainan Business Bank	2000.06.12~2003.06.12	Facility amount NTD 400 Million	none

Nature	Contracting Parties	Period	Major Contents	Restrictive Clauses
Term Loan	Syndicate of Banks Taiwan Industrial Bank, United World Chinese Commercial Bank, and Land Bank of Taiwan as arrangers	2000.10.05~2005.10.05	Facility amount NTD 6 Billion	1. Current Ratio should be above 70%. 2. Total Liabilities to Net Worth shall be below 100%. 3. (Debt+Contingent Liability) to Equity should be below150%. 4. Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall have the consent in writing from bank syndication.
Term Loan	Syndicate of Banks ABN ARMO as an arranger	1998.09.25~2003.09.25	Facility amount NTD 4.3 Billion (Revolving Note Issuance Facility)	1. Current Ratio should be above 75%. (Based on Non-consolidated Annaul financial Statement) 2. Ratio of stockholders' equity to total assets calculated based on non-consolidated Annual audited finance statements shall no be less than 40%. 3. Tangible Net worth shall be above NTD 15 Billion. (Based on Non-consolidated Annaul financial Statement) 4. Interest Coverage Ratio shall be above 2.6 times (Based on Non-consolidated Annaul financial Statement) 5. The year-end consolidated tangible Net Worth, less any treasury stocks, shall no be less than NTD 20 Billion. 6. The year-end consolidated total contingent liabilities shall be less than tangible Net Worth.

LITIGATION AND NON-LITIGATION CASE: None

ACQUISITION AND DISPOSAL OF MAJOR ASSETS

Acquisition of Major Assets

in thousand NTD

Name of Asset	Acquisition Date	Price	Vendor	Relationship with Co.	Purpose
UNI-PRESIDENT ENTERPRISES CORP.					
Uni- President Glass Industrial Co.,Ltd (common stock)	12/2001	397,366	President International Development Corp.	Subsidiary accounted by equity method	Long-Term Investment
President Chain Store Corp. (common stock)	11/2001~02/2002	2,180,937	Any Investors	-	Long-Term Investment
ABN AMRO Global Retail index Equity Certificate	12/2001~01/2002	US77,961 thousand	ABN AMRO Bank	-	Short-Term Investment
Scino Pharm Taiwan, Ltd (Common Stock)	08/2001	239,600	President Chain Store Corp.	Subsidiary accounted by equity method	Long-Term Investment
Scino Pharm Taiwan, Ltd. (Common Stock)	01/2002	163,238	Capital Increase	-	Long-Term Investment
President James Bond Fund	01/2002~03/2002	347,300	President Investment Trust Corp.	-	Short-Term Investment
Phoenix Bond Fund	01/2002~02/2002	318,000	Entrust Investment Trust Corp.	-	Short-Term Investment
PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.					
ABN AMRO Global Retail index Equity Certificate	12/2001	US27,392 thousand	ABN AMRO Bank	-	Short-Term Investment
KAI YU INVESTMENT CO. , LTD.					
Kai Yu(BVI) Investment Co.,Ltd.	02/2001~03/2002	656,682	Capital Increase	-	Long-Term Investment
CAYMAN PRESIDENT HOLDINGS LIMITED					
ABN Equity Certificates	12/2001	US38,038 thousand	ABN AMRO Bank	-	Short-Term Investment
Genesis Special Growth Fund	05/2001	US29,722 thousand	Any Investors	-	Short-Term Investment
ABN Capital Protected Unit	12/2001	US18,734 thousand	ABN AMRO Bank	-	Short-term Investment
Uni-President (Vietnam)Co.,Ltd.	05/2001~01/2002	US14,000 thousand	Capital Increase	-	Long-term Investment

Name of Asset	Acquisition Date	Price	Vendor	Relationship with Co.	Purpose
PRESIDENT INTERNATIONAL DEVELOPMENT CORP.					
President James Bond Fund	05/2001~05/2002	2,298,610	President Investment Trust Corp.	-	Short-Term Investment
President Home Run Bond Fund	01/2001~12/2001	738,650	President Investment Trust Corp.	-	Short-Term Investment
Government Bonds	02/2001~01/2002	9,489,576	Any Investors	-	Short-Term Investment
President (BVI) International Investment Holdings Ltd.	02/2001~05/2002	1,554,856	Capital Increase	-	Long-Term Investment

* Note: Amount of acquisition assets up to NTD 300 million or 20% of pain-in Capital.

Disposal of Major Assets

in thousand NTD

Name of Asset	Acquisition Date	Disposal Date	Selling Price	Profit(Loss)	Buyer	Relationship with Co.
UNI-PRESIDENT ENTERPRISES CORP.						
Uni-President Chain Corp. (common stock)	07/1990	05/2001~ 06/2001	2,302,165	1,674,498	Any Investors	-
Presicarre Corp.	08/1987	12/2001	3,534,724	2,847,653	ABN AMRO Bank	-
President James Bond Fund	01/2002	02/2002~ 03/2002	347,710	410	President Investment Trust Corp.	-
Phoenix Bond Fund	01/2002	03/2002	318,875	875	Entrust Investment Trust Corp.	-
ABN AMRO Global Retail index Equity Certificate	12/2001	05/2002	US$78,835 thousand	US$874 thousand	ABN AMRO Bank	-
PRESIDENT INTERNATIONAL DEVELOPMENT CORP.						
President James Bond Fund	12/2000	05/2001~ 05/2002	1,900,644	3,036	President Investment Trust Corp.	-
President Home Run Bond Fund	09/2000	01/2001~ 12/2001	743,015	889	President Investment Trust Corp.	-
Government Bonds	12/2000	01/2001~ 01/2002	9,961,004	18,352	Any Investors	-
Uni- President Glass Industrial Co.,Ltd (common stock)	12/2000	12/2001	397,366	104,867	Uni-president Enterprises Corp.	-

Name of Asset	Acquisition Date	Disposal Date	Selling Price	Profit(Loss)	Buyer	Relationship with Co.
United Microelectronics Corp. (common stock)	08/1987	12/2001~ 01/2002	320,869	(1,577)	Any Investors	-
Uni-President Enterprises Corp.(common stock)	10/1997	03/2002~ 05/2002	403,841	(291,654)	Any Investors	-
Tonpal Optoelectronics Inc. (common stock)	12/1999	03/2002~ 05/2002	575,987	113,195	Teng Sheng Investment Corp.	Sub-Subsidiary
					Tong Shuo Investment Corp.	Sub-Subsidiary
					CHIAO TUNG Bank	-
					Natural Persons	-

KAI YU INVESTMENT CO.

Uni-President Enterprises Corp. (common stock)	08/1995	03/2002~ 05/2002	442,117	(327,867)	Any Investors	-

CAYMAN PRESIDENT HOLDING LIMITED.

ABN Equity Certificates	12/2001	12/2001~ 05/2002	US 24,559 thousand	US 582 thousand	ABN AMRO Bank	-

* Note: Amount of disposal assets up to NTD 300 million or 20% of paid capital.



FINANCING PLANS AND IMPLEMENTATION

ANALYSIS REARDING THE UNCOMPLETED PARTS OF THE MOST RECENT PLAN FOR PREVIOUS ISSUANCE OF SECURITIES OR PRIVATE PIALEMENT SECURITIES, AND THE CASE WHERE NO SIGNIFICANT EFFECTS/BENEFITS HAVE BEEN PRODUCED FROM THE FUND UTILIZATION PLAN IN THE MOST RECENT THREE YEARS: None





FINANCIAL INFORMATION



FIVE-YEAR FINANCIAL SUMMARY

The Latest Five-year Independent Auditors and Auditors' Opinions

Item / Year	2001	2000	1999	1998	1997
Independent Auditors	PriceWaterhouse Coopers	PriceWaterhouse Coopers	PriceWaterhouse Coopers	PriceWaterhouse Coopers	PriceWaterhouse Coopers
Auditors' Opinion	Modified Unqualified	Modified Unqualified	Modified Unqualified	Unqualified	Qualified*

* As a result of changing principles, accounting for pension cost and income tax, auditors express a qualified opinion.

Balance Sheet Summary

in thousand NTD

	Five-year Financial Summary (Note 1)					Jan.01, 2002~
Item / Year	2001	2000	1999	1998	1997	Mar.31, 2002
Current Assets	9,516,253	6,937,566	6,715,691	6,717,762	6,800,920	10,444,542
Long-term investments	45,740,485	46,632,972	40,128,952	34,249,904	30,017,812	45,183,108
Fixed Assets (Notes 2, 3)	14,528,137	14,955,362	13,570,517	12,380,013	9,618,805	14,251,042
Intangible Assets	413,844	-	-	-	-	373,631
Other Assets (Notes 2, 3)	1,964,309	2,275,756	1,758,004	1,497,083	1,511,895	1,742,984
Total Assets	72,163,028	70,801,656	62,173,164	54,844,762	47,949,432	71,995,307
Current Liabilities						
• Unappropriated	6,151,517	6,250,770	6,546,855	7,467,044	5,881,282	6,779,744
• Appropriated	6,151,517	8,322,343	9,006,666	10,251,917	6,120,662	6,779,744
Long-term Liabilities	21,840,266	22,052,029	13,462,893	5,438,198	1,702,068	22,003,841
Other Liabilities	596,311	154,030	907,099	1,259,504	2,335,060	592,316
Total Liabilities						
• Unappropriated	29,879,897	29,748,686	22,208,704	15,456,603	11,210,267	30,667,704
• Appropriated	29,879,897	31,820,259	24,668,515	18,241,476	11,449,647	30,667,704
Common Stock	33,476,572	31,581,671	29,242,288	26,583,898	22,153,248	33,476,572
Capital Reserve	903,054	869,341	963,344	1,090,211	1,277,829	908,530
Retained Earnings						
• Unappropriated	8,070,840	8,956,580	10,253,389	12,119,647	12,943,990	8,281,718
• Appropriated	8,070,840	5,053,269	5,571,164	6,809,303	8,606,259	8,281,718
Unrealized loss long-term investments	(122,359)	(92,663)	-	-	-	(122,359)
Cumulative transaction adjustment	59,364	(252,294)	(494,561)	(405,597)	364,098	72,031
Total Stockholders' Equity						
• Unappropriated	42,283,131	41,052,970	39,964,460	39,388,159	36,739,165	41,327,603
• Appropriated	42,283,131	38,981,397	37,504,649	36,603,286	36,499,785	41,327,603

Income Statement Summary

in thousand NTD

Item / Year	Five-year Financial Summary (Note 1) 2001	2000	1999	1998	1997	Jan. 01, 2002~ Mar.31, 2002
Operating Revenues	33,348,556	32,159,019	30,022,143	29,203,880	26,644,484	7,740,195
Gross Profit	8,780,064	9,458,332	8,723,199	7,964,939	7,304,222	1,772,894
Operating Income	162,274	355,890	463,978	(529,385)	(318,096)	115,868
Otter Income	6,609,006	4,860,839	3,900,357	5,667,089	8,647,831	553,789
Otter Expenses	3,730,394	1,967,003	1,000,032	771,148	482,168	422,832
Income from operations of continued segments-before tax	3,040,886	3,249,726	3,364,303	4,366,556	7,847,567	246,825
Income from operations of continued segments-after tax	3,013,760	3,385,195	3,526,450	4,321,567	7,932,490	218,688
Income from operations of discountinued segments	-	-	-	-	-	-
Extraordinary gain(loss)	-	-	-	-	-	-
Cumulative effect of change in accounting principles	-	-	-	-	-	(7,810)
Net Income	3,013,760	3,385,195	3,526,450	4,321,567	7,932,490	210,878
EPS (NTD)						
• Unretroacted (Note 4)	0.90	1.07	1.21	1.63	3.58	0.07
• Retroacted (Note 5)	0.90	1.01	1.06	1.29	2.37	0.07

Note 1: All financial information above was audited by CPA.

Note 2: Land value had been reassessed at Dec.31,1995, total increment value of NTD 2,013,924 thousands. However, according to the official letter (86)Shan-Tze No.860206009 from the ROC Ministry of Economics, all land beyond fixed assets can no longer be reassessed after the announcement of the amendment of Business Accounting Law. Such land value belongs to renting and idle property, should be written of NTD 77,111 thousands from the reassessment gain in capital reserve, and another NTD 19,277 thousands from the asset disposal gain in capital reserve.

Note 3: Interest expense capitalized (in thousand NTD): 1997: $29,724; 1998: $23,596; 1999: $148,858; 2000: $184,522; 2001:$172,484; Jan.01.2002~Mar.31,2002:$34,645

Note 4: Base on weighted average number of outstanding shares during each year.

Note 5: According to GAAP, EPS based on weighted average number of outstanding shares after giving the retroactive adjustment.

FIVE-YEAR FINANCIAL ANALYSIS

Items for Analysis / Year	Five-year Financial Analysis (Note 1) 2001	2000	1999	1998	1997	Jan.01, 2002~ Mar.31, 2002
Financial Structure						
• Liabilities/Assets Ratio (%)	41.41	42.02	35.72	28.18	23.38	42.60
• Long-term Funds/Fixed Assets Ratio(%)	441.37	421.96	393.70	362.09	399.65	444.40
Liquidity						
• Current Ratio (%)	154.70	110.99	102.58	89.97	115.64	154.06
• Quick Ratio (%)	105.61	66.31	55.40	53.28	67.72	113.38
• Times Interest Earned (times)	3.07	3.60	5.46	10.24	29.73	1.73
Operating Performance						
• Average Collection Turnover (times)	9.51	9.50	9.37	9.96	10.17	1.92
• Average Collection Period (days)	38.38	38.42	38.95	36.65	35.89	46.88
• Inventory Turnover (times)	10.22	8.92	8.14	8.46	8.51	2.57
• Average payment turnover(times)	18.25	13.32	10.11	10.22	10.38	4.46
• Average Inventory Period (days)	35.71	40.92	44.84	43.14	42.89	35.02
• Fixed Assets Utilization (times)	2.26	2.25	2.31	2.66	2.88	0.54
• Total Assets Utilization (times)	0.47	0.48	0.51	0.57	0.61	0.11
Profitability						
• Return on Total Assets (%)	5.49	6.21	6.76	9.06	18.49	0.56
• Return on Stockholders' Equity (%)	7.23	8.36	8.89	11.35	23.99	0.50
• Return on Capital Stock (%)						
• Operating Income	0.48	1.13	1.59	(1.99)	(1.44)	0.35
• Income before Tax	9.08	10.29	11.50	16.43	35.42	0.74
• Net Income to Net Sales (%)	9.04	10.53	11.75	14.80	29.77	2.72
• EPS-retroacted (NTD)	0.90	1.01	1.06	1.29	2.37	0.07
Cash Flow						
• Cash Flow Ratio (%)	32.41	32.05	20.49	16.81	30.08	-
• Cash Flow Adequacy Ratio (%)	40.62	43.18	50.62	75.04	91.25	-
• Cash Reinvestment Ratio (%)	0.13	-(Note 2)	-(Note 2)	2.29	3.61	-
Leverage						
• Operating Leverage (%)	2.89	20.78	17.89	(13.90)	(5.97)	0.94
• Financial Leverage (%)	(0.15)	(0.56)	(4.26)	0.54	0.57	(0.83)

Note 1: All financial information above was audited by CPA.

Note 2: "Net Cash Flow from Business Operation-Cash Dividends" is not applicable since it's negative.

The calculation formula of financial analysis was listed as follows:

1. Financial Structure Analysis
   (1) Debts ratio = Total Liabilities/Total Assets
   (2) Long-term fund to fixed assets =(Shareholders' Equity + Long-term Liabilities)/Net Properties

2. Liquidity Analysis
   (1) Current ratio =Current Assets/Current Liabilities
   (2) Quick ratio = (Current Assets-Inventories-Prepaid Expenses)/Current Liabilities
   (3) Times interest earned =Earnings before Interest and Taxes/Interest Expenses

3. Operating Performance Analysis
   (1) Average collection turnover =Net Sales/Average Trade Receivables
   (2) Average collection days =365/Receivables Turnover rate
   (3) Average inventory turnover =Cost of Sales /Average Inventory
   (4) Average payment turnover =Cost of Sales/Average Trade Payables
   (5) Average inventory turnover days =365/Inventory Turnover rate
   (6) Fixed assets turnover =Net Sales/Net Properties
   (7) Total asset turnover =Net Sales/Total Assets

4. Profitability Analysis
   (1) Return on total assets ={Net Income + Interest Expenses*(1-Effective tax rate)}/Average Total Assets
   (2) Return on stockholders' equity =Net Income /Average Shareholders' Equity
   (3) Net Income to net sales =Net Income/Net Sales
   (4) Earnings per share =(Net Income -Preferred Stock Dividend)/Weighted Average Number of Share Outstanding

5. Cash flow
   (1) Cash flow ratio =Net Cash Provided by Operating Activities/Current Liabilities
   (2) Cash folw adequacy roatio =Five-year sum of cash from operations/Five-year sum of capital expenditures, inventory additions, and cash dividends
   (3) Cash flow reinvestment ratio =(Cash Provided by Operating Activities- Cash Dividends)/(Gross Plant + Investment + Other Assets +Working Capital)

6. Leverage
   (1) Operating leverage =(Net Sales-Variable Cost)/Income from Operations
   (2) Financial leverage =Income from Operations/(Income from Operations-Interest Expenses)

FINANCIAL STATUS AND OPERATION RESULTS

Two-Year Cash Flow Analysis

	2001	2000	+/-%, Variation
Cash Flow Ratio	32.41%	32.05%	1.12%
Cash Flow Adequacy Ratio	40.62%	43.18%	-5.93%
Cash Reinvestment Ratio	0.13%	–(Note)	–

Note: "Net Cash Flow from Business Operation-Cash Dividends" is not applicable since it's negative.

Estimated Cash Flow for Next Year

		in thousand NTD
Beginning Cash Balance	(1)	109,720
Net cash flow from operating activities	(2)	2,870,000
Estimated cash outflow	(3)	1,955,000
Estimated amount of cash surplus (deficit)	(1)+(2)-(3)	1,024,720
In case of cash surplus		Repay Bank Loan

Operating Performances

in thousand NTD

Item Year	2001	2000	Change Amount	Change %
Operating Revenues	$35,690,549	$34,567,884	$1,122,665	3.25
Less: Sales Returns	(190,611)	(278,579)	(87,968)	(31.58)
Sales Allowance	(2,151,382)	(2,130,286)	21,096	0.99
Net Operating Revenues	33,348,556	32,159,019		
Operating Costs	(24,568,492)	(22,700,687)	1,867,805	8.23
Gross Profit	8,780,064	9,458,332	(678,268)	(7.17)
Operating Expenses	(8,617,790)	(9,102,442)	(484,652)	(5.32)
Operating Income (Loss)	162,274	355,890		
Other Income	6,609,006	4,860,839	1,748,167	35.96
Other Expenses	(3,730,394)	(1,967,003)	1,763,391	89.65
Income before Income Taxes	3,040,886	3,249,726		
Income Tax (Expenses) benefits	(27,126)	135,469	162,595	120.02
Net Income	$3,013,760	$3,385,195		

FINANCIAL FORECAST AND RESULTS: N/A

SUPERVISORS' REPORT

To: The General Meeting of Shareholders as of year 2002

The undersigned has duly audited the Operating Report, Financial Statements and Schedule of Earnings Distribution prepared by the Board of Directors for the year of 2001, and found the same to be true and correct.

Therefore, in accordance with Article 219 of the Company Law of the Republic of China, the undersigned takes pleasure in submitting this report for your perusal and acceptance.

Uni-President Enterprises Corporation

Supervisors: Chen, Kao Keng

Kuo, Peng-Chi
(Representative of Chau-Chih Inv. Co.)

April 10, 2002

UNI-PRESIDENT ENTERPRISES CORP.
FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT ACCOUNTANTS
DECEMBER 31, 2001 AND 2000

REPORT OF INDEPENDENT ACCOUNTANTS

March 18, 2002
(02)P12D.20452

To Uni-President Enterprises Corp.

We have audited the accompanying balance sheet of Uni-President Enterprises Corp. as of December 31, 2001 and 2000, and the related statements of income, of changes in stockholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain long-term investments accounted for under the equity method, which statements reflected total debit balance of $13,337,946,000 and $14,068,227,000 as of December 31, 2001 and 2000 and net investment income in the amount of $338,748,000 and $680,362,000 for the years then ended, respectively. These statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion herein, insofar as it relates to the amounts included for these long-term investments is based solely upon the reports of other auditors.

We conducted our audits in accordance with the "Rules Governing Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial

statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, base upon our audits and the reports of other auditors, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Uni-President Enterprises Corp. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with the "Rules Governing the Preparation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

We have also audited the consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries, (not presented herein) for the years ended December 31, 2001 and 2000. Our report dated March 18 2002, expressed a modified unqualified opinion on those statements.

PricewaterhouseCoopers

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and report of the independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

UNI-PRESIDENT ENTERPRISES CORP.

BALANCE SHEET

DECEMBER 31

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

ASSETS	2001	2000
Current Assets		
Cash and cash equivalent (Note 4(1))	$ 109,720	$ 113,920
Short-term investments (Note 4(2))	1,618,712	–
Notes receivable (Notes 4(3) and 5)	717,364	772,697
Accounts receivable – third parties (Note 4(4))	818,196	859,658
Accounts receivable – related parties (Note 5)	1,812,128	1,691,270
Other receivables – third parties	1,257,674	606,308
Other receivables – related parties (Note 5)	163,094	100,861
Inventories (Note 4(5))	2,457,057	2,341,723
Prepayments	326,963	397,998
Other current assets (Note 4(20))	235,345	53,131
	9,516,253	6,937,566
Long-term Investments (Notes 4(6) and 5)	45,740,485	46,632,972
Property, Plant and Equipment (Notes 4(7), 5 and 6)		
Cost:		
Land	3,402,227	3,636,217
Buildings	3,685,882	3,532,871
Machinery and equipment	7,595,998	7,286,556
Storage facilities	165,382	170,520
Electrical installations	394,969	387,287
Transportation equipment	132,607	194,631
Furniture and fixtures	2,219,654	2,251,480
Leased property	254,440	254,440
Leasehold improvement	129,195	198,142
Other equipment	2,938,209	2,673,755
Revaluation increment	2,457,076	2,461,993
Cost and revaluation	23,375,639	23,047,892
Less: Accumulated depreciation	(9,555,895)	(8,745,820)
Construction in progress and advance to suppliers	708,393	653,290
	14,528,137	14,955,362
Intangible Assets		
Deferred pension cost (Note 4(15))	413,844	–
Other Assets		
Assets held for lease (Notes 4(8) and 6)	1,013,137	1,042,993
Idle assets (Note 4(9) and 6)	210,278	237,154
Guaranteed deposits	86,257	98,246
Deferred expenses (Note 4(10))	289,364	315,614
Long-term receivables (Note 4(11))	40,846	44,176
Deferred income taxes (Note 4(20))	261,672	477,523
Other (Note 4(7))	62,755	60,050
	1,964,309	2,275,756
TOTAL ASSETS	$ 72,163,028	$ 70,801,656

UNI-PRESIDENT ENTERPRISES CORP.
BALANCE SHEET
DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Current Liabilities		
Short-term loans (Note 4(12))	$ 953,264	$ 1,779,264
Commercial papers payable (Note 4(13))	–	486,370
Notes payable	11,599	18,990
Accounts payable – third parties	1,054,905	1,144,538
Accounts payable – related parties (Note 5)	191,441	271,164
Income tax payable (Note 4(20))	9,440	35,410
Accrued expenses (Note 5)	1,614,893	1,714,922
Other payable (Note 5)	1,908,732	680,240
Cash in advance (Note 5)	–	85,714
Current portion of long-term liabilities (Notes 4(7) and 4(14))	407,243	34,158
	6,151,517	6,250,770
Long-term Liabilities		
Long-term loans (Note 4(14))	21,662,065	21,861,945
Long-term payables (Note 4(7))	178,201	190,084
	21,840,266	22,052,029
Other Reserves		
Provision for land-value incremental tax (Note 4(7))	1,291,803	1,291,857
Other Liabilities		
Provision for retirement plan (Note 4(15))	522,646	55,062
Customers' deposits	73,665	98,968
	596,311	154,030
TOTAL LIABILITIES	29,879,897	29,748,686
Stockholders' Equity		
Common stock (Notes 1 and 4(16)))	33,476,572	31,581,671
Capital reserve (Notes 4(7), 4(16), and 4(17))		
Assets revaluation	452,131	504,186
Gain on disposal of property, plant and equipment	10,889	21,997
Donated capital	228	228
Long-term investments	439,806	342,930
Retained earnings (Notes 4(16) and 4(18))		
Legal reserve	4,216,966	3,878,424
Special earnings reserve	354,622	494,561
Unappropriated	3,499,252	4,583,595
Unrealized loss on long-term investments	(122,359)	(92,663)
Cumulative translation adjustment	59,364	(252,294)
Unrecognized pension cost	(8,616)	–
Treasury stock (Notes 4(6) and 4(19))	(95,724)	(9,665)
	42,283,131	41,052,970
Contingent Liabilities and Commitments (Notes 5 and 7)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 72,163,028	$ 70,801,656

The accompanying notes are an integral part of the financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF INCOME
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

	2001	2000
Operating Revenues (Note 5)		
Gross sales	$ 33, 564, 213	$ 32, 726, 645
Less: Sales returns	(190, 611)	(278, 579)
Sales allowance	(2, 151, 382)	(2, 130, 286)
Other	2, 126, 336	1, 841, 239
	33, 348, 556	32, 159, 019
Operating Costs (Note 5)		
Cost of goods sold	(22, 700, 341)	(21, 125, 625)
Other	(1, 868, 151)	(1, 575, 062)
	(24, 568, 492)	(22, 700, 687)
Gross Profit	8, 780, 064	9, 458, 332
Operating Expenses (Note 5)		
Selling expenses	(6, 065, 629)	(6, 652, 476)
Administrative and general expenses	(2, 266, 662)	(2, 190, 480)
Research and development expenses	(285, 499)	(259, 486)
	(8, 617, 790)	(9, 102, 442)
Operating Income	162, 274	355, 890
Other Income		
Interest income	13, 926	5, 852
Income from investments	98, 922	42, 335
Gain on disposal of property, plant and equipment (Note 5)	12, 241	13, 600
Gain on sale of investments (Note 5)	4, 952, 891	3, 685, 131
Rental income (Note 5)	490, 187	247, 260
Gain on recovery of short-term investment revaluation	—	3, 574
Other (Note 5)	1, 040, 839	863, 087
	6, 609, 006	4, 860, 839
Other Expenses		
Interest expenses (Note 4(7))	(1, 215, 371)	(994, 674)
Loss from investments (Note 4(6))	(1, 664, 382)	(235, 367)
Loss on disposal of property, plant and equipment	(21, 419)	(22, 023)
Loss on foreign currency transactions	(16, 084)	(137, 871)
Expenditure for issuance of commercial papers	(13, 968)	(6, 222)
Shutdown loss	(41, 082)	(66, 269)
Other	(758, 088)	(504, 577)
	(3, 730, 394)	(1, 967, 003)
Income Before Income Taxes	3, 040, 886	3, 249, 726
Income Tax (Expenses) Benefits (Note 4 (20))	(27, 126)	135, 469
Net Income	$ 3, 013, 760	$ 3, 385, 195
Earnings Per Common Share (In NT$) (Note 4(21))	$ 0. 9	$1. 01

The accompanying notes are an integral part of the financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

2000	Common Stock	Capital Reserve	Retained Earnings: Legal Reserve	Retained Earnings: Special Earnings Reserve	Retained Earnings: Unappropriated	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2000	$ 29,242,288	$ 963,344	$ 3,534,016	$ –	$ 6,719,373	$ –	($ 494,561)	$ –	$ –	$ 39,964,460
Distribution of net income of 1999 :										
Appropriation of legal reserve	–	–	344,408	–	(344,408)	–	–	–	–	–
Appropriation of special earnings reserve	–	–	–	494,561	(494,561)	–	–	–	–	–
Directors' and supervisors' enumeration	–	–	–	–	(60,214)	–	–	–	–	(60,214)
Employees' bonuses	–	–	–	–	(60,214)	–	–	–	–	(60,214)
Payment of cash dividends	–	–	–	–	(2,339,383)	–	–	–	–	(2,339,383)
Issuance of stock dividends	2,222,414	–	–	–	(2,222,414)	–	–	–	–	–
Capital reserve transferred to common stock	116,969	(116,969)	–	–	–	–	–	–	–	–
Net income for 2000	–	–	–	–	3,385,195	–	–	–	–	3,385,195
Gain on disposal of property, plant and equipment transferred to capital reserve	–	12,441	–	–	(12,441)	–	–	–	–	–
Gain on disposal of property, plant and equipment by subsidiaries transferred to capital reserve	–	15,021	–	–	(15,021)	–	–	–	–	–
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	–	22,966	–	–	–	–	–	–	–	22,966
Adjustment of capital reserve due to the disposal of subsidiaries' stock	–	(27,683)	–	–	27,683	–	–	–	–	–
Adjustment of capital reserve due to the Company's proportionate subscription of donated assets	–	221	–	–	–	–	–	–	–	221
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	(92,663)	–	–	–	(92,663)
Cumulative translation adjustment	–	–	–	–	–	–	242,267	–	–	242,267
Adjustment due to the Company's proportionate subscription to the subsidiaries purchase of treasury stock	–	–	–	–	–	–	–	–	(9,665)	(9,665)
Balance at December 31, 2000	$ 31,581,671	$ 869,341	$ 3,878,424	$ 494,561	$ 4,583,595	($ 92,663)	($ 252,294)	$ –	($ 9,665)	$ 41,052,970

UNI-PRESIDENT ENTERPRISES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

2001	Common Stock	Capital Reserve	Retained Earnings: Legal Reserve	Retained Earnings: Special Earnings Reserve	Retained Earnings: Unappropriated	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2001	$ 31,581,671	$ 869,341	$ 3,878,424	$494,561	$ 4,583,595	($ 92,663)	($ 252,294)	$ –	($ 9,665)	$ 41,052,970
Distribution of net income of 2000 :										
Appropriation of legal reserve	–	–	338,542	–	(338,542)	–	–	–	–	–
Appropriation of special earnings reserve	–	–	–	102,328	(102,328)	–	–	–	–	–
Directors' and supervisors' enumeration	–	–	–	–	(58,891)	–	–	–	–	(58,891)
Employees' bonuses	–	–	–	–	(117,782)	–	–	–	–	(117,782)
Payment of cash dividends	–	–	–	–	(1,894,900)	–	–	–	–	(1,894,900)
Issuance of stock dividends	1,831,738	–	–	–	(1,831,738)	–	–	–	–	–
Capital reserve transferred to common stock	63,163	(63,163)	–	–	–	–	–	–	–	–
Reversal of special earnings reserve	–	–	–	(242,267)	242,267	–	–	–	–	–
Net income for 2001	–	–	–	–	3,013,760	–	–	–	–	3,013,760
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	–	77,545	–	–	–	–	–	–	–	77,545
Gain on disposal of property, plant and equipment by subsidiaries transferred to capital reserve	–	1,315	–	–	(1,315)	–	–	–	–	–
Adjustment of capital reserve due to the disposal of subsidiaries' stock	–	(5,126)	–	–	5,126	–	–	–	–	–
Adjustment of capital reserve due to the Company's proportionate subscription of donated assets	–	133	–	–	–	–	–	–	–	133
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	(29,696)	–	–	–	(29,696)
Adjustment of unrecognized pension cost due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	–	–	(8,616)	–	(8,616)
Cumulative translation adjustment	–	–	–	–	–	–	311,658	–	–	311,658
Purchase of treasury stock	–	–	–	–	–	–	–	–	(58,543)	(58,543)
Adjustment due to Company's proportionate subscription to the subsidiaries purchase of treasury stock	–	–	–	–	–	–	–	–	(27,516)	(27,516)
Adjustment due to Company's proportionate subscription to the subsidiaries retire of treasury stock	–	23,009	–	–	–	–	–	–	–	23,009
Balance at December 31, 2001	$ 33,476,572	$ 903,054	$ 4,216,966	$ 354,622	$ 3,499,252	($ 122,359)	$ 59,364	($ 8,616)	($ 95,724)	$ 42,283,131

The accompanying notes are an integral part of the financial statements.

Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,013,760	$ 3,385,195
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on reduction of short - term investments to market	5,109	—
Reversal of short-term decline market value	—	(3,574)
Provision for doubtful accounts	72,615	54,231
Reversal of allowance for doubtful accounts	(13,617)	(5,565)
Loss on allowance for inventory valuation	2,083	—
Reversal of inventory obsolescence valuation	—	(440)
Equity in loss of subsidiaries	1,491,284	235,367
Perpetual loss of long-term investments under the cost method	167,989	—
Cash dividends from equity subsidiaries	820,846	1,059,276
Gain on sale of investments	(4,952,891)	(3,674,270)
Depreciation	1,381,727	1,301,629
Gain on disposal of property, plant and equipment, idle assets and other assets	(12,241)	(13,600)
Loss on disposal of property, plant and equipment, and idle assets	21,419	22,023
Amortization	67,317	61,543
(Gain) Loss on foreign currency translations	(5,419)	1,816
Changes in operating assets and liabilities:		
Notes receivable	2,887	109,244
Accounts receivable – third parties	39,330	474,243
Accounts receivable – related parties	(120,858)	(713,641)
Other receivables – third parties	409,051	(484,516)
Other receivables – related parties	(62,233)	(32,265)
Inventories	(117,417)	397,031
Prepayments	71,035	(98,756)
Deferred income tax assets - current	(182,214)	(1,937)
Deferred pension cost	(413,844)	—
Long-term receivables	(10,711)	(23,710)
Deferred income tax assets-non-current	215,851	(187,975)
Notes payable	(7,391)	(485,188)
Accounts payable – third parties	(89,633)	(17,330)
Accounts payable – related parties	(79,723)	(30,715)
Income tax payable	(25,970)	35,410
Accrued expenses	(100,029)	486,764
Other payables	24,030	37,355
Cash in advance	(85,714)	85,714
Provision for retirement plan	467,584	30,172
Net cash provided by operating activities	1,994,012	2,003,531

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) Decrease in short-term investments	($ 1,623,821)	$ 101,950
Proceeds from sale of long-term investments-subsidiaries	382,098	2,604,751
Proceeds from sale of long-term investments-non-subsidiaries	5,403,247	2,428,447
Increase in long-term investments-subsidiaries	(403,676)	(5,725,795)
Increase in long-term investments-non-subsidiaries	(1,232,901)	(4,000,382)
Proceeds from disposal of property, plant and equipment, assets held for lease, idle assets and other assets	371,816	158,791
Cash purchase of property, plant and equipment, assets held for lease and idle assets	(1,586,268)	(3,021,335)
Decrease in guaranteed deposits	11,989	8,261
Increase in deferred expenses	(41,067)	(177,974)
Decrease in employees' car loans	9,621	3,692
Net cash provided by (used for) investing activities	1,291,038	(7,619,594)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in short-term loans	(826,000)	(954,136)
(Decrease)Increase in commercial papers payable	(486,370)	486,370
Increase in long-term loans	173,120	8,597,737
Decrease in customers' deposits	(25,303)	(51,529)
Payment of directors' and supervisors' enumeration	(58,891)	(60,214)
Payment of employees' bonuses	(117,782)	(60,214)
Payment of cash dividends	(1,894,900)	(2,339,383)
Purchase of treasury stock	(58,543)	-
Net cash (used for) provided by financing activities	(3,294,669)	5,618,631
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	5,419	(1,816)
NET (DECREASE)INCREASE IN CASH AND CASH EQUIVALENT	(4,200)	752
CASH AND CASH EQUIVALENT, BEGINNING OF YEAR	113,920	113,168
CASH AND CASH EQUIVALENT, END OF YEAR	$ 109,720	$ 113,920
Supplemental disclosures of cash flow information		
1. Interest paid (not including capitalized interest)	$ 1,137,909	$ 1,019,569
2. Income taxes paid	$ 19,459	$ 19,033
3. Fair value of subsidiaries on the date of acquisition during the period:		
(1)Uni-President Glass Industrial Co., Ltd.		
Cash	$ 5,256	$ -
Total payment for acquiring Uni-President Glass Industrial Co., Ltd.(Based on 100% ownership)	$ 397,366	$ -
Less: Cash balance of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	(5,256)	-
Cash purchase of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	$ 392,110	$ -

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
(2)Kai Nan Investment Co., Ltd.		
Cash	$ –	$ 600,000
Total payment for acquiring Kai Nan Investment Co., Ltd.		
(Based on 100% ownership)	$ –	$ 600,000
Less: Cash balance of Kai Nan Investment Co., Ltd.		
(Based on 100% ownership)	–	(600,000)
Cash purchase of Kai Nan Investment Co., Ltd.		
(Based on 100% ownership)	$ –	$ –
(3)U-Chains Enterprises Corp.		
Cash	$ –	$ 42,850
Inventories	–	43,260
Property, Plant and Equipment	–	221,272
Accounts payable	–	(73,976)
Total	$ –	$ 233,406
Total payment for acquiring U-Chains Enterprises Corp.		
(Based on 100% ownership)	$ –	$ 214,830
Less: Cash balance of U-Chains Enterprises Corp.		
(Based on 100% ownership)	–	(42,850)
Cash purchase of U-Chains Enterprises Corp.		
(Based on 100% ownership)	$ –	$ 171,980
(4)Uni-President Dream Parks Corp.		
Cash	$ –	$ 31,000
Total payment for acquiring Uni-President Dream Parks Corp.		
(Based on 100% ownership)	$ –	$ 31,000
Less: Cash balance of Uni-President Dream Parks Corp.		
(Based on 100% ownership)	–	(31,000)
Cash purchase of Uni-President Dream Parks Corp.		
(Based on 100% ownership)	$ –	$ –
(5)President Digital Network Corp.		
Cash	$ –	$ 65,000
Total payment for acquiring President Digital Network Corp.		
(Based on 92% ownership)	$ –	$ 59,800
Less: Cash balance of President Digital Network Corp.		
(Based on 92% ownership)	–	(59,800)
Cash purchase of President Digital Network Corp.		
(Based on 92% ownership)	$ –	$ –

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
(6)Uni-President Oven Bakery Corp.		
Cash	$ –	$ 180,000
Total payment for acquiring Uni-President Oven Bakery Corp. (Based on 60% ownership)	$ –	$ 108,000
Less: Cash balance of Uni-President Oven Bakery Corp. (Based on 60% ownership)	–	(108,000)
Cash purchase of Uni-President Oven Bakery Corp. (Based on 60% ownership)	$ –	$ –
4. Fair value of subsidiary on the date of disposal during the period:		
(1)Tone Chu Enterprises Corp.		
Cash	$ 22,047	$ –
Total proceeds from sales of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ 21,051	$ –
Less: Cash balance of Tone Chu Enterprises Corp. (Based on 51% ownership)	(11,244)	–
Proceeds from sales of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ 9,807	$ –
(2)Mech-President Corp.		
Cash	$ 38,277	$ –
Total proceeds from sales of Mech-President Corp. (Based on 47.3% ownership)	$ 85,283	$ –
Less: Cash balance of Mech-President Corp. (Based on 47.3% ownership)	(18,105)	–
Proceeds from sales of Mech-President Corp. (Based on 47.3% ownership)	$ 67,178	$ –
(3)Retail Support International Corp.		
Cash	$ 1,272	$ –
Total proceeds from sales of Retail Support International Corp. (Based on 31% ownership)	$ 237,180	$ –
Less: Cash balance of Retail Support International Corp. (Based on 31% ownership)	(394)	–
Proceeds from sales of Retail Support International Corp. (Based on 31% ownership)	$ 236,786	$ –

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
(4)Uni-President Oven Bakery Corp.		
Cash	$ 16,167	$ –
Total proceeds from sales of Uni-President Oven Bakery Corp. (Based on 20% ownership)	$ 38,584	$ –
Less: Cash balance of Uni-President Oven Bakery Corp. (Based on 20% ownership)	(3,323)	–
Proceeds from sales of Uni-President Oven Bakery Corp. (Based on 20% ownership)	$ 35,261	$ –
(5)San-President Enterprises Corp.		
Cash	$ –	$ 95,853
Total proceeds from sales of San-President Enterprises Corp. (Based on 99.83% ownership)	$ –	$ 95,853
Less: Cash balance of San-President Enterprises Corp. (Based on 99.83% ownership)	–	(95,690)
Proceeds from sales of San-President Enterprises Corp. (Based on 99.83% ownership)	$ –	$ 163
(6)President Chain Store Corp.		
Cash	$ –	$ 490,013
Total proceeds from sales of President Chain Store Corp. (Based on 4.64% ownership)	$ –	$ 2,508,898
Less: Cash balance of President Chain Store Corp. (Based on 4.64% ownership)	–	(22,737)
Proceeds from sales of President Chain Store Corp. (Based on 4.64% ownership)	$ –	$ 2,486,161
Investing and financing activities of partial payment on cash		
1.Sales of long-term investments – non-subsidiaries	$ 6,463,664	$ 2,428,447
Less: Other receivables, end of year	(1,060,417)	–
Cash sales of long-term investments – non-subsidiaries	$ 5,403,247	$ 2,428,447

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
2.Purchase of long-term investments – non-subsidiaries	$ 2,730,310	$ 4,000,382
Less: Other payables, end of year	(1,497,409)	–
Cash purchase of long-term investments – non-subsidiaries	$ 1,232,901	$ 4,000,382
3.Purchase of property, plant and equipment, assets held for lease and idle assets	$ 1,281,523	$ 3,072,405
Plus: Notes payable, beginning of year	–	31,629
Other payables, beginning of year	516,483	423,265
Long-term payables, beginning of year	222,242	232,761
Less: Other payables, end of year	(223,536)	(516,483)
Long-term payables, end of year	(210,444)	(222,242)
Cash purchase of property, plant and equipment, assets held for lease and idle assets	$ 1,586,268	$ 3,021,335

The accompanying notes are an integral part of the financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT AS OTHERWISE INDICATED)

Note 1. HISTORY AND ORGANIZATION

Uni-President Enterprises Corp. (the Company) was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with an initial capital of $32,000. As of December 31, 2001, the paid-in capital was $33,476,572, divided into 3,347,657,000 shares of common stock with $10 (NT dollar) par value per share. The Company is engaged in the manufacturing, processing and sales of various soft drinks, foods, flour and animal feeds.

The common shares of the Company have been listed on the Taiwan Stock Exchange since December, 1987.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Foreign currency transactions and translation

The Company maintains its accounts in New Taiwan dollars. Foreign currency transactions are measured and recorded in New Taiwan dollars using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

2.Foreign exchange contracts

Gain and loss on forward exchange contracts that hedge foreign currency commitment is recognized between the spot rate at the balance sheet date and the settlement rate in net income. For those designated as economic hedges of net investments in foreign entities, gains or losses on which is reported as "translation adjustments", separately and accumulated in a separate component of equity. Any gain or loss on a forward contract intended to hedge an identifiable foreign currency commitment is deferred and included in the measurement of the related foreign currency transaction. However, losses are deferred if it is estimated that deferral would lead to recognizing losses in later accounting periods. If a forward exchange contract exceeds the amount of the related commitment, the gain or loss (net of tax) pertaining to the excess portion is included in determining net income.

3.Cash equivalent

Cash equivalent includes callable bonds, banker's acceptance and commercial paper with maturity date of less than three months.

4.Short-term investments

Short-term investments are stated at the lower of cost or market value. Cost is determined by the weighted average method. Any excess of aggregate cost over the market value will be recognized in the current period.

5.Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collection of receivables according to the aging-of-accounts-receivable.

6.Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out method except for livestock which is based on average cost less allowance for decline in value.

The allowance for decline in value of livestock is amortized over the actual breeding and production periods. Market value for raw materials and supplies is the replacement cost, and for work in process, livestock in process, finished goods, merchandise and by-products, market value is determined on the basis of lower of replacement cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating allowance for inventory obsolescence.

7.Long-term investments

Long-term investments in which the Company has less than 20% of the subsidiaries' paid-in voting share capital, and in which the Company has no ability to exercise substantial influence are stated at the lower of cost or market value for listed companies and at the cost method for unlisted companies. The market value of listed companies is determined by the average closing price of the last month during the accounting period and the unrealized loss of decline in market value is recorded under the stockholders' equity. If the market value of the subsidiaries continue to decline and chance of recovery is uncertain, then loss on decline in market value is recognized in the current period.

Investments in which ownership interests exceed 20% or in which the Company has the ability to exercise substantial influence are accounted for using the equity method. The difference between the acquisition cost and the Company's share of the subsidiary net book value on the date of acquisition is capitalized and amortized over a period of five years.

Consolidated financial statements are prepared to include majority owned subsidiaries. However, if the majority owned subsidiaries' total assets and total operating revenues constitute less than 10% of the respective accounts of the Company, only the equity method is used. When total assets and total operating revenue of all majority owned and the non-consolidated subsidiaries have exceeded 30% of those of the Company, any of these subsidiaries with total assets and total operating revenue in excess of 3% of the respective accounts of the Company are consolidated.

"Cumulative Translation Adjustment" resulting from translation of all assets and liabilities of the invested foreign companies, which accounted for using the equity method, is recognized proportionally based on the percentage of ownership of the foreign company and are reflected in the stockholders' equity section.

8.Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in connection with the purchase or construction required to bring the asset to the condition and location for its intended use is capitalized. Major renewals, betterments and additions are capitalized and recorded as property, plant and equipment. Maintenance and repairs are expensed as incurred.

Depreciation is computed based in the cost or revaluation balance over the estimated economic useful lives of depreciable assets using the straight-line method. Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of major depreciated assets are: buildings 2-55 years, others 2-30 years. Containers are expensed when damaged.

When an asset is sold or retired, the cost and accumulated depreciation are removed from respective accounts and gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets are recorded as other income or loss. Before 2000, this gain net of income tax is transferred to capital reserve in the current year, but after 2000, this gain net of income tax is not transferred to capital reserve.

Idle fixed assets are stated at the lower of book value or net realizable value as other assets. The difference between book value and net realizable value is recorded as loss for the current period. The depreciation expense for the period is recorded as other expenses.

9.Deferred expenses

The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over 12 years, the estimated economic lives of the packing machines. The contingent rental paid quarterly or based on unit-of-production is recorded as current expenses.

Other deferred expenses are depreciated or amortized over a period of 3-10 years.

10.Retirement plan and cost

The Company has a non-contributory and funded defined benefit retirement plans covering all regular employees. Monthly contributions are deposited into an independent retirement trust fund.

R.O.C. FAS No. 18, "Accounting for Pension Cost" was adopted to account for pension expenses. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unrecognized prior service cost and amortization of unamortized net transition asset (obligation).

11.Income tax

The Company adopted R.O.C. FAS No. 22 "Accounting for Income Tax", whereby income tax is provided based on accounting income after adjusting for permanent differences, and inter-period and intra-period allocation of income tax was adopted. The tax effect of taxable temporary differences was recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carryforwards and income tax credits were recorded as deferred tax assets. A valuation allowance is provided for deferred tax assets. Deferred tax asset or liability are classified into current or non-current items in accordance with the nature of balance sheet account or the period expected realization. Adjustments of prior years' income tax liabilities are included in the current year's income taxes expense.

The 10% additional tax expenses on undistributed earnings are recognized on the day of the resolution of distribution by the stockholders' meeting.

12.Treasury Stock

While the parent company and its subsidiaries recovery their issued stock as treasury stock, the book value is caculated separately under the weighted-average method by the categories of the stock (common or perferred stock) and the reason of recovery, the related transactionsare as follows :

(1) Recovery : those belong to buy-out is recorded on the basis of cost incurred ; those belong to donation is recorded on the basis of fair value.

(2) Disposal : if the disposal value is higher than the book value, the excess value is treated as additional the Paid-in Capital - Treasury Stock account; if the disposal value is lower than the book value, the difference value is first charged to trade-off with the Paid-in Capital - Treasury Stock account; any deficiency is then charged to Retained Earnings account.

(3) Retirement : The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the difference is charged against the Capital Reserve- Treasury Stock account; any deficiency is charged against the Retained Earnings account ; if the book value of the treasury stock is lower than the sum of par value and the additional Paid-in Capital the difference is added to the Capital Reserve - Treasury Stock account.

13.Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

14.Revenues, costs and expenses

Sales revenues are recognized when earning process is completed and earning is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

Note 3. CHANGE IN ACCOUNTING PRINCIPLES

None.

Note 4. DETAILS OF SIGNIFICANT ACCOUNTS

1. CASH AND CASH EQUIVALENT

	December 31, 2001	December 31, 2000
Cash：		
Cash on hand	$ 3, 249	$ 15, 857
Checking deposits	14, 598	8, 226
Demand deposits	91, 873	62, 020
	109, 720	86, 103
Cash equivalent：		
Commercial papers	—	27, 817
	$ 109, 720	$ 113, 920

2. SHORT-TERM INVESTMENTS

	December 31, 2001	December 31, 2000
Mutual funds	$ 1, 623, 821	$ —
Less: Valuation allowance	(5, 109)	—
	$ 1, 618, 712	$ —

3. NOTES RECEIVABLE

	December 31, 2001	December 31, 2000
Notes receivable	$ 792, 606	$ 795, 493
Less : Allowance for doubtful notes receivable	(75, 242)	(22, 796)
	$ 717, 364	$ 772, 697

4. ACCOUNTS RECEIVABLE — THIRD PARTIES

	December 31, 2001	December 31, 2000
Accounts receivable	$ 901, 570	$ 940, 900
Less : Allowance for doubtful accounts receivable	(83, 374)	(81, 242)
	$ 818, 196	$ 859, 658

5. INVENTORIES

	December 31, 2001	December 31, 2000
Merchandise	$ 118,087	$ 164,069
Raw materials	770,899	570,235
Raw materials in transit	438,459	322,800
Supplies	171,224	209,713
Work in process	138,767	117,507
Livestock in process	82,190	107,243
Finished goods	697,452	752,143
Livestock	85,450	151,337
Less : Allowance for livestock	(40,059)	(49,620)
By-products	452	77
	2,462,921	2,345,504
Less : Allowance for price decline in inventories and inventories obsolescence	(5,864)	(3,781)
	$ 2,457,057	$ 2,341,723

6. LONG-TERM INVESTMENTS

(1) Debit balance of long-term Investments

Name of subsidiaries	December 31, 2001 Amount	December 31, 2001 Percentage owned	December 31, 2000 Amount	December 31, 2000 Percentage owned
Equity method:				
President International Trade and Investment Corp. (Note 1)	$ 1,583,227	100.00%	$ 1,757,873	100.00%
Kai Yu Investment Co., Ltd. (Note 1)	737,502	100.00%	1,948,404	100.00%
Nanlien International Corp.	982,209	99.99%	869,852	99.99%
President International Development Corp.	8,024,225	58.50%	8,358,391	58.50%
Tong-Jeng Development Corp.	1,408,190	50.00%	1,420,755	50.00%
President Chain Store Corp.	6,624,385	44.28%	5,334,194	45.37%
Ton Yi Industrial Corp.	7,296,883	43.34%	7,831,792	43.34%
Presicarre Corp.	2,213,302	30.50%	2,538,778	40.00%
President Securities Corp.	4,009,879	25.50%	3,617,118	23.47%
Tonpal Optoelectronics Inc. (Note 2)	2,331,917	10.36%	2,307,951	10.36%
Others (less than 2%) (Notes 1, and 2)	5,376,614	7.14% ~100.00%	5,459,624	7.14% ~100.00%
	40,588,333		41,444,732	
Cost Method:				
New Century Info-Comm Co., LTD.	1,268,000	2.67%	1,268,000	2.67%
Others (less than 2%) (Note 3)	3,884,152	0.27% ~ 18.06%	3,920,240	0.53% ~ 14.46%
	5,152,152		5,188,240	
	$45,740,485		$46,632,972	

(Note 1) The total assets and operating revenues of the majority owned subsidiaries constituted less than 30% of the respective balance of the Company. Accordingly, these subsidiaries were not consolidated.

(Note 2) Equity method was used to account for investments in Copres Corp, Tonpal Optoelectronics Inc., Allianz President Life Insurance Co., President Information Corp., Latin America Development Co., Ltd. due to the Company's ability to exercise significant influence.

(Note 3)The perpetual loss of long term investments of $167,989 recognized under the cost method which to consult to estimate opinion.

(2) The long-term investments loss of $1,491,284 and $235,367 recognized under the equity method which was based on the audited financial statements of the subsidiaries in 2001 and 2000, respectively.

(3) As of December 31, 2001 and 2000, President Securities Corp. purchase treasury stock as follows:

A. Reason

	2001			
	Beginning balance of shares	Increase	Decrease	Ending balance of shares
Transfer ownership to employees	5, 613	8, 859	–	14, 472
Maintaining shareholders' equity	–	97, 551	(97, 551)	–
	5, 613	106, 410	(97, 551)	14, 472

	2000			
	Beginning balance of shares	Increase	Decrease	Ending balance of shares
Transfer ownership to employees	–	5, 613	–	5, 613

B. Under the Stock Exchange Law, treasury stock percentage may not exceed 10% of total shares issued and total cost of treasury stock may not exceed the sum of the balances of paid-in capital in excess of par value, retained earnings and realized capital reserve. As of December 31, 2001 and 2000, the cost of treasury stock bought and retired by President Securities Corp. amounted to $1,025,979, $893,567 and $37,388, $—, respectively. The Company recognized the treasury stocks cost $37,181 and $9,665 based its equity ownership in President Securities Corp.

C. In accordance with the Stock Exchange Law, treasury stocks cannot be pledged and bear no shareholders' rights before the stocks are reissued.

D. Under the stock Exchange law, treasury stocks acquired for maintaining credit rating of the Company and shareholders' equity must be retired within six months.

7. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2001 and 2000, revaluation and accumulated depreciation of each fixed assets are listed as follows:

	Revaluation		Accumulated depreciation	
	December 31,2001	December 31,2000	December 31,2001	December 31,2000
Land	$ 2, 215, 507	$ 2, 215, 507	$ —	$ —
Buildings	136, 797	135, 239	1, 229, 611	1, 107, 153
Machinery and equipment	64, 684	66, 399	4, 487, 557	3, 986, 305
Electrical installations	8, 725	10, 511	249, 273	242, 180
Transportation equipment	1, 178	1, 178	103, 564	150, 381
Furniture and fixtures	300	331	1, 539, 031	1, 474, 750
Leased property	—	—	79, 199	61, 685
Leasehold improvement	—	—	78, 839	92, 752
Other equipment	29, 885	32, 828	1, 788, 821	1, 630, 614
	$ 2, 457, 076	$ 2, 461, 993	$ 9, 555, 895	$ 8, 745, 820

(1) In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amounts of revalued appreciation credited to capital reserve was as $1,984,813.The balance of capital reserve-assets revaluation was $452,131 and $504,186 as of December 31, 2001 and 2000, respectively.

(2) The balance of the provision for land-value increment tax on December 31, 2001 and 2000 was $1,291,803 and $1,291,857, respectively.

(3) Interest expenses before capitalized, interest expenses capitalized, and the rates of interest expenses capitalized in 2001 and 2000 were $1,387,855, $172,484, 5.3% and $1,179,196, $184,522, 6.18%.

(4) As of December 31, 2001 and 2000, the Company has purchased land in the amount of $59,304 for expansion of plant facilities. These agriculture land has yet to be rezoned for industrial purposes. Accordingly, the land title has not been officially transferred to the Company. However, the Company has secured deeds and other ownership documents to ensure ownership.

(5) Leased property

The terms major of the leased properties are summarized below:

A. Upon the expiration of the lease contract, the titles of the leased properties accounted for under the capital leases are transferred to the Company at no additional cost. The rental payments and the leased properties are listed below:

Category of property	Present value based on the implicit interest rate	Period
Buildings, electrical installations and other equipment	$ 240,904	8.1997-7.2012 180 equal monthly installments
Buildings	13,536	1. 1998-8. 2005 92 equal monthly installments
	$ 254,440	

B. As of December 31, 2001, total amount of rental payments and their present value are listed as follows:

	Present value of rental payments	Total of rental payments
1.1.2002 - 12.31.2002	$ 32,243	$ 34,109
1.1.2003 - 12.31.2003	29,119	34,204
1.1.2004 - 12.31.2004	26,300	34,302
1.1.2005 - 12.31.2005	22,857	33,237
1.1.2006 – 12.31.2006	19,697	30,949
1.1.2007 - 12.31.2011	73,776	154,743
1.1.2012 - 07.31.2012	6,452	18,053
	210,444	$ 339,597
Less: Liabilities under capital lease within one year	(32,243)	
Long-term liabilities under capital lease (classified as long-term payables)	$ 178,201	

8. ASSETS HELD FOR LEASE

	Cost			Accumulated depreciation			
December 31, 2001	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 231,835	$ 215,383	$ 447,218	$ —	$ —	$ —	$ 447,218
Buildings	636,820	14,075	650,895	(217,655)	(12,399)	(230,054)	420,841
Machinery and equipment	420	—	420	(203)	—	(203)	217
Electrical installations	31,255	—	31,255	(20,059)	—	(20,059)	11,196
Furniture and fixtures	2,221	—	2,221	(2,002)	—	(2,002)	219
Other equipment	277,930	4,299	282,229	(144,486)	(4,297)	(148,783)	133,446
	$ 1,180,481	$ 233,757	$ 1,414,238	($ 384,405)	($ 16,696)	($ 401,101)	$ 1,013,137

	Cost			Accumulated depreciation			
December 31, 2000	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 204,960	$ 215,383	$ 420,343	$ —	$ —	$ —	$ 420,343
Buildings	629,869	13,573	643,442	(185,986)	(11,503)	(197,489)	445,953
Machinery and equipment	420	—	420	(156)	—	(156)	264
Electrical installations	31,255	—	31,255	(17,158)	—	(17,158)	14,097
Furniture and fixtures	2,388	—	2,388	(1,999)	—	(1,999)	389
Other equipment	277,215	4,299	281,514	(115,270)	(4,297)	(119,567)	161,947
	$ 1,146,107	$ 233,255	$ 1,379,362	($ 320,569)	($ 15,800)	($ 336,369)	$ 1,042,993

(1)Rental revenues in 2001 and 2000 were $240,493 and $224,130, respectively.

(2)The Company revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) PROPERTY, PLANT AND EQUIPMENT.

9. IDLE ASSETS

December 31, 2001	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 116,188	$ 35,284	$ 151,472	$ –	$ –	$ –	$ 151,472
Buildings	45,135	1,297	46,432	(39,088)	(1,225)	(40,313)	6,119
Machinery and equipment	203,877	526	204,403	(153,827)	(526)	(154,353)	50,050
Electrical installations	7,416	–	7,416	(7,332)	–	(7,332)	84
Furniture and fixtures	3,953	–	3,953	(3,810)	–	(3,810)	143
Other equipment	23,994	394	24,388	(21,584)	(394)	(21,978)	2,410
	$ 400,563	$ 37,501	$ 438,064	($ 225,641)	($ 2,145)	($ 227,786)	$ 210,278

December 31, 2000	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 93,983	$ 35,477	$ 129,460	$ –	$ –	$ –	$ 129,460
Buildings	53,888	3,357	57,245	(42,080)	(2,555)	(44,635)	12,610
Machinery and equipment	254,360	514	254,874	(162,919)	(514)	(163,433)	91,441
Electrical installations	7,209	–	7,209	(7,209)	–	(7,209)	–
Furniture and fixtures	1,146	–	1,146	(794)	–	(794)	352
Other equipment	24,277	180	24,457	(20,986)	(180)	(21,166)	3,291
	$ 434,863	$ 39,528	$ 474,391	($ 233,988)	($ 3,249)	($ 237,237)	($ 237,154)

The Company revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China.

Please refer to Note 4(7). PROPERTY, PLANT AND EQUIPMENT.

10. DEFERRED EXPENSES

	2001	2000
Beginning balance	$ 315,614	$ 199,183
Additions	44,602	182,679
Decreases	(3,535)	(4,705)
Amortization and depreciation	(67,317)	(61,543)
Ending balance	$ 289,364	$ 315,614

(1) The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over a period of twelve years, the estimated economic lives of the packing machines, and the contingent rental paid quarterly or based on the unit-of-production is treated as current expenses.

(2) The decrease in 2001 and 2000 represents purchase return from the design of website software and sales of selling machine.

11. LONG-TERM RECEIVABLES

	December 31, 2001	December 31, 2000
Long-term notes receivable	$ 2,215	$ –
Long-term accounts receivable	44,079	35,583
Employee car loans	27,658	37,279
Less: Allowance for doubtful accounts	(33,106)	(28,686)
	$ 40,846	$ 44,176

12. SHORT-TERM LOANS

	December 31, 2001	December 31, 2000	Collateral or security
Unsecured bank loans	$ 953,223	$ 1,779,211	–
Bank draft	41	53	–
	$ 953,264	$ 1,779,264	
Range of interest rates	2.42%-6.915%	6.468%-7.33%	

13. COMMERCIAL PAPERS PAYABLE

	December 31, 2001	December 31, 2000	Collateral or security
Commercial papers payable	$ —	$ 500,000	—
Less: Prepaid interests	—	(13,630)	—
	$ —	$ 486,370	
Range of interest rates	—	6.18%	

14. LONG-TERM LOANS

	December 31, 2001	December 31, 2000	Collateral or security
Unsecured bank loans	$ 14,744,000	$ 12,996,000	—
Bankers' acceptances	7,350,000	9,000,000	—
	22,094,000	21,996,000	
Less: Prepaid interests	(56,935)	(132,055)	
Current portion of long-term loans	(375,000)	(2,000)	
	$ 21,662,065	$ 21,861,945	
Range of maturity date	6.12.2003-6.28.2006	2.10.2001-10.5.2005	
Range of interest rates	2.50%-6.65%	3.00%-6.857%	

15. RETIREMENT PLAN

(1) In accordance with the Company's retirement plan, an employee may retire when he or she either (i) attains the age of 55 and with the 15 years of service, or (ii) has more than 25 years of service, or (iii) has reached the age of 60, or (iv) is unable to work (involuntary retirement). The employees accrue two units of credits for each year of service for the first 15 years, and one unit of credit for each year of service thereafter. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service, and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credits. Each unit of credit is based on the average of six-month's salaries prior to retirement. Calculation of average salary is in accordance with the Labor Standards Law of the R.O.C.

(2) The contributions to the independent retirement trust fund were $88,749 and $80,958 for 2001 and 2000, respectively. As of December 31, 2001 and 2000, the retirement fund balance with the Central Trust of China, was $1,884,841 and $1,783,069, respectively.

(3) The net periodic pension cost for the period ended December 31, 2001 and 2000 consists of factors as follows:

	2001	2000
Service cost	$ 120,319	$ 113,230
Interest cost	152,171	146,020
Expected return on plan assets	(110,127)	(110,366)
Amortization of the unrecognized net obligation at transition	25,763	25,763
Loss not recognized as pension cost	4,365	—
Net periodic pension cost	$ 192,491	$ 174,647

(4) The Company adopted FAS No. 18 "Accounting for Pension Plan" of the R.O.C. The assumptions used to measure the funded status of the plan are as follows:

	2001	2000
Discount rate	4.25%	5.75%
Rate of increase in compensation levels	2.82%	3.75%
Expected return on plan assets	4.00%	5.75%

(5) The funded status of the plans at November 30, 2001 and 2000 were as follows:

	November 30, 2001	November 30, 2000
Benefit obligation:		
Vested benefit obligation	($ 913,275)	($ 658,686)
Non-vested benefit obligation	(1,550,994)	(1,150,204)
Accumulated benefit obligation	(2,464,269)	(1,808,890)
Additional benefit based on future salaries	(776,117)	(837,566)
Projected benefit obligation	(3,240,386)	(2,646,456)
Plan assets at fair value	1,956,213	1,915,246
Plan funded status	(1,284,173)	(731,210)
Unrecognized net transition obligation	231,865	257,628
Unrecognized prior service cost	187,180	—
Unrecognized plan assets loss	583,886	317,029
Accrued pension cost	($ 281,242)	($ 156,553)
Minimum pension liability	$ 508,056	$ —
Vested benefit	$1,107,031	$ 933,468

16. COMMON STOCK

(1) On June 23, 2000, the stockholders at their meeting resolved to capitalize capital reserve of $116,969 and unappropriated retained earnings of $2,222,414 as stock dividends which was approved under SFC Ruling (2000) Tai-Tsai-Cheng (1) No. 60239. After the issuance of stock dividends, the total paid-in capital was $31,581,671, consisted of 3,158,167,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

(2) On June 1, 2001, the stockholders at their meeting resolved to capitalize capital reserve of $63,163 and unappropriated retained earnings of $1,831,738 as stock dividends which was approved under SFC Ruling (2001)Tai-Tsai-Cheng (1)No. 139435. After the issuance of stock dividends, the total paid-in capital was $33,476,572, consisted of 3,347,657,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

17. CAPITAL RESERVE

According to the Company Law, capital reserve may only be used to offset accumulated deficits or to increase capital.

18. RETAINED EARNINGS

(1) In accordance with the ROC Company Law, 10% of annual earnings should be appropriated as a legal reserve until the accumulated legal reserve equals the total paid-in capital of the Company. The legal reserve may only be used to offset deficits or increase capital.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve and appropriated as special earnings reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the Board of Directors and approved at the stockholders' meeting. Of the amount distributed by the Company, stockholders' bonuses 50% to 100% of the accumulated unappropriated retained earnings, 2% of the remaining earnings is fixed for directors' and supervisors' remuneration and not less than 0.2% is for employees' bonuses.

(3) As of December 31, 2001 and 2000, the balance of unappropriated earnings were as follows:

	2001	2000
(A) Unappropriated earnings for 1997	$ 485, 556	$ 1, 198, 179
(B) Unappropriated earnings since 1998		
A: 10% income tax unpaid balance	3, 012, 445	3, 385, 416
B: 10% income tax paid balance	1, 251	–
	$ 3, 499, 252	$ 4, 583, 595

(4) As of December 31, 2001 and 2000, the imputation tax credit account balance amounted to $10,851 and $16,511, respectively. The Company distributed 2000 net income as dividends in accordance with the resolution adopted at the stockholders' meeting on June 1, 2001, and the date of dividends distribution was August 9, 2001 adopted at a meeting of Board of Directors, and the creditable ratio was 14.94%. As of December 31, 2001, the estimated creditable ratio was 0.36%. The amount of deductible tax distributable by the Company to its shareholders shall be limited to an amount not exceeding the amount of the imputation tax credit account balance on the date of distribution of the dividends. Accordingly, the actual creditable ratio for the distribution of 2001 net income will be based on the imputation tax credit account balance up to the date of distribution of the dividends.

(5) According to ROC SFC Ruling, the debit balance of $168,156 of stockholders' equity as of December 31, 2001, should be appropriated as special earnings reserve and not be distributed.

19. TREASURY STOCK

Movement of treasury stock purdased in 2001:

	Number of shares (in thousand)			
Reason for acquisition	Beginning	Additions	Reductions	Ending
Maintaining credit of the Company and stockholders' equity	–	5, 671	–	5, 671

(A) According to the ROC securities Exchange Act, the number of outstanding treasury shares shall not exceed 10% of the total shares of common stocks issued by the Company. The cost of the outstanding treasury stocks shall not exceed the total of retained earnings, paid-in capital in excess of par value and capital reserve arising from realized gains. As of December 31, 2001 and 2000, the Company's treasury stocks amounted to $58,543 and $—, respectively.

(B)According to the ROC securities Exchange Act, the treasury stock owned by the Company may not be pledged and any unsold treasury stocks are treated as unissued shares .

(C)According to the ROC securities Exchange Act, the treasury stock for maintaining credit rating of the Company and stockholders' equity should be retired within six months acqusition.

20. DEFERRED INCOME TAX AND INCOME BENEFIT

(1) Adjustments for corporate income tax expenses (benefits) and income tax payable were as follows:

	2001	2000
Current corporate income tax benefits	($ 168,554)	($ 175,088)
10%additional income tax on unappropriated earnings	195,680	39,619
Corporate income tax expenses (benefits)	27,126	(135,469)
Net change amount for deferred income tax assets	(33,637)	189,912
Prepaid income taxes	(786)	(668)
Over (under) provision of prior years' income taxes	20,284	(14,157)
Prepaid and income taxes withheld	(3,547)	(4,208)
Income tax payable	$ 9,440	$ 35,410

(2)The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforwards and investment tax credits were as follow:

	December 31, 2001		December 31, 2000	
	Amount	Tax effect	Amount	Tax effect
CURRENT ITEMS:				
Temporary differences				
Bad debt expenses	$ 110,545	$ 27,636	$ —	$ —
Unrealized inventory obsolescence loss	5,864	1,466	3,781	945
Expenses carried forward	22,123	5,531	26,011	6,503
Unrealized gain or loss on foreign currency transaction	2,849	712	62,733	15,683
Investments tax credits	—	200,000	—	30,000
		$ 235,345		$ 53,131
NON-CURRENT ITEMS:				
Temporary differences				
Expenses carried forward	$ 25,627	$ 6,407	$ 33,110	$ 8,277
Depreciation expenses	(2,322,129)	(580,532)	(2,011,918)	(502,979)
Investments income or loss	1,494,536	373,634	2,106,041	526,510
Pension cost	5,635	1,409	—	—
Loss carryforwards	1,599,553	399,888	507,807	126,952
Investments tax credits	—	260,810	—	382,239
Valuation allowance	—	(199,944)	—	(63,476)
		$ 261,672		$ 477,523

(3) As of December 31, 2001, unused tax credit from loss carryforwards was $399,888, which will expire between 2002 and 2006.

(4) As of December 31, 2001, unused investments tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure, expenditure on the development of international trademark and Y2K expenditures were $460,810, which will expire between 2002 and 2005.

(5) The Company's income tax returns for the year through 1999 have been assessed by the Tax Authority. As of March 18, 2002, there were no disputes existing between the Company and the Tax Authority.

21. EARNINGS PER COMMON SHARE

	2001	2000
Net income (A)	$ 3, 013, 760	$ 3, 385, 195
Weighted average number of shares outstanding during year (shares in thousands) (B)	3, 346, 861	3, 158, 167
Weighted average number of shares outstanding during year after retroactive adjustment (shares in thousands) (C)	3, 346, 861	3, 347, 657
Simple earnings per share (NT dollars) (A/B)	$ 0. 90	$ 1. 07
Simple earnings per share after retroactive adjustment (NT dollars) (A/C)	$ 0. 90	$ 1. 01

Note 5. RELATED-PARTY TRANSACTIONS

1.Related parties and their relationship with the Company

Name of related parties	Relationship with the Company
President Global Corp.	Subsidiary accounted by equity method
U-Chains Enterprises Corp.	Subsidiary accounted by equity method
Cayman President Holdings Ltd.	Subsidiary accounted by equity method
Uni-President Dream Parks Corp.	Subsidiary accounted by equity method
President Baseball Team Corp.	Subsidiary accounted by equity method
Nanlien International Corp.	Subsidiary accounted by equity method
President International Development Corp.	Subsidiary accounted by equity method
President Nisshin Corp.	Subsidiary accounted by equity method
President Kikkoman Inc.	Subsidiary accounted by equity method
President Chain Store Corp.	Subsidiary accounted by equity method
Ton Yi Industrial Corp.	Subsidiary accounted by equity method

Name of related parties	Relationship with the Company
Uni-President Oven Bakery Corp.	Subsidiary accounted by equity method
Presicarre Corp.	Subsidiary accounted by equity method
TTET Union Corp.	Subsidiary accounted by equity method
President Packaging Ind. Corp.	Subsidiary accounted by equity method
Qware Systems & Services Corp.	Subsidiary accounted by equity method
President Tokyo Corp.	Subsidiary accounted by equity method
Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method
Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method
Retail Support International Corp.	Subsidiary accounted by equity method
Mech-President Corp.	Subsidiary accounted by equity method
President Information Corp.	Subsidiary accounted by equity method
President Pepsi Food Co., Ltd.	Subsidiary accounted by equity method (Note 1)
Prince Housing & Development Corp.	Common chairman
Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Hong Kong President Holdings Limited	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)
Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tung-Tse Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp.(Note 2) (accounted by equity method)
Ding-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp.(Note 2) (accounted by equity method)
Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp.(Note 3) (accounted by equity method)

(Note 1):President Pepsi Food Co., Ltd. is no longer a related party due to the disposal of the equity investments in December, 2000.

(Note 2):Tun Hsiang Enterprises Corp. and Ding-Tung Enterprises Corp. change relation with the Company due to the disposal of the equity investments by Kai Yu Investment Co., Ltd. in August, 2001.

(Note 3):The relationship with Tone Chu Enterprises Corp. was changed due to the disposal of the equity investments by the Company since August, 2001.

2. Transactions with related parties

(1) Purchases

	2001		2000	
	Amount	Percentage of net purchases	Amount	Percentage of net purchases
President Kikkoman Inc.	$ 698, 307	4%	$ 679, 452	4%
TTET Union Corp.	548, 889	3%	375, 684	2%
President Packaging Ind. Corp.	389, 660	2%	342, 795	2%
President Nisshin Corp.	257, 105	1%	242, 730	1%
Retail Support International Corp.	46, 172	—	215, 570	1%
President Pepsi Food Co., Ltd.	—	—	396, 810	2%
Others (less than 10%)	429, 806	2%	750, 249	4%
	$ 2, 369, 939	12%	$ 3, 003, 290	16%

The terms of purchases and payments (due within one month) to the related parties were the same as for regular suppliers except for the following companies:

(1) TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due in 30-45 days.
(2) Ton Yi Industrial Corp. pays its account within 50 days.
(3) President Nisshin Corp. pays its account within 15 days.

(2) Sales

	2001		2000	
	Amount	Percentage of net sales	Amount	Percentage of net sales
Uni-President Cold-Chain Corp.	$ 3, 659, 928	12%	$ 3, 319, 935	11%
President Chain Store Corp.	2, 199, 676	7%	1, 850, 128	6%
Retail Support International Corp.	2, 198, 211	7%	2, 070, 725	7%
Others (less than 10%)	12, 216, 759	39%	10, 412, 481	34%
	$ 20, 274, 574	65%	$ 17, 653, 269	58%

The terms of collection period for the year ended December 31, 2001 were two weeks after sales to third parties and one month by notes to related parties except that the collection period is 77 days for sales to Tone Chu Enterprises Corp. and Tun Hsiang Enterprises Corp; 56 days to Retail Support International Corp; 20 days to Ding-Tung Enterprises Corp; 10 days to Tung Ang Enterprises Corp; two months to Presicarre Corp; 12 days to distributors such as U-Chains Enterprises Corp; President Global Corp. is due within 150 days by D/A. President Chain Store Corp. and Uni-President Cold-Chain Corp. close their accounts 20 days within the end of each month for the year ended December 31, 2001. The terms of collection period to related parties for the year ended December 31, 2000 was one month by notes except that Tone Chu Enterprises Corp. was two months' collection period. Except for the collection period mentioned above, other terms of sales were the same to related and third parties.

(3) Purchase of Investments

	2001	2000
President Chain Store Corp.	$ 240,710	$ –
President International Development Corp.	397,366	–
Nanlien International Corp.	–	19,800
	$ 638,076	$ 19,800

(A) The Company purchased 20,000,000 shares of common stocks of Scinopharm Taiwan, Limited. and 135,000 shares of common stocks of Parabola Creative Inc. from President Chain Store Corp. and 36,000,000 shares of common stocks of Uni-President Glass Industrial Co., Ltd. from President International Development Corp. to consult expert to estimate opinion at negotiated prices in 2001.

(B) The Company purchased 1,980,000 shares of common stocks of U-Chains Enterprises Corp. from Nanlien International Corp. at a negotiated price in 2000.

(4) Sale of investments

	2001			2000		
	Selling price	Book value	Gain	Selling price	Book value	Gain
President Chain Store Corp.	$ 635, 631	$ 376, 280	$ 259, 351	$ –	$ –	$ –
Nanlien International Corp.	203, 844	110, 150	93, 694	–	–	–
President International Development Corp.	54, 835	13, 650	41, 185	2, 918	708	2, 210
	$ 894, 310	$ 500, 080	$ 394, 230	$ 2, 918	$ 708	$ 2, 210

The Company sold 2,200,000 shares of Retail Support International Corp.; 7,140,000 Shares of Uni-President Cold-Chain Corp.; 5,250,000 shares of President Transnet Corp.;10,440,000 shares of President Musashino Corp.; 2,400,000 shares of President Information Corp.; 31,219,000 shares of Mech-President Corp ;1,658,000 shares of President Yamako Corp. ; 3,600,000 shares of Uni-President Oven Bakery Corp. to President Chain Store Corp. in 2001; sold 4,000,000 shares of Retail Support International Corp; 3,038,000 shares of Union Chinese Corp; 1,530,000 shares of Tone Chu Enterprises Corp. to Nanlien International Corp. in 2001; sold 4,419,000 shares of Presitex Co., Ltd.; 1,000,000 shares of Uol.Com Limited and 247,000 shares of Tong Li Development Corp. to President International Decelopment Corp.to consult expert to estimate opinion at negotiated prices in 2001 and 2000, respectively.

(5) Purchases of property, plant and equipment

	Item	2001	2000
Qware Systems & Service Corp.	Furniture and fixtures	$ 59, 352	$ 39, 711
President Information Corp.	Furniture and fixtures	9, 981	381
Mech-President Corp.	Transportation equipment	9, 843	8, 634
Other (less than 10%)	Transportation equipment, Furniture and fixtures and Other equipment.	1, 226	2, 512
		$ 80, 402	$ 51, 238

The Company purchased above fixed assets from related parties at negotiated prices.

(6) Disposal of property, plant and equipment

	2001			2000		
	Selling price	Book value	Gain	Selling price	Book value	Gain
Uni-President Cold-Chain Corp.	$ 196, 721	$ 195, 729	$ 992	$ 41, 273	$ 41, 029	$ 244
Uni-President Oven Bakery Corp.	96, 816	96, 816	—	—	—	—
President Tokyo Corp.	—	—	—	41, 516	41, 516	—
President Packaging Ind. Corp.	—	—	—	23, 801	23, 351	450
Others (less than 10%)	23, 745	23, 300	445	22, 777	22, 630	147
	$ 317, 282	$ 315, 845	$ 1, 437	$ 129, 367	$ 128, 526	$ 841

The Company sold fixed assets to related parties at negotiated prices.

(7) Rental income

	The way of rental collection	2001	2000
Uni-President Vender Corp.	Monthly	$ 225, 706	$ —
Retail Support International Corp.	Monthly	104, 231	105, 705
Uni-President Cold-Chain Corp.	Monthly	58, 916	53, 241
Nanlien International Corp.	Monthly	29, 912	28, 561
President Kikkoman Inc.	Monthly	29, 725	25, 981
Others (less than 10%)	Monthly	36, 480	25, 840
		$ 484, 970	$ 239, 328

Rentals are charged based on the existing lease agreements at negotiated prices.

(8) Other income

	2001	2000
Management and technical consultancy fees:		
Tun Hsiang Enterprises Corp.	$ 27, 294	$ 16, 232
Ztong Yee Industrial Co., Ltd.	25, 200	25, 200
Others (less than 10%)	232, 915	232, 947
	285, 409	274, 379
Other income：		
Tun Hsiang Enterprises Corp.	51, 122	—
President Nisshin Corp.	24, 570	26, 963
President Kikkoman Inc.	18, 161	28, 911
Others (less than 10%)	275, 083	200, 283
	368, 936	256, 157
	$ 654, 345	$ 530, 536

(9) Processing expenses

	2001	2000
TTET Union Corp.	$ 101, 895	$ 78, 642

(10) Other expenses

	2001	2000
Advertisement support expenses：		
Uni-President Dream Parks Corp.	$ 562, 209	$ 222, 587
President Baseball Team Corp.	95, 746	120, 460
Others (less than 10%)	152, 141	85, 221
	810, 096	428, 268
Other expenses：		
Uni-President Cold-Chain Corp.	217, 829	243, 396
President Chain Store Corp.	99, 270	108, 278
Kuan Chang Enterprises Corp.	90, 899	53, 819
Others (less than 10%)	197, 892	201, 635
	605, 890	607, 128
	$ 1, 415, 986	$ 1, 035, 396

(11) Notes receivable

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
Tung-Tse Corp.	$ 12, 033	2%	$ 24, 294	3%
Tung Ang Enterprises Corp.	5, 966	1%	61	—
Uni-President Dream Parks Corp.	4, 530	—	1, 269	—
President Nisshin Corp.	3, 485	—	12, 684	2%
Others (less than 10%)	6, 780	1%	9, 347	1%
	$ 32, 794	4%	$ 47, 655	6%

(12) Accounts receivable

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
Tun Hsiang Enterprises Corp.	$ 351, 655	13%	$ 311, 820	12%
Uni-President Cold-Chain Corp.	256, 154	9%	187, 242	7%
Retail Support International Corp.	233, 706	8%	201, 032	8%
President Chain Store Corp.	179, 468	7%	270, 069	10%
Others (less than 10%)	791, 145	29%	721, 107	27%
	$1, 812, 128	66%	$1, 691, 270	64%

(13) Other receivables

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
Presicarre Corp.	$ 80, 000	5%	$ –	–
Ztong Yee Industrial Co., Ltd.	25, 200	2%	25, 329	4%
Others (less than 10%)	57, 894	4%	75, 532	10%
	$ 163, 094	11%	$ 100, 861	14%

(14) Accounts payable

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
President Kikkoman Inc.	$ 55, 505	5%	$ 50, 925	4%
President Packaging Ind. Corp.	39, 325	3%	55, 009	4%
Ton Yi Industrial Corp.	27, 807	2%	17, 422	1%
TTET Union Corp.	26, 729	2%	96, 035	7%
President Nisshin Corp.	24, 218	2%	13, 985	1%
Others (less than 10%)	17, 857	1%	37, 788	2%
	$191, 441	15%	$271, 164	19%

(15) Accrued expenses

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
Uni-President Dream Parks Corp.	$ 67, 001	4%	$ 55, 441	3%
President Chain Store Corp.	50, 605	3%	22, 212	1%
Uni-President Cold-Chain Corp.	30, 519	2%	26, 700	2%
Others (less than 10%)	167, 165	11%	195, 269	11%
	$315, 290	20%	$ 299, 622	17%

(16) Other payables

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
Qware Systems & Services Corp.	$ 12, 682	1%	$ 22, 685	4%
Others (less than 10%)	1, 403	–	1, 513	–
	$ 14, 085	1%	$ 24, 198	4%

(17) Advance receipts

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
Uni – President Oven Bakery Corp.	$ –	–	$ 85, 714	100%

3. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties are as follows:

	December 31, 2001	December 31, 2000
Cayman President Holdings Ltd.	$ 14, 220, 141	$ 5, 150, 988
President International Development Corp.	2, 800, 000	1, 800, 000
Hong Kong President Holdings Limited	836, 500	5, 078, 150
Others (less than 10%)	8, 395, 579	8, 461, 006
	$ 26, 252, 220	$ 20, 490, 144

(2) On August 24, 1998, the Company and seven other companies (including the Prince Housing Development Corp) jointly purchased a parcel of land (located Shin-Yi District Lot No. 6) with an area of 9,643 m^2 from the Ministry of National Defence. The Company shared 20% ownership of the land. According to the "PEC National Building Construction Contract" dated November 6, 1998, the Company will contribute 20% of the capital in cash and share the obligation and right accordingly.

(3) In July, 2000, President Chain Store Corp. signed a permanent technical cooperation contract (the Contract) with the Southland Corporation . Under the terms of the contract the Company agrees that:

(A) The Company guarantees that President Chain Store Corp. will fulfil all payments or other obligation to Southland Corporation due under the Contract.

(B) Without the written approved of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

(C) The Company should maintain no less than 45% ownership of President Chain Store Corp. In May 2001, the minimal ownership was revised to 40%.

Note 6. PLEDGED ASSETS

As of December 31, 2001 and 2000, the pledged assets were as follows:

	Purpose of collateral	December 31, 2001	December 31, 2000
Land	Revolving credit facility	$1, 170, 981	$1, 168, 217
Buildings - net	Revolving credit facility	450, 745	484, 406
Machinery and equipment - net	Revolving credit facility	197	390
		$1, 621, 923	$1, 653, 013

Note 7. CONTINGENT LIABILITIES AND COMMITMENTS

1. As of December 31, 2001 and 2000, the remaining balance due for construction in progress and advance to suppliers were as follows:

	December 31, 2001	December 31, 2000
Construction in progress	$ 952, 944	$ 769, 353
Advance to suppliers	411, 633	811, 843
	$ 1, 364, 577	$ 1, 581, 196

2. As of December 31, 2001, and 2000, total letters of credit opened and unused were $1,183,575 and $752,984, respectively.

3. In September 1998, the Company borrowed $4,300,000 under a 5-year term loan agreement from September 25, 1998 to September 25, 2003, with ABN AMRO Bank N.V. Taipei Branch as the lead bank. Under the terms of the loan agreement the Company agrees that :

(1) To ensure that, current ratio computed from year-end non-consolidated audited financial statements shall not be less than 75%.

(2) To ensure that, ratio of stockholders' equity to total assets computed from year-end non-consolidated audited financial statements shall not be less than 40%.

(3) To ensure that, the year-end non-consolidated audited total tangible stockholders' equity shall not be less than $15,000,000.

(4) To ensure that, interest coverage ratio computed from year-end non-consolidated audited financial statements shall not be less than two hundred and sixty percentage.
(5) To ensure that, the year-end consolidated tangible stockholders' equity, less any treasury stocks shall not be less than $20,000,000.
(6) To ensure that, the year-end consolidated total contingent liabilities shall be less than the tangible stockholders' equity.

4. In November 1999, the Company at first borrowed $800,000 from China Development Industrial Bank with under a 3-year term loan agreement from November 15, 1999 to November 15, 2002. In December 2001, the Company revised the term of the loan agreement from November 15, 2001 to November 15, 2004. Under the terms of the loan agreement the Company agrees that:

(1) To ensure that, current ratio shall be above 70%.
(2) To ensure that, debt ratio shall be bellow 150%.
(3) To ensure that, if the ratio mentioned above do not meet the requirenebts, the Company shall improve it within six months.

5. In August 2000, the Company signed a $6,000,000 5-year syndicated credit facilities from October 5, 2000 to October 5, 2005 led by Taiwan Industrial Bank, United World Chinese Commercial Bank and Taiwan Land Bank. Under the terms of the loan agreement, the Company agrees that:
(1) The current ratio shall be above 70%.
(2) To ensure the debt ratio shall be below 100%.
(3) To ensure the ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.
(4) Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall have the consent in writing from bank syndication.

6. In June 2001, the Company signed a $6,000,000 5-year syndicated credit facilities including Bankers' acceptances and Unsecured bank loans from June 28, 2001 to June 28, 2006 led by International Commercial Bank of China and Chiao Tung Bank. Under the terms of the loan agreement, the Company agrees that：

(1) The current ratio shall be above 80%.

(2) The debt ratio shall be below 100% from 2000, retroactively.

(3) If the ratio mentioned above do not meet the requirements, the Company should improve it before the June 30 of the next year.

(4) To ensure that, any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization shall be notified to the management bank. The lead bank may call a meeting of the leaders to discuss above events as needed.

7. As approved by the stockholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDS, have the same rights and responsibilities as those of holder of common shares. Under current ROC law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(1) Exercise of voting rights

Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(2) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(3) Dividends

The holders of the GDSs have the same right to receive the dividends as that of registered common shares.

Note 8. SIGNIFICANT LOSS OF NATURAL DISASTER AND LOSS: None.

Note 9. SIGNIFICANT SUBSEQUENT EVENT: None.

Note 10. OTHER :

1.INFORMATION OF INVESTMENTS ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company has no derivative financial instruments transactions in 2001 and 2000.

2. FAIR VALUE OF NON－DERIVATIVE FINANCIAL INSTRUMENTS

	December 31,2001		December 31,2000	
	Book value	Fair value	Book value	Fair value
Financial assets				
Financial assets of the same book and fair value	$ 4, 878, 176	$ 4, 878, 176	$ 4, 144, 714	$ 4, 144, 714
Short-term investments	1, 618, 712	1, 618, 712	－	－
Long-term investments	45, 740, 485	56, 046, 343	46, 632, 972	59, 138, 664
Guaranteed deposits	86, 257	86, 257	98, 246	98, 246
Long-term receivables	40, 846	40, 846	44, 176	44, 176
Financial liabilities				
Financial liabilities of the same book and fair value	6, 151, 517	6, 151, 517	6, 165, 056	6, 165, 056
Long-term loans	21, 662, 065	21, 662, 065	21, 861, 945	21, 861, 945
Long-term payables	178, 201	178, 201	190, 084	190, 084
Provision for retirements plan	522, 646	1, 284, 173	55, 062	731, 210
Customers' deposits	73, 665	73, 665	98, 968	98, 968

(1) The due dates of short-term financial instruments are near the balance sheet day (December 31, 2001). Accordingly, the fair value of short-term financial instruments are estimated based on the amount at the balance sheet which include the accounts of cash and cash equivalent, notes and accounts receivable, other receivables, short–term loans, commercial papers payables, notes and accounts payable, income tax payable, accrued expenses, other payables and current portion of long–term liabilities.

(2) The fair value of Mutual funds are estimated based on the net worth at balance sheet date.

(3) The fair value of long-term investments are based on the market value. The fair value of which without any market value are based on the net equities of the investee companies.

(4) The fair value of guaranteed deposits and long–term receivables are based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of one year time deposit in the post office at December 31, 2001.

(5) The fair value of long-term loans, long-term payables and customers' deposits are based on the discounted value of expected future cash inflow and the discount rate is based on the rate of long-term loans at December 31, 2001.

(6) The fair value of provision for retirement plan is based on the funding status presented on the actuarial report measured at November 30, 2001 and 2000.

3.PRESENTATION OF FINANCIAL STATEMENT:

Certain accounts of the financial statements of 2000 have been reclassified to conform with the presentation adapted for 2001 financial statements.

Note.11 Additional Disclosures Information of Investee companies
(For the year ended December 31, 2001)

1.Significant Transactions Information

(1) Financing activities to any one company or person (Units in thousands of currencies indicated)

Number	Name	Name of counter party	Account	Maximum balance during 2001	Balance at December 31, 2001	Interest rate	Property (Note3)	Total transaction volume	Reason for loan	Allowance for doubtful accounts	Assets pledged: Item	Assets pledged: Value	Leading limit per entity	Maximum amount available for loan
1	President International Trade and Investment Corp.	Hong Kong President Holding Ltd.	Other receivables	US$ 27,402	US$ 2	—	2	$ —	Working capital	—	—	—	US$ 80,000	US$ 100,000 (Note 1)
2	President Global Corp.	President East Co.	Notes receivables	US 205	US 205	6.50% ~10.50%	1	US 727 (sales)	Working capital	—	—	—	US 3,000	US 4,000 (Note 1)
		Tungpec Inc.	Notes receivables	US 40	US 40	—	1	US 313 (sales)	Working capital	—	—	—	US 3,000	US 4,000 (Note 1)
3	Cayman President Holdings Ltd.	President Top Development Ltd.	Other receivables	US 9,484	US 7,326	—	2	—	Investment	—	—	—	US 80,000	US 100,000 (Note 1)
4	President Asia Enterprises Inc.	The Torgan Group	Other receivables	CAN 6,629	CAN 6,285	7.06%	2	—	Investment	—	Land and builinds second pledged	CAN 15,000	CAN 10,000	CAN 20,000 (Note 1)
5	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holding Ltd.	Other receivables	1,036,927	71,321	—	1	3,309,184 (sales)	Working capital	—	—	—	4,123,768	8,247,536 (Note 2)
6	Hong Kong President Holdings Ltd.	Prospect Top Develop-ment Ltd.	Other receivables	US 9,484	—	—	2	—	Investment	—	—	—	US 80,000	US 100,000 (Note 1)
7	Nella Ltd.	Prospect Top Development Ltd.	Other receivables	148,159	114,356	7.50%	2	—	Investment	22,871	—	—	200,000	300,000 (Note 1)
8	Cayman Nanlien Holdings Ltd.	Nella Ltd.	Other receivables	98,314	92,567	—	2	—	Working capital	—	—	—	200,000	300,000 (Note 1)
9	President International investment (BVI) Co.	Hong Kong Xiang Lu Industries Ltd.	Other receivables	US 8,509	US 8,509	—	2	—	Investment	—	—	—	US 80,000	US 100,000 (Note 1)
10	Cayman Ton Yi Industrial Holdings Ltd.	Hong Kong Ton Yi Industrial Holdings Ltd.	Other receivables	US 5,625	US 5,209	—	1、2	US 1,537 (sales)	Working capital	—	—	—	4,123,768	8,247,536 (Note 2)

Number	Name	Name of counter party	Account	Maximum balance during 2001	Balance at December 31, 2001	Interest rate	Property (Note3)	Total transaction volume	Reason for loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Leading limit per entity	Maximum amount available for loan
		Changdu Ton Yi Industrial Packing Corp.	Other receivables	US$ 1,769	US$ 1,641	–	1、2	US$ 876 (sales)	Working capital	–	–	–	$ 4,123,768	$ 8,247,536 (Note 2)
11	Fujian Ton Yi Tinplate co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US 3,833	–	1、2	US 400 (Purchases)	Working capital	–	–	–	4,123,768	8,247,536 (Note 2)
12	Wuxi Ton Yi Industrial Packing Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 6,465	US 6,465	–	1、2	US 695 (sales) US 8,699 (Purchases)	Working capital	–	–	–	4,123,768	8,247,536 (Note 2)

(Note 1) In accordance with the regulations "Financing activities to any one company or person", the loan requires the board of director approval and report to the stockholder's meeting.

(Note 2) The maximum amount available for loan of Ton Yi Industrial Corp. and its subsidiaries is 50% of Ton Yi Industrial Corp.'s net worth, while the maximum amount for any one entity is 25%.

(Note 3) The following nature of code about financing activities with any ones:

1.Inter-company trade activities call for capital loan.

2.There is necessity for financing activities to any one.

(2) The Company provided the following endorsement and guarantee to third parties (Units in thousands of currencies indicated):

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0	Uni- President Enterprises Corp.	Cayman President Holdings Ltd.	2	$ 16, 913, 252	$ 14, 220, 141	$ 14, 220, 141	—	33. 63	$ 29, 598, 192	(Note 1)
0		President International Development Corp.	2	16, 913, 252	3, 400, 000	2, 800, 000	—	6. 62	29, 598, 192	(Note 1)
0		Kai Yu Investment (BVI) Co., Ltd.	3	16, 913, 252	2, 554, 011	2, 108, 791	—	4. 99	29, 598, 192	(Note 1)
0		Kai Yu Investment Co., Ltd.	2	16, 913, 252	1, 528, 900	1, 017, 000	—	2. 41	29, 598, 192	(Note 1)
0		President International Investment (BVI) Co., Ltd.	3	16, 913, 252	1, 178, 036	918, 400	—	2. 17	29, 598, 192	(Note 1)
0		Hong Kong President Holdings Ltd.	3	16, 913, 252	5, 430, 471	836, 500	—	1. 98	29, 598, 192	(Note 1)
0		President Asia Enterprises Inc.	3	16, 913, 252	805, 096	805, 096	—	1. 90	29, 598, 192	(Note 1)
0		Tone Sang Construction Corp.	2	16, 913, 252	760, 000	760, 000	—	1. 80	29, 598, 192	(Note 1)
0		Uni-President (Thailand) Co., Ltd.	3	16, 913, 252	456, 447	450, 060	—	1. 06	29, 598, 192	(Note 1)
0		Uni-Splendor Corp.	6	16, 913, 252	591, 100	432, 500	—	1. 02	29, 598, 192	(Note 1)
0		Uni- President (USA), Inc.	3	16, 913, 252	311, 500	311, 500	—	0. 74	29, 598, 192	(Note 1)
0		Ztong Yee Industrial Co., Ltd.	6	16, 913, 252	553, 647	310, 000	—	0. 73	29, 598, 192	(Note 1)
0		Century Quick Service Restaurant Corp.	3	16, 913, 252	280, 000	250, 000	—	0. 59	29, 598, 192	(Note 1)
0		President International Trade and Investment Corp.	2	16, 913, 252	502, 156	224, 070	—	0. 53	29, 598, 192	(Note 1)

	Endorser	Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0		President Pharmaceutical Corp.	2	$ 16, 913, 252	$ 400, 000	$ 210, 000	—	0. 50	$ 29, 598, 192	(Note 1)
0		President Packaging Ind. Corp.	1	16, 913, 252	130, 280	128, 898	—	0. 30	29, 598, 192	(Note 1)
0		Uni- President Glass Industrial Co., Ltd.	2	16, 913, 252	110, 000	110, 000	—	0. 26	29, 598, 192	(Note 1)
0		Presitex Co., Ltd.	3	16, 913, 252	135, 790	104, 179	—	0. 25	29, 598, 192	(Note 1)
0		Kao Hsiung Rapid Transit Corp.	6	16, 913, 252	100, 000	100, 000	—	0. 24	29, 598, 192	(Note 1)
0		Uni-President Vietnam Co., Ltd.	3	16, 913, 252	64, 205	53, 585	—	0. 13	29, 598, 192	(Note 1)
0		President Entertainment Corp.	2	16, 913, 252	50, 000	50, 000	—	0. 12	29, 598, 192	(Note 1)
0		President Baseball Team Corp.	2	16, 913, 252	42, 400	34, 000	—	0. 08	29, 598, 192	(Note 1)
0		President Global Corp.	2	16, 913, 252	17, 500	17, 500	—	0. 04	29, 598, 192	(Note 1)
0		Mech- President Corp.	3	16, 913, 252	760, 000	—	—	—	29, 598, 192	(Note 1)
0		Shanghai President International Foods Co., Ltd.	3	16, 913, 252	52, 345	—	—	—	29, 598, 192	(Note 1)
0		Ming Tung Enterprises Corp.	1	16, 913, 252	5, 000	—	—	—	29, 598, 192	(Note 1)
1	President International Trade and Investment Corp.	Tianjing President International Food Co., Ltd.	2	US 19, 208	US 3, 610	US 2, 802	—	7. 29	US 38, 416	(Note 2)
1		Shanghai President International Foods Co., Ltd.	2	US 19, 208	US 3, 020	—	—	—	US 38, 416	(Note 2)
2	Kai Yu Investment Co., Ltd.	Uni- President Enterprises Corp.	4	100, 000	2, 000	2, 000	—	0. 27	500, 000	(Note 3)
3	President Global Corp.	Ameripec Inc.	3	US 3, 309	US 1, 610	US 835	—	7. 57	US 5, 515	(Note 4)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
4	Cayman President Holdings Ltd.	Xinjiang President Enterprises Food Co., Ltd.	3	US$ 20,000	US$ 3,253	US$ 1,433	—	10.02	US$ 100,000	(Note 5)
4		PT ABC President Enterprises Indonesia	6	US 20,000	US 2,667	US 2,513	—	17.57	US 100,000	(Note 5)
4		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 1,550	US 380	—	2.66	US 100,000	(Note 5)
5	Nanlien International Corp.	Nella Limited	3	500,000	143,730	35,040	—	2.74	1,000,000	(Note 6)
5		Lien Lu Enterprises Corp.	3	500,000	9,000	6,000	—	0.47	1,000,000	(Note 6)
5		Hua Zuo Corp.	3	500,000	4,800	4,320	—	0.34	1,000,000	(Note 6)
5		Uni- President Enterprises Corp.	4	500,000	2,000	2,000	—	0.16	1,000,000	(Note 6)
5		Tung Lien Enterprises Corp.	3	500,000	1,200	800	—	0.06	1,000,000	(Note 6)
5		Jui Lai Enterprises Corp.	1	500,000	825	600	—	0.05	1,000,000	(Note 6)
5		Tung Sheng Enterprises Corp.	3	500,000	20,000	—	—	—	1,000,000	(Note 6)
5		Lien Yu Enterprises Corp	3	500,000	8,000	—	—	—	1,000,000	(Note 6)
5		Cayman Nanlien Holding Ltd.	3	500,000	5,790	—	—	—	1,000,000	(Note 6)
5		Chi Fu Enterprises Corp.	3	500,000	5,000	—	—	—	1,000,000	(Note 6)
5		Chuan Jie Corp.	1	500,000	3,600	—	—	—	1,000,000	(Note 6)
5		Yuan Tai Enterprises Corp.	3	500,000	2,550	—	—	—	1,000,000	(Note 6)
5		Cheng Miao Co., Ltd.	1	500,000	1,800	—	—	—	1,000,000	(Note 6)
5		Liang Tung Enterprises Corp.	1	500,000	455	—	—	—	1,000,000	(Note 6)
5		Tung Li Enterprises Corp.	1	500,000	357	—	—	—	1,000,000	(Note 6)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Endorsee: Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
6	President International Development Corp.	Kao Hsiung Rapid Transit Corp.	6	$ 696,818	$ 100,000	$ 100,000	—	0.72	$ 2,787,271	(Note 7)
7	President Chain Store Corp.	Mech-President Co., Ltd.	3	1,995,949	750,000	750,000	—	7.52	4,989,873	(Note 8)
7		President Transnet Corp.	3	1,995,949	280,000	280,000	—	2.81	4,989,873	(Note 8)
7		President Drugstore Business Corp.	3	1,995,949	270,000	270,000	—	2.71	4,989,873	(Note 8)
7		President Packaging Ind. Corp.	1	1,995,949	134,495	134,495	—	1.35	4,989,873	(Note 8)
7		President Chain Store (BVI) Holdings Ltd.	3	1,995,949	US 3,500	US 3,500	—	1.23	4,989,873	(Note 8)
7		Kao Hsiung Rapid Transit Corp.	6	1,995,949	100,000	100,000	—	1.00	4,989,873	(Note 8)
8	Ton Yi Industrial Corp.	Cayman President Industrial Holdings Ltd.	3	11,546,550	US 272,760	US 270,464	—	32.63	11,546,550	(Note 9)
8		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 38,339	US 38,339	—	8.15	11,546,550	(Note 9)
8		Fujian Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 31,844	US 31,844	—	6.77	11,546,550	(Note 9)
8		Wuxi Ton Yi Industrial Packaging Corp.	3	11,546,550	US 18,092	US 18,092	—	3.84	11,546,550	(Note 9)
8		Chengdu Ton Yi Industrial Packaging Corp.	3	11,546,550	US 9,000	US 7,000	—	1.49	11,546,550	(Note 9)
9	Kai Yu (BVI) Investment Co., Ltd.	Shanghai President Coffee Co., Ltd.	3	US 7,505	US 3,150	US 3,150	—	20.99	US 15,009	(Note10)
10	Hong Kong President Holdings Ltd.	Guangzhou President Enterprises Co., Ltd.	3	US 20,000	US 4,750	—	—	—	US 100,000	(Note 5)
10		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 3,040	—	—	—	US 100,000	(Note 5)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
10		Xijiang President Enterprises Food Co., Ltd.	3	US$ 20,000	US$ 2,930	$ —	—	—	US$ 100,000	(Note 5)
10		Shanghai President Enterprises Livestock Food Co., Ltd.	3	US 20,000	US 813	—	—	—	US 100,000	(Note 5)
11	President Hotel Inc.	President Asia Enterprises Inc.	3	CAN 20,000	CAN 18,000	CAN 18,000	—	—	CAN 40,000	(Note11)
12	President Chain Store (BVI) Holdings Ltd.	Shanghai President Coffee Co., Ltd.	3	US 6,752	US 3,500	US 3,500	—	10.37	US 16,881	(Note12)
13	Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 68,594	US 68,594	—	(Note 13)	11,546,550	(Note13)
13		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 48,383	US 48,383	—	(Note 13)	11,546,550	(Note13)
14	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 4,832	—	—	(Note 13)	11,546,550	(Note13)
15	Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Corp.	3	11,546,550	US 5,316	US 2,416	—	(Note 13)	11,546,550	(Note13)
16	President Enterprises (Chain) Investment Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 872,799	RMB 10,000	RMB 10,000	—	0.46	RMB 1,527,399	(Note14)
17	Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 159,167	RMB 33,000	RMB 33,000	—	8.29	RMB 278,542	(Note15)
17		Xinjiang President Enterprises Food Co., Ltd.	3	RMB 159,167	RMB 7,400	RMB 6,000	—	1.51	RMB 278,542	(Note15)
17		Zhangjiagang President Nisshin Food Co., Ltd.	3	RMB 159,167	RMB 10,000	RMB 5,000	—	1.26	RMB 278,542	(Note15)
18	Wuhan President Enterprises Food Co., Ltd.	Shenyang President Enterprises Co., Ltd.	3	RMB 119,497	RMB 15,000	RMB 15,000	—	5.02	RMB 209,120	(Note15)

	Endorser	Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
18		Nanchang President Enterprises Co., Ltd.	3	RMB$ 119,497	RMB 10,000	RMB 10,000	$ –	3.35	RMB$ 209,120	(Note15)
19	Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises Co., Ltd	3	RMB 70,951	RMB 25,000	RMB 25,000	–	14.09	RMB 124,164	(Note15)

(Note 1)The total amount of transations of endorsement equal to 70% of the Company's net worth, and the limit of transations of endorsement for any single entity is 40% of the Company's net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 2)The total amount of transations of endorsement equal to 100% of the its net worth for President International Trade and Investment Corp. and the limit of transations of endorsement for any single entity is 50% of the their net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 3)The total amount of transations of endorsement for Kai Yu Investment Co., Ltd. is $500,000, and the limit of transations of endorsement for any single entity is $100,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 4)The total amount of transations of endorsement equal to 50% of the its net worth for President Global Corp. and the limit of transations of endorsement for any single entity is 30% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 5)As for Cayman President Holdings Ltd. and Hong Kong President Holdings Ltd., the total amount of transations of endorsement are US$100,000 and the limit of transations of endorsement for any single entity are US$20,000, and all of related businesses are to be submitted to stockholders' meeting for reference.

(Note 6)The total amount of transations of endorsement for Nanlien International Corp. Ltd. is $1,000,000, and the limit of transations of endorsement for any single entity is $500,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 7)The total amount of transations of endorsement equal to 20% of the its net worth for President International Development Corp. and the limit of transations of endorsement for any single entity is 5% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 8)The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store Corp. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 9)As for Ton Yi Industrial Corp., the tatal amount of transations of endorsement equal 70% of its net worth and the limit of transations of endorsement for any single entity is no more than 70% of its nte worth.US$116,977 of all, a loan made by a mainland-subaidiary under the investment of Cayman Ton Yi Industrial Holdings Ltd., and endorsed by Ton Yi Industrial Corp.

(Note10)The total amount of transations of endorsement equal to 100% of the its net worth for Kai Yu Investment (BVI) Co., Ltd. and the limit of transations of endorsement for any single entity is 50% of the its net worth, and all of the related business are to be submitted to stockholders' meeting for reference.

(Note11)The total amount of transations of endorsement for President Hotel Inc. is CAN$40,000, and the limit of transations, of endorsement for any single entity is CAN$20,000, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note12)The total amount of transations of endorsement equal to 50% of the its net worth for PCS (BVI) CO., Ltd. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related business are to be submitted to the Board of directors' meeting for reference.

(Note13)All endorsements issued by Cayman Ton Yi Industrial Holdings Ltd. for its mainland-subsidiaries are guaranteed by Ton Yi Industrial Corp.All endorsements are implemented based on the endorsement rules of Ton Yi Industrial Corp.

(Note14)The limit of transations of endorsement equal to 70% of its enrolled capital for President Enterprises (Chain) Investmetn Co., Ltd. and the limit of transations of endorsment for any single entity is 40% of its enrolled capital.

(Note15)As for any subsidiary of President Enterprises (China) Co., Ltd, the highest amount of transations of endorsement equal to 70% of net worth, and the limit of transactions of endoraement for single entity is 40% of net worth.

(Note16)The following code represents the relationship with the Company:

1. Trading relationship.
2. Majority owned subsidiary.
3. A majority owned subsidiary of the Company and its group companies.
4. A company with its subsidiary with majority ownership of the Company.
6. Share of guarantee by shareholders in direct proportion of the equity holdings.

(3) The ending balance of securities held as of December 31, 2001 were summarized as follows (Units in thousands of currencies indicated):

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni- President Enterprises Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	–	Short-term investments	457	$ 1, 618, 712	–	$ 1, 618, 712	–
	Stock	President International Trade and Investment Corp.	Subsidiary accounted by equity method	Long-term investments	12	1, 583, 227	100%	1, 329, 499	–
	Stock	Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	320, 000	737, 502	100%	739, 200	–
	Stock	Uni-President Glass Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36, 000	396, 918	100%	284, 040	–
	Stock	Kai Nan Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	60, 000	385, 458	100%	562, 800	–
	Stock	President Global Corp.	Subsidiary accounted by equity method	Long-term investments	500	310, 021	100%	322, 445	–
	Stock	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Long-term investments	19, 800	243, 442	100%	204, 732	–
	Stock	Cayman President Holdings Ltd.	Subsidiary accounted by equity method	Long-term investments	100, 060	142, 328	100%	436, 262	–
	Stock	Nanlien International Corp.	Subsidiary accounted by equity method	Long-term investments	99, 999	982, 209	99. 99%	1, 280, 992	–
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	63, 966	815, 868	61. 80%	816, 211	–
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	877, 500	8, 024, 225	58. 50%	8, 151, 975	–
	Stock	President Nisshin Corp.	Subsidiary accounted by equity method	Long-term investments	6, 120	114, 684	51. 00%	115, 117	–
	Stock	Tong-Jeng Development Corp.	Subsidiary accounted by equity method	Long-term investments	150, 000	1, 408, 190	50. 00%	1, 408, 500	–
	Stock	President Kikkoman Inc.	Subsidiary accounted by equity method	Long-term investments	6, 000	137, 722	50. 00%	139, 440	–

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Chain Store Corp.	Subsidiary accounted by equity method	Long-term investments	307, 116	$ 6, 624, 385	44. 28%	$ 19, 318, 804	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Long-term investments	665, 148	7, 296, 883	43. 34%	2, 683, 206	—
	Stock	Eagle Cold Storage Enterprise Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	40, 887	482, 785	37. 36%	341, 813	—
	Stock	Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	31, 605	262, 881	36. 50%	316, 050	—
	Stock	Mospec Semiconductor Corp.	Subsidiary accounted by equity method	Long-term investments	24, 927	276, 014	32. 31%	553, 366	—
	Stock	Presicarre Corp.	Subsidiary accounted by equity method	Long-term investments	87, 561	2, 213, 302	30. 50%	2, 213, 540	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	44, 535	599, 938	29. 51%	621, 135	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	287, 633	4, 009, 879	25. 50%	3, 166, 836	—
	Stock	Qware Systems & Services Corp.	Subsidiary accounted by equity method	Long-term investments	13, 475	148, 305	24. 76%	146, 603	—
	Stock	Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	18, 042	204, 949	20. 00%	204, 962	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	209, 249	2, 331, 17	10. 36%	2, 328, 941	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	20, 206	201, 800	10. 10%	56, 780	—
	Stock	Scino Pharm Taiwan Ltd.	Director	Long-term investments	48, 750	527, 100	18. 06%	199, 388	—
	Stock	Grand Bills Finance Corp.	—	Long-term investments	78, 219	691, 085	14. 46%	971, 480	—
	Stock	Prince Housing Development Corp.	Director	Long-term investments	87, 214	747, 878	9. 46%	215, 943	—
	Stock	Sino- Aerospace Investment Corp.	Director	Long-term investments	21, 000	210, 000	8. 19%	18, 480	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	14, 437	145, 360	7. 22%	82, 291	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10, 000	100, 000	6. 67%	101, 100	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Long-term investments	80,034	$ 713,302	4.99%	$ 466,596	—
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	Long-term investments	126,800	1,268,000	2.67%	1,255,320	—
	Stock	CDIB & Partners Investment Holding Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	27,000	250,000	2.48%	263,790	—
	Stock	Kaohsiung Rapid Transit Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	20,000	203,714	2.46%	210,000	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	115,664	1.75%	141,009	—
	Stock	Uni-President Dream Parks Corp. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	833,550	0.27%~ 100.00%	874,877	—
President International Trade and Investment Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	270	US 27,392	—	US 27,407	—
	Stock	Uni- President (USA) Inc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	150	US 10,021	100.00%	US 10,021	—
	Stock	Shanghai President International Foods Co., Ltd. etc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method) etc.	Long-term investments	—	US 4,452	100.00%	US 4,452	—
Kai Yu Investment Co., Ltd.	Beneficiary Certificates	Phoenis Bond Fund	—	Short- term investments	182	2,500	—	2,500	—
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	60,665	1,446,163	—	742,534	(1)

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Short- term investments	19,433	$ 330,717	–	$ 113,292	(2)
	Stock	Walsin Linwa Corporation.	–	Short- term investments	8,325	175,381	–	65,983	–
	Stock	Prince Housing Development Corp. ect.	Director etc.	Short- term investments	–	131,717	–	29,626	–
	Stock	Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	26,878	513,478	100.00%	481,729	–
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	7,582	102,059	5.00%	106,145	–
	Stock	Ton Yi Industial Corp.	Subsidiary accounted by equity method	Long-term investments	24,452	128,755	2.00%	99,032	(3)
	Stock	Century Quick Service Restaurant Corp. ect.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	184,377	60.00% ~100.00%	(10,350)	–
Uni-President Glass Industrial Co., Ltd.	Beneficiary Certificates	Yuanda Duo Li II Fund	–	Short- term investments	524	7,000	–	7,997	–
Kai Nan Investment Co., Ltd.	Beneficiary Certificates	Home Run Fund	–	Short- term investments	117	1,450	–	1,502	–
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	29,109	563,850	2.58%	320,490	–
President Global Corp.	Stock	Ameripec Inc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	3	US 3,951	100.00%	US 3,951	–
	Stock	GBC Bank Corp.	–	Long-term investments	118	US 3,483	–	US 3,483	–

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	President East Co., etc.	A subsidiary of President Global Corp. (accounted by equity method)	Long-term investments	—	US$	890	20.00% ~50.00%	US$	890	—
Cayman President Holdings Ltd.	Beneficiary Certificates	ABN Equity Certificates	—	Short- term investments	19,107	US	35,158	—	US	40,414	—
	Beneficiary Certificates	Genesis Special Growth Fund	—	Short- term investments	3	US	24,981	—	US	28,218	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short- term investments	183	US	18,734	—	US	20,591	—
	Stock	President Enterprises (China) Investment Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	238,389	100.00%	US	263,635	—
	Stock	Uni-President (Vietnam) Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	19,611	100.00%	US	19,611	—
	Stock	Hong Kong President Holdings Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	80,000	(US	5,719)	100.00%	(US	15,955)	—
	Stock	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	9,280	60.00%	US	9,280	—
	Stock	PT ABC President Enterprises Indonesia	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	6,524	US	5,409	47.41%	US	4,458	—
	Stock	Queen Holding (BVI) Limited	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	5	US	14,573	45.40%	US	14,559	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	PPG Investment Inc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	3, 610	45. 40%	US$	3, 638	—
	Stock	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	10, 450	45. 00%	US	10, 605	—
	Stock	Jiafu (Tianjin) International Trading Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	6, 003	45. 00%	US	6, 009	—
	Stock	Guangzhou President Supermarket Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	3, 780	45. 00%	US	3, 780	—
	Stock	President Energy Development (Cayman Island) Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10, 200	US	9, 147	42. 50%	US	14, 331	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	23, 393	30. 00%	US	23, 339	—
	Stock	Asia Corporate Partners Fund Ltd.	—	Long-term investments	—	US	4, 897	3. 23%	US	2, 819	—
	Stock	Uni-President International (HK) Co., Ltd. Etc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method) etc.	Long-term iInvestments	—	US	8, 204	0. 01%~ 100. 00%	US	4, 200	—
President Baseball Team Corp.	Beneficiary Certificates	Home-Run Fund	—	Short-term investments	195		2, 500	—		2, 503	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Digital Network Corp.	Beneficiary Certificates	Bond Fund etc.	—	Short- term investments	—	$ 4,745	—	$ 4,979	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	—	1,229	—
	Stock	Highland Development Co., Ltd.	The subsidary of Ton Sang Construction Corp. is its director	Long-term investments	9,500	95,000	19.96%	61,698	—
Nanlien International Corp.	Beneficiary Certificates	Home-Run Fund	—	Short- term investments	31,143	400,000	—	400,000	—
	Stock	Ton Yi Industrial Corp. etc.	Subsidiary accounted by equity method.	Short- term investments	—	89,736	—	19,142	—
	Stock	Cayman Nanlien Holdings Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Long-term investments	4,010	110,097	100.00%	110,097	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method.	Long-term investments	4,000	152,881	20.00%	64,280	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method.	Long-term investments	10,000	102,800	0.67%	92,900	—
	Stock	Lien Lu Enterprises Corp. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	—	1,164,190	2.50%～100.00%	1,141,340	—
President Natural Industrial Corp.	Stock	President Organics Co., Ltd. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	9,225	2.00%～20.00%	10,133	—
President Pharmaceutial Corp.	Stock	President Information Corp.	Subsidiary accounted by equity method etc.	Long-term investments	275	2,500	2.08%	3,413	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Entertainment Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	$ 1,000	—	$ 1,229	—
Parabola Creative Inc.	Beneficiary Certificates	Home-Run Fund etc.	—	Short- term investments	—	13,017	—	10,327	—
President International Development Corp.	Beneficiary Certificates	Far Eastern Alliance Taiwan Flagship Fund	—	Short- term investments	300	3,000	—	3,600	—
	Government Bond	Central Government Bond	—	Short- term investments	—	288,130	—	289,336	—
	Convertible Bond	Optoma Corporation Covertible Bond	—	Short- term investments	1,800	180,000	—	221,418	—
	Convertible Bond	Taiwan Cellular Corp. Convertible Bond	—	Short- term investments	60	6,000	—	7,368	—
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	72,370	1,720,417	—	885,813	(4)
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method.	Short- term investments	21,291	432,729	—	85,889	(5)
	Stock	Taiwan Cellular Corp.	—	Short- term investments	4,114	171,698	—	185,358	(6)
	Stock	Grand Commercial Bank	Director	Short- term investments	7,456	128,318	—	43,470	(7)
	Stock	Nan Ya Plastics Corp.	—	Short- term investments	1,776	105,398	—	45,313	(8)
	Stock	Macronix International Co., Ltd. etc.	—	Short- term investments	—	579,775	—	410,206	(9)

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President International Investment (BVI) Holdings Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	118, 449	$ 5, 070, 297	100. 00%	$ 5, 070, 297	—
	Stock	President Life Science Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	150, 000	1, 507, 920	100. 00%	1, 507, 920	(10)
	Stock	Ton-Jeng Development Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	150, 000	1, 705, 017	50. 00%	1, 408, 190	—
	Stock	Presitex Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	18, 918	156, 715	38. 74%	114, 258	—
	Stock	President Entertainment Corp.	Subsidiry accounted by equity method.	Long-term investments	39, 534	617, 129	38. 20%	504, 307	(11)
	Stock	Synersy Scientech Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	55, 404	576, 118	35. 07%	492, 576	(12)
	Stock	Kanh Na Hsiung Enterprise Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	41, 463	469, 697	25. 00%	472, 682	(13)

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001				
					Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tonpal Optoelectronics Inc.	Subsidiry accounted by equity method.	Long-term investments	279, 001	$ 3, 105, 302	13. 81%	$ 3, 105, 302	(14)
	Stock	United Venture Capital Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10, 000	100, 000	11. 30%	100, 826	—
	Stock	South Epitaxy Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	11, 800	121, 600	10. 93%	118, 282	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiry accounted by equity method.	Long-term investments	20, 206	202, 064	10. 10%	56, 860	—
	Stock	Hontung Venture Capital Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	12, 000	120, 000	8. 39%	111, 247	—
	Stock	Tong Ting Gas Corporation	The Subsidiary of President International Development Corp is its director.	Long-term investments	39, 113	407, 806	7. 11%	347, 529	(15)
	Stock	New Century Info-Comm. Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	253, 200	2, 532, 000	6. 15%	2, 953, 169	(16)
	Stock	Kaohsiung Rapid Transit Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	20, 000	203, 714	2. 46%	210, 000	—
	Stock	CDIB & Partners Investment Holding Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	27, 000	250, 000	2. 48%	263, 790	—
	Stock	Bonko (Thailand) Bank	—	Long-term investments	2, 080	155, 846	0. 14%	79, 283	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Medical Technologies Co., Ltd. etc.	A subsidiary of President International Development Corp. (accounted by equity method) etc.	Long-term investments	—	$ 665,464	0.05%~50.00%	$ 525,805	—
President Nisshin Corp..	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	—	1,229	—
Ton Yi Pharmaceutical Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	515	6,403	—	6,402	—
President Kikkoman Inc.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	—	25,530	—	25,265	—
AIM Service Uni-President Co.,	Beneficiary Certificates	James Bond Fund	—	Short- term investments	7,775	99,500	—	96,713	—
President Asian Enterprises Inc.	Stock	T & T Supermarket Inc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	CAN 5,278	40.00%	CAN 5,278	—
	Stock	President Canada Construction Inc. etc.	A subsidary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	(CAN 790)	50.00%~100.00%	(CAN 790)	(17)
President Coffee Corp.	Beneficiary Certificates	Fuhwatrust Bond Fund	—	Short- term investments	—	60,019	—	60,139	—
President Chain Store Corp.	Beneficiary Certificates	Financial Return	—	Short- term investments	22,928	290,202	—	289,925	—
	Beneficiary Certificates	The Forever Fund	—	Short- term investments	17,474	230,000	—	231,116	—
	Beneficiary Certificates	Solomon Fund	—	Short- term investments	13,396	140,000	—	142,738	—
	Beneficiary Certificates	Prudential Bond Fund	—	Short- term investments	7,632	108,000	—	108,611	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Beneficiary Certificates	Yuanda Duo Li Fund etc.	—	Short- term investments	—	$ 1,171,211	—	$ 1,143,816	—
	Stock	First Commercial Bank etc.	—	Short- term investments	—	602,063	—	317,360	—
	Stock	PCS(BVI) Holdings Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	37,443	1,179,960	100.00%	1,179,960	—
	Stock	President Drugstore Business Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19,800	174,424	99.99%	174,424	—
	Stock	Ren-Hui Investment Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19,800	146,261	99.99%	146,261	—
	Stock	President Transnet Corp.	Subsidary accounted by equity method	Long-term investments	39,600	161,680	80.00%	2,327	—
	Stock	Mech-President Co., Ltd.	Subsidary accounted by equity method	Long-term investments	43,759	147,290	66.30%	118,592	—
	Stock	President Musashino Corp	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	29,880	306,117	60.00%	292,534	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Uni-President Cold-chain Corp.	Subsidary accounted by equity method	Long-term investments	14, 280	$ 293, 596	60. 00%	$ 207, 324	—
	Stock	President Information Corp.	Subsidary accounted by equity method	Long-term investments	7, 150	113, 138	54. 17%	87, 748	—
	Stock	Uni-President Takashimaya Co., Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	12, 500	123, 255	50. 00%	123, 255	—
	Stock	Retail Support International Corp.	Subisdiary accounted by equity method	Long-term investments	5, 000	106, 808	25. 00%	80, 325	—
	Stock	Dayeh Takashimaya Department Store Inc.	—	Long-term investments	20, 000	270, 000	16. 67%	219, 224	—
	Stock	Tonpal Optoelectronics Inc.	Subsudiary accounted by equity method	Long-term investments	209, 249	2, 299, 197	10. 36%	2, 328, 139	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsudiary accounted by equity method	Long-term investments	32. 440	202. 064	10. 10%	30. 738	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	500, 000	3. 33%	461. 115	—
	Stock	Kaohsiung Rapid Transit Corp.	A Subsidiary of President International Development Corp is its director.	Long-term investments	20, 000	203, 714	2. 46%	210, 000	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	27,932	$ 140,534	2.28%	$ 311,443	—
	Stock	New Century Info-comm . Co., Ltd.	A Subsidiary of President International Development Corp is its director.	Long-term investments	42,400	424,000	0.89%	428,810	—
	Stock	Wisdom Distribution Service Corp. etc.	A Subsidiary of President Chain Store Corp. (accounted by equity method) etc.	Long-term investments	—	920,779	5.50%～ 99.99%	880,207	—
Ton Yi Industrial Corp.	Stock	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Long-term investments	4,001	(772,203)	100.00%	(772,219)	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	18,480	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	500,000	3.33%	464,500	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	115,664	1.75%	141,014	—
	Stock	Tove Can Vietnam Corp. etc.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method) etc.	Long-term investments	—	140,786	0.02%～ 100.00%	141,070	—
Uni-President Oven Bakery Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	4,822	61,219	—	61,918	—
President Packaging Ind. Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	—	7,000	—	7,559	—
Uni- President Cold-Chain Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	64,136	—	64,261	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	1,000	10,000	16.67%	11,480	—

					December 31, 2001				
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Retail Support International Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	—	$ 111,966	—	$ 112,026	—
	Beneficiary Certificates	Home Run Fund etc.	—	Short- term investments	—	1,281	—	1,283	—
	Stock	President Logistics International Corp. etc.	A subsidiary of Retail Support International Corp. (accounted by equity method) etc.	Long-term investments	—	67,459	2.50%~ 58.33%	63,922	—
President Transnet Corp.	Beneficiary Certificates	Quality Fune	—	Short- term investments	200	2,000	—	930	—
President Information Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	39,827	—	41,642	—
	Stock	Bank Pro E-Serrice Techology Company	—	Long-term investments	450	4,500	5.00%	2,997	—
Kai Yu Investment (BVI) Co., Ltd.	Beneficiary Certificates	Kingston Yield Enhancement Fund	—	Short-term investments	6	US 55,891	—	US 49,824	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short-term investments	110	US 11,220	—	US 11,377	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US 4,946	100.00%	RMB 40,940	—
	Stock	Shanghai Fwuso Tai Industry Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US 2,959	100.00%	RMB 32,730	—
	Stock	Kunshan President Kikkoman Biotechnology Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US 2,874	50.00%	RMB 23,790	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	–	US$	7, 724	10. 00%	RMB$	64, 388	–
	Stock	Tianjiang President Industrial Co.,Ltd	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	–	US	3, 520	10. 00%	RMB	11, 685	–
	Stock	Fuchou President Co., Ltd. etc.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method) etc.	Long-term investments	–	US	3, 577	4. 11%~ 100. 00%	RMB	15, 834	–
President Enterprises (China) Investment Co., Ltd.	Stock	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB	360, 668	100. 00%	RMB	397, 917	–
	Stock	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB	351, 669	100. 00%	RMB	222, 128	–
	Stock	Wuhan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	–	RMB	285, 593	100. 00%	RMB	298, 742	–

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Chengdu President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$ 181, 691	100.00%	RMB$ 159, 970	—
	Stock	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 169, 211	100.00%	RMB 177, 377	—
	Stock	Zhongshan President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 111, 166	100.00%	RMB 110, 747	—
	Stock	Xinjiang President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 110, 410	100.00%	RMB 41, 991	—
	Stock	Harbin President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 109, 942	100.00%	RMB 109, 961	—
	Stock	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 80, 880	100.00%	RMB 80, 911	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Meishan President Feed & Oil Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	70, 256	100. 00%	RMB$	72, 644	—
	Stock	Tianjing President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	95, 309	94. 49%	RMB	53, 238	—
	Stock	Qingdao President Feed & Livestock Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	91, 164	80. 00%	RMB	86, 400	—
	Stock	Shanghai President Enterprises Livestock Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	38, 264	78. 25%	RMB	12, 189	—
	Stock	Beijng President Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	45, 596	55. 00%	RMB	68, 300	—
	Stock	Kunshan Sanwa Food Industry Co., Ltd.	—	Long-term investments	—	RMB	733	15. 00%	RMB	3, 198	—
Union Chinese Corp.	Stock	Uni-President Enterprises Corp. etc.	The Company etc.	Short-term investments	—		36, 024	—		11, 730	—

					December 31, 2001						
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President International Investment (BVI) Holdings Ltd.	Stock	Impax Laboratories Inc. etc.	—	Short-term investments	—	US$	3,181	—	US$	15,798	—
	Stock	Uni- Home Tech Corp.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	43,972	US	55,293	50.00%	US	55,196	—
	Stock	Presiclerc Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	4,750	US	4,750	47.50%	US	4,750	—
	Stock	President Energy Development (Coyman Islands) Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	15,834	US	14,782	42.11%	US	14,200	—
	Stock	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	—	Long-term investments	—	US	46,467	30.00%	US	46,467	—
	Stock	Outlook Investment Pte Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7,433	US	5,141	25.00%	US	5,141	—
	Stock	Accuary Inc.	—	Long-term investments	4,833	US	11,500	18.44%	US	433	—
	Stock	Aurora Imaging Technology, Inc.	—	Long-term investments	1,250	US	3,750	14.71%	(US	912)	—
	Stock	RF Integrated Corporation	—	Long-term investments	4,000	US	4,000	10.02%	US	4,000	—
	Stock	Global Strategic investment	—	Long-term investments	3,000	US	3,000	3.77%	US	2,972	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Scino Pharn. (Kunshan) Biochemical Technology Co., Ltd. etc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US$	11, 186	0. 66%～ 33. 33%	US$	18, 856	—
President Life Science Co., Ltd.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	—		150, 944	—		151, 096	—
	Stock	President Life Science Cayman Co., Ltd.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method)	Long-term investments	20, 250		634, 745	100. 00%		634, 745	—
		Origene Technologies, Inc.	—	Long-term investments	1, 930		198, 180	12. 56%		8, 895	—
		Athersys Inc.	—	Long-term investments	635		312, 787	3. 55%		1, 513	—
		President Biosystem Co., Ltd. etc.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method) etc.	Long-term investments	—		210, 892	0. 50%～ 96. 25%		114, 897	—
G-Advanced Semiconductor Technology Corp.	Beneficiary Certificates	Entrust Kivin Bond Fund	—	Short-term investments	—		21, 940	—		22, 025	—
President Chain Store (BVI) Holdings Ltd.	Stock	President Chain Store (Labuan)Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	19, 910	US	17, 871	100. 00%	US	17, 871	—
	Stock	President Coffee (Cayman) Holdings Ltd. etc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3, 000	US	1, 354	50. 00%	US	1, 354	—

					December 31, 2001				
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Drugstore Business Corp.	Beneficiary Certificates	Entrust Kivin Bond Fund	—	Short-term investments	400	$ 4,000	—	$ 4,030	—
Ren-Hui Investments Corp.	Beneficiary Certificates	Trustwell Bond Fund etc.	—	Short-term investments	—	86,310	—	88,379	—
	Stock	Acer Peripherals, Inc etc.	—	Short-term investments	—	158,730	—	57,886	—
Wisdon Distribution Service Corp.	Beneficiary Certificates	Union Bond Fund etc.	—	Short-term investments	—	69,000	—	69,122	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	1,000	10,000	16.67%	11,480	—
Mech-President Co. Ltd.	Stock	Safety Elevator Corp. etc.	A subsidiary of Mech-President Co. Ltd. (accounted by equity method) etc.	Long-term investments	—	17,762	99.99%~100.00%	17,761	—
President Direct Marketing Corp.	Beneficiary Certificates	Asia Pacific Bond Fund	—	Short-term investments	—	76,604	—	69,670	—
Capital Inventory Service Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	46,953	—	48,367	—
President Engineering Technology Corp.	Beneficiary Certificates	Prudential Bond Fund	—	Short-term investments	705	100,000	—	10,029	—
President Yamako Corp.	Beneficiary Certificates	HSBC Money MGMT Fund	—	Short-term investments	220	3,000	—	3,024	—
Cayman Ton Yi Industrial Holdings Ltd.	Stock	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 4,443	100.00%	US 4,443	—
	Stock	Chengdu Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 2,727	100.00%	US 2,727	—

					December 31, 2001						
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Hong Kong Ton Yi Industrial Holdings Ltd. etc.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US$	232	100.00%	US$	232	—
	Stock	Cayman Fujian Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	26,610	88.58%	US	26,610	—
	Stock	Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	15,898	87.93%	US	15,898	—
Retail Support Taiwan Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—		4,487	—		4,493	—
President Logistics Internation Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—		73,498	—		73,664	—
Kunshan President Enterprises Food Co.,Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Kunshan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	2,505	50.00%	RMB	2,505	—
Wuhan President Enterprises Food Co.,Ltd.	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	43,760	100.00%	RMB	43,760	—
	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	2,505	50.00%	RMB	2,505	—
President Medical Beneficiary Technologies Corp., Ltd.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	370		5,331	—		5,331	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President Energy Development (Cayman Islands) Ltd.	Stock	Tung Ting Gas Corpoation	The Subsidiary of President International Development Corp. is its director	Long-term investments	40, 416	US$	12, 137	7. 75%	US$	10, 823	–
President Life Sciences Cayman Co.,Ltd.	Stock	Orchid Biosciences Inc.	–	Short-term investments	1, 000	US	6, 180	3. 02%	US	4, 660	–
	Stock	Arena Pharmaceuticial Inc. etc.	–	Short-term investments	–	US	3, 463	–	US	6, 181	–
	Stock	Aura Oncology Systems Inc.	Investee accounted by equity method.	Long-term investments	4, 545	US	3, 021	32. 85%	US	447	–
	Stock	Plantaceutica, Inc, etc.	Investee accounted by equity method.	Long-term investments	–	US	4, 790	29. 41% ~ 70. 88%	US	2, 865	–
President Biosystem Co., Ltd.	Beneficiary Certificates	Entrust Kirin Bond Fund	–	Short-term investments	–		50, 148	–		50, 716	–
President Chain Store (Labuan) Holding Ltd.	Stock	Philippine Seven Corp.	Investee accounted by equity method.	Long-term investments	119, 575	US	17, 847	50. 40%	US	17, 847	–
President Coffee (Cayman) Holding Ltd.	Stock	Shanghai President Coffee Corp.	Investee accounted by equity method.	Long-term investments	–	US	2, 151	100. 00%	US	2, 151	–
Philppine Seven Corp.	Stock	Convenience Distribution INC.	Investee accounted by equity method.	Long-term investments	3, 800	PESO	42, 585	100. 00%	PESO	42, 585	–
		Stort Sites Holding Inc.	Investee accounted by equity method.	Long-term investments	40	PESO	43, 152	40. 00%	PESO	43, 152	–
Cayman Fujian Ton Yi Holding Ltd.	Stock	Fujian Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	–	US	29, 935	83. 58%	US	29, 935	–
Cayman Jiangsu Ton Yi Holding Ltd.	Stock	Jiangsu Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	–	US	18, 099	82. 86%	US	18, 099	–

(Note 1) 33,400 thousands shares of the outstanding common stock with market value of $408,813 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 2) 18,127 thousands shares of the outstanding common stock with market value of $105,677 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 3) 18,000 thousands shares of the outstanding common stock with market value of $72,901 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 4) 65,860 thousands shares of the outstanding common stock with market value of $806,130 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 5) 14,300 thousands shares of the outstanding common stock with market value of $57,686 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 6) 1,998 thousands shares of the outstanding common stock with market value of $83,387 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 7) 6,597 thousands shares of the outstanding common stock with market value of $38,462 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 8) 1,400 thousands shares of the outstanding common stock with market value of $35,720 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 9) 450 thousands shares of the outstanding common stock of Everspring Industry Co., Ltd. with market value of $14,282, the 600 thousands shares of common stock of Macronix International Co., Ltd. with market value of $15,600 and the 1,826 thousands shares of common stock of Compal Electronics Inc. with fair value of $75,814 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 10) 149,994 thousands shares of the outstanding common stock with market value of $1,507,860 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 11) 39,100 thousands shares of the outstanding common stock with market value of $610,354 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 12) 55,400 thousands shares of the outstanding common stock with market value of $492,540 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 13) 24,400 thousands shares of the outstanding common stock with market value of $276,406 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 14) 266,500 thousands shares of the outstanding common stock with market value of $2,966,165 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 15) 19,875 thousands shares of the outstanding common stock with market value of $207,224 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 16) 253,200 thousands shares of the outstanding common stock with market value of $2,532,000 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 17) 1 thousands shares of the outstanding common stock with market value of (CAN 340)) were used as collaterals for issuance of commercial papers of President Asian Enterprises Inc.

(4) The cumulative buying or selling balance of one specific security exceeding the lower of NT$100,000 and 20 percent of the capital stock (Units in thousands of currencies indicated):

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Uni-President Enterprises Corp.	Mutual Funds:															
	Equity Certificates relating to ABN AMRL Global Retail Index	Short-term investments	–	–	–	$ –	457	$ 1, 623, 821	–	$ –	$ –	$ –	–	$ –	457	$ 1, 623, 821
	Stock:															
	President Chain Store Corp.	Long-term investments	–	–	273, 674	5, 334, 194	28, 711	2, 043, 528	(31, 583)	2, 302, 165	(627, 667)	1, 674, 498	36, 314	(125, 670)	307, 116	6, 624, 385
	Presicarre Corp.	Long-term investments	–	–	90, 833	2, 538, 778	–	–	(27, 272)	3, 534, 724	(687, 071)	2, 847, 653	24, 000	361, 595	87, 561	2, 213, 302
	Scino Pharm Taiwan Ltd.	Long-term investments	(Note 1)	(Note 1)	28, 750	287, 500	20, 000	239, 600	–	–	–	–	–	–	48, 750	527, 100
	Uni-President Glass Industrial Co., Ltd.	Long-term investments	(Note 2)	(Note 2)	–	–	36, 000	397, 366	–	–	–	–	–	(448)	36, 000	396, 918
	Allianz President Life Insurance Co., Ltd.	Long-term investments	Capital increase	–	23, 998	239, 984	13, 007	130, 068	–	–	–	–	(16, 799)	(168, 252)	20, 206	201, 800
	Uni-President Cold-Chain Corp.	Long-term investments	(Note 1)	(Note 1)	9, 900	109, 289	–	–	(7, 140)	185, 578	(90, 281)	95, 297	2, 000	(46, 831)	4, 760	65, 839
	Retail Support International Corp.	Long-term investments	(Note 3)	(Note 3)	8, 160	120, 605	–	–	(6, 200)	237, 180	(90, 483)	146, 697	2, 040	33, 985	4, 000	64, 107
	Cathay United Bank	Long-term investments	–	–	20, 885	107, 462	–	–	(17, 584)	114, 564	(90, 558)	24, 006	–	–	3, 301	16, 904
	President Musashino Corp.	Long-term investments	(Note 2)	(Note 2)	5, 940	48, 037	4, 500	45, 000	(10, 440)	114, 495	(98, 541)	15, 954	–	5, 504	–	–

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
President	Mutual Funds:															
International Tade and Investment Corp.	Equity Certificates relating to ABN AMRL Global Retail Index	Short-term investments	–	–	–	$ –	270	US$ 27,392	–	$ –	$ –	$ –	–	$ –	270	US$ 27,392
	Stock:															
	Uni-President (USA). Inc.	Long-term investments	Capital increase	–	120	US 8,542	30	US 3,000	–	–	–	–	–	(US 1,521)	150	US 10,021
Kai-Yu	Mutual Funds:															
Investment Co., Ltd.	Home Run Fund	Short-term investments	–	–	–	–	20,153	283,600	(20,153)	284,063	(283,600)	463	–	–	–	–
	TIIM Bond Fund	Short-term investments	–	–	–	–	9,885	125,900	(9,885)	126,350	(125,900)	450	–	–	–	–
	Stock:															
	Der Pao Construction Co., Ltd.	Short-term investments	–	–	10,607	178,767	–	–	(10,222)	70,410	(172,241)	(101,831)	–	–	385	6,526
	Nan Ya Plastics Corp.	Short-term investments	–	–	5,830	356,909	–	–	(6,296)	143,349	(356,909)	(213,560)	466	–	–	–
	Formosa Chemicals & Fibre Corp.	Short-term investments	–	–	4,943	190,678	–	–	(5,091)	122 558	(190,678)	(68,120)	148	–	–	–
	Formosa Plastics Corp.	Short-term investments	–	–	3,204	179,384	–	–	(3,428)	114,486	(179,384)	(64,898)	224	–	–	–
	Kai Yu (BVI) Investment Co., Ltd.	Long-term investments	Capital increase	–	13,160	381,812	13,718	460,695	–	–	–	–	–	(329,029)	26,878	513,478
Cayman	Mutual Funds:															
President Holding Ltd.	ABN Equity Certificates	Short-term investments	–	–	–	–	20,672	US 38,038	(1,565)	US 3,385	(US 2,880)	US 505	–	US –	19,107	US 35,158

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Genesis Special Growth Fund	Short-term investments	–	–	–	$ –	3	US$ 29,722	–	US$ 5,356	(US$ 4,741)	US$ 615	–	$ –	3	US$ 24,981
	ABN Capital Protected Unit	Short-term investments	–	–	–	–	183	18,734	–	–	–	–	–	–	183	18,734
	Stock:															
	President Enterprises (Chain) Investment Co., Ltd.	Long-term investments	Capital increase	–	–	US 258,392	–	US 8,000	–	–	–	–	–	(US 28,003)	–	US 238,389
	Uni-President Vietnam Co., Ltd.	Long-term investments	Capital increase	–	–	US 12,805	–	US 9,000	–	–	–	–	–	(US 2,194)	–	US 19,611
	Guangathou President Convenience Store Co., Ltd.	Long-term investments	Capital increase	–	–	US 810	–	US 2,970	–	–	–	–	–	–	–	US 3,780
Nanlien International Corp.	Stock:															
	Retail Support International Corp.	Long-term investments	(Note 4)	(Note 4)	–	–	4,000	153,480	–	–	–	–	–	(599)	4,000	152,881
	President International Development Corp.	Long-term investments	(Note 5)	(Note 5)	–	–	10,000	102,800	–	–	–	–	–	–	10,000	102,800
President Pharmaceutical Corp.	Mutual Funds:															
	James Bond Fund	Short-term investments	–	–	–	–	7,452	123,000	(7,452)	123,090	(123,000)	90	–	–	–	–
President International Development Corp.	Mutual Funds:															
	James Bond Fund	Short-term investments	–	–	–	–	101,388	1,411,910	(101,388)	1,414,394	(1,411,910)	2,484	–	–	–	–

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Home Run Fund	Short-term investments	–	–	284	$ 3,476	59,164	$ 738,650	(59,448)	$ 743,015	($ 742,126)	$ 889	–	$ –	–	$ –
	Government Bonds:															
	Central Government Bonds	Short-term investments	–	–	–	599,725	–	8,414,045	–	8,734,416	(8,725,640)	8,776	–	–	–	288,130
	Convertible Bonds:															
	Optoma Corp.	Short-term investments	–	–	–	–	1,800	180,000	–	–	–	–	–	–	1,800	180,000
	Common Stocks of Listed Companies:															
	Compal Electronice Inc.	Short-term investments	–	–	–	–	2,884	142,088	(1,080)	62,140	(57,185)	4,955	223	–	2,027	84,903
	ASUSTek Computer Inc.	Short-term investments	–	–	–	–	660	101,388	(470)	72,998	(72,768)	230	–	–	190	28,620
	United Microelectronics Corp.	Short-term investments	–	–	400	35,518	4,780	173,594	(5,180)	215,776	(209,112)	6,664	–	–	–	–
	Yageo Corp.	Short-term investments	–	–	–	–	3,170	162,836	(3,170)	161,642	(162,836)	(1,194)	–	–	–	–
	Quanta Computer Inc.	Short-term investments	–	–	–	–	1,450	162,084	(1,450)	156,155	(162,084)	(5,929)	–	–	–	–
	Taiwan Semiconductor Manufacturing Co., Ltd.	Short-term investments	–	–	650	97,464	1,215	97,273	(1,865)	160,936	(194,737)	(33,081)	–	–	–	–
	Optoma Corporation	Short-term investments	–	–	2,180	55,525	1,860	52,534	(4,040)	136,710	(108,059)	28,651	–	–	–	–

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Universal Scientific Industial Co., Ltd.	Short-term investments	–	–	3,318	$ 94,726	1,760	$ 33,646	(5,078)	$ 129,064	($ 128,372)	$ 692	–	$ –	–	$ –
	President International Investment (BVI) Co.	Long-term investments	Capital increase	–	86,000	3,029,155	35,710	1,211,269	–	–	–	–	(3,261)	829,873	118,449	5,070,297
	Tung Ting Gas Corporation	Long-term investments	Capital increase	–	19,875	215,431	19,238	192,375	–	–	–	–	–	–	39,113	407,806
	Presitex Co., Ltd.	Long-term investments	(Note 4) and Capital increase	–	–	–	18,918	189,182	–	–	–	–	–	(32,467)	18,918	156,715
	Emerging Display Technloging Corp.	Long-term investments	New establishment	–	–	–	3,725	114,625	(358)	19,646	(17,220)	2,426	–	–	3,367	97,405
	Uni-President Glass Industrial Co., Ltd.	Long-term investments	(Note 4)	–	36,000	333,959	–	–	(36,000)	397,366	(292,499)	104,867	–	(41,460)	–	–
	Mass Mutual Mercuries Life Co., Ltd.	Long-term investments	–	–	4,571	159,985	–	–	(4,571)	46,786	(159,985)	(113,199)	–	–	–	–
	President Transnet Corp.	Long-term investments	(Note 1)	–	10,500	68,300	–	–	(10,500)	113,479	(12,030)	101,449	–	(56,270)	–	–
President Chain Stort Corp.	Mutual Fund:															
	Financial Return Fund	Short-term investments	–	–	–	–	48,409	610,202	(25,481)	320,612	(320,000)	612	–	–	22,928	290,202
	The Forever Fund	Short-term investments	–	–	–	–	46,525	602,000	(29,051)	373,374	(372,000)	1,374	–	–	17,474	230,000
	Solomon Bond Fund	Short-term investments	–	–	4,926	50,000	32,852	339,000	(24,382)	249,726	(249,000)	726	–	–	13,396	140,000
	Prudential Bond Fund	Short-term investments	–	–	–	–	59,620	835,000	(51,988)	729,037	(727,000)	2,037	–	–	7,632	108,000

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Barits Bond Fund	Short-term investments	–	–	–	$ –	79,010	$ 865,000	(70,359)	$ 771,137	($ 769,000)	$ 2,137	–	$ –	8,651	$ 96,000
	Phoenis Bond Fund	Short-term investments	–	–	–	–	45,656	610,000	(38,703)	518,529	(515,000)	3,529	–	–	6,953	95,000
	TIIM Bond Fund	Short-term investments	–	–	–	–	162,194	2,050,000	(155,201)	1,966,273	(1,960,000)	6,273	–	–	6,993	90,000
	Trustwell Bond Fund	Short-term investments	–	–	–	–	125,609	1,425,000	(117,862)	1,337,720	(1,335,000)	2,720	–	–	7,747	90,000
	Sheng Hua 1699 Bond Fund	Short-term investments	–	–	19,454	210,000	158,677	1,748,000	(171,013)	1,884,724	(1,878,000)	6,724	–	–	7,118	80,000
	Union Bond Fund	Short-term investments	–	–	–	–	33,235	360,000	(28,700)	310,949	(310,000)	949	–	–	4,535	50,000
	Ta-chong Bond Fund	Short-term investments	–	–	–	–	26,030	299,000	(21,824)	249,276	(249,000)	276	–	–	4,206	50,000
	James Bond Fund	Short-term investments	–	–	–	–	66,389	918,242	(64,119)	887,874	(886,242)	1,632	–	–	2,270	32,000
	Asia-Pacific Bond Fund	Short-term investments	–	–	6,301	70,000	138,513	1,569,000	(144,814)	1,642,508	(1,639,000)	3,508	–	–	–	–
	Polaris De-li Fond	Short-term investments	–	–	–	–	38,934	525,000	(38,934)	530,386	(525,000)	5,386	–	–	–	–
	Capital Safe income Fund	Short-term investments	–	–	–	–	90,628	1,184,000	(90,628)	1,186,484	(1,184,000)	2,484	–	–	–	–
	Home-Run Fund	Short-term investments	–	–	–	–	60,605	764,000	(60,605)	766,106	(764,000)	2,106	–	–	–	–
	Tai-Yu Long River Bond Fund	Short-term investments	–	–	–	–	71,061	749,000	(71,061)	751,269	(749,000)	2,269	–	–	–	–

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Jih Sun Bond Fund	Short-term investments	–	–	–	$ –	51, 882	$ 640, 000	(51, 882)	$ 641, 253	($ 640, 000)	$ 1, 253	–	$ –	–	$ –
	NITC Taiwan Bond Fund	Short-term investments	–	–	–	–	33, 830	428, 000	33, 830	428, 982	(428, 000)	982	–	–	–	–
	Taiwan Bond OAM Fund	Short-term investments	–	–	–	–	31, 589	328, 000	(31, 589)	328, 457	(328, 000)	457	–	–	–	–
	Financial Bond Fund	Short-term investments	–	–	–	–	21, 873	290, 522	(21, 873)	290, 740	(290, 522)	218	–	–	–	–
	TIIM High Yield Fund	Short-term investments	–	–	–	–	24, 770	269, 000	(24, 770)	273, 728	(269, 000)	4, 728	–	–	–	–
	Shinkong Chi-Shin Fund	Short-term investments	–	–	–	–	14, 595	189, 000	(14, 595)	189, 763	(189, 000)	763	–	–	–	–
	Taiwan Chi-Shin Fund	Short-term investments	–	–	15, 913	200, 000	12, 941	179, 000	(28, 854)	380, 219	(379, 000)	1, 219	–	–	–	–
	Grand Cathy Fund	Short-term investments	–	–	–	–	15, 820	160, 000	(15, 820)	162, 567	(160, 000)	2, 567	–	–	–	–
	Sheng Hua 5599 Fund	Short-term investments	–	–	–	–	13, 542	136, 500	(13, 542)	137, 240	(136, 500)	740	–	–	–	–
	Chain IR II Fund	Short-term investments	–	–	–	–	9, 845	100, 000	(9, 845)	100, 030	(100, 000)	30	–	–	–	–
	Stock:															
	President Musashino Corp.	Long-term investments	(Note4)	(Note4)	5, 940	48, 089	23, 940	249, 840	–	–	–	–	–	8, 188	29, 880	306, 117
	Uni-President Cold-Chain Corp.	Long-term investments	(Note 4)	(Note 4)	5, 940	73, 905	8, 340	186, 137	–	–	–	–	–	33, 554	14, 280	293, 596
	Dayeh Takashimaya Department Store Inc.	Long-term investments	(Note 7)	(Note 7)	–	–	20, 000	270, 000	–	–	–	–	–	–	20, 000	270, 000

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Prcident Drugstore Busibess Corp.	Long-term investments	New establishment	–	19,800	$ 69,226	12,000	$ 120,000	–	$ –	$ –	–	(12,000)	($ 14,802)	19,800	$ 174,424
	President Transnet Corp.	Long-term investments	(Note 6)	(Note 6)	12,250	79,683	27,350	286,730	–	–	–	–	–	(204,733)	39,600	161,680
	Uni-President Takashimaya Co., Ltd.	Long-term investments	New establishment	–	–	–	12,500	125,000	–	–	–	–	–	(1,745)	12,500	123,255
	Books. com Co., Ltd.	Long-term investments	New establishment	–	–	–	10,000	100,400	–	–	–	–	–	(70,555)	10,000	29,845
	Scino Pharm Taiwan Ltd.	Long-term investments	(Note 4)	(Note 4)	20,000	200,000	–	–	(20,000)	238,881	(200,000)	38,881	–	–	–	–
Ton-Yi	Stock:															
Industrial Corp.	Cayman Ton-Yi Industrial Holings Ltd.	Long-term investments	Capital increase	–	1	(1,287,925)	4,000	1,388,296	–	–	–	–	–	(872,574)	4,001	(772,203)
Uni-President	Mutual Funds:															
Oven Bakery Corp.	Home-Run Fund	Short-term investments	–	–	6,721	82,128	6,597	84,000	(8,496)	108,000	(104,909)	3,091	–	–	4 ,822	61,219
Retail	Mutual Funds:															
Support International Corp.	James Bond Fund	Short-term investments	–	–	–	–	202,442	2,811,153	(194,525)	2,703,559	(2,699,187)	4,372	–	–	7,917	111,966
	Home-Run Fund	Short-term investments	–	–	6,111	74,770	124,319	1,560,600	(130,342)	1,637,137	(1,634,245)	2,892	–	–	88	1,125
	NITC Bond Fund	Short-term investments	–	–	–	–	2,945	442,740	(2,944)	442,910	(442,584)	326	–	–	1	156

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Uni-President	Mutual Funds:															
Cold-Chain Corp.	James Bond Fund	Short-term investments	–	–	3,099	$ 41,735	121,863	$ 1,688,000	(122,201)	$1,693,135	($ 1,690,735)	$ 2,400	–	$ –	2,761	$ 39,000
	Home-Run Fund	Short-term investments	–	–	–	–	16,532	212,000	(14,810)	190,000	(189,926)	74	–	–	1,722	22,074
	Yuanda Duo Li II Fund	Short-term investments	–	–	–	–	20,215	267,000	(19,986)	264,208	(263,938)	270	–	–	229	3,062
	Ta-Chong Bond Fund	Short-term investments	–	–	–	–	31,839	370,000	(31,839)	370,349	(370,000)	349	–	–	–	–
	Prudential Bond Fund	Short-term investments	–	–	1,219	16,511	50,445	699,000	(51,664)	716,370	(715,511)	859	–	–	–	–
	Yuanda Duo Li Fund	Short-term investments	–	–	1,191	17,342	30,832	457,500	(32,023)	475,358	(474,842)	516	–	–	–	–
President	Mutual Funds:															
Information Corp	James Bond Fund	Short-term investments	–	–	2,530	34,075	13,478	186,000	(15,725)	216,959	(216,075)	884	–	–	283	4,000
Kai Yu (BVI)	Mutual Funds:															
Investment Co., Ltd.	ABN Capital Protected Unit	Short-term investments	–	–	–	–	110	US 11,220	–	–	–	–	–	–	110	US 11,220

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Stock:															
	Beijing President Food Co., Ltd.	Long-term investments	Capital increase	–	–	$ –	–	US$ 5,000	–	$ –	$ –	$ –	–	(US$ 54)	–	US$ 4,946
	Shanghai Fwuso Tai Industry Co., Ltd.	Long-term investments	(Note 8)	(Note 8)	–	–	–	US 3,208	–	–	–	–	–	(US 249)	–	US 2,959
President Enterprises (China) Investment	Kunshan President Enterprises Food Co., Ltd.	Long-term investments	Capital increase	–	–	RMB 305,188	–	RMB 41,391	–	–	–	–	–	RMB 14,089	–	RMB 360,668
Co., Ltd.	Guangzhou President Enterprises Food Co., Ltd.	Long-term investments	Capital increase	–	–	RMB 372,222	–	RMB 24,834	–	–	–	–	–	(RMB 45,387)	–	RMB 351,669
President	Stock:															
International Investment (BVI) Co.	Impax Laboratories, Inc.	Short-term investments	–	–	85	US 8,500	–	–	(3,000)	US 30,750	US 5,970	US 24,780	4,184	–	1,269	US 2,530
	Uni-Home Tech	Long-term investments	Capital increase	–	39,000	US 48,688	4,972	US 4,972	–	–	–	–	–	US 1,633	43,972	US 55,293
	Xiang Lu Petrochemicals (Xiamen) Co., Ltd	Long-term investments	Capital increase	–	–	–	–	US 46,800	–	–	–	–	–	(US 333)	–	US 46,467
	President Energy Development (Cayman Islands) Ltd.	Long-term investments	New establishment	–	–	–	15,834	US 15,834	–	–	–	–	–	(US 1,052)	15,834	US 14,782
	Presiclerc Ltd.	Long-term investments	New establishment	–	–	–	4,750	US 4,750	–	–	–	–	–	–	4,750	US 4,750
	RF Integrated Corp.	Long-term investments	New establishment	–	–	–	4,000	US 4,000	–	–	–	–	–	–	4,000	US 4,000
	Global Strategic Investment	Long-term investments	New establishment	–	–	–	3,000	US 3,000	–	–	–	–	–	–	3,000	US 3,000

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
President	Stock:															
Life Sciences Co., Ltd.	President Life Sciences Cayman Co,. Ltd.	Long-term investments	Capital increase	–	13,260	$ 438,636	6,990	$ 238,086	–	$ –	$ –	$ –	–	($ 41,977)	20,250	$ 634,745
Wisdom Distribution Services Corp.	Mutual Funds: Union Bond Fund	Short-term investments	–	–	961	10,123	18,675	206,000	(16,489)	181,984	(181,123)	861	–	–	3,147	35,000
	Phoenis Bond Fund	Short-term investments	–	–	–	–	9,867	135,000	(7,384)	101,134	(101,000)	134	–	–	2,483	34,000
	James Bond Fund	Short-term investments	–	–	–	–	28,193	392,500	(28,193)	393,009	(392,500)	509	–	–	–	–
	Home Run Fund	Short-term investments	–	–	1,229	15,000	13,414	170,000	(14,643)	185,771	(185,000)	771	–	–	–	–
	NITC Bond Fund	Short-term investments	–	–	105	15,000	940	140,000	(1,045)	155,731	(155,000)	731	–	–	–	–
	Jih Sun Bonds Fund	Short-term investments	–	–	–	–	13,814	170,000	(13,814)	170,537	(170,000)	537	–	–	–	–
	Tai-Yu Long River Bond Fund	Short-term investments	–	–	–	–	13,489	145,000	(13,489)	145,189	(145,000)	189	–	–	–	–
President Drugstors Business Corp.	James Bond Fund	Short-term investments	–	–	–	–	13,923	193,000	(13,923)	193,554	(193,000)	554	–	–	–	–
President	Stock:															
Energy Development (Cayman Islands) Ltd.	Tung Ting Gas Corporation	Long-term investments	Capital increase	–	20,538	US 7,166	19,878	US 4,971	–	–	–	–	–	–	40,416	US 12,137

(Note 1) The transaction party is President Chain Store Corp., which is a subsidiary accounted by equity method.

(Note 2) The transaction party is the President International Development Corp., which is a subsidiary accounted by equity method.

(Note 3) The transaction parties are the Presiident Chain Store Corp. and Nanlien International Corp., which are subsidiaries accounted by equity method.

(Note 4) The transaction parties is Uni-President Enterprises Corp. (the Company)

(Note 5) The transaction party is Tung Ho Development Co., Ltd. which is a subsidiary accounted by equity method.

(Note 6) The transaction party are Uni-President Enterprises Corp. (the Company) and President Internation Development Corp.(subsidiary accounted by equity method of the Company)

(Note 7) The transaction party is Takashimaya Department Inc. (non-related party)

(Note 8) The transaction party is Chia Fha Industry Singapore Pte Ltd. (non-related party)

(5) Acquisition of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital: None.

(6) Disposal of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital:

Company	Name of the Properties	Date of transaction	Acquisition date	Book value	Selling price	Status of payment receiving	Gain(Loss) form disposal	Name of the counterparty	Relationship	Reason for disposal	The bases or reference used in deciding the price	Other commitments
Uni-President Enterprise Corp.	Land and Buildings	6/28/2001	12/15/1999	$ 195, 729	$ 196, 721	$100,000 was paid when signing the contract and $96,721 would be paid on August 31,2001	$ 992	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price	—

(7) Related party transactions for purchases and sales amounts exceeding the lower of $100,000 and 20 percent of the capital stock:

(Units in thousands of currencies indicated):

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
Uni-President Enterprises Corp.	President Kikkoman Inc.	Subsidiary accounted by equity method	Purchase	$ 698, 307	4%	Within one month	—	—	($ 55, 505)	(4)	—
	TTET Union Corp.	Subsidiary accounted by equity method	Purchase	548, 889	3%	Close its account at the end of each month, and pay within one week with post dated checks due in 30-45 days	—	(Note 1)	(26, 729)	(2)	—
	President Packaging Ind. Corp.	Subsidiary accounted by equity method	Purchase	389, 660	2%	Within one month	—	—	(39, 325)	(3)	—
	President Nisshin Corp.	Subsidiary accounted by equity method	Purchase	257, 105	1%	Within 15 days	—	(Note 1)	(24, 218)	(2)	—
	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchase	182, 201	1%	Within 50 days	—	(Note 1)	(27, 807)	(2)	—
	Nanlien International Corp.	Subsidiary accounted by equity method	Purchase	111, 436	1%	Within one month	—	—	(7, 145)	(1)	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable(%)	Note
	Uni-President Cold Chain Corp.	Subsidiary accounted by equity method	(Sales)	($ 3,659,928)	(12%)	Within 20 days after previous month	—	(Note 2)	$ 256,154	7	—
	President Chain Store Corp.	Subsidiary accounted by equity method	(Sales)	(2,199,676)	(7%)	Within 20 days after previous month	—	(Note 2)	179,468	5	—
	Retail Support International Corp.	Subsidiary accounted by equity method	(Sales)	(2,198,211)	(7%)	Within 56 days after sales	—	(Note 2)	233,706	7	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(1,727,564)	(6%)	Within 77 days after sales	—	(Note 2)	351,655	10	—
	Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	(Sales)	(642,782)	(2%)	Within 20 days after previous month	—	(Note 2)	94,130	3	—
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(627,776)	(2%)	Within 77 days after sales	—	(Note 2)	63,746	2	—
	Ding-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(589,642)	(2%)	Within 20 days after sales	—	(Note 2)	20,864	1	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	(Sales)	($ 572, 332)	(2%)	Within 10 days after sales	—	(Note 2)	$ 37, 890	1	—
	Far-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(476, 873)	(2%)	Within 12 days after sales	—	(Note 2)	58, 314	2	—
	Tung Shun Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(455, 776)	(1%)	Within 12 days after sales	—	(Note 2)	85, 566	2	—
	Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(422, 493)	(1%)	Within 12 days after sales	—	(Note 2)	28, 210	1	—
	Tung Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(375, 508)	(1%)	Within 12 days after sales	—	(Note 2)	60, 619	2	—
	Tung Yi Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(233, 976)	(1%)	Within 12 days after sales	—	(Note 2)	41, 290	1	—
	Tung-Tse Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(217, 102)	(1%)	Within12 days after sales	—	(Note 2)	35, 658	1	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable(%)	Note
	Lie Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	($ 182, 079)	(1%)	Within 12 days after sales	—	(Note 2)	$ 7, 666	—	—
	Tung-Po Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(168, 487)	(1%)	Within 12 days after sales	—	(Note 2)	6, 225	—	—
	Tung-Jing Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(163, 922)	(1%)	Within 12 days after sales	—	(Note 2)	2	—	—
	Shang Chan Food Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(158, 147)	(1%)	Within 12 days after sales	—	(Note 2)	7, 268	—	—
	Uni-President Oven Bakery Corp.	Subsidiary accounted by equity method	(Sales)	(155, 796)	(1%)	Within one month after sales	—	(Note 2)	29, 139	1	—
	Yuan Hsin Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(155, 295)	(1%)	Within 12 days after sales	—	(Note 2)	6, 787	—	—
	Xin Yo Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(154, 753)	(1%)	Within 12 days after sales	—	(Note 2)	23, 597	1	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Lien Yo Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	($ 154, 298)	—	Within 12 days after sales	—	(Note 2)	$ 2, 438	—	—
	Lien Yi Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(147, 741)	—	Within 12 days after sales	—	(Note 2)	483	—	—
	Gean Fu Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(136, 878)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Tung Lin Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(134, 678)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Chi Fu Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(123, 414)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Tong Shien Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(119, 749)	—	Within 12 days after sales	—	(Note 2)	13, 676	—	—
	Feng Tong Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(119, 461)	—	Within 12 days after sales	—	(Note 2)	—	—	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	
	Huang Yi Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	($ 119, 281)	—	Within 12 days after sales	—	(Note 2)	$ 5, 877	—	—
	Chi Chiang Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(107, 690)	—	Within 12 days after sales	—	(Note 2)	1, 759	—	—
	Tong Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(107, 229)	—	Within 12 days after sales	—	(Note 2)	3, 056	—	—
	Mao Tong Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(101, 274)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Tong Lien Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(100, 538)	—	Within 12 days after sales	—	(Note 2)	2, 084	—	—
	Tong Yu Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(100, 369)	—	Within 12 days after sales	—	(Note 2)	28, 119	1	—
Nanlien International Corp.	President Chain Store Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	(Sales)	(544, 402)	(7%)	15～60 days	—	—	51, 834	12	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable(%)	Note
	Presicarre Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	(Sales)	($ 295,740)	(4%)	15～60 days	—	—	$ 66,536	15	—
	Lien You Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(179,126)	(2%)	15～60 days	—	—	13,633	3	—
	Lien Lu Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(175,262)	(2%)	15～60 days	—	—	55,110	13	—
	Lien Bai Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(151,540)	(2%)	15～60 days	—	—	5,559	1	—
	U-Chanis Enterprises Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	(Sales)	(143,422)	(2%)	15～60 days	—	—	6,425	1	—
	Tun Hsiang Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(139,313)	(2%)	15～60 days	—	—	24,715	6	—
	Nella Ltd.	Subsidiary accounted by equity method	(Sales)	(134,197)	(2%)	15～60 days	—	—	29,243	7	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Lien Song Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	($ 131,053)	(2%)	15~60 days	—	—	$ 252	—	—
	Lien Hsu Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(118,772)	(2%)	15~60 days	—	—	13,386	3	—
	Uni-President Enterprises Corp.	Parent company	(Sales)	(111,436)	(1%)	15~60 days	—	—	7,145	2	—
President Nisshin Corp.	Uni-President Enterprises Corp.	Parent company	(Sales)	(257,105)	(35%)	1~2 months	—	—	24,218	35	—
President Chain Store Corp.	Retail Support International Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase (Other operating revenue)	15,280,112 (140,330)	33% —	15~40 days 15~40 days	(Note 3) (Note 4)	— —	(1,545,510) 87,498	(34) 30	(Note 5) —
	Uni-President Cold Chain Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	6,661,848	14%	15~30 days	(Note 3)	—	(486,810)	(11)	—
	Wisdom Distribution Service Corp.	Subsidiary accounted by equity method	Purchase	2,796,441	6%	15~25 days	(Note 3)	—	(303,392)	(7)	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Credit terms	Notes or accounts receivable / payable: Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Uni-President Enterprises Corp.	Parent company	Purchase	$ 2, 199, 676	5%	15~30 days	(Note 4)	—	($ 179, 468)	(4)	—
	President Musashino Corp.	Subsidiary accounted by equity method	Purchase	569, 821	1%	15 days	(Note 4)	—	(41, 174)	(1)	—
	Nanlien International Corp.	A subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	544, 402	1%	15~20 days	(Note 4)	—	(28, 737)	(1)	—
	President Transnet Corp.	A subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	118, 522	—	15~60 days	(Note 4)	—	(20, 958)	—	—
Ton Yi Industrial Corp.	Tomen Corp.	Former Director (The term of office were due at July 2001)	Purchase	191, 231	3%	The same as regular	—	—	—	—	—
	Cayman President Holding Ltd.	Subsidiary accounted by equity method	(Sales)	(3, 309, 184)	(26%)	The same as regular	—	—	998, 112	63	—
	Hong Kong Ton Yi Industrial Holding Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(258, 905)	(2%)	The same as regular	—	—	54, 915	3	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable(%)	Note
	TTET Union Corp.	A subsidiary of Uni-President Enterprises Corp. (accounted by equity method)	(Sales)	($ 195, 311)	(2%)	The same as regular	—	—	$ 18, 982	1	—
	Uni-President Enterprises Corp.	Parent company	(Sales)	(182, 201)	(1%)	The same as regular	—	—	27, 807	2	—
Retail Support International Corp.	Uni-President Enterprises Corp.	Parent company	Purchase	152, 198, 211	14%	30～45 days	—	—	(233, 706)	(11)	—
	President Chain Store Corp.	A subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	140, 330	1%	30 days	—	—	(77, 371)	(4)	—
			(Sales)	(15, 280, 112)	(97%)	30～45 days	—	—	1, 491, 691	96	—
	President Packaging Ind. Corp.	A subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	122, 467	1%	30～45 days	—	—	(15, 627)	(1)	—
	President Drugstore Business Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	(Sales)	(228, 537)	(1%)	30～60 days	—	—	129	—	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
Uni-President Cold Chain Corp.	Uni-President Enterprises Corp.	Parent company	Purchase	$ 3, 659, 928	62%	Within 20 days	(Note 4)	Within 15~50 days	($ 256, 154)	(53)	—
	President Chain Store Corp.	A subsidiary of Uni-President Enterrises Corp.(accounted by equity method)	(Sales)	(6, 661, 848)	(96%)	Within 30 days	(Note 6)	Within 15~50 days	487, 178	100	—
Cayman President Holding Ltd.	Ton Yi Industrial Corp.	A investor of the company	Purchase	US 98, 432	99%	—	—	—	(US 29, 378)	(85)	—
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of the company	(Sales)	(US 50, 904)	(51%)	—	—	—	US 17, 407	50	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of the company	(Sales)	(US 40, 455)	(41%)	—	—	—	US 13, 649	40	—
Hong Kong Ton Yi Industrial Holding Ltd.	Ton Yi Industrial Corp.	A investor of Cayman President Holding Ltd.	Purchase	US 7, 755	83%	—	—	—	(US 1, 604)	(51)	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(US 3, 355)	(37%)	—	—	—	US 3, 828	45	—
Fujian Ton Yi Co., Ltd.	Cayman President Holding Ltd.	A investor of the company	Purchase	US 50, 904	94%	—	—	—	(US 17, 407)	(78)	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Credit terms	Notes or accounts receivable / payable: Amount	Percentage of notes or accounts receivable /payable(%)	Note
Jiangsu Ton Yi Tinaplate Co., Ltd.	Cayman President Holding Ltd.	A investor of the company	Purchase	US$ 40,455	81%	—	—	—	(US$ 13,649)	(73)	—
	Hang Kong Ton Yi Industrial Holding Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Purchase	US 3,355	7%	—	—	—	(US 3,828)	(21)	—
	Wuxi Ton Yi Industrial Packaging Corp.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(US 8,699)	(15%)	—	—	—	US 2,909	24	—
Wuxi Ton Yi Industrial Packaging Corp.	Jingsu Ton Yi Tinaplate Co., Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Purchase	US 8,699	84%	—	—	—	(US 2,909)	(35)	—
Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd.(accounted by equity method)	Purchase	RMB 52,812	5%	30 days	—	—	(RMB 1,634)	(2)	—
			(Sales)	(RMB 47,030)	(4%)	30 days	—	—	RMB 832	1	—
	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd.(accounted by equity method)	Purchase	RMB 29,623	3%	30 days	—	—	(RMB 2,513)	3	—
	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	(Sales)	(RMB 50,089)	(4%)	30 days	—	—	RMB 1,814	3	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Credit terms	Notes or accounts receivable / payable: Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	(Sales)	(RMB$ 23,842)	(2%)	30 days	—	—	RMB$ 408	1	—
Guangazhou President Enterprises Food Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	Purchase	RMB 50,089	10%	30 days	—	—	(RMB 1,814)	(4)	—
Shenyang President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	Purchase	RMB 23,842	11%	30 days	—	—	(RMB 408)	(3)	—
Hefei President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	Purchase	RMB 47,030	36%	30 days	—	—	(RMB 832)	(12)	—
			(Sales)	(RMB 52,812)	(26%)	30 days	—	—	RMB 1,634	48	—
Zhangjiagang President Nisshin Food Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	(Sales)	(RMB 29,623)	(29%)	30 days	—	—	RMB 2,513	20	—
Tianjiang President Enterprises Food Co., Ltd.	PT ABC President Enterprises Indoenesia	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(RMB 28,572)	(29%)	30～120 days	—	—	RMB 8,328	34	—

Note1: The terms of purchases and payments to regular suppliers is within one month, it depends on the company's payment policy.

Note2: The standard period of collection to regular customers is within two weeks after sales, it depends on client's credit worthiness.

Note3: The purchase cost from Retail Support International Corp., Uni-President Cold Chain Corp. and Wisdom Distribution Service Corp. includes markup computed by negotiated rate according to types of goods.

Note4: Insignificant variance.

Note5: Prepayment for phone cards of $91,200 to Retail Support International Corp at December 31, 2001.

Note6: The Sales of Uni-President Cold Chain Corp. includes markup computed by negotiated rate according to types of goods.

(8) Receivables form related parties exceeding the lower of NT$100,000 and 20 percent of the capital stock (Units in thousands of currencies indicated):

The name of the Company	Name of the counter party	Relationship	Ending balance: Accounts	Ending balance: Amounts	Turnover rate	Deferred balance: Amounts	Deferred balance: Resolve method	Subsequent balance	Allowance for doubtful amounts
Uni-President Enterprises Corp.	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	$ 351, 655	5. 21	$ —	—	$ 308, 588	$ —
			Other Receivables	96	—	—	—	96	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Accounts Receivable	256, 154	16. 51	—	—	256, 154	—
			Other Receivables	1, 406	—	—	—	1, 406	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	233, 706	10. 11	—	—	232, 439	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	179, 468	9. 79	—	—	179, 468	—
Cayman President Holding Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables	US 7, 326	—	—	—	—	—
President International Development Corp.	G-Advanced Semiconductor Technology Corp.	Subsidiary accounted by equity method	Other Receivables (note)	254, 767	—	—	—	—	—
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	87, 498	—	—	—	87, 498	—
			Other Receivables	208, 386	—	—	—	163, 983	—

The name of the Company	Name of the counter party	Relationship	Ending balance: Accounts	Ending balance: Amounts	Turnover rate	Deferred balance: Amounts	Deferred balance: Resolve method	Subsequent balance	Allowance for doubtful amounts
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Subsidiary accounted by equity method	Accounts Receivable	$ 998, 112	3. 74	$ —	—	$ 445, 496	$ 28, 209
			Other Receivabls	71, 321	—	—	—		—
Retail Support International Corp.	President Chain Store Corp.	A subsidiary of Parent company (accounted by equity method)	Accounts Receivable	1, 491, 691	10. 60	—	—	698, 487	—
Uni-President Cold Chain Corp.	President Chain Store Corp.	A subsidiary of Parent company (accounted by equity method)	Accounts Receivable	487, 178	14. 00	—	—	399, 184	—
President International Investment (BVI) Corp.	Hong Kong Xiang Lu Industries Ltd.	The director is the general manager of President International Investment (BVI) Corp.	Other Receivables	US 8, 509	—	—	—	—	—
Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 17, 407	3. 82	—	—	US 4, 581	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 13, 649	3. 73	—	—	US 2, 942	—
	Hong Kong Ton Yi Industrial Holding Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 1, 537	1. 00	—	—	—	—
			Other Receivables	US 5, 209	—				

			Ending balance				Deferred balance			
The name of the Company	Name of the counter party	Relationship	Accounts		Amounts	Turnover rate	Amounts	Resolve method	Subsequent balance	Allowance for doubtful amounts
Hong Kong Ton Yi Industrial Holding Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holding Ltd. (accounted by equity method)	Accounts Receivable	US$	3, 828	1. 13	$ —	—	$ —	$ —
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holding Ltd. (accounted by equity method)	Other Receivables	US	3, 833	—	—	—	—	—
Nella Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables		114, 356	—	—	—	—	—
Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts Receivable	US	2, 909	2. 97	—	—	US 834	—
Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US	3, 833	—	—	—	—	—

The name of the Company	Name of the counter party	Relationship	Ending balance: Accounts	Ending balance: Amounts	Turnover rate	Deferred balance: Amounts	Deferred balance: Resolve method	Subsequent balance	Allowance for doubtful amounts
Wuxi Ton Yi Industrial Packing Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US$ 6, 465	—	—	—	—	$ —

(Note) It is receivables from refund of capital investment.

9.Derivative Financial Instruments Transaction (Units in thousands of currencies indicated):

A. Cayman President Holding Ltd.(Including a subsidiary of Cayman President Holding Ltd.—Hong Kong President Holdings Ltd.)

a. Contract amount or notional principals amount and credit risk

	December 31,2001		
Derivative financial instrument	Contract amount (Notional principals amount)		Credit risk
Interest Rate Swap Contracts	USD$	75, 000	$ —
Forward Foreign Exchange Contracts	USD	8, 000	—
Foreign Currency Option—JPY/US	USD	18, 750	—

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The Interest Rate Swap Contracts is used for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, the market risk is immaterial.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financials instruments is for hedging. As the company has sufficient working capital and due to the certainty of the interest and exchange rate under the contracts. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives

(a). Interest Rate Swap Contracts

Ⅰ. Transaction terms:

Between October 17 to November 24, 2000, the company signed the contract agrees to pay or receive semi-annually the difference between floating and fixed interest rate during the 3- year period of the contract in US 50,000, and sign another contract between December 4 to December 5, 2001 agree to pay or receive semi-annually the difference between floating and fixed interest rate in one year at the amount of USD 25,000.

Ⅱ. The company sign the Interest Rate Swap Contract to hedge the effects of the assets and liabilities denominated in foreign currencies resulted from the variation of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions and they are evaluated periodically.

(b) Forward Foreign Exchange Contracts and Foreign Currency Option

The derivative financial instruments held by the company are not for trading purpose. The company engages in Forward Foregin Exchange Contract etc. in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements on the financial statements.

The liabilities and assets resulted from the Interest Rate Swap Contracts were offset. As of December 31, 2001, net liabilities to US$82 resulted from the Interest Rate Swap contracts recorded as other current liabilities. Royalty Income on Foreign Currency Option is recorded as non-operating revenue.

f. Fair value of the derivative financial instruments

	December 31,2001			
Derivative financial instruments	Book Value		Fair Value	
Interest Rate Swap Contracts	USD$	—	(USD$	2, 425)
Forward Foreign Exchange Contracts	USD	—	(USD	150)
Foreign Currency Option－JPY/US	USD	—	(USD	253)

B.Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

	December 31,2001			
Derivative financial instruments	Contract amount (Notional principals amount)		Credit risk	
Advance Purchase Forward Foreign Exchange Contracts－USD	US$	40, 020	$	17, 000
Foreign Currency Option－USD	US	191, 118		—
Currency Swap Contract－USD/NTD	US	197, 047		138, 827
	NTD	6, 736, 205		—

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is to hedge loss. Gain or loss resulted from fluctuation of interest or exchange rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, market risk is immaterial.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The company estimated that before August 23, 2002,the above Advance Pur-chases Forward Foreign Exchange Contracts will generate cash inflows of US $40,020 and cash outflows of $1,379,751.

The company estimated that before July 25, 2003, the Currency Swap Contract will generate cash inflows of US$197,047 and cash outflows of $6,736,205.

Before November 26 the above Advanced Purchase Forward Foreign Exchange Contracts generated cash inflow of US 27,000 and JPY 800,000 and cash outflow of 866,760 and US 7,269. Before January 12, 2001, The Currency Swap Contract estimated to generated cash inflow of 845,745 and cash outflow of US 25,500. Judging from the company current operations, the liquidity risk is low . And due to the certainty of Forward Foreign Exchange Contracts, the cash flow risk is minimal.

The company recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercise price is based on the current market value at the fixed cost, and the holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by the company are not for trading purpose. The company engages in Froward Foreign Exchange Contract and Currency Swap Contract in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

Derivative financial instruments	Premium or Net Receipts (Payments) on Forward Foreign Exchange December 31,2001
Advance Purchase Forward Foreign Exchange contract－USD	$ 17, 000(Note1)
Foreign Currency Option－USD	2, 800(Note2)
Currency Swap Contract－USD/NTD	138, 827(Note3)

(Note1) The net receipts in Advance Purchase Forward Foreign Exchange Contract－USD is $17,000 are recorded as prepayments and other current assets. The Advance Purchase Forward Foreign premium of $320 is recorded as other current liabilities, and the exchange gain of $16,680 is recorded as non-operating revenue.

(Note2) Royalty income is recorded as non-operating revenue.

(Note3) The net receipts on Currency Swap Contract－USD/NTD of $138,827 are recorded as prepayments and other current assets of $84,277 and other assets of $54,550, respectively, and the exchange gain of $38,457 and $100,370 are recorded as non-operating revenue and cumulative translation adjustments, respectively.

f. Fair value of derivative financial instruments.

	December 31,2001	
Derivative financial instruments	Book Value	Fair Value
Advance Purchase Forward Foreign Exchange Contract－USD	$ 17, 000	$ 17, 000
Foreign Currency Option－USD	－	2, 800
Currency Swap Contract－USD/NTD	138, 827	138, 827

The method and assumption used to estimate the fair value of derivative financial instruments are summarized as follows:

The fair value of derivative financial instruments are estimated based on the amount the company may receive or pay assuming that the contracts are settled at the balance sheet date. Generally, it includes the current unrealized gain from open contracts. Most of the derivative financial instruments have price quote by financial institution.

C. Investee of Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

Name of the investee	Financial instrument	Contract amount (Nominal principals amount)		Credit risk
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	USD$	43, 860	$ –
		JPY	5, 000, 000	
	Foreign Currency Option	USD	12, 000	–
		JPY	1, 392, 000	

The credit risk stated above represents the ultimate loss from the Interest Rate Swap Contracts if settled at the balance sheet date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings in Taiwan, the credit risk is minimal.

b. Market risk

The investee use Derivative Financial Instruments to hedge risk. Gain or loss resulted form fluctuation of exchange rates will be offseted by the gain or loss incurred from the hedged items.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The investee estimated that before January 14, 2003, the above currency Swap Contract will generate cash inflows of JPY$5,000,000 and cash outflows of US$43,860. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk is minimal.

The investee recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercies price is based on the current market value at the fixed cost, and holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the Company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by investee are not for trading purpose. The investee engages in Currency Swap Contracts in order to hedge risk of the liabilities denominated in foreign currencies resulted from fluctuation of exchange rates. The strategy adopted by the investee is to hedge most of the market risk. The hedging instruments are derivation financial instruments with inverse relationship the market value of the hedged positions and they are evaluated at periodically.

Royalty Income on Foreign Currency Option is recorded as non-operating revenue.

e. Presentation of derivative financial instruments on the financial statements

The liabilities and assets resulted from the Currency Swap Contract were offseted. As of December 31, 2001, net liabilities to US$5,866 resulted from the Currency Swap Contract were recorded as other current liabilities.

f. Fair value of the financial instruments.

Name of the investee	Derivative financial instruments	Book value	Fair value
Cayman Ton Yi	Currency Swap Contract	(US$ 5, 866)	(US$ 5, 866)
Industrial Holdings Ltd.	Foreign Currency Option	—	72

The method and assumption used by investee to estimate the fair value of derivative financial instruments are as follows:

The fair value of derivative financial instruments are estimated based on the amount the investee may receive or pay assuming that the contract is settled at the balance sheet date.Generally, it includes the unrealized gain or loss from the open contract.

2 Related information on investee companies (Units in thousands of currencies indicated)

				Original investments		The Company / majority owned subsidiary owns					
Investors	Name of Investees	Address	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Uni-President Enterprise Corp.	President International Trade and Investment Corp.	Trotola, British Virgin Island	Investment on manufacturing business	$ 218,730	$ 218,730	12	100.00%	$ 1,583,227	($ 240,897)	($ 240,897)	Subsidiary
	Kai Yu Investment Co., Ltd.	Tainan Hsien	General investment	3,200,000	3,200,000	320,000	100.00%	737,502	(1,239,556)	(1,237,861)	Subsidiary
	Uni-President Glass Industrial Co., Ltd.	Tainan Hsien	Glass	397,366	–	36,000	100.00%	396,918	(31,587)	(448)	Subsidiary
	Kai Nan Investment Co., Ltd.	Tainan Hsien	General investment	600,000	600,000	60,000	100.00%	385,458	(18,175)	34,450	Subsidiary
	President Global Corp.	Buena Park, CA, U.S.A	Instant noodle and juice can importation	147,250	147,250	500	100.00%	310,021	6,887	6,657	Subsidiary
	U-Chains Enterprise Corp.	Tainan Hsien	Distribution center	270,036	270,036	19,800	100.00%	243,442	222	(11,160)	Subsidiary
	Cayman President Holding Ltd.	Grand Cayman, Cayman Islands	Investment on manufacturing business	3,209,479	3,209,479	100,060	100.00%	142,328	(162,877)	(158,717)	Subsidiary
	Nanlien International Corp.	Taipei City	Importation and exportation business	225,459	225,459	99,999	99.99%	982,209	192,576	107,500	Subsidiary
	President Entertainment Corp.	Tainan Hsien	Entertaining business	901,528	901,528	63,966	61.80%	815,868	(14,140)	(8,739)	Subsidiary
	President International Development Corp.	Taipei City	Construction and operation of shopping mall	8,775,000	8,775,000	877,500	58.50%	8,024,225	(623,202)	(493,678)	Subsidiary
	President Nisshin Corp.	Tainan Hsien	Processing, manufacturing and sale of vegetable oil	40,808	40,808	6,120	51.00%	114,684	56,807	27,374	Subsidiary
	Tong-Jeng Development Corp.	Tainan City	Land exploitation	1,500,000	1,500,000	150,000	50.00%	1,408,190	(25,129)	(12,565)	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	President Kikkoman Corp.	Tainan Hsien	Soy sauce	$ 45,000	$ 45,000	6,000	50.00%	$ 137,722	$ 53,750	$ 25,562	—
	President Chain Store Corp.	Taipei City	Operation of supermarket	4,659,640	2,957,408	307,116	44.28%	6,624,385	1,842,748	114,433	—
	Ton Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	8,737,720	8,737,720	665,148	43.34%	7,296,883	(392,318)	(402,892)	—
	Eagle Cold Storage Enterprise Co., Ltd.	Taichung City	Sale of cold foods	534,324	471,266	40,887	37.36%	482,785	11,031	(4,317)	—
	Tung Ho Development Co., Ltd.	Taipei City	Relaxation club	100,479	54,277	31,605	36.50%	262,881	(306,280)	(96,878)	—
	Mospec Semiconductor Corp.	Tainan Hsien	Manufacturing of electronic material	121,824	121,824	24,927	32.31%	276,014	36,163	10,830	—
	Presicarre Corp.	Taipei City	General merchandise	211,682	277,613	87,561	30.50%	2,213,302	1,702,451	681,594	—
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	315,066	315,066	44,535	29.51%	599,938	319,310	83,374	—
	President Securities Corp.	Taipei City	Business of securities	2,191,824	2,191,824	287,633	25.50%	4,009,879	1,287,372	312,887	—
	Qware System & Services Corp.	Taipei City	Business of computer system	195,287	195,287	13,475	24.76%	148,305	(127,112)	(31,515)	—
	Ztong Yee Industrial Co.	Tainan Hsien	Manufacturing of battery	149,944	149,944	18,042	20.00%	204,949	150,442	30,452	—
	Tonpal Optoelectronics Inc.	Hsinchu City	Manufacturing of electronic material	2,299,197	2,299,197	209,249	10.36%	2,331,917	258,706	26,802	—
	Alllianz President Lide Insurance Co., Ltd.	Taipei City	Insurance	202,064	304,180	20,206	10.10%	201,800	(241,017)	(264)	—
	Uni-President Dream Parks Corp. etc.	Tainan Hsien etc.	Construction of buildings etc.	1,684,368	1,941,997	—	7.14%~ 100.00%	653,501	(728,379)	(253,268)	—
President International Trade and Investment Corp.	Uni-President (USA) Inc.	City of industry, CA, U.S.A	Instant foods.	US 15,000	US 12,000	150	100.00%	US 10,021	(US 1,521)	—	Subsidiary
	Shanghai President International Foods Co., Ltd. etc	Shanghai City etc.	Cake, bread etc.	US 37,500	US 37,500	—	100.00%	US 4,452	(US 1,616)	—	Subsidiary

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Kai Yu Investment Co., Ltd.	Kai Yu Investment (BVI) Co., Ltd.	Tortola, British Virgin Island	General investment	$ 879, 167	$ 418, 472	26, 878	100. 00%	$ 513, 478	($ 355, 987)	$ —	Subsidiary
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	109, 233	94, 163	7, 582	5. 00%	102, 059	319, 310	—	—
	Ton-Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	405, 757	405, 757	24, 452	2. 00%	128, 755	(392, 318)	—	—
	Century Quick Service Restaurant Corp.etc.	Taipei City etc.	Instant foods etc.	561, 187	561, 187	—	60. 00%～100. 00%	184, 377	(164, 639)	—	Subsidiary
Kai Nan Investment Co., Ltd.	President Securities Corp.	Taipei City	Business of securities	601, 180	601, 180	29, 109	2. 58%	563, 850	1, 287, 372	—	—
President Global Corp.	Ameripec Inc.	Buena Park, CA, U.S.A	Sale of food	US 3, 951	US 3, 951	3	100. 00%	US 3, 951	(US 144)	—	Subsidiary
	President East Co., Ltd. etc.	New York, U.S.A etc.	Investment of buildings etc.	US 1, 022	US 1, 022	—	20. 00%～50. 00%	US 890	US 18	—	Subsidiary
Cayman President Holding Ltd.	President Enterprise (China) Investment Co., Ltd.	Shanghai City	Professional investment	US 248, 160	US 240, 160	—	100. 00%	US 238, 389	US 4, 388	—	Subsidiary
	Uni-President Vietnam Co., Ltd.	Ho Chi Minh City, Vietnam	Food, oil, ect.	US 22, 000	US 13, 000	—	100. 00%	US 19, 611	(US 1, 227)	—	Subsidiary
	Hong Kong President Holding Limited	Hong Kong	Professional investment	US 10, 349	US 10, 349	80, 000	100. 00%	(US 5, 719)	(US 4, 650)	—	Subsidiary
	Zhangjiagang President Nisshin Food Co., Ltd.	Zhangjiagang Free Trade Zone, Jiangsu	Oil and flour	US 10, 200	US 10, 200	—	60. 00%	US 9, 280	US 442	—	Subsidiary
	PT ABC President Enterprise Indonesia.	Jakarta, Indonesia	Instant noodles	US 7, 600	US 6, 570	6, 524	47, 41%	US 5, 409	US 1, 311	—	—
	Queen Holding (BVI) Limited	Tortola, British Virgin Islands	Professional investment	US 12, 067	US 12, 067	5	45. 40%	US 14, 573	US 2, 494	—	—
	PPG Investment, Inc.	Rancho, Cucamonga, U.S.A	Professional investment	US 3, 182	US 3, 182	—	45. 40%	US 3, 610	US 664	—	—
	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Chongqing City	Retailer	US 13, 191	US 13, 191	—	45. 00%	US 10, 450	US 1, 892	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Jiafu (Tianjin) International Trading Co., Ltd.	Tianjin City	Retailer	US$ 5,400	US$ 5,400	—	45.00%	US$ 6,003	US$ 1,224	$ —	—
	Guangzhou President Supermarket Co., Ltd.	Guangzhou City	Supermarket	US 3,780	US 810	—	45.00%	US 3,780	—	—	—
	President Energy Development (Cayman Islands) Limited	Grand Cayman, Cayman Isalnds	Energy development	US 10,200	US 10,200	10,200	27.12%	US 9,147	(US 842)	—	Subsidiary
	Zhuhai Kirin President Brewery Co., Ltd.	Zhuhai City, Guangdong	Beer, mineral water	US 22,200	US 22,200	—	30.00%	US 23,393	RMB 2,741	—	—
	Uni-President International (HK) Co., Ltd. etc.	Hong Kong etc.	Trading etc.	US 28,798	US 21,911	—	20.00%~100.00%	US 3,068	(US 2,414)	—	Subsidiary
Nanlien International Co.,	Cayman Nanlien Holding Ltd.	Grand Cayman, Cayman Islands	Professional investment	130,664	130,664	4,010	100.00%	110,097	(2,792)	—	Subsidiary
	Retail Support International Corp.	Jungli City	Distribution center	153,480	—	4,000	20.00%	152,881	85,963	—	Subsidiary
	Lien Lu Enterprises Corp. etc.	Taipei Hsien etc.	Sale of foods etc.	1,167,485	780,935	—	20.00%~100.00%	1,116,740	305,799	—	Subsidiary
President Natural Industrial Corp.	President Organics Co.,	Chung-Li City	Organic foods	20,000	20,000	2,000	20.00%	6,725	(24,557)	—	—
President International Development Corp.	President International Investment (BVI) Co.	Tortola, British Virgin Islands	General Investment	3,931,365	2,720,096	118,449	100.00%	5,070,297	750,137	—	Subsidiary
	President Life Science Co., Ltd.	Taipei City	Manufacturing of chemical material and instrument	1,500,000	1,500,000	150,000	100.00%	1,507,920	(81,112)	—	Subsidiary
	Ton-Jeng Development Corp.	Tainan Hsien	Land exploitation	1,800,000	1,800,000	150,000	50.00%	1,705,017	(25,129)	—	—
	Prexitex Co., Ltd.	Taipei City	Clothes	189,182	—	18,918	38.74%	156,715	(75,422)	—	—
	President Entertainment Corp.	Tainan Hsien	Entertaining business	1,186,008	1,186,008	39,534	38.20%	617,129	(14,140)	—	—
	Synergy ScienTech Corp.	Hsinchu City	Manufacturing of lithium battery	692,544	692,544	55,404	35.07%	576,118	(161,077)	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Kang Na Hsiung Enterprise Co., Ltd.	Tainan Hsien	Tissue and sanitary towel	$ 425,269	$ 348,398	41,463	25.00%	$ 469,697	$ 121,252	$ —	—
	Tonpal Optoelectronics Inc.	Miaoli City	Manufacturing of electronic material	3,065,626	3,065,626	279,001	13.81%	3,105,302	258,706	—	—
	President Medical Technologies Corp., Ltd. etc.	Taipei City etc.	Wholesale business of precise instrument etc.	503,357	440,026	—	7.14%~ 50.00%	219,262	(523,623)	—	—
President Asia Enterprises Inc.	T & T Supermarket Inc.	Richmond, BC, Canada	Business of wholesale	CAN 0.50	CAN 0.50	—	40.00%	CAN 5,278	CAN 4,095	—	—
	President Canada Contraction Inc. etc.	Burnaby, BC, Canada etc.	Real estate business etc.	CAN 0.35	CAN 0.35	—	50.00%~ 100.00%	(CAN 790)	(CAN 1,352)	—	—
President Chain Store Corp.	PCS (BVI) Holding Ltd.	Tortola, British Virgin Islands	Professional investment	1,207,067	934,642	37,443	100.00%	1,179,960	(81,585)	—	Subsidiary
	President Drugstore Business Corp.	Taipei City	Sale of cosmetics and medicines	396,000	276,000	19,800	99.99%	174,424	(17,828)	—	Subsidiary
	Ren-Hui Investment Corp.	Taipei City	Professional investment	198,000	198,000	19,800	99.99%	146,261	(10,528)	—	Subsidiary
	President Transnet Corp.	Taipei Hsien	Distribution business	409,230	122,500	39,600	80.00%	161,680	(369,759)	—	Subsidiary
	Mech-President Co.	Tainan Hsien	Filling station and elevator	276,940	191,400	43,759	66.30%	147,290	190	—	Subsidiary
	President Musashino Corp.	Taipei City	Fresh Food	309,240	59,400	29,880	60.00%	306,117	27,262	—	Subsidiary
	Uni-President Cold Chain Co., Ltd.	Tainan Hsien	Distribution Center	237,437	51,300	14,280	60.00%	293,596	99,594	—	Subsidiary
	President Information Corp.	Taipei City	Information Services	100,264	36,000	7,150	54.17%	113,138	25,960	—	Subsidiary
	Uni-President Takashiyama Co., Ltd.	Taipei City	Department store	125,000	—	12,500	50.00%	123,255	(3,489)	—	—
	Retail Support International Corp.	Taoyuan Hsien etc.	Distribution Center	91,414	7,000	5,000	25.00%	85,963	85,963	—	—
	Wisdom Distribution Service Corp. etc.	Taipei City etc.	Delivery of magazine etc.	794,199	545,091	—	15.00%~ 99.99%	606,183	(136,768)	—	Subsidiary
Ton Yi Industrial Corp.	Ton Yi (Cayman) Holding Ltd.	Grand Cayman, Cayman Islands	Professional investment	1,388,578	282	4,001	100.00%	(772,203)	(783,719)	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Tovecan Vietnam Corp., Ltd. etc.	Ho Chi Minh City, Vietnam etc.	Manufacturing of can etc.	$ 62,307	$ 55,740	—	39.99%~100.00%	$ 109,736	$ 15,384	$ —	—
Retail Support International Corp.	President Logistics International Corp. etc.	Chung-Li City etc.	Transportation business etc.	51,300	41,300	—	51.00%~58.33%	64,459	18,955	—	—
Kai Yu Investment (BVI)Co., Ltd.	Beijing President Enterprises Drinks & Food Co., Ltd.	Beijing City	Drinks	US 5,000	—	—	100.00%	US 4,946	(US 51)	—	—
	Shanghai Fwuso Tai Industry Co., Ltd.	Shanghai City	Feeds	US 3,208	—	—	100.00%	US 2,959	(US 335)	—	—
	Kunshan President Kikkoman Biotechnology Co., Ltd. etc.	Jiangsu Province Kurshan City	Soy sauce manufacture etc.	US 3,000	US 2,000	—	50.00%	US 2,874	(US 109)	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beer mineral water	US 7,400	US 7,400	—	10.00%	US 7,724	US 2,741	—	—
	Fuchou President Co., Ltd. etc.	Fukien Province Fuchou City etc.	Instant noodles etc.	US 4,700	US 2,900	—	45.00% ~100.00%	3,127	(US 777)	—	—
President Enterprises (China) Investment Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	Jiangsu Province Kunshan City	Meat, instant noodles, soft drinks.	RMB 331,112	RMB 289,722	—	100.00%	RMB 360,668	RMB 60,115	—	—
	Guangzhou President Enterprises Food Co., Ltd.	Guangazhou City	Fat, feed,instant noodles, soft drink, dairy products, etc.	RMB 397,300	RMB 372,466	—	100.00%	RMB 351,669	(RMB 12,923)	—	—
	Wuhan President Enterprises Food Co., Ltd.	Wuhan City	Meat, instant noodles, soft drink etc.	RMB 200,359	RMB 200,359	—	100.00%	RMB 285,593	RMB 44,030	—	—
	Chengdu President Enterprises Food Co., Ltd.	Szechwan Province Wen Chow Hsien	Meat, instant noodles, soft drink.	RMB 165,586	RMB 165,586	—	100.00%	RMB 181,691	RMB 14,748	—	—
	Shenyang President Enterprises Co., Ltd.	Shenyang City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,190	RMB 124,190	—	100.00%	RMB 169,211	RMB 8,231	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Zhongshan President Enterprises Food Co., Ltd.	Guangdong Province Zhongshan City	Marine products, etc.	RMB$ 99,332	RMB$ 99,332	—	100.00%	RMB$111,166	RMB$ 11,938	$ —	—
	Xinjing President Enterprises Food Co., Ltd.	Xinjiang Province Urumgi City	Tomato products, etc.	RMB 128,304	RMB 128,304	—	100.00%	RMB 110,410	(RMB 786)	—	—
	Harbin President Enterprises Co., Ltd.	Harbin City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,181	RMB 124,181	—	100.00%	RMB 109,942	(RMB 15,517)	—	—
	Hefei President Enterprises Food Co., Ltd.	Anhui Province Hefei City	Instant noodles, soft drinks	RMB 82,791	RMB 82,791	—	100.00%	RMB 80,880	RMB 2,012	—	—
	Meisan President Feed & Oil Co., Ltd.	Sichuan Province Meishan Hsien	Animal feeds, vegetable oil	RMB 82,777	RMB 82,777	—	100.00%	RMB 70,256	(RMB 6,568)	—	—
	Tianjng President Enterprises Food Co., Ltd.	Tianjng City	Flour, instant noodles, biscuits.	RMB 109,266	RMB 109,266	—	94.49%	RMB 95,309	(RMB 3,594)	—	—
	Qingdo President Food & Livestock Co., Ltd.	Qingdo City	Feed, breed stock and poultry	RMB 99,332	RMB 99,332	—	80.00%	RMB 91,164	(RMB 8,722)	—	—
	Shanghai President Enterprises Livestock Food Co., Ltd.	Shanghai City	Animal food	RNB 51,818	RNB 51,818	—	78.25%	RMB 38,264	(RMB 8,991)	—	—
	Beijing President Food Co., Ltd.	Beijing City	Instant noodles	RMB 56,454	RMB 56,454	—	55.00%	RMB 45,596	RMB 16,992	—	—
President International Investment (BVI) Corp.	Uin- Home Tech Corp.	Tortola, British Virgin Islands	General investment	US 43,972	US 39,000	43,972	50.00%	US 55,293	US 4,294	—	—
	Presiclerc Ltd.	Tortola, British Virgin Islands	General investment	US 4,750	—	4,750	47.50%	US 4,750	—	—	—
	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	General Investment	US 15,834	—	15,834	42.11%	US 14,782	(US 842)	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Xiang Lu Industries Xiamen Ltd.	Fukien Province Xiamen City	Oil	US$ 46,800	$ —	—	30.00%	US$ 46,467	(US$ 1,123)	$ —	—
	Outlook Investment Pte Ltd.	Singapore	General investment	STD 7,433	STD 7,433	7,433	25.00%	US 5,141	(US 741)	—	—
	Scino Pharm (Kunshan) Co., Ltd.	Jiangsu Province Kunshan City	Medicine of biochemistry	US 500	—	—	33.00%	US 458	(US 137)	—	—
President Life Sciences Co., Ltd.	President Life Sciences Cayman Co., Ltd.	Grand Cayman, Cayman Islands	Professional investment	654,405	416,319	20,250	100.00%	634,745	(US 70,361)	—	—
	Andro Sciences Corp.	Taipei City etc.	Prostate cancer, osteoporosis, etc.	99,182	62,182	—	22.98% ~96.25%	90,059	(US 7)	—	—
President Chain Store (BVI)Corp.	President Chain Store (Labuan) Holdings Ltd.	Labuan Islands, Malaysia	Professional investment	US 19,910	US 19,910	19,910	100.00%	US 17,871	(US 1,640)	—	—
	President Coffee (Cayman) Holdings Ltd.	Grand Cayman, Cayman Islands	Professional investment	US 3,000	US 3,000	3,000	50.00%	US 1,354	(US 1,552)	—	—
Mech-President Co., Ltd.	Safety Elevator Corp., Ltd. etc.	Tainan City	Manufacturing and maintenance of elevator	18,182	1,000	—	99.99% ~100.00%	17,762	—	—	—
Cayman Ton Yi. Industrial Holding Stock Corp	Wuxi Ton Yi Industrial Packaging Co., Ltd.	Jiangsu Province Wuxi City	Manufacturing of can	US 6,720	US 6,720	—	100.00%	US 4,443	(US 828)	—	—
	Chengdu Ton Yi Industrial Packaging Co., Ltd.	Szechwan Province Chengdu City	Manufacturing of can	US 7,500	US 7,500	—	100.00%	US 2,727	(US 469)	—	—
	Hong Kong Ton Yi Industrial Holding Stock Corp.	Hong Kong	General investment	US 10	US 10	—	100.00%	US 232	(US 511)	—	—
	Cayman Fujian Ton Yi Holding Ltd.	Grand Cayman, Cayman Islands	General investment	US 33,993	US 33,993	—	88.58%	US 26,610	(US 4,011)	—	—
	Cayman Jiangsu Ton Yi Holding Ltd.	Grand Cayman, Cayman Islands	General investment	US 28,127	US 28,127	—	87.93%	US 15,898	(US 4,673)	—	—
Kunshan President Enterprise Food Co., Ltd.	Guangzhou Wang Sheng Industrial Co., Ltd.	Guangzhou City	Manufauture, process and sales of kinds of foods	RMB 2,500	RMB 500	—	50.00%	RMB 2,505	RMB 9	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Wuhan President Enterprises Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	Kiangsi Province Nanchang City	Manufauture, process and sales of kinds of foods	RMB$ 45,000	RMB$ —	—	100.00%	RMB$ 43,760	(RMB$ 1,240)	$ —	—
	Guangzhou Wang Sheng Industrial Co., Ltd.	Guangzhou City	Manufauture, process and sales of kinds of foods	RMB 2,500	RMB 500	—	50.00%	RMB 2,505	RMB 9	—	—
President Life Sciences Cayman Co., Ltd.	Aura Oncdogy Systems.Inc.	Sunny Bale, CA, U.S.A.	Analysis of cell	US 5,000	US 5,000	4,545	32.85%	US 3,021	(US 3,468)	—	—
	Plantanceutica, Inc etc.	North Cardina, U.S.A.etc.	Analysis of gene	US 2,850	—	—	29.41% ~70,88%	US 2,748	(US 115)	—	—
President Chain Store (Labuan) Holdings Ltd.	Philippine Seven Corp.	Mandaluyoung City, Philippine	Retail of foods and merchandise	US 19,882	US 19,882	119,575	50.40%	US 17,847	(PESO 36,682)	—	—
President Coffee (Cayman) Holdings Ltd.	Shanghai President Coffee Corp.	Shanghai City	Sales of coffee	US 4,000	US 4,000	—	100.00%	US 2,151	(US 1,041)	—	—
Philippine Seven Corp.	Convenience Distribution Inc.	Quezon City, Philippine	Distribution and storage	PESO 38,000	PESO 7,500	3,800	100.00%	PESO 42,585	(PESO 459)	—	—
	Store Sites Holdings Inc.	Manlia, Philippine	Professional investment	PESO 42,742	PESO 42,742	40	40.00%	PESO 43,152	PESO 950	—	—
Cayman Fujian Ton Yi Holding Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Fujian Province Longhai City	Manufactruing of tinplate	US 32,668	US 32,668	—	83.58%	US 29,935	(US 4,756)	—	—
Cayman Jiangsu Ton Yi Holding Ltd.	Jiansu Ton Yi Tinplate Co., Ltd.	Jiansu Province Wuxi City	Manufactruing of tinplate	US 31,217	US 31,217	—	82.86%	US 18,099	(US 5,321)	—	—

3. DISCLOSURE OF INFORMATION ON INDIRECT INVESTMENT IN MAINLAND CHINA

A. The basic information of investments in Mainland China as of December 31, 2001 is as follows (Units in thousands of currencies indicated):

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain/loss	Investment amount as of December 31, 2000	Accumulate remittance
Shanghai President Enterprises Live-Stock Food Co., Ltd.	Animal Feeds, Food	US$ 8, 000	(Note 1)	US$ 6, 077. 5	–	–	US$6, 077. 5	78. 25%	(RMB$ 7, 036) (Note 2)	RMB$ 12, 189	–
Xinjiang President Enterprises Food Co., Ltd.	Tomato Products, Soft Drinks, Food	US 15, 500	(Note 1)	US 13, 077	–	–	US 13, 077	100. 00%	(RMB 786) (Note 2)	RMB 44, 737	–
Beijing President Food Co., Ltd.	Instant Noodles	US 12, 400	(Note 1)	US 3, 828	–	–	US 3, 828	55. 00%	RMB 9, 345 (Note 2)	RMB 98, 374	–
Tianjing President Enterprises Food Co., Ltd.	Flour, Instant Noodles	US 15, 210	(Note 1)	US 13, 207. 4	–	–	US 13, 027. 4	94. 49%	(RMB 3, 396) (Note 2)	RMB 59, 159	–
Tianjing President International Food Co., Ltd.	Biscuits, Food	US 12, 450	(Note 1)	US 12, 450	–	–	US 12, 450	100. 00%	(RMB 6, 482) (Note 2)	RMB 17, 662	–
Chengdu President Enterprises Food Co., Ltd.	Meat, Instant Noodles, Soft Drink, Food	US 20, 000	(Note 1)	US 20, 000	–	–	US 20, 000	100. 00%	RMB 14, 748 (Note 2)	RMB 159, 970	–
Kunshan President Enterprises Food Co., Ltd.	Meat, Instant Noodles, Soft Drink, Food	US 40, 000	(Note 1)	US 35, 000 (Note 4)	US 5, 000	–	US 40, 000 (Note 4)	100. 00%	RMB 60, 115 (Note 2)	RMB 410, 908	–
Wuhan President Enterprises Food Co., Ltd.	Meat, Instant Noodles, Soft Drink, Food	US 24, 200	(Note 1)	US 26, 440	–	–	US 26, 440	100. 00%	RMB 44, 030 (Note 2)	RMB 298, 828	–

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain/loss	Investment amount as of December 31, 2000	Accumulate remittance
					Payment	Remittance					
Leshan President Feed & Oil Co., Ltd. (Note 5)	Animal Feeds, Vegetable Oil	US$ 10,000	(Note 1)	US$ 9,400	US$ –	–	US$ 9,400	100.00%	(RMB$ 6,568) (Note 2)	RMB$ 76,982	US$ –
Guangzhou President Enterprises Food Co., Ltd.	Instant Noodles, Soft Drink, Diary Product, Food	US 48,000	(Note 1)	US 45,000	US 3,000	–	US 48,000	100.00%	(RMB 12,923) (Note 2)	RMB 180,737	–
Shenyang President Enterprises Corp.	Instant Noodles, Soft Drink, Diary Product, Food	US 19,900	(Note 1)	US 15,000	–	–	US 15,000	100.00%	RMB 8,231 (Note 2)	RMB 177,430	–
Zhongshan President Enterprises Co., Ltd.	Marine Products, Livestocks Pets Food	US 12,000	(Note 1)	US 12,000	–	–	US 12,000	100.00%	RMB 11,938 (Note 2)	RMB 110,747	–
Shanghai President International Food Co., Ltd.	Biscuits, Bread	US 13,000	(Note 1)	US 13,000	–	–	US 13,000	100.00%	(RMB 6,893) (Note 2)	RMB 19,169	–
Ningbo Malting Co., Ltd.	Malt	US 16,000	(Note 1)	US 3,200	–	–	US 3,200	20.00%	RMB 61 (Note 3)	RMB 5,347	–
Zhangjiagang President Nisshin Food Co., Ltd.	Fats, Feed, Flour	US 17,000	(Note 1)	US 10,200	–	–	US 10,200	60.00%	RMB 2,196 (Note 2)	RMB 76,807	–
Zhuhai Kirin President Brewery Co., Ltd.	Beers, Mineral Water	US 74,000	(Note 1)	US 22,200	–	–	US 22,200	30.00%	RMB 6,807 (Note 3)	RMB 199,188	–
Jiafu (Tianjin) International Trading Co., Ltd.	Hypermarket	US 12,000	(Note 1)	US 5,400	–	–	US 5,400	45.00%	RMB 4,557 (Note 3)	RMB 45,627	–
Chongqing Presicarre Hypermarket Chainstore Co., Ltd.	Hypermarket	US 29,320	(Note 1)	US 13,191	–	–	US 13,191	45.00%	RMB 7,047 (Note 3)	RMB 86,491	–

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain/loss	Investment amount as of December 31, 2000	Accumulate remittance
Guangazhou President Convenience Stores Co., Ltd.	Warehouse & Wholesale	US$ 8,400	(Note 1)	US$ 810	US 2,970	–	US$ 3,780	45.00%	RMB$ – (Note 2)	RMB$ 26,744	–
President Enterprises (China) Investment Co., Ltd.	Investment	US 248,160	(Note 1)	–	–	–	–	100.00%	RMB 36,318 (Note 2)	RMB 2,438,580	–
Qingdao President Feed & Livestock Co., Ltd.	Animal Feeds, Livestock	US 15,000	(Note 1)	US 12,000	–	–	US 12,000	80.00%	(RMB 6,977) (Note 2)	RMB 86,401	–
Hefei President Enterprises Co., Ltd.	Instant Noodles, Soft Drinks, Diary Products	US 10,000	(Note 1)	US 10,000	–	–	US 10,000	100.00%	RMB 2,012 (Note 2)	RMB 80,910	–
Harbin President Enterprises Co., Ltd.	Instant Noodles, Soft Drinks, Diary Products	US 15,000	(Note 1)	US 15,000	–	–	US 15,000	100.00%	(RMB 15,517)	RMB 115,498	–
President Enterprises (China) Finance Co., Ltd.(Note 4)	Dispatch Fund between Subsidiaries in Mainland China	US 1,000	(Note 1)	–	–	–	–	100.00%	–	–	–
Guangzhou Wang Sheng Industrial Co., Ltd.	Produce, Process and Sales	RMB 5,000	(Note 1)	–	–	–	–	100.00%	RMB 9 (Note 2)	RMB 1,010	–
Nanchang President Enterprises Co., Ltd	Instant Noodles, Soft Drinks	US 5,347	(Note 1)	–	–	–	–	100.00%	(RMB 1,240) (Note 2)	RMB 43,760	–
Cargill-President (Dongguan) Feed Protein Technology Co., Ltd.	Animal Feeds	US 100	(Note 1)	–	US 50	–	US 50	50.00%	(RMB 769) (Note 2)	(RMB 355)	–
Kunshan Sanwa Foods Industry Co., Ltd.	Condiment	US 1,200	(Note 1)	US 180	–	–	US 180	15.00%	–	RMB 1,489	–

B. The ceiling amount of investment in Mainland China.

(Amounts: in thousands of U/S dollars & NT dollars)

Accumulated investment balance from Taiwan to Mainland China	Amount approved by MOEA	The ceiling amount of investment in Mainland China by MOEAIC
$ 11, 468, 832(Note6)	US$ 345, 377. 5	$ 9, 956, 626
(US$ 327, 680. 9)		

(Note 1) Indirect investment in PRC through existing companies located in the third area.

(Note 2) The financial statements are audited by the CPA of parent company in Taiwan.

(Note 3) The financial statements are audited by international accounting offices affiliated with local auditor with the accounting offices in Republic of China.

(Note 4) In the preparatory stage, no remittance of capital.

(Note 5) Original name is Leshan President Foodstuffs Inc.

(Note 6) Calculate at the rate of $35.00 (U/S dollars to NT dollars), it will be $9,220,308 at the exchange rate when approved by MOEA.

3. The Direct or indirect transaction across third region company with the investee in Mainland China.

(1) Purchases

The third area company	Name of investees in Mainland China	2001	2000
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 92,791	$ 63,250
	Guangzhou President Enterprises Co., Ltd.	–	231
		92,791	63,481
Uni-President International (HK) Co., Ltd.	Guangzhou President Enterprises Co., Ltd.	2,754	13,207
		$ 95,545	$ 76,688

The terms of sale were as the same as to other customers.

(2) Sale

The third area company	Name of investees in Mainland China	2001	2000
Nella Limited	Kunshan President Enterprises Co., Ltd.	$ 252,383	$ 4,078
	Guangzhou President Enterprises Co., Ltd.	135,284	90,714
	Nanchang President Enterprises Co., Ltd.	72,010	—
	Chengdu President Enterprises Co., Ltd.	52,335	56,940
	Hefei President Enterprises Co., Ltd.	1,438	46,010
	Other	197,331	29,549
		$ 710,781	$ 227,291

The terms of purchase were as the same as to other vendors.

(3) Dividend Revenues

The third area company	Name of investees in Mainland Chian	2001	2000
President Enterprises (China) Investment Co., Ltd.	Beijing President Food Co., Ltd.	$ –	$ 21,918
Cayman President Holdings Ltd.	Zhuhai Kirin President Brewery Co., Ltd.	–	6,231
		$ –	$ 28,149

(4) Accounts Receivable

The third area company	Name of investees in Mainland China	December31, 2001	December31, 2000
Nella Limited	Shenyang President Enterprises Co., Ltd.	$ 40,465	$ –
	Guangzhou President Enterprises Co., Ltd.	22,303	31,597
	Kunshan President Enterprises Co., Ltd.	12,961	–
	Wuhan President Enterprises Food Co., Ltd.	11,917	–
	Hefei President Enterprises Co., Ltd.	–	48,305
	Chengdu President Enterprises Food Co., Ltd.	–	29,670
	Other	13,236	813
		$ 100,882	$ 110,385

(5) Other Receivables

The third area company	Name of investees in Mainland China	December31, 2001	December31, 2000
Hong Kong President Holdings Ltd.	President Enterprises (China) Investmet Co., Ltd.	$ 25,222	$ –
Cayman President Holding Ltd.	Leshan President Food & Oil Co., Ltd.	2,665	–
		$ 27,887	$ –

(6) Account Payable

The third area company	Name of investees in Mainland China	December31, 2001	December31, 2000
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 2,705	$ 2,314
Uni-President International (HK) Co., Ltd.	Guangzhou President Enterprises Food Co., Ltd.	126	2,736
		$ 2,831	$ 5,050

(7) Capital Accommodation-Other Receivables From related parties (Unit: in thousands of US dollars)

		2001				
The third area company	Name of investees in Mainland China	Highest balance date	Highest balance	Ending balance	Rate	Interest revenue
Hong Kang President Holding Ltd.	Ningbo Malting Co., Ltd.	March 7, 2001	$ 9,520	$ –	–	$ –

		2000				
The third area company	Name of Investees in Mainland China	Highest balance date	Highest balance	Ending balance	Rate	Interest revenue
Hong Kang President Holding Ltd.	Ningbo Malting Co., Ltd.	March 31, 2000	$ 9,484	$ 9,484	–	$ –

(8) Note Endorsement Guarantee And Provide Security (Unit: in thousands of US dollars)

The third area company	Name of investees in Mainland China	2001	2000
President International Trade & Investment Corp.	Tianjing President International Food Co., Ltd.	$ 2, 802	$ 3, 610
	Shanghai President International Food Co., Ltd.	–	3, 020
		2, 802	6, 630
Cayman President Holding Ltd.	Xinjiang President Enterprises Food Co., Ltd.	1, 433	–
	Tianjing President Enterprises Food Co., Ltd.	380	–
		1, 813	–
Hong Kong President Holding Ltd.	Guangzhou President Enterprises Food Co., Ltd.	–	4, 750
	Tianjing President Enterprises Food Co., Ltd.	–	3, 040
	Xinjiang President Enterprises Food Co., Ltd.	–	2, 890
	Shanghai President Enterprises Livestock Food Co., Ltd.	–	450
		–	11, 130
		$ 4, 615	$ 17, 760

(9) Other tradition items have significant effects on current gain or loss and financial condition

None.

Note 12. Financial information disclosures for different segments

1. Financial information disclosures for industry segments

(1) Information about the Company's operations in different industries in 2001 and 2000.

2001				
	Industry-Feeds	Industry–Foods	Adjustment and Elimination	Consolidated
Sales to unaffiliated customers	$ 9,725,382	$ 25,166,441	$ –	$ 34,891,823
Intersegment sales	1,048,692	35,594	(1,084,286)	–
Total revenues	$ 10,774,074	$ 25,202,035	($ 1,084,286)	$ 34,891,823
Operating profit	$ 186,525	$ 1,519,016	$ –	$ 1,705,541
Equity in net income of subsidiaries				(1,491,284)
Interest expenses				(1,215,371)
General corporate revenues				5,065,739
General corporate expenses				(1,023,739)
Consolidated income from continuing operations before income tax				$ 3,040,886
Identifiable assets	$ 3,499,302	$ 10,997,026	$ –	$14,496,328
Long-term investments by equity				40,588,333
Corporate assets				17,078,367
Total assets				$72,163,028
Depreciation expense	$ 203,359	$ 1,178,368		
Amortization expense	$ 8,502	$ 58,815		
Capital expenditure	$ 166,499	$ 1,115,024		

2000				
	Industry-Feeds	Industry -Foods	Adjustment and Elimination	Consolidated
Sales to unaffiliated customers	$ 8,844,452	$ 24,438,514	$ –	$ 33,282,966
Intersegment sales	1,052,300	2,013,650	(3,065,950)	–
Total revenues	$ 9,896,752	$ 26,452,164	($ 3,065,950)	$ 33,282,966
Operating profit	$ 270,665	$ 1,209,172	$ –	$ 1,479,837
Equity in net income of subsidiaries				(235,367)
Interest expenses				(994,674)
General corporate revenues				3,736,892
General corporate expenses				(736,962)
Consolidated income from continuing operations before income tax				$ 3,249,726
Identifiable assets	$ 2,043,735	$ 9,695,597	$ –	$11,739,332
Long-term investments by equity				41,444,732
Corporate assets				17,617,592
Total assets				$70,801,656
Depreciation expense	$ 147,995	$ 1,153,634		
Amortization expense	$ 8,253	$ 53,290		
Capital expenditure	$ 151,162	$ 2,921,243		

(2) The revenue of an industry segment includes revenue both from sales to unaffiliated customers (including sales, other operating revenue, rent revenue, gain on disposal of segment and other income), intersegment sales and revenue from broadcasting, except for the investment income.

(3) Operating profit of loss of industry segment is its department segment revenues minus segment costs and expenses, which was generated in relation to the segment revenues except interest expense.

The Company accounts for the intersegment purchases and intersegment sales in the same way as the revenue from broadcasting.

(4) The identified assets of an industry segment are those tangible and intangible enterprise assets that are used by the industry segment, but the following items are not included:

a. Assets not used by industry segment.

b. Long-term investments.

2. Financial Information on Geographic Areas: No foreign operation.

3. Information on Export Sales:

Export sales of the Company in 2001, 2000 constitutes less than 10% of the total revenues of 2001, 2000, respectively.

4. Information on Significant Customers:

In 2001 and 2000 customers constituted more than 10% of the Company's total revenue of 2001 and 2000 respectively were as follows:.

	2001		2000	
Name of customers	Amount	Percentage of net operating revenues	Amount	Percentage of net operating revenues
A Corp.	$ 3, 659, 928	11	$ 3, 319, 935	10

UNI-PRESIDENT ENTERPRISES CORP.
CONSOLIDATED FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT ACCOUNTANTS
DECEMBER 31,2001 AND 2000

REPORT OF INDEPENDENT ACCOUNTANTS

March 18, 2002
(02)R.P12D.20478

To Uni-President Enterprises Corp.

We have audited the accompanying consolidated balance sheet of Uni-President Enterprises Corp. and subsidiaries as of December 31, 2001 and 2000, and the related statements of income, of changes in stockholders' equity and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's managements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain non-consolidated entity, long-term investments accounted for under the equity method, which statements reflected total equity balance of $19,198,297,000 and $19,306,837,000 and total negative equity balance of $57,404,000 and $50,361,000 as of December 31, 2001 and 2000, respectively, and net investment income in the amount of $427,394,000 and $780,835,000 for the years then ended. These statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion herein, insofar as it relates to those amounts included for these long-term investments is based solely upon the reports of other auditors.

We conducted our audits in accordance with generally accepted accounting principles in the Republic of China, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uni-President Enterprises Corp. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with the "Rules Governing the Preparation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

Referring to Note 1, the Company's ownership in Retail Support International Corp. was reduced to 20.00% as of December 31, 2001, accordingly Retail Support International Corp. was not consolidated. In addition, the consolidated entities of Cayman President Holding Ltd. have changed as of December 31, 2001, accordingly, Cayman President Holding Ltd. restated its financial statements for the year ended December 31, 2000. Due to the above mentioned reasons, the Company restated its year 2000 financial statements.

PricewaterhouseCoopers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices utilized in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of the independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

ASSETS	2001	2000
Current Assets		
Cash and cash equivalent	$ 2,569,398	$ 2,422,779
Short-term investments	6,064,305	1,522,502
Notes receivable	895,766	956,415
Accounts receivable from third parties	1,538,308	1,401,979
Accounts receivable from related parties	2,173,159	1,919,927
Other receivables from third parties	1,571,210	690,780
Other receivables from related parties	689,111	707,930
Inventories	4,133,580	5,081,891
Prepayments	748,284	715,514
Other current assets	545,012	245,005
	20,928,133	15,664,722
Long-term Investments	58,848,689	56,640,706
Allowance for excess of cost over market value of long-term investments	(156,270)	(158,399)
	58,692,419	56,482,307
Property, Plant and Equipment		
Cost:		
Land	4,158,884	4,387,502
Buildings	7,187,669	6,450,566
Machinery and equipment	13,487,273	11,879,506
Storage facilities	165,382	170,520
Electrical installations	757,033	695,563
Transportation equipment	565,327	540,835
Furniture and fixtures	2,496,856	2,465,810
Leased property	254,440	254,440
Leasehold improvement	149,611	211,616
Other equipment	3,889,426	3,490,180
Revaluation increment	2,457,076	2,461,993
Cost and revaluation	35,568,977	33,008,531
Less: Accumulated depreciation	(13,293,016)	(11,581,572)
Construction in progress and advance to suppliers	1,398,186	1,173,686
	23,674,147	22,600,645
Intangible Assets		
Trademarks	48,726	54,893
Deferred pension cost	414,738	—
Other intangible assets	748,207	691,627
	1,211,671	746,520
Other Assets		
Assets held for lease	1,013,137	1,042,993
Idle assets	474,226	454,467
Guaranteed deposits	117,518	118,422
Deferred expenses	393,495	405,113
Long-term receivables	40,846	44,176
Deferred income taxes	269,024	483,454
Other	461,157	445,127
	2,769,403	2,993,752
TOTAL ASSETS	$107,275,773	$ 98,487,946

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Current Liabilities		
Short-term loans	$ 10, 759, 468	$ 11, 348, 040
Commercial papers payable	3, 118, 350	3, 568, 293
Notes payable	20, 370	218, 569
Accounts payable to third parties	2, 688, 755	2, 331, 876
Accounts payable to related parties	237, 745	277 276
Income tax payable	80, 421	67, 762
Accrued expenses	2, 486, 978	2, 462, 069
Other payables to related parties	18, 285	1, 071, 248
Other payables to third parties	2, 908, 322	1, 253, 828
Cash in advance	80, 682	138, 578
Current portion of long-term liabilities	1, 783, 343	371, 617
Other current liabilities	32, 453	–
	24, 215, 172	23, 109, 156
Long-term Liabilities		
Long-term loans	32, 864, 386	27, 181, 223
Long-term payables	178, 201	190, 084
	33, 042, 587	27, 371, 307
Other Reserves		
Provision for land-value incremental tax	1, 291, 803	1, 291, 857
Other Liabilities		
Provision for retirement plan	575, 061	101, 518
Customers' deposits	144, 150	144, 940
Other	6, 650, 770	6, 976, 449
	7, 369, 981	7, 222, 907
TOTAL LIABILITIES	65, 919, 543	58, 995, 227
Stockholders' Equity		
Common stock	33, 476, 572	31, 581, 671
Capital reserve		
Assets revaluation	452, 131	504, 186
Gain on disposal of property, plant and equipment	10, 889	21, 997
Donated capital	228	228
Long-term investments	439, 806	342, 930
Retained earnings		
Legal reserve	4, 216, 966	3, 878, 424
Special earnings reserve	354, 622	494, 561
Unappropriated	3, 499, 252	4, 583, 595
Unrealized loss on market value decline of long-term equity investments	(163, 447)	(158, 399)
Cumulative translation adjustment	59, 364	(252, 294)
Unrealized pension cost	(8, 616)	–
Treasury stock	(981, 537)	(1, 504, 180)
	41, 356, 230	39, 492, 719
Contingent Liabilities and Commitments		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$107, 275, 773	$ 98, 487, 946

The accompanying consolidated notes are an integral part of the consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

	2001	2000
Operating Revenues		
Gross sales	$ 58,097,069	$ 52,606,812
Less: Sales returns	(380,326)	(482,882)
Sales allowance	(2,794,365)	(2,585,760)
Net sales	54,922,378	49,538,170
Other	2,443,205	2,038,208
	57,365,583	51,576,378
Operating Costs		
Cost of goods sold	(41,484,123)	(36,189,982)
Other	(1,868,151)	(1,575,062)
	(43,352,274)	(37,765,044)
Gross Profit	14,013,309	13,811,334
Operating Expenses		
Selling expenses	(10,089,021)	(9,588,917)
Administrative and general expenses	(3,360,372)	(2,968,174)
Research and development expenses	(285,499)	(259,486)
	(13,734,892)	(12,816,577)
Operating Income	278,417	994,757
Other Income		
Interest income	71,116	79,522
Income from investments	130,906	215,210
Gain on disposal of property, plant and equipment	15,120	14,760
Gain on sale of investments	4,655,741	4,594,182
Foreign exchange gain	70,037	—
Rental income	463,380	216,699
Others	1,566,152	1,457,740
	6,972,452	6,578,113
Other Expenses		
Interest expenses	(2,222,294)	(1,839,544)
Loss from investments	(1,068,303)	(1,817,206)
Loss on disposal of property, plant and equipment	(41,834)	(33,063)
Loss on inventory taking	(4,479)	(7,236)
Foreign exchange loss	—	(6,993)
Loss on reduction and obsolescence of inventory in market value	(134,164)	(54,373)
Expenditure for issue of commercial papers	(13,968)	(6,920)
Shutdown loss	(41,082)	(66,269)
Others	(855,865)	(653,311)
	(4,381,989)	(4,484,915)
Income Before Income Taxes And Minority Interests	2,868,880	3,087,955
Income Tax (Expenses) Benefit	(95,829)	74,287
Net Income Before Minority Interests	2,773,051	3,162,242
Minority Interests In Subsidiaries Loss	240,709	222,953
Net Income	$ 3,013,760	$ 3,385,195
Earnings Per Common Share (NT$)		
Net income before minority interests	$ 0.83	$ 0.94
Minority interests in subsidiaries loss	0.07	0.07
Net income	$ 0.90	$ 1.01

The accompanying consolidated notes are an integral part of the consolidated financial statements.

Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			Retained Earnings							
2000	Common Stock	Capital Reserve	Legal Reserve	Special Earnings Reserve	Unappropriated	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2000	$ 29, 242, 288	$ 963, 344	$ 3, 534, 016	$ –	$ 6, 719, 373	$ –	($ 494, 561)	$ –	($ 1, 594, 457)	$ 38, 370, 003
Distribution of net income of 1999 :										
Appropriation of legal reserve	–	–	344, 408	–	(344, 408)	–	–	–	–	–
Appropriation of special earnings reserve	–	–	–	494, 561	(494, 561)	–	–	–	–	–
Payment of directors' and supervisors' enumeration	–	–	–	–	(60, 214)	–	–	–	–	(60, 214)
Payment of employees' bonuses	–	–	–	–	(60, 214)	–	–	–	–	(60, 214)
Payment of cash dividends	–	–	–	–	(2, 339, 383)	–	–	–	–	(2, 339, 383)
Issuance of stock dividends	2, 222, 414	–	–	–	(2, 222, 414)	–	–	–	–	–
Capital reserve transferred to common stock	116, 969	(116, 969)	–	–	–	–	–	–	–	–
Net income for 2000	–	–	–	–	3, 385, 195	–	–	–	–	3, 385, 195
Gain on disposal of property, plant and equipment transferred to capital reserve	–	12, 441	–	–	(12, 441)	–	–	–	–	–
Gain on disposal of property, plant and equipment by subsidiaries transferred to capital reserve	–	15, 021	–	–	(15, 021)	–	–	–	–	–
Adjustment due to the change in ownership in subsidiaries issuance of new shares	–	22, 966	–	–	–	–	–	–	–	22, 966
Adjustment due to the disposal of subsidiaries' stock	–	(27, 683)	–	–	27, 683	–	–	–	–	–
Adjustment due to the change in donated assets of subsidiaries	–	221	–	–	–	–	–	–	–	221
Adjustment of unrealized loss on market value decline of long-term equity investments	–	–	–	–	–	(158, 399)	–	–	–	(158, 399)
Cumulative translation adjustment	–	–	–	–	–	–	242, 267	–	–	242, 267
Adjustment due to the subsidiaries' purchase of treasury stock	–	–	–	–	–	–	–	–	(9, 665)	(9, 665)
Treasury stock	–	–	–	–	–	–	–	–	99, 942	99, 942
Balance at December 31, 2000	$ 31, 581, 671	$ 869, 341	$ 3, 878, 424	$ 494, 561	$ 4, 583, 595	($ 158, 399)	($ 252, 294)	$ –	($ 1, 504, 180)	$ 39, 492, 719

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			Retained Earnings							
2001	Common Stock	Capital Reserve	Legal Reserve	Special Earnings Reserve	Unappropriated	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2001	$ 31,581,671	$ 869,341	$ 3,878,424	$ 494,561	$ 4,583,595	($ 158,399)	($ 252,294)	$ –	($ 1,504,180)	$ 39,492,719
Distribution of net income of 2000 :										
Appropriation of legal reserve	–	–	338,542	–	(338,542)	–	–	–	–	–
Appropriation of special earnings reserve	–	–	–	102,328	(102,328)	–	–	–	–	–
Directors' and supervisors' enumeration	–	–	–	–	(58,891)	–	–	–	–	(58,891)
Employees' bonuses	–	–	–	–	(117,782)	–	–	–	–	(117,782)
Payment of cash dividends	–	–	–	–	(1,894,900)	–	–	–	–	(1,894,900)
Issuance of stock dividends	1,831,738	–	–	–	(1,831,738)	–	–	–	–	–
Capital reserve transferred to common stock	63,163	(63,163)	–	–	–	–	–	–	–	–
Reversal of special earnings reserve	–	–	–	(242,267)	242,267	–	–	–	–	–
Net income for 2001	–	–	–	–	3,013,760	–	–	–	–	3,013,760
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	–	77,545	–	–	–	–	–	–	–	77,545
Gain on disposal of property, plant and equipment by subsidiaries transferred to capital reserve	–	1,315	–	–	(1,315)	–	–	–	–	–
Adjustment of capital reserve due to the disposal of subsidiaries' stock	–	(5,126)	–	–	5,126	–	–	–	–	–
Adjustment of capital reserve due to the Company's proportionate subscription of donated assets	–	133	–	–	–	–	–	–	–	133
Adjustment of unrealized loss market value decline of long-term equity investments	–	–	–	–	–	2,129	–	–	–	2,129
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	(7,177)	–	–	–	(7,177)
Adjustment of unrecognized pension cost due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	–	–	(8,616)	–	(8,616)
Cumulative translation adjustment	–	–	–	–	–	–	311,658	–	–	311,658
Purchase of treasury stock	–	–	–	–	–	–	–	–	(58,543)	(58,543)
Adjustment due to Company's proportionate subscription to the subsidiaries purchase of treasury stock	–	–	–	–	–	–	–	–	(27,516)	(27,516)
Adjustment due to Company's proportionate subscription to the subsidiaries retire of treasury stock	–	23,009	–	–	–	–	–	–	–	23,009
Treasury stock	–	–	–	–	–	–	–	–	608,702	608,702
Balance at December 31, 2001	$ 33,476,572	$ 903,054	$ 4,216,966	$ 354,622	$ 3,499,252	($ 163,447)	$ 59,364	($ 8,616)	($ 981,537)	$ 41,356,230

The accompanying consolidated notes are an integral part of the consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER, 31
(EXPRESSED IN THOUSAND OF NEW TAIWAN DOLLARS)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,013,760	$ 3,385,195
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for short-term investments decline in market value	345,068	718,905
Provision for doubtful accounts	86,162	80,748
Reversal of allowance for doubtful accounts	(28,254)	(19,027)
Reversion of allowance for doubtful accounts transferred in other income	—	(1,281)
Loss on reduction and obsolescence of inventory in market value	134,164	54,373
Reversal of inventory obsolescence valuation	(7,491)	(4,773)
Equity in loss of subsidiaries	555,246	1,001,386
Perpetual loss of long-term investments under cost method	167,989	—
Cash dividends from equity subsidiaries	915,316	959,918
Gain on sale of investments	(4,792,989)	(3,660,693)
Depreciation	2,247,611	1,990,850
Gain on disposal of property, plant and equipment, idle assets and other assets	(15,120)	(14,760)
Loss on disposal of property, plant and equipment, and idle assets	41,834	33,063
Write-off of property, plant and equipment	2,139	—
Amortization	116,672	112,517
Amortization of excess between cost and book value acquired	1,012	1,012
Minority interests in subsidiaries' loss	(240,709)	(222,953)
(Gain) or loss on foreign currency transactions	(5,419)	1,816
Changes in operating assets and liabilities		
Notes receivable	7,724	99,411
Accounts receivable from third parties	(136,892)	348,012
Accounts receivable from related parties	(253,232)	(780,411)
Other receivables from third parties	179,987	(501,716)
Other receivables from related parties	(40,597)	(325,314)
Inventories	821,638	57,881
Prepayments	(32,770)	(183,242)
Deferred income tax assets-current	(215,813)	(9,648)
Other current assets	(118,817)	86,500
Deferred pension cost	(414,738)	—
Long-term receivables	(10,711)	(23,710)
Deferred income tax assets-non-current	214,430	(148,010)
Notes payable	(198,199)	(511,078)
Accounts payable to third parties	356,879	373,447
Accounts payable to related parties	(39,531)	(4,153)
Income tax payable	12,659	58,185
Accrued expenses	24,909	700,645
Other payables to related parties	(143,473)	150,445
Other payables to third parties	450,032	245,217
Cash in advance	(57,896)	94,185
Other current liabilities	32,453	—
Provision for retirement plan	473,543	32,148
Net cash provided by operating activities	$ 3,448,576	$ 4,175,090

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER, 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) Decrease in short-term investments	($ 4,278,169)	$ 3,640,377
Decrease of other receivable from related parties	59,416	242,405
Decrease (Increase) of certificate of deposit-restricted	34,623	(88,741)
Proceeds from sales of long-term investments-subsidiaries	689,781	2,658,830
Proceeds from sales of long-term investments-non subsidiaries	5,525,329	2,428,447
Proceeds due to the subsidiaries' capital reduction	750	833,266
Proceeds due to the subsidiaries' liquidation distribution	1,960	41,855
Cash purchase of long-term investments-subsidiaries	(2,051,326)	(16,228,776)
Cash purchase of long-term investments-non subsidiaries	(2,406,968)	(4,000,382)
Proceeds from disposal of property, plant and equipment, assets held for lease, idle assets and other assets	423,504	174,334
Cash purchase of property, plant and equipment, assets held for lease and idle assets	(4,074,146)	(4,556,374)
Decrease in guaranteed deposits	904	147,301
Increase in trademarks, land occupancy right and deferred expenses	(155,467)	(283,575)
Decrease in employees' car loans	9,621	3,692
(Increase) Decrease in other assets-other	(11,068)	3,186
Net cash used for investing activities	(6,231,256)	(14,984,155)
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease) Increase in short-term loans	(588,572)	2,492,356
(Decrease) Increase in commercial papers payable	(449,943)	2,277,217
(Decrease) Increase of other payable from related parties	(909,490)	10,087
Increase in long-term loans	7,094,804	7,585,124
Decrease in customers' deposits	(790)	(40,954)
(Decrease) Increase in minority interests in subsidiaries	(52,934)	1,193,120
(Decrease) Increase in other liabilities	(39,079)	32,219
Payments of directors' and supervisors' enumeration	(58,891)	(60,214)
Payments of employees' bonuses	(117,782)	(60,214)
Payments of cash dividends	(1,894,900)	(2,339,383)
Payments of treasury stock	(58,543)	—
Decrease in treasury stock	—	71,125
Net cash provided by financing activities	2,923,880	11,160,483
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	5,419	(1,816)
NET INCREASE IN CASH AND CASH EQUIVALENT	146,619	349,602
CASH AND CASH EQUIVALENT, BEGINNING OF YEAR	2,422,779	2,073,177
CASH AND CASH EQUIVALENT, END OF YEAR	$ 2,569,398	$ 2,422,779
Supplemental disclosures of cash flow information		
1. Interest paid (not including capitalized interest)	$ 2,133,257	$ 1,864,539
2. Income taxes paid	$ 89,544	$ 29,189
3. Fair value of subsidiaries on the date of acquisition during the period:		
(1)Uni-President Glass Industrial Co., Ltd.		
Cash	$ 5,256	$ —
Total payment for acquiring Uni-President Glass Industrial Co., Ltd.(Based on 100% ownership)	$ 397,366	$ —
Less: Cash balance of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	(5,256)	—
Cash purchase of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	$ 392,110	$ —

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER, 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
(2)Kai Nan Investment Co., Ltd.		
Cash	$ –	$ 600,000
Total payment for acquiring Kai Nan Investment Co., Ltd. (Based on 100% ownership)	$ –	$ 600,000
Less: Cash balance of Kai Nan Investment Co., Ltd. (Based on 100% ownership)	–	(600,000)
Cash purchase of Kai Nan Investment Co., Ltd. (Based on 100% ownership)	$ –	$ –
(3)U-Chains Enterprises Corp.		
Cash	$ –	$ 42,850
Inventories	–	43,260
Property, plant and equipment	–	221,272
Accounts payable	–	(73,976)
Total	$ –	$ 233,406
Total payment for acquiring U-Chains Enterprises Corp. (Based on 100% ownership)	$ –	$ 214,830
Less: Cash balance of U-Chains Enterprises Corp. (Based on 100% ownership)	–	(42,850)
Cash purchase of U-Chains Enterprises Corp. (Based on 100% ownership)	$ –	$ 171,980
(4)Uni-President Dream Parks Corp.		
Cash	$ –	$ 31,000
Total payment for acquiring Uni-President Dream Parks Corp. (Based on 100% ownership)	$ –	$ 31,000
Less: Cash balance of Uni-President Dream Parks Corp. (Based on 100% ownership)	–	(31,000)
Cash purchase of Uni-President Dream Parks Corp. (Based on 100% ownership)	$ –	$ –
(5)President Digital Network Corp.		
Cash	$ –	$ 65,000
Total payment for acquiring President Digital Network Corp. (Based on 92% ownership)	$ –	$ 59,800
Less: Cash balance of President Digital Network Corp. (Based on 92% ownership)	–	(59,800)
Cash purchase of President Digital Network Corp. (Based on 92% ownership)	$ –	$ –

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER, 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
(6)Uni-President Oven Bakery Corp.		
Cash	$ –	$ 180,000
Total payment for acquiring Uni-President Oven Bakery Corp. (Based on 60% ownership)	$ –	$ 108,000
Less: Cash balance of Uni-President Oven Bakery Corp. (Based on 60% ownership)	–	–
Cash purchase of Uni-President Oven Bakery Corp. (Based on 60% ownership)	$ –	$ 108,000
4. Fair value of subsidiary on the date of disposal during the period:		
(1)Tone Chu Enterprises Corp.		
Cash	$ 22,047	$ –
Total proceeds from sales of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ 21,051	$ –
Less: Cash balance of Tone Chu Enterprises Corp. (Based on 51% ownership)	(11,244)	–
Proceeds from sales of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ 9,807	$ –
(2)Mech-President Corp.		
Cash	$ 38,277	$ –
Total proceeds from sales of Mech-President Corp. (Based on 47.3% ownership)	$ 85,283	$ –
Less: Cash balance of Mech-President Corp. (Based on 47.3% ownership)	(18,105)	–
Proceeds from sales of Mech-President Corp. (Based on 47.3% ownership)	$ 67,178	$ –
(3)Retail Support International Corp.		
Cash	$ 1,272	$ –
Total proceeds from sales of Retail Support International Corp. (Based on 31% ownership)	$ 237,180	$ –
Less: Cash balance of Retail Support International Corp. (Based on 31% ownership)	(394)	–
Proceeds from sales of Retail Support International Corp. (Based on 31% ownership)	$ 236,786	$ –

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER, 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
(4)Uni – President Oven Bakery Corp.		
Cash	$ 16, 617	$ –
Total proceeds from sales of Uni – President Oven Bakery Corp. (Based on 20% ownership)	$ 38, 584	$ –
Less: Cash balance of Uni – President Oven Bakery Corp. (Based on 20% ownership)	(3, 323)	–
Proceeds from sales of Uni – President Oven Bakery Corp. (Based on 20% ownership)	$ 35, 261	$ –
(5)San – President Enterprises Corp.		
Cash	$ –	$ 95, 853
Total proceeds from sales of San – President Enterprises Corp. (Based on 99.83% ownership)	$ –	$ 95, 853
Less: Cash balance of San – President Enterprises Corp. (Based on 99.83% ownership)	–	(95, 690)
Proceeds from sales of San – President Enterprises Corp. (Based on 99.83% ownership)	$ –	$ 163
(6)President Chain Store Corp.		
Cash	$ –	$ 490, 013
Total proceeds from sales of President Chain Store Corp. (Based on 4.64% ownership)	$ –	$ 2, 508, 898
Less: Cash balance of President Chain Store Corp. (Based on 4.64% ownership)	–	(22, 737)
Proceeds from sales of President Chain Store Corp. (Based on 4.64% ownership)	$ –	$ 2, 486, 161
Investing and financing activities of partial payment on cash		
1.Sales of long-term investments	$ 7, 275, 527	$ 5, 087, 277
Less：Other payables, ending of year	(1, 060, 417)	–
Proceeds from sales of long-term investments	$ 6, 215, 110	$ 5, 087, 277
2.Purchase of long-term investments	$ 5, 955, 703	$ 20, 069, 173
Plus：Notes payables, beginning of year	–	159, 985
Less：Other payables, ending of year	(1, 497, 409)	–
Cash purchase of long-term investments	$ 4, 458, 294	$ 20, 229, 158

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER, 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
3.Purchase of property, plant and equipment, assets held for lease, idle assets and other assets	$ 3,769,401	$ 4,607,408
Plus：Notes payable, beginning of year	—	31,629
Other payables, beginning of year	516,483	423,301
Long-term payables, beginning of year	222,242	232,761
Less：Other payables, ending of year	(223,536)	(516,483)
Long-term payables, ending of year	(210,444)	(222,242)
Cash purchase of property, plant and equipment, assets held for lease, idle assets and other assets	$ 4,074,146	$ 4,556,374
Not related to either cash flows from investing or financing activities		
1.Reversal of short-term investments transferred in allowance for treasury stock decline loss	$ 608,702	$ 28,817
2.Property,plant and equipment transferred to deferred expenses	$ —	$ 4,030

The accompanying consolidated notes are an integral part of the consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002

SPECIAL DISCLOSURES



AFFILIATED ENTERPRISES INFORMATION

Affiliated Enterprises Organization Chart

Uni-President Enterprises Corp.

- 100% — President Global Corp.
  - 100% — Ameripec Inc.
- 100% — Cayman President Holdings Ltd. — Fig.1
- 100% — President International Trade & Investment Corp.
  - 100% — Tianjing President International Food Co., Ltd.
  - 100% — Shanghai President International Food Co., Ltd.
  - 100% — Uni-President (U.S.A.), Inc.
- 100% — Kai Yu Investment Co., Ltd. — Fig.2
- 99.99% — Nanlien International Corp. — Fig.3
- 44.28% — President Chain Store Corp. — Fig.4
- 50% — President Asian Enterprises Inc. — Note 1
  - 100% — President Hotel Inc.
  - 100% — President Canada Construction Inc.
  - 100% — President Canada Real Estate Services Inc.
  - 100% — 555053 British Columbia Ltd.
- 43.34% — Ton Yi Industrial Corp. — Fig.5 — Note 19
- 50% — Uni-President Organics Corp. — Note 2
- 58.5% — President International Development Corp. — Fig.6 — Note 3
- 74.85% — President Natural Industrial Corp.
  - 20% — Uni-President Organics Corp. — Note 2
  - 2.08% — President Information Corp. — Note 4
- 100% — President Baseball Team Corp.
- 73.74% — President Pharmaceutical Corp.
  - 2.08% — President Information Corp. — Note 4
- 20% — Uni-President Cold Chain Corp. — Note 5
  - 16.66% — President Logistics International Co., Ltd. — Note 6
- 100% — Tone Sang Construction Corp.
- 20% — Mech-President Corp. — Note 7
  - 99.99% — Safety Elevator Corp.
  - 100% — Shanghai Mech-President Co., Ltd.
- 45% — President Coffee Corp. — Note 8
- 61.8% — President Entertainment Corp. — Note 9
- 50% — President Kikkoman Inc.
- 20% — Retail Support International Corp. — Note 10
  - 2.5% — President Information Corp. — Note 4
  - 58.33% — President Logistics International Co., Ltd. — Note 6
  - 51% — Retail Support Taiwan Corp.
    - 8.33% — President Logistics International Co., Ltd. — Note 6
- 20% — President Transnet Corp. — Note 11
- 50% — President Fair Development Corp. — Note 12
- 51% — President Nisshin Corp.
  - 100% — Hong Kong President Nisshin Holdings Ltd.
- 25.14% — President Packaging Corp. — Note 13
- 10% — President Information Corp. — Note 4
- 60% — Parabola Creative Inc.
- 51% — Ton Yi Pharmaceutical Corp.
- 100% — Tung Yuan Corp.
- 100% — Uni-President Dream Parks Corp.
- 50% — Aimservices Uni-President Co., Ltd.
- 100% — Uni-President Glass Industrial Co., Ltd.
- 100% — Kai Nan Investment Co., Ltd.
- 21% — President Tokyo Corp.
- 40% — Uni-President Oven Bakery Corp. — Note 14
- 100% — Pcyber.com. Co., Ltd.

Affiliated Enterprises Organization Chart (Continued)

Fig.1

Cayman President Holdings Ltd.

- 100% Uni-President (Thailand) Ltd.
- 100% Uni-President (Vietnam) Co., Ltd.
- 100% Uni-President (Philippines) Corp.
- 65% RFM President Enterprises Corp.
- 100% Uni-President International (HK) Co., Ltd.
- 100% President Enterprises (China) Investment Co., Ltd.
  - 78.25% Shanghai President Enterprises Livestock Food Co., Ltd.
  - 100% Xinjiang President Enterprises Food Co., Ltd.
  - 94.49% Tianjing President Enterprises Food Co., Ltd.
  - 100% Chengdu President Enterprises Food Co., Ltd.
  - 100% Meishan President Feed & Oil Co., Ltd.
  - 100% Wuhan President Enterprises Food Co., Ltd.
    - 100% Nanchang President Enterprises Co., Ltd.
    - 50% Guangzhou Wang Sheng Industrial Co., Ltd. — Note 16
  - 100% Zhongshan President Enterprises Co., Ltd.
  - 55% Beijing President Food Co., Ltd.
  - 100% Guangzhou President Enterprises Co., Ltd.
  - 100% Kunshan President Enterprises Food Co., Ltd.
    - 50% Guangzhou Wang Sheng Industrial Co., Ltd. — Note 16
  - 80% Qingdao President Feed & Livestock Co., Ltd.
  - 100% Shenyang President Enterprises Co., Ltd.
  - 100% Hefei President Enterprises Co., Ltd.
  - 100% Harbin President Enterprises Co., Ltd.
- 60% Changjiagang President Nisshin Food Co., Ltd.
- 100% Hong Kong President Holdings Co., Ltd.
- 27.12% President Energy Development (Cayman) Ltd. — Note 15
- 0.02% President Asian Enterprises Inc. — Note 1

Fig.2

Kai Yu Investment Co., Ltd.

- 60% Tung Ang Enterprises Corp. — Note 18
- 100% Tung Tain Enterprises Corp.
- 100% Jiu Cheng Enterprises Corp.
- 100% Uni-President Vender Corp.
- 100% Tung Li Food Corp.
- 100% Kai Yu (BVI) Investment Co., Ltd.
  - 100% Shanghai Songjiang President Enterprises Co., Ltd.
  - 100% Fuzhou President Enterprises Co., Ltd.
  - 100% Beijing President Enterprises Drinks & Food Co., Ltd.
  - 45% President Coffee (Cayman) Holdings Ltd. — Note 17
    - 100% Shanghai President Coffee Co., Ltd.
- 75% Century Quick Service Restaurant Corp.
- 1.59% Ton Yi Industrial Corp. — Note 19

Affiliated Enterprises Organization Chart (Continued)

Fig.3

Nanlien International Corp.

- 100% — Uni-President Auto Accessories Corp.
- 100% — Nella Limited
  - 80% — Guangzhou Nella Ltd.
  - 100% — Tunnel International Marketing Corp.
- 100% — Wei Lien Enterprises Corp.
- 97% — Lulua Spinning & Weaving Factory Co., L. I.
- 100% — Cayman Nanlien Holding Ltd.
- 100% — Lien Liang Enterprises Corp.
- 50.91% — Lien Yu Enterprises Corp.
- 52% — Lien Yi Enterprises Corp.
- 100% — Lien Bai Enterprises Corp.
- 50.29% — Xin Sheng Food Corp.
- 80% — Xian Jin Food Corp.
- 70% — Tung Chang Enterprises Corp.
- 51% — Tung Hsiang Enterprises Corp.
- 51% — Yuan Tai Enterprises Corp.
- 70% — Tung Huang Enterprises Corp.
- 65% — Tung Lin Enterprises Corp.
- 65% — Tung Shun Enterprises Corp.
- 100% — Chi Fu Enterprises Corp.
- 65% — Gean Fu Enterprises Corp.
- 61% — Jian Hua Enterprises Corp.
- 100% — Sheng Tung Corp.
- 100% — Tung Shen Corp.
- 51% — Tung Yi Enterprises Corp.
- 100% — Lien Song Enterprises Corp.
- 100% — Lien You Enterprises Corp.
- 100% — Lien Lu Enterprises Corp.
- 60% — Hua Zuo Corp.
- 85% — Jin Yu Enterprises Corp.
- 100% — Tung Che Enterprises Corp.
- 85% — Tung Xu Corp.
- 100% — Tung Ching Enterprises Corp.
- 63% — Xie Tung Enterprises Corp.
- 40% — Quan Jie Corp.
- 10% — Uni-President Organics Corp. — Note 2
- 0.67% — President International Development Corp. — Note 3
- 20% — Retail Support International Corp. — Note 10
- 20% — Uni-President Cold Chain Corp. — Note 5
- 40% — Lien Ming Enterprises Corp.
- 36% — Lien Liang Enterprises Corp.
- 35% — Liang Tung Enterprises Corp.
- 40% — Tung Li Enterprises Corp.
- 49% — Hui Sheng Enterprises Corp.
- 34% — Tung Zai Corp.
- 30% — Tung Po Enterprises Corp.
- 74.50% — Tung Yu Enterprises Corp.
- 100% — Tung Chang Enterprises Corp.
- 100% — Tung Jun International Corp.
- 100% — Tung Hsiang Corp.
- 51% — Tung Chu Enterprises Corp.
- 70% — Tung Ding Food Corp.
- 80.48% — Union Chinese Corp.
- 40% — Tung Lien Enterprises Corp.
- 50% — Sheng Tung Enterprises Corp.
- 100% — Tung Guan Egg Corp.
- 46% — Xin Ya Enterprises Corp.
- 30% — San Zhui Food Corp.
- 34% — Miao Tung Food Corp.
- 45% — Jian Fu Food Corp.
- 49% — Tung Huei Corp.
- 47% — Chao Tung Enterprises Corp.
- 36% — Cheng Miao Industrial Corp.

Affiliated Enterprises Organization Chart (Continued)

Fig.4

President Chain Store Corp.

- 100% — PCS (BVI) Holdings Ltd.
  - 50% — President Coffee Cayman Holding Ltd. — Note 17
    - 100% — Shanghai Presidnet Coffee Co., Ltd.
  - 100% — PCS (Labuan) Holdings Ltd.
    - 50.4% — Philippine Seven Corp.
      - 100% — Convenience Distribution Inc.
- 99.99% — President Drugstore Business Corp.
- 99.99% — President Direct Marketing Corp.
- 99.99% — Rui Hui Investment Corp.
- 99.99% — Capital Inventory Service Corp.
- 51% — Duskin Serve Taiwan Co., Ltd.
- 51% — President Yamako Corp.
- 50.03% — Books.com Co., Ltd.
- 99.99% — Wisdom Distribution Service Corp.
  - 16.67% — President Logistics International Co., Ltd. — Note 6
- 54.17% — President Information Corp. — Note 4
- 50% — President Coffee Corp. — Note 8
- 66.3% — Mech-President Corp. — Note 7
  - 100% — Shanghai Mech-President Co., Ltd.
  - 99.99% — Safety Elevator corp.
- 60% — Uni-President Oven Bakery Corp. — Note 14
- 80% — President Transnet Corp. — Note 11
- 60% — Uni-President Cold Chain Corp. — Note 5
  - 16.67% — President Logistics International Co., Ltd. — Note 6
- 70% — President Engineering Technology Corp.
- 60% — President Musashino Corp.
- 50% — Uni-President Takashimaya Co., Ltd.
- 99.99% — President Technology Corp.
  - 2.5% — President Information Corp. — Note 4
- 25% — Retail Support International Corp. — Note 10
  - 58.3% — President Logistics International Co., Ltd. — Note 6
  - 51% — Retail Support Taiwan Corp.
    - 8.33% — President Logistics International Co., Ltd. — Note 6
- 3.33% — President International Development Corp. — Note 3
- 26.02% — President Packaging Corp. — Note 13
- 20% — Uni-President Organics Corp. — Note 2
- 0.21% — Ton Yi Industrial Corp. — Note 19

Fig.5

Ton Yi Industrial Corp.

- 51% — Tovecan Corp.
- 100% — Cayman Ton Yi Industrial Holdings Ltd.
  - 87.93% — Cayman Jiangsu Ton Yi Industrial Holdings Ltd.
    - 82.86% — Jiangsu Ton Yi Tinplate Co., Ltd.
  - 88.58% — Cayman Fujian Ton Yi Industrial Holdings Ltd.
    - 83.58% — Fujian Ton Yi Tinplate Co., Ltd.
  - 100% — Chendu Ton Yi Industrial Packing Co., Ltd.
  - 100% — Wuxi Ton Yi Industrial Packing Co., Ltd.
  - 100% — Hong Kong Ton Yi Industrial Holdings Co., Ltd.
- 100% — New Dawn Enterprises Ltd.
- 40% — Tung Ang Enterprises Corp. — Note 18
- 3.33% — President International Development Corp. — Note 3

Affiliated Enterprises Organization Chart (Continued)

Fig.6

President International Development Corp.

- 100% — President (BVI) International Investment Holdings Ltd.
  - 42.11% — President Energy Development (Cayman) Ltd. — Note 15
- 49.96% — Tung Li Development Corp.
- 100% — President Life Sciences Co., Ltd.
  - 96.25% — President Biosystems Co., Ltd.
  - 100% — President Life Sciences Cayman Co., Ltd.
    - 70.88% — Protein Institute Inc.
- 50% — President Medical Technologies Corp.
- 38.2% — President Entertainment Corp. — Note 9
- 50% — President Fair Development Corp. — Note 12
- 1.39% — Ton Yi Industrial Corp. — Note 19

Note 1. Uni-President Enterprises Corp. Holding 50.00%, Cayman President Holdings Ltd. Holding 0.02%, Consolidated holding 50.02%.

Note 2.Uni-President Enterprises Corp. Holding 50.00%, President Chain Store Corp. Holding 20.00%, President Natural Industrial Corp.Holding 20.00%, Nanlien International Corp. Holding 10.00%, Consolidated holding 100.00%.

Note 3.Uni-President Enterprises Corp.Holding 58.50%, President Chain Store Corp.Holding 3.33%, Nanlien International Corp.Holding 0.67%, Ton Yi Industrial Corp.Holding 3.33%, Consolidated holding 65.83%.

Note 4.Uni-President Enterprises Corp.Holding 10.00%, President Natural Industrial Corp.Holding 2.08%, President Pharmaceutical Corp.Holding 2.08%, President Chain Store Corp.Holding 54.17%, Retail Support International Corp.Holding 2.50%, Consolidated holding 70.83%.

Note 5.Uni-President Enterprises Corp.Holding 20.00%, President Chain Store Corp.Holding 60.00%, Nanlien International Corp.Holding 20.00%, Consolidated holding 100.00%.

Note 6.Retail Support International Corp.Holding 58.33%, Wisdom Distribution Service Corp.Holding 16.67%, Uni-President Cold Chain Corp.Holding 16.67%, Retail Support Taiwan Corp.Holding 8.33%, Consolidated holding 100.00%.

Note 7.Uni-President Enterprises Corp.Holding 20.00%, President Chain Store Corp.Holding 66.30%, Consolidated holding 86.30%.

Note 8.Uni-President Enterprises Corp.Holding 45.00%, President Chain Store Corp.Holding 50.00%, Consolidated holding 95.00%.

Note 9.Uni-President Enterprises Corp.Holding 61.80%, President International Development Corp.Holding 38.20%, Consolidated holding 100.00%.

Note 10.Uni-President Enterprises Corp.Holding 20.00%, President Chain Store Corp.Holding 25.00%, Nanlien International Corp.Holding 20.00%, Consolidated holding 65.00%.

Note 11.Uni-President Enterprises Corp.Holding 20.00%, President Chain Store Corp.Holding 80.00%, Consolidated holding 100.00%.

Note 12.Uni-President Enterprises Corp.Holding 50.00%, President International Development Corp.Holding 50.00%, Consolidated holding 100.00%.

Note 13.Uni-President Enterprises Corp.Holding 25.14%, President Chain Store Corp.Holding 26.02%, Consolidated holding 51.16%.

Note 14.Uni-President Enterprises Corp.Holding 40.00%, President Chain Store Corp.Holding 60.00%, Consolidated holding 100.00%.

Note 15.President(BVI) International Investment Holdings Ltd.Holding 42.11%, Cayman President Holdings Ltd.Holding 27.12%, Consolidated holding 69.23%.

Note 16.Kunshan President Enterprises Food Co.,Ltd.Holding 50.00%, Wuhan President Enterprises Food Co.,Ltd.Holding 50.00%, Consolidated holding 100.00%.

Note 17.Kai Yu (BVI) Investment Co.,Ltd.Holding 45.00%, PCS (BVI) Holdings Ltd.Holding 50.00%, Consolidated holding 95.00%.

Note 18.Kai Yu Investment Co.,Ltd.Holding 60.00%, Ton Yi Industrial Corp.Holding 40.00%, Consolidated holding 100.00%.

Note 19.Uni-President Enterprises Corp.Holding 43.34%, Kai Yu Investment Co.,Ltd.Holding 1.59%, President Chain Store Corp.Holding 0.21%, President International Development Corp.Holding 1.39%, Consolidated holding 46.53%.

Basic Data of Affiliated Enterprises

IN NTD

Name of Corporation	Date of Establishment	Address	Paid-in Capital	Major Business/ Production Items
Uni-President Enterprises Corp.	1967.08.25	301, Chung Cheng Rd., Yungkang City, Tainan Hsien, Taiwan	33,476,572,000	Instant Noodle, Beverage, Feeds, Flours, Dairy Products
President Global Corp.	1988.10.01	6965 Aragon Circle, Buena Park, California 90620, U.S.A.	USD5,000,000	Importing Instant Noodle and Juicy can
Ameripec Inc.	1988.10.01	6965 Aragon Circle, Buena Park, California 90620, U.S.A.	USD2,601,000	Foods manufacturing
Cayman President Holdings Ltd.	1994.01.06	Second Floor, Zephyr House, Mary Street, P.O.Box 709, George Town, Grand Cayman, Cayman Island, British West Indies.	USD100,060,000	Investment
Uni-President (Thailand) Ltd.	1994.05.17	253 Oriflame Asoke Tower, 18th Floor, Soi Asoke, Sukhumvit 21 Road, North Klong Toey, Khet Wattana, Bangkok 10110	BHD750,000,000	Beverage, foods
Uni-President (Vietnam) Co., Ltd.	1999.02.06	No.16-18, DT 743 Road, ASong Than 2 Industrial Zone, Di An County, ABinh Duong Province, Vietnam	USD22,000,000	Foods, Flours, Feeds, Oil
Uni-President (Philippines) Corp.	1998.07.28	Unit 2004A Phil. Stock Exchange Center, Exchange Rd., Ortigas Center, Pasig City, Philippines	PS020,000,000	Instant Noodle
RFM President Enterprises Corp.	2001.04.24	Unit 2004A Phil. Stock Exchange Center, Exchange Rd., Ortigas Center, Pasig City, Philippines	PS0175,000,000	Instant Noodle
President Energy Development (Cayman) Ltd.	1996.08.06	P.O.Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies	USD37,600,000	Energy developing
President Enterprises (China) Investment Co., Ltd.	1998.03.10	12F, A Building, No.299, Xian Xia Rd., Shanghai, P.R.C.	USD248,160,000	Investment
Shanghai President Enterprises Livestock Food Co., Ltd.	1992.07.01	No.85, Bazi Bridge, Beidi Rd., Shanghai, P.R.C.	USD8,000,000	Feeds
Xinjiang President Enterprises Food Co., Ltd.	1992.01.13	No.18, Yinbin Rd., Urumoi, Xinjiang, P.R.C.	USD15,500,000	Tomato Products, Beverage, Foods
Tianjing President Enterprises Food Co., Ltd.	1992.06.17	No.1988, Sanhuai Rd., Tanggu Dist., Tianjing, P.R.C.	USD15,210,000	Flours
Chengdu President Enterprises Food Co., Ltd.	1993.04.14	Chengdu Industrical Park For Taiwan And Foreign Investment Tianfu Town Wenjiang County, Chengdu Sichuan, P.R.C.	USD20,000,000	Instant Noodle, Beverage, Meat Products
Meishan President Feed & Oil Co., Ltd.	1993.09.18	Xin Cun, Dongpo Town, Meishan District, Sichuan Province, P.R.C.	USD10,000,000	Feeds, Oil
Guangzhou President Enterprises Co., Ltd.	1994.12.05	Nangangshangzhu Industrical Dist., Yunpu Development So Huangpo, Guangzhou, Guangdong, P.R.C.	USD48,000,000	Instant Noodle, Beverage, Dairy Products
Zhongshan President Enterprises Co., Ltd.	1995.06.14	Industrical Area, Fusa County, Zhongshan, Guangdong, P.R.C.	USD12,000,000	Aquatic Feeds, Animal Feeds, Pet Feeds
Beijing President Food Co., Ltd.	1992.02.02	No.301, Baige Rd., Jingchang Highway, Changpin Dist., Beijing, P.R.C.	USD12,400,000	Instant Noodle
Wuhan President Enterprises Food Co., Ltd.	1993.07.09	Wujiashan Economic Development Zone, Dongxihu Dist., Wuhan, P.R.C.	USD24,200,000	Instant Noodle, Beverage, Dairy Products
Nanchang President Enterprises Co., Ltd.	2001.05.18	No.388, Qin Shan Hu St., Nanchang, P.R.C.	USD5,437,000	Instant Noodle, Beverage, Dairy Products
Kunshan President Enterprises Food Co., Ltd.	1993.05.14	No.301, Qin Yang Rd.(South), Kunshan, Jiangsu, P.R.C.	USD40,000,000	Instant Noodle, Beverage, Dairy Products
Guangzhou Wang Sheng Industrial Co., Ltd.	1999.05.06	No.1, Yong Shun Rd., Yong He Economic Zone Getdz Zengcheng, Guangzhou, P.R.C.	RMB5,000,000	Selling
Qingdao President Feed & Livestock Co., Ltd.	1998.04.01	Chang Ge Zhuang Town Pingdu City, Qingdao, P.R.C.	USD15,000,000	Feeds
Shenyang President Enterprises Co., Ltd.	1995.06.15	No.15, 6st, Economical & Technical Development Zone, Shengyang, P.R.C.	USD19,900,000	Instant Noodle, Beverage, Dairy Products
Hefei President Enterprises Co., Ltd.	1998.04.23	Jinxiu Avenue, Hefei Economical & Technological Development Zone, Anhui, P.R.C.	USD10,000,000	Instant Noodle, Beverage, Dairy Products
Harbin President Enterprises Co., Ltd.	1998.02.26	Qingdao Rd., Comprehensive Industrical Development Section, Harbin Economic & Technological Development Zone, P.R.C.	USD15,000,000	Instant Noodle, Beverage, Dairy Products
Changjiagang President Nisshin Food Co., Ltd.	1996.03.22	Baodao Rd., Changjiagang Freetrade Zone, Jiangsu, P.R.C.	USD17,000,000	Oil
Hong Kong President Holdings Co., Ltd.	1989.10.11	Unit 3608, 36F, The Center, 99 Queen's Rd., Central, Hong Kong	HKD80,000,000	Investment
Uni-President International (HK) Co., Ltd.	1997.09.12	Unit 3608, 36F, The Center, 99 Queen's Rd., Central, Hong Kong	HKD6,000,000	Trading
President International Trade & Investment Corp.	1990.12.27	Citco Building, Wickhams Cay P.O.Box 662, Road Town, Tortola British Virgin Island.	USD12,000	Investment
Tianjing President International Food Co., Ltd.	1992.10.08	Yixingbu, Nanxiawei Street, Beichen Dist., Tianjing, P.R.C.	USD12,450,000	Biscuits, Foods
Shanghai President International Food Co., Ltd.	1994.06.03	No.580, Lao Hu Min Rd., Xu Hui Dist., Shanghai, P.R.C.	USD13,000,000	Biscuits, Foods
Uni-President (U.S.A.), Inc.	1998.11.09	331 North Vineland Avenue, City of Industry, CA 91746 U.S.A.	USD15,000,000	Instant Noodle
Kai Yu Investment Co., Ltd.	1993.05.27	No.340, Tzu Chiang Rd., Yungkang City, Tainan Hsien, Taiwan	3,200,000,000	Investment
Tung Ang Enterprises Corp.	1999.07.02	No.340, Tzu Chiang Rd., Yungkang City, Tainan Hsien, Taiwan	30,000,000	Beverage
Tung Tain Enterprises Corp.	2000.06.16	11F, No.8, Tung Hsing Rd., Taipei, Taiwan	10,000,000	Frozen Foods Wholesale

Basic Data of Affiliated Enterprises (Contiuned)

IN NTD

Name of Corporation	Date of Establishment	Address	Paid-in Capital	Major Business/ Production Items
Jiu Cheng Enterprises Corp.	2000.06.01	No.180, Ho pin St., Hsinshih Shiang, Tainan Hsien, Taiwan	3,000,000	Frozen Foods Wholesale
Uni-President Vender Corp.	2000.10.27	No.59, Lane 74, Niao Son 1 St., Yungkang City, Tainan Hsien, Taiwan	25,000,000	Foods Wholesale
Tung Li Food Corp.	1998.04.13	11F, No.8, Tung Hsing Rd., Taipei, Taiwan	10,000,000	Foods Wholesale
Kai Yu (BVI) Investment Co., Ltd.	1999.05.06	Commonwealth Trust Limited, Sealight House, Tortola, British Virgin Islands	USD26,878,000	Investment
Shanghai Songjiang President Enterprises Co., Ltd.	1993.12.30	No.22, Minyi Rd., Xinqiao Town, Songjiang Dist., Shanghai, P.R.C.	USD8,000,000	Feeds
Fuzhou President Enterprises Co., Ltd.	2001.07.08	Fuzhou Economic & Technical Development Zone, Mawei, Fuzhou, Fujian, P.R.C.	USD1,500,000	Instant Noodle, Beverage, Dairy Products
Beijing President Enterprises Drinks & Food Co., Ltd.	*2001.02.02*	*C Building, Dazhongfille Village Industrial Zone, Hauirou Country, Beijing, P.R.C.*	*USD7,500,000*	*Beverage*
President Coffee (Cayman) Holdings Ltd.	1999.11.16	Huntlaw Building, P.O.Box 2804, George Town, Grand Cayman, Cayman Islands	USD6,000,000	Investment
Shanghai President Coffee Co., Ltd.	2000.03.02	2F, No.853, Hwaihai Zhong Rd., Lu Wan Dist., Shanghai, P.R.C.	USD4,000,000	Coffee Chain Stores
Century Quick Service Restaurant Corp.	1995.11.18	B2F, No.8, Tung Hsing Rd., Taipei, Taiwan	190,000,000	Fast Foods
Nanlien International Corp.	1979.04.04	12F, No.580, Sec.4, Jungshiau E. Rd., Taipei, Taiwan	1,000,000,000	Trading
Uni-President Auto Accessories Corp.	2000.06.08	4F-4, No.230, Sec.4, Jen I Rd., Taipei, Taiwan	25,000,000	Auto Accessories Wholesale
Nella Limited.	1998.12.30	6/F TERN CTR TOWER I 237 QUEEN'S RD C C HK	HKD10,000	Trading Agent, Investment
Guangzhou Nella Ltd.	1995.07.20	3F, No.34, Da Yuan No.100, Xian Lie Zhong Rd., Guangzhou, P.R.C.	RMB5,000,000	Selling
Tunnel International Marketing Corp.	2000.02.22	P.O.BOX 957, Offshore Incorporation Centre, Road Town, Tortpla, B.V.I.	USD20,000	Trading
Wei Lien Enterprises Corp.	*1992.05.07*	*12F, No.580, Sec.4, Jungshiau E Rd., Taipei, Taiwan*	*5,000,000*	*Selling*
Lulua Spinning & Weaving Factory Co.L.I.	1988.03.19	P.O.BOX 98 Sahab / Amman Industrial Estate , Jordon	JD 1,534,000	Dyeing and O.E.M. of PE
Cayman Nanlien Holding Ltd.	1996.09.06	P.O. BOX 31106 SMB, Grand Cayman, Cayman Islands	USD4,010,000	Investment
Lien Liang Enterprises Corp.	1995.12.18	1F, No.219, Gunghe Rd., Chiai City, Taiwan	13,000,000	Selling
Lien Yu Enterprises Corp.	1996.06.18	1F, No.6-18, Baidi Li, Zhu Bei City, Xin Zhu Hsien, Taiwan	27,500,000	Selling
Lien Yi Enterprises Corp.	1996.02.29	14-1F, No.502, Jiu Ru 1 Rd., Kaohsiung, Taiwan	25,000,000	Selling
Lien Bai Enterprises Corp.	1997.07.11	12F, No.580, Sec.4, Jungshiau E Rd., Taipei, Taiwan	48,000,000	Selling
Xin Sheng Food Corp.	1991.11.05	1F, No.5, Lane 145, Sec.4, Shinglung Rd., Taipei, Taiwan	7,500,000	Selling
Xian Jin Food Corp.	1992.03.06	No.172, Chung Cheng Rd., Hualien City, Hualien Hsien, Taiwan	5,000,000	Selling
Tung Chang Enterprises Corp.	2000.07.18	No.421, Ming Fu Rd., Xin Zhu City, Taiwan	7,000,000	Selling
Tung Hsiang Enterprises Corp.	2000.06.14	2F, No.2, Lane 86, Xin Ming Rd., Taipei, Taiwan	45,000,000	Selling
Yuan Tai Enterprises Corp.	1992.12.08	No.155, Jian Ping 15 Street, Tainan, Taiwan	5,500,000	Selling
Tung Huang Enterprises Corp.	*1991.08.30*	*No.232, Feng Nan Rd., Fengshan City, Kaohsiung Hsien, Taiwan*	*6,000,000*	*Selling*
Tung Lin Enterprises Corp.	1991.01.07	3F, No.125, Sec.2, Jungyang Rd., Tucheng City, Taipei Hsien, Taiwan	20,000,000	Selling
Tung Shun Enterprises Corp.	2000.05.23	No.125-1, Sec.2, Guangfu Rd., Sanchung City, Taipei Hsien, Taiwan	45,000,000	Selling
Chi Fu Enterprises Corp.	1991.05.31	4F, No.315, Syuan Rd., Hsinchuang City, Taipei Hsien, Taiwan	22,000,000	Selling
Gean Fu Enterprises Corp.	1992.07.09	No.7, Lane 145, Sec.4, Shinglung Rd., Taipei, Taiwan	20,000,000	Selling
Jian Hua Enterprises Corp.	1990.12.11	1F, No.71-1, Wuan St., Pingtung City, Pingtung Hsien, Taiwan	10,000,000	Selling
Sheng Tung Corp.	1993.03.17	1F, No.58, Sec.1, Liouchiau W.Rd., Gangshan Jen, Kaohsiung Hsien, Taiwan	9,000,000	Selling
Tung Shen Corp.	1996.02.08	3F, No.186, Junggung 2nd Rd., Taichung City, Taiwan	16,000,000	Selling
Tung Yi Enterprises Corp.	1993.10.21	No.143, Nan Rong Rd., Fengshan City, Kaohsiung Hsien, Taiwan	10,000,000	Selling
Lien Song Enterprises Corp.	1998.01.07	1F, No.2-10, Alley 3, Lane 172, Jianguo N.Rd., Changhua City, Changhua Hsien, Taiwan	15,500,000	Selling
Lien You Enterprises Corp.	1998.01.08	No.193, Jiu Ru 1 Rd., Kaohsiung, Taiwan	28,000,000	Selling
Lien Lu Enterprises Corp.	1997.12.26	12F, No.580, Sec.4, Jungshiau E. Rd., Taipei, Taiwan	50,000,000	Selling
Hua Zuo Corp.	1998.05.14	No.127, Guochiang 11th St., Taoyuan City, Taoyuan Hsien, Taiwan	10,000,000	Selling
Jin Yu Enterprises Corp.	1998.06.29	No.441, Bade S.Rd., Renwu Shiang, Kaohsiung Hsien, Taiwan	12,000,000	Selling
Tung Che Enterprises Corp.	2000.05.04	2F, No.2, Lane 86, Shinming Rd., Neihu Chiu, Taipei, Taiwan	20,000,000	Selling
Tung Xu Corp.	1999.05.04	No.127, Guochiang 11th St., Taoyuan City, Taoyuan Hsien, Taiwan	5,000,000	Selling
Tung Ching Enterprises Corp.	2000.05.12	3F, No.2, Lane 106, Wugung 2nd Rd., Wugu Shiang, Taipei Hsien, Taiwan	30,000,000	Selling

Basic Data of Affiliated Enterprises (Contiuned)

IN NTD

Name of Corporation	Date of Establishment	Address	Paid-in Capital	Major Business/ Production Items
Xie Tung Enterprises Corp.	1999.02.22	No.206, Chinghua St., Sanmin Dist., Kaohsiung, Taiwan	5,000,000	Selling
Quan Jie Corp.	1998.08.11	No.122, Jianji Rd., Chaujou Jen, Pingtung Hsien, Taiwan	10,000,000	Selling
Cheng Miao Industrial Corp.	1989.10.30	1F, No.9-8, Dungkang Rd., I Lan City, I Lan Hsien, Taiwan	10,000,000	Selling
Chao Tung Enterprises Corp.	1998.02.09	No.10-16, Shueiguan Rd., Niausung Shiang, Kaohsiung Hsien, Taiwan	20,000,000	Selling
Tung Huei Corp.	1995.09.18	2F, No.31, Alley 87, Lane 93, Datung St., Tantz Shiang, Taichung Hsien, Taiwan	4,000,000	Selling
Jian Fu Food Corp.	1992.08.13	6F, No.135, Guangfu N.Rd., Taipei, Taiwan	8,000,000	Selling
Miao Tung Food Corp.	1992.07.20	No.212-1, Haikou Li, Junan Jen, Miaoli Hsien, Taiwan	4,000,000	Selling
San Zhui Food Corp.	1992.03.23	1F, No.266, Sec.4, Jungyang N. Rd., Taipei, Taiwan	9,000,000	Selling
Xin Ya Enterprises Corp.	1999.03.11	12F, No.86, Sanguang Rd., Jungli City, Taoyuan Hsien, Taiwan	15,000,000	Selling
Tung Guan Egg Corp.	1997.12.31	1F, No.3, Lane 74, Yuyen Rd., Ta Do Shiang, Taichung hsien, Taiwan	20,000,000	Processed egg Products
Sheng Tung Enterprises Corp.	1997.07.04	1F, No.3, Lane 78, Hsinnan Rd., Peikang Chen, YunLin Hsien, Taiwan	4,500,000	Selling
Tung Lien Enterprises Corp.	1992.06.01	No.252, Haian Rd., Chian Shiang, Hualien Hsien, Taiwan	12,000,000	Selling
Union Chinese Corp.	1985.07.31	6F, No.135, Guangfu N.Rd., Taipei, Taiwan	100,000,000	Trading
Tung Ding Food Corp.	1993.09.27	No.46, Gaocheng 2th St., Chiai City, Taiwan	6,000,000	Selling
Tung Chu Enterprises Corp.	1992.05.07	2F, No.83, Dong An Rd., Tainan City, Taiwan	30,000,000	Selling
Tung Hsiang Corp.	2000.05.20	11F, No.8, Tung Hsing Rd., Taipei, Taiwan	80,000,000	Selling
Tung Jun International Corp.	1996.04.05	11F, No.8, Tung Hsing Rd., Taipei, Taiwan	12,000,000	Selling
Tung Chang Enterprises Corp.	2001.10.31	1F, No.86, Lane 126, Min Tsu Rd., Yungkang City, Tainan Hsien, Taiwan	10,000,000	Selling
Tung Yu Enterprises Corp.	2001.10.15	11F, No.8, Tung Hsing Rd., Taipei, Taiwan	80,000,000	Selling
Tung Po Enterprises Corp.	1998.01.26	3F-1, No.275, Sec.2, Dashing W.Rd., Taoyuan City, Taoyuan Hsien, Taiwan	15,000,000	Selling
Tung Zai Corp.	1992.12.09	1F, No.281, Yuying Rd., Dajia Jen, Taichung Hsien, Taiwan	4,000,000	Selling
Hui Sheng Enterprises Corp.	2000.06.14	1F, No.4, Lane 121, Sec.2, Peishin Rd., Shindian City, Taipei Hsien, Taiwan	12,000,000	Selling
Tung Li Enterprises Corp.	1996.09.23	No.71-9, Beitung Rd., Putz City, Chiai Hsien, Taiwan	3,000,000	Selling
Liang Tung Enterprises Corp.	1999.09.09	1F, No.216-1, Chung Cheng Rd., Putz City, Chiai Hsien, Taiwan	7,000,000	Selling
Lien Liang Enterprises Corp.	1995.04.19	No.107-3, Nanbu Tsuen, Guantian Shiang, Tainan Hsien, Taiwan	7,000,000	Selling
Lien Ming Enterprises Corp.	1995.04.20	No.166-1, Daren Rd., Yungkang City, Tainan Hsien, Taiwan	13,000,000	Selling
President Chain Store Corp.	1987.07.10	8F, No.8, Tung Hsing Rd., Taipei, Taiwan	6,936,495,000	Convenience Chain Store
PCS (BVI) Holdings Ltd.	1998.07.09	Tropic Isle Building, P.O.Box 438, Road Town, Trotola, British Virgin Islands	USD37,443,000	Investment
PCS (Labuan) Holdings Ltd.	2000.10.24	Level 7(E), Main Office Tower, Financial Labuan, Jalan Merdeka, 87000 Labuan, F.T. Labuan, Malaysia	USD19,910,000	Investment
Philippine Seven Corp.	1982.11.24	7/F The Columbia Tower, Ortigas Avenue Mandaluyong City 1501, Philippines	PSO237,938,000	Foods and Merchandise Retail
Convenience Distribution Inc.	1998.09.17	No.8 Mercury Averue Libis, Quezon City, Philippine	PSO38,080,000	Distribution and Warehousing
President Drugstore Business Corp.	1995.07.27	7F, No.8, Tung Hsing Rd., Taipei, Taiwan	198,000,000	Pharmaceutical and Skin Care Product Sales
President Direct Marketing Corp.	1995.09.18	10F, No.163, Sec.1, Keelung Rd., Taipei, Taiwan	70,000,000	Catalog, Direct Marketing
Rui Hui Investment Corp.	1996.12.20	8F, No.8, Tung Hsing Rd., Taipei, Taiwan	198,000,000	Investment
Capital Inventory Service Corp.	1998.04.13	1F, No.35, Lane 245, Sec.4, Bade Rd., Taipei, Taiwan	37,290,000	Product Management Consultation
Duskin Serve Taiwan Co., Ltd.	1994.10.28	8F, No.8, Tung Hsing Rd., Taipei, Taiwan	300,000,000	Cleaning Supply and Sales
President Yamako Corp.	2000.10.16	6F, No.1-31, Madow-ko, Mako Li, Madow Jen, Tainan Hsien, Taiwan	65,000,000	Manufacturing and Selling of Baking Foods
Books.com Co., Ltd.	1995.12.27	5F, No.219, Sec.1, Duenhua S.Rd., Taipei, Taiwan	199,900,000	Books Publishing and Retail
Wisdom Distribution Service Corp.	1999.01.11	8F, No.8, Tung Hsing Rd., Taipei, Taiwan	75,400,000	Magazine distribution
President Information Corp.	1997.08.27	8F, No.8, Tung Hsing Rd., Taipei, Taiwan	132,000,000	Business Information Mangment
President Coffee Corp.	1997.11.03	8F, No.8, Tung Hsing Rd., Taipei, Taiwan	198,000,000	Coffee Chain Stores
Mech-President Corp.	1991.12.09	No.67, Wang Kong Rd., Yungkang Industrial Zone, Yungkang City, Tainan Hsien, Taiwan	660,000,000	Gas Station, Elevators
Safety Elevator Corp.	1998.10.29	6F, No.16-21, Lane 10, Chung Hwa Rd., Yungkang City, Tainan Hsien, Taiwan	1,000,000	Installment of Elevators
Shanghai Mech-President Co., Ltd.	2001.11.09	No.3839, Hugingping Rd., Shanghai, P.R.C.	USD990,000	Elevators

Basic Data of Affiliated Enterprises (Contiuned)

IN NTD

Name of Corporation	Date of Establishment	Address	Paid-in Capital	Major Business/ Production Items
Uni-President Cold Chain Corp.	1999.01.22	No.340, Tzu Chiang Rd., Yungkang City, Tainan Hsien, Taiwan	237,996,000	Low Temperature Distribution
President Transnet Corp.	2000.01.24	13F, No.173, Chenggung Rd., Sanchung City, Taipei Hsien, Taiwan	495,000,000	Foods Retail and Transportation
Uni-President Oven Bakery Corp.	2000.11.20	12F, No.8, Tung Hsing Rd., Taipei, Taiwan	180,000,000	Baking Foods
President Engineering Technology Corp.	2001.08.02	8F, No.8, Tung Hsing Rd., Taipei, Taiwan	50,000,000	Machine Installation
President Musashino Corp.	1999.03.11	8F, No.8, Tung Hsing Rd., Taipei, Taiwan	498,000,000	Fresh Foods Seasoning
Uni-President Takashimaya Co., Ltd.	2001.10.08	9F, No.580, Sec.4, Jungshiau E. Rd., Taipei, Taiwan	250,000,000	Department Store
President Technology Corp.	2001.06.29	8F, No.8, Tung Hsing Rd., Taipei, Taiwan	50,000,000	Computer Instrument Installation
President Asian Enterprises Inc.	1989.10.20	Unit 8,3888 North Fraser Way Burnaby, B.C.Canada V5J 5H6	CAD16,578,000	Supermarket, Real Estate, Hotel Enterprises
President Hotel Inc.	1993.03.16	Unit 8,3888 North Fraser Way Burnaby, B.C.Canada V5J 5H6	CAD100	Hotel
President Canada Construction Inc.	*1993.07.21*	*Unit 8,3888 North Fraser Way Burnaby, B.C.Canada V5J 5H6*	*CAD100*	*Construction*
President Canada Real Estate Services Inc.	1993.12.23	Unit 8,3888 North Fraser Way Burnaby, B.C.Canada V5J 5H6	CAD100	Real Estate Services
555053 British Columbia Ltd	1997.11.27	Unit 8,3888 North Fraser Way Burnaby, B.C.Canada V5J 5H6	CAD1	Trust
Ton Yi Industrial Corp.	1969.04.14	No.837,Chung Cheng N.Rd., Yungkang City, Tainan Hsien, Taiwan	15,347,009,000	Tin Plate Manufacturing, Tin Can Making
Tovecan Corp.	1993.01.28	No.360, Lac Long Quan St., 5th Ward 11th Dist., Hochiminh City, Vietnam	112,000,000	Tin Can Making
Cayman Ton Yi Industrial Holdings Ltd.	1997.01.31	Ugland House P.O. Box 2804, George Town, Grand Cayman, Cayman Islands British West Indies	1,388,578,000	Investment
Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	*1998.10.29*	*Ugland House P.O. Box 2804, George Town, Grand Cayman, Cayman Islands British West Indies*	*1,750,000*	*Investment*
Jiangsu Ton Yi Tinplate Co., Ltd.	1994.07.27	Tai Shan Rd., National High-Tech Industries Zone, Wuxi, Jiangsu, P.R.C.	1,400,000,000	Tin Plate Manufacturing
Cayman Fujian Ton Yi Industrial Holdings Ltd.	1998.10.29	Ugland House P.O. Box 2804, George Town, Grand Cayman, Cayman Islands British West Indies	1,750,000	Investment
Fujian Ton Yi Tinplate Co., Ltd.	1995.03.31	Nanpei 2nd Rd., Jiaomei Industry General Development District, Longhai, Fujian, P.R.C.	1,505,000,000	Tin Plate Manufacturing
Chendu Ton Yi Industrial Packing Co., Ltd.	1994.02.06	East Section South 2nd Rd., Xindu Industrial Zone of Chengdu Satelite-down, P.R.C.	262,500,000	Tin Can Making
Wuxi Ton Yi Industrial Packing Co., Ltd.	1994.02.24	Tai Shan Rd., National High-Tech Industries Zone, Wuxi, Jiangsu, P.R.C.	235,200,000	Tin Can Making
Hong Kong Ton Yi Industrial Holdings Co., Ltd.	1993.08.19	8th Floor Price. s Building, Hong Kong	350,000	Investment
New Dawn Enterprises Ltd.	2001.08.16	Offshore Chambers, P.O.Box 217, Apia, Western Samoa	6,567,000	Investment
Uni-President Organics Corp.	1999.01.25	1F, No.8, Lane 14, Syh Wei Rd., Taipei, Taiwan	100,000,000	Organic Foods
President International Development Corp.	1997.10.08	10F-1, No.580, Sec.4, Jungshiau E. Rd., Taipei, Taiwan	15,000,000,000	ShoppingMall Development and Management
President(BVI) International Investment Holdings Ltd.	1998.07.07	Tropic Isle Building, P.O.Box 438, Road Town, Tortola, British Virgin Islands	USD118,449,000	Investment
Tung Li Development Corp.	1995.11.16	39F-1, No.80, Min Tsu 1st Rd., Kaohsiung, Taiwan	4,940,000	Land Development and Design
President Life Sciences Co., Ltd.	2000.03.14	10F-1, No.580, Sec.4, Jungshiau E. Rd., Taipei, Taiwan	1,500,000,000	Sophisticated Chemical Instruments Manufacturing
President Biosystems Co., Ltd.	2001.08.07	10F-1, No.580, Sec.4, Jungshiau E. Rd., Taipei, Taiwan	40,000,000	R & D in Biochemistry
President Life Sciences Cayman Co., Ltd.	2000.08.24	Huntlaw Building, P.O.Box 2804, George Town, Grand Cayman, Cayman Islands.	USD20,249,000	International Finance Holding Business
Protein Institute Inc.	2001.05.25	10101 Southwest Freeway, Suite 370 Houston, Tx 77074	USD5,000	Analysis of Protein Structure
President Medical Technologies Corp.	2000.01.13	B2F, No.8, Tung Hsing Rd., Taipei, Taiwan	50,000,000	Sophisticated Instruments Wholesale
President Natural Industrial Corp.	*1985.03.28*	*7F, No.580,Sec.4, Jungshiau E. Rd., Taipei, Taiwan*	*120,000,000*	*Healthy Foods*
President Baseball Team Corp.	1990.01.12	No.340, Tzu Chiang Rd., Yungkang City, Tainan Hsien, Taiwan	30,000,000	Professional Baseball
President Pharmaceutical Corp.	1993.09.03	10F-1, No.580, Sec.4, Jungshiau E. Rd., Taipei, Taiwan	198,000,000	Distribution of Pharmaceutical Products
Tone Sang Construction Corp.	*1992.01.30*	*No.340, Tzu Chiang Rd., Yungkang City, Tainan Hsien, Taiwan*	*198,000,000*	*Construction*
President Entertainment Corp.	1988.11.03	No.132-7, Cheng Lin, Cheng Lin Village, Yo Chin Shiang, Tainan Hsien, Taiwan	1,035,000,000	Entertainment
President Kikkoman Inc.	1990.05.07	No.7, Taying Village, Hsinshih Shiang, Tainan Hsien, Taiwan	120,000,000	Soybean Sauce Manufacturing
Retail Support International Corp.	1990.09.13	7F, No.580, Sec.4, Jungshiau E. Rd., Taipei, Taiwan	200,000,000	Selling and Distribution Merchandise
Retail Support Taiwan Corp.	1997.05.07	11F-1, No.815, Sec.5, Jungshiau E. Rd., Taipei, Taiwan	34,500,000	Selling and Distribution Merchandise

Basic Data of Affiliated Enterprises (Contiuned)

IN NTD

Name of Corporation	Date of Establishment	Address	Paid-in Capital	Major Business/ Production Items
President Logistics International Co., Ltd.	2000.06.15	No.22, Alley 2, Lane 1, Lungshiang St., Jungli City, Taoyuan Hsien, Taiwan	60,000,000	Freight Transportation
President Fair Development Corp.	1996.05.22	4F, No.90, Chung Shan Rd., Tainan, Taiwan	3,000,000,000	Land Development
President Nisshin Corp.	1991.01.10	No.301-3, Chung Cheng Rd., Yungkang City, Tainan Hsien, Taiwan	120,000,000	Manufacturing and Selling of Oil Products
Hong Kong President Nisshin Holdings Ltd.	1995.03.06	Unit 3608, 36F, The Center, 99 Queen's Rd., Central, Hong Kong	35,000,000	Investment
President Packaging Corp.	1994.07.20	No.1-31, Madow-ko, Mako Li, Madow Jen, Tainan Hsien, Taiwan	156,160,000	Packaging Material and Containers
Parabola Creative Inc.	1989.10.23	8F, No.222, Sec.5, NanKing E. Rd., Taipei, Taiwan	15,000,000	Advertising Creative
Ton Yi Pharmaceutical Corp.	1995.07.21	10F-1, No.580, Sec.4, Jungshiau E. Rd., Taipei, Taiwan	10,000,000	Distribution of Pharmaceutical Products
Tung Yuan Corp.	1995.06.13	No.340, Tzu Chiang Rd., Yungkang City, Tainan Hsien, Taiwan	198,000,000	Selling and Distribution Merchandise
Uni-President Dream Parks Corp.	2000.04.15	1F, No.321, Sec.2, Lin An Rd., Tainan, Taiwan	31,000,000	Retailing of Foods and Drinks
Almservices Uni-President Co., Ltd.	2001.11.28	12F, No.8, Tung Hsing Rd., Taipei, Taiwan	100,000,000	Collective Cooking
Uni-President Glass Industrial Co., Ltd.	1999.10.27	No.36, Hsin Kong Rd., Hsin Ying City, Tainan Hsien, Taiwan	360,000,000	Manufacturing and Selling of Glass Products
Kai Nan Investment Co., Ltd.	2000.04.19	1F, No.340, Tzu Chiang Rd., Yungkang City, Tainan Hsien, Taiwan	600,000,000	Investment
President Tokyo Corp.	1997.11.05	3F, No.285, Sec.3, Nanking E. Rd., Taipei, Taiwan	200,000,000	Automobile Leasing
Pcyber.com. Co., Ltd.	2000.03.13	2F, No.27, Sec.1, Anho Rd., Taipei, Taiwan	65,000,000	Software, Advertisement Service

USD:NTD=1:35.00 HKD:NTD=1:4.486 RMB:NTD=1:4.229 BHD:NTD=1:0.761
PSO:NTD=1:0.68 CAD:NTD=1:21.97 NTD:VND=1:435

Data of Commom Shareholders of Treated-As Controlled Companies and Affiliates: None.

Business of Uni-President and Its Affiliated Enterprises

The business of Uni-President and its affiliated enterprises covers: food manufacturing, domestic trading, retail sales, service providing, merchandise distribution, investment, pharmaceutical manufacturing, import and export trading, food canister manufacturing, gas station chain, leisure services,...and so on. Business range of subsidiaries is mainly in food manufacturing & sales. Uni-President is creating best value for shareholders and customers through vertical integration and strong logistic support in manufacturing, distribution and sales channels.

Directors, Supervisors and Presidents of Affiliated Enterprises

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
Uni-President Enterprises Corp.	Chairman	Wu, Shiu Chi(Representative of Taipo Investment Corp.)	30,932,053	0.92%
	Vice Chairman	Kao, Chin Yen(Representative of Kao Chuan Investment Corp.)	48,467,339	1.45%
	Managing Director	Cheng, Kao Huei	19,612,674	0.59%
	Director	Lin, Chang Sheng	28,838,768	0.86%
		Liu, Hsiu Jen	50,558,941	1.51%
		Ho, Po Ming	88,087,154	2.63%
		Wu, Ping Chih	30,875,492	0.92%
		Wu, Ying Jen	7,859,532	0.23%
		Wu, Chung Ho(Representative of San Shing Spinning Corp.)	19,949,922	0.60%
		Deng, Ruig Tse	3,181,610	0.10%
		Hou Su, Ching Chien	40,323	-
	Supervisor	Chen, Kao Keng	28,135,511	0.84%
		Kuo, Peng Chih(Representative of Chau Chih Investment Corp.)	8,563,104	0.26%
	President	Lin, Chang Sheng	28,838,768	0.86%
President Global Corp.	Chairman	Kao, Chin Yen(Representative of Uni-President Enterprises Corp.)	500,000	100.00%
	Director	Wu, Ping Chih、Wu, Su May(Representative of Uni-President Enterprises Corp.)	500,000	100.00%
	President	Wu, Ping Chih		
Ameripec Inc.	Director	Wu, Ping Chih、Wu, Su May(Representative of President Global Corp.)	3,000	100.00%
	President	Wu, Ping Chih		
Cayman President Holdings Ltd	Director	Kao, Chin Yen(Representative of Uni-President Enterprises Corp.)	100,060,000	100.00%
Uni- President (Thailand) Ltd.	Chairman	Lin, Lung Yi(Representative of Cayman President Holdings Ltd.)	75,000,000	100.00%
	Director	Lin, Chang Sheng、Hsu, Ping Yuan、Lo, Chih Hsien、Yang, Wen Lung、Hsieh, Chih Peng、Yang, De Jen (Representative of Cayman President Holdings Ltd.)	75,000,000	100.00%
	President	Yang, De Jen		
Uni-President (Vietnam) Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of Cayman President Holdings Ltd.)	NTD723,145,000	100.00%
	Vice Chairman	Hsu, Ping Yuan(Representative of Cayman President Holdings Ltd.)	NTD723,145,000	100.00%
	Director	Lin, Lung Yi、Yang, Chao、Hung, Po Chao、Lee, Hua Yang、Hsieh, Chih Peng、Cheng, Wen Chin(Representative of Cayman President Holdings Ltd.)	NTD723,145,000	100.00%
	President	Cheng, Wen Chin		
Uni-President (Philippines) Corp.	Chairman	Lin, Lung Yi(Representative of Cayman President Holdings Ltd.)	200,000	100.00%
	Director	Hsieh, Chih Peng、Chen, Hung Yao(Representative of Cayman President Holdings Ltd.)	200,000	100.00%
		Cua, Wilma Valdemoro		
		Nery, Mario R.		
	President	Chen, Hung Yao		
RFM President Enterprises Corp.	Chairman	Jose Ma. Concepcion III(Representative of RFM Equities, Inc.)	696,500	35.00%
	Vice Chairman	Lin, Lung Yi(Representative of Cayman President Holdings Ltd.)	1,293,500	65.00%
	Director	Hsu, Ping Yuan、Hsieh, Chih Peng、Chen, Jia Heng、Yang, Yen Sen、Chen, Hung Yao (Representative of Cayman President Holdings Ltd.)	1,293,500	65.00%
		Felicisimo M. Nacino Jr.、Wilfrido E. Arcilla (Representative of RFM Equities, Inc.)	696,500	35.00%
	President	Chen, Hung Yao		
President Energy Development (Cayman) Ltd.	Chairman	Deng, A Hua(Representative of Cayman President Holdings Ltd.)	10,200,000	27.12%
	Director	Kao, Chin Yen、Lin, Chang Sheng、Yen, Po Ming、Hsu, Ping Yuan、Hung, Po Chao、Wu, Di Chung(Representative of Cayman President Holdings Ltd.)	10,200,000	27.12%
		Cheng, Kao Huei(Representative of Tainan Spinning (Cayman)Holding Ltd.)	2,832,800	7.53%
		Chuang, Nan Tien(Representative of Prince Housing & Development Corp.	1,700,000	4.52%
	Supervisor	Lin, Lung Yi(Representative of Cayman President Holdings Ltd.)	10,200,000	27.12%
		Lo, Chih Hsien(Representative of Kao Chuan Investment Co., Ltd.)	2,000,000	5.32%
		Chuang, Ying Nan(Representative of Hsin Pao Textile Co., Ltd.)	306,000	0.81%
		Wu, Chung Ho(Representative of Young Yun Investment Co., Ltd.)	1,000,000	2.66%
	President	Wu, Di Chung		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
President Enterprises (China) Investment Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of Cayman President Holdings Ltd.)	NTD8,685,600,000	100.00%
	Director	Yen, Po Ming、Hsu, Ping Yuan、Lin, Lung Yi、Chu, Kuang Nan(Representative of Cayman President Holdings Ltd.)	NTD8,685,600,000	100.00%
	President	Chu, Kuang Nan		
Shanghai President Enterprises Livestock Food Co., Ltd.	Chairman	Wang, Shu Wei(Representative of Shanghai Foodstuff Co., Ltd.)	NTD32,200,000	11.50%
	Vice Chairman	Lin, Chang Sheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD219,100,000	78.25%
	Director	Yen, Po Ming、Lin, Lung Yi、Chu, Kuang Nan、Yang, Chao、Wang, Jia Chuan、Tsai, Yu Bai (Representative of President Enterprises (China) Investment Co., Ltd.)	NTD219,100,000	78.25%
		Wu, Xun E(Representative of Shanghai Foodstuff Co., Ltd.)	NTD32,200,000	11.50%
		Yoshiyama Koichi(Representative of Mitsubishi Corp.)	NTD14,700,000	5.25%
		Huang, Ming Chih(Representative of Queen Hall Promotion Ltd.)	NTD14,000,000	5.00%
	President	Tsai, Yu Bai		
Xinjiang President Enterprises Food Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD542,500,000	100.00%
	Director	Hsu, Ping Yuan、Lin, Lung Yi、Lin, Wu Chung(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD542,500,000	100.00%
	President	Yang, Shou Cheng		
Tianjing President Enterprises Food Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD503,018,000	94.49%
	Director	Yen, Po Ming、Lin, Lung Yi、Chu, Kuang Nan、Yang, Chao、Wu, Ke Cheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD503,018,000	94.49%
		Chang, Guang Fu(Representative of Tianjing Grain & Oil Group Ltd.)	NTD29,332,000	5.51%
	President	Wu, Ke Cheng		
Chengdu President Enterprises Food Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD700,000,000	100.00%
	Director	Yen, Po Ming、Lin, Lung Yi、Chu, Kuang Nan、Chang, Sheng Chi、Lin, Wu Chung (Representative of President Enterprises (China) Investment Co., Ltd.)	NTD700,000,000	100.00%
	President	Lee, Shih Cheng		
Meishan President Feed & Oil Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD350,000,000	100.00%
	Director	Yen, Po Ming、Lin, Lung Yi、Chu, Kuang Nan、Yang, Chao、Wang, Jia Chuan、Lin, Ming Yi、Chen, Kun Yuan(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD350,000,000	100.00%
	President	Lin, Ming Yi		
Guangzhou President Enterprises Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD1,680,000,000	100.00%
	Director	Yen, Po Ming、Lin, Lung Yi、Lin, Wu Chung(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD1,680,000,000	100.00%
	President	Wu, I Ting		
Zhongshan President Enterprises Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD420,000,000	100.00%
	Director	Yen, Po Ming、Lin, Lung Yi、Chu, Kuang Nan、Wang, Jia Chuan(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD420,000,000	100.00%
	President	Wang, Wen Tsia		
Beijing President Food Co., Ltd.	Chairman	Shi, Zuo Zhong(Representative of Beijing Gu Chuan Flour Group)	NTD136,710,000	31.50%
	Vice Chairman	Lin, Chang Sheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD238,700,000	55.00%
	Director	Liu, Yu Jing、Lee, Jian Cheng、Wang, Cun Hao(Representative of Beijing Gu Chuan Flour Group)	NTD136,710,000	31.50%
		Yen, Po Ming、Lin, Lung Yi、Chu, Kuang Nan、Chang, Sheng Chi、Huang, Chun Huan (Representative of President Enterprises (China) Investment Co., Ltd.)	NTD238,700,000	55.00%
		Fu, Bao Lin(Representative of Beijing Huangcheng Grain & Oil Food Company)	NTD58,590,000	13.50%
	President	Huang, Chun Huan		
Wuhan President Enterprises Food Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD847,000,000	100.00%
	Director	Yen, Po Ming、Lin, Lung Yi、Chu, Kuang Nan、Chang, Sheng Chi、Wu, Fu Chang (Representative of President Enterprises (China) Investment Co., Ltd.)	NTD847,000,000	100.00%
	President	Wu, Fu Chang		
Nanchang President Enterprises Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of Wuhan President Enterprises Food Co., Ltd.)	NTD190,295,000	100.00%
	Director	Yen, Po Ming、Lin, Lung Yi、Chu, Kuang Nan、Wu, Fu Chang、Tsai, Kun Fu (Representative of Wuhan President Enterprises Food Co., Ltd.)	NTD190,295,000	100.00%
	President	Tsai, Kun Fu		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
Kunshan President Enterprises Food Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD1,400,000,000	100.00%
	Director	Yen, Po Ming、Lin, Lung Yi、Lin, Wu Chung、Chang, Sheng Chi(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD1,400,000,000	100.00%
	President	Hsiao, Fong Shih		
Guangzhou Wang Sheng Industrial Co., Ltd.	Chairman	Chu, Kuang Nan(Representative of Kunshan President Enterprises Food Co., Ltd.)	NTD10,572,000	50.00%
	Director	Wu, I Ting、Lee, Wen Chieh(Representative of Wuhan President Enterprises Food Co., Ltd.)	NTD10,572,000	50.00%
	Supervisor	Yu, Chuang Wei(Representative of Kunshan President Enterprises Food Co., Ltd.)	NTD10,572,000	50.00%
		Lee, Tsung Hsiu、Wu, Rui Xing(Representative of Wuhan President Enterprises Food Co., Ltd.)	NTD10,572,000	50.00%
	President	Chu, Kuang Nan		
Qingdao President Feed & Livestock Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD420,000,000	80.00%
	Director	Hsu, Ping Yuan、Lin, Lung Yi、Chu, Kuang Nan、Yang, Chao、Chiang, Chiu Hung、Yao, Cheng Ching、Kuo, Ying Tsung (Representative of President Enterprises (China) Investment Co., Ltd.)	NTD420,000,000	80.00%
		Chen, Duen Nan、Tsia, Moon Tsung(Representative of Escellent Investment Co., Ltd.)	NTD105,000,000	20.00%
	President	Lee, Wen Shu		
Shenyang President Enterprises Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD696,500,000	100.00%
	Director	Yen, Po Ming、Lin, Lung Yi、Chu, Kuang Nan、Chang, Sheng Chi(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD696,500,000	100.00%
	President	Chou, Ching Mao		
Hefei President Enterprises Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD350,000,000	100.00%
	Director	Hsu, Ping Yuan、Lin, Lung Yi、Chu, Kuang Nan(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD350,000,000	100.00%
	President	Hsieh, Hsin Lin		
Harbin President Enterprises Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD525,000,000	100.00%
	Director	Yen, Po Ming、Lin, Lung Yi、Chu, Kuang Nan(Representative of President Enterprises (China) Investment Co., Ltd.)	NTD525,000,000	100.00%
	President	Chou, Ching Mao		
Changjiagang President Nisshin Food Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of Cayman President Holdings Ltd.)	NTD357,000,000	60.00%
	Director	Ogome Kazuo、Ichisugi Yoshihumi、Suzuki Shinichirou (Representative of Nisshin Oil Mills Corp.	NTD178,500,000	30.00%
		Lin, Lung Yi、Chu, Kuang Nan、Yang, Chao、Wu, Liang Feng、Chen, Chen Nan (Representative of Cayman President Holdings Ltd.)	NTD357,000,000	60.00%
		Kimura Masatoshi(Representative of Mitsubishi Corp.)	NTD59,500,000	10.00%
	President	Chen, Chen Nan		
Hong Kong President Holdings Co., Ltd.	Director	Kao, Chin Yen、Lin, Chang Sheng(Representative of Cayman President Holdings Ltd.)	79,999,999	100.00%
Uni-President International (HK) Co., Ltd.	Director	Lin, Lung Yi、Hsu, Ping Yuan、Lo, Chih Hsien(Representative of Cayman President Holdings Ltd.)	6,000,000	100.00%
	President	Chen, Chun Rong		
President International Trade & Investment Corp.	Director	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	12,200	100.00%
Tianjing President International Food Co., Ltd.	Chairman	Lin, Chang Sheng (Representative of President International Trade & Investment Corp.)	NTD435,750,000	100.00%
	Director	Yen, Po Ming、Lin, Lung Yi、Lo, Chih Hsien、Wu, Ke Cheng (Representative of President International Trade & Investment Corp.)	NTD435,750,000	100.00%
	President	Wu, Ke Cheng		
Shanghai President International Food Co., Ltd.	Chairman	Lin, Chang Sheng (Representative of President International Trade & Investment Corp.)	NTD455,000,000	100.00%
	Director	Yen, Po Ming、Chu, Kuang Nan、Chang, Sheng Chi、Wei, Wang Shou (Representative of President International Trade & Investment Corp.)	NTD455,000,000	100.00%
	President	Chu, Kuang Nan		
Uni-President (U.S.A.), Inc.	Chairman	Lin, Chang Sheng (Representative of President International Trade & Investment Corp.)	150,000	100.00%
	Director	Wu, Ping Chih、Liu, Mao Shen (Representative of President International Trade & Investment Corp.)	150,000	100.00%
	President	Liu, Mao Shen		
Kai Yu Investment Co., Ltd.	Chairman	Kao, Chin Yen(Representative of Uni-President Enterprises Corp.)	319,999,994	100.00%
	Director	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	319,999,994	100.00%

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
	Supervisor	Lin, Lung Yi (Representative of Uni-President Enterprises Corp.)	319,999,994	100.00%
	President	Lin, Chang Sheng		
Tung Ang Enterprises Corp.	Chairman	Yang, Wen Lung(Representative of Kai Yu Investment Co., Ltd.)	1,799,997	60.00%
	Director	Yen, Po Rong、Yu, Ying Chang (Representative of Kai Yu Investment Co., Ltd.)	1,799,997	60.00%
		Lai, P Jen、Kuo, Wu Jen (Representative of Ton Yi Industrial Corp.)	1,199,998	40.00%
	Supervisor	Yang, Po Hsun (Representative of Kai Yu Investment Co., Ltd.)	1,799,997	60.00%
		Chen, Feng Fu (Representative of Ton Yi Industrial Corp.)	1,199,998	40.00%
Uni-President Vender Corp.	Chairman	Yang, Wen Lung (Representative of Kai Yu Investment Co., Ltd.)	2,499,993	100.00%
	Director	Lo, Chih Hsien、Yen, Po Rong、Hsieh, Chih Peng、Huang, Chung Huang、Tsai, Yuan Chung (Representative of Kai Yu Investment Co., Ltd.)	2,499,993	100.00%
	Supervisor	Yin, Chien Li(Representative of Kai Yu Investment Co., Ltd.)	2,499,993	100.00%
	President	Tsai, Yuan Chung		
Tung Tain Enterprises Corp.	Chairman	Lin, Cheng Ta(Representative of Kai Yu Investment Co., Ltd.)	999,994	100.00%
	Director	Chen, Jia Heng、Wang, Rui Sheng、Wei, Jian Sheng、Chen, Yi Cheng(Representative of Kai Yu Investment Co., Ltd.)	999,994	100.00%
	Supervisor	Lin, Tun Kun(Representative of Kai Yu Investment Co., Ltd.)	999,994	100.00%
Jiu Cheng Enterprises Corp.	Chairman	Dai, Ri Sheng(Representative of Kai Yu Investment Co., Ltd.)	299,994	100.00%
	Director	Chen, Jia Heng、Wang, Rui Sheng、Chai, Charge Jei(Representative of Kai Yu Investment Co., Ltd.)	299,994	100.00%
	Supervisor	Lin, Tun Kun(Representative of Kai Yu Investment Co., Ltd.)	299,994	100.00%
Tung Li Food Corp.	Chairman	Lin, Cheng Ta(Representative of Kai Yu Investment Co., Ltd.)	999,993	100.00%
	Director	Wei, Jian Sheng、Yang, Wen Lung、Wu, De Xiang(Representative of Kai Yu Investment Co., Ltd.)	999,993	100.00%
	Supervisor	Lin, Tun Kun(Representative of Kai Yu Investment Co., Ltd.)	999,993	100.00%
Kai Yu (BVI) Investment Co., Ltd	Director	Kao, Chin Yen(Representative of Kai Yu Investment Co., Ltd.)	26,878,300	100.00%
Shanghai Songjiang President Enterprises Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of Kai Yu (BVI) Investment Co., Ltd.)	NTD280,000,000	100.00%
	Director	Yen, Po Ming、Lin, Lung Yi、Chu, Kuang Nan、Yang, Chao、Wang, Jia Chuan、Tsai, Yu Bai (Representative of Kai Yu (BVI) Investment Co., Ltd.)	NTD280,000,000	100.00%
	President	Tsai, Yu Bai		
Fuzhou President Enterprises Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of Kai Yu (BVI) Investment Co., Ltd.)	NTD350,000,000	100.00%
	Director	Yen, Po Ming、Lin, Lung Yi、Chu, Kuang Nan、Chang, Sheng Chi (Representative of Kai Yu (BVI) Investment Co., Ltd.)	NTD350,000,000	100.00%
	President	Wu, I Ting		
Beijing President Enterprises Drinks & Food Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of Kai Yu (BVI) Investment Co., Ltd.)	NTD262,500,000	100.00%
	Director	Yen, Po Ming、Lin, Lung Yi、Chu, Kuang Nan、Lin, Wu Chung、Lee, Chun Chung (Representative of Kai Yu (BVI) Investment Co., Ltd.)	NTD262,500,000	100.00%
	President	Lee, Chun Chung		
President Coffee (Cayman) Holdings Ltd.	Chairman	Lin, Chang Sheng(Representative of Kai Yu(BVI)Investment Co., Ltd.)	2,700,000	45.00%
	Director	Yen, Po Ming、Tu, Te Cheng(Representative of Kai Yu(BVI)Investment Co., Ltd.)	2,700,000	45.00%
		Hsu, Chung Jen、Chang Jen, Yun Huei、K.Y.John Hsu(Representative of PCS (BVI) Holdings Ltd.)	3,000,000	50.00%
		Wang, Jin Long(Representative of Starbucks Coffee International Corp.)	300,000	5.00%
Shanghai President Coffee Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of President Coffee (Cayman) Holdings Ltd.)	NTD140,000,000	100.00%
	Director	Yen, Po Ming、Hsu, Ping Yuan、Tu, Te Cheng、Hsu, Chung Jen、Chang Jen, Yun Huei、K.Y.John Hsu、Man Yiu Kwong(Representative of President Coffee (Cayman) Holdings Ltd.)	NTD140,000,000	100.00%
		Zhong, Jia Su	-	-
	President	Chang Jen, Yun Huei		
Century Quick Service Restaurant Corp.	Chairman	Deng, A Hua	19,000	0.10%
	Director	Lin, Chang Sheng、Lin, Lung Yi、Hsu, Ping Yuan、Huang, Xian Yan、Yang, Fu Shan、Chen, Rui Tang、Hsieh, Chien Nan(Representative of Kai Yu Investment Co., Ltd.)	14,250,000	75.00%
		Tseng, Wen Lung	9,500	0.05%
		Liu, Shu Hsin	950,000	5.00%

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
	Supervisor	Yin, Chien Li(Representative of Kai Yu Investment Co., Ltd.)	14,250,000	75.00%
	President	Tsai, Chung Hsin		
Nanlien International Corp.	Chairman	Lee, Tong Liang(Representative of Uni-President Enterprises Corp.)	99,999,380	99.99%
	Vice Chairman	Yen, Po Ming(Representative of Uni-President Enterprises Corp.)	99,999,380	99.99%
	Director	Lin, Chang Sheng、Lin, Lung Yi、Hsu, Chung Jen、Zhong, Qing Zong、Yen, Po Rong、Huang, Xian Yan、Liu, Ming Jao、Tu, Ju Ken(Representative of Uni-President Enterprises Corp.)	99,999,380	99.99%
	Supervisor	Su, Chung Ming(Representative of Uni-President Enterprises Corp.)	99,999,380	99.99%
	President	Tu, Ju Ken		
Uni-President Auto Accessories Corp.	Chairman	Lee, Tong Liang(Representative of Nanlien International Corp.)	2,499,994	100.00%
	Director	Lin, Chang Shen、Yen, Po Ming、Tu, Ju Ken、Liu, Ming Jao、Tsai, Jing Ming(Representative of Nanlien International Corp.)	2,499,994	100.00%
	Supervisor	Liao, Wen Bin (Representative of Nanlien International Corp.)	2,499,994	100.00%
	President	Tsai, Jing Ming		
Nella Limited	Chairman	Lee, Tong Liang(Representative of Nanlien International Corp.)	998	100.00%
	Director	Tu, Ju Ken(Representative of Nanlien International Corp.)	998	100.00%
	President	Lee, Jing Sheng		
Guangzhou Nella Ltd.	Chairman	Yen, Po Ming(Representative of Nella Limited)	NTD15,168,000	80.00%
	Director	Yai, Shui Xing、Lin, Li Zhong(Representative of Nella Limited)	NTD15,168,000	80.00%
	President	Lin, Li Zhong		
Tunnel International Marketing Corp.	Director	Lee, Tong Liang、Tu, Ju Ken(Representative of Nella Limited)	20,000	100.00%
Wei Lien Enterprises Corp.	Chairman	Yen, Po Ming(Representative of Nanlien International Corp.)	499,940	100.00%
	Director	Wu, Su Chuan、Tu, Ju Ken(Representative of Nanlien International Corp.)	499,940	100.00%
	Supervisor	Tsai, Jing Ming(Representative of Nanlien International Corp.)	499,940	100.00%
	President	Tu, Ju Ken		
Lulua Spinning & Weaving Factory Co. L. I.	Director	Lee, Tong Liang	NTD68,810,000	97.00%
	President	Lee, Jing Sheng		
Cayman Nanlien Holding Ltd.	Director	Lee, Tong Liang、Tu, Ju Ken(Representative of Nanlien International Corp.)	4,010,000	100.00%
Lien Liang Enterprises Corp.	Chairman	Tu, Ju Ken(Representative of Nanlien International Corp.)	1,299,994	100.00%
	Director	Huang, Ke Hsiu、Wu, Su Chuan(Representative of Nanlien International Corp.)	1,299,994	100.00%
	Supervisor	Xiao, Jian(Representative of Nanlien International Corp.)	1,299,994	100.00%
	President	Yang, Tian Jing		
Lien Yu Enterprises Corp.	Chairman	Yen, Po Rong(Representative of Nanlien International Corp.)	1,400,000	50.91%
	Director	Wang, Shuo Jie、Chen, Rui Huang(Representative of Nanlien International Corp.)	1,400,000	50.91%
		Pong, Hong Yuan	200,000	7.27%
		Hsieh, Tai Dong	125,000	4.55%
		Guan, Te Ji	225,000	8.18%
		Deng, Su Yue	250,000	9.09%
	Supervisor	Wang, Kuo Ru	93,750	3.41%
	President	Lin, Guo Qiang		
Lien Yi Enterprises Corp.	Chairman	Lee, Su Rong	335,000	13.40%
	Director	Tu, Ju Ken、Chang, Rong Tai(Representative of Nanlien International Corp.)	1,300,000	52.00%
		Lee, Qi Qing	195,000	7.80%
	Supervisor	Qiu, Hong Liang(Representative of Nanlien International Corp.)	1,300,000	52.00%
	President	Chung, Ying Jun		
Lien Bai Enterprises Corp.	Chairman	Tu, Ju Ken(Representative of Nanlien International Corp.)	4,799,994	100.00%
	Director	Huang, Ke Hsiu、Wu, Su Chuan(Representative of Nanlien International Corp.)	4,799,994	100.00%
	Supervisor	Xiao, Jian(Representative of Nanlien International Corp.)	4,799,994	100.00%
	President	Lin, Gui Xing		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	Shareholding %
Xin Sheng Food Corp.	Chairman	Lee, Hong Bin(Representative of Nanlien International Corp.)	377,175	50.29%
	Director	Zhao, Hai Feng、Tsai, Ching Te、Tsai, Jing Ming(Representative of Nanlien International Corp.)	377,175	50.29%
		Lin, Pi Hui	14,250	1.90%
		Hong, Rui Lin	60,375	8.05%
	Supervisor	Qiu, Quion Hua	27,825	3.71%
	President	Kao, Mao Lin		
Xian Jin Food Corp.	Chairman	Xiao, Jun Wei(Representative of Nanlien International Corp.)	400,000	80.00%
	Director	Wu, Rong Man、Chen, Ming Mao、Tsai, Jing Ming(Representative of Nanlien International Corp.)	400,000	80.00%
	Supervisor	Hsu, Kuo Shung	2,000	0.40%
	President	Tsai, Kun Lun		
Tung Chang Enterprises Corp.	Chairman	Guo, Li Li	209,995	30.00%
	Director	Chang, Qi Guang、Wei, Jin Chang、Wang, Guo Long(Representative of Nanlien International Corp.)	490,000	70.00%
		Yang, Shui Lin	1	-
		Guo, Ming De	1	-
	Supervisor	Tian, Jia Xing(Representative of Nanlien International Corp.)	490,000	70.00%
	President	Lin, Cheng		
Chi Fu Enterprises Corp.	Chairman	Lin, Cheng Ta(Representative of Nanlien International Corp.)	2,199,994	100.00%
	Director	Tu, Ju Ken、Wu, Su Chuan、Shen, Wei De(Representative of Nanlien International Corp.)	2,199,994	100.00%
	Supervisor	Xiao, Jian	2,199,994	100.00%
	President	Wu, Ji Chuan		
Tung Hsiang Enterprises Corp.	Chairman	Lo, Chih Hsien(Representative of Nanlien International Corp.)	2,295,000	51.00%
	Director	Wei, Jian Sheng、Xie, Mu Shan、Liao, Wen Bin(Representative of Nanlien International Corp.)	2,295,000	51.00%
		Lee, Tong Liang、Chen, Ling(Representative of Huei Tung Investment Corp.)	1,000,000	22.22%
		Hsu, Rui Cheng(Representative of Huei Tung Enterprises Corp.)	440,000	9.78%
	Supervisor	Hsu, Jun Xiang	90,000	2.00%
	President	Chen, Qian Nian		
Yuan Tai Enterprises Corp.	Chairman	Dai, Ri Sheng(Representative of Nanlien International Corp.)	280,500	51.00%
	Director	Lee, Rui Chun、Shau, Hsu Dong(Representative of Nanlien International Corp.)	280,500	51.00%
		Kao, Cheng Yi	63,250	11.50%
		Kao, Shu Min	87,250	15.86%
		Yu, Su Zhen	55,000	10.00%
	Supervisor	Chen, Huan Chang(Representative of Nanlien International Corp.)	280,500	51.00%
	President	Lu, Hsu Zhen		
Tung Huang Enterprises Corp.	Chairman	Lee, Hong Bin(Representative of Nanlien International Corp.)	420,000	70.00%
		Feng, Jin Ming、Liu, Sheng Fu、Shen, Ming Gan、Huang, Yu Ming (Representative of Nanlien International Corp.)	420,000	70.00%
		Hu, Xiu Ping	40,000	6.67%
	Supervisor	Huang, Shu May	100,000	16.67%
	President	Liang, Li Shian		
Tung Lin Enterprises Corp.	Chairman	Yen, Po Rong(Representative of Nanlien International Corp.)	1,300,000	65.00%
	Director	Chang, Qi Guang、Chen, Ming Kuo、Chen, Yi Cheng、Yang, Wen Lung(Representative of Nanlien International Corp.)	1,300,000	65.00%
		Lin, Jen Yi	140,000	7.00%
		Chang, Qiu Xiang	140,000	7.00%
	Supervisor	Lin, Ling Jiuan	140,000	7.00%
	President	Chang, Ying Chi		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
Tung Shun Enterprises Corp.	Chairman	Lo, Chih Hsien(Representative of Nanlien International Corp.)	2,925,000	65.00%
	Director	Shen, Ming Gan、Tsai, Shi Kai、Liao, Wen Bin(Representative of Nanlien International Corp.)	2,925,000	65.00%
		Huang, Zheng Cun	405,000	9.00%
		Chang, Zheng Zhi	20,000	0.44%
	Supervisor	Bai, Zhi Lie	180,000	4.00%
	President	Chen, Zhi Ming		
Gean Fu Enterprises Corp.	Chairman	Yen, Po Rong(Representative of Nanlien International Corp.)	1,299,998	65.00%
	Director	Wu, De Xiang、Chen, Ming Kuo、Xiao, Jian、Yang, Wen Lung(Representative of Nanlien International Corp.)	1,299,998	65.00%
		Hsu, Shui Yuan	200,000	10.00%
		Zhou Huang, Jin Yue	100,000	5.00%
	Supervisor	Hsu, Jun Xiang	100,000	5.00%
	President	Huang, Ching Shuei		
Jian Hua Enterprises Corp.	Chairman	Liu, Sheng Fu(Representative of Nanlien International Corp.)	610,000	61.00%
	Director	Huang, Ke Hsiu、Zheng, Pei Lin、Yang, Wen Lung、Yang, Chung Zhi(Representative of Nanlien International Corp.)	610,000	61.00%
		Pan, Shi Feng	110,000	11.00%
		Ma, Chueng Tai	110,000	11.00%
		Xu, Cui Xiu	80,000	8.00%
	Supervisor	Hsieh, Kun Li	19,999	2.00%
	President	Wu, Hong Chang		
Sheng Tung Corp.	Chairman	Liu, Sheng Fu(Representative of Nanlien International Corp.)	900,000	100.00%
	Director	Chen, Mao Lin、Su, Chih Hong、Mao, Feng Yi、Liao, Wen Bin(Representative of Nanlien International Corp.)	900,000	100.00%
	Supervisor	Yang, Chung Zhi(Representative of Nanlien International Corp.)	900,000	100.00%
	President	Yang, Qiu Xiang		
Tung Shen Corp.	Chairman	Chen, Jing Hao(Representative of Nanlien International Corp.)	1,599,976	100.00%
	Director	Liao, Wen Bin、Chen, Rui Chung(Representative of Nanlien International Corp.)	1,599,976	100.00%
	Supervisor	Wang, Shih Cheng(Representative of Nanlien International Corp.)	1,599,976	100.00%
	President	Lee, Xin Da		
Tung Yi Enterprises Corp.	Chairman	Shen, Ming Gan(Representative of Nanlien International Corp.)	510,000	51.00%
	Director	Liu, Sheng Fu、Feng, Jin Ming(Representative of Nanlien International Corp.)	510,000	51.00%
		Wang, Shi Jie(Representative of Da Jie Enterprises Corp.)	239,998	24.00%
		Fu, Rui Feng(Representative of Shou Feng Food Corp.)	249,998	25.00%
	Supervisor	Lee, Hong Bin(Representative of Nanlien International Corp.)	510,000	51.00%
	President	Chang, Wen Shing		
Lien Song Enterprises Corp.	Chairman	Tu, Ju Ken(Representative of Nanlien International Corp.)	1,549,994	100.00%
	Director	Huang, Ke Hsiu、Wu, Su Chuan(Representative of Nanlien International Corp.)	1,549,994	100.00%
	Supervisor	Xiao, Jian(Representative of Nanlien International Corp.)	1,549,994	100.00%
	President	Tseng, Chin Long		
Lien You Enterprises Corp.	Chairman	Tu, Ju Ken(Representative of Nanlien International Corp.)	2,799,994	100.00%
	Director	Huang, Ke Hsiu、Wu, Su Chuan(Representative of Nanlien International Corp.)	2,799,994	100.00%
	Supervisor	Xiao, Jian(Representative of Nanlien International Corp.)	2,799,994	100.00%
	President	Ong, Da Qin		
Lien Lu Enterprises Corp.	Chairman	Huang, Ke Hsiu(Representative of Nanlien International Corp.)	4,999,994	100.00%
	Director	Wu, Su Chuan、Shau, Hsu Dong、Yang, Wen Lung、Liao, Wen Bin、Yen, Po Rong、Tu, Ju Ken、Chang, Qi Guang(Representative of Nanlien International Corp.)	4,999,994	100.00%
	Supervisor	Tsai, Jing Ming(Representative of Nanlien International Corp.)	4,999,994	100.00%
	President	Huang, Ke Hsiu		-

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD : SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
Hua Zuo Corp.	Chairman	Huang, Chin Hao	399,999	40.00%
	Director	Mao, Feng Yi、Su, Zhi Hong、Tsai, Shi Kai、Liao, Wen Bin(Representative of Nanlien International Corp.)	599,996	60.00%
		Wei, Xin Fang	1	-
	Supervisor	Chen, Ming Kuo(Representative of Nanlien International Corp.)	599,996	60.00%
	President	Chen, Gui Shan		
Jin Yu Enterprises Corp.	Chairman	Liu, Sheng Fu(Representative of Ing Jirg Enterprises Corp.)	1,020,000	85.00%
	Director	Lee, Rui Chun、Chen, Mao Lin、Liao, Wen Bin、Tsai, Ching Te、Chen, Rui Chung (Representative of Nanlien International Corp.)	1,020,000	85.00%
		Wang, Zhi Fang	60,000	5.00%
	Supervisor	Zhuang, Wen Zhi	120,000	10.00%
	President	Hong, Jia Ding		
Tung Che Enterprises Corp.	Chairman	Chen, Rui Chung(Representative of Nanlien International Corp.)	1,999,994	100.00%
	Director	Mao, Feng Yi、Luo, Qiu Tian、Wei, Jin Chang、Sun, Guo Zhong(Representative of Nanlien International Corp.)	1,999,994	100.00%
	Supervisor	Wei, Jian Sheng(Representative of Nanlien International Corp.)	1,999,994	100.00%
	President	Wang, Guo Long		
Tung Xu Corp.	Chairman	Wang, Shuo Jie(Representative of Nanlien International Corp.)	424,995	85.00%
	Director	Sun, Guo Zhong、Su, Ju Li、Tian, Jia Xing、Wu, De Xiang、Tsai, Ching Te(Representative of Nanlien International Corp.)	424,995	85.00%
	Supervisor	Zheng, Jun Lan	75,000	15.00%
	President	Xong, Zhen Xiang		
Tung Ching Enterprises Corp.	Chairman	Lin, Cheng Ta(Representative of Nanlien International Corp.)	2,999,994	100.00%
	Director	Chen, Jia Heng、Wang, Rui Sheng、Xiao, Jian(Representative of Nanlien International Corp.)	2,999,994	100.00%
	Supervisor	Chen, Bao Han(Representative of Nanlien International Corp.)	2,999,994	100.00%
	President	Ye, Kun Rong		
Xie Tung Enterprises Corp.	Chairman	Liu, Sheng Fu(Representative of Nanlien International Corp.)	314,000	63.00%
	Director	Yu, Ying Chang(Representative of Nanlien International Corp.)	314,000	63.00%
		Lee, Su Rong(Representative of Lien Yi Enterprises Corp.)	65,000	13.00%
		Chen, Yu Lhveh(Representative of Fong Tung Enterprises Corp.)	32,500	6.54%
		Lee, Hong Jun	87,498	18.50%
	Supervisor	Yang, Qing Rong(Representative of Nanlien International Corp.)	314,000	63.00%
	President	Chen, Zhi Ming		
Quan Jie Corp.	Chairman	Lai, Cui Fen	10,100	1.01%
	Director	Zheng, Pei Lin、Yu, Ying Chang、Tu, Ju Ken、Chang, Rong Tai(Representative of Nanlien International Corp.)	400,000	40.00%
		Tsai, Wen Rong	200,000	20.00%
	Supervisor	Wang, Zhi Fang	100	-
	President	Chung, Ying Jun		
Cheng Miao Industrial Corp.	Chairman	Lin, Cheng Ta(Representative of Nanlien International Corp.)	360,000	36.00%
	Director	Chen, Rui Huang、Qiu, Hong Liang(Representative of Nanlien International Corp.)	360,000	36.00%
		Tsai, Chung Xiong	200,000	20.00%
	Supervisor	Hsieh, Lian Huo	200,000	20.00%
	President	Yang, Lee Chang		
Chao Tung Enterprises Corp.	Chairman	Lee, Tong Liang(Representative of Huei Tung Enterprises Corp.)	759,999	38.00%
	Director	Wu, Fu Rui(Representative of Huei Tung Enterprises Corp.)	759,999	38.00%
		Tu, Ju Ken、Tsai, Jing Ming、Liu, Sheng Fu(Representative of Nanlien International Corp.)	939,999	47.00%
		Yen, Po Rong	1	-

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
	Supervisor	Hsu, Rui Cheng(Representative of Huei Tung Enterprises Corp.)	759,999	38.00%
		Lee, Su Duan(Representative of Lien Chen Food Corp.)	100,000	5.00%
	President	Xie, Ming Gang		
Tung Huei Corp.	Chairman	Chung, Huei Xiong	120,000	30.00%
	Director	Tseng, Chang Huan、Yen, Kuo Chung、Shen, Jien Sen、Chang, Qi Guang(Representative of Nanlien International Corp.)	196,000	49.00%
		Chung Su, Chin Shing	20,000	5.00%
	Supervisor	Shen, Ming Gan(Representative of Nanlien International Corp.)	196,000	49.00%
	President	Shen, Shang Lang		
Jian Fu Food Corp.	Chairman	Chen, Ling	160,000	20.00%
	Director	Xie, Mu Shan、Tsai, Jing Ming、Lin, Cheng Ta、Shen, Ming Gan(Representative of Nanlien International Corp.)	360,000	45.00%
		Hsu, Rui Cheng(Representative of Chang Kuen Construction Corp.)	20,000	2.50%
		Lee, Tong Liang	160,000	20.00%
	Supervisor	Pi, Jian Kuo(Representative of Huei Tung Investment Corp.)	80,000	10.00%
	President	Lu, Xue Zhong		
Miao Tung Food Corp.	Chairman	Wang, Shi Hong(Representative of Nanlien International Corp.)	136,000	34.00%
	Director	Hong, Cheng Zheng、Lee, Hong Bin、Wu, Su Chuan(Representative of Nanlien International Corp.)	136,000	34.00%
		Hsieh, Fu Rong	60,000	15.00%
		Hsieh, Tai Yang	60,000	15.00%
		Zhang, Xiu Yu	55,000	13.75%
	Supervisor	Lin, Wen Xun	72,000	18.00%
	President	Wang, Yong Meng		
San Zhui Food Corp.	Chairman	Lin, Cheng Ta(Representative of Nanlien International Corp.)	270,000	30.00%
	Director	Xiao, Jian、Lee, Hong Bin(Representative of Nanlien International Corp.)	270,000	30.00%
		Lin, Ming Tsan	117,000	13.00%
		Bai, Zhi Lie	108,000	12.00%
	Supervisor	Chiang, Te Shin	117,000	13.00%
	President	Hsu, Ben Xiang		
Xin Ya Enterprises Corp.	Chairman	Lo, Chih Hsien(Representative of Nanlien International Corp.)	690,000	46.00%
	Director	Tu, Ju Ken、Lee, Hong Bin、Wei, Jian Sheng(Representative of Nanlien International Corp.)	690,000	46.00%
		Su, Lan Ying	45,000	3.00%
		Hsu, Ming Yan	120,000	8.00%
	Supervisor	Chen, Chou May	225,000	15.00%
	President	Fu, Rong Kuang		
Tung Guan Egg Corp.	Chairman	Tseng, Chang Huan(Representative of Nanlien International Corp.)	1,999,994	100.00%
	Director	Chang, Chin Yua、Shen, Jien Sen、Liu Chang Jian、Chang, Qi Guang(Representative of Nanlien International Corp.)	1,999,994	100.00%
	Supervisor	Chai, Charge Jei(Representative of Nanlien International Corp.)	1,999,994	100.00%
	President	Kuan, Jen Fong		
Sheng Tung Enterprises Corp.	Chairman	Hsu, Sheng Yi	135,000	30.00%
	Director	Huang, Ke Hsiu、Qiu, Hong Liang(Representative of Nanlien International Corp.)	225,000	50.00%
	Supervisor	Chen, Zheng Yi(Representative of Nanlien International Corp.)	225,000	50.00%
	President	Lee, Ta Ming		
Liang Tung Enterprises Corp.	Chairman	Lin, Rong Mao	175,000	25.00%
	Director	Yen, Po Ming、Hsieh, Chih Peng、Dai, Ri Sheng(Representative of Nanlien International Corp.)	245,000	35.00%
	Supervisor	Zhu, De En(Representative of Huang Yi Enterprises Corp.)	140,000	20.00%
	President	Kao, Long Xi		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
Tung Lien Enterprises Corp.	Chairman	Yu, Ying Chang(Representative of Nanlien International Corp.)	480,000	40.00%
	Director	Chen, Rui Huang、Chen, Jin Ren、Hsieh, Chih Peng(Representative of Nanlien International Corp.)	480,000	40.00%
		Chang, Ying han	2,000	0.22%
		Zhan, Yong Tian	2,000	0.22%
	Supervisor	Chang, Ying Hui	2,000	0.22%
	President	Peng, Jin Gui		
Union Chinese Corp.	Chairman	Lee, Tong Liang	750,000	7.50%
	Vice Chairman	Yen, Po Ming(Representative of Nanlien International Corp.)	8,048,000	80.48%
	Director	Lin, Chang Sheng、Tu, Ju Ken(Representative of Nanlien International Corp.)	8,048,000	80.48%
		Yen, Po Rong(Representative of Chang Kun Construction Co., Ltd.)	600,000	6.00%
		Yen, You Feng	200,000	2.00%
	Supervisor	Tsai, Jing Ming(Representative of Nanlien International Corp.)	8,048,000	80.48%
	President	Lee, Tong Liang	750,000	7.50%
Tung Ding Food Corp.	Chairman	Dai, Ri Sheng(Representative of Nanlien International Corp.)	420,000	70.00%
	Director	Chuang, Lung Lin、Luo, Qiu Tian、Feng, Jin Ming(Representative of Nanlien International Corp.)	420,000	70.00%
		Cheng, Yue Tien(Representative of Tung Cheng Industrial Corp.)	179,999	29.99%
		Kuo, Hsu Wen	1	-
	Supervisor	Chai, Charge Jei(Representative of Nanlien International Corp.)	420,000	70.00%
	President	Kuo, Chong Chi		
Tung Chu Enterprises Corp.	Chairman	Yen, Po Rong(Representative of Nanlien International Corp.)	1,530,000	51.00%
	Director	Liu, Sheng Fu、Chen, Qian Chang、Tu, Ju Ken(Representative of Nanlien International Corp.)	1,530,000	51.00%
		Kao, Zheng Yi(Representative of Yuan Xin Enterprises Corp.)	285,630	9.52%
		Yen, Po Ming、Lee, Su Rong(Representative of Lien Yi Enterprises Corp.)	484,860	16.16%
		Chen, Yu Lhveh(Representative of Fong Tung Enterprises Corp.)	157,670	5.25%
		Chen, Sai Liang(Representative of Huang Yi Enterprises Corp.)	198,000	6.60%
	Supervisor	Dai, Ri Sheng(Representative of Nanlien International Corp.)	1,530,000	51.00%
		Lai, Sen Tai(Representative ofLien Ming Enterprises Corp.)	143,100	4.78%
	President	Lee, Rui Chun		
Tung Hsiang Corp.	Chairman	Yen, Po Rong(Representative of Nanlien International Corp.)	7,999,994	100.00%
	Director	Chen, Qian Chang、Tu, Ju Ken、Chen, Jia Heng、Wang, Rui Sheng (Representative of Nanlien International Corp.)	7,999,994	100.00%
	Supervisor	Xie, Mu Shan(Representative of Nanlien International Corp.)	7,999,994	100.00%
	President	Chen, Chong Fa		
Tung Jun International Corp.	Chairman	Tseng, Chang Huan(Representative of Nanlien International Corp.)	11,999,994	100.00%
	Director	Yen, Kuo Jung、Jiang, Yue Zong、Chang, Qi Guang、Shen, Jien Sen(Representative of Nanlien International Corp.)	11,999,994	100.00%
	Supervisor	Su, Ju Li(Representative of Nanlien International Corp.)	11,999,994	100.00%
	President	Hsieh, Chien Jih		
Tung Chang Enterprises Corp.	Chairman	Tseng, Chang Huan(Representative of Nanlien International Corp.)	999,994	100.00%
	Director	Shen, Jien Sen、Jiang, Yue Zong、Chang, Qi Guang(Representative of Nanlien International Corp.)	999,994	100.00%
	Supervisor	Wu, Rong Man(Representative of Nanlien International Corp.)	999,994	100.00%
	President	Zhung, Deng Mao		
Tung Yu Enterprises Corp.	Chairman	Lin, Cheng Ta(Representative of Nanlien International Corp.)	5,960,000	74.50%
	Director	Tu, Ju Ken(Representative of Nanlien International Corp.)	5,960,000	74.50%
		Hsu, Ming Feng	220,000	2.75%
		Zhou Huang, Jin Yue	200,000	2.50%

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
		Hsu, Shui Yuan	240,000	3.00%
		Hsu, Jun Xiang	300,000	3.75%
		Lin, Xi Lu	150,000	1.88%
		Chang, Tan Chuan	300,000	3.75%
	Supervisor	Yen, Po Rong(Representative of Nanlien International Corp.)	5,960,000	74.50%
	President	Chen, Bao Han		
Lien Ming Enterprises Corp.	Chairman	Lai, Sen Tai	377,000	29.00%
	Director	Chen, Jia Heng、Dai, Ri Sheng、Tu, Ju Ken(Representative of Nanlien International Corp.)	520,000	40.00%
		Lai, Teng Xong	156,000	12.00%
	Supervisor	Wu, Mei Zhen	91,000	7.00%
	President	Yen, Kun Jing		
Tung Po Enterprises Corp.	Chairman	Lin, Cheng Ta(Representative of Nanlien International Corp.)	450,000	30.00%
	Director	Huang, Ke Hsiu、Chen, Ming Kuo、Wang, Rui Sheng(Representative of Nanlien International Corp.)	450,000	30.00%
		Deng, Wen Bang	600,000	40.00%
		Zhou, Guo Shun	150,000	10.00%
	Supervisor	Chen, Chou May	300,000	20.00%
	President	Liu, Yu Rui		
Tung Zai Corp.	Chairman	Jiang Huang, Xiu Zhen	40,000	10.00%
	Director	Luo, Qiu Tian、Wang, Tai Yuan、Wang, Shih Cheng、Wu, Su Chuan(Representative of Nanlien International Corp.)	136,000	34.00%
		Chiang, Tsung Ming	79,990	20.00%
		Chiang, Shau Feng	116,000	29.00%
	Supervisor	Huang, Cheng Tsung	10	-
	President	Chen, Yuan Rui		
Hui Sheng Enterprises Corp.	Chairman	Xiao, Jun Wei(Representative of Nanlien International Corp.)	588,000	49.00%
	Director	Wang, Guo Long、Luo, Qiu Tian、Chang, Qi Guang(Representative of Nanlien International Corp.)	588,000	49.00%
		Yang Wang, Xin Tao	140,000	11.67%
		Yang, Ming Feng	96,000	8.00%
	Supervisor	Yang, Rui Rong	96,000	8.00%
	President	Kao, Ming Liang		
Tung Li Enterprises Corp.	Chairman	Chen, Ming Mao(Representative of Nanlien International Corp.)	120,000	40.00%
	Director	Wu, Su Chuan、Chen, Huan Chang(Representative of Nanlien International Corp.)	120,000	40.00%
		Tseng, Kun Bao	45,000	15.00%
	Supervisor	Su, Jen Hsiang	30,000	10.00%
	President	Wu, Ming Ju		
Lien Liang Enterprises Corp.	Chairman	Huang, Guo Ji	203,000	29.00%
	Director	Kuo, Chih Hong、Zheng, Pei Lin、Tu, Ju Ken(Representative of Nanlien International Corp.)	252,000	36.00%
		Gan, Fang Fu	70,000	10.00%
	Supervisor	Lee, Ying Kuan	35,000	5.00%
	President	Wang, Yan Da		
President Chain Store Corp.	Chairman	Kao, Chin Yen(Representative of Uni-President Enterprises Corp.)	307,115,671	44.28%
	Director	Lin, Chang Sheng、Yen, Po Ming、Lin, Lung Yi、Hsu, Chung Jen、Huang, Xian Yan、Lo, Chih Hsien(Representative of Uni-President Enterprises Corp.)	307,115,671	44.28%
		Tsuei, Jung(Representative of Far Eastern Air Transport Corp.)	170,586	0.02%
		Huang, Tsing Yuan(Representative of Wei Heng Co., Ltd.)	1,343,200	0.19%
	Supervisor	Tu, Te Cheng(Representative of Uni-President Enterprises Corp.)	307,115,671	44.28%
		Philippe Aguignier(Representative of Compagnie Bancaire)	-	-
	President	Hsu, Chung Jen	15,539	-

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	Shareholding %
PCS (BVI) Holdings Ltd.	Chairman	Kao, Chin Yen(Representative of President Chain Store Corp.)	37,442,749	100.00%
PCS (Labuan) Holdings Ltd.	Director	PCS (BVI) Holdings Ltd.	19,910,000	100.00%
Philippine Seven Corp.	Chairman	Vicente T. Pationo	24,380,550	10.28%
	Director	Hsu, Chung Jen、Yang, Yen Sen、Hsieh, Chien Nan、Chen, Rui Tang、Chen, Fu Tang、Wu, Kuo Hsuan(Representative of PCS (Labuan) Holdings Ltd.)	119,575,008	50.40%
		Diana P. Agular(Representative of Asian Holdings Corp.)	29,208,750	12.31%
		Jorge L. Araneta(Representative of Progressive Development Corp.)	20,163,080	8.50%
		Manuel U. Ramos(Representative of Agus Philippine Holdings Corp.)	4,912,178	2.07%
		Alfredo C. Ramos(Representative of Anglo Philippine Holdings Corp.)	4,333,381	1.83%
	President	Yang, Yen Sen	1	
Convenience Distribution Inc.	Chairman	Yang, Yen Sen(Representative of Philippine Seven Corp.)	3,800,000	100.00%
	Director	Jose Victor P. Pationo、Chun-Pei Liu、Maaale T. JAO、Liwayway T. Fernandez(Representative of Philippine Seven Corp.)	3,800,000	100.00%
	President	Jose Victor P. Pationo		
President Drugstore Business Corp.	Chairman	Lin, Chang Sheng(Representative of President Chain Store Corp.)	19,799,994	99.99%
	Director	Hsu, Chung Jen、Huang, Chien Li、Tsai, Du Chuan、Lai, Nan Pei、Hsieh, Chien Nan (Representative of President Chain Store Corp.)	19,799,994	99.99%
	Supervisor	Lin, Wen Ching(Representative of President Chain Store Corp.)	19,799,994	99.99%
	President	Tsai, Du Chuan	1	
President Direct Marketing Corp.	Chairman	Hsu, Chung Jen(Representative of President Chain Store Corp.)	6,999,993	99.99%
	Director	Lin, Chang Sheng、Hsieh, Po Chung、Chen, Rui Tang、Lai, Nan Pei、Hsieh, Chien Nan、Tseng, Farn Bing(Representative of President Chain Store Corp.)	6,999,993	99.99%
	Supervisor	Chen, Fu Tang(Representative of President Chain Store Corp.)	6,999,993	99.99%
	President	Tseng, Farn Bing	1	
Rui Hui Investment Corp.	Chairman	Hsu, Chung Jen(Representative of President Chain Store Corp.)	19,799,994	99.99%
	Director	Hsieh, Chien Nan、Wu, Kuo Hsuan、Hsieh, Po Chung、Lai, Nan Pei、Chang Jen, Yun Huei(Representative of President Chain Store Corp.)	19,799,994	99.99%
	Supervisor	Huang, Chien Li(Representative of President Chain Store Corp.)	19,799,994	99.99%
	President	Hsu, Chung Jen	1	
Capital Inventory Service Corp.	Chairman	Hsu, Chung Jen(Representative of President Chain Store Corp.)	3,728,994	99.99%
	Director	Hsieh, Chien Nan、Wu, Kuo Hsuan、Huang, Chien Li、Wang, Wen Kuei、Lai, Nan Pei (Representative of President Chain Store Corp.)	3,728,994	99.99%
	Supervisor	Chen, Fu Tang(Representative of President Chain Store Corp.)	3,728,994	99.99%
	President	Wang, Wen Kuei	1	
Duskin Serve Taiwan Co., Ltd.	Chairman	Hsu, Chung Jen(Representative of President Chain Store Corp.)	15,299,995	51.00%
	Director	Hsieh, Chien Nan、Huang, Chien Li、Chen, Rui Tang(Representative of President Chain Store Corp.)	15,299,995	51.00%
		Yoichi Ito、Komai Teruo、Okai Kazuo、Ohkuma Keisuke(Representative of Duskin Co., Ltd.)	14,700,000	49.00%
	Supervisor	Lin, Wen Ching(Representative of President Chain Store Corp.)	15,299,995	51.00%
		Hiroshi Yamagishi(Representative of Duskin Co., Ltd.)	14,700,000	49.00%
	President	Okai Kazuo		
President Yamako Corp.	Chairman	Yen, Po Ming(Representative of President Chain Store Corp.)	3,314,998	51.00%
	Director	Hsu, Chung Jen、Chen, Rui Tang、Chen, Jung Wu(Representative of President Chain Store Corp.)	3,314,998	51.00%
		Shiraha Kiyoshi、Tanaka Shuichi(Representative of Yamako Co., Ltd.)	2,599,999	40.00%
		Yoshiaki Satoh(Representative of Mitsubishi Corp.)	325,000	5.00%
	Supervisor	Yin, Chien Li(Representative of President Chain Store Corp.)	3,314,998	51.00%
		Mizuno Yoshihiko(Representative of Yamako Co., Ltd.)	2,599,999	40.00%
	President	Chen, Jung Wu		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
Books.com Co., Ltd.	Chairman	Hsu, Chung Jen(Representative of President Chain Store Corp.)	10,000,000	50.03%
	Director	Chen, Rui Tang、Hsieh, Po Chung、Lai, Nan Pei(Representative of President Chain Store Corp.)	10,000,000	50.03%
		Chang, Shou Hui(Representative of Clever Investment Co., Ltd.)	363,000	1.82%
		Lin, Pi Tung	2,081,000	10.41%
		Terry Chang	1,283,000	6.42%
	Supervisor	Chen, Fu Tang(Representative of President Chain Store Corp.)	10,000,000	50.03%
		Lin, Li Ching(Representative of Clever Investment Co., Ltd.)	363,000	1.82%
	President	Terry Chang	1,283,000	6.42%
Wisdom Distribution Service Corp.	Chairman	Hsu, Chung Jen(Representative of President Chain Store Corp.)	7,539,994	99.99%
	Director	Lai, Nan Pei、Wu, Kuo Hsuan、Hsieh, Chien Nan、Hsieh, Po Chung、Chen, Rui Tang (Representative of President Chain Store Corp.)	7,539,994	99.99%
	Supervisor	Chen, Fu Tang(Representative of President Chain Store Corp.)	5,784,994	99.99%
	President	Hsieh, Po Chung	1	
President Information Corp.	Chairman	Hsu, Chung Jen(Representative of President Chain Store Corp.)	7,150,000	54.17%
	Director	Lai, Nan Pei、Fang, Mu Shing(Representative of President Chain Store Corp.)	7,150,000	54.17%
		Huang, Xian Yan(Representative of Uni-President Enterprises Corp.)	1,320,000	10.00%
		Hsieh, Chien Nan(Representative of Retail Support International Corp.)	330,000	2.50%
		Chuang, Chung Cheng(Representative of Q-Ware Systems & Service Corp.)	1,320,000	10.00%
		Chuang, Nan Tien(Representative of Prince Housing & Development Corp.)	1,320,000	10.00%
		Chen, Jian Wen(Representative of Grand Commercial Bank)	660,000	5.00%
	Supervisor	Wang, Hao Tang(Representative of President Chain Store Corp.)	7,150,000	54.17%
	President	Lai, Nan Pei		
President Coffee Corp.	Chairman	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	8,909,998	45.00%
	Director	Huang, Xian Yan(Representative of Uni-President Enterprises Corp.)	8,909,998	45.00%
		Hsu, Chung Jen、Chang Jen, Yun Huei、K.Y.John Hsu(Representative of President Chain Store Corp.)	9,899,998	50.00%
		Man Yiu Kwong(Representative of Starbucks Coffee International Corp.)	990,000	5.00%
	Supervisor	Tu, Te Cheng(Representative of Uni-President Enterprises Corp.)	8,909,998	45.00%
		Maslen Peter(Representative of Starbucks Coffee International Corp.)	990,000	5.00%
	President	K.Y.John Hsu		
Mech-President Corp.	Chairman	Fang, Yi Liang	427,000	0.65%
	Director	Lin, Chang Sheng、Lin, Lung Yi (Representative of Uni-President Enterprises Corp.)	13,200,000	20.00%
		Hsu, Chung Jen、Huang, Chien Li、Lin, Tsung Ming、Hung, Po Chao、Liu, Ming Jao (Representative of President Chain Store Corp.)	43,759,000	66.30%
		Shen, Sung Yi(Representative of Da Ya Cable Corp.)	4,800,000	7.27%
	Supervisor	Huang, Chung Huang(Representative of President Chain Store Corp.)	43,759,000	66.30%
	President	Liu, Ming Jao	41,500	0.06%
Safety Elevator Corp.	Chairman	Wong, Chang Ming(Representative of Mech-President Corp.)	99,994	99.99%
	Director	Liu, Ming Jao、Wang, Yin Yu(Representative of Mech-President Corp.)	99,994	99.99%
	Supervisor	Lee, Chung Yeh(Representative of Mech-President Corp.)	99,994	99.99%
	President	Wong, Chang Ming		
Shanghai Mech-President Co., Ltd.	Chairman	Liu, Ming Jao(Representative of Mech-President Corp.)	NTD34,650,000	100.00%
	Director	Huang, Jung Tsai、Lee, Chung Yeh(Representative of Mech-President Corp.)	NTD34,650,000	100.00%
	President	Liu, Ming Jao		
Uni-President Cold Chain Corp.	Chairman	Lin, Lung Yi(Representative of Uni-President Enterprises Corp.)	4,759,916	20.00%
	Director	Lo, Chih Hsien(Representative of Uni-President Enterprises Corp.)	4,759,916	20.00%
		Lee, Tong Liang、Tu, Ju Ken(Representative of Nanlien International Corp.)	4,759,920	20.00%
		Hsu, Chung Jen、Wu, Kuo Hsuan、Hsieh, Chien Nan、Mao, Feng Yi、Lee, Hong	14,279,760	60.00%

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
		Bin(Representative of President Chain Store Corp.)		
	Supervisor	Yin, Chien Li(Representative of President Chain Store Corp.)	14,279,760	60.00%
	President	Chen, Dong Ho		
President Transnet Corp.	Chairman	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	9,899,998	20.00%
	Director	Yen, Po Rong、Huang, Xian Yan(Representative of Uni-President Enterprises Corp.)	9,899,998	20.00%
		Hsu, Chung Jen、Lai, Nan Pei、Kawada Hiroshi(Representative of President Chain Store Corp.)	39,599,997	80.00%
	Supervisor	Huang, Chung Huang(Representative of Uni-President Enterprises Corp.)	9,899,998	20.00%
		Chen, Fu Tang(Representative of President Chain Store Corp.)	39,599,997	80.00%
	President	Kawada Hiroshi		
Uni-President Oven Bakery Corp.	Chairman	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	7,199,998	40.00%
	Director	Yen, Po Ming、Huang, Xian Yan、Su, Shin Ten(Representative of Uni-President Enterprises Corp.)	7,199,998	40.00%
		Hsu, Chung Jen、Hsieh, Chien Nan、Chen, Rui Tang(Representative of President Chain Store Corp.)	10,799,997	60.00%
	Supervisor	Huang, Chung Huang(Representative of Uni-President Enterprises Corp.)	7,199,998	40.00%
	President	Zheng, Jen Shau	1	-
President Engineering Technology Corp.	Chairman	Hsu, Chung Jen(Representative of President Chain Store Corp.)	3,499,995	70.00%
	Director	Hsieh, Chien Nan、Wu, Kuo Hsuan、Huang, Chien Li、Yokomuro Isao(Representative of President Chain Store Corp.)	3,499,995	70.00%
		Takahashi Hajime、Tadenuma Akira(Representative of Shanden Corp.)	1,500,000	30.00%
	Supervisor	Lin, Wen Ching(Representative of President Chain Store Corp.)	3,499,995	70.00%
		Tsukada Masataka(Representative of Shanden Corp.)	1,500,000	30.00%
	President	Yokomuro Isao		
President Musashino Corp.	Chairman	Yen, Po Ming(Representative of President Chain Store Corp.)	29,879,996	60.00%
	Director	Hsu, Chung Jen、Chen, Rui Tang、Huang, Ming Yong(Representative of President Chain Store Corp.)	29,879,996	60.00%
		Yukio Kobayashi、Ishimasa Katsuyuki(Representative of Musashino Corp.)	14,940,000	30.00%
		Lin, Chang Chi(Representative of Asia Frozen Food Corp.)	4,980,000	10.00%
	Supervisor	Yin, Chien Li(Representative of President Chain Store Corp.)	29,879,996	60.00%
		Taguchi Takeshige(Representative of Musashino Corp.)	14,940,000	30.00%
	President	Ishimasa Katsuyuki		
Uni-President Takashimaya Co., Ltd.	Chairman	Kao, Chin Yen(Representative of President Chain Store Corp.)	12,499,997	50.00%
	Director	Lin, Chang Sheng、Hsu, Chung Jen、Ye, Chih Chung(Representative of President Chain Store Corp.)	12,499,997	50.00%
		Hitoshi Hanehira、Akiyoshi Iida(Representative of Akashimaya Co., Ltd.)	12,499,997	50.00%
		Shinichi Hagiwara	1	-
		Hideshi Mizuno	1	-
	Supervisor	Tseng, Farn Bing(Representative of President Chain Store Corp.)	12,499,997	50.00%
		Joji Matsuoka(Representative of Akashimaya Co., Ltd.)	12,499,997	50.00%
	President	Shinichi Hagiwara	1	-
President Technology Corp.	Chairman	Hsu, Chung Jen(Representative of President Chain Store Corp.)	4,999,992	99.99%
	Director	Lee, Chih Ming、Hsieh, Chien Nan、Lai, Nan Pei、Huang, Chien Li、Wang, Wen Kuei、Hsieh, Po Chung(Representative of President Chain Store Corp.)	4,999,992	99.99%
	Supervisor	Chen, Fu Tang(Representative of President Chain Store Corp.)	4,999,992	99.99%
	President	Lee, Chih Ming	1	
President Asian Enterprises Inc.	Director	Jack Lee (Representative of President Canada Syndicates Inc.)	NTD182,108,000	50.00%
		Vivien L.J.Lin(Representative of Uni-President Enterprises Corp.)	NTD182,108,000	50.00%
	President	Jack Lee		
President Hotel Inc.	Director/President	Jack Lee (Representative of President Asian Enterprises Inc.)	NTD2,000	100.00%

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
President Canada Construction Inc.	Director/President	Jack Lee (Representative of President Asian Enterprises Inc.)	NTD2,000	100.00%
President Canada Real Estate Services Inc.	Director/President	Jack Lee (Representative of President Asian Enterprises Inc.)	NTD2,000	100.00%
555053 British Columbia Ltd.	Director/President	Jack Lee (Representative of President Asian Enterprises Inc.)	-	100.00%
Ton Yi Industrial Corp.	Chairman	Kao, Chin Yen(Representative of Uni-President Enterprises Corp.)	665,147,874	43.34%
	Director	Liang, Shing Chi、Lin, Chang Sheng、Yang, Wen Lung(Representative of Uni-President Enterprises Corp.)	665,147,874	43.34%
		Chen, Rui Chsin(Representative of China Development Industrial Bank)	62,048,794	4.04%
		Chen, Tao Hiong	1,211,381	0.08%
		Chen, Chang Jin	4,528,303	0.30%
		Kao Lai, Huan	2,389,867	0.16%
	Supervisor	Lin, Lung Yi(Representative of Uni-President Enterprises Corp.)	665,147,874	43.34%
	President	Liang, Shing Chi	4,600,119	0.30%
Tovecan Corp.	Chairman	Liang, Shing Chi(Representative of Ton Yi Industrial Corp.)	NTD57,120,000	51.00%
	Director	Lin, Sen Yuan、Y.Fujii(Representative of Ton Yi Industrial Corp.)	NTD57,120,000	51.00%
		K.Eto(Representative of Tomen Corp.)	NTD29,523,000	26.36%
		Pham Khac Quynh、Nguyen Van Lai(Representative of Vietnam National Vegetable And Fruit Corporation)	NTD25,357,000	22.64%
	President	Y.Fujii		
Cayman Ton Yi Industrial Holdings Ltd.	Chairman	Liang, Shing Chi(Representative of Ton Yi Industrial Corp.)	4,001,000	100.00%
	Director	Chen, Chih Chung、Chen, Feng Fu(Representative of Ton Yi Industrial Corp.)	4,001,000	100.00%
Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	Chairman	Liang, Shing Chi(Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD1,539,000	87.93%
	Director	Chen, Chih Chung(Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD1,539,000	87.93%
		Hu, Pei Lian(Representative of Asian Corporation Partner Fund)	NTD211,000	12.07%
Jiangsu Ton Yi Tinglate Co., Ltd.	Chairman	Liang, Shing Chi(Representative of Cayman Jiangsu Ton Yi Industrial Holdings Ltd.)	NTD1,160,040,000	82.86%
	Director	Chen, Chih Chung、Lin, Sen Yuan、Yang, Chin Shing、Lu, Chung Sen(Representative of Cayman Jiangsu Ton Yi Industrial Holdings Ltd.)	NTD1,160,040,000	82.86%
		Mitsuharu Sakamoto(Representative of Kawasaki Stell Corp.)	NTD79,940,000	5.71%
Cayman Fujian Ton Yi Industrial Holdings Ltd.	Chairman	Liang, Shing Chi(Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD1,550,000	88.58%
	Director	Chen, Chih Chung(Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD1,550,000	88.58%
		Hu, Pei Lian(Representative of Asian Corporation Partner Fund)	NTD200,000	11.42%
Fujian Ton Yi Tinglate Co., Ltd.	Chairman	Liang, Shing Chi(Representative of Cayman Fujian Ton Yi Industrial Holdings Ltd.)	NTD1,257,879,000	83.58%
	Director	Chen, Chih Chung、Lin, Sen Yuan、Chyn, Yah Yi(Representative of Cayman Fujian Ton Yi Industrial Holdings Ltd.)	NTD1,257,679,000	83.58%
		K.Eto(Representative of Tomen Corp.)	NTD105,350,000	7.00%
Chendu Ton Yi Industrial Packing Co., Ltd.	Chairman	Liang, Shing Chi(Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD262,500,000	100.00%
	Director	Lin, Sen Yuan、Lai, P Jen、Hsu, Chin Cheng、Chen, Feng Fu(Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD262,500,000	100.00%
Wuxi Ton Yi Industrial Packing Co., Ltd.	Chairman	Liang, Shing Chi(Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD235,200,000	100.00%
	Director	Lin, Sen Yuan、Liu, Chin Wang、Hsu, Chin Cheng、Chen, Feng Fu(Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD235,200,000	100.00%
Hong Kong Ton Yi Industrial Holdings Co., Ltd.	Chairman	Liang, Shing Chi(Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD335,000	100.00%
	Director	Chen, Feng Fu(Representative of Cayman Ton Yi Industrial Holdings Ltd.)	NTD335,000	100.00%
New Dawn Enterprises Ltd.	Director	Chen, Feng Fu(Representative of Ton Yi Industrial Corp.)	NTD6,567,000	100.00%
Uni-President Organics Corp.	Chairman	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	5,000,000	50.00%
	Director	Lin, Lung Yi、Hsu, Ping Yuan、Huang, Xian Yan、Lee, Hua Yang(Representative of Uni-President Enterprises Corp.)	5,000,000	50.00%
		Sasaki Ryuichi(Representative of President Natural Industrial Corp.)	2,000,000	20.00%
		Tu, Ju Ken(Representative of Nanlien International Corp.)	1,000,000	10.00%
		Hsieh, Chien Nan、Chen, Rui Tang(Representative of President Chain Store Corp.)	2,000,000	20.00%
	Supervisor	Huang, Chung Huang(Representative of Uni-President Enterprises Corp.)	5,000,000	50.00%
	President	Chiu, Jin Tsai		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
President International Development Corp.	Chairman	Kao, Chin Yen(Representative of Uni-President Enterprises Corp.)	877,500,000	58.50%
	Director	Lin, Chang Sheng、Yen, Po Ming、Lee, Tong Liang、Lin, Lung Yi、Yang, Chao、Tu, Te Cheng、Huang, Xian Yan、Yang, Wen Lung(Representative of Uni-President Enterprises Corp.)	877,500,000	58.50%
		Cheng, Kao Huei、Ho, Po Ming(Representative of Tainan Spinning Corp.)	135,000,000	9.00%
		Chuang, Nan Tien(Representative of Prince Housing & Development Corp.)	95,000,000	6.33%
		Lee, Guo Dung(Representative of Universal Cement Corp.)	50,000,000	3.33%
		Huang, Yi Sheng(Representative of TTET Union Corp.)	20,000,000	1.33%
		Deng, Ruig Tse(Representative of Canking Investment Corp.)	20,000,000	1.33%
		Wu, Chung Ho(Representative of San Shing Spinning Co., Ltd.)	15,000,000	1.00%
		Hsu, Chung Jen(Representative of President Chain Store Corp.)	50,000,000	3.33%
		Liang, Shing Chi(Representative of Ton Yi Industrial Corp.)	50,000,000	3.33%
		Lo, Chih Hsien(Representative of Kao Chuan Investment Co., Ltd.)	20,000,000	1.33%
		Ye, Chih Chung(Representative of Tung Li Investment Corp.)	20,000,000	1.33%
		Lin, Yi Sheng(Representative of Nan Fan Building Corp.)	45,000,000	3.00%
	Supervisor	Chen, Jen Chin(Representative of Prince Housing & Development Corp.)	95,000,000	6.33%
		Yin, Chien Li(Representative of Uni-President Enterprises Corp.)	877,500,000	58.50%
	President	Kao, Chin Yen		
President (BVI) International Investment Holdings Ltd.	Director	Kao, Chin Yen(Representative of President International Development Corp.)	118,449,000	100.00%
Tung Li Development Corp.	Chairman	Kao, Chin Yen(Representative of President International Development Corp.)	247,000	49.96%
	Director	Lin, Chang Sheng、Chuang, Nan Tien(Representative of President International Development Corp.)	247,000	49.96%
	Supervisor	Ye, Yi Chen(Representative of Fongtai Engineering & Development Co., Ltd.)	39,000	7.99%
	President	Ye, Chih Chung	93,000	18.98%
President Life Sciences Co., Ltd.	Chairman	Kao, Chin Yen(Representative of President International Development Corp.)	150,000,000	100.00%
	Director	Lin, Chang Sheng、Chuang, Nan Tien、Cheng, Kao Huei、Lee, Hua Yang、Lai, Po Hsun、Hary W.Chan(Representative of President International Development Corp.)	150,000,000	100.00%
	Supervisor	Tu, Te Cheng(Representative of President International Development Corp.)	150,000,000	100.00%
	President	Lai, Po Hsun		
President Biosystems Co., Ltd.	Chairman	Lin, Chang Sheng(Representative of President Life Sciences Co., Ltd.)	3,850,000	96.25%
	Director	Lin, Lung Yi、Lee, Hua Yang、Chuang, Nan Tien、Lai, Po Hsun(Representative of President Life Sciences Co., Ltd.)	3,850,000	96.25%
		Hsiao, Shih Yu	150,000	3.75%
	Supervisor	Tu, Te Cheng(Representative of President International Development Corp.)	3,850,000	96.25%
	President	Lai, Po Hsun		
President Life Sciences Cayman Co., Ltd.	Director	Kao, Chin Yen(Representative of President Life Sciences Co., Ltd.)	20,250,000	100.00%
Protein Institute Inc.	Chairman	Dr. Por Lai(Representative of President Life Sciences Cayman Co., Ltd.)	3,700,000	70.88%
	Director	Dr. Rowen Chang	500,000	9.58%
		Dr. F. Murad	100,000	1.92%
President Medical Technologies Corp.	Chairman	Lin, Chang Sheng(Representative of President International Development Corp.)	2,499,000	50.00%
	Director	Lee, Hua Yang、Kuo, Huaw Chiu(Representative of President International Development Corp.)	2,499,000	50.00%
		Gordon M.Olsen、Wu, Wei De、Olivia Ho(Representative of Pacific Republic Capital)	2,499,000	50.00%
	Supervisor	Yin, Chien Li(Representative of President International Development Corp.)	2,499,000	50.00%
	President	Kuo, Huaw Chiu		
President Fair Development Corp.	Chairman	Kao, Chin Yen(Representative of Uni-President Enterprises Corp.)	149,999,995	50.00%
	Director	Lin, Chang Sheng、Lin, Lung Yi(Representative of Uni-President Enterprises Corp.)	149,999,995	50.00%
		Ye, Chih Chung、Chuang, Nan Tien、Tu, Te Cheng(Representative of President International Development Corp.)	150,000,000	50.00%
	Supervisor	Yin, Chien Li(Representative of Uni-President Enterprises Corp.)	149,999,995	50.00%

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
President Natural Industrial Corp.	Chairman	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	8,981,995	74.85%
	Director	Hsu, Ping Yuan、Lee, Hua Yang、Chen, Rui Chung、Yen, Po Rong、Huang, Xian Yan、Hsu, Chin Yan(Representative of Uni-President Enterprises Corp.)	8,981,995	74.85%
		Sasaki Ryuichi、Hashimoto Yukio(Representative of Naturally Yours Co., Ltd.)	1,350,000	11.25%
		Tokue Shinsuke(Representative of Mitsubishi Corp.)	960,000	8.00%
	Supervisor	Yin, Chien Li(Representative of Uni-President Enterprises Corp.)	8,981,995	74.85%
		Okumura Toshiyuki(Representative of Mitsubishi Corp.)	960,000	8.00%
	President	Sasaki Ryuichi		
President Baseball Team Corp.	Chairman	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	30,000	100.00%
	Vice Chairman	Lee, Tong Liang(Representative of Uni-President Enterprises Corp.)	30,000	100.00%
	Director	Lin, Lung Yi、Hsu, Ping Yuan、Yang, Ming Chin、Hung, Shu Ming(Representative of Uni-President Enterprises Corp.)	30,000	100.00%
	Supervisor	Yang, Po Hsun(Representative of Uni-President Enterprises Corp.)	30,000	100.00%
	President	Hung, Shu Ming		
President Pharmaceutical Corp.	Chairman	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	14,600,492	73.74%
	Director	Kao, Chin Yen、Hsu, Chung Jen、Lee, Hua Yang、Chung, Mao Chia(Representative of Uni-President Enterprises Corp.)	14,600,492	73.74%
		Wu, Ping Chih(Representative of Taipo Investment Corp.)	1,980,000	10.00%
		Kuo, Huaw Chiu、Wu, Chung Cheng(Representative of Tung Rui Investment Corp.)	382,199	1.93%
	Supervisor	Lin, Tian Mao(Representative of Tung Rui Investment Corp.)	382,199	1.93%
	President	Chung, Mao Chia		
Tone Sang Construction Corp.	Chairman	Lee, Tong Liang(Representative of Uni-President Enterprises Corp.)	19,800,000	100.00%
	Director	Lin, Chang Sheng、Lin, Lung Yi、Hsu, Ping Yuan、Chen, Ming Shan、Liao, Ben Yung (Representative of Uni-President Enterprises Corp.)	19,800,000	100.00%
	Supervisor	Yang, Po Hsun(Representative of Uni-President Enterprises Corp.)	19,800,000	100.00%
	President	Liao, Ben Yung		
President Entertainment Corp.	Chairman	Lee, Tong Liang(Representative of Uni-President Enterprises Corp.)	63,966,401	61.80%
	Vice Chairman	Chen, Fu Shou(Representative of Uni-President Enterprises Corp.)	63,966,401	61.80%
	Director	Kao, Chin Yen、Lin, Chang Sheng、Lin, Lung Yi(Representative of Uni-President Enterprises Corp.)	63,966,401	61.80%
		Chuang, Nan Tien、Ho, Po Ming、Liang, Shing Chi、Ye, Chih Chung(Representative of President International Development Corp.)	39,533,599	38.20%
	Supervisor	Yin, Chien Li(Representative of Uni-President Enterprises Corp.)	63,966,401	61.80%
President Kikkoman Inc.	Chairman	Yuzabuyo Mogi(Representative of Kikkoman Corp.)	6,000,000	50.00%
	Vice Chairman	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	6,000,000	50.00%
	Director	Mitsuo Someya、Kaichiyo Someya、Rintome Baba、Mogi Yoshiyuki(Representative of Kikkoman Corp.)	6,000,000	50.00%
		Yen, Po Ming、Lin, Tsung Ming、Chen, Rui Chung、Yi, Chien Jen(Representative of Uni-President Enterprises Corp.)	6,000,000	50.00%
	Supervisor	Kazuo Sekine(Representative of Kikkoman Corp.)	6,000,000	50.00%
		Lin, Lung Yi(Representative of Uni-President Enterprises Corp.)	6,000,000	50.00%
	President	Yi, Chien Jen		
Retail Support International Corp.	Chairman	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	4,000,000	20.00%
	Director	Lin, Lung Yi(Representative of Uni-President Enterprises Corp.)	4,000,000	20.00%
		Hsu, Chung Jen、Hsieh, Chien Nan(Representative of President Chain Store Corp.)	4,999,997	25.00%
		Tsunao Kijima、Komori Yutaka(Representative of Mitsubishi (Taiwan) Corp.)	3,000,000	15.00%
		Haneda Hiroshi(Representative of Ryoshoku Ltd.)	2,000,000	10.00%
		Huang, Xian Yan(Representative of Nanlien International Corp.)	4,000,000	20.00%
	Supervisor	Huang, Chung Huang(Representative of Nanlien International Corp.)	4,000,000	20.00%
		Tokue Shinsuke(Representative of Mitsubishi (Taiwan) Corp.)	3,000,000	15.00%
	President	Hsu, Chin Pin		

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
Uni-President Glass Industrial Co., Ltd.	Chairman	Lin, Lung Yi(Representative of Uni-President Enterprises Corp.)	36,000,000	100.00%
	Director	Hsu, Ping Yuan、Lin, Tsung Ming、Hung, Po Chao、Tu, Ju Ken、Wang, Ya Sheng (Representative of Uni-President Enterprises Corp.)	36,000,000	100.00%
	Supervisor	Yin, Chien Li(Representative of Uni-President Enterprises Corp.)	36,000,000	100.00%
	President	Wang, Ya Sheng		
Retail Support Taiwan Corp.	Chairman	Hsieh, Chien Nan(Representative of Retail Support International Corp.)	1,759,498	51.00%
	Director	Komori Yutaka、Hsu, Chin Pin(Representative of Retail Support International Corp.)	1,759,498	51.00%
		Lin, Ming Fang(Representative of FSG Co., Ltd.)	1,014,299	29.40%
		Huang, Wei Yu(Representative of Grand Fountain Co., Ltd.)	676,199	19.60%
	Supervisor	Huang, Li Tai(Representative of Retail Support International Corp.)	1,759,498	51.00%
		Cheng, Yueh Kuei(Representative of Grand Fountain Co., Ltd.)	676,199	19.60%
	President	Lin, Ming Fang	1	-
President Logistics International Co., Ltd.	Chairman	Hsieh, Chien Nan(Representative of Retail Support International Corp.)	3,499,994	58.33%
	Director	Hsu, Chin Pin、Peng, Hsieh Shou、Wu, San Hsien(Representative of Retail Support International Corp.)	3,499,994	58.33%
		Chen, Dong Ho(Representative of Uni-President Cold Chain Corp.)	1,000,000	16.66%
		Hsieh, Po Chung、Qiu, Te Chi(Representative of Wisdom Distribution Service Corp.)	1,000,000	16.66%
		Lin, Ming Fang(Representative of Retail Support Taiwan Corp.)	500,000	8.33%
	Supervisor	Huang, Li Tai(Representative of Retail Support International Corp.)	3,499,994	58.33%
		Su, Kun Pin(Representative of Uni-President Cold Chain Corp.)	1,000,000	16.66%
	President	Peng, Hsieh Shou		
President Nisshin Corp.	Chairman	Fukawa Mitsuo(Representative of Nisshin Oil Mills, Ltd.)	5,280,000	44.00%
	Vice Chairman	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	6,120,000	51.00%
	Director	Akitani Joukei、Negishi Hironori、Ebata Susumu、Ogome Kazuo(Representative of Nisshin Oil Mills, Ltd.)	5,280,000	44.00%
		Lin, Lung Yi、Yang, Chao、Chen, Chen Nan、Wu, Liang Feng(Representative of Uni-President Enterprises Corp.)	6,120,000	51.00%
	Supervisor	Ho Rid Yoshindri(Representative of Nisshin Oil Mills, Ltd.)	5,280,000	44.00%
		Chu, Kuang Nan(Representative of Uni-President Enterprises Corp.)	6,120,000	51.00%
	President	Wu, Liang Feng		
Hong Kong President Nisshin Holdings Ltd.	Director	Ho Rid Yoshindri(Representative of President Nisshin Corp.)	10,000	100.00%
President Packaging Corp.	Chairman	Hsu, Chung Jen(Representative of President Chain Store Corp.)	4,062,659	26.02%
	Director	Hsieh, Chien Nan(Representative of President Chain Store Corp.)	4,062,659	26.02%
		Lee, Jun Hsiao、Lee, Ruei Tse、Lee, Ruei Chin、Lai, Yong Yuan(Representative of Yihrong Investment Corp.)	3,139,443	20.10%
		Hsieh, Chih Peng、Chen, Ming Shan(Representative of Uni-President Enterprises Corp.)	3,926,175	25.14%
	Supervisor	Yang, Po Hsun(Representative of Uni-President Enterprises Corp.)	3,926,175	25.14%
	President	Lee, Ruei Chin	711,466	4.56%
Parabola Creative Inc.	Chairman	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	900,000	60.00%
	Director	Lin, Lung Yi、Lo, Chih Hsien、Hsieh, Chih Peng、Chen, Rui Tang(Representative of Uni-President Enterprises Corp.)	900,000	60.00%
		Sekiguchi Tsuneo、Osugi Shinkichi、Chen, Teng Pang、Lin, Chen Kun(Representative of Kuo-hua Inc.)	600,000	40.00%
	Supervisor	Huang, Chung Huang、Yang, Ming Chin(Representative of Uni-President Enterprises Corp.)	900,000	60.00%
	President	Tsai, Ching Kuo		
Ton Yi Pharmaceutical Corp.	Chairman	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	509,998	51.00%
	Director	Kao, Chin Yen、Lee, Hua Yang、Hsu, Chung Jen、Chung, Mao Chia(Representative of Uni-President Enterprises Corp.)	509,998	51.00%
		Wu, Ping Chih(Representative of Taipo Investment Corp.)	100,000	10.00%
		Kuo, Huaw Chiu、Wu, Chung Cheng(Representative of Tung Rui Investment Corp.)	389,998	39.00%

Directors, Supervisors and Presidents of Affiliated Enterprises (Continued)

IN NTD ; SHARES ; %

Name of Corporation	Title	Name or Representative	Shareholding Shares	%
	Supervisor	Lin, Tian Mao(Representative of Tung Rui Investment Corp.)	389,998	39.00%
	President	Chung, Mao Chia		
Tung Yuan Corp.	Chairman	Chen, Qian Chang(Representative of Uni-President Enterprises Corp.)	19,800,000	100.00%
	Director	Lin, Lung Yi、Yen, Po Rong、Yang, Wen Lung(Representative of Uni-President Enterprises Corp.)	19,800,000	100.00%
	Supervisor	Yang, Po Hsun(Representative of Uni-President Enterprises Corp.)	19,800,000	100.00%
	President	Tai, Wen Shyong		
Uni-President Dream Parks Corp.	Chairman	Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	3,099,993	100.00%
	Director	Yen, Po Ming、Hsu, Chung Jen、Lo, Chih Hsien、Huang, Xian Yan、Yang, Ming Chin (Representative of Uni-President Enterprises Corp.)	3,099,993	100.00%
	Supervisor	Lin, Lung Yi(Representative of Uni-President Enterprises Corp.)	3,099,993	100.00%
Kai Nan Investment Co., Ltd.	Chairman	Kao, Chin Yen(Representative of Uni-President Enterprises Corp.)	59,999,994	100.00%
	Director	Lin, Chang Sheng、Yen, Po Ming(Representative of Uni-President Enterprises Corp.)	59,999,994	100.00%
	Supervisor	Lin, Lung Yi(Representative of Uni-President Enterprises Corp.)	59,999,994	100.00%
Aimservices Uni-President Co., Ltd.	Chairman	Huang, Xian Yan(Representative of Uni-President Enterprises Corp.)	4,999,997	49.99%
	Director	Lee, Hua Yang、Chen, Ming Shan、Su, Shin Ten(Representative of Uni-President Enterprises Corp.)	4,999,997	49.99%
		Kenichiro Sekiya、Hiroshi Horikawa(Representative of AIM Service)	3,000,000	30.00%
		Toshio Yamamura(Representative of Mitsui Co., Ltd.)	1,500,000	15.00%
		Tsai, Chi Fu(Representative of Mitsui Co. (Taiwan), Ltd.)	500,000	5.00%
	Supervisor	Yin, Chien Li(Representative of Uni-President Enterprises Corp.)	4,999,997	49.99%
		Satoshi Ichikawa(Representative of Mitsui Co. (Taiwan), Ltd.)	500,000	5.00%
	President	Su, Shin Ten		
President Tokyo Corp.	Chairman	Kozake Yoichi(Representative of Tokyo Leasing Co., Ltd.)	9,800,000	49.00%
	Director	Fujino Toru(Representative of Tokyo Leasing Co., Ltd.)	9,800,000	49.00%
		Lin, Chung Sheng(Representative of President Investment Corp.)	4,950,000	24.75%
		Lin, Chang Sheng(Representative of Uni-President Enterprises Corp.)	4,200,000	21.00%
	Supervisor	Wu, Jing Yuan(Representative of President Investment Corp.)	4,950,000	24.75%
	President	Lin, Chung Sheng		
Pcyber.com. Co., Ltd.	Chairman	Lo, Chih Hsien(Representative of Uni-President Enterprises Corp.)	6,500,000	100.00%
	Director	Huang, Xian Yan、Yang, Wen Lung、Lai, Nan Pei、Chuang, Shih Hong、Chen, I Fu (Representative of Uni-President Enterprises Corp.)	6,500,000	100.00%
	Supervisor	Kao, Hsien Sheng(Representative of Uni-President Enterprises Corp.)	6,500,000	100.00%

Summarized Operation Results of Affiliated Enterprises

IN THOUSAND NTD

Name of Corporation	Paid-in Capital	Total Assets	Total Liabilities	Net Worth	Net Operating Revenues	Operating Income	Net Income	Earning Per Share(NTD)
Uni-President Enterprises Corp.	33,476,572	72,163,028	29,879,897	42,283,131	33,348,556	162,274	3,013,760	0.90
President Global Corp.	175,000	533,330	133,735	399,595	272,090	39,375	6,887	-
Ameripec Inc.	91,035	316,750	172,095	144,655	396,095	(7,735)	(5,040)	-
Cayman President Holdings Ltd.	3,502,100	15,611,336	15,110,816	500,520	7,370	(162,626)	(162,877)	-
Uni-President (Thailand) Ltd.	570,750	461,379	442,073	19,305	316,355	(60,514)	(76,280)	(1.17)
Uni-President (Vietnam) Co., Ltd.	723,145	809,518	129,552	679,967	90,315	(42,603)	(41,757)	-
Uni-President (Philippines) Corp.	*13,600*	*2,759*	*747*	*2,012*	*1,625*	*(2,476)*	*(13,318)*	-
RFM President Enterprises Corp.	119,000	119,604	2,922	116,682	-	(6,064)	(2,318)	-
President Energy Development (Cayman) Ltd.	1,316,000	1,188,026	7,823	1,180,203	-	-	(29,468)	(0.10)
President Enterprises (China) Investment Co., Ltd.	8,687,675	13,445,601	4,217,928	9,227,673	17,318,445	204,955	153,580	-
Shanghai President Enterprises Livestock Food Co., Ltd.	183,859	155,437	89,560	65,878	386,708	(36,708)	(38,024)	-
Xinjiang President Enterprises Food Co., Ltd.	423,118	361,875	184,294	177,581	259,053	1,231	(3,324)	-
Tianjing President Enterprises Food Co., Ltd.	414,442	397,407	159,134	238,273	421,771	(5,774)	(15,200)	-
Chengdu President Enterprises Food Co., Ltd.	687,630	1,013,078	336,563	676,515	1,645,522	59,460	62,369	-
Meishan President Feed & Oil Co., Ltd.	245,282	334,657	27,447	307,210	302,772	(29,357)	(27,776)	-
Guangzhou President Enterprises Co., Ltd.	1,689,939	2,102,008	1,162,628	939,380	2,865,133	(36,506)	(54,651)	-
Zhongshan President Enterprises Co., Ltd.	421,777	488,461	20,111	468,350	309,912	49,558	50,487	-
Beijing President Food Co., Ltd.	376,336	735,374	210,207	525,167	1,505,383	91,113	71,858	-
Wuhan President Enterprises Food Co., Ltd.	859,053	1,514,424	251,042	1,263,382	2,603,582	195,030	186,203	-
Nanchang President Enterprises Co., Ltd.	190,305	234,311	49,250	185,061	-	(5,819)	(5,244)	-
Kunshan President Enterprises Food Co., Ltd.	1,373,779	2,737,924	1,055,135	1,682,789	5,679,107	266,466	254,224	-
Guangzhou Wang Sheng Industrial Co., Ltd.	21,145	21,425	239	21,186	19,139	(56)	38	-
Qingdao President Feed & Livestock Co., Ltd.	525,129	477,220	20,488	456,732	161,057	(40,579)	(36,885)	-
Shenyang President Enterprises Co., Ltd.	698,504	934,693	184,566	750,128	1,187,595	12,617	34,810	-
Hefei President Enterprises Co., Ltd.	*350,149*	*581,601*	*239,429*	*342,172*	*884,402*	*2,792*	*8,508*	-
Harbin President Enterprises Co., Ltd.	525,200	668,412	203,388	465,024	457,620	(65,051)	(65,621)	-
Changjiagang President Nisshin Food Co., Ltd.	596,940	616,038	74,666	541,372	438,740	22,125	15,476	-
Hong Kong President Holdings Co., Ltd.	362,215	281,575	840,000	(558,425)	21,175	10,920	(162,750)	-
Uni-President International (HK) Co., Ltd.	26,916	43,730	38,557	5,173	141,789	(43,649)	2,512	0.42
President International Trade & Investment Corp.	420	1,471,084	126,522	1,344,562	-	-	(240,897)	-
Tianjing President International Food Co., Ltd.	335,816	180,005	105,324	74,681	77,625	(5,800)	(27,411)	-
Shanghai President International Food Co., Ltd.	467,452	237,651	156,590	81,061	195,820	(15,862)	(29,151)	-
Uni-President (U.S.A.), Inc.	525,000	560,635	209,891	350,744	188,598	(47,452)	(53,234)	-
Kai Yu Investment Co., Ltd.	3,200,000	1,934,980	1,197,040	737,940	1,147,973	(1,207,565)	(1,239,556)	(3.87)
Tung Ang Enterprises Corp.	30,000	130,633	82,391	48,242	693,353	2,020	3,806	1.27
Tung Tain Enterprises Corp.	10,000	9,370	118	9,252	71,256	58	(219)	(0.22)
Jiu Cheng Enterprises Corp.	3,000	1,899	92	1,808	20,360	(607)	(697)	(2.32)
Uni-President Vender Corp.	25,000	176,587	154,887	21,700	1,253,897	48,943	(327)	(1.31)
Tung Li Food Corp.	10,000	6,469	144	6,325	63,868	(753)	(1,074)	(1.07)
Kai Yu (BVI) Investment Co., Ltd.	940,741	3,110,527	2,585,226	525,301	-	-	(355,987)	-
Shanghai Songjiang President Enterprises Co., Ltd.	283,014	202,882	64,467	138,415	45,605	(22,194)	(11,725)	-
Fuzhou President Enterprises Co., Ltd.	52,506	92,399	42,248	50,150	-	(2,447)	(2,355)	-
Beijing President Enterprises Drinks & Food Co., Ltd.	174,918	384,414	211,280	173,133	595,470	(4,774)	(1,784)	-
President Coffee (Cayman) Holdings Ltd.	210,000	100,541	7,383	93,158	788	(55,950)	(55,950)	-
Shanghai President Coffee Co., Ltd.	140,000	196,441	121,158	75,283	219,207	(43,964)	(36,427)	-
Century Quick Service Restaurant Corp.	190,000	164,895	285,054	(120,159)	298,929	(147,480)	(183,666)	(9.67)
Nanlien International Corp.	1,000,000	3,288,092	2,007,324	1,280,768	7,258,560	170,040	192,576	1.93

Summarized Operation Results of Affiliated Enterprises (Continued)

IN THOUSAND NTD

Name of Corporation	Paid-in Capital	Total Assets	Total Liabilities	Net Worth	Net Operating Revenues	Operating Income	Net Income	Earning Per Share(NTD)
Uni-President Auto Accessories Corp.	25,000	38,567	13,417	25,149	41,913	(2,066)	64	0.03
Nella Limited.	45	261,361	278,223	(16,862)	839,989	6,347	(2,993)	-
Guangzhou Nella Ltd.	21,145	4,138	18,764	(14,626)	11,325	888	568	0.27
Tunnel International Marketing Corp.	700	5,562	5,121	441	16,908	(703)	(431)	(6.16)
Wei Lien Enterprises Corp.	5,000	5,933	2,001	3,932	3,702	(1,893)	(255)	(0.51)
Lulua Spinning & Weaving Factory Co.L.I.	72,502	166,149	155,848	10,301	-	-	-	-
Cayman Nanlien Holding Ltd.	140,350	113,771	3,517	110,254	0	(2,796)	(2,792)	(0.21)
Lien Liang Enterprises Corp.	13,000	11,983	5,348	6,635	37,876	(950)	(1,416)	(1.09)
Lien Yu Enterprises Corp.	27,500	44,216	9,831	34,385	265,880	6,268	4,520	1.64
Lien Yi Enterprises Corp.	25,000	33,759	2,487	31,272	183,582	2,268	4,069	1.63
Lien Bai Enterprises Corp.	48,000	58,421	15,820	42,601	177,452	(2,947)	2,910	0.61
Xin Sheng Food Corp.	7,500	17,709	5,819	11,889	102,764	3,920	2,956	3.94
Xian Jin Food Corp.	5,000	15,582	6,904	8,678	95,427	3,344	2,649	5.30
Tung Chang Enterprises Corp.	7,000	12,188	6,879	5,309	38,682	(713)	(1,551)	2.22
Tung Hsiang Enterprises Corp.	45,000	122,037	70,059	51,978	471,780	7,888	6,575	1.46
Yuan Tai Enterprises Corp.	5,500	22,899	15,873	7,026	80,949	1,611	714	1.30
Tung Huang Enterprises Corp.	6,000	17,779	6,823	10,957	118,713	10,220	3,522	5.87
Tung Lin Enterprises Corp.	20,000	23,869	1,250	22,619	160,774	796	1,813	0.91
Tung Shun Enterprises Corp.	45,000	146,162	94,267	51,895	516,324	8,146	6,504	1.45
Chi Fu Enterprises Corp.	22,000	23,707	551	23,156	156,457	5,030	1,537	0.70
Gean Fu Enterprises Corp.	20,000	22,531	264	22,267	166,033	1,157	471	0.24
Jian Hua Enterprises Corp.	10,000	20,543	8,445	12,098	106,370	1,431	1,034	1.03
Sheng Tung Corp.	9,000	14,659	6,697	7,963	57,485	962	823	0.91
Tung Shen Corp.	16,000	36,151	18,286	17,864	146,417	823	1,447	0.90
Tung Yi Enterprises Corp.	10,000	62,867	49,190	13,677	272,716	6,587	2,568	2.57
Lien Song Enterprises Corp.	15,500	27,538	12,551	14,987	254,330	(1,577)	35	0.02
Lien You Enterprises Corp.	28,000	43,855	18,999	24,855	207,181	2,904	1,124	0.40
Lien Lu Enterprises Corp.	50,000	125,105	82,038	43,066	494,824	2,068	(1,038)	(0.21)
Hua Zuo Corp.	10,000	24,735	17,239	7,496	113,425	2,271	(2,768)	(2.77)
Jin Yu Enterprises Corp.	12,000	26,865	14,259	12,606	105,507	2,557	314	0.26
Tung Che Enterprises Corp.	20,000	62,596	40,657	21,939	248,054	2,518	1,876	0.94
Tung Xu Corp.	5,000	7,068	1,476	5,591	31,435	687	556	1.11
Tung Ching Enterprises Corp.	30,000	30,469	269	30,200	192,435	(1,075)	119	0.04
Xie Tung Enterprises Corp.	5,000	5,570	703	4,867	48,154	791	392	0.78
Quan Jie Corp.	10,000	25,092	14,162	10,929	117,906	2,855	583	0.58
Cheng Miao Industrial Corp.	10,000	20,850	8,120	12,730	114,361	1,891	1,350	1.35
Chao Tung Enterprises Corp.	20,000	31,460	9,803	21,657	77,340	472	1,210	0.61
Tung Huei Corp.	4,000	6,866	1,888	4,977	29,940	657	771	1.93
Jian Fu Food Corp.	8,000	25,144	12,948	12,196	115,515	3,179	3,203	4.00
Miao Tung Food Corp.	4,000	18,218	10,314	7,904	85,698	6,804	3,196	7.99
San Zhui Food Corp.	9,000	27,481	12,110	15,371	162,725	29,997	4,742	5.27
Xin Ya Enterprises Corp.	15,000	46,049	28,650	17,398	194,690	(260)	2,122	1.42
Tung Guan Egg Corp.	20,000	30,754	12,581	18,173	88,791	(3,389)	(112)	(0.06)
Sheng Tung Enterprises Corp.	4,500	9,271	3,921	5,350	71,770	1,321	634	1.41
Tung Lien Enterprises Corp.	12,000	30,537	13,473	17,064	141,743	3,944	3,102	2.59
Union Chinese Corp.	100,000	198,505	95,936	102,569	352,188	16,237	8,055	0.81
Tung Ding Food Corp.	6,000	9,344	3,881	6,648	6,642	(20)	(3)	(0.01)

Summarized Operation Results of Affiliated Enterprises (Continued)

IN THOUSAND NTD

Name of Corporation	Paid-in Capital	Total Assets	Total Liabilities	Net Worth	Net Operating Revenues	Operating Income	Net Income	Earning Per Share(NTD)
Tung Chu Enterprises Corp.	30,000	140,602	96,362	44,240	768,922	5,455	7,684	2.56
Tung Hsiang Corp.	80,000	550,744	456,856	93,888	2,147,727	8,787	13,073	1.63
Tung Jun International Corp.	12,000	26,499	14,242	12,257	65,357	(1,382)	181	0.15
Tung Chang Enterprises Corp.	10,000	11,601	1,805	9,796	1,600	(327)	(204)	(0.20)
Tung Yu Enterprises Corp.	80,000	124,174	45,072	79,103	123,292	(1,074)	(897)	(0.11)
Tung Po Enterprises Corp.	15,000	34,252	12,693	21,559	212,002	6,997	5,233	3.49
Tung Zai Corp.	4,000	14,976	6,706	8,270	77,960	5,516	3,365	8.41
Hui Sheng Enterprises Corp.	12,000	21,924	13,066	8,858	80,915	(2,050)	(3,202)	(2.67)
Tung Li Enterprises Corp.	3,000	7,993	2,893	5,101	46,672	3,816	1,637	5.46
Liang Tung Enterprises Corp.	7,000	12,889	4,979	7,909	81,625	1,743	826	1.18
Lien Liang Enterprises Corp.	7,000	11,133	4,287	6,846	58,841	304	(416)	(0.59)
Lien Ming Enterprises Corp.	13,000	30,573	13,130	17,442	131,854	2,790	2,342	1.80
President Chain Store Corp.	6,936,495	21,530,959	11,551,213	9,979,746	64,787,924	2,390,722	1,842,748	2.66
PCS (BVI) Holding Ltd.	1,308,624	1,179,960	-	1,179,960	188	82	(81,585)	-
PCS (Labuan) Holdings Ltd.	695,855	624,586	-	624,586	10	(157)	(57,316)	-
Philippine Seven Corp.	161,322	724,525	270,154	454,372	1,983,103	(56,161)	(24,870)	-
Convenience Distribution Inc.	25,818	31,203	2,587	28,614	33,527	685	(312)	-
President Drugstore Business Corp.	198,000	436,852	262,428	174,423	1,427,527	(25,334)	(17,828)	-
President Direct Marketing Corp.	70,000	168,018	117,727	50,291	380,933	(11,003)	(2,491)	-
Rui Hui Investment Corp.	198,000	146,460	198	146,261	11,314	10,531	10,528	0.53
Capital Inventory Service Corp.	37,290	84,424	33,718	50,706	156,537	12,339	10,312	2.77
Duskin Serve Taiwan Co., Ltd.	300,000	99,125	35,780	63,345	195,102	(8)	2,808	0.09
President Yamako Corp.	65,000	97,839	42,645	55,195	17,769	(17,892)	(9,664)	(1.49)
Books.com Co., Ltd.	199,900	127,129	67,469	59,659	169,084	(54,018)	(60,168)	-
Wisdom Distribution Service Corp.	75,400	624,275	524,470	99,805	3,124,619	17,215	21,529	2.86
President Information Corp.	132,000	353,602	191,615	161,987	628,222	38,639	25,960	1.97
President Coffee Corp.	198,000	790,979	690,799	100,180	1,367,446	(11,142)	(26,127)	-
Mech-President Corp.	660,000	930,403	749,979	180,424	3,361,680	(6,332)	190	-
Safety Elevator Corp.	1,000	929	231	699	1,665	1,665	(45)	-
Shanghai Mech-President Co., Ltd.	34,601	-	-	-	-	-	-	-
Uni-President Cold Chain Corp.	237,996	1,259,424	913,885	345,539	6,909,109	122,514	99,594	4.18
President Transnet Corp.	495,000	689,312	686,404	2,908	385,590	(347,052)	(369,759)	-
Uni-President Oven Bakery Corp.	180,000	177,777	59,221	118,556	334,147	(57,573)	(61,608)	-
President Engineering Technology Corp.	50,000	118,740	68,374	50,366	84,809	98	366	0.07
President Musashino Corp.	498,000	739,208	251,651	487,557	568,656	15,370	27,262	0.73
Uni-President Takashimaya Co., Ltd.	250,000	249,072	2,561	246,511	-	(5,917)	(3,489)	-
President Technology Corp.	50,000	79,985	29,715	50,270	60,388	(275)	270	0.05
President Asian Enterprises Inc.	364,216	944,891	912,320	32,571	80,921	(64,991)	(55,500)	-
President Hotel Inc.	2	32,740	119,803	(87,064)	21,289	(6,937)	(5,733)	-
President Canada Construction Inc.	2	5,879	5,989	(110)	3,664	3,664	(98)	-
President Canada Real Estate Services Inc.	2	810	3,374	(2,564)	6,821	6,821	(1,818)	-
555053 British Columbia Ltd	-	-	3	(3)	-	-	-	-
Ton Yi Industrial Corp.	15,347,009	34,187,108	17,692,037	16,495,071	12,644,683	854,621	(392,318)	(0.26)
Tovecan Corp.	112,000	172,378	7,708	164,670	119,099	14,685	11,987	-
Cayman Ton Yi Industrial Holdings Ltd.	1,388,578	5,936,291	6,709,599	(773,308)	3,466,804	(16,197)	(783,719)	(202.80)
Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	1,750	633,465	554	632,911	-	(64)	(163,539)	-
Jiangsu Ton Yi Tinplate Co., Ltd.	1,411,492	4,585,328	4,016,216	569,112	2,078,482	(51,305)	(186,259)	-

Summarized Operation Results of Affiliated Enterprises (Continued)

IN THOUSAND NTD

Name of Corporation	Paid-in Capital	Total Assets	Total Liabilities	Net Worth	Net Operating Revenues	Operating Income	Net Income	Earning Per Share(NTD)
Cayman Fujian Ton Yi Industrial Holdings Ltd.	1,860	1,047,741	743	1,046,998	-	(81)	(140,392)	-
Fujian Ton Yi Tinplate Co., Ltd.	1,514,341	4,824,651	3,592,547	1,232,104	2,037,385	(203,211)	(166,458)	-
Chendu Ton Yi Industrial Packing Co., Ltd.	265,022	586,974	491,538	95,436	250,314	(48,951)	(16,405)	-
Wuxi Ton Yi Industrial Packing Co., Ltd.	241,010	1,385,232	1,229,722	155,510	654,486	(7,784)	(28,984)	-
Hong Kong Ton Yi Industrial Holdings Co., Ltd.	350	300,365	292,241	8,124	316,182	(17,878)	(17,886)	-
New Dawn Enterprises Ltd.	6,567	6,567	-	6,567	-	-	-	-
Uni-President Organics Corp.	100,000	55,480	21,854	33,626	91,694	(22,378)	(24,557)	(2.46)
President International Development Corp.	15,000,000	21,277,241	7,340,885	13,936,356	-	-	(623,202)	(0.42)
President(BVI) International Investment Holdings Ltd.	4,145,715	6,004,635	927,080	5,077,555	-	-	750,137	6.56
Tung Li Development Corp.	4,940	94,995	93,196	1,799	42,169	2,661	687	1.39
President Life Sciences Co., Ltd.	1,500,000	1,509,867	1,947	1,507,920	-	-	(81,112)	(0.54)
President Biosystems Co., Ltd.	40,000	38,107	334	37,773	-	(2,607)	(2,227)	(0.56)
Protein Institute Inc.	175	70,245	35	70,210	-	-	140	-
President Life Sciences Cayman Co., Ltd.	708,715	635,670	-	635,670	-	-	(70,361)	(3.60)
President Medical Technologies Corp.	50,000	220,864	172,033	48,831	99,700	(22,280)	(19,493)	(3.89)
President Natural Industrial Corp.	120,000	151,266	61,779	89,486	139,786	(39,981)	(39,981)	(3.33)
President Baseball Team Corp.	30,000	59,494	39,197	20,297	139,683	(838)	(890)	(29.67)
President Pharmaceutical Corp.	198,000	477,757	438,092	39,665	814,304	4,385	(11,102)	(0.56)
Tone Sang Construction Corp.	198,000	766,885	759,247	7,638	23,314	(22,686)	(48,631)	(2.46)
President Entertainment Corp.	1,035,000	2,227,349	907,173	1,320,175	10,434	(17,182)	(14,140)	(0.14)
President Kikkoman Inc.	120,000	459,732	180,831	278,901	734,898	71,448	53,750	4.48
Retail Support International Corp.	200,000	2,907,145	2,585,843	321,301	16,256,651	76,313	85,963	4.30
Retail Support Taiwan Corp.	34,500	71,012	24,096	46,915	154,553	13,297	10,578	3.07
President Logistics International Co., Ltd.	60,000	231,636	163,709	67,927	251,936	11,864	8,376	1.40
President Fair Development Corp.	3,000,000	5,210,329	2,393,949	2,816,380	-	(25,149)	(25,129)	(0.08)
President Nisshin Corp.	120,000	287,697	61,924	225,773	736,737	70,059	56,807	4.73
Hong Kong President Nisshin Holdings Ltd.	35	35	-	35	-	-	-	-
President Packaging Corp.	156,160	862,205	659,512	202,693	672,013	73,586	38,853	2.49
Parabola Creative Inc.	15,000	18,269	6,192	12,076	38,618	(2,915)	(2,049)	(1.37)
Ton Yi Pharmaceutical Corp.	10,000	6,588	18	6,570	-	(152)	(147)	(0.15)
Tung Yuan Corp.	198,000	260,056	55,252	204,804	225,549	(1,495)	222	0.01
Uni-President Dream Parks Corp.	31,000	154,601	122,737	31,865	852,860	3,798	1,207	0.39
Aimservices Uni-President Co., Ltd.	100,000	102,384	9,361	93,023	-	-	-	-
Uni-President Glass Industrial Co., Ltd.	360,000	734,338	450,459	283,879	320,346	91	(31,587)	(0.88)
Kai Nan Investment Co., Ltd.	600,000	566,060	3,434	562,627	-	(16,043)	(18,175)	(0.30)
President Tokyo Corp.	200,000	1,529,046	1,371,335	157,711	833,601	5,947	(15,411)	(0.77)
Pcyber.com. Co., Ltd.	65,000	28,444	13,441	15,003	75,876	(27,888)	(28,192)	(4.34)

USD:NTD=1:35.00 HKD:NTD=1:4.486 RMB:NTD=1:4.229 BHD:NTD=1:0.761

PSO:NTD=1:0.68 CAD:NTD=1:21.97 NTD:VND=1:435

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT ACCOUNTANTS
DECEMBER 31,2001

ANNOUNCEMENT

We confirm, to the best of our knowledge and belief, the following representations:

1. The consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries for the year ended December 31, 2001 were prepared in accordance with "The Rules Governing The Preparation of Affiliated Enterprises Consolidated Operating Report, Affiliated Enterprises Consolidated Financial Statements and Relationship Report", the related decrees, and the generally accepted accounting principles in the Republic of China.

2. The consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries for the year ended December 31, 2001 were prepared without omission of material information and do not include any false or misleading information.

Wu, Shiu Chi

Chairman

Uni-President Enterprises Corp.

March 18, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

March 18, 2002

(01). B P12D 20517

To the shareholders of Uni-President Enterprises Corp.

We have reviewed the consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries for the year ended December 31, 2001. Our review was made in accordance with "The Rules Governing Review of Affiliated Enterprises Consolidated Financial Statements." Our review is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole, accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above in order for them to be in conformity with "The Rules Governing The Preparation of Affiliated Enterprises Consolidated Operating Report, Affiliated Enterprises Consolidated Financial Statements and Relationship Report" and the generally accepted accounting principles in the Republic of China.

PricewaterhouseCoopers

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2001
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

ASSETS	
Current Assets	
Cash and cash equivalent (Note 4(1))	$ 3, 650, 383
Short-term investments (Notes 4(2) and 6)	8, 376, 207
Notes receivable (Notes 4(3) and 5)	1, 159, 311
Accounts receivable from third parties (Note 4(4))	2, 078, 261
Accounts receivable from related parties (Note 5)	2, 586, 540
Other receivables from third parties (Note 4(20))	2, 085, 742
Other receivables from related parties (Note 5)	799, 085
Inventories (Note 4(5))	9, 023, 066
Prepayments	1, 593, 218
Other current assets (Notes 4(20) and 6)	562, 529
	31, 914, 342
Long-term Investments (Notes 4(6), 5 and 6)	51, 791, 570
Allowance for excess of cost over market value of long-term investments	(156, 270)
	51, 635, 300
Property, Plant and Equipment (Notes 4(7), 5 and 6)	
Cost:	
Land	6, 271, 113
Buildings	13, 167, 232
Machinery and equipment	40, 856, 137
Storage facilities	165, 382
Electrical installations	757, 033
Research equipment	108, 369
Transportation equipment	947, 491
Furniture and fixtures	8, 348, 195
Leased property	254, 440
Leasehold improvement	2, 632, 372
Other equipment	6, 902, 617
Revaluation increment	3, 233, 082
Cost and revaluation	83, 643, 463
Less: Accumulated depreciation	(26, 286, 516)
Construction in progress and advance to suppliers	1, 629, 926
	58, 986, 873
Intangible Assets (Notes 4(10), 4(16) and 6)	
Trademarks	61, 226
Deferred pension cost	471, 737
Other intangible assets	748, 207
	1, 281, 170
Other Assets	
Assets held for lease (Notes 4 (8) and 6)	1, 019, 329
Idle assets (Notes 4 (9) and 6)	475, 178
Guaranteed deposits	922, 564
Deferred expenses (Note 4(10))	939, 194
Long-term receivables (Notes 4(11) and 7)	537, 240
Deferred income taxes (Note 4(20))	357, 973
Other (Note 4(7))	3, 048, 910
	7, 300, 388
TOTAL ASSETS	$151, 118, 073

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2001
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Short-term loans (Notes 4(12) and 6)	$ 12,476,591
Commercial papers payable (Notes 4(13) and 6)	5,716,630
Notes payable from related parties (Note 5)	669,091
Accounts payable from related parties (Note 5)	6,956,663
Income tax payable (Note 4(20))	448,597
Accrued expenses (Note 5)	3,815,266
Other payables from related parties (Note 5)	4,167,354
Cash in advance	125,177
Current portion of long-term liabilities (Notes 4(7), 4(14), 4(15) and 6)	4,470,202
Other current iiabilities	32,453
	38,878,024
Long-term Liabilities	
Bonds payable (Note 4(14))	1,002,506
Long-term loans (Notes 4(15) and 6)	44,778,172
Long-term payables (Note 4(7))	178,201
	45,958,879
Other Reserves	
Provision for land-value incremental tax (Note 4(7))	1,725,349
Other Liabilities	
Provision for retirement plan (Notes 3 and 4(16))	1,110,744
Customers' deposits	930,489
Other (Note 4(6))	21,158,358
	23,199,591
TOTAL LIABILITIES	109,761,843
Stockholders' Equity	
Common stock (Notes 1 and 4(17))	33,476,572
Capital reserve (Notes 4(7), 4(17) and 4 (18))	
Assets revaluation	452,131
Gain on disposal of property, plant and equipment	10,889
Donated capital	228
Long-term investments	439,806
Retained earnings (Notes 4(17) and 4 (19))	
Legal reserve	4,216,966
Special earnings reserve	354,622
Unappropriated	3,499,252
Unrealized loss on market value decline of long-term equity investments	(163,447)
Cumulative translation adjustment	59,364
Unrecognized pension cost	(8,616)
Treasury stock (Notes 4(6) and 4(17))	(981,537)
	41,356,230
Contingent Liabilities and Commitments (Notes 5 and 7)	
Significant Subsequent Event (Note 9)	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$151,118,073

The accompanying consolidated notes are an integral part of the consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

Operating Revenues (Note 5)	
Gross sales	$128,652,616
Less: Sales returns	(420,177)
Sales allowance	(2,628,878)
Net sales	125,603,561
Other	3,690,464
	129,294,025
Operating Costs (Note 5)	
Cost of goods sold	(90,394,843)
Other	(1,928,114)
	(92,322,957)
Gross Profit	36,971,068
Operating Expenses (Note 5)	
Selling expenses	(27,928,360)
Administrative and general expenses	(5,853,422)
Research and development expenses	(285,499)
	(34,067,281)
Operating Income	2,903,787
Other Income	
Interest income (Note 5)	105,142
Income from investments	135,802
Gain on disposal of property, plant and equipment (Note 5)	19,484
Gain on sale of investments	4,642,824
Gain on foreign currency transactions	434,547
Rental income (Notes 4(8) and 5)	364,951
Gain on inventory taking	21,000
Others (Note 5)	1,907,438
	7,631,188
Other Expenses	
Interest expenses (Note 4(7))	(3,165,410)
Loss from investments (Note 4(6))	(2,055,933)
Loss on disposal of property, plant and equipment (Note 5)	(85,087)
Loss on inventory taking	(1,334)
Loss on reduction and obsolescence of inventory to market	(134,164)
Expenditure for issue of commercial papers	(13,968)
Shutdown loss	(41,082)
Others	(627,788)
	(6,124,766)
Income Before Income Taxes And Minority Interests	4,410,209
Income Tax Expenses (Note 4(20))	(780,014)
Net Income Before Minority Interests	3,630,195
Minority Interests In Subsidiaries Earnings	(616,435)
Net Income	$ 3,013,760
Earnings Per Common Share (NT$) (Note 4(21))	
Net income before minority interests	$ 1.08
Minority interests in subsidiaries earnings	(0.18)
Net income	$ 0.90

The accompanying consolidated notes are an integral part of the consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT AS OTHERWISE INDICATED)

Note 1. HISTORY AND ORGANIZATION

1. Uni-President Enterprises Corp. (the Company) was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with an initial capital of $32,000. As of December 31, 2001, the paid-in capital was $33,476,572, divided into 3,347,657,000 shares of common stock with $10 (NT dollar) par value per share. The Company primarily engages in the manufacture, processing and sales of various soft drinks, foods, flour and animal feeds.

   The common shares of the Company have been listed on the Taiwan Stock Exchange since December 1987.

2. Name of consolidated subsidiaries, their major business and percentage owned by the Company

Name of subsidiaries	Relationship of related parties	Major business	Percentage owned
Cayman President Holding Ltd.	Majority owned subsidiary	General investments	100.00%
Nanlien Industrial Corp.	Majority owned subsidiary	General tradings	99.99% (Note 1)
President International Development Corp.	Majority owned subsidiary	Development and management of shopping malls	58.50% (Notes 1 ~ 4)
President Chain Store Corp.	Directly or indirectly control over personnel matters, finances and operations	Operators of convenience stores and retails of foods, cans and household goods, etc.	44.28% (Notes 2 and 4)
Ton Yi Industrial Corp.	Directly or indirectly control over personnel matters, finances and operations	Manufacturing flat clod rolled steel plate, tin mill black plate, tinplate, printed tinplate and tin cans; and imports & exports of the machinery for tinplate and tin cans making.	43.34% (Notes 3 and 4)

Name of subsidiaries	Relationship of related parties	Major business	Percentage owned
Uni-President Cold-Chain Corp.	Directly or indirectly control over personnel matters, finances and operations	Distribution of baking foods, cold foods and drinks	20.00% (Notes 1,2 and 5)
Retail Support International Corp.	Directly or indirectly control over personnel matters, finances and operations	Distribution, sorting, warehousing and sales of various canned foods	20.00% (Notes 1 and 2)
Mech-President Corp.	Directly or indirectly control over personnel matters, finances and operations	Manufacturing elevator and operators of filling station	20.00% (Notes 2 and 5)

(Note 1) As of December 31, 2001, 0.67% of President International Development Corp., 20.00% of Uni-President Cold-Chain Corp. and 20.00% of Retail Support International Corp. were owned by Nanlien Industrial Corp..

(Note 2) As of December 31, 2001, 3.33% of President International Development Corp., 60.00% of Uni-President Cold-Chain Corp., 25.00% of Retail Support International Corp. and 66.30% of Mech-President Corp. were owned by President Chain Store Corp..

(Note 3) As of December 31, 2001, Ton Yi Industrial Corp. owned 3.33% of President International Development Corp..

(Note 4) As of December 31, 2001, 1.39% and 0.21% of Ton Yi Industrial Corp. were owned by President International Development Corp. and President Chain Store Corp., resptctively. They were accounted for as short-term investment.

(Note 5) New consolidated affiliated enterprise.

3. Non-consolidated affiliated enterprises

Name of subsidiaries	Percentage owned by the Company	Reason for Non-consolidation
President International Trade and Investment Corp.	100.00%	(Note 1)
Kai Yu Investment Co., Ltd.	100.00%	(Note 1)
Uni-President Glass Industrial Co., Ltd. (Note 2)	100.00%	(Note 1)
Kai Nan Investment Co., Ltd.	100.00%	(Note 1)

Name of subsidiaries	Percentage owned by the Company	Reason for Non-consolidation
President Global Corp.	100.00%	(Note 1)
U-Chains Enterprises Corp.	100.00%	(Note 1)
Uni-President Dream Parks Corp.	100.00%	(Note 1)
President Baseball Team Corp.	100.00%	(Note 1)
President Digital Network Corp.	100.00%	(Note 1)
Tone Sang Construction Corp.	100.00%	(Note 1)
President Natural Industrial Corp.	74.85%	(Note 1)
President Pharmaceutical Corp.	73.74%	(Note 1)
President Entertainment Corp.	61.80% (Note 3)	(Note 1)
Parabola Creative Inc.	60.00%	(Note 1)
President Nisshin Corp.	51.00%	(Note 1)
Ton Yi Pharmaceutical Corp.	51.00%	(Note 1)
Ton-Jeng Development Corp.	50.00% (Note 3)	(Note 1)
President Kikkoman Inc.	50.00%	(Note 1)
AIM Serrice Uni-President Co., Ltd.(Note 2)	50.00%	(Note 1)
President Asia Enterprises Inc.	50.00% (Note 6)	(Note 1)
President Organics Co.,	50.00% (Notes 4 and 5)	(Note 1)
President Coffee Corp.	45.00% (Note 4)	(Note 1)
Uni-President Oven Bakery Corp.	40.00% (Note 4)	(Note 1)
President Packaging Ind. Corp.	25.14% (Note 4)	(Note 1)
President Tokyo Corp.	21.00%	(Note 1)
President Transnet Corp.	20.00% (Note 4)	(Note 1)
President Information Corp.	100.00% (Notes 4 and 7)	(Note 1)

(Note 1) Majority owned subsidiary's total assets and total operating revenues constitute less than 10% of the respective accounts of the Company.

(Note 2) A new non-consolidated subsidiary.

(Note 3) As of December 31, 2001, 38.20% of President Entertainment Corp. and 50.00% of Ton-Jeng Development Corp. were owned by President International Development Corp.

(Note 4) As of December 31, 2001, 20.00% of President Organics Co., 50.00% of President Coffee Corp., 60.00% of Uni-President Oven Bakery Corp., 26.02% of President Packaging Ind. Corp., 80.00% of President Transnet Corp., and 54.17% of President Information Corp., were owned by President Chain Store Corp.

(Note 5) As of December 31, 2001, 10.00% of President Organics Co. was owned by Nanlien Industrial Corp.

(Note 6) As of December 31, 2001, 0.02% of President Asia Enterprises Corp. was owned by Cayman President Holding Ltd.

(Note 7) As of December 31, 2001, 2.50% of President Information Corp. was owned by Retail Support International Corp.

4. Adjustment on different accounting period of affiliated enterprises: None.
5. Special operating risk on foreign affiliated enterprises: None.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Principles of consolidation

The consolidated financial statements include all majority owned subsidiaries, except for subsidiaries with total assets and operating revenue constituting less than 10% of the Company's non-consolidated total assets and operation revenue. Irrespective of the above test, if the combined operating revenues and total assets of all such non-consolidated subsidiaries exceed 30% of the Company's non-consolidated total assets and operating revenue, then each individual subsidiary with total assets or operating revenue greater than 3% of the Company's respective non-consolidated total assets and operating revenue are consolidated.

The consolidated financial statements of the Company and affiliates were prepared in accordance with the Company Law No. 369-2, R.O.C. FAS No. 7 "Consolidated Financial Statements" and "Rules Governing Preparation of Affiliated Enterprises Consolidated Operating Report, Affiliated Enterprises Consolidated Financial Statements and Relationship Report.", and all inter-company in transactions have been eliminated.

2. Foreign currency transactions and translation

The Company and its consolidated affiliated enterprises maintain their accounts in New Taiwan dollars. While the accounts of Cayman President Holding Ltd. are maintained in US dollars. Foreign currency transactions are measured and recorded in their regular functional currencies using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

3. Forward exchange contracts

Gain and loss on forward exchange contracts that hedge foreign currency commitments is recognized between the spot rate at the balance sheet date and the settlement rate in net income. For those designated as economic hedges of net investments in foreign entities, gains or losses on which is reported as "cumulative translation adjustment", separately and accumulated in a separated component of equity. Any gain or loss on a forward contract intended to hedge an identifiable foreign currency commitment is deferred and included in the measurement of the related foreign currency transaction. However, losses are be deferred if it is estimated that deferral would lead to recognizing

losses in later accounting periods. If a forward exchange contract exceeds the amount of the related commitment, the gain or loss (net of tax) pertaining to the excess portion is included in determining current net income.

4. Cash equivalent

Cash equivalent includes callable bonds bankers' acceptances and commercial papers with maturity date of less than three months.

5. Short-term investments

Short-term investments are stated at the lower of cost or market value. Cost is determined by the weighted average method. Any excess of aggregate cost over the market value will be recognized in the current period.

6. Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collection of receivables according to the aging of accounts receivable.

7. Inventories

Inventories are stated at the lower of cost or market value. Cost determines on the first-in, first-out method except for livestock which is based on average cost less allowance for decline in value.

The allowance for decline in value of livestock is amortized over the actual breeding and production periods. Market value for raw materials and supplies is the replacement cost, and for work in process, livestock in process, finished goods, merchandise and by-products, market value is determined on the basis of lower of replacement cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating allowance for inventory obsolescence.

The consolidated affiliated enterprises adopt the same accounting principle for inventories as the Company except for the following companies.

Subsidiaries	Accounting Principle
President Chain Store Corp.	Retail method
Nanlien International Corp.	Weighted average method
Ton Yi Industrial Corp.	Weighted average method
Uni-President Cold-Chain Corp.	Weighted average method
Mech-President Corp.	Weighted average method

8. Long-term investments

Long-term investments in which the Company has less than 20% of the subsidiaries' paid-in voting share capital, and in which the Company has no ability to exercise substantial influence are stated at the lower of cost or market value for listed companies and at the cost method for unlisted companies. The market value of listed companies is determined by the average closing price of the last month during the accounting period and the unrealized loss of decline in market value is recorded under the stockholders' equity. If the market value of the subsidiaries continue to decline and chance of recovery is uncertain, then loss of decline in market value is be recognized in the current period.

Investments which ownership interests exceed 20% or in which the Company has the ability to exercise substantial influence are accounted for using the equity method. The difference between the acquisition cost and the Company's share of the subsidiary net book value on the date of acquisition is capitalized and amortized over a period of five years.

"Cumulative Translation Adjustment" resulting from translation of all assets and liabilities of the invested foreign companies, which accounted for using the equity method, is recognized proportionally based on the percentage of ownership of the foreign company and are reflected in the stockholders' equity section.

9. Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in connection with the purchase or construction required to bring the asset to the condition and location for its intended use is capitalized. Major renewals, better and additions are capitalized and recorded as depreciable assets. Maintenance and repairs are expensed as incurred.

Depreciation is computed based in the cost or revaluation balance over the estimated economic useful lives of depreciable assets using the straight-line method. Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of major depreciable assets are: buildings 2-55 years; others 2-30 years. Containers are expensed when damaged.

Gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets are recorded in other income or loss. Prior to 2000, the disposal gain net of related income tax is transferred to capital reserve.

Idle fixed assets are stated at the lower of book value or net realizable value as other assets. The difference between book value and net realizable value is recorded as loss for the current period. The depreciation expense for the period is recorded as other expenses.

10. Intangible assets

Trademarks are stated at cost and amortized on the straight-line basis over the estimated useful life of 10-20 years. Land occupancy right is stated at cost and amortized on the straight-line basis over the contract period of 50 years.

11. Deferred expenses

(1) The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over 12 years, the estimated economic lives of the packing machines. The contingent rental paid quarterly or based on unit-of-production is recorded as current expenses.

(2) The payments of the transfer and cooperation of technology about the Tinplate Plant and Tin Mill Black Plate Plants are depreciated over a period of 15 - 20 years.

(3) The payment of the land for constructing about the Tinplate Plant and Tin Mill Black Plate Plants are depreciated over 20 years.

(4) Other deferred expenses are depreciated or amortized over a period of 3-10 years.

12. Retirement plan and cost

The Company and its consolidated subsidiaries, (except for Cayman President Holding Ltd.) have their respective non-contributory and funded defined benefit retirement plan covering all regular employees. Monthly contribution is deposited into the respective independently administrated retirement trust fund.

R.O.C. FAS No. 18, "Accounting for Pension Cost" was adopted to account for pension expenses. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unrecognized prior service cost and amortization of unamortized net transition asset (obligation).

The subsidiary, Cayman President Holdings Ltd., has no retirement plan because it is primarily served by its parent company. Accordingly, it doesn't deposit contribution.

13. Income tax

The Company and its consolidated subsidiaries adopted R.O.C. FAS No. 22 "Accounting for Income Tax", whereby income tax is provided based on accounting income after adjusting for permanent differences, and inter-period and intra-period allocation of income tax was adopted. The tax effect of taxable temporary differences was recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carryforwards and income tax credits were recorded as deferred tax assets. A valuation allowance is provided for deferred tax assets. Deferred tax asset or liability are classified into current or non-current items in accordance with the nature of balance sheet account or the period expected realization. Adjustments of prior years' income tax liabilities are included in the current year's income taxes expense.

The 10% additional tax expenses on undistributed earnings paid by the Company and its consolidated subsidiaries (except for Cayman President Holding Ltd.) are recognized in accordance with of the resolution adopted at the annual stockholders' meeting.

14. Treasury Stock

The cost of treasury stock (common and preferred) acquired by parent company and its subsidiaries are accounted for under the weighted-average method. The treatments are as follows :

(1) Acquisition : shares purchased are based on cost ; shares donated are based on fair value.

(2) Disposal : if the disposal value is higher than cost , the excess is reconsidered as additional Capital Reserve - Treasury Stock account; if the disposal value is lower than the cost, the difference is first against the Capital Reserve - Treasury Stock account; any deficiency is charged against the Retained Earnings account.

(3) Retirement : The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the difference is charged against the Capital Reserve-Treasury Stock account; any deficiency is charged against the Retained Earnings account ; if the book value of the treasury stock is lower than the sum of par value and the additional Paid-in Capital, the difference is added to the Capital Reserve - Treasury Stock account.

15. Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

16. Revenues, costs and expenses

Sales revenues are recognized when earning process is finished and earning is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

17. Amortization of excess between cost and book value acquired

The difference between the investment cost and the Company's equity shares of the subsidiaries' net book value at the investment date is amortized over a five year period.

Note 3. CHANGE IN ACCOUNTING PRINCIPLE

In 2001, Uni-President Cold-Chain Corp. adopted R.O.C. FAS No. 18, "Accounting for Pension Plan" to account for the pension expenses. According to the actuarial report, the accumulated benefit obligation exceeds the fair vale of plan assets, accordingly, Uni-President Cold-Chain Corp. recognized minimum liability in the amount of $9,462.

Note 4. DETAILS OF SIGNIFICANT ACCOUNTS

1. CASH AND CASH EQUIVALENT

		December 31, 2001
Cash:		
Cash on hand	$	230,087
Checking deposits		74,435
Demand deposits		2,536,312
Time deposits		716,141
		3,556,975
Cash equivalent:		
Commercial papers		93,408
	$	3,650,383

2. SHORT-TERM INVESTMENTS

		December 31, 2001
Mutual funds	$	6,878,050
Common stocks of listed companies		1,603,418
Government bonds		288,130
Convertible bonds		186,000
		8,955,598
Less: Valuation allowance	(	579,391)
	$	8,376,207

3. NOTES RECEIVABLE

		December 31, 2001
Notes receivable	$	1,240,469
Less: Allowance for doubtful notes receivable	(	81,158)
	$	1,159,311

4. ACCOUNTS RECEIVABLE FROM THIRD PARTIES

		December 31, 2001
Accounts receivable	$	2,277,965
Less: Allowance for doubtful accounts receivable	(	199,704)
	$	2,078,261

5. INVENTORIES

	December 31, 2001
Merchandise	$ 3,443,919
Merchandise in transit	1,905
Raw materials	2,287,085
Raw materials in transit	452,286
Supplies	586,867
Work in process	530,673
Livestock in process	82,190
Finished goods	1,864,890
Livestock	85,450
Less: Allowance for decline in value of livestock	(40,059)
By-products	452
	9,295,658
Less: Allowance for price decline and obsolescence in inventories	(272,592)
	$ 9,023,066

6. LONG-TERM INVESTMENTS

(1) Debit balance of long-term investments

Name of subsidiaries	December 31, 201 Amount	Percentage owned
Equity Method:		
President (BVI) International Investment Holdings Ltd. (Note)	$ 5,070,297	100.00
Tong-Jeng Development Corp. (Note)	3,113,207	100.00
President International Trade and Investment Corp. (Note)	1,583,227	100.00
President Life Sciences Co. Ltd. (Note)	1,507,920	100.00
President Entertainment Corp. (Note)	1,432,997	100.00
President Chain Store (BVI) Holdings Ltd. (Note)	1,179,960	100.00
Tonpal Optoelectronics Inc.	7,736,416	34.53
Presicarre Corp.	2,213,302	30.50
President Securities Corp.	4,150,413	27.78
Others (less than 2%) (Note)	12,381,278	20.00～100.00
	40,369,017	
Cost Method：		
New Century Info-Comm. Co., Ltd.	4,224,000	9.71
Others (less than 2%)	7,198,553	0.06～18.06
	11,422,553	
	51,791,570	
Less: Allowance for excess of cost over market value of long-term investments	(156,270)	
	$ 51,635,300	

(2) Credit balance of long-term investments

Name of subsidiaries	December 31, 2001 Amount	Percentage owned
Cayman Ton Yi Industrial Holdings Ltd. (Note)	$ 772,203	100.00
Nella Limted (Note)	17,695	100.00
Others (less than 2%)	39,709	20.00～50.00
	$ 829,607	

(Note) The total assets and operating revenues of the majority owned subsidiaries constituted less than 30% of the respective balances of the Company. Accordingly, these subsidiaries were not consolidated.

(3)The long-term investment loss of $1,399,693 under the equity method was based on the audited financial statements of the subsidiaries in 2001.

(4)As of December 31, 2001, President Securities Corp. purchased treasury stock (in thousand shares) as follows:

	Beginning balance	Increase	Decrease	Ending balance
Employees ownership	5, 613	8, 859	—	14, 472
Retention of stockholders' equity	—	97, 551	(97, 551)	—
	5, 613	106, 410	(97, 551)	14, 472

A. Under the Stock Exchange Law, treasury stock percentage may not exceed 10% of the shares issued. Total cost of treasury stock may not exceed the sum of the balances of additional paid-in capital, retained earnings and realized capital reserve. As of December 31, 2001, the amount of treasury stock and the cost of shares retire by President Securities Corp. amounted to $1,025,979 and $893,567, respectively. The Company's treasury stock balance was $37,181 based on the Company's equity percentage in President Securities Corp..

B. In accordance with the Stock Exchange Law, treasury stocks may not be pledged and bear no stockholders rights before the stocks were transferred to its employees.

C. Under the Stock Exchange Law, treasury stocks purchased to retain rating and stockholdres' equity should be retired within six months.

7. PROPERTY, PLANT AND EQUIPMENT

(1)As of December 31, 2000, revaluation and accumulated depreciation of each fixed asset are listed as follows:

	December 31,2001	
Assets	Revaluation	Accumulated depreciation
Land	$ 2, 979, 334	$ —
Buildings	147, 768	3, 096, 939
Machinery and equipment	65, 164	13, 014, 217
Electrical installations	8, 725	442, 632
Research equipment	—	50, 898
Transportation equipment	1, 178	402, 708
Furniture and fixtures	300	4, 831, 556
Leased property	—	79, 199
Leasehold improvements	—	1, 408, 748
Other equipment	30, 613	2, 959, 619
	$ 3, 233, 082	$ 26, 286, 516

(2)In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amount of revalued appreciation credited to the capital reserve was as $1,984,813. The balance of capital reserve-assets revaluation was $452,131 as of December 31, 2001.

(3)In the years 1974, 1980, 1985, and 1998, Ton Yi Industrial Corp., a subsidiary, revalued certain property, plant and equipment in accordance with regulations for the Revaluation of Assets in the Republic of China. The balance of capital reserve-assets revaluation was $302,830 as of December 31,2001.

(4)The balance of provision for land-value incremental tax on December 31, 2001 was $1,725,349.

(5)Interest expenses before capitalization for the year ended December 31, 2001 was $3,412,365, respectively. Interest capitalized totaled $246,955, with interest rate ranged 5.04%~6.59% in 2001.

(6)As of December 31, 2001, the Company has purchased land in the amount of $59,304 for expansion of plant facilities. The certain agriculture land has yet to be rezoned for industrial purposes, accordingly, the land title has not been officially transferred to the Company. However, the Company has secured the land deeds and other ownership documents.

(7)Leased property

The terms major of the leased properties are summarized below:

A. Upon the expiration of the lease contract, the titles of the leased properties accounted for under the capital leases are transferred to the Company at no additional cost. The rental payments and the leased properties are listed below:

Category of property	Present value based on the implicit interest rate	Period
Buildings, electrical installations and other equipment	$ 240, 904	8. 1997-7. 2012 180 equal monthly installments
Buildings	13, 536	1. 1998-8. 2005 92 equal monthly installments
	$ 254, 440	

B. As of December 31, 2001, total amount of rental payments and their present value are listed as follows:

	Present value of rental payments	Total of rental payments
1.1.2002 - 12.31.2002	$ 32,243	$ 34,109
1.1.2003 - 12.31.2003	29,119	34,204
1.1.2004 - 12.31.2004	26,300	34,302
1.1.2005 - 12.31.2005	22,857	33,237
1.1.2006 - 12.31.2006	19,697	30,949
1.1.2007 - 12.31.2011	73,776	154,743
1.1.2012 - 7.31.2012	6,452	18,053
	210,444	$ 339,597
Less: Liabilities under capital lease within one year	(32,243)	
Long-term liabilities under capital lease (classified as long-term payables)	$ 178,201	

8. ASSETS HELD FOR LEASE

	Cost			Accumulated depreciation			
December 31, 2001	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 231,835	$ 215,383	$ 447,218	$ —	$ —	$ —	$ 447,218
Buildings	640,188	14,075	654,263	(217,756)	(12,399)	(230,155)	424,108
Machinery and equipment	18,802	—	18,802	(15,660)	—	(15,660)	3,142
Electrical installations	31,255	—	31,255	(20,059)	—	(20,059)	11,196
Furniture and fixtures	2,221	—	2,221	(2,002)	—	(2,002)	219
Other equipment	277,930	4,299	282,229	(144,486)	(4,297)	(148,783)	133,446
	$1,202,231	$ 233,757	$1,435,988	($ 399,963)	($ 16,696)	($ 416,659)	$ 1,019,329

(1) Rental revenues in 2001 was $47,871.

(2) The Company and its consolidated affiliated enterprises revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) PROPERTY, PLANT AND EQUIPMENT.

9. IDLE ASSETS

December 31, 2001	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 201,030	$ 35,284	$ 236,314	$ —	$ —	$ —	$ 236,314
Buildings	141,728	1,297	143,025	(61,322)	(1,225)	(62,547)	80,478
Machinery and equipment	413,969	526	414,495	(253,900)	(526)	(254,426)	160,069
Electrical installations	7,472	—	7,472	(7,356)	—	(7,356)	116
Furniture and fixtures	4,903	—	4,903	(4,685)	—	(4,685)	218
Other equipment	26,525	394	26,919	(23,072)	(394)	(23,466)	3,453
	$ 795,627	$ 37,501	$ 833,128	($ 350,335)	($ 2,145)	($ 352,480)	480,648
Less: Allowance for valuation loss							(5,470)
							$ 475,178

(1) The Company and its consolidated affiliated enterprises revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7). PROPERTY, PLANT AND EQUIPMENT.

(2) Nanlien International Corp. has obtained the title for the land with cost of $84,842. However, certain buildings on the land were acquired through auction, accordingly Nanlien International Corp. has not been able to use the land as of the reporting date. Nanlien International Corp. has filed a suit to remove the buildings on the land.

10. INTANGIBLE ASSETS AND DEFERRED EXPENSES
(Not including deferred pension cost)

	2001
Beginning balance	$ 1,703,108
Additions	228,621
Decreases	(3,535)
Amortization and depreciation	(179,567)
Ending balance	$ 1,748,627

(1)The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over twelve years, the estimated economic lives of the packing machines. Other quarterly rental payments and cost based on unit-of-production are charged as current expenses.

(2)The decreases during the period represents lease return of vendor.

11. LONG-TERM RECEIVABLES

	December 31, 2001
Long - term notes receivable	$ 2,215
Long - term accounts receivable	540,473
Employee car loans	27,658
Less: Allowance for doubtful accounts	(33,106)
	$ 537,240

12. SHORT-TERM LOANS

	December 31, 2001	Collateral or Security
Unsecured bank loans	$ 10,156,587	—
Secured bank loans	2,046,906	Short-term investments, certificate of deposit -restricted, land, buildings, machinery and equipment, and land occupancy right.
Repurchase agreement bonds	273,098	—
	$ 12,476,591	
Range of interest rates	0.60%～7.61%	

13. COMMERCIAL PAPERS PAYABLE

	December 31, 2001	Collateral or security
Commercial papers payable	$ 5,735,000	Short – term investments, long – term investment, land and buildings
Less: Prepaid interests	(18,370)	
	$ 5,716,630	
Range of interest rates	2.02%~5.70%	

14. BONDS PAYABLE

	December 31, 2001
Unsecured convertible bonds payable	$ 2,000
Secured bonds payable	1,500,000
	1,502,000
Interest-premium	506
	1,502,506
Less: Current portion of bonds payable	(500,000)
	$ 1,002,506

(1) Ton Yi Industrial Corp., a subsidiary, issued $3,000,000 of unsecured convertible bonds due 2004 on August 13, 1997. As of December 31, 2001, bonds with par value of $2,000,000 were convertible into 57,143,000 shares of common stocks.

(2) Ton Yi Industrial Corp. issued second unsecured convertible bonds with par value $3,000,000 due 2005 on August 19, 1998. As of December 31, 2001, bonds with par value of $2,998,000 were converted into 182,805,000 shares of common stocks.

(3) Domestic secured bonds

	2001
Repayable in July 2002~2004, interest rate 5.80%~6.14%, payable annually	$ 1,200,000
Repayable in July 2002~2004, interest rate 5.85%~6.20%, payable annually	300,000
	1,500,000
Less: Current portion of bonds payable	(500,000)
	$ 1,000,000

15. LONG-TERM LOANS

	December 31, 2001	Collateral or security
Unsecured bank loan	$ 33,662,067	—
Bankers' acceptance	8,769,602	Long-term investment, land and building
Secured bank loan	6,347,887	Long-term investment, land, building, machinery and equipment, furniture and fixtures, and other equipment
	48,779,556	
Less: Prepaid interests	(63,425)	
Current portion of long-term loans	(3,937,959)	
	$ 44,778,172	
Range of maturity date	01.01.2002~06.27.2007	
Range of interest rates	0.87%~7.65%	

16. RETIREMENT PLAN

(1) In accordance with the retirement plan of the Company, and its consolidated subsidiaries (except for Cayman President Holding Ltd.), an employee may retire when he or she either (i) attains the age of 55 and with 15 years of service, or (ii) has more than 25 years of service, or (iii) has reached the age of 60, or (iv) is unable to work (involuntary retirement). The employees accrue two units of credits for each year of service for the first 15 years, and one unit of credit for each year of service thereafter. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credits. Each unit of credit is based on the average of six-month's salaries prior to retirement. Calculation of average salary is in accordance with the Labor Standards Law of the R.O.C.

(2) The contributions to the independent retirement trust fund were $88,749 for 2001. As of December 31 2001, retirement fund balance with the Central Trust of China was $1,884,841.

(3) The net periodic pension cost, of the Company and its consolidated subsidiaries (except for Cayman President Holding Ltd.), for the period ended December 31, 2001 are as follows:

2001	PEC	Nanlien International Corp.	President Internation Developmen Corp.	President Chain Store Corp.	Ton Yi Industrial Corp.	Retail Support International Corp.	Mech-President Corp.
Service cost	$ 120,319	$ 3,723	$ 478	$ 31,481	$ 13,272	$ 3,732	$ 4,121
Interest cost	152,171	4,164	25	17,931	13,123	2,610	1,050
Expected return on plan assets	(110,127)	(852)	–	(3,000)	(4,033)	(427)	(858)
Amortization of the obligation (asset) at transition	25,763	590	7	(5,961)	1,397	(204)	21
Amortization of unrecognized plan assets losses	4,365	–	–	(2,912)	2,398	690	–
Net periodic pension cost	$ 192,491	$ 7,625	$ 510	$ 37,539	$ 26,157	$ 6,401	$ 4,334

(4) The Company and its consolidated subsidiaries (except for Cayman President Holding Ltd.), adopted FAS No. 18 "Accounting for Pension Plan" of the ROC. The assumptions used to measure the funded status of the various retirement plans are as follows:

2001	PEC	Nanlien International Corp.	President International Development Corp.	President Chain Store Corp.	Ton Yi Industrial Corp.	Uni-President Cold-Chain Corp.	Retail Support International Corp.	Mech-President Corp.
Discount rate	4.25%	4.25%	4.25%	4.25%	4.50%	4.25%	4.25%	4.25%
Rate of increase in compensation levels	2.82%	3.00%	4.00%	4.25%	2.50%	3.60%	3.25%	3.00%
Expected return on plan assets	4.00%	4.00%	4.00%	4.00%	4.50%	4.00%	4.00%	4.00%

(5) The funded status of the plans for 2001 was as follows:

2001	PEC (01.11.30)	Nanlien Corp. (01.12.31)	President International Development Corp. (01.12.31)	President Chain Store Corp. (01.12.31)	Ton Yi Industrial Corp. (01.12.31)	Uni-President Cold-Chain Corp. (01.12.31)	Retail International Corp. (01.11.30)	Mech-President Chain Store Corp. (01.12.31)	Total
Benefit obligation:									
Vested benefit obligation	($ 913,275)	($ 11,497)	$ –	$ –	($ 79,310)	($ 3,503)	($ 1,856)	$ –	($ 1,009,441)
Non-vested benefit obligation	(1,550,994)	(54,820)	(3,113)	(187,184)	(139,326)	(43,403)	(31,819)	(15,525)	(2,026,184)
Accumulated benefit obligation	(2,464,269)	(66,317)	(3,113)	(187,184)	(218,636)	(46,906)	(33,675)	(15,525)	(3,035,625)
Additional benefit based on future salaries	(776,117)	(27,867)	(3,081)	(227,344)	(79,914)	(37,284)	(23,529)	(9,180)	(1,182,316)
Projected benefit obligation	(3,240,386)	(94,184)	(6,194)	(414,528)	(296,550)	(84,190)	(57,204)	(24,705)	(4,217,941)
Plan assets at fair value	1,956,213	16,722	510	93,987	93,199	62,532	9,530	21,448	2,254,141
Plan funded status	(1,284,173)	(77,462)	(5,684)	(320,541)	(203,351)	(21,658)	(47,674)	(3,257)	(1,963,800)
Unrecognized prior service cost	187,180	–	4,737	–	–	–	–	–	191,917
Unrecognized net transition obligation	231,865	5,307	94	(52,653)	56,999	12,196	(1,840)	208	252,176
Unrealized plan asset loss	583,886	23,454	524	2,805	97,793	–	20,252	1,692	730,406
Additional liability	–	(894)	(2,274)	–	(76,878)	–	–	–	(80,046)
Accrued pension cost	($ 281,242)	($ 49,595)	($ 2,603)	($ 370,389)	($ 125,437)	($ 9,462)	($ 29,262)	($ 1,357)	($ 869,347)
Minimum liability	($ 508,056)	($ 49,595)	($ 2,603)	($ 93,197)	($ 125,437)	$ –	($ 24,145)	$ –	($ 803,033)
Vested benefit	$ 1,107,031	$ 15,285	$ –	$ –	$ 116,329	$ 5,095	$ 2,699	$ –	$ 1,246,439

17. COMMON STOCK AND TREASURY STOCK

(1)On June 1, 2001 the stockholders at their meeting resolved to capitalize capital reserve of $63,163 and unappropriated retained earnings of $1,831,738 as stock dividends which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (1) No.139435. After the issuance of stock dividends, the total paid-in capital was $33,476,572, consisted of 3,347,657,000 shares of common stock issued and outstanding with a par value of $10 (NT dollars) per share.

(2)In 2001, the Company purchased treasury stock (in thousand shares) as follow:

	Beginning balance	Increase	Decrease	Ending balance
Retention of credit rating and stockholders' equity	—	5, 671	—	5, 671

A. Under the Stock Exchange Law, treasury stock percentage may not exceed 10% of the shares issued. Total cost of treasury stock may not exceed the sum of the balances of additional paid-in capital, retained earnings and realized capital reserve. As of December 31, 2001, the amount of treasury stock by the Company amounted to $58,543.

B. In accordance with the Stock Exchange Law, treasury stocks may not be pledged and bear no stockholders rights before the stocks were transferred to its employees.

C. Under the Stock Exchange Law, treasury stocks purchased to retain rating and stockholdres' equity should be retired within six months.

(3)As of December 31, 2001, President International Development Corp. owned 72,370,000 shares (cost $885,813) of the Company's common stock which were accounted for as treasury stock.

18. CAPITAL RESERVE

According to the ROC Company Law, capital reserve shall not be used except for making up losses of the company and shall not use the capital reserve to make up its losses unless the surplus reserve is insufficient for making up such losses. A company may, when it hasn't incurred losses, credit a part or the whole of capital reserve of the premiums on shares issued above their par value and earnings from gifts received to its capital by a resolution adopted at a meeting of shareholders and its limit must be applied to securities and exchange law.

19. RETAINED EARNINGS

(1) In accordance with the ROC Company Law, 10% of annual earnings should be appropriated as a legal reserve until the accumulated legal reserve equals the total paid-in capital of the Company. The legal reserve shall not be used except for making up losses of the company. A company may, when it hasn't incurred losses, credit legal reserve to its capital by a resolution adopted at a meeting of shareholders and such legal reserve must have reached 50 percent of the amount of paid-in capital and only one-half of legal reserve may be applied.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve and appropriated as special earnings reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the board of directors and approved at the stockholders' meeting. Of the amount distributed by the Company, stockholder's bonuses 50% to 100% of the accumulated unappropriated retained earnings, 2% of the remaining earnings is fixed for directors' and supervisors' in remuneration's and not less than 0.2% is for employees' bonuses.

(3) As of December 31, 2001, the balance of unappropriated earnings are as follows:

	Unappropriated earnings
A Unappropriated earnings for 1997	$ 485, 556
B Unappropriated earnings since 1998	
(A) 10% income tax on un-distributed retained earnings	3, 012, 445
(B) income tax payment of 10% retained earnings	1, 251
	$ 3, 499, 252

(4) As of December 31, 2001, the imputation tax credit account balance amounted to $10,851. The Company distributed 2000 undistributed earnings as dividends in accordance with the resolution adopted at the stockholders' meeting based on the resolution on June 1, 2001, and the date of dividends distribution was August 9, 2001 adopted at the board of directors' meeting and the creditable ratio was 14.94%, As of December 31, 2001, the estimated creditable ratio was 0.36%. The amount of deductible tax distributable by the Company to its shareholders shall be limited to an amount not exceeding the amount of the imputation tax credit account balance on the date of distribution of the dividends. Accordingly, the actual creditable ratio for the distribution of 2001 undistribution earnings will be based on the imputation tax credit account balance up to the date of distribution of the dividends.

(5) According to ROC SFC Ruling, the debit balance of $168,156 of stockholders' equity as of December 31, 2001, should be appropriated as special earnings reserve and can not be distributed.

20.DEFERRED INCOME TAX AND INCOME TAXES

(1) Adjustments for corporate income tax expenses and income tax payable (income tax refund) are as follows:

	2001
Current income tax expenses	$ 512,886
Increase 10% of company's income tax	267,128
Corporate income tax expenses	780,014
Net change amount for deferred income tax assets (liabilities)	13,896
Prepaid income taxes	(3,400)
Over provision of prior years' income tax	52,125
Prepaid and income taxes withheld	(394,167)
Net income tax payable (Note)	$ 448,468

(Note):Income tax payable	$ 448,597
Income tax refund	(129)
Net income tax payable (Note)	$ 448,468

(2) The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforward tax credit or income tax credits are the followings:

	December 31, 2001	
	Amount	Tax effect
CURRENT ITEMS:		
Temporary differences		
Bad debt expense (transfinite number)	$ 138,125	$ 34,531
Unrealized inventory decline and obsolescence loss	221,873	55,468
Expenses carried forward	30,600	7,650
Unrealized gain or loss on foreign currency transaction	(68,338)	(17,085)
Other	105,766	26,442
Investment tax credit	—	200,000
		$ 307,006
NON-CURRENT ITEMS:		
Temporary differences		
Expenses carried forward	$ 28,559	$ 7,140
Unrealized gain or loss on foreign currency transaction	38,601	9,650
Depreciation expenses	(2,311,652)	(577,913)
Investments income or loss	1,724,367	431,092
Pension cost	35,980	8,995
Other	58,445	14,611
Loss carryforwards	2,243,887	560,972
Investment tax credits	—	260,810
Valuation allowance	—	(357,384)
		$ 357,973

(3) As of December 31, 2001, unused loss carryforwards amounted to $560,972, which will expire between 2002 and 2006.

(4) As of December 31, 2001, unused investments tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure, expenditure on the development of international trademark and Y2K expenditures were $460,810, which will expire between 2002 and 2005.

(5) The Company's income tax returns for the year through 1999 have been assessed by the Tax Authority. As of March 18, 2002, there were no disputes existing between the Company and the Tax Authority.

21. EARNINGS PER COMMON SHARE

	2001
Consolidated net income (A)	$ 3,013,760
Weighted average number of shares outstanding during the year (shares in thousands) (B)	3,346,861
Simple earnings per share (NT dollars) (A/B)	$ 0.90

22. FOREIGN EXCHANGE REMITTANCE RIGHT

The foreign shareholders of Retail Support International Corp. can remit dividends after paying the relevant tax and the original investments.

Note 5. RELATED-PARTY TRANSACTIONS

1. Related parties and their relationship with the Company

Name of Related Parties	Relationship with the Company
President International Trade and Investment Corp.	Subsidiary accounted by equity method
Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method
President Global Corp.	Subsidiary accounted by equity method
U-Chains Enterprises Corp.	Subsidiary accounted by equity method
Uni-President Dream Parks Corp.	Subsidiary accounted by equity method
President Nisshin Corp.	Subsidiary accounted by equity method
Uni-President Oven Bakery Cory.	Subsidiary accounted by equity method
Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method
Presicarre Corp.	Subsidiary accounted by equity method
TTET Union Corp.	Subsidiary accounted by equity method
Qware System & Services Corp.	Subsidiary accounted by equity method
President Tokyo Corp.	Subsidiary accounted by equity method
Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method
President Information Corp.	Subsidiary accounted by equity method
Prince Housing Development Corp.	Common chairman
Nella Limited.	A subsidiary of Nanlien Investment Corp. (accounted by equity method)
Tun Hsiang EnterprisesCorp.	A subsidiary of Nanlien Investment Corp. (accounted by equity method)
Ding-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tou Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tung-Tse Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Lien Lu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
G-Advanced Semiconductor Technology Corp.	A subsidiary of President International Development Corp. (accounted by equity method)
Wisdorm Distribution Service Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)
President Yamako Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)
Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)
Tomen Corporation	A director of Ton Yi Industrial Corp.
Retail Support Taiwan Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)

Name of Related Parties	Relationship with the Company
Kai Yu Investment (BVI) Co Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Prospect Top Development Ltd.	A subsidiary of Hong Kong President Holding Ltd. (accounted by equity method)

2. Significant transactions with related parties are as follows:

(1) Purchases

	2001
Tomen Corporation	$ 2, 796, 441
Other (less than 10%)	4, 452, 582
	$ 7, 249, 023

The terms of purchases and payments of the Company (due within one month) for the related parties were the same as for regular suppliers except for the following companies:

a. TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due in 30-45 days.
b. President Nisshin Corp. pays its account within 15 days.

The purchase terms of Cayman President Holding Ltd., Nanlien International Corp., Retail Support International Corp. and Mech-President Co. from the related parties were the same as for other clients.

All President Chain Store Corp's purchases from the related parties are at regular prices, except for Retail Support Taiwan Corp., and Wisdom Distribution Service Corp. In addition, the terms for volume discounts and delivery subsidies are same as other suppliers. All payment terms for related parties are at regular terms. The terms and conditions for purchases and delivery from Retail Support Taiwan Corp., and Wisdom Distribution Service Corp. were based on the contract. Under the agreement, all the merchandises and retail items except tax-free goods, purchased by the subsidiaries are delivered. The costs for goods purchased are based on cost plus basis. Since 2001, tax-free goods purchasing from Wisdom Distribution Service Corp. is according to above method.

Except for Tomen Corporation, the purchase terms of Ton Yi Industrial Corp. from the related parties were the same as for other clients. The terms and conditions for purchase from Tomen Corporation, were 180 days of letters of credit.

Except for payment terms of Uni-President Cold-Chain Corp. purchasing from the related parties were within 20 days, the others were the same as for other clients. from the related parties were the same as for other clients.

(2) Sales

	2001
Cayman Ton Yi Industrial Holdings Ltd.	$ 3, 309, 184
Other (less than 10%)	15, 902, 547
	$ 19, 211, 731

a. The collection terms for sales to related parties in general are one-month after sales except for the followings to Tone Chu Enterprises Corp. (77 days),Tun Hsinng Enterprises Corp.(77 days), Ding-Tung Enterprises Corp.(20 days), and Tung Ang Enterprises Corp.(10 days), Presicarre Corp.(two months), U-Chains Enterprises Corp.(12 days), President Global Corp.(150 days by D/A), and Uni-President Vender Corp. (20 days after closing). All other terms are as standard terms.

b. The sales terms of Cayman President Holding Ltd.,Nanlien International Corp. (except that collection period of Line Lu Enterprises Corp. within 90 days after previous months) ,Uni-President Cold-Chain Corp., Retail Support International Corp. and Mech-President Corp. from the related parties were the same for other clients.

c.President Chain Store Corp's. sales to related parties are as cost plus 0.8%～1% service fees, the collection terms were within 30～45 days after closings, all other terms were as standard terms.

d. The sales terms of Ton Yi Industrial Corp. to related parties were the same as for other customers except that the regular 42 days collection for sales to subsidiaries in China.

(3) Purchase of long-term investment

	2001
Kai Yu Industrial Co., Ltd.	$ 129, 345
Tung Ho Development Co., Ltd.	102, 800
	$ 232, 145

Nanlien Industrial Corp. purchased 900,000 shares of common stocks of Far-Tung Enterprises Corp.,420,000 shares of common stocks of Tung Ding Food Corp.,197,800 shares of common stocks of Ming Tung Enterprises Corp.,196,000 shares of common stocks of Tung Hui Corp.,1,200,000 shares of common stocks of Tung Jun International Corp.,2,000,000 shares of common stocks of Tung Guan Egg Corp., and 8,000,000 shares of common stocks of Tun Hsiang Enterprises Corp. from Kai Yu Investment Co., Ltd. and 10,000,000 shares of common stocks of President International Development Corp. from Tung Ho Development Co., Ltd. at a aggrliss value .

(4) Purchase of property, plant and equipment

	Items	2001
Nella Limited	Buildings, machinery and equipment and electrical installations etc.	$ 254, 894
Tomen Corporation	The parts of machinery and equipment	82, 387
Qware System & Service Corp.	Furniture and fixtures	59, 352
Other (less than 10%)	Transportation equipment, furniture and fixtures and other equipment	19, 660
		$ 416, 293

The Company and its consolidated affiliated enterprises purchased certain fixed assets from other related parties at negotiated prices.

(5) Disposal of property, plant and equipment

	2001		
	Selling price	Book value	Gain(Loss)
Uni-President Oven Bakery Corp.	$ 96, 816	$ 96, 816	$ –
President Yamako Corp..	11, 560	10, 893	667
Uni-President Vender Corp.	10, 901	10, 901	–
Other (less than 10%)	1, 922	2, 139	(217)
	$ 121, 199	$ 120, 749	$ 450

The Company and its consolidated affiliated enterprises sold certain fixed assets to other related parties at negotiated prices.

(6) Rental income

	Method of payment	2001
Uni-President Vender Corp.	Monthly	$ 225, 706
Other (less than 10%)	Monthly	100, 292
		$ 325, 998

Rentals are charged based on the existing lease agreements at negotiated prices.

(7) Interest income：Please see Note 5(3) Financing Section.

(8) Other income

Management and technical consultancy fees

	2001
Tun Hsiang Enterprises Corp.	$ 27, 294
Ztong Yee Industrial Co., Ltd.	25, 200
Other (less than 10%)	235, 315
	287, 809
Other income	
Tun Hsiug Enterprises Corp.	51, 122
President Nisshin Corp.	24, 570
Other (less than 5%)	316, 256
	391, 948
	$ 679, 757

(9) Processing expenses

	2001
TTET Union Corp.	$ 101, 895

(10) Management and freight expenses

	2001
Retail Support Taiwan Corp.	$ 151, 441
Other (less than 10%)	70, 070
	$ 221, 511

(11) Other expenses

		2001
Uni-President Dream Parks Corp.	$	562, 209
President Information Corp.		378, 972
Other (less than 10%)		992, 945
	$	1, 934, 126

(12) Notes receivable

		December 31, 2001
Tung-Tse Enterprises Corp.	$	12, 033
Lien Lu Enterprises Corp.		10, 827
Tung Ang Enterprises Corp.		5, 966
Other (less than 10%)		25, 434
	$	54, 260

(13) Accounts receivable

		December 31, 2001
Cayman Ton Yi Industrial Holding Ltd.	$	998, 112
Tun Hsiang Enterprises Corp.		376, 370
Other (less than 10%)		1, 242, 818
		2, 617, 300
Allowance for doubtful accounts receivable	(	30, 760)
	$	2, 586, 540

(14) Other receivables

		December 31, 2001
G-Advance Semiconductor Technology Corp.	$	254, 767
Prospect Top Development Ltd.		253, 833
Presicarre Corp.		80, 000
Other (less than 10%)		210, 485
	$	799, 085

(15) Notes payable

	December 31, 2001
President Tokyo Corp.	$ 3, 343
Other (less than 10%)	23, 318
	$ 26, 661

(16) Accounts payable

	December 31, 2001
Wisdom Distribution Service Corp.	$ 301, 742
Other (less than 10%)	338, 081
	$ 639, 823

(17) Accrued expenses

	December 31, 2001
Uni-President Dream Parks Corp.	$ 67, 001
President Information Corp.	38, 326
Other (less than 10%)	124, 323
	$ 229, 650

(18) Other payables

	December 31, 2001
Qware System & Services Corp.	$ 12, 682
Nella Limited	3, 987
President Information Corp.	3, 340
Other (less than 10%)	10, 173
	$ 30, 182

3. Financings

The financing transactions between the Company and its consolidated affiliated enterprises with other related parties are as follows:

(1) Loans receivables from related parties

	2001				
	Maximum balance date	Maximum balance	Ending balance	Annual interest rate	Total interest income
Prospect Top Development Ltd.	01. 01. 01	$ 313, 249	$ 253, 833	–	$ –
Cayman Ton Yi Industrial Holding Ltd.	01. 06. 01	1, 036, 927	71, 321	–	–
			$ 325, 154		$ –

(2) Loans payables to related parties

	2001				
	Maximum balance date	Maximum balance	Ending balance	Annual interest rate	Total interest expense
President International Trade and Investment Corp.	01. 01. 01	$ 909, 490	$ –	–	$ –

4. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties are as follows:

		December 31, 2001
Cayman Ton Yi Industrial Holding Ltd.	$	9, 398, 624
Kai Yu Investment (BVI) Co., Ltd.		2, 108, 791
Other (less than 10%)		7, 139, 668
	$	18, 647, 083

(2) On August 24, 1998, the Company and seven companies (including the President International Development Corp., President Chain Store Corp. and Prince Housing Development Corporation) purchased a parcel of land (located Shin-Yi District Lot No. 6) with an area of 9,643 m2 from the Ministry of National Defense. The Company, President International Development Corp. and President Chain Store Corp. shared 30% ownership of the land. According to the "PEC National Building Construction Contract" dated November 6, 1998, the Company, President International Development Corp. and President Chain Store Corp. will contribute 30% of the capital in cash and share the obligation and right with the same percentage.

(3) In July, 2000, President Chain Store Corp. signed a perpetual technical cooperation contract (the Contract) with the Southland Corporation. Under the terms of the Contract the Company agrees that:

A The Company guarantees that President Chain Store Corp. will fulfil all payments or other obligation to Southland Corporation due under the Contract.

B Without the written approval of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

C The Company should maintain no less than 45% ownership of President Chain Store Corp. In May 2001, the minimal ownership was revised to 40%.

(4) Ton Yi Industrial Corp. has provided guarantees for Cayman Ton Yi Industrial Holdings Ltd. Under the terms of the bank loan agreement, the Company agrees that:

a. Debt ratio shall be below 200%.

b. Interest coverage ratio shall not be less than two hundred percentage.

c. Total tangible assets minus liabilities shall not be below $12,000,000.

d. Total liabilities and the amount of guarantees for subsidiaries divided into total intangible assets shall be less than two hundred and sixty percentage.

Note 6. PLEDGED ASSETS

As of December 31, 2001, the pledged assets were as follows:

	Purpose of collateral	December 31, 2001
Short-term investments (including treasure stocks)	Short-term loans and commercial papers payable	$ 1,127,081
Certificate of deposit-restricted	Short-term loans	97,281
Long-term investments	Commercial papers payable and long- term loans	8,755,944
Land	Short-term loans, commercial papers payable and long-term loans	2,599,049
Buildings-net	Short-term loans, commercial papers payable and long-term loans	1,585,822
Machinery and equipment-net	Short-term loans and long-term loans	18,084,466
Furnitures and fixtures-net	Long-term loans	11,940
Other equipment-net	Long-term loans	11,022
Land occupancy right	Short-term loans	318,207
		$ 32,590,812

Note 7. CONTINGENT LIABILITIES AND COMMITMENTS

(1) The remaining balance due for construction in progress and advance to suppliers are as follows:

	December 31, 2001
Construction in progress	$ 1,055,883
Advance to suppliers	537,764
	$ 1,593,647

(2) As of December 31, 2001, the amounts of letters of credit outstanding were $1,347,845.

(3) In September 1998, the Company borrowed $4,300,000 under a 5-year term syndicated loan agreement from September 25, 1998 to September 25, 2003 with ABN AMRO Bank N.V. Taipei Branch as the lead bank. Under the terms of the loan agreement the Company agrees that:

(A) To ensure that, current ratio computed from year-end non-consolidated audited financial statements shall not be less than 75%.

(B) To ensure that, ratio of stockholders' equity to total assets computed from year-end non-consolidated audited financial statements shall not be less 40%.

(C) To ensure that, the year-end non-consolidated audited total tangible stockholders' equity shall not be less than $15,000,000.

(D) To ensure that, interest coverage ratio computed from year-end non-consolidated audited financial statements shall not be less than two hundred and sixty percentage.

(E) To ensure that, year-end consolidated tangible stockholders' equity, less any treasury stocks shall not be less than $20,000,000.

(F) To ensure that, the year-end consolidated total contingent liabilities shall be less than tangible stockholders' equity.

(4) In November 1999, the Company borrowed $800,000 from China Development Industrial Bank. under a 3-year term loan agreement from November 15, 1999 to November 15, 2002, then modified the contract period from Novenber 15, 2001 to November 15, 2004. Under the terms of the loan agreement the Company agrees that:

(A) To ensure that, current ratio shall be above 70%.

(B) To ensure that, debit ratio shall be below 150%.

(C) If the standards (A) and (B) above were not be achieved, the Company shall improve it within six months.

(5) In August 2000, the Company borrowed $6,000,000 under a 5-year term syndicated loan agreement from October 5, 2000 to October 5, 2005 arranged by the Taiwan Industry Bank Corp., the Union Chinese Corp. and the Land Bank of Taiwan. Under the terms of the loan agreement the Company agrees that：

(A) To ensure that, current ratio shall be above 70%.

(B) To ensure that, debt ratio shall be below 100%.

(C) To ensure that, the ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.

(D)Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall have the consent in writing from bank syndication.

(6) In June 2001, the Company borrowed $6,000,000 under a 5-year term syndicated loan agreement from June 28, 2001 to June 28, 2006 arranged by International Commercial Bank of China and Chiao Tung Bank. Under the terms of the loan agreement, the Company agrees that：

(A) To ensure that, current ratio shall be above 80%.

(B) To ensure that, debt ratio shall be below 100% from 2000, retroactively.

(C) If the ratio mentioned above do not meet the requirements, the Company should improve it before the June 30 of the next year.

(D) To ensure that, any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization shall be notified to the management bank. The lead bank may call a meeting of the leaders to discuss above events as needed.

(7) As approved by the stockholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDSs have the same rights and responsibilities as those of holder of common shares. Under current ROC law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(A) Exercise of voting rights

Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(B) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(C) Dividends

The holders of the GDSs have the same right to receive the dividends as that of registered common shares.

(8) As of December 31, 2001, certain banks have provided guarantee to the subsidiary Nanlien International Corp. in the amount of $155,000 for the import of goods, lease of warehouse and accounting of customs duty.

(9) President International Development Corp. signed a content medium – term loan and issuance of commercial papers with twelve financial institutions (including Taiwan Industry Bank Corp.). The terms of the content are as follows:

(A) Period: medium-term loan is 5 years and commercial paper is 3 years.

(B) Limit and usage: total limit is $3,000,000, including $2,000,000 of medium-term loan and $10,000,000 of commercial papers. The facility for commercial papers are revolving.

(C) Commitment fee: annual commitment fee is charged as 0.25% of the facility unused.

(D) Commercial paper guarantee fee: annual fee of 0.75% is charged on amount issued.

(E) Collateral: the Company shall provide stocks for collaterals.

(F) Commitments: the Company's debit ratio shall not be above 110% and the tangible net worth shall not be less than $12,500,000 within the contract.

(10) President Chain Store Corp. has signed the rental agreements with non-related parties to rent store spaces with lease periods ranged from 3 to 12 years. As of December 31, 2001, PCSC has prepaid rent and guaranteed deposits in the amount of $518,657 and $635,713, respectively.

Summary of the estimated annual rental expenses of PCSC is as follows:

Year	Total rental expenses
2002	$ 3, 317, 169
2003	3, 198, 278
2004	2, 896, 701
2005	2, 396, 905
2006 and thereafter	5, 485, 633
	$ 17, 294, 686

(11) To construct the Tinplate Plant and Tin Mill Black Plate Plant, Ton Yi Industrial Corp. has signed land lease contract with Taiwan Sugar Corp. The term of contract covers the period from July 1, 1993, to March 9, 2048, and the annual rental payments is based on 10% of the annual assessed value of the land. Royality payments for the land lease is paid 2 to 4 times of rental expenses for the current year on a 20 year basis, and is amortized over a period of 20 years. As December 31, 2001, the balance of royalty payments is $28,917.

(12) As of December 31, 2001, banks have provided guarantee to the Customs Bureau in the amount of approximately $33,104 for the import of raw materials for Ton Yi Industrial Corp.

(13) To avoid any exchange gain or loss caused in Yen for the purchase of machines from a Japanese corporation, Ton Yi Industrial Corp. has signed a contract with the Japanese corporation in October, 1998 to limit that the range exchange rate between 0.2250 to 0.2570 per NT$. Any exchange gain or loss should be absolved by the Japanese corporation. As of December 31, 2001, the Company has long-term receivables of $358,069 from the Japanese corporation for the exchange loss

(14) As of December 31, 2001, Mech-President Co., has signed the rental agreements to rent filling station, the agreements are as follows:

Payment period	Method of payment	Amount	Discount rate (Note)	NRV
2002~2006	Monthly	$ 596, 389	7. 43%	$ 485, 994
2007~2011	Monthly	311, 097	7. 43%	194, 556
2012~2016	Monthly	49, 423	7. 43%	20, 570
2017~2021	Monthly	2, 903	7. 43%	922
		$ 979, 812		$ 702, 042

Note: The discount rate are estimated approximately by long-term loans rate within 2001.

Note 8. SIGNIFICANT LOSS OF NATURAL DISASTER AND LOSS: None.

Note 9. SIGNIFICANT SUBSEQUENT EVENT:

Following the approval of the ROC SFC, President Chain Store Corp. issued $700,000 the first secured bonds due 2007 on January 8, 2002.

Note 10. OTHER:

(1)INFORMATION OF INVESTMENT ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company (PEC) has no derivative financial instruments transactions in 2001. The transactions its subsidiaries deal with refer to Note 11, 1 (9).

(2)FAIR VALUE OF INVESTMENTS ON NON-DEVIVATIVE FINANCIAL INSTRUMENTS

	December 31,2001	
Financial assets	Book value	Fair value
Financial assets of the same book and fair value	$ 12, 456, 603	$ 12, 456, 603
Short – term investments	8, 376, 207	8, 752, 349
Long – term investments	51, 635, 300	59, 858, 337
Guaranteed deposits	922, 564	801, 147
Long – term receivables	537, 240	537, 240

Financial liabilities		
Financial liabilities of the same book and fair value	$ 38,720,394	$ 38,720,394
Bonds payable	1,002,506	1,002,506
Long – term loans	44,778,172	44,778,172
Long – term payables	178,201	178,201
Provision for retirement plan	1,110,744	1,963,800
Customers' deposits	930,489	817,428

a. The due dates of short – term financial instruments are close to balance sheet day (December 31, 2001). Accordingly, the fair value of short-term financial instruments are estimated based on the book value recognized in the balance sheet and applied to cash and cash equivalent, notes and accounts receivable, other receivables, certificate of deposit-restricted, short–term loans, commercial papers payable, notes and accounts payable, income tax payable, accrued expenses, other payables and current portion of long–term liabilities.

b. Short-term investments:

(i) The fair value of listed stocks and government bonds are estimated based on the closing price at balance sheet date.
(ii)Mutual funds – the fair value are estimated based on the net worth at balance sheet date.

c. The fair value of long-term investments are based on the market value. The fair value of which without any market value are based on the net equities of the investee companies.

d. The fair value of guaranteed deposits and long–term receivables are based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of one year time deposit in the post office at December 31, 2001.

e. The fair value of bonds payables, long–term loans, long–term payables and customers' deposits are based on the discounted value of expected future cash inflow and the discount rate is based on the rate of long-term loans at December 31, 2001.

f. The fair value of provision for retirement plan is based on the funding status presented on the actuarial report measured.

(3) THE EXPUNCTION TRANSACTIONS BETWEEN THE COMPANY AND THE AFFILIATED ENTERPRISES

Transactions	Uni-President Enterprises Corp.	Cayman President Holding Corp.	Nanlien International Crop.	President International Development Crop.	President Chain Store Corp.	Ton Yi Industrial Corp.	Uni-President Cold-Chain Corp.	Retail Support International Corp.	Mech-President Corp.
1.Elimination of long-term investment and owner equity	($ 23,237,526)	$ 142,328	$ 1,187,051	$ 8,024,225	$ 6,718,583	$ 7,299,127	$ 99,319	$ 94,388	$ 37,550
2.Intercompany elimination of real accounts									
(1)Accounts payable and receivable	(498,450)	16,017	(53,966)	—	1,722,894	(18,690)	(190,674)	(978,645)	1,514
(2)Prepayments and cash in advance	—	—	—	—	(91,200)	—	—	91,200	—
3.Intercompany elimination of nominal accounts									
(1)Transaction of purchase and sales.	7,362,230	(19,880)	773,186	—	(24,304,747)	184,324	3,230,314	13,439,412	26,207
(2)Unrealized gross profit	—	—	(4,012)	—	(25,608)	(2,244)	(33,480)	(30,281)	—
(3)Unrealized gains or losses	—	—	(200,830)	—	(68,590)	—	—	—	—
(4)Transaction of revenue and expense	(97,357)	43,011	(40,425)	(14,712)	(175,718)	(8,282)	(175,780)	(206,059)	(15,724)
4.Intercompany elimination of cross holding	885,813	—	(102,800)	131,098	(513,158)	(400,953)	—	—	—

Note.11 Additional Disclosures Information of Investee companies

Please see Page 102 to 188

Note12.Financial information disclosures for industry segments

(1)Information about the Company's operations in different industries in 2001:

2001	Feeds	Foods	International Trade	Wholesale	General Investment	Retail	Tinplate	Oil	Adjustment Elimination	Consolidated
Sales to unaffiliated customers	$ 11, 269, 576	$ 41, 225, 253	$ 7, 681, 092	$ 23, 188, 951	$ –	$ 65, 324, 466	$ 12, 680, 983	$ 3, 380, 798	($ 33, 161, 637)	$ 131, 589, 482
Intersegment sales	1, 048, 692	35, 594	–	–	–	–	–	–	(1, 084, 286)	–
Total revenues	$ 12, 318, 268	$ 41, 260, 847	$ 7, 681, 092	$ 23, 188, 951	$ –	$ 65, 324, 466	$ 12, 680, 983	$ 3, 380, 798	($ 34, 245, 923)	$ 131, 589, 482
Operating profit	$ 149, 798	$ 1, 663, 610	$ 161, 445	$ 217, 126	($ 304, 732)	$ 2, 840, 744	$ 850, 714	$ 8, 266	$ –	$ 5, 586, 971
Equity in net income of subsidiaries										(1, 399, 693)
Interest expenses										(3, 165, 410)
General corporate revenues										3, 596, 435
General corporate expenses										(208, 094)
Consolidated income from continuing operations before income tax										$ 4, 410, 209
Identifiable assets	$ 5, 550, 047	$ 23, 649, 985	$ 1, 890, 679	$ 4, 102, 109	$ 9, 853, 835	$ 18, 172, 248	$ 34, 077, 372	$ 613, 687		$ 97, 909, 962
Long-term investments by equity										40, 369, 017
Corporate assets										12, 839, 094
Total assets										$ 151, 118, 073
Depreciation expense	$ 336, 684	$ 1, 902, 354	$ 4, 652	$ 97, 402	$ 3, 921	$ 1, 150, 071	$ 1, 320, 762	$ 35, 980		$ 4, 851, 826
Amortization expense	$ 16, 317	$ 97, 834	$ 375	$ 18, 654	$ 2, 146	$ –	$ 42, 718	$ 1, 523		$ 179, 567
Capital expense	$ 593, 755	$ 3, 059, 460	$ 3, 290	$ 516, 144	$ 112, 896	$ 1, 409, 705	$ 1, 804, 417	$ 62, 869		$ 7, 562, 536

A. The revenue of an industry segment includes revenue both from sales to unaffiliated customers (including sales, other operating revenue, rent revenue, gain on disposal of segment and other income), intersegment sales and revenue from broadcasting, except for the investment income.

B. Operating profit of loss of industry segment is its department segment revenues minus segment costs and expenses, which was generated in relation to the segment revenues except interest expense. The Company accounts for the intersgment purchases and intersegment sales in the same way as the revenue from broadcasting.

C. The identified assets of an industry segment are those tangible and intangible enterprise assets that are used by the industry segment, but the following items are not included:

a. Assets not used by industry segment.

b. Long-term investments.

(2)Financial Information on Geographic Areas: No foreign operation.

(3)Information on Export Sales:

Export sales of the Company for 2001, constituted less than 10% of the total revenues of 2001.

(4)Information on Significant Customers:

In 2001, no customer constituted more than 10% of the Company's total revenue of 2001.

INTERNAL CONTROL SYSTEM EXECUTION STATUS

Statement of Internal Control

Date: February 21,2002

Our internal control system from January 1 to December 31, 2001, according to the result of self-assessment is thus stated as follows:

1. Our company acknowledges that the implementation and maintenance of internal control system is the responsibility of Board of Directors and managerial level, and our company has established such system. It is aimed to rationally ensure that the goals such as effectiveness and efficiency operations (including profitability, performance and protection of assets), reliability of financial reporting and compliance of applicable law and regulations are achieved.
2. The internal control system has its innate restriction. Whatever a perfect design is, effective internal control system can only ensure the foregoing three goals are achieved; besides, owing to the change of environment and condition, the effectiveness of internal control system will be changed accordingly. However, the internal control system of our company has self-monitoring function and our company will take corrective action once any defect is identified.
3. According to the effective judgment items for the internal control system as specified in "Highlights for Implementation of Establishing Internal control System by Listed Companies" (hereinafter referred to as "Highlights") promulgated by Securities and Futures Commission, Ministry of Finance R.O.C., our company has make judgement whether or not the design and execution of internal control system is effective. The judgment items for internal control adopted by "Highlights" are, according to the process of management control, for classifying the internal control into five elements: 1.Control environment; 2.Risk assessments; 3.Control activities; 4.Information and communication; and 5.Monitory. Each element also includes a certain number of items. For the foregoing items, refer to "Highlights".
4. Our company has adopted the aforesaid judgment items for internal control to evaluate the effectiveness of design and execution of internal control system.
5. Based on the above-mentioned result of evaluation, our company suggests that the internal control system, including the design and execution of internal control relating to the result and efficiency of operation, reliability of financial reporting, compliance of applicable law and regulations has been effective and they can rationally ensure the aforesaid goals are achieved.
6. This statement will be the main content for annual report and open description and will be disclosed publicly. If the aforesaid open contents have any falsehood and concealment, it will involve in the liability as mentioned in Article 20,32,171 and 174 of Securities and Exchange Law.
7. This statement has been approved by the meeting of Board of Directors on February 21, 2002, and those 11 directors in presence all agree at the contents of this statement.

Uni-President Enterprise Corporation

Chairman: Wu, Shiu Chi
President: Lin, Chang Sheng

Under specified circumstances, Securities & Futures Commission may request the Company to engage CPA to examine the Company's internal control system and disclose the CPA's audit report: None

DIRECTORS' OR SUPERVISORS' OBJECTIONS ON THE IMPORTANT RESOLUTION OF BOARD MEETING: None

ISSUANCE OF PRIVATE PLACEMENTS SECURITIES: None

ACQUISITION OR DISPOSAL OF UNI-PRESIDENT SHAARES BY SUBSIDIARIES

Unit: NTD thousand; Share; %

Name of Subsidiary	Paid-in Capital	Fund Source	Percentage of Ownership	Transaction Date	Acquisition No. of Shares	Acquisition Amount	Disposal No. of Shares	Disposal Amount	Investment Income (Loss)	Balance as of May 31, 2002 No. of Shares	Balance as of May 31, 2002 Amount	Balance of Pledged Shares	Balance of Guarantee Provided by Uni-President	Balance of Financing Provided by Uni-President
Kai Yu Investment Co., Ltd.	3,200,000	Capital	100%	08/2001	3,434,408									
				08/2001			10,000	140	(110)					
				03/2002~05/2002			32,298,000	442,117	(327,867)	28,366,550	676,179	15,400,000	1,327,000	None
President International Development Corp.	15,000,000	Capital	58.5%	08/2001	4,096,433									
				03/2002~05/2002			29,259,433	403,841	(291,654)	43,110,885	1,024,920	28,560,000	2,800,000	None

OTHER NECESSARY SUPPLEMENT

Any major event may affect stockholders' right or stock price, according to the Item 2 of Paragraph 2 of Article 36 of Securities and Exchange Law: None


堅持喝好水
礦泉水


非好水不喝！

Uni-President Enterprises Corp.

Chairman: Wu, Shiu Chi

Head Office: 301, Chung Cheng Rd., Yungkang City, Tainan Hsien 710, Taiwan, ROC
Tel: +886-6-253 2121

Published Date: May 31, 2002

292

A Kiss to the Spirit of the Future

千禧之愛

尊重生命・彼此關懷

親近自然・樂觀進取

統一企業公司

UNI-PRESIDENT ENTERPRISES CORP.

UNI－PRESIDENT ENTERPRISES CORP.

FINANCIAL STATEMENTS

AND REPORT OF

INDEPENDENT ACCOUNTANTS

DECEMBER 31,2001 AND 2000

PRICEWATERHOUSECOOPERS

資誠會計師事務所

高雄市新興區民族二路95號22樓
22/F 95 Mintzu 2 Rd., Kaohsiung
Taiwan, Republic of China
Tel :(07) 237-3116
Fax:(07) 236-5631

REPORT OF INDEPENDENT ACCOUNTANTS

March 18, 2002
(02)P12D.20452

To Uni-President Enterprises Corp.

We have audited the accompanying balance sheet of Uni-President Enterprises Corp. as of December 31, 2001 and 2000, and the related statements of income, of changes in stockholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain long-term investments accounted for under the equity method, which statements reflected total debit balance of $13,337,946,000 and $14,068,227,000 as of December 31, 2001 and 2000 and net investment income in the amount of $338,748,000 and $680,362,000 for the years then ended, respectively. These statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion herein, insofar as it relates to the amounts included for these long-term investments is based solely upon the reports of other auditors.

We conducted our audits in accordance with the "Rules Governing Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS

In our opinion, base upon our audits and the reports of other auditors, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Uni-President Enterprises Corp. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with the "Rules Governing the Preparation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

We have also audited the consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries, (not presented herein) for the years ended December 31, 2001 and 2000. Our report dated March 18 2002, expressed a modified unqualified opinion on those statements.

PricewaterhouseCoopers

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and report of the independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

UNI-PRESIDENT ENTERPRISES CORP.

BALANCE SHEET

DECEMBER 31

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

ASSETS	2001	2000
Current Assets		
Cash and cash equivalent (Note 4(1))	$ 109,720	$ 113,920
Short-term investments (Note 4(2))	1,618,712	—
Notes receivable (Notes 4(3) and 5)	717,364	772,697
Accounts receivable – third parties (Note 4(4))	818,196	859,658
Accounts receivable – related parties (Note 5)	1,812,128	1,691,270
Other receivables – third parties	1,257,674	606,308
Other receivables – related parties (Note 5)	163,094	100,861
Inventories (Note 4(5))	2,457,057	2,341,723
Prepayments	326,963	397,998
Other current assets (Note 4(20))	235,345	53,131
	9,516,253	6,937,566
Long-term Investments (Notes 4(6) and 5)	45,740,485	46,632,972
Property, Plant and Equipment (Notes 4(7), 5 and 6)		
Cost:		
Land	3,402,227	3,636,217
Buildings	3,685,882	3,532,871
Machinery and equipment	7,595,998	7,286,556
Storage facilities	165,382	170,520
Electrical installations	394,969	387,287
Transportation equipment	132,607	194,631
Furniture and fixtures	2,219,654	2,251,480
Leased property	254,440	254,440
Leasehold improvement	129,195	198,142
Other equipment	2,938,209	2,673,755
Revaluation increment	2,457,076	2,461,993
Cost and revaluation	23,375,639	23,047,892
Less: Accumulated depreciation	(9,555,895)	(8,745,820)
Construction in progress and advance to suppliers	708,393	653,290
	14,528,137	14,955,362
Intangible Assets		
Deferred pension cost (Note 4(15))	413,844	—
Other Assets		
Assets held for lease (Notes 4(8) and 6)	1,013,137	1,042,993
Idle assets (Note 4(9) and 6)	210,278	237,154
Guaranteed deposits	86,257	98,246
Deferred expenses (Note 4(10))	289,364	315,614
Long-term receivables (Note 4(11))	40,846	44,176
Deferred income taxes (Note 4(20))	261,672	477,523
Other (Note 4(7))	62,755	60,050
	1,964,309	2,275,756
TOTAL ASSETS	$ 72,163,028	$ 70,801,656

UNI-PRESIDENT ENTERPRISES CORP.
BALANCE SHEET
DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Current Liabilities		
Short-term loans (Note 4(12))	$ 953, 264	$ 1, 779, 264
Commercial papers payable (Note 4(13))	—	486, 370
Notes payable	11, 599	18, 990
Accounts payable – third parties	1, 054, 905	1, 144, 538
Accounts payable – related parties (Note 5)	191, 441	271, 164
Income tax payable (Note 4(20))	9, 440	35, 410
Accrued expenses (Note 5)	1, 614, 893	1, 714, 922
Other payable (Note 5)	1, 908, 732	680, 240
Cash in advance (Note 5)	—	85, 714
Current portion of long-term liabilities (Notes 4(7) and 4(14))	407, 243	34, 158
	6, 151, 517	6, 250, 770
Long-term Liabilities		
Long-term loans (Note 4(14))	21, 662, 065	21, 861, 945
Long-term payables (Note 4(7))	178, 201	190, 084
	21, 840, 266	22, 052, 029
Other Reserves		
Provision for land-value incremental tax (Note 4(7))	1, 291, 803	1, 291, 857
Other Liabilities		
Provision for retirement plan (Note 4(15))	522, 646	55, 062
Customers' deposits	73, 665	98, 968
	596, 311	154, 030
TOTAL LIABILITIES	29, 879, 897	29, 748, 686
Stockholders' Equity		
Common stock (Notes 1 and 4(16)))	33, 476, 572	31, 581, 671
Capital reserve (Notes 4(7), 4(16), and 4(17))		
Assets revaluation	452, 131	504, 186
Gain on disposal of property, plant and equipment	10, 889	21, 997
Donated capital	228	228
Long-term investments	439, 806	342, 930
Retained earnings (Notes 4(16) and 4(18))		
Legal reserve	4, 216, 966	3, 878, 424
Special earnings reserve	354, 622	494, 561
Unappropriated	3, 499, 252	4, 583, 595
Unrealized loss on long-term investments	(122, 359)	(92, 663)
Cumulative translation adjustment	59, 364	(252, 294)
Unrecognized pension cost	(8, 616)	—
Treasury stock (Notes 4(6) and 4(19))	(95, 724)	(9, 665)
	42, 283, 131	41, 052, 970
Contingent Liabilities and Commitments (Notes 5 and 7)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 72, 163, 028	$ 70, 801, 656

The accompanying notes are an integral part of the financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF INCOME
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

	2001	2000
Operating Revenues (Note 5)		
Gross sales	$ 33,564,213	$ 32,726,645
Less: Sales returns	(190,611)	(278,579)
Sales allowance	(2,151,382)	(2,130,286)
Other	2,126,336	1,841,239
	33,348,556	32,159,019
Operating Costs (Note 5)		
Cost of goods sold	(22,700,341)	(21,125,625)
Other	(1,868,151)	(1,575,062)
	(24,568,492)	(22,700,687)
Gross Profit	8,780,064	9,458,332
Operating Expenses (Note 5)		
Selling expenses	(6,065,629)	(6,652,476)
Administrative and general expenses	(2,266,662)	(2,190,480)
Research and development expenses	(285,499)	(259,486)
	(8,617,790)	(9,102,442)
Operating Income	162,274	355,890
Other Income		
Interest income	13,926	5,852
Income from investments	98,922	42,335
Gain on disposal of property, plant and equipment (Note 5)	12,241	13,600
Gain on sale of investments (Note 5)	4,952,891	3,685,131
Rental income (Note 5)	490,187	247,260
Gain on recovery of short-term investment revaluation	—	3,574
Other (Note 5)	1,040,839	863,087
	6,609,006	4,860,839
Other Expenses		
Interest expenses (Note 4(7))	(1,215,371)	(994,674)
Loss from investments (Note 4(6))	(1,664,382)	(235,367)
Loss on disposal of property, plant and equipment	(21,419)	(22,023)
Loss on foreign currency transactions	(16,084)	(137,871)
Expenditure for issuance of commercial papers	(13,968)	(6,222)
Shutdown loss	(41,082)	(66,269)
Other	(758,088)	(504,577)
	(3,730,394)	(1,967,003)
Income Before Income Taxes	3,040,886	3,249,726
Income Tax (Expenses) Benefits (Note 4 (20))	(27,126)	135,469
Net Income	$ 3,013,760	$ 3,385,195
Earnings Per Common Share (In NT$) (Note 4(21))	$ 0.9	$1.01

The accompanying notes are an integral part of the financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			Retained Earnings							
2000	Common Stock	Capital Reserve	Legal Reserve	Special Earnings Reserve	Unappropriated	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2000	$ 29,242,288	$ 963,344	$ 3,534,016	$ —	$ 6,719,373	$ —	($ 494,561)	$ —	$ —	$ 39,964,460
Distribution of net income of 1999 :										
Appropriation of legal reserve	—	—	344,408	—	(344,408)	—	—	—	—	—
Appropriation of special earnings reserve	—	—	—	494,561	(494,561)	—	—	—	—	—
Directors' and supervisors' enumeration	—	—	—	—	(60,214)	—	—	—	—	(60,214)
Employees' bonuses	—	—	—	—	(60,214)	—	—	—	—	(60,214)
Payment of cash dividends	—	—	—	—	(2,339,383)	—	—	—	—	(2,339,383)
Issuance of stock dividends	2,222,414	—	—	—	(2,222,414)	—	—	—	—	—
Capital reserve transferred to common stock	116,969	(116,969)	—	—	—	—	—	—	—	—
Net income for 2000	—	—	—	—	3,385,195	—	—	—	—	3,385,195
Gain on disposal of property, plant and equipment transferred to capital reserve	—	12,441	—	—	(12,441)	—	—	—	—	—
Gain on disposal of property, plant and equipment by subsidiaries transferred to capital reserve	—	15,021	—	—	(15,021)	—	—	—	—	—
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	—	22,966	—	—	—	—	—	—	—	22,966
Adjustment of capital reserve due to the disposal of subsidiaries' stock	—	(27,683)	—	—	27,683	—	—	—	—	—
Adjustment of capital reserve due to the Company's proportionate subscription of donated assets	—	221	—	—	—	—	—	—	—	221
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	—	—	—	—	—	(92,663)	—	—	—	(92,663)
Cumulative translation adjustment	—	—	—	—	—	—	242,267	—	—	242,267
Adjustment due to the Company's proportionate subscription to the subsidiaries purchase of treasury stock	—	—	—	—	—	—	—	—	(9,665)	(9,665)
Balance at December 31, 2000	$ 31,581,671	$ 869,341	$ 3,878,424	$ 494,561	$ 4,583,595	($ 92,663)	($ 252,294)	$ —	($ 9,665)	$ 41,052,970

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			Retained Earnings							
2001	Common Stock	Capital Reserve	Legal Reserve	Special Earnings Reserve	Unappropriated	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2001	$ 31,581,671	$ 869,341	$ 3,878,424	$494,561	$ 4,583,595	($ 92,663)	($ 252,294)	$ —	($ 9,665)	$ 41,052,970
Distribution of net income of 2000 :										
Appropriation of legal reserve	—	—	338,542	—	(338,542)	—	—	—	—	—
Appropriation of special earnings reserve	—	—	—	102,328	(102,328)	—	—	—	—	—
Directors' and supervisors' enumeration	—	—	—	—	(58,891)	—	—	—	—	(58,891)
Employees' bonuses	—	—	—	—	(117,782)	—	—	—	—	(117,782)
Payment of cash dividends	—	—	—	—	(1,894,900)	—	—	—	—	(1,894,900)
Issuance of stock dividends	1,831,738	—	—	—	(1,831,738)	—	—	—	—	—
Capital reserve transferred to common stock	63,163	(63,163)	—	—	—	—	—	—	—	—
Reversal of special earnings reserve	—	—	—	(242,267)	242,267	—	—	—	—	—
Net income for 2001	—	—	—	—	3,013,760	—	—	—	—	3,013,760
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	—	77,545	—	—	—	—	—	—	—	77,545
Gain on disposal of property, plant and equipment by subsidiaries transferred to capital reserve	—	1,315	—	—	(1,315)	—	—	—	—	—
Adjustment of capital reserve due to the disposal of subsidiaries' stock	—	(5,126)	—	—	5,126	—	—	—	—	—
Adjustment of capital reserve due to the Company's proportionate subscription of donated assets	—	133	—	—	—	—	—	—	—	133
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	—	—	—	—	—	(29,696)	—	—	—	(29,696)
Adjustment of unrecognized pension cost due to the Company's proportionate subscription to the subsidiaries	—	—	—	—	—	—	—	(8,616)	—	(8,616)
Cumulative translation adjustment	—	—	—	—	—	—	311,658	—	—	311,658
Purchase of treasury stock	—	—	—	—	—	—	—	—	(58,543)	(58,543)
Adjustment due to Company's proportionate subscription to the subsidiaries purchase of treasury stock	—	—	—	—	—	—	—	—	(27,516)	(27,516)
Adjustment due to Company's proportionate subscription to the subsidiaries retire of treasury stock	—	23,009	—	—	—	—	—	—	—	23,009
Balance at December 31, 2001	$ 33,476,572	$ 903,054	$ 4,216,966	$ 354,622	$ 3,499,252	($ 122,359)	$ 59,364	($ 8,616)	($ 95,724)	$ 42,283,131

The accompanying notes are an integral part of the financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,013,760	$ 3,385,195
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on reduction of short - term investments to market	5,109	—
Reversal of short-term decline market value	—	(3,574)
Provision for doubtful accounts	72,615	54,231
Reversal of allowance for doubtful accounts	(13,617)	(5,565)
Loss on allowance for inventory valuation	2,083	—
Reversal of inventory obsolescence valuation	—	(440)
Equity in loss of subsidiaries	1,491,284	235,367
Perpetual loss of long-term investments under the cost method	167,989	—
Cash dividends from equity subsidiaries	820,846	1,059,276
Gain on sale of investments	(4,952,891)	(3,674,270)
Depreciation	1,381,727	1,301,629
Gain on disposal of property, plant and equipment, idle assets and other assets	(12,241)	(13,600)
Loss on disposal of property, plant and equipment, and idle assets	21,419	22,023
Amortization	67,317	61,543
(Gain) Loss on foreign currency translations	(5,419)	1,816
Changes in operating assets and liabilities:		
Notes receivable	2,887	109,244
Accounts receivable – third parties	39,330	474,243
Accounts receivable – related parties	(120,858)	(713,641)
Other receivables – third parties	409,051	(484,516)
Other receivables – related parties	(62,233)	(32,265)
Inventories	(117,417)	397,031
Prepayments	71,035	(98,756)
Deferred income tax assets - current	(182,214)	(1,937)
Deferred pension cost	(413,844)	—
Long-term receivables	(10,711)	(23,710)
Deferred income tax assets-non-current	215,851	(187,975)
Notes payable	(7,391)	(485,188)
Accounts payable – third parties	(89,633)	(17,330)
Accounts payable – related parties	(79,723)	(30,715)
Income tax payable	(25,970)	35,410
Accrued expenses	(100,029)	486,764
Other payables	24,030	37,355
Cash in advance	(85,714)	85,714
Provision for retirement plan	467,584	30,172
Net cash provided by operating activities	1,994,012	2,003,531

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) Decrease in short-term investments	($ 1,623,821)	$ 101,950
Proceeds from sale of long-term investments-subsidiaries	382,098	2,604,751
Proceeds from sale of long-term investments-non-subsidiaries	5,403,247	2,428,447
Increase in long-term investments-subsidiaries	(403,676)	(5,725,795)
Increase in long-term investments-non-subsidiaries	(1,232,901)	(4,000,382)
Proceeds from disposal of property, plant and equipment, assets held for lease, idle assets and other assets	371,816	158,791
Cash purchase of property, plant and equipment, assets held for lease and idle assets	(1,586,268)	(3,021,335)
Decrease in guaranteed deposits	11,989	8,261
Increase in deferred expenses	(41,067)	(177,974)
Decrease in employees' car loans	9,621	3,692
Net cash provided by (used for) investing activities	1,291,038	(7,619,594)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in short-term loans	(826,000)	(954,136)
(Decrease)Increase in commercial papers payable	(486,370)	486,370
Increase in long-term loans	173,120	8,597,737
Decrease in customers' deposits	(25,303)	(51,529)
Payment of directors' and supervisors' enumeration	(58,891)	(60,214)
Payment of employees' bonuses	(117,782)	(60,214)
Payment of cash dividends	(1,894,900)	(2,339,383)
Purchase of treasury stock	(58,543)	–
Net cash (used for) provided by financing activities	(3,294,669)	5,618,631
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	5,419	(1,816)
NET (DECREASE)INCREASE IN CASH AND CASH EQUIVALENT	(4,200)	752
CASH AND CASH EQUIVALENT, BEGINNING OF YEAR	113,920	113,168
CASH AND CASH EQUIVALENT, END OF YEAR	$ 109,720	$ 113,920
Supplemental disclosures of cash flow information		
1. Interest paid (not including capitalized interest)	$ 1,137,909	$ 1,019,569
2. Income taxes paid	$ 19,459	$ 19,033
3. Fair value of subsidiaries on the date of acquisition during the period:		
(1)Uni-President Glass Industrial Co., Ltd.		
Cash	$ 5,256	$ –
Total payment for acquiring Uni-President Glass Industrial Co., Ltd.(Based on 100% ownership)	$ 397,366	$ –
Less: Cash balance of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	(5,256)	–
Cash purchase of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	$ 392,110	$ –

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
(2)Kai Nan Investment Co., Ltd.		
Cash	$ –	$ 600,000
Total payment for acquiring Kai Nan Investment Co., Ltd. (Based on 100% ownership)	$ –	$ 600,000
Less: Cash balance of Kai Nan Investment Co., Ltd. (Based on 100% ownership)	–	(600,000)
Cash purchase of Kai Nan Investment Co., Ltd. (Based on 100% ownership)	$ –	$ –
(3)U-Chains Enterprises Corp.		
Cash	$ –	$ 42,850
Inventories	–	43,260
Property, Plant and Equipment	–	221,272
Accounts payable	–	(73,976)
Total	$ –	$ 233,406
Total payment for acquiring U-Chains Enterprises Corp. (Based on 100% ownership)	$ –	$ 214,830
Less: Cash balance of U-Chains Enterprises Corp. (Based on 100% ownership)	–	(42,850)
Cash purchase of U-Chains Enterprises Corp. (Based on 100% ownership)	$ –	$ 171,980
(4)Uni-President Dream Parks Corp.		
Cash	$ –	$ 31,000
Total payment for acquiring Uni-President Dream Parks Corp. (Based on 100% ownership)	$ –	$ 31,000
Less: Cash balance of Uni-President Dream Parks Corp. (Based on 100% ownership)	–	(31,000)
Cash purchase of Uni-President Dream Parks Corp. (Based on 100% ownership)	$ –	$ –
(5)President Digital Network Corp.		
Cash	$ –	$ 65,000
Total payment for acquiring President Digital Network Corp. (Based on 92% ownership)	$ –	$ 59,800
Less: Cash balance of President Digital Network Corp. (Based on 92% ownership)	–	(59,800)
Cash purchase of President Digital Network Corp. (Based on 92% ownership)	$ –	$ –

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
(6)Uni-President Oven Bakery Corp.		
Cash	$ –	$ 180,000
Total payment for acquiring Uni-President Oven Bakery Corp. (Based on 60% ownership)	$ –	$ 108,000
Less: Cash balance of Uni-President Oven Bakery Corp. (Based on 60% ownership)	–	(108,000)
Cash purchase of Uni-President Oven Bakery Corp. (Based on 60% ownership)	$ –	$ –

4. Fair value of subsidiary on the date of disposal during the period:

	2001	2000
(1)Tone Chu Enterprises Corp.		
Cash	$ 22,047	$ –
Total proceeds from sales of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ 21,051	$ –
Less: Cash balance of Tone Chu Enterprises Corp. (Based on 51% ownership)	(11,244)	–
Proceeds from sales of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ 9,807	$ –
(2)Mech-President Corp.		
Cash	$ 38,277	$ –
Total proceeds from sales of Mech-President Corp. (Based on 47.3% ownership)	$ 85,283	$ –
Less: Cash balance of Mech-President Corp. (Based on 47.3% ownership)	(18,105)	–
Proceeds from sales of Mech-President Corp. (Based on 47.3% ownership)	$ 67,178	$ –
(3)Retail Support International Corp.		
Cash	$ 1,272	$ –
Total proceeds from sales of Retail Support International Corp. (Based on 31% ownership)	$ 237,180	$ –
Less: Cash balance of Retail Support International Corp. (Based on 31% ownership)	(394)	–
Proceeds from sales of Retail Support International Corp. (Based on 31% ownership)	$ 236,786	$ –

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
(4)Uni-President Oven Bakery Corp.		
Cash	$ 16,167	$ –
Total proceeds from sales of Uni-President Oven Bakery Corp. (Based on 20% ownership)	$ 38,584	$ –
Less: Cash balance of Uni-President Oven Bakery Corp. (Based on 20% ownership)	(3,323)	–
Proceeds from sales of Uni-President Oven Bakery Corp. (Based on 20% ownership)	$ 35,261	$ –
(5)San-President Enterprises Corp.		
Cash	$ –	$ 95,853
Total proceeds from sales of San-President Enterprises Corp. (Based on 99.83% ownership)	$ –	$ 95,853
Less: Cash balance of San-President Enterprises Corp. (Based on 99.83% ownership)	–	(95,690)
Proceeds from sales of San-President Enterprises Corp. (Based on 99.83% ownership)	$ –	$ 163
(6)President Chain Store Corp.		
Cash	$ –	$ 490,013
Total proceeds from sales of President Chain Store Corp. (Based on 4.64% ownership)	$ –	$ 2,508,898
Less: Cash balance of President Chain Store Corp. (Based on 4.64% ownership)	–	(22,737)
Proceeds from sales of President Chain Store Corp. (Based on 4.64% ownership)	$ –	$ 2,486,161
Investing and financing activities of partial payment on cash		
1.Sales of long-term investments – non-subsidiaries	$ 6,463,664	$ 2,428,447
Less: Other receivables, end of year	(1,060,417)	–
Cash sales of long-term investments – non-subsidiaries	$ 5,403,247	$ 2,428,447

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
2.Purchase of long-term investments – non-subsidiaries	$ 2,730,310	$ 4,000,382
Less: Other payables, end of year	(1,497,409)	–
Cash purchase of long-term investments – non-subsidiaries	$ 1,232,901	$ 4,000,382
3.Purchase of property, plant and equipment, assets held for lease and idle assets	$ 1,281,523	$ 3,072,405
Plus: Notes payable, beginning of year	–	31,629
Other payables, beginning of year	516,483	423,265
Long-term payables, beginning of year	222,242	232,761
Less: Other payables, end of year	(223,536)	(516,483)
Long-term payables, end of year	(210,444)	(222,242)
Cash purchase of property, plant and equipment, assets held for lease and idle assets	$ 1,586,268	$ 3,021,335

The accompanying notes are an integral part of the financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT AS OTHERWISE INDICATED)

Note 1. HISTORY AND ORGANIZATION

Uni-President Enterprises Corp. (the Company) was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with an initial capital of $32,000. As of December 31, 2001, the paid-in capital was $33,476,572, divided into 3,347,657,000 shares of common stock with $10 (NT dollar) par value per share. The Company is engaged in the manufacturing, processing and sales of various soft drinks, foods, flour and animal feeds.

The common shares of the Company have been listed on the Taiwan Stock Exchange since December, 1987.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Foreign currency transactions and translation

The Company maintains its accounts in New Taiwan dollars. Foreign currency transactions are measured and recorded in New Taiwan dollars using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

2.Foreign exchange contracts

Gain and loss on forward exchange contracts that hedge foreign currency commitment is recognized between the spot rate at the balance sheet date and the settlement rate in net income. For those designated as economic hedges of net investments in foreign entities, gains or losses on which is reported as "translation adjustments", separately and accumulated in a separate component of equity. Any gain or loss on a forward contract intended to hedge an identifiable foreign currency commitment is deferred and included in the measurement of the related foreign currency transaction. However, losses are deferred if it is estimated that deferral would lead to recognizing losses in later accounting periods. If a forward exchange contract exceeds the amount of the related commitment, the gain or loss (net of tax) pertaining to the excess portion is included in determining net income.

3.Cash equivalent

Cash equivalent includes callable bonds, banker's acceptance and commercial paper with maturity date of less than three months.

4.Short-term investments

Short-term investments are stated at the lower of cost or market value. Cost is determined by the weighted average method. Any excess of aggregate cost over the market value will be recognized in the current period.

5.Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collection of receivables according to the aging-of-accounts-receivable.

6.Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out method except for livestock which is based on average cost less allowance for decline in value.

The allowance for decline in value of livestock is amortized over the actual breeding and production periods. Market value for raw materials and supplies is the replacement cost, and for work in process, livestock in process, finished goods, merchandise and by-products, market value is determined on the basis of lower of replacement cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating allowance for inventory obsolescence.

7.Long-term investments

Long-term investments in which the Company has less than 20% of the subsidiaries' paid-in voting share capital, and in which the Company has no ability to exercise substantial influence are stated at the lower of cost or market value for listed companies and at the cost method for unlisted companies. The market value of listed companies is determined by the average closing price of the last month during the accounting period and the unrealized loss of decline in market value is recorded under the stockholders' equity. If the market value of the subsidiaries continue to decline and chance of recovery is uncertain, then loss on decline in market value is recognized in the current period.

Investments in which ownership interests exceed 20% or in which the Company has the ability to exercise substantial influence are accounted for using the equity method. The difference between the acquisition cost and the Company's share of the subsidiary net book value on the date of acquisition is capitalized and amortized over a period of five years.

Consolidated financial statements are prepared to include majority owned subsidiaries. However, if the majority owned subsidiaries' total assets and total operating revenues constitute less than 10% of the respective accounts of the Company, only the equity method is used. When total assets and total operating revenue of all majority owned and the non-consolidated subsidiaries have exceeded 30% of those of the Company, any of these subsidiaries with total assets and total operating revenue in excess of 3% of the respective accounts of the Company are consolidated.

"Cumulative Translation Adjustment" resulting from translation of all assets and liabilities of the invested foreign companies, which accounted for using the equity method, is recognized proportionally based on the percentage of ownership of the foreign company and are reflected in the stockholders' equity section.

8.Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in connection with the purchase or construction required to bring the asset to the condition and location for its intended use is capitalized. Major renewals, betterments and additions are capitalized and recorded as property, plant and equipment. Maintenance and repairs are expensed as incurred.

Depreciation is computed based in the cost or revaluation balance over the estimated economic useful lives of depreciable assets using the straight-line method. Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of major depreciated assets are: buildings 2-55 years, others 2-30 years. Containers are expensed when damaged.

When an asset is sold or retired, the cost and accumulated depreciation are removed from respective accounts and gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets are recorded as other income or loss. Before 2000, this gain net of income tax is transferred to capital reserve in the current year, but after 2000, this gain net of income tax is not transferred to capital reserve.

Idle fixed assets are stated at the lower of book value or net realizable value as other assets. The difference between book value and net realizable value is recorded as loss for the current period. The depreciation expense for the period is recorded as other expenses.

9.Deferred expenses

The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over 12 years, the estimated economic lives of the packing machines. The contingent rental paid quarterly or based on unit-of-production is recorded as current expenses.

Other deferred expenses are depreciated or amortized over a period of 3-10 years.

10.Retirement plan and cost

The Company has a non-contributory and funded defined benefit retirement plans covering all regular employees. Monthly contributions are deposited into an independent retirement trust fund.

R.O.C. FAS No. 18, "Accounting for Pension Cost" was adopted to account for pension expenses. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unrecognized prior service cost and amortization of unamortized net transition asset (obligation).

11.Income tax

The Company adopted R.O.C. FAS No. 22 "Accounting for Income Tax", whereby income tax is provided based on accounting income after adjusting for permanent differences, and inter-period and intra-period allocation of income tax was adopted. The tax effect of taxable temporary differences was recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carryforwards and income tax credits were recorded as deferred tax assets. A valuation allowance is provided for deferred tax assets. Deferred tax asset or liability are classified into current or non-current items in accordance with the nature of balance sheet account or the period expected realization. Adjustments of prior years' income tax liabilities are included in the current year's income taxes expense.

The 10% additional tax expenses on undistributed earnings are recognized on the day of the resolution of distribution by the stockholders' meeting.

12.Treasury Stock

While the parent company and its subsidiaries recovery their issued stock as treasury stock, the book value is caculated separately under the weighted-average method by the categories of the stock (common or perferred stock) and the reason of recovery, the related transactionsare as follows :

(1) Recovery : those belong to buy-out is recorded on the basis of cost incurred ; those belong to donation is recorded on the basis of fair value.

(2) Disposal : if the disposal value is higher than the book value, the excess value is treated as additional the Paid-in Capital - Treasury Stock account; if the disposal value is lower than the book value, the difference value is first charged to trade-off with the Paid-in Capital - Treasury Stock account; any deficiency is then charged to Retained Earnings account.

(3) Retirement : The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the difference is charged against the Capital Reserve- Treasury Stock account; any deficiency is charged against the Retained Earnings account ; if the book value of the treasury stock is lower than the sum of par value and the additional Paid-in Capital the difference is added to the Capital Reserve - Treasury Stock account.

13.Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

14.Revenues, costs and expenses

Sales revenues are recognized when earning process is completed and earning is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

Note 3. CHANGE IN ACCOUNTING PRINCIPLES

None.

Note 4. DETAILS OF SIGNIFICANT ACCOUNTS

1. CASH AND CASH EQUIVALENT

	December 31, 2001	December 31, 2000
Cash：		
Cash on hand	$ 3,249	$ 15,857
Checking deposits	14,598	8,226
Demand deposits	91,873	62,020
	109,720	86,103
Cash equivalent：		
Commercial papers	–	27,817
	$ 109,720	$ 113,920

2. SHORT-TERM INVESTMENTS

	December 31, 2001	December 31, 2000
Mutual funds	$ 1,623,821	$ –
Less: Valuation allowance	(5,109)	–
	$ 1,618,712	$ –

3. NOTES RECEIVABLE

	December 31, 2001	December 31, 2000
Notes receivable	$ 792,606	$ 795,493
Less : Allowance for doubtful notes receivable	(75,242)	(22,796)
	$ 717,364	$ 772,697

4. ACCOUNTS RECEIVABLE – THIRD PARTIES

	December 31, 2001	December 31, 2000
Accounts receivable	$ 901,570	$ 940,900
Less : Allowance for doubtful accounts receivable	(83,374)	(81,242)
	$ 818,196	$ 859,658

5. INVENTORIES

	December 31, 2001	December 31, 2000
Merchandise	$ 118,087	$ 164,069
Raw materials	770,899	570,235
Raw materials in transit	438,459	322,800
Supplies	171,224	209,713
Work in process	138,767	117,507
Livestock in process	82,190	107,243
Finished goods	697,452	752,143
Livestock	85,450	151,337
Less : Allowance for livestock	(40,059)	(49,620)
By-products	452	77
	2,462,921	2,345,504
Less : Allowance for price decline in inventories and inventories obsolescence	(5,864)	(3,781)
	$ 2,457,057	$ 2,341,723

6. LONG-TERM INVESTMENTS

(1) Debit balance of long-term Investments

Name of subsidiaries	December 31, 2001 Amount	December 31, 2001 Percentage owned	December 31, 2000 Amount	December 31, 2000 Percentage owned
Equity method:				
President International Trade and Investment Corp. (Note 1)	$ 1,583,227	100.00%	$ 1,757,873	100.00%
Kai Yu Investment Co., Ltd. (Note 1)	737,502	100.00%	1,948,404	100.00%
Nanlien International Corp.	982,209	99.99%	869,852	99.99%
President International Development Corp.	8,024,225	58.50%	8,358,391	58.50%
Tong-Jeng Development Corp.	1,408,190	50.00%	1,420,755	50.00%
President Chain Store Corp.	6,624,385	44.28%	5,334,194	45.37%
Ton Yi Industrial Corp.	7,296,883	43.34%	7,831,792	43.34%
Presicarre Corp.	2,213,302	30.50%	2,538,778	40.00%
President Securities Corp.	4,009,879	25.50%	3,617,118	23.47%
Tonpal Optoelectronics Inc. (Note 2)	2,331,917	10.36%	2,307,951	10.36%
Others (less than 2%) (Notes 1, and 2)	5,376,614	7.14% ~100.00%	5,459,624	7.14% ~100.00%
	40,588,333		41,444,732	
Cost Method:				
New Century Info-Comm Co., LTD.	1,268,000	2.67%	1,268,000	2.67%
Others (less than 2%) (Note 3)	3,884,152	0.27% ~ 18.06%	3,920,240	0.53% ~ 14.46%
	5,152,152		5,188,240	
	$45,740,485		$46,632,972	

(Note 1) The total assets and operating revenues of the majority owned subsidiaries constituted less than 30% of the respective balance of the Company. Accordingly, these subsidiaries were not consolidated.

(Note 2) Equity method was used to account for investments in Copres Corp, Tonpal Optoelectronics Inc., Allianz President Life Insurance Co., President Information Corp., Latin America Development Co., Ltd. due to the Company's ability to exercise significant influence.

(Note 3)The perpetual loss of long term investments of $167,989 recognized under the cost method which to consult to estimate opinion.

(2) The long-term investments loss of $1,491,284 and $235,367 recognized under the equity method which was based on the audited financial statements of the subsidiaries in 2001 and 2000, respectively.

(3) As of December 31, 2001 and 2000, President Securities Corp. purchase treasury stock as follows:

A. Reason

	2001			
	Beginning balance of shares	Increase	Decrease	Ending balance of shares
Transfer ownership to employees	5, 613	8, 859	–	14, 472
Maintaining shareholders' equity	–	97, 551	(97, 551)	–
	5, 613	106, 410	(97, 551)	14, 472

	2000			
	Beginning balance of shares	Increase	Decrease	Ending balance of shares
Transfer ownership to employees	–	5, 613	–	5, 613

B. Under the Stock Exchange Law, treasury stock percentage may not exceed 10% of total shares issued and total cost of treasury stock may not exceed the sum of the balances of paid-in capital in excess of par value, retained earnings and realized capital reserve. As of December 31, 2001 and 2000, the cost of treasury stock bought and retired by President Securities Corp. amounted to $1,025,979, $893,567 and $37,388, $–, respectively. The Company recognized the treasury stocks cost $37,181 and $9,665 based its equity ownership in President Securities Corp.

C. In accordance with the Stock Exchange Law, treasury stocks cannot be pledged and bear no shareholders' rights before the stocks are reissued.

D. Under the stock Exchange law, treasury stocks acquired for maintaining credit rating of the Company and shareholders' equity must be retired within six months.

7. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2001 and 2000, revaluation and accumulated depreciation of each fixed assets are listed as follows:

	Revaluation		Accumulated depreciation	
	December 31,2001	December 31,2000	December 31,2001	December 31,2000
Land	$ 2,215,507	$ 2,215,507	$ –	$ –
Buildings	136,797	135,239	1,229,611	1,107,153
Machinery and equipment	64,684	66,399	4,487,557	3,986,305
Electrical installations	8,725	10,511	249,273	242,180
Transportation equipment	1,178	1,178	103,564	150,381
Furniture and fixtures	300	331	1,539,031	1,474,750
Leased property	–	–	79,199	61,685
Leasehold improvement	–	–	78,839	92,752
Other equipment	29,885	32,828	1,788,821	1,630,614
	$ 2,457,076	$ 2,461,993	$ 9,555,895	$ 8,745,820

(1) In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amounts of revalued appreciation credited to capital reserve was as $1,984,813.The balance of capital reserve-assets revaluation was $452,131 and $504,186 as of December 31, 2001 and 2000, respectively.

(2) The balance of the provision for land-value increment tax on December 31, 2001 and 2000 was $1,291,803 and $1,291,857, respectively.

(3) Interest expenses before capitalized, interest expenses capitalized, and the rates of interest expenses capitalized in 2001 and 2000 were $1,387,855, $172,484, 5.3% and $1,179,196, $184,522, 6.18%.

(4) As of December 31, 2001 and 2000, the Company has purchased land in the amount of $59,304 for expansion of plant facilities. These agriculture land has yet to be rezoned for industrial purposes. Accordingly, the land title has not been officially transferred to the Company. However, the Company has secured deeds and other ownership documents to ensure ownership.

(5) Leased property

The terms major of the leased properties are summarized below:

A. Upon the expiration of the lease contract, the titles of the leased properties accounted for under the capital leases are transferred to the Company at no additional cost. The rental payments and the leased properties are listed below:

Category of property	Present value based on the implicit interest rate	Period
Buildings, electrical installations and other equipment	$ 240, 904	8.1997-7.2012 180 equal monthly installments
Buildings	13, 536	1. 1998-8. 2005 92 equal monthly installments
	$ 254, 440	

B. As of December 31, 2001, total amount of rental payments and their present value are listed as follows:

	Present value of rental payments	Total of rental payments
1.1.2002 - 12.31.2002	$ 32, 243	$ 34, 109
1.1.2003 - 12.31.2003	29, 119	34, 204
1.1.2004 - 12.31.2004	26, 300	34, 302
1.1.2005 - 12.31.2005	22, 857	33, 237
1.1.2006 – 12.31.2006	19, 697	30, 949
1.1.2007 - 12.31.2011	73, 776	154, 743
1.1.2012 - 07.31.2012	6, 452	18, 053
	210, 444	$ 339, 597
Less: Liabilities under capital lease within one year	(32, 243)	
Long-term liabilities under capital lease (classified as long-term payables)	$ 178, 201	

8. ASSETS HELD FOR LEASE

December 31, 2001	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 231,835	$ 215,383	$ 447,218	$ —	$ —	$ —	$ 447,218
Buildings	636,820	14,075	650,895	(217,655)	(12,399)	(230,054)	420,841
Machinery and equipment	420	—	420	(203)	—	(203)	217
Electrical installations	31,255	—	31,255	(20,059)	—	(20,059)	11,196
Furniture and fixtures	2,221	—	2,221	(2,002)	—	(2,002)	219
Other equipment	277,930	4,299	282,229	(144,486)	(4,297)	(148,783)	133,446
	$ 1,180,481	$ 233,757	$ 1,414,238	($ 384,405)	($ 16,696)	($ 401,101)	$ 1,013,137

December 31, 2000	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 204,960	$ 215,383	$ 420,343	$ —	$ —	$ —	$ 420,343
Buildings	629,869	13,573	643,442	(185,986)	(11,503)	(197,489)	445,953
Machinery and equipment	420	—	420	(156)	—	(156)	264
Electrical installations	31,255	—	31,255	(17,158)	—	(17,158)	14,097
Furniture and fixtures	2,388	—	2,388	(1,999)	—	(1,999)	389
Other equipment	277,215	4,299	281,514	(115,270)	(4,297)	(119,567)	161,947
	$ 1,146,107	$ 233,255	$ 1,379,362	($ 320,569)	($ 15,800)	($ 336,369)	$ 1,042,993

(1)Rental revenues in 2001 and 2000 were $240,493 and $224,130, respectively.

(2)The Company revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) PROPERTY, PLANT AND EQUIPMENT.

9. IDLE ASSETS

December 31, 2001	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 116,188	$ 35,284	$ 151,472	$ —	$ —	$ —	$ 151,472
Buildings	45,135	1,297	46,432	(39,088)	(1,225)	(40,313)	6,119
Machinery and equipment	203,877	526	204,403	(153,827)	(526)	(154,353)	50,050
Electrical installations	7,416	—	7,416	(7,332)	—	(7,332)	84
Furniture and fixtures	3,953	—	3,953	(3,810)	—	(3,810)	143
Other equipment	23,994	394	24,388	(21,584)	(394)	(21,978)	2,410
	$ 400,563	$ 37,501	$ 438,064	($ 225,641)	($ 2,145)	($ 227,786)	$ 210,278

December 31, 2000	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 93,983	$ 35,477	$ 129,460	$ —	$ —	$ —	$ 129,460
Buildings	53,888	3,357	57,245	(42,080)	(2,555)	(44,635)	12,610
Machinery and equipment	254,360	514	254,874	(162,919)	(514)	(163,433)	91,441
Electrical installations	7,209	—	7,209	(7,209)	—	(7,209)	—
Furniture and fixtures	1,146	—	1,146	(794)	—	(794)	352
Other equipment	24,277	180	24,457	(20,986)	(180)	(21,166)	3,291
	$ 434,863	$ 39,528	$ 474,391	($ 233,988)	($ 3,249)	($ 237,237)	($ 237,154)

The Company revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China.

Please refer to Note 4(7). PROPERTY, PLANT AND EQUIPMENT.

10. DEFERRED EXPENSES

	2001	2000
Beginning balance	$ 315,614	$ 199,183
Additions	44,602	182,679
Decreases	(3,535)	(4,705)
Amortization and depreciation	(67,317)	(61,543)
Ending balance	$ 289,364	$ 315,614

(1) The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over a period of twelve years, the estimated economic lives of the packing machines, and the contingent rental paid quarterly or based on the unit-of-production is treated as current expenses.

(2) The decrease in 2001 and 2000 represents purchase return from the design of website software and sales of selling machine.

11. LONG-TERM RECEIVABLES

	December 31, 2001	December 31, 2000
Long-term notes receivable	$ 2,215	$ —
Long-term accounts receivable	44,079	35,583
Employee car loans	27,658	37,279
Less: Allowance for doubtful accounts	(33,106)	(28,686)
	$ 40,846	$ 44,176

12. SHORT-TERM LOANS

	December 31, 2001	December 31, 2000	Collateral or security
Unsecured bank loans	$ 953,223	$ 1,779,211	—
Bank draft	41	53	—
	$ 953,264	$ 1,779,264	
Range of interest rates	2.42%-6.915%	6.468%-7.33%	

13. COMMERCIAL PAPERS PAYABLE

	December 31, 2001	December 31, 2000	Collateral or security
Commercial papers payable	$ –	$ 500,000	–
Less: Prepaid interests	–	(13,630)	–
	$ –	$ 486,370	
Range of interest rates	–	6.18%	

14. LONG-TERM LOANS

	December 31, 2001	December 31, 2000	Collateral or security
Unsecured bank loans	$ 14,744,000	$ 12,996,000	–
Bankers' acceptances	7,350,000	9,000,000	–
	22,094,000	21,996,000	
Less: Prepaid interests	(56,935)	(132,055)	
Current portion of long-term loans	(375,000)	(2,000)	
	$ 21,662,065	$ 21,861,945	
Range of maturity date	6.12.2003-6.28.2006	2.10.2001-10.5.2005	
Range of interest rates	2.50%-6.65%	3.00%-6.857%	

15. RETIREMENT PLAN

(1) In accordance with the Company's retirement plan, an employee may retire when he or she either (i) attains the age of 55 and with the 15 years of service, or (ii) has more than 25 years of service, or (iii) has reached the age of 60, or (iv) is unable to work (involuntary retirement). The employees accrue two units of credits for each year of service for the first 15 years, and one unit of credit for each year of service thereafter. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service, and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credits. Each unit of credit is based on the average of six-month's salaries prior to retirement. Calculation of average salary is in accordance with the Labor Standards Law of the R.O.C.

(2) The contributions to the independent retirement trust fund were $88,749 and $80,958 for 2001 and 2000, respectively. As of December 31, 2001 and 2000, the retirement fund balance with the Central Trust of China, was $1,884,841 and $1,783,069, respectively.

(3) The net periodic pension cost for the period ended December 31, 2001 and 2000 consists of factors as follows:

	2001	2000
Service cost	$ 120,319	$ 113,230
Interest cost	152,171	146,020
Expected return on plan assets	(110,127)	(110,366)
Amortization of the unrecognized net obligation at transition	25,763	25,763
Loss not recognized as pension cost	4,365	–
Net periodic pension cost	$ 192,491	$ 174,647

(4) The Company adopted FAS No. 18 "Accounting for Pension Plan" of the R.O.C. The assumptions used to measure the funded status of the plan are as follows:

	2001	2000
Discount rate	4.25%	5.75%
Rate of increase in compensation levels	2.82%	3.75%
Expected return on plan assets	4.00%	5.75%

(5) The funded status of the plans at November 30, 2001 and 2000 were as follows:

	November 30, 2001	November 30, 2000
Benefit obligation:		
Vested benefit obligation	($ 913,275)	($ 658,686)
Non-vested benefit obligation	(1,550,994)	(1,150,204)
Accumulated benefit obligation	(2,464,269)	(1,808,890)
Additional benefit based on future salaries	(776,117)	(837,566)
Projected benefit obligation	(3,240,386)	(2,646,456)
Plan assets at fair value	1,956,213	1,915,246
Plan funded status	(1,284,173)	(731,210)
Unrecognized net transition obligation	231,865	257,628
Unrecognized prior service cost	187,180	–
Unrecognized plan assets loss	583,886	317,029
Accrued pension cost	($ 281,242)	($ 156,553)
Minimum pension liability	$ 508,056	$ –
Vested benefit	$1,107,031	$ 933,468

16. COMMON STOCK

(1) On June 23, 2000, the stockholders at their meeting resolved to capitalize capital reserve of $116,969 and unappropriated retained earnings of $2,222,414 as stock dividends which was approved under SFC Ruling (2000) Tai-Tsai-Cheng (1) No. 60239. After the issuance of stock dividends, the total paid-in capital was $31,581,671, consisted of 3,158,167,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

(2) On June 1, 2001, the stockholders at their meeting resolved to capitalize capital reserve of $63,163 and unappropriated retained earnings of $1,831,738 as stock dividends which was approved under SFC Ruling (2001)Tai-Tsai-Cheng (1)No. 139435. After the issuance of stock dividends, the total paid-in capital was $33,476,572, consisted of 3,347,657,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

17. CAPITAL RESERVE

According to the Company Law, capital reserve may only be used to offset accumulated deficits or to increase capital.

18. RETAINED EARNINGS

(1) In accordance with the ROC Company Law, 10% of annual earnings should be appropriated as a legal reserve until the accumulated legal reserve equals the total paid-in capital of the Company. The legal reserve may only be used to offset deficits or increase capital.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve and appropriated as special earnings reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the Board of Directors and approved at the stockholders' meeting. Of the amount distributed by the Company, stockholders' bonuses 50% to 100% of the accumulated unappropriated retained earnings, 2% of the remaining earnings is fixed for directors' and supervisors' remuneration and not less than 0.2% is for employees' bonuses.

(3) As of December 31, 2001 and 2000, the balance of unappropriated earnings were as follows:

	2001	2000
(A) Unappropriated earnings for 1997	$ 485,556	$ 1,198,179
(B) Unappropriated earnings since 1998		
A: 10% income tax unpaid balance	3,012,445	3,385,416
B: 10% income tax paid balance	1,251	–
	$ 3,499,252	$ 4,583,595

(4) As of December 31, 2001 and 2000, the imputation tax credit account balance amounted to $10,851 and $16,511, respectively. The Company distributed 2000 net income as dividends in accordance with the resolution adopted at the stockholders' meeting on June 1, 2001, and the date of dividends distribution was August 9, 2001 adopted at a meeting of Board of Directors, and the creditable ratio was 14.94%. As of December 31, 2001, the estimated creditable ratio was 0.36%. The amount of deductible tax distributable by the Company to its shareholders shall be limited to an amount not exceeding the amount of the imputation tax credit account balance on the date of distribution of the dividends. Accordingly, the actual creditable ratio for the distribution of 2001 net income will be based on the imputation tax credit account balance up to the date of distribution of the dividends.

(5) According to ROC SFC Ruling, the debit balance of $168,156 of stockholders' equity as of December 31, 2001, should be appropriated as special earnings reserve and not be distributed.

19. TREASURY STOCK

Movement of treasury stock purdased in 2001:

	Number of shares (in thousand)			
Reason for acquisition	Beginning	Additions	Reductions	Ending
Maintaining credit of the Company and stockholders' equity	–	5,671	–	5,671

(A) According to the ROC securities Exchange Act, the number of outstanding treasury shares shall not exceed 10% of the total shares of common stocks issued by the Company. The cost of the outstanding treasury stocks shall not exceed the total of retained earnings, paid-in capital in excess of par value and capital reserve arising from realized gains. As of December 31, 2001 and 2000, the Company's treasury stocks amounted to $58,543 and $—, respectively.

(B)According to the ROC securities Exchange Act, the treasury stock owned by the Company may not be pledged and any unsold treasury stocks are treated as unissued shares .

(C)According to the ROC securities Exchange Act, the treasury stock for maintaining credit rating of the Company and stockholders' equity should be retired within six months acqusition.

20. DEFERRED INCOME TAX AND INCOME BENEFIT

(1) Adjustments for corporate income tax expenses (benefits) and income tax payable were as follows:

	2001	2000
Current corporate income tax benefits	($ 168,554)	($ 175,088)
10%additional income tax on unappropriated earnings	195,680	39,619
Corporate income tax expenses (benefits)	27,126	(135,469)
Net change amount for deferred income tax assets	(33,637)	189,912
Prepaid income taxes	(786)	(668)
Over (under) provision of prior years' income taxes	20,284	(14,157)
Prepaid and income taxes withheld	(3,547)	(4,208)
Income tax payable	$ 9,440	$ 35,410

(2)The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforwards and investment tax credits were as follow:

	December 31, 2001		December 31, 2000	
	Amount	Tax effect	Amount	Tax effect
CURRENT ITEMS:				
Temporary differences				
Bad debt expenses	$ 110,545	$ 27,636	$ —	$ —
Unrealized inventory obsolescence loss	5,864	1,466	3,781	945
Expenses carried forward	22,123	5,531	26,011	6,503
Unrealized gain or loss on foreign currency transaction	2,849	712	62,733	15,683
Investments tax credits	—	200,000	—	30,000
		$ 235,345		$ 53,131
NON-CURRENT ITEMS:				
Temporary differences				
Expenses carried forward	$ 25,627	$ 6,407	$ 33,110	$ 8,277
Depreciation expenses	(2,322,129)	(580,532)	(2,011,918)	(502,979)
Investments income or loss	1,494,536	373,634	2,106,041	526,510
Pension cost	5,635	1,409	—	—
Loss carryforwards	1,599,553	399,888	507,807	126,952
Investments tax credits	—	260,810	—	382,239
Valuation allowance	—	(199,944)	—	(63,476)
		$ 261,672		$ 477,523

(3) As of December 31, 2001, unused tax credit from loss carryforwards was $399,888, which will expire between 2002 and 2006.

(4) As of December 31, 2001, unused investments tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure, expenditure on the development of international trademark and Y2K expenditures were $460,810, which will expire between 2002 and 2005.

(5) The Company's income tax returns for the year through 1999 have been assessed by the Tax Authority. As of March 18, 2002, there were no disputes existing between the Company and the Tax Authority.

21. EARNINGS PER COMMON SHARE

	2001	2000
Net income (A)	$ 3,013,760	$ 3,385,195
Weighted average number of shares outstanding during year (shares in thousands) (B)	3,346,861	3,158,167
Weighted average number of shares outstanding during year after retroactive adjustment (shares in thousands) (C)	3,346,861	3,347,657
Simple earnings per share (NT dollars) (A/B)	$ 0.90	$ 1.07
Simple earnings per share after retroactive adjustment (NT dollars) (A/C)	$ 0.90	$ 1.01

Note 5. RELATED-PARTY TRANSACTIONS

1.Related parties and their relationship with the Company

Name of related parties	Relationship with the Company
President Global Corp.	Subsidiary accounted by equity method
U-Chains Enterprises Corp.	Subsidiary accounted by equity method
Cayman President Holdings Ltd.	Subsidiary accounted by equity method
Uni-President Dream Parks Corp.	Subsidiary accounted by equity method
President Baseball Team Corp.	Subsidiary accounted by equity method
Nanlien International Corp.	Subsidiary accounted by equity method
President International Development Corp.	Subsidiary accounted by equity method
President Nisshin Corp.	Subsidiary accounted by equity method
President Kikkoman Inc.	Subsidiary accounted by equity method
President Chain Store Corp.	Subsidiary accounted by equity method
Ton Yi Industrial Corp.	Subsidiary accounted by equity method

Name of related parties	Relationship with the Company
Uni-President Oven Bakery Corp.	Subsidiary accounted by equity method
Presicarre Corp.	Subsidiary accounted by equity method
TTET Union Corp.	Subsidiary accounted by equity method
President Packaging Ind. Corp.	Subsidiary accounted by equity method
Qware Systems & Services Corp.	Subsidiary accounted by equity method
President Tokyo Corp.	Subsidiary accounted by equity method
Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method
Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method
Retail Support International Corp.	Subsidiary accounted by equity method
Mech-President Corp.	Subsidiary accounted by equity method
President Information Corp.	Subsidiary accounted by equity method
President Pepsi Food Co., Ltd.	Subsidiary accounted by equity method (Note 1)
Prince Housing & Development Corp.	Common chairman
Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Hong Kong President Holdings Limited	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)
Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tung-Tse Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp.(Note 2) (accounted by equity method)
Ding-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp.(Note 2) (accounted by equity method)
Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp.(Note 3) (accounted by equity method)

(Note 1):President Pepsi Food Co., Ltd. is no longer a related party due to the disposal of the equity investments in December, 2000.

(Note 2):Tun Hsiang Enterprises Corp. and Ding-Tung Enterprises Corp. change relation with the Company due to the disposal of the equity investments by Kai Yu Investment Co., Ltd. in August, 2001.

(Note 3):The relationship with Tone Chu Enterprises Corp. was changed due to the disposal of the equity investments by the Company since August, 2001.

2. Transactions with related parties

(1) Purchases

	2001		2000	
	Amount	Percentage of net purchases	Amount	Percentage of net purchases
President Kikkoman Inc.	$ 698, 307	4%	$ 679, 452	4%
TTET Union Corp.	548, 889	3%	375, 684	2%
President Packaging Ind. Corp.	389, 660	2%	342, 795	2%
President Nisshin Corp.	257, 105	1%	242, 730	1%
Retail Support International Corp.	46, 172	—	215, 570	1%
President Pepsi Food Co., Ltd.	—	—	396, 810	2%
Others (less than 10%)	429, 806	2%	750, 249	4%
	$ 2, 369, 939	12%	$ 3, 003, 290	16%

The terms of purchases and payments (due within one month) to the related parties were the same as for regular suppliers except for the following companies:

(1) TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due in 30-45 days.
(2) Ton Yi Industrial Corp. pays its account within 50 days.
(3) President Nisshin Corp. pays its account within 15 days.

(2) Sales

	2001		2000	
	Amount	Percentage of net sales	Amount	Percentage of net sales
Uni-President Cold-Chain Corp.	$ 3, 659, 928	12%	$ 3, 319, 935	11%
President Chain Store Corp.	2, 199, 676	7%	1, 850, 128	6%
Retail Support International Corp.	2, 198, 211	7%	2, 070, 725	7%
Others (less than 10%)	12, 216, 759	39%	10, 412, 481	34%
	$ 20, 274, 574	65%	$ 17, 653, 269	58%

The terms of collection period for the year ended December 31, 2001 were two weeks after sales to third parties and one month by notes to related parties except that the collection period is 77 days for sales to Tone Chu Enterprises Corp. and Tun Hsiang Enterprises Corp; 56 days to Retail Support International Corp; 20 days to Ding-Tung Enterprises Corp; 10 days to Tung Ang Enterprises Corp; two months to Presicarre Corp; 12 days to distributors such as U-Chains Enterprises Corp; President Global Corp. is due within 150 days by D/A. President Chain Store Corp. and Uni-President Cold-Chain Corp. close their accounts 20 days within the end of each month for the year ended December 31, 2001. The terms of collection period to related parties for the year ended December 31, 2000 was one month by notes except that Tone Chu Enterprises Corp. was two months' collection period. Except for the collection period mentioned above, other terms of sales were the same to related and third parties.

(3) Purchase of Investments

	2001	2000
President Chain Store Corp.	$ 240, 710	$ −
President International Development Corp.	397, 366	−
Nanlien International Corp.	−	19, 800
	$ 638, 076	$ 19, 800

(A) The Company purchased 20,000,000 shares of common stocks of Scinopharm Taiwan, Limited. and 135,000 shares of common stocks of Parabola Creative Inc. from President Chain Store Corp. and 36,000,000 shares of common stocks of Uni-President Glass Industrial Co., Ltd. from President International Development Corp. to consult expert to estimate opinion at negotiated prices in 2001.

(B) The Company purchased 1,980,000 shares of common stocks of U-Chains Enterprises Corp. from Nanlien International Corp. at a negotiated price in 2000.

(4) Sale of investments

	2001			2000		
	Selling price	Book value	Gain	Selling price	Book value	Gain
President Chain Store Corp.	$ 635, 631	$ 376, 280	$ 259, 351	$ —	$ —	$ —
Nanlien International Corp.	203, 844	110, 150	93, 694	—	—	—
President International Development Corp.	54, 835	13, 650	41, 185	2, 918	708	2, 210
	$ 894, 310	$ 500, 080	$ 394, 230	$ 2, 918	$ 708	$ 2, 210

The Company sold 2,200,000 shares of Retail Support International Corp.; 7,140,000 Shares of Uni-President Cold-Chain Corp.; 5,250,000 shares of President Transnet Corp.;10,440,000 shares of President Musashino Corp.; 2,400,000 shares of President Information Corp.; 31,219,000 shares of Mech-President Corp ;1,658,000 shares of President Yamako Corp. ; 3,600,000 shares of Uni-President Oven Bakery Corp. to President Chain Store Corp. in 2001; sold 4,000,000 shares of Retail Support International Corp; 3,038,000 shares of Union Chinese Corp; 1,530,000 shares of Tone Chu Enterprises Corp. to Nanlien International Corp. in 2001; sold 4,419,000 shares of Presitex Co., Ltd.; 1,000,000 shares of Uol.Com Limited and 247,000 shares of Tong Li Development Corp. to President International Decelopment Corp.to consult expert to estimate opinion at negotiated prices in 2001 and 2000, respectively.

(5) Purchases of property, plant and equipment

	Item	2001	2000
Qware Systems & Service Corp.	Furniture and fixtures	$ 59, 352	$ 39, 711
President Information Corp.	Furniture and fixtures	9, 981	381
Mech-President Corp.	Transportation equipment	9, 843	8, 634
Other (less than 10%)	Transportation equipment, Furniture and fixtures and Other equipment.	1, 226	2, 512
		$ 80, 402	$ 51, 238

The Company purchased above fixed assets from related parties at negotiated prices.

(6) Disposal of property, plant and equipment

	2001			2000		
	Selling price	Book value	Gain	Selling price	Book value	Gain
Uni-President Cold-Chain Corp.	$ 196,721	$ 195,729	$ 992	$ 41,273	$ 41,029	$ 244
Uni-President Oven Bakery Corp.	96,816	96,816	—	—	—	—
President Tokyo Corp.	—	—	—	41,516	41,516	—
President Packaging Ind. Corp.	—	—	—	23,801	23,351	450
Others (less than 10%)	23,745	23,300	445	22,777	22,630	147
	$ 317,282	$ 315,845	$ 1,437	$ 129,367	$ 128,526	$ 841

The Company sold fixed assets to related parties at negotiated prices.

(7) Rental income

	The way of rental collection	2001	2000
Uni-President Vender Corp.	Monthly	$ 225, 706	$ —
Retail Support International Corp.	Monthly	104, 231	105, 705
Uni-President Cold-Chain Corp.	Monthly	58, 916	53, 241
Nanlien International Corp.	Monthly	29, 912	28, 561
President Kikkoman Inc.	Monthly	29, 725	25, 981
Others (less than 10%)	Monthly	36, 480	25, 840
		$ 484, 970	$ 239, 328

Rentals are charged based on the existing lease agreements at negotiated prices.

(8) Other income

	2001	2000
Management and technical consultancy fees:		
Tun Hsiang Enterprises Corp.	$ 27, 294	$ 16, 232
Ztong Yee Industrial Co., Ltd.	25, 200	25, 200
Others (less than 10%)	232, 915	232, 947
	285, 409	274, 379
Other income：		
Tun Hsiang Enterprises Corp.	51, 122	—
President Nisshin Corp.	24, 570	26, 963
President Kikkoman Inc.	18, 161	28, 911
Others (less than 10%)	275, 083	200, 283
	368, 936	256, 157
	$ 654, 345	$ 530, 536

(9) Processing expenses

	2001	2000
TTET Union Corp.	$ 101, 895	$ 78, 642

(10) Other expenses

	2001	2000
Advertisement support expenses：		
Uni-President Dream Parks Corp.	$ 562, 209	$ 222, 587
President Baseball Team Corp.	95, 746	120, 460
Others (less than 10%)	152, 141	85, 221
	810, 096	428, 268
Other expenses：		
Uni-President Cold-Chain Corp.	217, 829	243, 396
President Chain Store Corp.	99, 270	108, 278
Kuan Chang Enterprises Corp.	90, 899	53, 819
Others (less than 10%)	197, 892	201, 635
	605, 890	607, 128
	$ 1, 415, 986	$ 1, 035, 396

(11) Notes receivable

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
Tung-Tse Corp.	$ 12, 033	2%	$ 24, 294	3%
Tung Ang Enterprises Corp.	5, 966	1%	61	—
Uni-President Dream Parks Corp.	4, 530	—	1, 269	—
President Nisshin Corp.	3, 485	—	12, 684	2%
Others (less than 10%)	6, 780	1%	9, 347	1%
	$ 32, 794	4%	$ 47, 655	6%

(12) Accounts receivable

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
Tun Hsiang Enterprises Corp.	$ 351, 655	13%	$ 311, 820	12%
Uni-President Cold-Chain Corp.	256, 154	9%	187, 242	7%
Retail Support International Corp.	233, 706	8%	201, 032	8%
President Chain Store Corp.	179, 468	7%	270, 069	10%
Others (less than 10%)	791, 145	29%	721, 107	27%
	$1, 812, 128	66%	$1, 691, 270	64%

(13) Other receivables

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
Presicarre Corp.	$ 80,000	5%	$ –	–
Ztong Yee Industrial Co., Ltd.	25,200	2%	25,329	4%
Others (less than 10%)	57,894	4%	75,532	10%
	$ 163,094	11%	$ 100,861	14%

(14) Accounts payable

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
President Kikkoman Inc.	$ 55,505	5%	$ 50,925	4%
President Packaging Ind. Corp.	39,325	3%	55,009	4%
Ton Yi Industrial Corp.	27,807	2%	17,422	1%
TTET Union Corp.	26,729	2%	96,035	7%
President Nisshin Corp.	24,218	2%	13,985	1%
Others (less than 10%)	17,857	1%	37,788	2%
	$191,441	15%	$271,164	19%

(15) Accrued expenses

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
Uni-President Dream Parks Corp.	$ 67,001	4%	$ 55,441	3%
President Chain Store Corp.	50,605	3%	22,212	1%
Uni-President Cold-Chain Corp.	30,519	2%	26,700	2%
Others (less than 10%)	167,165	11%	195,269	11%
	$315,290	20%	$ 299,622	17%

(16) Other payables

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
Qware Systems & Services Corp.	$ 12,682	1%	$ 22,685	4%
Others (less than 10%)	1,403	–	1,513	–
	$ 14,085	1%	$ 24,198	4%

(17) Advance receipts

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
Uni – President Oven Bakery Corp.	$ –	–	$ 85, 714	100%

3. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties are as follows:

	December 31, 2001	December 31, 2000
Cayman President Holdings Ltd.	$ 14, 220, 141	$ 5, 150, 988
President International Development Corp.	2, 800, 000	1, 800, 000
Hong Kong President Holdings Limited	836, 500	5, 078, 150
Others (less than 10%)	8, 395, 579	8, 461, 006
	$ 26, 252, 220	$ 20, 490, 144

(2) On August 24, 1998, the Company and seven other companies (including the Prince Housing Development Corp) jointly purchased a parcel of land (located Shin-Yi District Lot No. 6) with an area of 9,643 m^2 from the Ministry of National Defence. The Company shared 20% ownership of the land. According to the "PEC National Building Construction Contract" dated November 6, 1998, the Company will contribute 20% of the capital in cash and share the obligation and right accordingly.

(3) In July, 2000, President Chain Store Corp. signed a permanent technical cooperation contract (the Contract) with the Southland Corporation . Under the terms of the contract the Company agrees that:

(A) The Company guarantees that President Chain Store Corp. will fulfil all payments or other obligation to Southland Corporation due under the Contract.

(B) Without the written approved of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

(C) The Company should maintain no less than 45% ownership of President Chain Store Corp. In May 2001, the minimal ownership was revised to 40%.

Note 6. PLEDGED ASSETS

As of December 31, 2001 and 2000, the pledged assets were as follows:

	Purpose of collateral	December 31, 2001	December 31, 2000
Land	Revolving credit facility	$1, 170, 981	$1, 168, 217
Buildings - net	Revolving credit facility	450, 745	484, 406
Machinery and equipment - net	Revolving credit facility	197	390
		$1, 621, 923	$1, 653, 013

Note 7. CONTINGENT LIABILITIES AND COMMITMENTS

1. As of December 31, 2001 and 2000, the remaining balance due for construction in progress and advance to suppliers were as follows:

	December 31, 2001	December 31, 2000
Construction in progress	$ 952, 944	$ 769, 353
Advance to suppliers	411, 633	811, 843
	$ 1, 364, 577	$ 1, 581, 196

2. As of December 31, 2001, and 2000, total letters of credit opened and unused were $1,183,575 and $752,984, respectively.

3. In September 1998, the Company borrowed $4,300,000 under a 5-year term loan agreement from September 25, 1998 to September 25, 2003, with ABN AMRO Bank N.V. Taipei Branch as the lead bank. Under the terms of the loan agreement the Company agrees that :

(1) To ensure that, current ratio computed from year-end non-consolidated audited financial statements shall not be less than 75%.

(2) To ensure that, ratio of stockholders' equity to total assets computed from year-end non-consolidated audited financial statements shall not be less than 40%.

(3) To ensure that, the year-end non-consolidated audited total tangible stockholders' equity shall not be less than $15,000,000.

(4) To ensure that, interest coverage ratio computed from year-end non-consolidated audited financial statements shall not be less than two hundred and sixty percentage.

(5) To ensure that, the year-end consolidated tangible stockholders' equity, less any treasury stocks shall not be less than $20,000,000.

(6) To ensure that, the year-end consolidated total contingent liabilities shall be less than the tangible stockholders' equity.

4. In November 1999, the Company at first borrowed $800,000 from China Development Industrial Bank with under a 3-year term loan agreement from November 15, 1999 to November 15, 2002. In December 2001, the Company revised the term of the loan agreement from November 15, 2001 to November 15, 2004. Under the terms of the loan agreement the Company agrees that:

(1) To ensure that, current ratio shall be above 70%.

(2) To ensure that, debt ratio shall be bellow 150%.

(3) To ensure that, if the ratio mentioned above do not meet the requirenebts, the Company shall improve it within six months.

5. In August 2000, the Company signed a $6,000,000 5-year syndicated credit facilities from October 5, 2000 to October 5, 2005 led by Taiwan Industrial Bank, United World Chinese Commercial Bank and Taiwan Land Bank. Under the terms of the loan agreement, the Company agrees that:

(1) The current ratio shall be above 70%.

(2) To ensure the debt ratio shall be below 100%.

(3) To ensure the ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.

(4) Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall have the consent in writing from bank syndication.

6. In June 2001, the Company signed a $6,000,000 5-year syndicated credit facilities including Bankers' acceptances and Unsecured bank loans from June 28, 2001 to June 28, 2006 led by International Commercial Bank of China and Chiao Tung Bank. Under the terms of the loan agreement, the Company agrees that：

(1) The current ratio shall be above 80%.

(2) The debt ratio shall be below 100% from 2000, retroactively.

(3) If the ratio mentioned above do not meet the requirements, the Company should improve it before the June 30 of the next year.

(4) To ensure that, any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization shall be notified to the management bank. The lead bank may call a meeting of the leaders to discuss above events as needed.

7. As approved by the stockholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDS, have the same rights and responsibilities as those of holder of common shares. Under current ROC law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(1) Exercise of voting rights

Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(2) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(3) Dividends

The holders of the GDSs have the same right to receive the dividends as that of registered common shares.

Note 8. SIGNIFICANT LOSS OF NATURAL DISASTER AND LOSS: None.

Note 9. SIGNIFICANT SUBSEQUENT EVENT: None.

Note 10. OTHER :

1. INFORMATION OF INVESTMENTS ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company has no derivative financial instruments transactions in 2001 and 2000.

2. FAIR VALUE OF NON－DERIVATIVE FINANCIAL INSTRUMENTS

	December 31,2001		December 31,2000	
	Book value	Fair value	Book value	Fair value
Financial assets				
Financial assets of the same book and fair value	$ 4,878,176	$ 4,878,176	$ 4,144,714	$ 4,144,714
Short-term investments	1,618,712	1,618,712	—	—
Long-term investments	45,740,485	56,046,343	46,632,972	59,138,664
Guaranteed deposits	86,257	86,257	98,246	98,246
Long-term receivables	40,846	40,846	44,176	44,176
Financial liabilities				
Financial liabilities of the same book and fair value	6,151,517	6,151,517	6,165,056	6,165,056
Long-term loans	21,662,065	21,662,065	21,861,945	21,861,945
Long-term payables	178,201	178,201	190,084	190,084
Provision for retirements plan	522,646	1,284,173	55,062	731,210
Customers' deposits	73,665	73,665	98,968	98,968

(1) The due dates of short-term financial instruments are near the balance sheet day (December 31, 2001). Accordingly, the fair value of short-term financial instruments are estimated based on the amount at the balance sheet which include the accounts of cash and cash equivalent, notes and accounts receivable, other receivables, short–term loans, commercial papers payables, notes and accounts payable, income tax payable, accrued expenses, other payables and current portion of long–term liabilities.

(2) The fair value of Mutual funds are estimated based on the net worth at balance sheet date.

(3) The fair value of long-term investments are based on the market value. The fair value of which without any market value are based on the net equities of the investee companies.

(4) The fair value of guaranteed deposits and long–term receivables are based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of one year time deposit in the post office at December 31, 2001.

(5) The fair value of long-term loans, long-term payables and customers' deposits are based on the discounted value of expected future cash inflow and the discount rate is based on the rate of long-term loans at December 31, 2001.

(6) The fair value of provision for retirement plan is based on the funding status presented on the actuarial report measured at November 30, 2001 and 2000.

3.PRESENTATION OF FINANCIAL STATEMENT:

Certain accounts of the financial statements of 2000 have been reclassified to conform with the presentation adapted for 2001 financial statements.

Note.11 Additional Disclosures Information of Investee companies

(For the year ended December 31, 2001)

1.Significant Transactions Information

(1) Financing activities to any one company or person (Units in thousands of currencies indicated)

Number	Name	Name of counter party	Account	Maximum balance during 2001	Balance at December 31, 2001	Interest rate	Property (Note3)	Total transaction volume	Reason for loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Leading limit per entity	Maximum amount available for loan
1	President International Trade and Investment Corp.	Hong Kong President Holding Ltd.	Other receivables	US$ 27, 402	US$ 2	–	2	$ –	Working capital	–	–	–	US$ 80, 000	US$ 100, 000 (Note 1)
2	President Global Corp.	President East Co.	Notes receivables	US 205	US 205	6. 50% ~10. 50%	1	US 727 (sales)	Working capital	–	–	–	US 3, 000	US 4, 000 (Note 1)
		Tungpec Inc.	Notes receivables	US 40	US 40	–	1	US 313 (sales)	Working capital	–	–	–	US 3, 000	US 4, 000 (Note 1)
3	Cayman President Holdings Ltd.	President Top Development Ltd.	Other receivables	US 9, 484	US 7, 326	–	2	–	Investment	–	–	–	US 80, 000	US 100, 000 (Note 1)
4	President Asia Enterprises Inc.	The Torgan Group	Other receivables	CAN 6, 629	CAN 6, 285	7. 06%	2	–	Investment	–	Land and builinds second pledged	CAN 15,000	CAN 10, 000	CAN 20, 000 (Note 1)
5	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holding Ltd.	Other receivables	1, 036, 927	71, 321	–	1	3, 309, 184 (sales)	Working capital	–	–	–	4, 123, 768	8, 247, 536 (Note 2)
6	Hong Kong President Holdings Ltd.	Prospect Top Develop-ment Ltd.	Other receivables	US 9, 484	–	–	2	–	Investment	–	–	–	US 80, 000	US 100, 000 (Note 1)
7	Nella Ltd.	Prospect Top Development Ltd.	Other receivables	148, 159	114, 356	7. 50%	2	–	Investment	22, 871	–	–	200, 000	300, 000 (Note 1)
8	Cayman Nanlien Holdings Ltd.	Nella Ltd.	Other receivables	98, 314	92, 567	–	2	–	Working capital	–	–	–	200, 000	300, 000 (Note 1)
9	President International investment (BVI) Co.	Hong Kong Xiang Lu Industries Ltd.	Other receivables	US 8, 509	US 8, 509	–	2	–	Investment	–	–	–	US 80, 000	US 100, 000 (Note 1)
10	Cayman Ton Yi Industrial Holdings Ltd.	Hong Kong Ton Yi Industrial Holdings Ltd.	Other receivables	US 5, 625	US 5, 209	–	1、2	US 1, 537 (sales)	Working capital	–	–	–	4, 123, 768	8, 247, 536 (Note 2)

Number	Name	Name of counter party	Account	Maximum balance during 2001	Balance at December 31, 2001	Interest rate	Property (Note3)	Total transaction volume	Reason for loan	Allowance for doubtful accounts	Assets pledged: Item	Assets pledged: Value	Leading limit per entity	Maximum amount available for loan
		Changdu Ton Yi Industrial Packing Corp.	Other receivables	US$ 1,769	US$ 1,641	—	1、2	US$ 876 (sales)	Working capital	—	—	—	$ 4,123,768	$ 8,247,536 (Note 2)
11	Fujian Ton Yi Tinplate co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US 3,833	—	1、2	US 400 (Purchases)	Working capital	—	—	—	4,123,768	8,247,536 (Note 2)
12	Wuxi Ton Yi Industrial Packing Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 6,465	US 6,465	—	1、2	US 695 (sales) US 8,699 (Purchases)	Working capital	—	—	—	4,123,768	8,247,536 (Note 2)

(Note 1) In accordance with the regulations "Financing activities to any one company or person", the loan requires the board of director approval and report to the stockholder's meeting.

(Note 2) The maximum amount available for loan of Ton Yi Industrial Corp. and its subsidiaries is 50% of Ton Yi Industrial Corp.'s net worth, while the maximum amount for any one entity is 25%.

(Note 3) The following nature of code about financing activities with any ones:

1.Inter-company trade activities call for capital loan.

2.There is necessity for financing activities to any one.

(2) The Company provided the following endorsement and guarantee to third parties (Units in thousands of currencies indicated):

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0	Uni- President Enterprises Corp.	Cayman President Holdings Ltd.	2	$ 16,913,252	$ 14,220,141	$ 14,220,141	–	33.63	$ 29,598,192	(Note 1)
0		President International Development Corp.	2	16,913,252	3,400,000	2,800,000	–	6.62	29,598,192	(Note 1)
0		Kai Yu Investment (BVI) Co., Ltd.	3	16,913,252	2,554,011	2,108,791	–	4.99	29,598,192	(Note 1)
0		Kai Yu Investment Co., Ltd.	2	16,913,252	1,528,900	1,017,000	–	2.41	29,598,192	(Note 1)
0		President International Investment (BVI) Co., Ltd.	3	16,913,252	1,178,036	918,400	–	2.17	29,598,192	(Note 1)
0		Hong Kong President Holdings Ltd.	3	16,913,252	5,430,471	836,500	–	1.98	29,598,192	(Note 1)
0		President Asia Enterprises Inc.	3	16,913,252	805,096	805,096	–	1.90	29,598,192	(Note 1)
0		Tone Sang Construction Corp.	2	16,913,252	760,000	760,000	–	1.80	29,598,192	(Note 1)
0		Uni-President (Thailand) Co., Ltd.	3	16,913,252	456,447	450,060	–	1.06	29,598,192	(Note 1)
0		Uni-Splendor Corp.	6	16,913,252	591,100	432,500	–	1.02	29,598,192	(Note 1)
0		Uni- President (USA), Inc.	3	16,913,252	311,500	311,500	–	0.74	29,598,192	(Note 1)
0		Ztong Yee Industrial Co., Ltd.	6	16,913,252	553,647	310,000	–	0.73	29,598,192	(Note 1)
0		Century Quick Service Restaurant Corp.	3	16,913,252	280,000	250,000	–	0.59	29,598,192	(Note 1)
0		President International Trade and Investment Corp.	2	16,913,252	502,156	224,070	–	0.53	29,598,192	(Note 1)

Endorser		Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
0		President Pharmaceutical Corp.	2	$ 16,913,252	$ 400,000	$ 210,000	—	0.50	$ 29,598,192 (Note 1)
0		President Packaging Ind. Corp.	1	16,913,252	130,280	128,898	—	0.30	29,598,192 (Note 1)
0		Uni-President Glass Industrial Co., Ltd.	2	16,913,252	110,000	110,000	—	0.26	29,598,192 (Note 1)
0		Presitex Co., Ltd.	3	16,913,252	135,790	104,179	—	0.25	29,598,192 (Note 1)
0		Kao Hsiung Rapid Transit Corp.	6	16,913,252	100,000	100,000	—	0.24	29,598,192 (Note 1)
0		Uni-President Vietnam Co., Ltd.	3	16,913,252	64,205	53,585	—	0.13	29,598,192 (Note 1)
0		President Entertainment Corp.	2	16,913,252	50,000	50,000	—	0.12	29,598,192 (Note 1)
0		President Baseball Team Corp.	2	16,913,252	42,400	34,000	—	0.08	29,598,192 (Note 1)
0		President Global Corp.	2	16,913,252	17,500	17,500	—	0.04	29,598,192 (Note 1)
0		Mech-President Corp.	3	16,913,252	760,000	—	—	—	29,598,192 (Note 1)
0		Shanghai President International Foods Co., Ltd.	3	16,913,252	52,345	—	—	—	29,598,192 (Note 1)
0		Ming Tung Enterprises Corp.	1	16,913,252	5,000	—	—	—	29,598,192 (Note 1)
1	President International Trade and Investment Corp.	Tianjing President International Food Co., Ltd.	2	US 19,208	US 3,610	US 2,802	—	7.29	US 38,416 (Note 2)
1		Shanghai President International Foods Co., Ltd.	2	US 19,208	US 3,020	—	—	—	US 38,416 (Note 2)
2	Kai Yu Investment Co., Ltd.	Uni-President Enterprises Corp.	4	100,000	2,000	2,000	—	0.27	500,000 (Note 3)
3	President Global Corp.	Ameripec Inc.	3	US 3,309	US 1,610	US 835	—	7.57	US 5,515 (Note 4)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
4	Cayman President Holdings Ltd.	Xinjiang President Enterprises Food Co., Ltd.	3	US$ 20,000	US$ 3,253	US$ 1,433	—	10.02	US$ 100,000	(Note 5)
4		PT ABC President Enterprises Indonesia	6	US 20,000	US 2,667	US 2,513	—	17.57	US 100,000	(Note 5)
4		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 1,550	US 380	—	2.66	US 100,000	(Note 5)
5	Nanlien International Corp.	Nella Limited	3	500,000	143,730	35,040	—	2.74	1,000,000	(Note 6)
5		Lien Lu Enterprises Corp.	3	500,000	9,000	6,000	—	0.47	1,000,000	(Note 6)
5		Hua Zuo Corp.	3	500,000	4,800	4,320	—	0.34	1,000,000	(Note 6)
5		Uni- President Enterprises Corp.	4	500,000	2,000	2,000	—	0.16	1,000,000	(Note 6)
5		Tung Lien Enterprises Corp.	3	500,000	1,200	800	—	0.06	1,000,000	(Note 6)
5		Jui Lai Enterprises Corp.	1	500,000	825	600	—	0.05	1,000,000	(Note 6)
5		Tung Sheng Enterprises Corp.	3	500,000	20,000	—	—	—	1,000,000	(Note 6)
5		Lien Yu Enterprises Corp	3	500,000	8,000	—	—	—	1,000,000	(Note 6)
5		Cayman Nanlien Holding Ltd.	3	500,000	5,790	—	—	—	1,000,000	(Note 6)
5		Chi Fu Enterprises Corp.	3	500,000	5,000	—	—	—	1,000,000	(Note 6)
5		Chuan Jie Corp.	1	500,000	3,600	—	—	—	1,000,000	(Note 6)
5		Yuan Tai Enterprises Corp.	3	500,000	2,550	—	—	—	1,000,000	(Note 6)
5		Cheng Miao Co., Ltd.	1	500,000	1,800	—	—	—	1,000,000	(Note 6)
5		Liang Tung Enterprises Corp.	1	500,000	455	—	—	—	1,000,000	(Note 6)
5		Tung Li Enterprises Corp.	1	500,000	357	—	—	—	1,000,000	(Note 6)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Endorsee: Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
6	President International Development Corp.	Kao Hsiung Rapid Transit Corp.	6	$ 696,818	$ 100,000	$ 100,000	—	0.72	$ 2,787,271	(Note 7)
7	President Chain Store Corp.	Mech-President Co., Ltd.	3	1,995,949	750,000	750,000	—	7.52	4,989,873	(Note 8)
7		President Transnet Corp.	3	1,995,949	280,000	280,000	—	2.81	4,989,873	(Note 8)
7		President Drugstore Business Corp.	3	1,995,949	270,000	270,000	—	2.71	4,989,873	(Note 8)
7		President Packaging Ind. Corp.	1	1,995,949	134,495	134,495	—	1.35	4,989,873	(Note 8)
7		President Chain Store (BVI) Holdings Ltd.	3	1,995,949	US 3,500	US 3,500	—	1.23	4,989,873	(Note 8)
7		Kao Hsiung Rapid Transit Corp.	6	1,995,949	100,000	100,000	—	1.00	4,989,873	(Note 8)
8	Ton Yi Industrial Corp.	Cayman President Industrial Holdings Ltd.	3	11,546,550	US 272,760	US 270,464	—	32.63	11,546,550	(Note 9)
8		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 38,339	US 38,339	—	8.15	11,546,550	(Note 9)
8		Fujian Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 31,844	US 31,844	—	6.77	11,546,550	(Note 9)
8		Wuxi Ton Yi Industrial Packaging Corp.	3	11,546,550	US 18,092	US 18,092	—	3.84	11,546,550	(Note 9)
8		Chengdu Ton Yi Industrial Packaging Corp.	3	11,546,550	US 9,000	US 7,000	—	1.49	11,546,550	(Note 9)
9	Kai Yu (BVI) Investment Co., Ltd.	Shanghai President Coffee Co., Ltd.	3	US 7,505	US 3,150	US 3,150	—	20.99	US 15,009	(Note10)
10	Hong Kong President Holdings Ltd.	Guangzhou President Enterprises Co., Ltd.	3	US 20,000	US 4,750	—	—	—	US 100,000	(Note 5)
10		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 3,040	—	—	—	US 100,000	(Note 5)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
10		Xijiang President Enterprises Food Co., Ltd.	3	US$ 20,000	US$ 2,930	$ —	—	—	US$ 100,000	(Note 5)
10		Shanghai President Enterprises Livestock Food Co., Ltd.	3	US 20,000	US 813	—	—	—	US 100,000	(Note 5)
11	President Hotel Inc.	President Asia Enterprises Inc.	3	CAN 20,000	CAN 18,000	CAN 18,000	—	—	CAN 40,000	(Note11)
12	President Chain Store (BVI) Holdings Ltd.	Shanghai President Coffee Co., Ltd.	3	US 6,752	US 3,500	US 3,500	—	10.37	US 16,881	(Note12)
13	Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 68,594	US 68,594	—	(Note 13)	11,546,550	(Note13)
13		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 48,383	US 48,383	—	(Note 13)	11,546,550	(Note13)
14	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 4,832	—	—	(Note 13)	11,546,550	(Note13)
15	Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Corp.	3	11,546,550	US 5,316	US 2,416	—	(Note 13)	11,546,550	(Note13)
16	President Enterprises (Chain) Investment Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 872,799	RMB 10,000	RMB 10,000	—	0.46	RMB 1,527,399	(Note14)
17	Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 159,167	RMB 33,000	RMB 33,000	—	8.29	RMB 278,542	(Note15)
17		Xinjiang President Enterprises Food Co., Ltd.	3	RMB 159,167	RMB 7,400	RMB 6,000	—	1.51	RMB 278,542	(Note15)
17		Zhangjiagang President Nisshin Food Co., Ltd.	3	RMB 159,167	RMB 10,000	RMB 5,000	—	1.26	RMB 278,542	(Note15)
18	Wuhan President Enterprises Food Co., Ltd.	Shenyang President Enterprises Co., Ltd.	3	RMB 119,497	RMB 15,000	RMB 15,000	—	5.02	RMB 209,120	(Note15)

	Endorser	Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
18		Nanchang President Enterprises Co., Ltd.	3	RMB$ 119,497	RMB 10,000	RMB 10,000	$ —	3.35	RMB$ 209,120 (Note15)
19	Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises Co., Ltd	3	RMB 70,951	RMB 25,000	RMB 25,000	—	14.09	RMB 124,164 (Note15)

(Note 1)The total amount of transations of endorsement equal to 70% of the Company's net worth, and the limit of transations of endorsement for any single entity is 40% of the Company's net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 2)The total amount of transations of endorsement equal to 100% of the its net worth for President International Trade and Investment Corp. and the limit of transations of endorsement for any single entity is 50% of the their net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 3)The total amount of transations of endorsement for Kai Yu Investment Co., Ltd. is $500,000, and the limit of transations of endorsement for any single entity is $100,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 4)The total amount of transations of endorsement equal to 50% of the its net worth for President Global Corp. and the limit of transations of endorsement for any single entity is 30% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 5)As for Cayman President Holdings Ltd. and Hong Kong President Holdings Ltd., the total amount of transations of endorsement are US$100,000 and the limit of transations of endorsement for any single entity are US$20,000, and all of related businesses are to be submitted to stockholders' meeting for reference.

(Note 6)The total amount of transations of endorsement for Nanlien International Corp. Ltd. is $1,000,000, and the limit of transations of endorsement for any single entity is $500,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 7)The total amount of transations of endorsement equal to 20% of the its net worth for President International Development Corp. and the limit of transations of endorsement for any single entity is 5% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 8)The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store Corp. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 9)As for Ton Yi Industrial Corp., the tatal amount of transations of endorsement equal 70% of its net worth and the limit of transations of endorsement for any single entity is no more than 70% of its nte worth.US$116,977 of all, a loan made by a mainland-subaidiary under the investment of Cayman Ton Yi Industrial Holdings Ltd., and endorsed by Ton Yi Industrial Corp.

(Note10)The total amount of transations of endorsement equal to 100% of the its net worth for Kai Yu Investment (BVI) Co., Ltd. and the limit of transations of endorsement for any single entity is 50% of the its net worth, and all of the related business are to be submitted to stockholders' meeting for reference.

(Note11)The total amount of transations of endorsement for President Hotel Inc. is CAN$40,000, and the limit of transations, of endorsement for any single entity is CAN$20,000, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note12)The total amount of transations of endorsement equal to 50% of the its net worth for PCS (BVI) CO., Ltd. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related business are to be submitted to the Board of directors' meeting for reference.

(Note13)All endorsements issued by Cayman Ton Yi Industrial Holdings Ltd. for its mainland-subsidiaries are guaranteed by Ton Yi Industrial Corp.All endorsements are implemented based on the endorsement rules of Ton Yi Industrial Corp.

(Note14)The limit of transations of endorsement equal to 70% of its enrolled capital for President Enterprises (Chain) Investmetn Co., Ltd. and the limit of transations of endorsment for any single entity is 40% of its enrolled capital.

(Note15)As for any subsidiary of President Enterprises (China) Co., Ltd, the highest amount of transations of endorsement equal to 70% of net worth, and the limit of transactions of endoraement for single entity is 40% of net worth.

(Note16)The following code represents the relationship with the Company:

1. Trading relationship.
2. Majority owned subsidiary.
3. A majority owned subsidiary of the Company and its group companies.
4. A company with its subsidiary with majority ownership of the Company.
6. Share of guarantee by shareholders in direct proportion of the equity holdings.

(3) The ending balance of securities held as of December 31, 2001 were summarized as follows (Units in thousands of currencies indicated):

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni- President Enterprises Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short-term investments	457	$ 1,618,712	—	$ 1,618,712	—
	Stock	President International Trade and Investment Corp.	Subsidiary accounted by equity method	Long-term investments	12	1,583,227	100%	1,329,499	—
	Stock	Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	320,000	737,502	100%	739,200	—
	Stock	Uni-President Glass Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36,000	396,918	100%	284,040	—
	Stock	Kai Nan Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	60,000	385,458	100%	562,800	—
	Stock	President Global Corp.	Subsidiary accounted by equity method	Long-term investments	500	310,021	100%	322,445	—
	Stock	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Long-term investments	19,800	243,442	100%	204,732	—
	Stock	Cayman President Holdings Ltd.	Subsidiary accounted by equity method	Long-term investments	100,060	142,328	100%	436,262	—
	Stock	Nanlien International Corp.	Subsidiary accounted by equity method	Long-term investments	99,999	982,209	99.99%	1,280,992	—
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	63,966	815,868	61.80%	816,211	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	877,500	8,024,225	58.50%	8,151,975	—
	Stock	President Nisshin Corp.	Subsidiary accounted by equity method	Long-term investments	6,120	114,684	51.00%	115,117	—
	Stock	Tong-Jeng Develogment Corp.	Subsidiary accounted by equity method	Long-term investments	150,000	1,408,190	50.00%	1,408,500	—
	Stock	President Kikkoman Inc.	Subsidiary accounted by equity method	Long-term investments	6,000	137,722	50.00%	139,440	—

					December 31, 2001				
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Chain Store Corp.	Subsidiary accounted by equity method	Long-term investments	307,116	$ 6,624,385	44.28%	$ 19,318,804	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Long-term investments	665,148	7,296,883	43.34%	2,683,206	—
	Stock	Eagle Cold Storage Enterprise Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	40,887	482,785	37.36%	341,813	—
	Stock	Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	31,605	262,881	36.50%	316,050	—
	Stock	Mospec Semiconductor Corp.	Subsidiary accounted by equity method	Long-term investments	24,927	276,014	32.31%	553,366	—
	Stock	Presicarre Corp.	Subsidiary accounted by equity method	Long-term investments	87,561	2,213,302	30.50%	2,213,540	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	44,535	599,938	29.51%	621,135	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	287,633	4,009,879	25.50%	3,166,836	—
	Stock	Qware Systems & Services Corp.	Subsidiary accounted by equity method	Long-term investments	13,475	148,305	24.76%	146,603	—
	Stock	Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	18,042	204,949	20.00%	204,962	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	209,249	2,331,17	10.36%	2,328,941	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	20,206	201,800	10.10%	56,780	—
	Stock	Scino Pharm Taiwan Ltd.	Director	Long-term investments	48,750	527,100	18.06%	199,388	—
	Stock	Grand Bills Finance Corp.	—	Long-term investments	78,219	691,085	14.46%	971,480	—
	Stock	Prince Housing Development Corp.	Director	Long-term investments	87,214	747,878	9.46%	215,943	—
	Stock	Sino- Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	18,480	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	14,437	145,360	7.22%	82,291	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10,000	100,000	6.67%	101,100	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Long-term investments	80,034	$ 713,302	4.99%	$ 466,596	—
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	Long-term investments	126,800	1,268,000	2.67%	1,255,320	—
	Stock	CDIB & Partners Investment Holding Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	27,000	250,000	2.48%	263,790	—
	Stock	Kaohsiung Rapid Transit Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	20,000	203,714	2.46%	210,000	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	115,664	1.75%	141,009	—
	Stock	Uni-President Dream Parks Corp. etc.	Subidiary accounted by equity method etc.	Long-term investments	—	833,550	0.27%~100.00%	874,877	—
President International Trade and Investment Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	270	US 27,392	—	US 27,407	—
	Stock	Uni- President (USA) Inc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	150	US 10,021	100.00%	US 10,021	—
	Stock	Shanghai President International Foods Co., Ltd. etc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method) etc.	Long-term investments	—	US 4,452	100.00%	US 4,452	—
Kai Yu Investment Co., Ltd.	Beneficiary Certificates	Phoenis Bond Fund	—	Short- term investments	182	2,500	—	2,500	—
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	60,665	1,446,163	—	742,534	(1)

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Short- term investments	19,433	$ 330,717	—	$ 113,292	(2)
	Stock	Walsin Linwa Corporation.	—	Short- term investments	8,325	175,381	—	65,983	—
	Stock	Prince Housing Development Corp. ect.	Director etc.	Short- term investments	—	131,717	—	29,626	—
	Stock	Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	26,878	513,478	100.00%	481,729	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	7,582	102,059	5.00%	106,145	—
	Stock	Ton Yi Industial Corp.	Subsidiary accounted by equity method	Long-term investments	24,452	128,755	2.00%	99,032	(3)
	Stock	Century Quick Service Restaurant Corp. ect.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	184,377	60.00% ~100.00%	(10,350)	—
Uni-President Glass Industrial Co., Ltd.	Beneficiary Certificates	Yuanda Duo Li II Fund	—	Short- term investments	524	7,000	—	7,997	—
Kai Nan Investment Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	117	1,450	—	1,502	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	29,109	563,850	2.58%	320,490	—
President Global Corp.	Stock	Ameripec Inc.	A subsidiary of President Global Corp. (accounted by equity method)	Long-term investments	3	US 3,951	100.00%	US 3,951	—
	Stock	GBC Bank Corp.	—	Long-term investments	118	US 3,483	—	US 3,483	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	President East Co., etc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	—	US$	890	20.00% ~50.00%	US$	890	—
Cayman President Holdings Ltd.	Beneficiary Certificates	ABN Equity Certificates	—	Short- term investments	19,107	US	35,158	—	US	40,414	—
	Beneficiary Certificates	Genesis Special Growth Fund	—	Short- term investments	3	US	24,981	—	US	28,218	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short- term investments	183	US	18,734	—	US	20,591	—
	Stock	President Enterprises (China) Investment Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	238,389	100.00%	US	263,635	—
	Stock	Uni-President (Vietnam) Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	19,611	100.00%	US	19,611	—
	Stock	Hong Kong President Holdings Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	80,000	(US	5,719)	100.00%	(US	15,955)	—
	Stock	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	9,280	60.00%	US	9,280	—
	Stock	PT ABC President Enterprises Indonesia	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	6,524	US	5,409	47.41%	US	4,458	—
	Stock	Queen Holding (BVI) Limited	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	5	US	14,573	45.40%	US	14,559	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)		Book value	Percentage of ownership		Market value	Note
	Stock	PPG Investment Inc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	3,610	45.40%	US$	3,638	—
	Stock	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	10,450	45.00%	US	10,605	—
	Stock	Jiafu (Tianjin) International Trading Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	6,003	45.00%	US	6,009	—
	Stock	Guangzhou President Supermarket Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	3,780	45.00%	US	3,780	—
	Stock	President Energy Development (Cayman Island) Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10,200	US	9,147	42.50%	US	14,331	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	23,393	30.00%	US	23,339	—
	Stock	Asia Corporate Partners Fund Ltd.	—	Long-term investments	—	US	4,897	3.23%	US	2,819	—
	Stock	Uni-President International (HK) Co., Ltd. Etc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method) etc.	Long-term iInvestments	—	US	8,204	0.01%~100.00%	US	4,200	—
President Baseball Team Corp.	Beneficiary Certificates	Home-Run Fund	—	Short-term investments	195		2,500	—		2,503	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Digital Network Corp.	Beneficiary Certificates	Bond Fund etc.	—	Short- term investments	—	$ 4,745	—	$ 4,979	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	—	1,229	—
	Stock	Highland Development Co., Ltd.	The subsidary of Ton Sang Construction Corp. is its director	Long-term investments	9,500	95,000	19.96%	61,698	—
Nanlien International Corp.	Beneficiary Certificates	Home-Run Fund	—	Short- term investments	31,143	400,000	—	400,000	—
	Stock	Ton Yi Industrial Corp. etc.	Subsidiary accounted by equity method.	Short- term investments	—	89,736	—	19,142	—
	Stock	Cayman Nanlien Holdings Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Long-term investments	4,010	110,097	100.00%	110,097	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method.	Long-term investments	4,000	152,881	20.00%	64,280	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method.	Long-term investments	10,000	102,800	0.67%	92,900	—
	Stock	Lien Lu Enterprises Corp. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	—	1,164,190	2.50%~ 100.00%	1,141,340	—
President Natural Industrial Corp.	Stock	President Organics Co., Ltd. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	9,225	2.00%~ 20.00%	10,133	—
President Pharmaceutial Corp.	Stock	President Information Corp.	Subsidiary accounted by equity method etc.	Long-term investments	275	2,500	2.08%	3,413	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Entertainment Corp.	Beneficiary Certificates	Tong Shing Fund	–	Short-term investments	100	$ 1,000	–	$ 1,229	–
Parabola Creative Inc.	Beneficiary Certificates	Home-Run Fund etc.	–	Short- term investments	–	13,017	–	10,327	–
President International Development Corp.	Beneficiary Certificates	Far Eastern Alliance Taiwan Flagship Fund	–	Short- term investments	300	3,000	–	3,600	–
	Government Bond	Central Government Bond	–	Short- term investments	–	288,130	–	289,336	–
	Convertible Bond	Optoma Corporation Covertible Bond	–	Short- term investments	1,800	180,000	–	221,418	–
	Convertible Bond	Taiwan Cellular Corp. Convertible Bond	–	Short- term investments	60	6,000	–	7,368	–
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	72,370	1,720,417	–	885,813	(4)
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method.	Short- term investments	21,291	432,729	–	85,889	(5)
	Stock	Taiwan Cellular Corp.	–	Short- term investments	4,114	171,698	–	185,358	(6)
	Stock	Grand Commercial Bank	Director	Short- term investments	7,456	128,318	–	43,470	(7)
	Stock	Nan Ya Plastics Corp.	–	Short- term investments	1,776	105,398	–	45,313	(8)
	Stock	Macronix International Co., Ltd. etc.	–	Short- term investments	–	579,775	–	410,206	(9)

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President International Investment (BVI) Holdings Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	118, 449	$ 5, 070, 297	100. 00%	$ 5, 070, 297	—
	Stock	President Life Science Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	150, 000	1, 507, 920	100. 00%	1, 507, 920	(10)
	Stock	Ton-Jeng Development Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	150, 000	1, 705, 017	50. 00%	1, 408, 190	—
	Stock	Presitex Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	18, 918	156, 715	38. 74%	114, 258	—
	Stock	President Entertainment Corp.	Subsidiry accounted by equity method.	Long-term investments	39, 534	617, 129	38. 20%	504, 307	(11)
	Stock	Synersy Scientech Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	55, 404	576, 118	35. 07%	492, 576	(12)
	Stock	Kanh Na Hsiung Enterprise Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	41, 463	469, 697	25. 00%	472, 682	(13)

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tonpal Optoelectronics Inc.	Subsidiry accounted by equity method.	Long-term investments	279,001	$ 3,105,302	13.81%	$ 3,105,302	(14)
	Stock	United Venture Capital Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10,000	100,000	11.30%	100,826	–
	Stock	South Epitaxy Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	11,800	121,600	10.93%	118,282	–
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiry accounted by equity method.	Long-term investments	20,206	202,064	10.10%	56,860	–
	Stock	Hontung Venture Capital Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	12,000	120,000	8.39%	111,247	–
	Stock	Tong Ting Gas Corporation	The Subsidiary of President International Development Corp is its director.	Long-term investments	39,113	407,806	7.11%	347,529	(15)
	Stock	New Century Info-Comm. Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	253,200	2,532,000	6.15%	2,953,169	(16)
	Stock	Kaohsiung Rapid Transit Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	20,000	203,714	2.46%	210,000	–
	Stock	CDIB & Partners Investment Holding Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	27,000	250,000	2.48%	263,790	–
	Stock	Bonko (Thailand) Bank	–	Long-term investments	2,080	155,846	0.14%	79,283	–

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Medical Technologies Co., Ltd. etc.	A subsidiary of President International Development Corp. (accounted by equity method) etc.	Long-term investments	—	$ 665,464	0.05%~50.00%	$ 525,805	—
President Nisshin Corp..	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	—	1,229	—
Ton Yi Pharmaceutica Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	515	6,403	—	6,402	—
President Kikkoman Inc.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	—	25,530	—	25,265	—
AIM Service Uni-President Co., Ltd.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	7,775	99,500	—	96,713	—
President Asian Enterprises Inc.	Stock	T & T Supermarket Inc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	CAN 5,278	40.00%	CAN 5,278	—
	Stock	President Canada Construction Inc. etc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	(CAN 790)	50.00%~100.00%	(CAN 790)	(17)
President Coffee Corp.	Beneficiary Certificates	Fuhwatrust Bond Fund	—	Short- term investments	—	60,019	—	60,139	—
President Chain Store Corp.	Beneficiary Certificates	Financial Return	—	Short- term investments	22,928	290,202	—	289,925	—
	Beneficiary Certificates	The Forever Fund	—	Short- term investments	17,474	230,000	—	231,116	—
	Beneficiary Certificates	Solomon Fund	—	Short- term investments	13,396	140,000	—	142,738	—
	Beneficiary Certificates	Prudential Bond Fund	—	Short- term investments	7,632	108,000	—	108,611	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Beneficiary Certificates	Yuanda Duo Li Fund etc.	—	Short- term investments	—	$ 1,171,211	—	$ 1,143,816	—
	Stock	First Commercial Bank etc.	—	Short- term investments	—	602,063	—	317,360	—
	Stock	PCS(BVI) Holdings Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	37,443	1,179,960	100.00%	1,179,960	—
	Stock	President Drugstore Business Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19,800	174,424	99.99%	174,424	—
	Stock	Ren-Hui Investment Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19,800	146,261	99.99%	146,261	—
	Stock	President Transnet Corp.	Subsidary accounted by equity method	Long-term investments	39,600	161,680	80.00%	2,327	—
	Stock	Mech-President Co., Ltd.	Subsidary accounted by equity method	Long-term investments	43,759	147,290	66.30%	118,592	—
	Stock	President Musashino Corp	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	29,880	306,117	60.00%	292,534	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Uni-President Cold-chain Corp.	Subsidary accounted by equity method	Long-term investments	14,280	$ 293,596	60.00%	$ 207,324	—
	Stock	President Information Corp.	Subsidary accounted by equity method	Long-term investments	7,150	113,138	54.17%	87,748	—
	Stock	Uni-President Takashimaya Co., Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	12,500	123,255	50.00%	123,255	—
	Stock	Retail Support International Corp.	Subisdiary accounted by equity method	Long-term investments	5,000	106,808	25.00%	80,325	—
	Stock	Dayeh Takashimaya Department Store Inc.	—	Long-term investments	20,000	270,000	16.67%	219,224	—
	Stock	Tonpal Optoelectronics Inc.	Subsudiary accounted by equity method	Long-term investments	209,249	2,299,197	10.36%	2,328,139	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsudiary accounted by equity method	Long-term investments	32.440	202.064	10.10%	30.738	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	500,000	3.33%	461.115	—
	Stock	Kaohsiung Rapid Transit Corp.	A Subsidiary of President International Development Corp is its director.	Long-term investments	20,000	203,714	2.46%	210,000	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	27,932	$ 140,534	2.28%	$ 311,443	—
	Stock	New Century Info-comm . Co., Ltd.	A Subsidiary of President International Development Corp is its director.	Long-term investments	42,400	424,000	0.89%	428,810	—
	Stock	Wisdom Distribution Service Corp. etc.	A Subsidiary of President Chain Store Corp. (accounted by equity method) etc.	Long-term investments	—	920,779	5.50%~ 99.99%	880,207	—
Ton Yi Industrial Corp.	Stock	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Long-term investments	4,001	(772,203)	100.00%	(772,219)	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	18,480	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	500,000	3.33%	464,500	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	115,664	1.75%	141,014	—
	Stock	Tove Can Vietnam Corp. etc.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method) etc.	Long-term investments	—	140,786	0.02%~ 100.00%	141,070	—
Uni-President Oven Bakery Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	4,822	61,219	—	61,918	—
President Packaging Ind. Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	—	7,000	—	7,559	—
Uni- President Cold-Chain Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	64,136	—	64,261	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	1,000	10,000	16.67%	11,480	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Retail Support International Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	—	$ 111, 966	—	$ 112, 026	—
	Beneficiary Certificates	Home Run Fund etc.	—	Short- term investments	—	1, 281	—	1, 283	—
	Stock	President Logistics International Corp. etc.	A subsidiary of Retail Support International Corp. (accounted by equity method) etc.	Long-term investments	—	67, 459	2. 50%~ 58. 33%	63, 922	—
President Transnet Corp.	Beneficiary Certificates	Quality Fune	—	Short- term investments	200	2, 000	—	930	—
President Information Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	39, 827	—	41, 642	—
	Stock	Bank Pro E-Serrice Techology Company	—	Long-term investments	450	4, 500	5. 00%	2, 997	—
Kai Yu Investment (BVI) Co., Ltd.	Beneficiary Certificates	Kingston Yield Enhancement Fund	—	Short-term investments	6	US 55, 891	—	US 49, 824	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short-term investments	110	US 11, 220	—	US 11, 377	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US 4, 946	100. 00%	RMB 40, 940	—
	Stock	Shanghai Fwuso Tai Industry Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US 2, 959	100. 00%	RMB 32, 730	—
	Stock	Kunshan President Kikkoman Biotechnology Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US 2, 874	50. 00%	RMB 23, 790	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US$	7,724	10.00%	RMB$	64,388	—
	Stock	Tianjiang President Industrial Co.,Ltd	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	3,520	10.00%	RMB	11,685	—
	Stock	Fuchou President Co., Ltd. etc.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	US	3,577	4.11%~ 100.00%	RMB	15,834	—
President Enterprises (China) Investment Co., Ltd.	Stock	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	360,668	100.00%	RMB	397,917	—
	Stock	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	351,669	100.00%	RMB	222,128	—
	Stock	Wuhan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	285,593	100.00%	RMB	298,742	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Chengdu President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	181, 691	100. 00%	RMB$	159, 970	—
	Stock	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	169, 211	100. 00%	RMB	177, 377	—
	Stock	Zhongshan President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	111, 166	100. 00%	RMB	110, 747	—
	Stock	Xinjiang President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	110, 410	100. 00%	RMB	41, 991	—
	Stock	Harbin President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	109, 942	100. 00%	RMB	109, 961	—
	Stock	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	80, 880	100. 00%	RMB	80, 911	—

					December 31, 2001					
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Meishan President Feed & Oil Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	70, 256	100. 00%	RMB$	72, 644	—
	Stock	Tianjing President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	95, 309	94. 49%	RMB	53, 238	—
	Stock	Qingdao President Feed & Livestock Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	91, 164	80. 00%	RMB	86, 400	—
	Stock	Shanghai President Enterprises Livestock Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	38, 264	78. 25%	RMB	12, 189	—
	Stock	Beijng President Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	45, 596	55. 00%	RMB	68, 300	—
	Stock	Kunshan Sanwa Food Industry Co., Ltd.	—	Long-term investments	—	RMB	733	15. 00%	RMB	3, 198	—
Union Chinese Corp.	Stock	Uni-President Enterprises Corp. etc.	The Company etc.	Short-term investments	—		36, 024	—		11, 730	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President International Investment (BVI) Holdings Ltd.	Stock	Impax Laboratories Inc. etc.	—	Short-term investments	—	US$	3, 181	—	US$	15, 798	—
	Stock	Uni- Home Tech Corp.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	43, 972	US	55, 293	50. 00%	US	55, 196	—
	Stock	Presiclerc Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	4, 750	US	4, 750	47. 50%	US	4, 750	—
	Stock	President Energy Development (Coyman Islands) Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	15, 834	US	14, 782	42. 11%	US	14, 200	—
	Stock	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	—	Long-term investments	—	US	46, 467	30. 00%	US	46, 467	—
	Stock	Outlook Investment Pte Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7, 433	US	5, 141	25. 00%	US	5, 141	—
	Stock	Accuary Inc.	—	Long-term investments	4, 833	US	11, 500	18. 44%	US	433	—
	Stock	Aurora Imaging Technology, Inc.	—	Long-term investments	1, 250	US	3, 750	14. 71%	(US	912)	—
	Stock	RF Integrated Corporation	—	Long-term investments	4, 000	US	4, 000	10. 02%	US	4, 000	—
	Stock	Global Strategic investment	—	Long-term investments	3, 000	US	3, 000	3. 77%	US	2, 972	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Scino Pharn. (Kunshan) Biochemical Technology Co., Ltd. etc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US$ 11,186	0.66%~ 33.33%	US$ 18,856	—
President Life Science Co., Ltd.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	—	150,944	—	151,096	—
	Stock	President Life Science Cayman Co., Ltd.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method)	Long-term investments	20,250	634,745	100.00%	634,745	—
		Origene Technologies, Inc.	—	Long-term investments	1,930	198,180	12.56%	8,895	—
		Athersys Inc.	—	Long-term investments	635	312,787	3.55%	1,513	—
		President Biosystem Co., Ltd. etc.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	210,892	0.50%~ 96.25%	114,897	—
G-Advanced Semiconductor Technology Corp.	Beneficiary Certificates	Entrust Kivin Bond Fund	—	Short-term investments	—	21,940	—	22,025	—
President Chain Store (BVI) Holdings Ltd.	Stock	President Chain Store (Labuan)Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	19,910	US 17,871	100.00%	US 17,871	—
	Stock	President Coffee (Cayman) Holdings Ltd. etc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US 1,354	50.00%	US 1,354	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Drugstore Business Corp.	Beneficiary Certificates	Entrust Kivin Bond Fund	—	Short-term investments	400	$ 4,000	—	$ 4,030	—
Ren-Hui Investments Corp.	Beneficiary Certificates	Trustwell Bond Fund etc.	—	Short-term investments	—	86,310	—	88,379	—
	Stock	Acer Peripherals, Inc etc.	—	Short-term investments	—	158,730	—	57,886	—
Wisdon Distribution Service Corp.	Beneficiary Certificates	Union Bond Fund etc.	—	Short-term investments	—	69,000	—	69,122	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	1,000	10,000	16.67%	11,480	—
Mech-President Co. Ltd.	Stock	Safety Elevator Corp. etc.	A subsidiary of Mech-President Co. Ltd. (accounted by equity method) etc.	Long-term investments	—	17,762	99.99%~100.00%	17,761	—
President Direct Marketing Corp.	Beneficiary Certificates	Asia Pacific Bond Fund	—	Short-term investments	—	76,604	—	69,670	—
Capital Inventory Service Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	46,953	—	48,367	—
President Engineering Technology Corp.	Beneficiary Certificates	Prudential Bond Fund	—	Short-term investments	705	100,000	—	10,029	—
President Yamako Corp.	Beneficiary Certificates	HSBC Money MGMT Fund	—	Short-term investments	220	3,000	—	3,024	—
Cayman Ton Yi Industrial Holdings Ltd.	Stock	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 4,443	100.00%	US 4,443	—
	Stock	Chengdu Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 2,727	100.00%	US 2,727	—

					December 31, 2001				
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Hong Kong Ton Yi Industrial Holdings Ltd. etc.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US$ 232	100.00%	US$ 232	—
	Stock	Cayman Fujian Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 26,610	88.58%	US 26,610	—
	Stock	Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 15,898	87.93%	US 15,898	—
Retail Support Taiwan Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	4,487	—	4,493	—
President Logistics Internation Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	73,498	—	73,664	—
Kunshan President Enterprises Food Co.,Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Kunshan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB 2,505	50.00%	RMB 2,505	—
Wuhan President Enterprises Food Co.,Ltd.	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB 43,760	100.00%	RMB 43,760	—
	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB 2,505	50.00%	RMB 2,505	—
President Medical Beneficiary Technologies Corp., Ltd.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	370	5,331	—	5,331	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President Energy Development (Cayman Islands) Ltd.	Stock	Tung Ting Gas Corpoation	The Subsidiary of President Interational Development Corp. is its director	Long-term investments	40,416	US$	12,137	7.75%	US$	10,823	—
President Life Sciences Cayman Co.,Ltd.	Stock	Orchid Biosciences Inc.	—	Short-term investments	1,000	US	6,180	3.02%	US	4,660	—
	Stock	Arena Pharmaceuticial Inc. etc.	—	Short-term investments	—	US	3,463	—	US	6,181	—
	Stock	Aura Oncology Systems Inc.	Investee accounted by equity method.	Long-term investments	4,545	US	3,021	32.85%	US	447	—
	Stock	Plantaceutica, Inc, etc.	Investee accounted by equity method.	Long-term investments	—	US	4,790	29.41% ~ 70.88%	US	2,865	—
President Biosystem Co., Ltd.	Beneficiary Certificates	Entrust Kirin Bond Fund	—	Short-term investments	—		50,148	—		50,716	—
President Chain Store (Labuan) Holding Ltd.	Stock	Philippine Seven Corp.	Investee accounted by equity method.	Long-term investments	119,575	US	17,847	50.40%	US	17,847	—
President Coffee (Cayman) Holding Ltd.	Stock	Shanghai President Coffee Corp.	Investee accounted by equity method.	Long-term investments	—	US	2,151	100.00%	US	2,151	—
Philppine Seven Corp.	Stock	Convenience Distribution INC.	Investee accounted by equity method.	Long-term investments	3,800	PESO	42,585	100.00%	PESO	42,585	—
		Stort Sites Holding Inc.	Investee accounted by equity method.	Long-term investments	40	PESO	43,152	40.00%	PESO	43,152	—
Cayman Fujian Ton Yi Holding Ltd.	Stock	Fujian Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	29,935	83.58%	US	29,935	—
Cayman Jiangsu Ton Yi Holding Ltd.	Stock	Jiangsu Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	18,099	82.86%	US	18,099	—

(Note 1) 33,400 thousands shares of the outstanding common stock with market value of $408,813 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 2) 18,127 thousands shares of the outstanding common stock with market value of $105,677 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 3) 18,000 thousands shares of the outstanding common stock with market value of $72,901 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 4) 65,860 thousands shares of the outstanding common stock with market value of $806,130 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 5) 14,300 thousands shares of the outstanding common stock with market value of $57,686 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 6) 1,998 thousands shares of the outstanding common stock with market value of $83,387 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 7) 6,597 thousands shares of the outstanding common stock with market value of $38,462 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 8) 1,400 thousands shares of the outstanding common stock with market value of $35,720 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 9) 450 thousands shares of the outstanding common stock of Everspring Industry Co., Ltd. with market value of $14,282, the 600 thousands shares of common stock of Macronix International Co., Ltd. with market value of $15,600 and the 1,826 thousands shares of common stock of Compal Electronics Inc. with fair value of $75,814 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 10) 149,994 thousands shares of the outstanding common stock with market value of $1,507,860 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 11) 39,100 thousands shares of the outstanding common stock with market value of $610,354 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 12) 55,400 thousands shares of the outstanding common stock with market value of $492,540 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 13) 24,400 thousands shares of the outstanding common stock with market value of $276,406 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 14) 266,500 thousands shares of the outstanding common stock with market value of $2,966,165 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 15) 19,875 thousands shares of the outstanding common stock with market value of $207,224 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 16) 253,200 thousands shares of the outstanding common stock with market value of $2,532,000 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 17) 1 thousands shares of the outstanding common stock with market value of (CAN 340)) were used as collaterals for issuance of commercial papers of President Asian Enterprises Inc.

(4) The cumulative buying or selling balance of one specific security exceeding the lower of NT$100,000 and 20 percent of the capital stock (Units in thousands of currencies indicated):

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Uni-President Enterprises Corp.	Mutual Funds:															
	Equity Certificates relating to ABN AMRL Global Retail Index	Short-term investments	–	–	–	$ –	457	$ 1, 623, 821	–	$ –	$ –	$ –	–	$ –	457	$ 1, 623, 821
	Stock:															
	President Chain Store Corp.	Long-term investments	–	–	273, 674	5, 334, 194	28, 711	2, 043, 528	(31, 583)	2, 302, 165	(627, 667)	1, 674, 498	36, 314	(125, 670)	307, 116	6, 624, 385
	Presicarre Corp.	Long-term investments	–	–	90, 833	2, 538, 778	–	–	(27, 272)	3, 534, 724	(687, 071)	2, 847, 653	24, 000	361, 595	87, 561	2, 213, 302
	Scino Pharm Taiwan Ltd.	Long-term investments	(Note 1)	(Note 1)	28, 750	287, 500	20, 000	239, 600	–	–	–	–	–	–	48, 750	527, 100
	Uni-President Glass Industrial Co., Ltd.	Long-term investments	(Note 2)	(Note 2)	–	–	36, 000	397, 366	–	–	–	–	–	(448)	36, 000	396, 918
	Allianz President Life Insurance Co., Ltd.	Long-term investments	Capital increase	–	23, 998	239, 984	13, 007	130, 068	–	–	–	–	(16, 799)	(168, 252)	20, 206	201, 800
	Uni-President Cold-Chain Corp.	Long-term investments	(Note 1)	(Note 1)	9, 900	109, 289	–	–	(7, 140)	185, 578	(90, 281)	95, 297	2, 000	(46, 831)	4, 760	65, 839
	Retail Support International Corp.	Long-term investments	(Note 3)	(Note 3)	8, 160	120, 605	–	–	(6, 200)	237, 180	(90, 483)	146, 697	2, 040	33, 985	4, 000	64, 107
	Cathay United Bank	Long-term investments	–	–	20, 885	107, 462	–	–	(17, 584)	114, 564	(90, 558)	24, 006	–	–	3, 301	16, 904
	President Musashino Corp.	Long-term investments	(Note 2)	(Note 2)	5, 940	48, 037	4, 500	45, 000	(10, 440)	114, 495	(98, 541)	15, 954	–	5, 504	–	–

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
President	Mutual Funds:															
International Tade and Investment Corp.	Equity Certificates relating to ABN AMRL Global Retail Index	Short-term investments	–	–	–	$ –	270	US$ 27,392	–	$ –	$ –	$ –	–	$ –	270	US$ 27,392
	Stock:															
	Uni-President (USA). Inc.	Long-term investments	Capital increase	–	120	US 8,542	30	US 3,000	–	–	–	–	–	(US 1,521)	150	US 10,021
Kai-Yu	Mutual Funds:															
Investment Co., Ltd.	Home Run Fund	Short-term investments	–	–	–	–	20,153	283,600	(20,153)	284,063	(283,600)	463	–	–	–	–
	TIIM Bond Fund	Short-term investments	–	–	–	–	9,885	125,900	(9,885)	126,350	(125,900)	450	–	–	–	–
	Stock:															
	Der Pao Construction Co., Ltd.	Short-term investments	–	–	10,607	178,767	–	–	(10,222)	70,410	(172,241)	(101,831)	–	–	385	6,526
	Nan Ya Plastics Corp.	Short-term investments	–	–	5,830	356,909	–	–	(6,296)	143,349	(356,909)	(213,560)	466	–	–	–
	Formosa Chemicals & Fibre Corp.	Short-term investments	–	–	4,943	190,678	–	–	(5,091)	122 558	(190,678)	(68,120)	148	–	–	–
	Formosa Plastics Corp.	Short-term investments	–	–	3,204	179,384	–	–	(3,428)	114,486	(179,384)	(64,898)	224	–	–	–
	Kai Yu (BVI) Investment Co., Ltd.	Long-term investments	Capital increase	–	13,160	381,812	13,718	460,695	–	–	–	–	–	(329,029)	26,878	513,478
Cayman	Mutual Funds:															
President Holding Ltd.	ABN Equity Certificates	Short-term investments	–	–	–	–	20,672	US 38,038	(1,565)	US 3,385	(US 2,880)	US 505	–	US –	19,107	US 35,158

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Genesis Special Growth Fund	Short-term investments	—	—	—	$ —	3	US$ 29,722	—	US$ 5,356	(US$ 4,741)	US$ 615	—	$ —	3	US$ 24,981
	ABN Capital Protected Unit	Short-term investments	—	—	—	—	183	18,734	—	—	—	—	—	—	183	18,734
	Stock:															
	President Enterprises (Chain) Investment Co., Ltd.	Long-term investments	Capital increase	—	—	US 258,392	—	US 8,000	—	—	—	—	—	(US 28,003)	—	US 238,389
	Uni-President Vietnam Co., Ltd.	Long-term investments	Capital increase	—	—	US 12,805	—	US 9,000	—	—	—	—	—	(US 2,194)	—	US 19,611
	Guangathou President Convenience Store Co., Ltd.	Long-term investments	Capital increase	—	—	US 810	—	US 2,970	—	—	—	—	—	—	—	US 3,780
Nanlien International Corp.	Stock:															
	Retail Support International Corp.	Long-term investments	(Note 4)	(Note 4)	—	—	4,000	153,480	—	—	—	—	—	(599)	4,000	152,881
	President International Development Corp.	Long-term investments	(Note 5)	(Note 5)	—	—	10,000	102,800	—	—	—	—	—	—	10,000	102,800
President Pharmaceutical Corp.	Mutual Funds:															
	James Bond Fund	Short-term investments	—	—	—	—	7,452	123,000	(7,452)	123,090	(123,000)	90	—	—	—	—
President International Development Corp.	Mutual Funds:															
	James Bond Fund	Short-term investments	—	—	—	—	101,388	1,411,910	(101,388)	1,414,394	(1,411,910)	2,484	—	—	—	—

					Beginning balance		Addition		Disposal					Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal		Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Home Run Fund	Short-term investments	—	—	284	$ 3,476	59,164	$ 738,650	(59,448)	$ 743,015	($ 742,126)	$ 889		—	$ —	—	$ —
	Government Bonds:																
	Central Government Bonds	Short-term investments	—	—	—	599,725	—	8,414,045	—	8,734,416	(8,725,640)	8,776		—	—	—	288,130
	Convertible Bonds:																
	Optoma Corp.	Short-term investments	—	—	—	—	1,800	180,000	—	—	—	—		—	—	1,800	180,000
	Common Stocks of Listed Companies:																
	Compal Electronice Inc.	Short-term investments	—	—	—	—	2,884	142,088	(1,080)	62,140	(57,185)	4,955		223	—	2,027	84,903
	ASUSTek Computer Inc.	Short-term investments	—	—	—	—	660	101,388	(470)	72,998	(72,768)	230		—	—	190	28,620
	United Microelectronics Corp.	Short-term investments	—	—	400	35,518	4,780	173,594	(5,180)	215,776	(209,112)	6,664		—	—	—	—
	Yageo Corp.	Short-term investments	—	—	—	—	3,170	162,836	(3,170)	161,642	(162,836)	(1,194)		—	—	—	—
	Quanta Computer Inc.	Short-term investments	—	—	—	—	1,450	162,084	(1,450)	156,155	(162,084)	(5,929)		—	—	—	—
	Taiwan Semiconductor Manufacturing Co., Ltd.	Short-term investments	—	—	650	97,464	1,215	97,273	(1,865)	160,936	(194,737)	(33,081)		—	—	—	—
	Optoma Corporation	Short-term investments	—	—	2,180	55,525	1,860	52,534	(4,040)	136,710	(108,059)	28,651		—	—	—	—

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Universal Scientific Industial Co., Ltd.	Short-term investments	—	—	3,318	$ 94,726	1,760	$ 33,646	(5,078)	$ 129,064	($ 128,372)	$ 692	—	$ —	—	$ —
	President International Investment (BVI) Co.	Long-term investments	Capital increase	—	86,000	3,029,155	35,710	1,211,269	—	—	—	—	(3,261)	829,873	118,449	5,070,297
	Tung Ting Gas Corporation	Long-term investments	Capital increase	—	19,875	215,431	19,238	192,375	—	—	—	—	—	—	39,113	407,806
	Presitex Co., Ltd.	Long-term investments	(Note 4) and Capital increase	—	—	—	18,918	189,182	—	—	—	—	—	(32,467)	18,918	156,715
	Emerging Display Technologing Corp.	Long-term investments	New establishment	—	—	—	3,725	114,625	(358)	19,646	(17,220)	2,426	—	—	3,367	97,405
	Uni-President Glass Industrial Co., Ltd.	Long-term investments	(Note 4)	—	36,000	333,959	—	—	(36,000)	397,366	(292,499)	104,867	—	(41,460)	—	—
	Mass Mutual Mercuries Life Co., Ltd.	Long-term investments	—	—	4,571	159,985	—	—	(4,571)	46,786	(159,985)	(113,199)	—	—	—	—
	President Transnet Corp.	Long-term investments	(Note 1)	—	10,500	68,300	—	—	(10,500)	113,479	(12,030)	101,449	—	(56,270)	—	—
President Chain Stort Corp.	Mutual Fund:															
	Financial Return Fund	Short-term investments	—	—	—	—	48,409	610,202	(25,481)	320,612	(320,000)	612	—	—	22,928	290,202
	The Forever Fund	Short-term investments	—	—	—	—	46,525	602,000	(29,051)	373,374	(372,000)	1,374	—	—	17,474	230,000
	Solomon Bond Fund	Short-term investments	—	—	4,926	50,000	32,852	339,000	(24,382)	249,726	(249,000)	726	—	—	13,396	140,000
	Prudential Bond Fund	Short-term investments	—	—	—	—	59,620	835,000	(51,988)	729,037	(727,000)	2,037	—	—	7,632	108,000

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Barits Bond Fund	Short-term investments	–	–	–	$ –	79,010	$ 865,000	(70,359)	$ 771,137	($ 769,000)	$ 2,137	–	$ –	8,651	$ 96,000
	Phoenis Bond Fund	Short-term investments	–	–	–	–	45,656	610,000	(38,703)	518,529	(515,000)	3,529	–	–	6,953	95,000
	TIIM Bond Fund	Short-term investments	–	–	–	–	162,194	2,050,000	(155,201)	1,966,273	(1,960,000)	6,273	–	–	6,993	90,000
	Trustwell Bond Fund	Short-term investments	–	–	–	–	125,609	1,425,000	(117,862)	1,337,720	(1,335,000)	2,720	–	–	7,747	90,000
	Sheng Hua 1699 Bond Fund	Short-term investments	–	–	19,454	210,000	158,677	1,748,000	(171,013)	1,884,724	(1,878,000)	6,724	–	–	7,118	80,000
	Union Bond Fund	Short-term investments	–	–	–	–	33,235	360,000	(28,700)	310,949	(310,000)	949	–	–	4,535	50,000
	Ta-chong Bond Fund	Short-term investments	–	–	–	–	26,030	299,000	(21,824)	249,276	(249,000)	276	–	–	4,206	50,000
	James Bond Fund	Short-term investments	–	–	–	–	66,389	918,242	(64,119)	887,874	(886,242)	1,632	–	–	2,270	32,000
	Asia-Pacific Bond Fund	Short-term investments	–	–	6,301	70,000	138,513	1,569,000	(144,814)	1,642,508	(1,639,000)	3,508	–	–	–	–
	Polaris De-li Fond	Short-term investments	–	–	–	–	38,934	525,000	(38,934)	530,386	(525,000)	5,386	–	–	–	–
	Capital Safe income Fund	Short-term investments	–	–	–	–	90,628	1,184,000	(90,628)	1,186,484	(1,184,000)	2,484	–	–	–	–
	Home-Run Fund	Short-term investments	–	–	–	–	60,605	764,000	(60,605)	766,106	(764,000)	2,106	–	–	–	–
	Tai-Yu Long River Bond Fund	Short-term investments	–	–	–	–	71,061	749,000	(71,061)	751,269	(749,000)	2,269	–	–	–	–

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Jih Sun Bond Fund	Short-term investments	—	—	—	$ —	51, 882	$ 640, 000	(51, 882)	$ 641, 253	($ 640, 000)	$ 1, 253	—	$ —	—	$ —
	NITC Taiwan Bond Fund	Short-term investments	—	—	—	—	33, 830	428, 000	33, 830	428, 982	(428, 000)	982	—	—	—	—
	Taiwan Bond OAM Fund	Short-term investments	—	—	—	—	31, 589	328, 000	(31, 589)	328, 457	(328, 000)	457	—	—	—	—
	Financial Bond Fund	Short-term investments	—	—	—	—	21, 873	290, 522	(21, 873)	290, 740	(290, 522)	218	—	—	—	—
	TIIM High Yield Fund	Short-term investments	—	—	—	—	24, 770	269, 000	(24, 770)	273, 728	(269, 000)	4, 728	—	—	—	—
	Shinkong Chi-Shin Fund	Short-term investments	—	—	—	—	14, 595	189, 000	(14, 595)	189, 763	(189, 000)	763	—	—	—	—
	Taiwan Chi-Shin Fund	Short-term investments	—	—	15, 913	200, 000	12, 941	179, 000	(28, 854)	380, 219	(379, 000)	1, 219	—	—	—	—
	Grand Cathy Fund	Short-term investments	—	—	—	—	15, 820	160, 000	(15, 820)	162, 567	(160, 000)	2, 567	—	—	—	—
	Sheng Hua 5599 Fund	Short-term investments	—	—	—	—	13, 542	136, 500	(13, 542)	137, 240	(136, 500)	740	—	—	—	—
	Chain IR II Fund	Short-term investments	—	—	—	—	9, 845	100, 000	(9, 845)	100, 030	(100, 000)	30	—	—	—	—
	Stock:															
	President Musashino Corp.	Long-term investments	(Note4)	(Note4)	5, 940	48, 089	23, 940	249, 840	—	—	—	—	—	8, 188	29, 880	306, 117
	Uni-President Cold-Chain Corp.	Long-term investments	(Note 4)	(Note 4)	5, 940	73, 905	8, 340	186, 137	—	—	—	—	—	33, 554	14, 280	293, 596
	Dayeh Takashimaya Department Store Inc.	Long-term investments	(Note 7)	(Note 7)	—	—	20, 000	270, 000	—	—	—	—	—	—	20, 000	270, 000

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Preident Drugstore Busibess Corp.	Long-term investments	New establishment	—	19,800	$ 69,226	12,000	$ 120,000	—	$ —	$ —	—	(12,000)	($ 14,802)	19,800	$ 174,424
	President Transnet Corp.	Long-term investments	(Note 6)	(Note 6)	12,250	79,683	27,350	286,730	—	—	—	—	—	(204,733)	39,600	161,680
	Uni-President Takashimaya Co., Ltd.	Long-term investments	New establishment	—	—	—	12,500	125,000	—	—	—	—	—	(1,745)	12,500	123,255
	Books. com Co., Ltd.	Long-term investments	New establishment	—	—	—	10,000	100,400	—	—	—	—	—	(70,555)	10,000	29,845
	Scino Pharm Taiwan Ltd.	Long-term investments	(Note 4)	(Note 4)	20,000	200,000	—	—	(20,000)	238,881	(200,000)	38,881	—	—	—	—
Ton-Yi Industrial Corp.	Stock:															
	Cayman Ton-Yi Industrial Holings Ltd.	Long-term investments	Capital increase	—	1	(1,287,925)	4,000	1,388,296	—	—	—	—	—	(872,574)	4,001	(772,203)
Uni-President Oven Bakery Corp.	Mutual Funds:															
	Home-Run Fund	Short-term investments	—	—	6,721	82,128	6,597	84,000	(8,496)	108,000	(104,909)	3,091	—	—	4 ,822	61,219
Retail Support International Corp.	Mutual Funds:															
	James Bond Fund	Short-term investments	—	—	—	—	202,442	2,811,153	(194,525)	2,703,559	(2,699,187)	4,372	—	—	7,917	111,966
	Home-Run Fund	Short-term investments	—	—	6,111	74,770	124,319	1,560,600	(130,342)	1,637,137	(1,634,245)	2,892	—	—	88	1,125
	NITC Bond Fund	Short-term investments	—	—	—	—	2,945	442,740	(2,944)	442,910	(442,584)	326	—	—	1	156

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Uni-President	Mutual Funds:															
Cold-Chain Corp.	James Bond Fund	Short-term investments	—	—	3,099	$ 41,735	121,863	$ 1,688,000	(122,201)	$1,693,135	($ 1,690,735)	$ 2,400	—	$ —	2,761	$ 39,000
	Home-Run Fund	Short-term investments	—	—	—	—	16,532	212,000	(14,810)	190,000	(189,926)	74	—	—	1,722	22,074
	Yuanda Duo Li II Fund	Short-term investments	—	—	—	—	20,215	267,000	(19,986)	264,208	(263,938)	270	—	—	229	3,062
	Ta-Chong Bond Fund	Short-term investments	—	—	—	—	31,839	370,000	(31,839)	370,349	(370,000)	349	—	—	—	—
	Prudential Bond Fund	Short-term investments	—	—	1,219	16,511	50,445	699,000	(51,664)	716,370	(715,511)	859	—	—	—	—
	Yuanda Duo Li Fund	Short-term investments	—	—	1,191	17,342	30,832	457,500	(32,023)	475,358	(474,842)	516	—	—	—	—
President	Mutual Funds:															
Information Corp	James Bond Fund	Short-term investments	—	—	2,530	34,075	13,478	186,000	(15,725)	216,959	(216,075)	884	—	—	283	4,000
Kai Yu (BVI)	Mutual Funds:															
Investment Co., Ltd.	ABN Capital Protected Unit	Short-term investments	—	—	—	—	110	US 11,220	—	—	—	—	—	—	110	US 11,220

Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Stock:															
	Beijing President Food Co., Ltd.	Long-term investments	Capital increase	—	—	$ —	—	US$ 5,000	—	$ —	$ —	$ —	—	(US$ 54)	—	US$ 4,946
	Shanghai Fwuso Tai Industry Co., Ltd.	Long-term investments	(Note 8)	(Note 8)	—	—	—	US 3,208	—	—	—	—	—	(US 249)	—	US 2,959
President Enterprises (China) Investment Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	Long-term investments	Capital increase	—	—	RMB 305,188	—	RMB 41,391	—	—	—	—	—	RMB 14,089	—	RMB 360,668
	Guangzhou President Enterprises Food Co., Ltd.	Long-term investments	Capital increase	—	—	RMB 372,222	—	RMB 24,834	—	—	—	—	—	(RMB 45,387)	—	RMB 351,669
President International Investment (BVI) Co.	Stock:															
	Impax Laboratories, Inc.	Short-term investments	—	—	85	US 8,500	—	—	(3,000)	US 30,750	US 5,970	US 24,780	4,184	—	1,269	US 2,530
	Uni-Home Tech	Long-term investments	Capital increase	—	39,000	US 48,688	4,972	US 4,972	—	—	—	—	—	US 1,633	43,972	US 55,293
	Xiang Lu Petrochemicals (Xiamen) Co., Ltd	Long-term investments	Capital increase	—	—	—	—	US 46,800	—	—	—	—	—	(US 333)	—	US 46,467
	President Energy Development (Cayman Islands) Ltd.	Long-term investments	New establishment	—	—	—	15,834	US 15,834	—	—	—	—	—	(US 1,052)	15,834	US 14,782
	Presiclerc Ltd.	Long-term investments	New establishment	—	—	—	4,750	US 4,750	—	—	—	—	—	—	4,750	US 4,750
	RF Integrated Corp.	Long-term investments	New establishment	—	—	—	4,000	US 4,000	—	—	—	—	—	—	4,000	US 4,000
	Global Strategic Investment	Long-term investments	New establishment	—	—	—	3,000	US 3,000	—	—	—	—	—	—	3,000	US 3,000

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
President	Stock:															
Life Sciences Co., Ltd.	President Life Sciences Cayman Co,. Ltd.	Long-term investments	Capital increase	–	13,260	$ 438,636	6,990	$ 238,086	–	$ –	$ –	$ –	–	($ 41,977)	20,250	$ 634,745
Wisdom Distribution Services Corp.	Mutual Funds: Union Bond Fund	Short-term investments	–	–	961	10,123	18,675	206,000	(16,489)	181,984	(181,123)	861	–	–	3,147	35,000
	Phoenis Bond Fund	Short-term investments	–	–	–	–	9,867	135,000	(7,384)	101,134	(101,000)	134	–	–	2,483	34,000
	James Bond Fund	Short-term investments	–	–	–	–	28,193	392,500	(28,193)	393,009	(392,500)	509	–	–	–	–
	Home Run Fund	Short-term investments	–	–	1,229	15,000	13,414	170,000	(14,643)	185,771	(185,000)	771	–	–	–	–
	NITC Bond Fund	Short-term investments	–	–	105	15,000	940	140,000	(1,045)	155,731	(155,000)	731	–	–	–	–
	Jih Sun Bonds Fund	Short-term investments	–	–	–	–	13,814	170,000	(13,814)	170,537	(170,000)	537	–	–	–	–
	Tai-Yu Long River Bond Fund	Short-term investments	–	–	–	–	13,489	145,000	(13,489)	145,189	(145,000)	189	–	–	–	–
President Drugstors Business Corp.	James Bond Fund	Short-term investments	–	–	–	–	13,923	193,000	(13,923)	193,554	(193,000)	554	–	–	–	–
President	Stock:															
Energy Development (Cayman Islands) Ltd.	Tung Ting Gas Corporation	Long-term investments	Capital increase	–	20,538	US 7,166	19,878	US 4,971	–	–	–	–	–	–	40,416	US 12,137

(Note 1) The transaction party is President Chain Store Corp., which is a subsidiary accounted by equity method.

(Note 2) The transaction party is the President International Development Corp., which is a subsidiary accounted by equity method.

(Note 3) The transaction parties are the Presiident Chain Store Corp. and Nanlien International Corp., which are subsidiaries accounted by equity method.

(Note 4) The transaction parties is Uni-President Enterprises Corp. (the Company)

(Note 5) The transaction party is Tung Ho Development Co., Ltd. which is a subsidiary accounted by equity method.

(Note 6) The transaction party are Uni-President Enterprises Corp. (the Company) and President Internation Development Corp.(subsidiary accounted by equity method of the Company)

(Note 7) The transaction party is Takashimaya Department Inc. (non-related party)

(Note 8) The transaction party is Chia Fha Industry Singapore Pte Ltd. (non-related party)

(5) Acquisition of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital: None.

(6) Disposal of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital:

Company	Name of the Properties	Date of transaction	Acquisition date	Book value	Selling price	Status of payment receiving	Gain(Loss) form disposal	Name of the counterparty	Relationship	Reason for disposal	The bases or reference used in deciding the price	Other commitments
Uni-President Enterprise Corp.	Land and Buildings	6/28/2001	12/15/1999	$ 195, 729	$ 196, 721	$100,000 was paid when signing the contract and $96,721 would be paid on August 31,2001	$ 992	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price	—

(7) Related party transactions for purchases and sales amounts exceeding the lower of $100,000 and 20 percent of the capital stock:

(Units in thousands of currencies indicated):

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
Uni-President Enterprises Corp.	President Kikkoman Inc.	Subsidiary accounted by equity method	Purchase	$ 698, 307	4%	Within one month	—	—	($ 55, 505)	(4)	—
	TTET Union Corp.	Subsidiary accounted by equity method	Purchase	548, 889	3%	Close its account at the end of each month, and pay within one week with post dated checks due in 30-45 days	—	(Note 1)	(26, 729)	(2)	—
	President Packaging Ind. Corp.	Subsidiary accounted by equity method	Purchase	389, 660	2%	Within one month	—	—	(39, 325)	(3)	—
	President Nisshin Corp.	Subsidiary accounted by equity method	Purchase	257, 105	1%	Within 15 days	—	(Note 1)	(24, 218)	(2)	—
	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchase	182, 201	1%	Within 50 days	—	(Note 1)	(27, 807)	(2)	—
	Nanlien International Corp.	Subsidiary accounted by equity method	Purchase	111, 436	1%	Within one month	—	—	(7, 145)	(1)	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Credit terms	Notes or accounts receivable / payable: Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Uni-President Cold Chain Corp.	Subsidiary accounted by equity method	(Sales)	($ 3, 659, 928)	(12%)	Within 20 days after previous month	—	(Note 2)	$ 256, 154	7	—
	President Chain Store Corp.	Subsidiary accounted by equity method	(Sales)	(2, 199, 676)	(7%)	Within 20 days after previous month	—	(Note 2)	179, 468	5	—
	Retail Support International Corp.	Subsidiary accounted by equity method	(Sales)	(2, 198, 211)	(7%)	Within 56 days after sales	—	(Note 2)	233, 706	7	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(1, 727, 564)	(6%)	Within 77 days after sales	—	(Note 2)	351, 655	10	—
	Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	(Sales)	(642, 782)	(2%)	Within 20 days after previous month	—	(Note 2)	94, 130	3	—
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(627, 776)	(2%)	Within 77 days after sales	—	(Note 2)	63, 746	2	—
	Ding-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(589, 642)	(2%)	Within 20 days after sales	—	(Note 2)	20, 864	1	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	(Sales)	($ 572,332)	(2%)	Within 10 days after sales	—	(Note 2)	$ 37,890	1	—
	Far-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(476,873)	(2%)	Within 12 days after sales	—	(Note 2)	58,314	2	—
	Tung Shun Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(455,776)	(1%)	Within 12 days after sales	—	(Note 2)	85,566	2	—
	Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(422,493)	(1%)	Within 12 days after sales	—	(Note 2)	28,210	1	—
	Tung Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(375,508)	(1%)	Within 12 days after sales	—	(Note 2)	60,619	2	—
	Tung Yi Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(233,976)	(1%)	Within 12 days after sales	—	(Note 2)	41,290	1	—
	Tung-Tse Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(217,102)	(1%)	Within12 days after sales	—	(Note 2)	35,658	1	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Lie Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	($ 182, 079)	(1%)	Within 12 days after sales	—	(Note 2)	$ 7, 666	—	—
	Tung-Po Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(168, 487)	(1%)	Within 12 days after sales	—	(Note 2)	6, 225	—	—
	Tung-Jing Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(163, 922)	(1%)	Within 12 days after sales	—	(Note 2)	2	—	—
	Shang Chan Food Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(158, 147)	(1%)	Within 12 days after sales	—	(Note 2)	7, 268	—	—
	Uni-President Oven Bakery Corp.	Subsidiary accounted by equity method	(Sales)	(155, 796)	(1%)	Within one month after sales	—	(Note 2)	29, 139	1	—
	Yuan Hsin Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(155, 295)	(1%)	Within 12 days after sales	—	(Note 2)	6, 787	—	—
	Xin Yo Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(154, 753)	(1%)	Within 12 days after sales	—	(Note 2)	23, 597	1	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Lien Yo Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	($ 154, 298)	—	Within 12 days after sales	—	(Note 2)	$ 2, 438	—	—
	Lien Yi Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(147, 741)	—	Within 12 days after sales	—	(Note 2)	483	—	—
	Gean Fu Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(136, 878)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Tung Lin Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(134, 678)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Chi Fu Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(123, 414)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Tong Shien Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(119, 749)	—	Within 12 days after sales	—	(Note 2)	13, 676	—	—
	Feng Tong Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(119, 461)	—	Within 12 days after sales	—	(Note 2)	—	—	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Huang Yi Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	($ 119,281)	—	Within 12 days after sales	—	(Note 2)	$ 5,877	—	—
	Chi Chiang Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(107,690)	—	Within 12 days after sales	—	(Note 2)	1,759	—	—
	Tong Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(107,229)	—	Within 12 days after sales	—	(Note 2)	3,056	—	—
	Mao Tong Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(101,274)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Tong Lien Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(100,538)	—	Within 12 days after sales	—	(Note 2)	2,084	—	—
	Tong Yu Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(100,369)	—	Within 12 days after sales	—	(Note 2)	28,119	1	—
Nanlien International Corp.	President Chain Store Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	(Sales)	(544,402)	(7%)	15～60 days	—	—	51,834	12	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Presicarre Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	(Sales)	($ 295,740)	(4%)	15～60 days	—	—	$ 66,536	15	—
	Lien You Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(179,126)	(2%)	15～60 days	—	—	13,633	3	—
	Lien Lu Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(175,262)	(2%)	15～60 days	—	—	55,110	13	—
	Lien Bai Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(151,540)	(2%)	15～60 days	—	—	5,559	1	—
	U-Chanis Enterprises Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	(Sales)	(143,422)	(2%)	15～60 days	—	—	6,425	1	—
	Tun Hsiang Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(139,313)	(2%)	15～60 days	—	—	24,715	6	—
	Nella Ltd.	Subsidiary accounted by equity method	(Sales)	(134,197)	(2%)	15～60 days	—	—	29,243	7	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Lien Song Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	($ 131,053)	(2%)	15~60 days	—	—	$ 252	—	—
	Lien Hsu Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(118,772)	(2%)	15~60 days	—	—	13,386	3	—
	Uni-President Enterprises Corp.	Parent company	(Sales)	(111,436)	(1%)	15~60 days	—	—	7,145	2	—
President Nisshin Corp.	Uni-President Enterprises Corp.	Parent company	(Sales)	(257,105)	(35%)	1~2 months	—	—	24,218	35	—
President Chain Store Corp.	Retail Support International Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	15,280,112	33%	15~40 days	(Note 3)	—	(1,545,510)	(34)	(Note 5)
			(Other operating revenue)	(140,330)	—	15~40 days	(Note 4)	—	87,498	30	—
	Uni-President Cold Chain Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	6,661,848	14%	15~30 days	(Note 3)	—	(486,810)	(11)	—
	Wisdom Distribution Service Corp.	Subsidiary accounted by equity method	Purchase	2,796,441	6%	15~25 days	(Note 3)	—	(303,392)	(7)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Uni-President Enterprises Corp.	Parent company	Purchase	$ 2,199,676	5%	15～30 days	(Note 4)	—	($ 179,468)	(4)	—
	President Musashino Corp.	Subsidiary accounted by equity method	Purchase	569,821	1%	15 days	(Note 4)	—	(41,174)	(1)	—
	Nanlien International Corp.	A subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	544,402	1%	15～20 days	(Note 4)	—	(28,737)	(1)	—
	President Transnet Corp.	A subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	118,522	—	15～60 days	(Note 4)	—	(20,958)	—	—
Ton Yi Industrial Corp.	Tomen Corp.	Former Director (The term of office were due at July 2001)	Purchase	191,231	3%	The same as regular	—	—	—	—	—
	Cayman President Holding Ltd.	Subsidiary accounted by equity method	(Sales)	(3,309,184)	(26%)	The same as regular	—	—	998,112	63	—
	Hong Kong Ton Yi Industrial Holding Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(258,905)	(2%)	The same as regular	—	—	54,915	3	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Credit terms	Notes or accounts receivable / payable: Amount	Percentage of notes or accounts receivable /payable(%)	Note
	TTET Union Corp.	A subsidiary of Uni-President Enterprises Corp. (accounted by equity method)	(Sales)	($ 195,311)	(2%)	The same as regular	—	—	$ 18,982	1	—
	Uni-President Enterprises Corp.	Parent company	(Sales)	(182,201)	(1%)	The same as regular	—	—	27,807	2	—
Retail Support International Corp.	Uni-President Enterprises Corp.	Parent company	Purchase	152,198,211	14%	30～45 days	—	—	(233,706)	(11)	—
	President Chain Store Corp.	A subsidiary of Uni-	Purchase	140,330	1%	30 days	—	—	(77,371)	(4)	—
		President Enterprises Corp.(accounted by equity method)	(Sales)	(15,280,112)	(97%)	30～45 days	—	—	1,491,691	96	—
	President Packaging Ind. Corp.	A subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	122,467	1%	30～45 days	—	—	(15,627)	(1)	—
	President Drugstore Business Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	(Sales)	(228,537)	(1%)	30～60 days	—	—	129	—	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
Uni-President Cold Chain Corp.	Uni-President Enterprises Corp.	Parent company	Purchase	$ 3, 659, 928	62%	Within 20 days	(Note 4)	Within 15~50 days	($ 256, 154)	(53)	—
	President Chain Store Corp.	A subsidiary of Uni-President Enterrises Corp.(accounted by equity method)	(Sales)	(6, 661, 848)	(96%)	Within 30 days	(Note 6)	Within 15~50 days	487, 178	100	—
Cayman President Holding Ltd.	Ton Yi Industrial Corp.	A investor of the company	Purchase	US 98, 432	99%	—	—	—	(US 29, 378)	(85)	—
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of the company	(Sales)	(US 50, 904)	(51%)	—	—	—	US 17, 407	50	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of the company	(Sales)	(US 40, 455)	(41%)	—	—	—	US 13, 649	40	—
Hong Kong Ton Yi Industrial Holding Ltd.	Ton Yi Industrial Corp.	A investor of Cayman President Holding Ltd.	Purchase	US 7, 755	83%	—	—	—	(US 1, 604)	(51)	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(US 3, 355)	(37%)	—	—	—	US 3, 828	45	—
Fujian Ton Yi Co., Ltd.	Cayman President Holding Ltd.	A investor of the company	Purchase	US 50, 904	94%	—	—	—	(US 17, 407)	(78)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
Jiangsu Ton Yi Tinaplate Co., Ltd.	Cayman President Holding Ltd.	A investor of the company	Purchase	US$ 40,455	81%	—	—	—	(US$ 13,649)	(73)	—
	Hang Kong Ton Yi Industrial Holding Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Purchase	US 3,355	7%	—	—	—	(US 3,828)	(21)	—
	Wuxi Ton Yi Industrial Packaging Corp.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(US 8,699)	(15%)	—	—	—	US 2,909	24	—
Wuxi Ton Yi Industrial Packaging Corp.	Jingsu Ton Yi Tinaplate Co., Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Purchase	US 8,699	84%	—	—	—	(US 2,909)	(35)	—
Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd.(accounted by equity method)	Purchase	RMB 52,812	5%	30 days	—	—	(RMB 1,634)	(2)	—
			(Sales)	(RMB 47,030)	(4%)	30 days	—	—	RMB 832	1	—
	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd.(accounted by equity method)	Purchase	RMB 29,623	3%	30 days	—	—	(RMB 2,513)	3	—
	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	(Sales)	(RMB 50,089)	(4%)	30 days	—	—	RMB 1,814	3	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Credit terms	Notes or accounts receivable / payable: Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	(Sales)	(RMB$ 23,842)	(2%)	30 days	—	—	RMB$ 408	1	—
Guangazhou President Enterprises Food Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	Purchase	RMB 50,089	10%	30 days	—	—	(RMB 1,814)	(4)	—
Shenyang President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	Purchase	RMB 23,842	11%	30 days	—	—	(RMB 408)	(3)	—
Hefei President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	Purchase	RMB 47,030	36%	30 days	—	—	(RMB 832)	(12)	—
			(Sales)	(RMB 52,812)	(26%)	30 days	—	—	RMB 1,634	48	—
Zhangjiagang President Nisshin Food Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	(Sales)	(RMB 29,623)	(29%)	30 days	—	—	RMB 2,513	20	—
Tianjiang President Enterprises Food Co., Ltd.	PT ABC President Enterprises Indoenesia	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(RMB 28,572)	(29%)	30～120 days	—	—	RMB 8,328	34	—

Note1: The terms of purchases and payments to regular suppliers is within one month, it depends on the company's payment policy.

Note2: The standard period of collection to regular customers is within two weeks after sales, it depends on client's credit worthiness.

Note3: The purchase cost from Retail Support International Corp., Uni-President Cold Chain Corp. and Wisdom Distribution Service Corp. includes markup computed by negotiated rate according to types of goods.

Note4: Insignificant variance.

Note5: Prepayment for phone cards of $91,200 to Retail Support International Corp at December 31, 2001.

Note6: The Sales of Uni-President Cold Chain Corp. includes markup computed by negotiated rate according to types of goods.

(8) Receivables form related parties exceeding the lower of NT$100,000 and 20 percent of the capital stock (Units in thousands of currencies indicated):

The name of the Company	Name of the counter party	Relationship	Ending balance: Accounts	Ending balance: Amounts	Turnover rate	Deferred balance: Amounts	Deferred balance: Resolve method	Subsequent balance	Allowance for doubtful amounts
Uni-President Enterprises Corp.	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	$ 351, 655	5. 21	$ —	—	$ 308, 588	$ —
			Other Receivables	96	—	—	—	96	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Accounts Receivable	256, 154	16. 51	—	—	256, 154	—
			Other Receivables	1, 406	—	—	—	1, 406	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	233, 706	10. 11	—	—	232, 439	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	179, 468	9. 79	—	—	179, 468	—
Cayman President Holding Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables	US 7, 326	—	—	—	—	—
President International Development Corp.	G-Advanced Semiconductor Technology Corp.	Subsidiary accounted by equity method	Other Receivables (note)	254, 767	—	—	—	—	—
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	87, 498	—	—	—	87, 498	—
			Other Receivables	208, 386	—	—	—	163, 983	—

The name of the Company	Name of the counter party	Relationship	Ending balance: Accounts	Ending balance: Amounts	Turnover rate	Deferred balance: Amounts	Deferred balance: Resolve method	Subsequent balance	Allowance for doubtful amounts
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Subsidiary accounted by equity method	Accounts Receivable	$ 998, 112	3. 74	$ —	—	$ 445, 496	$ 28, 209
			Other Receivabls	71, 321	—	—	—		—
Retail Support International Corp.	President Chain Store Corp.	A subsidiary of Parent company . (accounted by equity method)	Accounts Receivable	1, 491, 691	10. 60	—	—	698, 487	—
Uni-President Cold Chain Corp.	President Chain Store Corp.	A subsidiary of Parent company (accounted by equity method)	Accounts Receivable	487, 178	14. 00	—	—	399, 184	—
President International Investment (BVI) Corp.	Hong Kong Xiang Lu Industries Ltd.	The director is the general manager of President International Investment (BVI) Corp.	Other Receivables	US 8, 509	—	—	—	—	—
Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 17, 407	3. 82	—	—	US 4, 581	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 13, 649	3. 73	—	—	US 2, 942	—
	Hong Kong Ton Yi Industrial Holding Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 1, 537	1. 00	—	—	—	—
			Other Receivables	US 5, 209	—				

The name of the Company	Name of the counter party	Relationship	Ending balance: Accounts	Ending balance: Amounts	Turnover rate	Deferred balance: Amounts	Deferred balance: Resolve method	Subsequent balance	Allowance for doubtful amounts
Hong Kong Ton Yi Industrial Holding Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holding Ltd. (accounted by equity method)	Accounts Receivable	US$ 3, 828	1. 13	$ —	—	$ —	$ —
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holding Ltd. (accounted by equity method)	Other Receivables	US 3, 833	—	—	—	—	—
Nella Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables	114, 356	—	—	—	—	—
Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts Receivable	US 2, 909	2. 97	—	—	US 834	—
Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US 3, 833	—	—	—	—	—

The name of the Company	Name of the counter party	Relationship	Ending balance: Accounts	Ending balance: Amounts	Turnover rate	Deferred balance: Amounts	Deferred balance: Resolve method	Subsequent balance	Allowance for doubtful amounts
Wuxi Ton Yi Industrial Packing Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US$ 6, 465	—	—	—	—	$ —

(Note) It is receivables from refund of capital investment.

9.Derivative Financial Instruments Transaction (Units in thousands of currencies indicated):

A. Cayman President Holding Ltd.(Including a subsidiary of Cayman President Holding Ltd. – Hong Kong President Holdings Ltd.)

a. Contract amount or notional principals amount and credit risk

	December 31,2001		
Derivative financial instrument	Contract amount (Notional principals amount)		Credit risk
Interest Rate Swap Contracts	USD$	75,000	$ –
Forward Foreign Exchange Contracts	USD	8,000	–
Foreign Currency Option – JPY/US	USD	18,750	–

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The Interest Rate Swap Contracts is used for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, the market risk is immaterial.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financials instruments is for hedging. As the company has sufficient working capital and due to the certainty of the interest and exchange rate under the contracts. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives

(a). Interest Rate Swap Contracts

Ⅰ. Transaction terms:

Between October 17 to November 24, 2000, the company signed the contract agrees to pay or receive semi-annually the difference between floating and fixed interest rate during the 3- year period of the contract in US 50,000, and sign another contract between December 4 to December 5, 2001 agree to pay or receive semi-annually the difference between floating and fixed interest rate in one year at the amount of USD 25,000.

Ⅱ. The company sign the Interest Rate Swap Contract to hedge the effects of the assets and liabilities denominated in foreign currencies resulted from the variation of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions and they are evaluated periodically.

(b) Forward Foreign Exchange Contracts and Foreign Currency Option

The derivative financial instruments held by the company are not for trading purpose. The company engages in Forward Foregin Exchange Contract etc. in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements on the financial statements.

The liabilities and assets resulted from the Interest Rate Swap Contracts were offset. As of December 31, 2001, net liabilities to US$82 resulted from the Interest Rate Swap contracts recorded as other current liabilities. Royalty Income on Foreign Currency Option is recorded as non-operating revenue.

f. Fair value of the derivative financial instruments

	December 31,2001			
Derivative financial instruments	Book Value		Fair Value	
Interest Rate Swap Contracts	USD$	–	(USD$	2,425)
Forward Foreign Exchange Contracts	USD	–	(USD	150)
Foreign Currency Option－JPY/US	USD	–	(USD	253)

B.Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

	December 31,2001			
Derivative financial instruments	Contract amount (Notional principals amount)		Credit risk	
Advance Purchase Forward Foreign Exchange Contracts－USD	US$	40,020	$	17,000
Foreign Currency Option－USD	US	191,118		–
Currency Swap Contract－USD/NTD	US	197,047		138,827
	NTD	6,736,205		–

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is to hedge loss. Gain or loss resulted from fluctuation of interest or exchange rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, market risk is immaterial.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The company estimated that before August 23, 2002,the above Advance Purchases Forward Foreign Exchange Contracts will generate cash inflows of US $40,020 and cash outflows of $1,379,751.

The company estimated that before July 25, 2003, the Currency Swap Contract will generate cash inflows of US$197,047 and cash outflows of $6,736,205.

Before November 26 the above Advanced Purchase Forward Foreign Exchange Contracts generated cash inflow of US 27,000 and JPY 800,000 and cash outflow of 866,760 and US 7,269. Before January 12, 2001, The Currency Swap Contract estimated to generated cash inflow of 845,745 and cash outflow of US 25,500. Judging from the company current operations, the liquidity risk is low . And due to the certainty of Forward Foreign Exchange Contracts, the cash flow risk is minimal.

The company recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercise price is based on the current market value at the fixed cost, and the holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by the company are not for trading purpose. The company engages in Froward Foreign Exchange Contract and Currency Swap Contract in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

Derivative financial instruments	Premium or Net Receipts (Payments) on Forward Foreign Exchange December 31,2001
Advance Purchase Forward Foreign Exchange contract－USD	$ 17, 000(Note1)
Foreign Currency Option－USD	2, 800(Note2)
Currency Swap Contract－USD/NTD	138, 827(Note3)

(Note1) The net receipts in Advance Purchase Forward Foreign Exchange Contract－USD is $17,000 are recorded as prepayments and other current assets. The Advance Purchase Forward Foreign premium of $320 is recorded as other current liabilities, and the exchange gain of $16,680 is recorded as non-operating revenue.

(Note2) Royalty income is recorded as non-operating revenue.

(Note3) The net receipts on Currency Swap Contract－USD/NTD of $138,827 are recorded as prepayments and other current assets of $84,277 and other assets of $54,550, respectively, and the exchange gain of $38,457 and $100,370 are recorded as non-operating revenue and cumulative translation adjustments, respectively.

f. Fair value of derivative financial instruments.

	December 31,2001	
Derivative financial instruments	Book Value	Fair Value
Advance Purchase Forward Foreign Exchange Contract－USD	$ 17, 000	$ 17, 000
Foreign Currency Option－USD	－	2, 800
Currency Swap Contract－USD/NTD	138, 827	138, 827

The method and assumption used to estimate the fair value of derivative financial instruments are summarized as follows:

The fair value of derivative financial instruments are estimated based on the amount the company may receive or pay assuming that the contracts are settled at the balance sheet date. Generally, it includes the current unrealized gain from open contracts. Most of the derivative financial instruments have price quote by financial institution.

C. Investee of Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

Name of the investee	Financial instrument	Contract amount (Nominal principals amount)		Credit risk
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	USD$	43,860	$ –
		JPY	5,000,000	
	Foreign Currency Option	USD	12,000	–
		JPY	1,392,000	

The credit risk stated above represents the ultimate loss from the Interest Rate Swap Contracts if settled at the balance sheet date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings in Taiwan, the credit risk is minimal.

b. Market risk

The investee use Derivative Financial Instruments to hedge risk. Gain or loss resulted form fluctuation of exchange rates will be offseted by the gain or loss incurred from the hedged items.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The investee estimated that before January 14, 2003, the above currency Swap Contract will generate cash inflows of JPY$5,000,000 and cash outflows of US$43,860. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk is minimal.

The investee recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercies price is based on the current market value at the fixed cost, and holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the Company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by investee are not for trading purpose. The investee engages in Currency Swap Contracts in order to hedge risk of the liabilities denominated in foreign currencies resulted from fluctuation of exchange rates. The strategy adopted by the investee is to hedge most of the market risk. The hedging instruments are derivation financial instruments with inverse relationship the market value of the hedged positions and they are evaluated at periodically.

Royalty Income on Foreign Currency Option is recorded as non-operating revenue.

e. Presentation of derivative financial instruments on the financial statements

The liabilities and assets resulted from the Currency Swap Contract were offseted. As of December 31, 2001, net liabilities to US$5,866 resulted from the Currency Swap Contract were recorded as other current liabilities.

f. Fair value of the financial instruments.

Name of the investee	Derivative financial instruments	Book value	Fair value
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	(US$ 5, 866)	(US$ 5, 866)
	Foreign Currency Option	–	72

The method and assumption used by investee to estimate the fair value of derivative financial instruments are as follows:

The fair value of derivative financial instruments are estimated based on the amount the investee may receive or pay assuming that the contract is settled at the balance sheet date.Generally, it includes the unrealized gain or loss from the open contract.

2 Related information on investee companies (Units in thousands of currencies indicated)

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Uni-President Enterprise Corp.	President International Trade and Investment Corp.	Trotola, British Virgin Island	Investment on manufacturing business	$ 218, 730	$ 218, 730	12	100. 00%	$ 1, 583, 227	($ 240, 897)	($ 240, 897)	Subsidiary
	Kai Yu Investment Co., Ltd.	Tainan Hsien	General investment	3, 200, 000	3, 200, 000	320, 000	100. 00%	737, 502	(1, 239, 556)	(1, 237, 861)	Subsidiary
	Uni-President Glass Industrial Co., Ltd.	Tainan Hsien	Glass	397, 366	—	36, 000	100. 00%	396, 918	(31, 587)	(448)	Subsidiary
	Kai Nan Investment Co., Ltd.	Tainan Hsien	General investment	600, 000	600, 000	60, 000	100. 00%	385, 458	(18, 175)	34, 450	Subsidiary
	President Global Corp.	Buena Park, CA, U.S.A	Instant noodle and juice can importation	147, 250	147, 250	500	100. 00%	310, 021	6, 887	6, 657	Subsidiary
	U-Chains Enterprise Corp.	Tainan Hsien	Distribution center	270, 036	270, 036	19, 800	100. 00%	243, 442	222	(11, 160)	Subsidiary
	Cayman President Holding Ltd.	Grand Cayman, Cayman Islands	Investment on manufacturing business	3, 209, 479	3, 209, 479	100, 060	100. 00%	142, 328	(162, 877)	(158, 717)	Subsidiary
	Nanlien International Corp.	Taipei City	Importation and exportation business	225, 459	225, 459	99, 999	99. 99%	982, 209	192, 576	107, 500	Subsidiary
	President Entertainment Corp.	Tainan Hsien	Entertaining business	901, 528	901, 528	63, 966	61. 80%	815, 868	(14, 140)	(8, 739)	Subsidiary
	President International Development Corp.	Taipei City	Construction and operation of shopping mall	8, 775, 000	8, 775, 000	877, 500	58. 50%	8, 024, 225	(623, 202)	(493, 678)	Subsidiary
	President Nisshin Corp.	Tainan Hsien	Processing, manufacturing and sale of vegetable oil	40, 808	40, 808	6, 120	51. 00%	114, 684	56, 807	27, 374	Subsidiary
	Tong-Jeng Development Corp.	Tainan City	Land exploitation	1, 500, 000	1, 500, 000	150, 000	50. 00%	1, 408, 190	(25, 129)	(12, 565)	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	President Kikkoman Corp.	Tainan Hsien	Soy sauce	$ 45,000	$ 45,000	6,000	50.00%	$ 137,722	$ 53,750	$ 25,562	—
	President Chain Store Corp.	Taipei City	Operation of supermarket	4,659,640	2,957,408	307,116	44.28%	6,624,385	1,842,748	114,433	—
	Ton Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	8,737,720	8,737,720	665,148	43.34%	7,296,883	(392,318)	(402,892)	—
	Eagle Cold Storage Enterprise Co., Ltd.	Taichung City	Sale of cold foods	534,324	471,266	40,887	37.36%	482,785	11,031	(4,317)	—
	Tung Ho Development Co., Ltd.	Taipei City	Relaxation club	100,479	54,277	31,605	36.50%	262,881	(306,280)	(96,878)	—
	Mospec Semiconductor Corp.	Tainan Hsien	Manufacturing of electronic material	121,824	121,824	24,927	32.31%	276,014	36,163	10,830	—
	Presicarre Corp.	Taipei City	General merchandise	211,682	277,613	87,561	30.50%	2,213,302	1,702,451	681,594	—
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	315,066	315,066	44,535	29.51%	599,938	319,310	83,374	—
	President Securities Corp.	Taipei City	Business of securities	2,191,824	2,191,824	287,633	25.50%	4,009,879	1,287,372	312,887	—
	Qware System & Services Corp.	Taipei City	Business of computer system	195,287	195,287	13,475	24.76%	148,305	(127,112)	(31,515)	—
	Ztong Yee Industrial Co.	Tainan Hsien	Manufacturing of battery	149,944	149,944	18,042	20.00%	204,949	150,442	30,452	—
	Tonpal Optoelectronics Inc.	Hsinchu City	Manufacturing of electronic material	2,299,197	2,299,197	209,249	10.36%	2,331,917	258,706	26,802	—
	Alllianz President Lide Insurance Co., Ltd.	Taipei City	Insurance	202,064	304,180	20,206	10.10%	201,800	(241,017)	(264)	—
	Uni-President Dream Parks Corp. etc.	Tainan Hsien etc.	Construction of buildings etc.	1,684,368	1,941,997	—	7.14%~100.00%	653,501	(728,379)	(253,268)	—
President International Trade and Investment Corp.	Uni-President (USA) Inc.	City of industry, CA, U.S.A	Instant foods.	US 15,000	US 12,000	150	100.00%	US 10,021	(US 1,521)	—	Subsidiary
	Shanghai President International Foods Co., Ltd. etc	Shanghai City etc.	Cake, bread etc.	US 37,500	US 37,500	—	100.00%	US 4,452	(US 1,616)	—	Subsidiary

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Kai Yu Investment Co., Ltd.	Kai Yu Investment (BVI) Co., Ltd.	Tortola, British Virgin Island	General investment	$ 879,167	$ 418,472	26,878	100.00%	$ 513,478	($ 355,987)	$ —	Subsidiary
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	109,233	94,163	7,582	5.00%	102,059	319,310	—	—
	Ton-Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	405,757	405,757	24,452	2.00%	128,755	(392,318)	—	—
	Century Quick Service Restaurant Corp.etc.	Taipei City etc.	Instant foods etc.	561,187	561,187	—	60.00%~ 100.00%	184,377	(164,639)	—	Subsidiary
Kai Nan Investment Co., Ltd.	President Securities Corp.	Taipei City	Business of securities	601,180	601,180	29,109	2.58%	563,850	1,287,372	—	—
President Global Corp.	Ameripec Inc.	Buena Park, CA, U.S.A	Sale of food	US 3,951	US 3,951	3	100.00%	US 3,951	(US 144)	—	Subsidiary
	President East Co., Ltd. etc.	New York, U.S.A etc.	Investment of buildings etc.	US 1,022	US 1,022	—	20.00%~ 50.00%	US 890	US 18	—	Subsidiary
Cayman President Holding Ltd.	President Enterprise (China) Investment Co., Ltd.	Shanghai City	Professional investment	US 248,160	US 240,160	—	100.00%	US 238,389	US 4,388	—	Subsidiary
	Uni-President Vietnam Co., Ltd.	Ho Chi Minh City, Vietnam	Food, oil, ect.	US 22,000	US 13,000	—	100.00%	US 19,611	(US 1,227)	—	Subsidiary
	Hong Kong President Holding Limited	Hong Kong	Professional investment	US 10,349	US 10,349	80,000	100.00%	(US 5,719)	(US 4,650)	—	Subsidiary
	Zhangjiagang President Nisshin Food Co., Ltd.	Zhangjiagang Free Trade Zone, Jiangsu	Oil and flour	US 10,200	US 10,200	—	60.00%	US 9,280	US 442	—	Subsidiary
	PT ABC President Enterprise Indonesia.	Jakarta, Indonesia	Instant noodles	US 7,600	US 6,570	6,524	47.41%	US 5,409	US 1,311	—	—
	Queen Holding (BVI) Limited	Tortola, British Virgin Islands	Professional investment	US 12,067	US 12,067	5	45.40%	US 14,573	US 2,494	—	—
	PPG Investment, Inc.	Rancho, Cucamonga, U.S.A	Professional investment	US 3,182	US 3,182	—	45.40%	US 3,610	US 664	—	—
	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Chongqing City	Retailer	US 13,191	US 13,191	—	45.00%	US 10,450	US 1,892	—	—

				Original investments		The Company / majority owned subsidiary owns					
Investors	Name of Investees	Address	Main activities	Current period ending balance	Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Jiafu (Tianjin) International Trading Co., Ltd.	Tianjin City	Retailer	US$ 5,400	US$ 5,400	—	45.00%	US$ 6,003	US$ 1,224	$ —	—
	Guangzhou President Supermarket Co., Ltd.	Guangzhou City	Supermarket	US 3,780	US 810	—	45.00%	US 3,780	—	—	—
	President Energy Development (Cayman Islands) Limited	Grand Cayman, Cayman Isalnds	Energy development	US 10,200	US 10,200	10,200	27.12%	US 9,147	(US 842)	—	Subsidiary
	Zhuhai Kirin President Brewery Co., Ltd.	Zhuhai City, Guangdong	Beer, mineral water	US 22,200	US 22,200	—	30.00%	US 23,393	RMB 2,741	—	—
	Uni-President International (HK) Co., Ltd. etc.	Hong Kong etc.	Trading etc.	US 28,798	US 21,911	—	20.00%～100.00%	US 3,068	(US 2,414)	—	Subsidiary
Nanlien International Co.,	Cayman Nanlien Holding Ltd.	Grand Cayman, Cayman Islands	Professional investment	130,664	130,664	4,010	100.00%	110,097	(2,792)	—	Subsidiary
	Retail Support International Corp.	Jungli City	Distribution center	153,480	—	4,000	20.00%	152,881	85,963	—	Subsidiary
	Lien Lu Enterprises Corp. etc.	Taipei Hsien etc.	Sale of foods etc.	1,167,485	780,935	—	20.00%～100.00%	1,116,740	305,799	—	Subsidiary
President Natural Industrial Corp.	President Organics Co.,	Chung-Li City	Organic foods	20,000	20,000	2,000	20.00%	6,725	(24,557)	—	—
President International Development Corp.	President International Investment (BVI) Co.	Tortola, British Virgin Islands	General Investment	3,931,365	2,720,096	118,449	100.00%	5,070,297	750,137	—	Subsidiary
	President Life Science Co., Ltd.	Taipei City	Manufacturing of chemical material and instrument	1,500,000	1,500,000	150,000	100.00%	1,507,920	(81,112)	—	Subsidiary
	Ton-Jeng Development Corp.	Tainan Hsien	Land exploitation	1,800,000	1,800,000	150,000	50.00%	1,705,017	(25,129)	—	—
	Prexitex Co., Ltd.	Taipei City	Clothes	189,182	—	18,918	38.74%	156,715	(75,422)	—	—
	President Entertainment Corp.	Tainan Hsien	Entertaining business	1,186,008	1,186,008	39,534	38.20%	617,129	(14,140)	—	—
	Synergy ScienTech Corp.	Hsinchu City	Manufacturing of lithium battery	692,544	692,544	55,404	35.07%	576,118	(161,077)	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Kang Na Hsiung Enterprise Co., Ltd.	Tainan Hsien	Tissue and sanitary towel	$ 425,269	$ 348,398	41,463	25.00%	$ 469,697	$ 121,252	$ —	—
	Tonpal Optoelectronics Inc.	Miaoli City	Manufacturing of electronic material	3,065,626	3,065,626	279,001	13.81%	3,105,302	258,706	—	—
	President Medical Technologies Corp., Ltd. etc.	Taipei City etc.	Wholesale business of precise instrument etc.	503,357	440,026	—	7.14%～50.00%	219,262	(523,623)	—	—
President Asia Enterprises Inc.	T & T Supermarket Inc.	Richmond, BC, Canada	Business of wholesale	CAN 0.50	CAN 0.50	—	40.00%	CAN 5,278	CAN 4,095	—	—
	President Canada Contraction Inc. etc.	Burnaby, BC, Canada etc.	Real estate business etc.	CAN 0.35	CAN 0.35	—	50.00%～100.00%	(CAN 790)	(CAN 1,352)	—	—
President Chain Store Corp.	PCS (BVI) Holding Ltd.	Tortola, British Virgin Islands	Professional investment	1,207,067	934,642	37,443	100.00%	1,179,960	(81,585)	—	Subsidiary
	President Drugstore Business Corp.	Taipei City	Sale of cosmetics and medicines	396,000	276,000	19,800	99.99%	174,424	(17,828)	—	Subsidiary
	Ren-Hui Investment Corp.	Taipei City	Professional investment	198,000	198,000	19,800	99.99%	146,261	(10,528)	—	Subsidiary
	President Transnet Corp.	Taipei Hsien	Distribution business	409,230	122,500	39,600	80.00%	161,680	(369,759)	—	Subsidiary
	Mech-President Co.	Tainan Hsien	Filling station and elevator	276,940	191,400	43,759	66.30%	147,290	190	—	Subsidiary
	President Musashino Corp.	Taipei City	Fresh Food	309,240	59,400	29,880	60.00%	306,117	27,262	—	Subsidiary
	Uni-President Cold Chain Co., Ltd.	Tainan Hsien	Distribution Center	237,437	51,300	14,280	60.00%	293,596	99,594	—	Subsidiary
	President Information Corp.	Taipei City	Information Services	100,264	36,000	7,150	54.17%	113,138	25,960	—	Subsidiary
	Uni-President Takashiyama Co., Ltd.	Taipei City	Department store	125,000	—	12,500	50.00%	123,255	(3,489)	—	—
	Retail Support International Corp.	Taoyuan Hsien etc.	Distribution Center	91,414	7,000	5,000	25.00%	85,963	85,963	—	—
	Wisdom Distribution Service Corp. etc.	Taipei City etc.	Delivery of magazine etc.	794,199	545,091	—	15.00%～99.99%	606,183	(136,768)	—	Subsidiary
Ton Yi Industrial Corp.	Ton Yi (Cayman) Holding Ltd.	Grand Cayman, Cayman Islands	Professional investment	1,388,578	282	4,001	100.00%	(772,203)	(783,719)	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Tovecan Vietnam Corp., Ltd. etc.	Ho Chi Minh City, Vietnam etc.	Manufacturing of can etc.	$ 62,307	$ 55,740	—	39.99%～100.00%	$ 109,736	$ 15,384	$ —	—
Retail Support International Corp.	President Logistics International Corp. etc.	Chung-Li City etc.	Transportation business etc.	51,300	41,300	—	51.00%～58.33%	64,459	18,955	—	—
Kai Yu Investment (BVI)Co., Ltd.	Beijing President Enterprises Drinks & Food Co., Ltd.	Beijing City	Drinks	US 5,000	—	—	100.00%	US 4,946	(US 51)	—	—
	Shanghai Fwuso Tai Industry Co., Ltd.	Shanghai City	Feeds	US 3,208	—	—	100.00%	US 2,959	(US 335)	—	—
	Kunshan President Kikkoman Biotechnology Co., Ltd. etc.	Jiangsu Province Kurshan City	Soy sauce manufacture etc.	US 3,000	US 2,000	—	50.00%	US 2,874	(US 109)	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beer mineral water	US 7,400	US 7,400	—	10.00%	US 7,724	US 2,741	—	—
	Fuchou President Co., Ltd. etc.	Fukien Province Fuchou City etc.	Instant noodles etc.	US 4,700	US 2,900	—	45.00%～100.00%	3,127	(US 777)	—	—
President Enterprises (China) Investment Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	Jiangsu Province Kunshan City	Meat, instant noodles, soft drinks.	RMB 331,112	RMB 289,722	—	100.00%	RMB 360,668	RMB 60,115	—	—
	Guangzhou President Enterprises Food Co., Ltd.	Guangazhou City	Fat, feed,instant noodles, soft drink, dairy products, etc.	RMB 397,300	RMB 372,466	—	100.00%	RMB 351,669	(RMB 12,923)	—	—
	Wuhan President Enterprises Food Co., Ltd.	Wuhan City	Meat, instant noodles, soft drink etc.	RMB 200,359	RMB 200,359	—	100.00%	RMB 285,593	RMB 44,030	—	—
	Chengdu President Enterprises Food Co., Ltd.	Szechwan Province Wen Chow Hsien	Meat, instant noodles, soft drink.	RMB 165,586	RMB 165,586	—	100.00%	RMB 181,691	RMB 14,748	—	—
	Shenyang President Enterprises Co., Ltd.	Shenyang City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,190	RMB 124,190	—	100.00%	RMB 169,211	RMB 8,231	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Zhongshan President Enterprises Food Co., Ltd.	Guangdong Province Zhongshan City	Marine products, etc.	RMB$ 99,332	RMB$ 99,332	—	100.00%	RMB$111,166	RMB$ 11,938	$ —	—
	Xinjing President Enterprises Food Co., Ltd.	Xinjiang Province Urumgi City	Tomato products, etc.	RMB 128,304	RMB 128,304	—	100.00%	RMB 110,410	(RMB 786)	—	—
	Harbin President Enterprises Co., Ltd.	Harbin City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,181	RMB 124,181	—	100.00%	RMB 109,942	(RMB 15,517)	—	—
	Hefei President Enterprises Food Co., Ltd.	Anhui Province Hefei City	Instant noodles, soft drinks	RMB 82,791	RMB 82,791	—	100.00%	RMB 80,880	RMB 2,012	—	—
	Meisan President Feed & Oil Co., Ltd.	Sichuan Province Meishan Hsien	Animal feeds, vegetable oil	RMB 82,777	RMB 82,777	—	100.00%	RMB 70,256	(RMB 6,568)	—	—
	Tianjng President Enterprises Food Co., Ltd.	Tianjng City	Flour, instant noodles, biscuits.	RMB 109,266	RMB 109,266	—	94.49%	RMB 95,309	(RMB 3,594)	—	—
	Qingdo President Food & Livestock Co., Ltd.	Qingdo City	Feed, breed stock and poultry	RMB 99,332	RMB 99,332	—	80.00%	RMB 91,164	(RMB 8,722)	—	—
	Shanghai President Enterprises Livestock Food Co., Ltd.	Shanghai City	Animal food	RNB 51,818	RNB 51,818	—	78.25%	RMB 38,264	(RMB 8,991)	—	—
	Beijing President Food Co., Ltd.	Beijing City	Instant noodles	RMB 56,454	RMB 56,454	—	55.00%	RMB 45,596	RMB 16,992	—	—
President International Investment (BVI) Corp.	Uin- Home Tech Corp.	Tortola, British Virgin Islands	General investment	US 43,972	US 39,000	43,972	50.00%	US 55,293	US 4,294	—	—
	Presiclerc Ltd.	Tortola, British Virgin Islands	General investment	US 4,750	—	4,750	47.50%	US 4,750	—	—	—
	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	General Investment	US 15,834	—	15,834	42.11%	US 14,782	(US 842)	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Xiang Lu Industries Xiamen Ltd.	Fukien Province Xiamen City	Oil	US$ 46,800	$ —	—	30.00%	US$ 46,467	(US$ 1,123)	$ —	—
	Outlook Investment Pte Ltd.	Singapore	General investment	STD 7,433	STD 7,433	7,433	25.00%	US 5,141	(US 741)	—	—
	Scino Pharm (Kunshan) Co., Ltd.	Jiangsu Province Kunshan City	Medicine of biochemistry	US 500	—	—	33.00%	US 458	(US 137)	—	—
President Life Sciences Co., Ltd.	President Life Sciences Cayman Co., Ltd.	Grand Cayman, Cayman Islands	Professional investment	654,405	416,319	20,250	100.00%	634,745	(US 70,361)	—	—
	Andro Sciences Corp.	Taipei City etc.	Prostate cancer, osteoporosis, etc.	99,182	62,182	—	22.98% ~96.25%	90,059	(US 7)	—	—
President Chain Store (BVI)Corp.	President Chain Store (Labuan) Holdings Ltd.	Labuan Islands, Malaysia	Professional investment	US 19,910	US 19,910	19,910	100.00%	US 17,871	(US 1,640)	—	—
	President Coffee (Cayman) Holdings Ltd.	Grand Cayman, Cayman Islands	Professional investment	US 3,000	US 3,000	3,000	50.00%	US 1,354	(US 1,552)	—	—
Mech-President Co., Ltd.	Safety Elevator Corp., Ltd. etc.	Tainan City	Manufacturing and maintenance of elevator	18,182	1,000	—	99.99% ~100.00%	17,762	—	—	—
Cayman Ton Yi. Industrial Holding Stock Corp	Wuxi Ton Yi Industrial Packaging Co., Ltd.	Jiangsu Province Wuxi City	Manufacturing of can	US 6,720	US 6,720	—	100.00%	US 4,443	(US 828)	—	—
	Chengdu Ton Yi Industrial Packaging Co., Ltd.	Szechwan Province Chengdu City	Manufacturing of can	US 7,500	US 7,500	—	100.00%	US 2,727	(US 469)	—	—
	Hong Kong Ton Yi Industrial Holding Stock Corp.	Hong Kong	General investment	US 10	US 10	—	100.00%	US 232	(US 511)	—	—
	Cayman Fujian Ton Yi Holding Ltd.	Grand Cayman, Cayman Islands	General investment	US 33,993	US 33,993	—	88.58%	US 26,610	(US 4,011)	—	—
	Cayman Jiangsu Ton Yi Holding Ltd.	Grand Cayman, Cayman Islands	General investment	US 28,127	US 28,127	—	87.93%	US 15,898	(US 4,673)	—	—
Kunshan President Enterprise Food Co., Ltd.	Guangzhou Wang Sheng Industrial Co., Ltd.	Guangzhou City	Manufauture, process and sales of kinds of foods	RMB 2,500	RMB 500	—	50.00%	RMB 2,505	RMB 9	—	—

Investors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
Wuhan President Enterprises Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	Kiangsi Province Nanchang City	Manufauture, process and sales of kinds of foods	RMB$ 45,000	RMB$ —	—	100.00%	RMB$ 43,760	(RMB$ 1,240)	$ —	—
	Guangzhou Wang Sheng Industrial Co., Ltd.	Guangzhou City	Manufauture, process and sales of kinds of foods	RMB 2,500	RMB 500	—	50.00%	RMB 2,505	RMB 9	—	—
President Life Sciences Cayman Co., Ltd.	Aura Oncdogy Systems.Inc.	Sunny Bale, CA, U.S.A.	Analysis of cell	US 5,000	US 5,000	4,545	32.85%	US 3,021	(US 3,468)	—	—
	Plantanceutica, Inc etc.	North Cardina, U.S.A.etc.	Analysis of gene	US 2,850	—	—	29.41% ~70.88%	US 2,748	(US 115)	—	—
President Chain Store (Labuan) Holdings Ltd.	Philippine Seven Corp.	Mandaluyoung City, Philippine	Retail of foods and merchandise	US 19,882	US 19,882	119,575	50.40%	US 17,847	(PESO 36,682)	—	—
President Coffee (Cayman) Holdings Ltd.	Shanghai President Coffee Corp.	Shanghai City	Sales of coffee	US 4,000	US 4,000	—	100.00%	US 2,151	(US 1,041)	—	—
Philippine Seven Corp.	Convenience Distribution Inc.	Quezon City, Philippine	Distribution and storage	PESO 38,000	PESO 7,500	3,800	100.00%	PESO 42,585	(PESO 459)	—	—
	Store Sites Holdings Inc.	Manlia, Philippine	Professional investment	PESO 42,742	PESO 42,742	40	40.00%	PESO 43,152	PESO 950	—	—
Cayman Fujian Ton Yi Holding Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Fujian Province Longhai City	Manufactruing of tinplate	US 32,668	US 32,668	—	83.58%	US 29,935	(US 4,756)	—	—
Cayman Jiangsu Ton Yi Holding Ltd.	Jiansu Ton Yi Tinplate Co., Ltd.	Jiansu Province Wuxi City	Manufactruing of tinplate	US 31,217	US 31,217	—	82.86%	US 18,099	(US 5,321)	—	—

3. DISCLOSURE OF INFORMATION ON INDIRECT INVESTMENT IN MAINLAND CHINA

A. The basic information of investments in Mainland China as of December 31, 2001 is as follows (Units in thousands of currencies indicated):

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain/loss	Investment amount as of December 31, 2000	Accumulate remittance
Shanghai President Enterprises Live-Stock Food Co., Ltd.	Animal Feeds, Food	US$ 8,000	(Note 1)	US$ 6,077.5	–	–	US$6,077.5	78.25%	(RMB$ 7,036) (Note 2)	RMB$ 12,189	–
Xinjiang President Enterprises Food Co., Ltd.	Tomato Products, Soft Drinks, Food	US 15,500	(Note 1)	US 13,077	–	–	US 13,077	100.00%	(RMB 786) (Note 2)	RMB 44,737	–
Beijing President Food Co., Ltd.	Instant Noodles	US 12,400	(Note 1)	US 3,828	–	–	US 3,828	55.00%	RMB 9,345 (Note 2)	RMB 98,374	–
Tianjing President Enterprises Food Co., Ltd.	Flour, Instant Noodles	US 15,210	(Note 1)	US 13,207.4	–	–	US 13,027.4	94.49%	(RMB 3,396) (Note 2)	RMB 59,159	–
Tianjing President International Food Co., Ltd.	Biscuits, Food	US 12,450	(Note 1)	US 12,450	–	–	US 12,450	100.00%	(RMB 6,482) (Note 2)	RMB 17,662	–
Chengdu President Enterprises Food Co., Ltd.	Meat, Instant Noodles, Soft Drink, Food	US 20,000	(Note 1)	US 20,000	–	–	US 20,000	100.00%	RMB 14,748 (Note 2)	RMB 159,970	–
Kunshan President Enterprises Food Co., Ltd.	Meat, Instant Noodles, Soft Drink, Food	US 40,000	(Note 1)	US 35,000 (Note 4)	US 5,000	–	US 40,000 (Note 4)	100.00%	RMB 60,115 (Note 2)	RMB 410,908	–
Wuhan President Enterprises Food Co., Ltd.	Meat, Instant Noodles, Soft Drink, Food	US 24,200	(Note 1)	US 26,440	–	–	US 26,440	100.00%	RMB 44,030 (Note 2)	RMB 298,828	–

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain/loss	Investment amount as of December 31, 2000	Accumulate remittance
Leshan President Feed & Oil Co., Ltd. (Note 5)	Animal Feeds, Vegetable Oil	US$ 10,000	(Note 1)	US$ 9,400	US$ –	–	US$ 9,400	100.00%	(RMB$ 6,568) (Note 2)	RMB$ 76,982	US$ –
Guangzhou President Enterprises Food Co., Ltd.	Instant Noodles, Soft Drink, Diary Product, Food	US 48,000	(Note 1)	US 45,000	US 3,000	–	US 48,000	100.00%	(RMB 12,923) (Note 2)	RMB 180,737	–
Shenyang President Enterprises Corp.	Instant Noodles, Soft Drink, Diary Product, Food	US 19,900	(Note 1)	US 15,000	–	–	US 15,000	100.00%	RMB 8,231 (Note 2)	RMB 177,430	–
Zhongshan President Enterprises Co., Ltd.	Marine Products, Livestocks Pets Food	US 12,000	(Note 1)	US 12,000	–	–	US 12,000	100.00%	RMB 11,938 (Note 2)	RMB 110,747	–
Shanghai President International Food Co., Ltd.	Biscuits, Bread	US 13,000	(Note 1)	US 13,000	–	–	US 13,000	100.00%	(RMB 6,893) (Note 2)	RMB 19,169	–
Ningbo Malting Co., Ltd.	Malt	US 16,000	(Note 1)	US 3,200	–	–	US 3,200	20.00%	RMB 61 (Note 3)	RMB 5,347	–
Zhangjiagang President Nisshin Food Co., Ltd.	Fats, Feed, Flour	US 17,000	(Note 1)	US 10,200	–	–	US 10,200	60.00%	RMB 2,196 (Note 2)	RMB 76,807	–
Zhuhai Kirin President Brewery Co., Ltd.	Beers, Mineral Water	US 74,000	(Note 1)	US 22,200	–	–	US 22,200	30.00%	RMB 6,807 (Note 3)	RMB 199,188	–
Jiafu (Tianjin) International Trading Co., Ltd.	Hypermarket	US 12,000	(Note 1)	US 5,400	–	–	US 5,400	45.00%	RMB 4,557 (Note 3)	RMB 45,627	–
Chongqing Presicarre Hypermarket Chainstore Co., Ltd.	Hypermarket	US 29,320	(Note 1)	US 13,191	–	–	US 13,191	45.00%	RMB 7,047 (Note 3)	RMB 86,491	–

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain/loss	Investment amount as of December 31, 2000	Accumulate remittance
Guangazhou President Convenience Stores Co., Ltd.	Warehouse & Wholesale	US$ 8, 400	(Note 1)	US$ 810	US 2, 970	—	US$ 3, 780	45. 00%	RMB$ — (Note 2)	RMB$ 26, 744	—
President Enterprises (China) Investment Co., Ltd.	Investment	US 248, 160	(Note 1)	—	—	—	—	100. 00%	RMB 36, 318 (Note 2)	RMB 2, 438, 580	—
Qingdao President Feed & Livestock Co., Ltd.	Animal Feeds, Livestock	US 15, 000	(Note 1)	US 12, 000	—	—	US 12, 000	80. 00%	(RMB 6, 977) (Note 2)	RMB 86, 401	—
Hefei President Enterprises Co., Ltd.	Instant Noodles, Soft Drinks, Diary Products	US 10, 000	(Note 1)	US 10, 000	—	—	US 10, 000	100. 00%	RMB 2, 012 (Note 2)	RMB 80, 910	—
Harbin President Enterprises Co., Ltd.	Instant Noodles, Soft Drinks, Diary Products	US 15, 000	(Note 1)	US 15, 000	—	—	US 15, 000	100. 00%	(RMB 15, 517)	RMB 115, 498	—
President Enterprises (China) Finance Co., Ltd.(Note 4)	Dispatch Fund between Subsidiaries in Mainland China	US 1,000	(Note 1)	—	—	—	—	100. 00%	—	—	—
Guangzhou Wang Sheng Industrial Co., Ltd.	Produce, Process and Sales	RMB 5, 000	(Note 1)	—	—	—	—	100. 00%	RMB 9 (Note 2)	RMB 1, 010	—
Nanchang President Enterprises Co., Ltd	Instant Noodles, Soft Drinks	US 5, 347	(Note 1)	—	—	—	—	100. 00%	(RMB 1, 240) (Note 2)	RMB 43, 760	—
Cargill-President (Dongguan) Feed Protein Technology Co., Ltd.	Animal Feeds	US 100	(Note 1)	—	US 50	—	US 50	50. 00%	(RMB 769) (Note 2)	(RMB 355)	—
Kunshan Sanwa Foods Industry Co., Ltd.	Condiment	US 1, 200	(Note 1)	US 180	—	—	US 180	15. 00%	—	RMB 1, 489	—

B. The ceiling amount of investment in Mainland China.

(Amounts: in thousands of U/S dollars & NT dollars)

Accumulated investment balance from Taiwan to Mainland China	Amount approved by MOEA	The ceiling amount of investment in Mainland China by MOEAIC
$ 11, 468, 832(Note6)	US$ 345, 377. 5	$ 9, 956, 626
(US$ 327, 680. 9)		

(Note 1) Indirect investment in PRC through existing companies located in the third area.

(Note 2) The financial statements are audited by the CPA of parent company in Taiwan.

(Note 3) The financial statements are audited by international accounting offices affiliated with local auditor with the accounting offices in Republic of China.

(Note 4) In the preparatory stage, no remittance of capital.

(Note 5) Original name is Leshan President Foodstuffs Inc.

(Note 6) Calculate at the rate of $35.00 (U/S dollars to NT dollars), it will be $9,220,308 at the exchange rate when approved by MOEA.

3. The Direct or indirect transaction across third region company with the investee in Mainland China.

(1) Purchases

The third area company	Name of investees in Mainland China	2001	2000
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 92,791	$ 63,250
	Guangzhou President Enterprises Co., Ltd.	–	231
		92,791	63,481
Uni-President International (HK) Co., Ltd.	Guangzhou President Enterprises Co., Ltd.	2,754	13,207
		$ 95,545	$ 76,688

The terms of sale were as the same as to other customers.

(2) Sale

The third area company	Name of investees in Mainland China	2001	2000
Nella Limited	Kunshan President Enterprises Co., Ltd.	$ 252,383	$ 4,078
	Guangzhou President Enterprises Co., Ltd.	135,284	90,714
	Nanchang President Enterprises Co., Ltd.	72,010	–
	Chengdu President Enterprises Co., Ltd.	52,335	56,940
	Hefei President Enterprises Co., Ltd.	1,438	46,010
	Other	197,331	29,549
		$ 710,781	$ 227,291

The terms of purchase were as the same as to other vendors.

(3) Dividend Revenues

The third area company	Name of investees in Mainland Chian	2001	2000
President Enterprises (China) Investment Co., Ltd.	Beijing President Food Co., Ltd.	$ –	$ 21,918
Cayman President Holdings Ltd.	Zhuhai Kirin President Brewery Co., Ltd.	–	6,231
		$ –	$ 28,149

(4) Accounts Receivable

The third area company	Name of investees in Mainland China	December31, 2001	December31, 2000
Nella Limited	Shenyang President Enterprises Co., Ltd.	$ 40,465	$ –
	Guangzhou President Enterprises Co., Ltd.	22,303	31,597
	Kunshan President Enterprises Co., Ltd.	12,961	–
	Wuhan President Enterprises Food Co., Ltd.	11,917	–
	Hefei President Enterprises Co., Ltd.	–	48,305
	Chengdu President Enterprises Food Co., Ltd.	–	29,670
	Other	13,236	813
		$ 100,882	$ 110,385

(5) Other Receivables

The third area company	Name of investees in Mainland China	December31, 2001	December31, 2000
Hong Kong President Holdings Ltd.	President Enterprises (China) Investmet Co., Ltd.	$ 25,222	$ –
Cayman President Holding Ltd.	Leshan President Food & Oil Co., Ltd.	2,665	–
		$ 27,887	$ –

(6) Account Payable

The third area company	Name of investees in Mainland China	December31, 2001	December31, 2000
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 2,705	$ 2,314
Uni-President International (HK) Co., Ltd.	Guangzhou President Enterprises Food Co., Ltd.	126	2,736
		$ 2,831	$ 5,050

(7) Capital Accommodation-Other Receivables From related parties (Unit: in thousands of US dollars)

		2001				
The third area company	Name of investees in Mainland China	Highest balance date	Highest balance	Ending balance	Rate	Interest revenue
Hong Kang President Holding Ltd.	Ningbo Malting Co., Ltd.	March 7, 2001	$ 9,520	$ –	–	$ –

		2000				
The third area company	Name of Investees in Mainland China	Highest balance date	Highest balance	Ending balance	Rate	Interest revenue
Hong Kang President Holding Ltd.	Ningbo Malting Co., Ltd.	March 31, 2000	$ 9,484	$ 9,484	–	$ –

(8) Note Endorsement Guarantee And Provide Security (Unit: in thousands of US dollars)

The third area company	Name of investees in Mainland China	2001	2000
President International Trade & Investment Corp.	Tianjing President International Food Co., Ltd.	$ 2,802	$ 3,610
	Shanghai President International Food Co., Ltd.	–	3,020
		2,802	6,630
Cayman President Holding Ltd.	Xinjiang President Enterprises Food Co., Ltd.	1,433	–
	Tianjing President Enterprises Food Co., Ltd.	380	–
		1,813	–
Hong Kong President Holding Ltd.	Guangzhou President Enterprises Food Co., Ltd.	–	4,750
	Tianjing President Enterprises Food Co., Ltd.	–	3,040
	Xinjiang President Enterprises Food Co., Ltd.	–	2,890
	Shanghai President Enterprises Livestock Food Co., Ltd.	–	450
		–	11,130
		$ 4,615	$ 17,760

(9) Other tradition items have significant effects on current gain or loss and financial condition

None.

Note 12. Financial information disclosures for different segments

1. Financial information disclosures for industry segments

(1) Information about the Company's operations in different industries in 2001 and 2000.

2001				
	Industry-Feeds	Industry–Foods	Adjustment and Elimination	Consolidated
Sales to unaffiliated customers	$ 9,725,382	$ 25,166,441	$ –	$ 34,891,823
Intersegment sales	1,048,692	35,594	(1,084,286)	–
Total revenues	$ 10,774,074	$ 25,202,035	($ 1,084,286)	$ 34,891,823
Operating profit	$ 186,525	$ 1,519,016	$ –	$ 1,705,541
Equity in net income of subsidiaries				(1,491,284)
Interest expenses				(1,215,371)
General corporate revenues				5,065,739
General corporate expenses				(1,023,739)
Consolidated income from continuing operations before income tax				$ 3,040,886
Identifiable assets	$ 3,499,302	$ 10,997,026	$ –	$14,496,328
Long-term investments by equity				40,588,333
Corporate assets				17,078,367
Total assets				$72,163,028
Depreciation expense	$ 203,359	$ 1,178,368		
Amortization expense	$ 8,502	$ 58,815		
Capital expenditure	$ 166,499	$ 1,115,024		

	2000			
	Industry-Feeds	Industry -Foods	Adjustment and Elimination	Consolidated
Sales to unaffiliated customers	$ 8,844,452	$ 24,438,514	$ —	$ 33,282,966
Intersegment sales	1,052,300	2,013,650	(3,065,950)	—
Total revenues	$ 9,896,752	$ 26,452,164	($ 3,065,950)	$ 33,282,966
Operating profit	$ 270,665	$ 1,209,172	$ —	$ 1,479,837
Equity in net income of subsidiaries				(235,367)
Interest expenses				(994,674)
General corporate revenues				3,736,892
General corporate expenses				(736,962)
Consolidated income from continuing operations before income tax				$ 3,249,726
Identifiable assets	$ 2,043,735	$ 9,695,597	$ —	$11,739,332
Long-term investments by equity				41,444,732
Corporate assets				17,617,592
Total assets				$70,801,656
Depreciation expense	$ 147,995	$ 1,153,634		
Amortization expense	$ 8,253	$ 53,290		
Capital expenditure	$ 151,162	$ 2,921,243		

(2) The revenue of an industry segment includes revenue both from sales to unaffiliated customers (including sales, other operating revenue, rent revenue, gain on disposal of segment and other income), intersegment sales and revenue from broadcasting, except for the investment income.

(3) Operating profit of loss of industry segment is its department segment revenues minus segment costs and expenses, which was generated in relation to the segment revenues except interest expense.

The Company accounts for the intersegment purchases and intersegment sales in the same way as the revenue from broadcasting.

(4) The identified assets of an industry segment are those tangible and intangible enterprise assets that are used by the industry segment, but the following items are not included:

a. Assets not used by industry segment.

b. Long-term investments.

2. Financial Information on Geographic Areas: No foreign operation.

3. Information on Export Sales:

Export sales of the Company in 2001, 2000 constitutes less than 10% of the total revenues of 2001, 2000, respectively.

4. Information on Significant Customers:

In 2001 and 2000 customers constituted more than 10% of the Company's total revenue of 2001 and 2000 respectively were as follows:.

	2001		2000	
Name of customers	Amount	Percentage of net operating revenues	Amount	Percentage of net operating revenues
A Corp.	$ 3,659,928	11	$ 3,319,935	10

UNI-PRESIDENT ENTERPRISES CORP.

CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

DECEMBER 31, 2001 AND 2000

PRICEWATERHOUSECOOPERS

資誠會計師事務所

高雄市新興區民族二路95號22樓
22/F 95 Mintzu 2 Rd., Kaohsiung
Taiwan, Republic of China
Tel :(07) 237-3116
Fax:(07) 236-5631

REPORT OF INDEPENDENT ACCOUNTANTS

March 18, 2002
(02)R.P12D.20478

To Uni-President Enterprises Corp.

We have audited the accompanying consolidated balance sheet of Uni-President Enterprises Corp. and subsidiaries as of December 31, 2001 and 2000, and the related statements of income, of changes in stockholders' equity and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's managements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain non-consolidated entity, long-term investments accounted for under the equity method, which statements reflected total equity balance of $19,198,297,000 and $19,306,837,000 and total negative equity balance of $57,404,000 and $50,361,000 as of December 31, 2001 and 2000, respectively, and net investment income in the amount of $427,394,000 and $780,835,000 for the years then ended. These statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion herein, insofar as it relates to those amounts included for these long-term investments is based solely upon the reports of other auditors.

We conducted our audits in accordance with generally accepted accounting principles in the Republic of China, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS

In our opinion, based upon our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uni-President Enterprises Corp. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with the "Rules Governing the Preparation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

Referring to Note 1, the Company's ownership in Retail Support International Corp. was reduced to 20.00% as of December 31, 2001, accordingly Retail Support International Corp. was not consolidated. In addition, the consolidated entities of Cayman President Holding Ltd. have changed as of December 31, 2001, accordingly, Cayman President Holding Ltd. restated its financial statements for the year ended December 31, 2000. Due to the above mentioned reasons, the Company restated its year 2000 financial statements.

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices utilized in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of the independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

ASSETS	2001	2000
Current Assets		
Cash and cash equivalent (Note 4(1))	$ 2,569,398	$ 2,422,779
Short-term investments (Notes 4(2) and 6)	6,064,305	1,522,502
Notes receivable (Notes 4(3) and 5)	895,766	956,415
Accounts receivable from third parties (Note 4(4))	1,538,308	1,401,979
Accounts receivable from related parties (Note 5)	2,173,159	1,919,927
Other receivables from third parties (Note 4(19))	1,571,210	690,780
Other receivables from related parties (Note 5)	689,111	707,930
Inventories (Note 4(5))	4,133,580	5,081,891
Prepayments	748,284	715,514
Other current assets (Notes 4(19) and 6)	545,012	245,005
	20,928,133	15,664,722
Long-term Investments (Notes 4(6),5 and 6)	58,848,689	56,640,706
Allowance for excess of cost over market value of long-term investments	(156,270)	(158,399)
	58,692,419	56,482,307
Property, Plant and Equipment (Notes 4(7), 5 and 6)		
Cost:		
Land	4,158,884	4,387,502
Buildings	7,187,669	6,450,566
Machinery and equipment	13,487,273	11,879,506
Storage facilities	165,382	170,520
Electrical installations	757,033	695,563
Transportation equipment	565,327	540,835
Furniture and fixtures	2,496,856	2,465,810
Leased property	254,440	254,440
Leasehold improvement	149,611	211,616
Other equipment	3,889,426	3,490,180
Revaluation increment	2,457,076	2,461,993
Cost and revaluation	35,568,977	33,008,531
Less: Accumulated depreciation	(13,293,016)	(11,581,572)
Construction in progress and advance to suppliers	1,398,186	1,173,686
	23,674,147	22,600,645
Intangible Assets (Notes 4(10) and 6)		
Trademarks	48,726	54,893
Deferred pension cost	414,738	—
Other intangible assets	748,207	691,627
	1,211,671	746,520
Other Assets		
Assets held for lease (Notes 4 (8) and 6)	1,013,137	1,042,993
Idle assets (Notes 4 (9) and 6)	474,226	454,467
Guaranteed deposits	117,518	118,422
Deferred expenses (Note 4(10))	393,495	405,113
Long-term receivables (Note 4(11))	40,846	44,176
Deferred income taxes (Note 4(19))	269,024	483,454
Other (Note 4(7))	461,157	445,127
	2,769,403	2,993,752
TOTAL ASSETS	$107,275,773	$ 98,487,946

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Current Liabilities		
Short-term loans (Notes 4(12) and 6)	$ 10,759,468	$ 11,348,040
Commercial papers payable (Notes 4(13) and 6)	3,118,350	3,568,293
Notes payable	20,370	218,569
Accounts payable to third parties	2,688,755	2,331,876
Accounts payable to related parties (Note 5)	237,745	277 276
Income tax payable (Note 4(19))	80,421	67,762
Accrued expenses (Note 5)	2,486,978	2,462,069
Other payables to related parties (Note 5)	18,285	1,071,248
Other payables to third parties	2,908,322	1,253,828
Cash in advance (Note 5)	80,682	138,578
Current portion of long-term liabilities (Notes 4(7), 4(14) and 6)	1,783,343	371,617
Other current liabilities	32,453	–
	24,215,172	23,109,156
Long-term Liabilities		
Long-term loans (Notes 4(14) and 6)	32,864,386	27,181,223
Long-term payables (Note 4(7))	178,201	190,084
	33,042,587	27,371,307
Other Reserves		
Provision for land-value incremental tax (Note 4(7))	1,291,803	1,291,857
Other Liabilities		
Provision for retirement plan (Note 4(15))	575,061	101,518
Customers' deposits	144,150	144,940
Other (Note 4(6))	6,650,770	6,976,449
	7,369,981	7,222,907
TOTAL LIABILITIES	65,919,543	58,995,227
Stockholders' Equity		
Common stock (Notes 1 and 4(16))	33,476,572	31,581,671
Capital reserve (Notes 4(7), 4(16) and 4 (17))		
Assets revaluation	452,131	504,186
Gain on disposal of property, plant and equipment	10,889	21,997
Donated capital	228	228
Long-term investments	439,806	342,930
Retained earnings (Notes 4(16) and 4(18))		
Legal reserve	4,216,966	3,878,424
Special earnings reserve	354,622	494,561
Unappropriated	3,499,252	4,583,595
Unrealized loss on market value decline of long-term equity investments	(163,447)	(158,399)
Cumulative translation adjustment	59,364	(252,294)
Unrealized pension cost	(8,616)	–
Treasury stock (Notes 4(6) and 4(16))	(981,537)	(1,504,180)
	41,356,230	39,492,719
Contingent Liabilities and Commitments (Notes 5 and 7)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$107,275,773	$ 98,487,946

The accompanying consolidated notes are an integral part of the consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
YEARS ENDED DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

	2001	2000
Operating Revenues (Note 5)		
Gross sales	$ 58,097,069	$ 52,606,812
Less: Sales returns	(380,326)	(482,882)
Sales allowance	(2,794,365)	(2,585,760)
Net sales	54,922,378	49,538,170
Other	2,443,205	2,038,208
	57,365,583	51,576,378
Operating Costs (Note 5)		
Cost of goods sold	(41,484,123)	(36,189,982)
Other	(1,868,151)	(1,575,062)
	(43,352,274)	(37,765,044)
Gross Profit	14,013,309	13,811,334
Operating Expenses (Note 5)		
Selling expenses	(10,089,021)	(9,588,917)
Administrative and general expenses	(3,360,372)	(2,968,174)
Research and development expenses	(285,499)	(259,486)
	(13,734,892)	(12,816,577)
Operating Income	278,417	994,757
Other Income		
Interest income (Note 5)	71,116	79,522
Income from investments (Note 4(6))	130,906	215,210
Gain on disposal of property, plant and equipment (Note 5)	15,120	14,760
Gain on sale of investments (Note 5)	4,655,741	4,594,182
Foreign exchange gain	70,037	—
Rental income (Notes 4(8) and 5)	463,380	216,699
Others (Note 5)	1,566,152	1,457,740
	6,972,452	6,578,113
Other Expenses		
Interest expenses (Note 4(7))	(2,222,294)	(1,839,544)
Loss from investments (Note 4(6))	(1,068,303)	(1,817,206)
Loss on disposal of property, plant and equipment	(41,834)	(33,063)
Loss on inventory taking	(4,479)	(7,236)
Foreign exchange loss	—	(6,993)
Loss on reduction and obsolescence of inventory in market value	(134,164)	(54,373)
Expenditure for issue of commercial papers	(13,968)	(6,920)
Shutdown loss	(41,082)	(66,269)
Others	(855,865)	(653,311)
	(4,381,989)	(4,484,915)
Income Before Income Taxes And Minority Interests	2,868,880	3,087,955
Income Tax (Expenses) Benefit (Note 4(19))	(95,829)	74,287
Net Income Before Minority Interests	2,773,051	3,162,242
Minority Interests In Subsidiaries Loss	240,709	222,953
Net Income	$ 3,013,760	$ 3,385,195
Earnings Per Common Share (NT$) (Note 4(20))		
Net income before minority interests	$ 0.83	$ 0.94
Minority interests in subsidiaries loss	0.07	0.07
Net income	$ 0.90	$ 1.01

The accompanying consolidated notes are an integral part of the consolidated financial statements.

Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			Retained Earnings							
2000	Common Stock	Capital Reserve	Legal Reserve	Special Earnings Reserve	Unappropriated	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2000	$ 29,242,288	$ 963,344	$ 3,534,016	$ —	$ 6,719,373	$ —	($ 494,561)	$ —	($ 1,594,457)	$ 38,370,003
Distribution of net income of 1999 :										
Appropriation of legal reserve	—	—	344,408	—	(344,408)	—	—	—	—	—
Appropriation of special earnings reserve	—	—	—	494,561	(494,561)	—	—	—	—	—
Payment of directors' and supervisors' enumeration	—	—	—	—	(60,214)	—	—	—	—	(60,214)
Payment of employees' bonuses	—	—	—	—	(60,214)	—	—	—	—	(60,214)
Payment of cash dividends	—	—	—	—	(2,339,383)	—	—	—	—	(2,339,383)
Issuance of stock dividends	2,222,414	—	—	—	(2,222,414)	—	—	—	—	—
Capital reserve transferred to common stock	116,969	(116,969)	—	—	—	—	—	—	—	—
Net income for 2000	—	—	—	—	3,385,195	—	—	—	—	3,385,195
Gain on disposal of property, plant and equipment transferred to capital reserve	—	12,441	—	—	(12,441)	—	—	—	—	—
Gain on disposal of property, plant and equipment by subsidiaries transferred to capital reserve	—	15,021	—	—	(15,021)	—	—	—	—	—
Adjustment due to the change in ownership in subsidiaries issuance of new shares	—	22,966	—	—	—	—	—	—	—	22,966
Adjustment due to the disposal of subsidiaries' stock	—	(27,683)	—	—	27,683	—	—	—	—	—
Adjustment due to the change in donated assets of subsidiaries	—	221	—	—	—	—	—	—	—	221
Adjustment of unrealized loss on market value decline of long-term equity investments	—	—	—	—	—	(158,399)	—	—	—	(158,399)
Cumulative translation adjustment	—	—	—	—	—	—	242,267	—	—	242,267
Adjustment due to the subsidiaries' purchase of treasury stock	—	—	—	—	—	—	—	—	(9,665)	(9,665)
Treasury stock	—	—	—	—	—	—	—	—	99,942	99,942
Balance at December 31, 2000	$ 31,581,671	$ 869,341	$ 3,878,424	$ 494,561	$ 4,583,595	($ 158,399)	($ 252,294)	$ —	($ 1,504,180)	$ 39,492,719

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

2001	Common Stock	Capital Reserve	Retained Earnings: Legal Reserve	Retained Earnings: Special Earnings Reserve	Retained Earnings: Unappropriated	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2001	$ 31,581,671	$ 869,341	$ 3,878,424	$ 494,561	$ 4,583,595	($ 158,399)	($ 252,294)	$ –	($ 1,504,180)	$ 39,492,719
Distribution of net income of 2000 :										
Appropriation of legal reserve	–	–	338,542	–	(338,542)	–	–	–	–	–
Appropriation of special earnings reserve	–	–	–	102,328	(102,328)	–	–	–	–	–
Directors' and supervisors' enumeration	–	–	–	–	(58,891)	–	–	–	–	(58,891)
Employees' bonuses	–	–	–	–	(117,782)	–	–	–	–	(117,782)
Payment of cash dividends	–	–	–	–	(1,894,900)	–	–	–	–	(1,894,900)
Issuance of stock dividends	1,831,738	–	–	–	(1,831,738)	–	–	–	–	–
Capital reserve transferred to common stock	63,163	(63,163)	–	–	–	–	–	–	–	–
Reversal of special earnings reserve	–	–	–	(242,267)	242,267	–	–	–	–	–
Net income for 2001	–	–	–	–	3,013,760	–	–	–	–	3,013,760
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	–	77,545	–	–	–	–	–	–	–	77,545
Gain on disposal of property, plant and equipment by subsidiaries transferred to capital reserve	–	1,315	–	–	(1,315)	–	–	–	–	–
Adjustment of capital reserve due to the disposal of subsidiaries' stock	–	(5,126)	–	–	5,126	–	–	–	–	–
Adjustment of capital reserve due to the Company's proportionate subscription of donated assets	–	133	–	–	–	–	–	–	–	133
Adjustment of unrealized loss market value decline of long-term equity investments	–	–	–	–	–	2,129	–	–	–	2,129
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	(7,177)	–	–	–	(7,177)
Adjustment of unrecognized pension cost due to the Company's proportionate subscription to the subsidiaries	–	–	–	–	–	–	–	(8,616)	–	(8,616)
Cumulative translation adjustment	–	–	–	–	–	–	311,658	–	–	311,658
Purchase of treasury stock	–	–	–	–	–	–	–	–	(58,543)	(58,543)
Adjustment due to Company's proportionate subscription to the subsidiaries purchase of treasury stock	–	–	–	–	–	–	–	–	(27,516)	(27,516)
Adjustment due to Company's proportionate subscription to the subsidiaries retire of treasury stock	–	23,009	–	–	–	–	–	–	–	23,009
Treasury stock	–	–	–	–	–	–	–	–	608,702	608,702
Balance at December 31, 2001	$ 33,476,572	$ 903,054	$ 4,216,966	$ 354,622	$ 3,499,252	($ 163,447)	$ 59,364	($ 8,616)	($ 981,537)	$ 41,356,230

The accompanying consolidated notes are an integral part of the consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER, 31
(EXPRESSED IN THOUSAND OF NEW TAIWAN DOLLARS)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,013,760	$ 3,385,195
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for short-term investments decline in market value	345,068	718,905
Provision for doubtful accounts	86,162	80,748
Reversal of allowance for doubtful accounts	(28,254)	(19,027)
Reversion of allowance for doubtful accounts transferred in other income	–	(1,281)
Loss on reduction and obsolescence of inventory in market value	134,164	54,373
Reversal of inventory obsolescence valuation	(7,491)	(4,773)
Equity in loss of subsidiaries	555,246	1,001,386
Perpetual loss of long-term investments under cost method	167,989	–
Cash dividends from equity subsidiaries	915,316	959,918
Gain on sale of investments	(4,792,989)	(3,660,693)
Depreciation	2,247,611	1,990,850
Gain on disposal of property, plant and equipment, idle assets and other assets	(15,120)	(14,760)
Loss on disposal of property, plant and equipment, and idle assets	41,834	33,063
Write-off of property, plant and equipment	2,139	–
Amortization	116,672	112,517
Amortization of excess between cost and book value acquired	1,012	1,012
Minority interests in subsidiaries' loss	(240,709)	(222,953)
(Gain) or loss on foreign currency transactions	(5,419)	1,816
Changes in operating assets and liabilities		
Notes receivable	7,724	99,411
Accounts receivable from third parties	(136,892)	348,012
Accounts receivable from related parties	(253,232)	(780,411)
Other receivables from third parties	179,987	(501,716)
Other receivables from related parties	(40,597)	(325,314)
Inventories	821,638	57,881
Prepayments	(32,770)	(183,242)
Deferred income tax assets-current	(215,813)	(9,648)
Other current assets	(118,817)	86,500
Deferred pension cost	(414,738)	–
Long-term receivables	(10,711)	(23,710)
Deferred income tax assets-non-current	214,430	(148,010)
Notes payable	(198,199)	(511,078)
Accounts payable to third parties	356,879	373,447
Accounts payable to related parties	(39,531)	(4,153)
Income tax payable	12,659	58,185
Accrued expenses	24,909	700,645
Other payables to related parties	(143,473)	150,445
Other payables to third parties	450,032	245,217
Cash in advance	(57,896)	94,185
Other current liabilities	32,453	–
Provision for retirement plan	473,543	32,148
Net cash provided by operating activities	$ 3,448,576	$ 4,175,090

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER, 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) Decrease in short-term investments	($ 4,278,169)	$ 3,640,377
Decrease of other receivable from related parties	59,416	242,405
Decrease (Increase) of certificate of deposit-restricted	34,623	(88,741)
Proceeds from sales of long-term investments-subsidiaries	689,781	2,658,830
Proceeds from sales of long-term investments-non subsidiaries	5,525,329	2,428,447
Proceeds due to the subsidiaries' capital reduction	750	833,266
Proceeds due to the subsidiaries' liquidation distribution	1,960	41,855
Cash purchase of long-term investments-subsidiaries	(2,051,326)	(16,228,776)
Cash purchase of long-term investments-non subsidiaries	(2,406,968)	(4,000,382)
Proceeds from disposal of property, plant and equipment, assets held for lease, idle assets and other assets	423,504	174,334
Cash purchase of property, plant and equipment, assets held for lease and idle assets	(4,074,146)	(4,556,374)
Decrease in guaranteed deposits	904	147,301
Increase in trademarks, land occupancy right and deferred expenses	(155,467)	(283,575)
Decrease in employees' car loans	9,621	3,692
(Increase) Decrease in other assets-other	(11,068)	3,186
Net cash used for investing activities	(6,231,256)	(14,984,155)
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease) Increase in short-term loans	(588,572)	2,492,356
(Decrease) Increase in commercial papers payable	(449,943)	2,277,217
(Decrease) Increase of other payable from related parties	(909,490)	10,087
Increase in long-term loans	7,094,804	7,585,124
Decrease in customers' deposits	(790)	(40,954)
(Decrease) Increase in minority interests in subsidiaries	(52,934)	1,193,120
(Decrease) Increase in other liabilities	(39,079)	32,219
Payments of directors' and supervisors' enumeration	(58,891)	(60,214)
Payments of employees' bonuses	(117,782)	(60,214)
Payments of cash dividends	(1,894,900)	(2,339,383)
Payments of treasury stock	(58,543)	–
Decrease in treasury stock	–	71,125
Net cash provided by financing activities	2,923,880	11,160,483
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	5,419	(1,816)
NET INCREASE IN CASH AND CASH EQUIVALENT	146,619	349,602
CASH AND CASH EQUIVALENT, BEGINNING OF YEAR	2,422,779	2,073,177
CASH AND CASH EQUIVALENT, END OF YEAR	$ 2,569,398	$ 2,422,779

	2001	2000
Supplemental disclosures of cash flow information		
1. Interest paid (not including capitalized interest)	$ 2,133,257	$ 1,864,539
2. Income taxes paid	$ 89,544	$ 29,189
3. Fair value of subsidiaries on the date of acquisition during the period:		
(1)Uni-President Glass Industrial Co., Ltd.		
Cash	$ 5,256	$ –
Total payment for acquiring Uni-President Glass Industrial Co., Ltd.(Based on 100% ownership)	$ 397,366	$ –
Less: Cash balance of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	(5,256)	–
Cash purchase of Uni-President Glass Industrial Co., Ltd. (Based on 100% ownership)	$ 392,110	$ –

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER, 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
(2)Kai Nan Investment Co., Ltd.		
Cash	$ –	$ 600,000
Total payment for acquiring Kai Nan Investment Co., Ltd. (Based on 100% ownership)	$ –	$ 600,000
Less: Cash balance of Kai Nan Investment Co., Ltd. (Based on 100% ownership)	–	(600,000)
Cash purchase of Kai Nan Investment Co., Ltd. (Based on 100% ownership)	$ –	$ –
(3)U-Chains Enterprises Corp.		
Cash	$ –	$ 42,850
Inventories	–	43,260
Property, plant and equipment	–	221,272
Accounts payable	–	(73,976)
Total	$ –	$ 233,406
Total payment for acquiring U-Chains Enterprises Corp. (Based on 100% ownership)	$ –	$ 214,830
Less: Cash balance of U-Chains Enterprises Corp. (Based on 100% ownership)	–	(42,850)
Cash purchase of U-Chains Enterprises Corp. (Based on 100% ownership)	$ –	$ 171,980
(4)Uni-President Dream Parks Corp.		
Cash	$ –	$ 31,000
Total payment for acquiring Uni-President Dream Parks Corp. (Based on 100% ownership)	$ –	$ 31,000
Less: Cash balance of Uni-President Dream Parks Corp. (Based on 100% ownership)	–	(31,000)
Cash purchase of Uni-President Dream Parks Corp. (Based on 100% ownership)	$ –	$ –
(5)President Digital Network Corp.		
Cash	$ –	$ 65,000
Total payment for acquiring President Digital Network Corp. (Based on 92% ownership)	$ –	$ 59,800
Less: Cash balance of President Digital Network Corp. (Based on 92% ownership)	–	(59,800)
Cash purchase of President Digital Network Corp. (Based on 92% ownership)	$ –	$ –

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER, 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
(6)Uni-President Oven Bakery Corp.		
Cash	$ –	$ 180,000
Total payment for acquiring Uni-President Oven Bakery Corp. (Based on 60% ownership)	$ –	$ 108,000
Less: Cash balance of Uni-President Oven Bakery Corp. (Based on 60% ownership)	–	–
Cash purchase of Uni-President Oven Bakery Corp. (Based on 60% ownership)	$ –	$ 108,000
4. Fair value of subsidiary on the date of disposal during the period:		
(1)Tone Chu Enterprises Corp.		
Cash	$ 22,047	$ –
Total proceeds from sales of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ 21,051	$ –
Less: Cash balance of Tone Chu Enterprises Corp. (Based on 51% ownership)	(11,244)	–
Proceeds from sales of Tone Chu Enterprises Corp. (Based on 51% ownership)	$ 9,807	$ –
(2)Mech-President Corp.		
Cash	$ 38,277	$ –
Total proceeds from sales of Mech-President Corp. (Based on 47.3% ownership)	$ 85,283	$ –
Less: Cash balance of Mech-President Corp. (Based on 47.3% ownership)	(18,105)	–
Proceeds from sales of Mech-President Corp. (Based on 47.3% ownership)	$ 67,178	$ –
(3)Retail Support International Corp.		
Cash	$ 1,272	$ –
Total proceeds from sales of Retail Support International Corp. (Based on 31% ownership)	$ 237,180	$ –
Less: Cash balance of Retail Support International Corp. (Based on 31% ownership)	(394)	–
Proceeds from sales of Retail Support International Corp. (Based on 31% ownership)	$ 236,786	$ –

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UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER, 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
(4)Uni – President Oven Bakery Corp.		
Cash	$ 16,617	$ –
Total proceeds from sales of Uni – President Oven Bakery Corp. (Based on 20% ownership)	$ 38,584	$ –
Less: Cash balance of Uni – President Oven Bakery Corp. (Based on 20% ownership)	(3,323)	–
Proceeds from sales of Uni – President Oven Bakery Corp. (Based on 20% ownership)	$ 35,261	$ –
(5)San – President Enterprises Corp.		
Cash	$ –	$ 95,853
Total proceeds from sales of San – President Enterprises Corp. (Based on 99.83% ownership)	$ –	$ 95,853
Less: Cash balance of San – President Enterprises Corp. (Based on 99.83% ownership)	–	(95,690)
Proceeds from sales of San – President Enterprises Corp. (Based on 99.83% ownership)	$ –	$ 163
(6)President Chain Store Corp.		
Cash	$ –	$ 490,013
Total proceeds from sales of President Chain Store Corp. (Based on 4.64% ownership)	$ –	$ 2,508,898
Less: Cash balance of President Chain Store Corp. (Based on 4.64% ownership)	–	(22,737)
Proceeds from sales of President Chain Store Corp. (Based on 4.64% ownership)	$ –	$ 2,486,161
Investing and financing activities of partial payment on cash		
1.Sales of long-term investments	$ 7,275,527	$ 5,087,277
Less：Other payables, ending of year	(1,060,417)	–
Proceeds from sales of long-term investments	$ 6,215,110	$ 5,087,277
2.Purchase of long-term investments	$ 5,955,703	$ 20,069,173
Plus：Notes payables, beginning of year	–	159,985
Less：Other payables, ending of year	(1,497,409)	–
Cash purchase of long-term investments	$ 4,458,294	$ 20,229,158

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER, 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2001	2000
3.Purchase of property, plant and equipment, assets held for lease, idle assets and other assets	$ 3,769,401	$ 4,607,408
Plus: Notes payable, beginning of year	–	31,629
Other payables, beginning of year	516,483	423,301
Long-term payables, beginning of year	222,242	232,761
Less: Other payables, ending of year	(223,536)	(516,483)
Long-term payables, ending of year	(210,444)	(222,242)
Cash purchase of property, plant and equipment, assets held for lease, idle assets and other assets	$ 4,074,146	$ 4,556,374
Not related to either cash flows from investing or financing activities		
1.Reversal of short-term investments transferred in allowance for treasury stock decline loss	$ 608,702	$ 28,817
2.Property,plant and equipment transferred to deferred expenses	$ –	$ 4,030

The accompanying consolidated notes are an integral part of the consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT AS OTHERWISE INDICATED)

Note 1. HISTORY AND ORGANIZATION

(1) Uni-President Enterprises Corp. (the Company) was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with an initial capital of $32,000. As of December 31, 2001, authorized and issued outstanding capital amounted to $33,476,572, consisted of 3,347,657,000 shares of common stock at $10 (NT dollar), par value, per share. The Company primarily engages in the manufacture, processing and sales of various soft drinks, foods, flour and animal feeds.

The common shares of the Company have been listed on the Taiwan Stock Exchange since December, 1987.

(2) Name of consolidated subsidiaries, their major of business and percentage owned by the Company

		Percentage owned	
Name of subsidiaries	Major of business	2001	2000
Cayman President Holding Ltd. (Note1)	General Investing	100.00%	100.00%
Nanlien International Corp.	General trading	99.99%	99.99%
President International Development Corp.	Development and management of shopping malls	58.50% (Note2)	58.50% (Note2)

(Note1)The consolidated entities of Cayman President Holding Ltd. have been changed as of December 31, 2001. Accordingly, the Cayman President Holding Ltd. and the Company have restated the respective consolidated financial statements for the year ended December 31, 2000.

(Note2)As of December 31, 2001 and 2000, 0.67% and 0% of President International Development Corp. was owned by Nanlien International Corp., respectively.

(3) Non-consolidated subsidiaries

Name of subsidiaries	Percentage owned by the Company		Reason for non-consolidation
	December 31,2001	December 31,2000	
President International Trade and Investment Corp.	100.00%	100.00%	(Note 1)
Kai Yu Investment Co., Ltd.	100.00%	100.00%	(Note 1)
Uni-President Glass Industrial Co., Ltd.	100.00%	—	(Note 1)
Kai Nan Investment Co., Ltd.	100.00%	100.00%	(Note 1)
President Global Corp.	100.00%	100.00%	(Note 1)
U-Chains Enterprises Corp.	100.00%	100.00%	(Note 1)
Uni-President Dream Parks Corp.	100.00%	100.00%	(Note 1)
President Baseball Team Corp.	100.00%	100.00%	(Note 1)
President Digital Net work Corp.	100.00%	92.00%	(Note 1)
Tone Sang Construction Corp.	100.00%	100.00%	(Note 1)
President Natural Industrial Corp.	74.85%	74.85%	(Note 1)
President Pharmaceutical Corp.	73.74%	73.74%	(Note 1)
President Entertainment Corp.	61.80%	61.80%	(Notes 1 and 2)
Parabola Creative Inc.	60.00%	51.00%	(Note 1)
President Nisshin Corp.	51.00%	51.00%	(Note 1)
Ton Yi Pharmaceutical Corp.	51.00%	51.00%	(Note 1)
Tong-Jeng Development Corp.	50.00%	50.00%	(Notes 1 and 2)
Uni-President Oven Bakery Corp.	40.00%	60.00%	—
Retail Support International Corp.	20.00%	51.00%	(Note 3)
Mech-President Corp.	20.00%	67.30%	—
Tone Chu Enterprises Corp.	—	51.00%	—

(Note 1) Majority owned subsidiary's total assets and total operating revenues constitute less than 10% of the respective accounts of the Company.

(Note 2) As of December 31, 2001, 38.20% of President Entertainment Corp. and 50.00% of Tong-Jeng Development Corp. were owned by President International Development Corp.

(Note 3) The Company's equity ownership in Retail Support International Corp. (RSIC) was reduced to 20.00% at December 31, 2001. Accordingly RSIC was not consolidated and the 2000 financial statements were restated.

(4) Adjustment on different accounting period of subsidiaries : None.

(5) Special operating risk on foreign subsidiaries : None.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Principles of consolidation

Consolidated financial statements include all majority owned subsidiaries, except for subsidiaries with total assets and operating revenue constituting less than 10% of the Company's respective non-consolidated totals. Irrespective of the above test, if the combined operating revenues and total assets of all such non-consolidated subsidiaries exceed 30% of the Company's respective non-consolidated totals, then each individual subsidiary with total assets or operating revenue greater than 3% of the Company's respective non-consolidated totals is consolidated.
The consolidated financial statement are prepared in accordance with FASB. No.7 "Consolidated Financial Statements, " and all intercompany in transactions have been eliminated.

2. Foreign currency transactions and translation

The Company and its consolidated subsidiaries maintain their accounts in New Taiwan dollars. While the accounts of Cayman President Holding Ltd. are maintained in US dollars. Foreign currency transactions are measured and recorded in their regular functional currencies using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

3. Forward exchange contracts

Gain and loss on forward exchange contracts that hedge foreign currency commitments is recognized between the spot rate at the balance sheet date and the settlement rate in net income. For those designated as economic hedges of net investments in foreign entities, gains or losses on which is reported as "translation adjustments", separately and accumulated in a separated component of equity. Any gain or loss on a forward contract intended to hedge an identifiable foreign currency commitment is deferred and included in the measurement of the related foreign currency transaction. However, losses are be deferred if it is estimated that deferral would lead to recognizing losses in later accounting periods. If a forward exchange contract exceeds the amount of the related commitment, the gain or loss (net of tax) pertaining to the excess portion is included in determining current net income.

4. Cash equivalent

Cash equivalent includes callable bonds, bankers' acceptances and commercial papers with maturity date of less than three months.

5. Short-term investments

Short-term investments are stated at the lower of cost or market value. Cost is determined by the weighted average method. Any excess of aggregate cost over the market value will be recognized in the current period.

6. Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collection of receivables according to the aging of accounts receivable.

7. Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out method except for livestock which is based on average cost less allowance for decline in value.

The allowance for decline in value of livestock is amortized over the actual breeding and production periods. Market value for raw materials and supplies is the replacement cost, and for work in process, livestock in process, finished goods, merchandise and by-products, market value is determined on the basis of lower of replacement cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating allowance for inventory obsolescence.

The subsidiaries adopt the same accounting principle for inventories as the Company except for the following company.

Subsidiaries	Accounting Principle
Nanlien International Corp.	Weighted average method

8. Long-term investments

Long-term investments in which the Company has less than 20% of the subsidiaries' paid-in voting share capital, and in which the Company has no ability to exercise substantial influence are stated at the lower of cost or market value for listed companies and at the cost method for unlisted companies. The market value of listed companies is determined by the average closing price of the last month during the accounting period and the unrealized loss of decline in market value is recorded under the stockholders' equity. If the market value of the subsidiaries continue to decline and chance of recovery is uncertain, then loss of decline in market value is be recognized in the current period.

Investments which ownership interests exceed 20% or in which the Company has the ability to exercise substantial influence are accounted for using the equity method. The difference between the acquisition cost and the Company's share of the subsidiary net book value on the date of acquisition is capitalized and amortized over a period of five years.

"Cumulative Translation Adjustment" resulting from translation of all assets and liabilities of the invested foreign companies, which accounted for using the equity method, is recognized proportionally based on the percentage of ownership of the foreign company and are reflected in the stockholders' equity section.

9. Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in connection with the purchase or construction required to bring the asset to the condition and location for its intended use is capitalized. Major renewals, better and additions are capitalized and recorded as depreciable assets. Maintenance and repairs are expensed as incurred.

Depreciation is computed based in the cost or revaluation balance over the estimated economic useful lives of depreciable assets using the straight-line method. Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of depreciable assets are : buildings 2-55 years; others 2-30 years. Containers are expensed when damaged.

Gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets are recorded in other income or loss. Prior to 2000, this disposal gain net of related income tax is transferred to capital reserve.

Idle fixed assets are stated at the lower of book value or net realizable value as other assets. The difference between book value and net realizable value is recorded as loss for the current period. The depreciation expense for the period is recorded as other expenses.

10. Intangible assets

Trademarks are stated at cost and amortized on the straight-line basis over the estimated useful life of 10 years. Land occupancy right is stated at cost and amortized on the straight-line basis over the contract period of 50 years.

11. Deferred expenses

The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over 12 years, the estimated economic lives of the packing machines. The contingent rental paid quarterly or based on unit-of-production is recorded as current expenses.

Other deferred expenses are depreciated or amortized over a period of 3-10 years.

12. Retirement plan and cost

The Company and its consolidated subsidiaries, Nanlien International Corp., and President International Development Corp., have their respective non-contributory and funded defined benefit retirement plan covering all regular employees. Monthly contribution is deposited into the respective independently administrated retirement trust fund.

R.O.C. FAS No. 18, "Accounting for Pension Cost" was adopted to account for pension expenses. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unrecognized prior service cost and amortization of unamortized net transition asset (obligation).

The subsidiary, Cayman President Holdings Ltd., has no retirement plan because it is primarily served by its parent company.

13. Income tax

The Company and its consolidated subsidiaries adopted R.O.C. FAS No. 22 "Accounting for Income Tax", whereby income tax is provided based on accounting income after adjusting for permanent differences, and inter-period and intra-period allocation of income tax was adopted. The tax effect of taxable temporary differences was recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carryforwards and income tax credits were recorded as deferred tax assets. A valuation allowance is provided for deferred tax assets. Deferred tax asset or liability are classified into current or non-current items in accordance with the nature of balance sheet account or the period expected realization. Adjustments of prior years' income tax liabilities are included in the current year's income taxes expense.

The 10% additional tax expenses on undistributed earnings paid by the Company and its consolidated subsidiaries (except for Cayman President Holding Ltd.) are recognized in accordance with the resolution adopted at the annual stockholders' meeting.

14.Treasury Stock

The cost of treasury stock (common and preferred) acquired by parent company and its subsidiaries are accounted for under the weighted-average method. The treatments are as follows :

(1) Acquisition : shares purchased are based on cost ; shares donated are based on fair value.

(2) Disposal : if the disposal value is higher than cost , the excess is recorded as additional Capital Reserve - Treasury Stock account; if the disposal value is lower than the cost, the difference is first against the Capital Reserve - Treasury Stock account; any deficiency is charged against the Retained Earnings account.

(3) Retirement : The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the difference is charged against the Capital Reserve-Treasury Stock account; any deficiency is charged against the Retained Earnings account ; if the cost of the treasury stock is lower than the sum of par value and the additional Paid – in Capital, the difference is added to the Capital Reserve - Treasury Stock account.

15. Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

16. Revenues, costs and expenses

Sales revenues are recognized when earning process is finished and earning is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

17. Amortization of excess between cost and book value acquired

The difference between the investment cost and the Company's equity shares of the subsidiaries' net book value at the investment date is amortized over a five year period.

Note 3. CHANGE IN ACCOUNTING PRINCIPLE

In 2000, President International Development Corp. adopted R.O.C. FAS No.18, "Accounting for Pension Plan" to account for the pension expenses. According to the actuarial report, as soon as accumulated benefit obligation exceeds the fair value of plan assets, deferred pension cost and minimum liability are recognized. The change in accounting principle had no significant effect on the total assets as of December 31, 2000.

Note 4. DETAILS OF SIGNIFICANT ACCOUNTS

1. CASH AND CASH EQUIVALENT

	December 31, 2001	December 31, 2000
Cash:		
Cash on hand	$ 33,376	$ 45,406
Checking deposits	71,731	14,947
Demand deposits	1,704,662	1,756,517
Time deposits	716,141	578,092
	2,525,910	2,394,962
Cash equivalent:		
Commercial papers	43,488	27,817
	$ 2,569,398	$ 2,422,779

2. SHORT-TERM INVESTMENTS

	December 31, 2001	December 31, 2000
Mutual funds	$ 4,761,254	$ 4,689
Common stocks of listed companies	1,507,655	1,860,456
Government bonds	288,130	599,725
Convertible bonds	186,000	–
	6,743,039	2,464,870
Less: Valuation allowance	(678,734)	(942,368)
	$ 6,064,305	$ 1,522,502

3. NOTES RECEIVABLE

	December 31, 2001	December 31, 2000
Notes receivable	$ 971,970	$ 979,694
Less: Allowance for doubtful notes receivable	(76,204)	(23,279)
	$ 895,766	$ 956,415

4. ACCOUNTS RECEIVABLE FROM THIRD PARTIES

	December 31, 2001	December 31, 2000
Accounts receivable	$ 1,717,412	$ 1,580,520
Less: Allowance for doubtful accounts receivable	(179,104)	(178,541)
	$ 1,538,308	$ 1,401,979

5. INVENTORIES

	December 31, 2001	December 31, 2000
Merchandise	$ 695,260	$ 1,649,910
Raw materials	1,337,845	1,188,204
Raw materials in transit	438,459	322,800
Supplies	472,544	490,441
Work in process	213,314	161,651
Livestock in process	82,190	107,243
Finished goods	1,098,917	1,183,967
Livestock	85,450	151,337
Less: Allowance for decline in value of livestock	(40,059)	(49,620)
By-products	452	77
	4,384,372	5,206,010
Less: Allowance for price decline and obsolescence in inventories	(250,792)	(124,119)
	$ 4,133,580	$ 5,081,891

6. LONG-TERM INVESTMENTS

(1) Debit balance of long-term investments

Name of subsidiaries	December 31, 2001 Amount	December 31, 2001 Percentage owned	December 31, 2000 Amount	December 31, 2000 Percentage owned
Equity Method:				
President (BVI) International Investment Holdings Ltd. (Note 1)	$ 5,070,297	100.00	$ 3,029,155	100.00
Tong-Jeng Development Corp. (Note 1)	3,113,207	100.00	3,214,123	100.00
President International Trade and Investment Corp. (Note 1)	1,583,227	100.00	1,757,873	100.00
President Life Sciences Co. Ltd. (Note 1)	1,507,920	100.00	1,557,768	100.00
President Entertainment Corp. (Note 1)	1,432,997	100.00	1,582,386	100.00
Kai Yu Investment Co., Ltd. (Note 1)	737,502	100.00	1,948,404	100.00
President Chain Store Corp.	6,624,385	44.28	5,334,194	45.37
Ton Yi Industrial Corp.	7,296,883	43.34	7,831,792	43.34
Presicarre Corp.	2,213,302	30.50	2,538,778	40.00
President Securities Corp.	4,009,879	25.50	3,617,118	23.47
Tonpal Optoelectronics Inc.	5,437,219	24.17	5,381,306	24.17
Others (less than 2%) (Notes 1 and 2)	9,951,927	10.00~100.00	9,205,911	14.28~100.00
	48,978,745		46,998,808	
Cost Method :				
New Century Info-Comm. Co., Ltd.	3,800,000	8.82	3,800,000	8.82
Others (less than 2%) (Note 3)	6,069,944	0.06~18.06	5,841,898	0.06~15.00
	9,869,944		9,641,898	
	58,848,689		56,640,706	
Less: allowance for excess of cost over market value of long-term investments	(156,270)		(158,399)	
	$58,692,419		$56,482,307	

(2) Credit balance of long-term investments

Name of subsidiaries	December 31, 2001 Amount	December 31, 2001 Percentage owned	December 31, 2000 Amount	December 31, 2000 Percentage owned
Nella Limited (Note 1)	$ 17,695	100.00	$ 13,709	100.00
Cargill Holdings President Pte Ltd.	1,493	50.00	–	–
Prospect Top Developments Limited	38,216	20.00	36,652	20.00
	$ 57,404		$ 50,361	

(Note 1) The total assets and operating revenues of the majority owned subsidiaries constituted less than 30% of the respective balances of the Company. Accordingly, these subsidiaries were not consolidated.

(Note 2) Investments in Latin America Development Co. Ltd. and President Information Corp. are accounted for under the equity method due to the Company's ability to exercise significant influence over the investees.

(Note 3) The perpetual long-term investment loss of $167,989 was recognized.

(3)The long-term investment loss of $555,246 and of $1,001,386 under the equity method was based on the audited financial statements of the subsidiaries in 2001 and 2000, respectively.

(4)As of December 31, 2001 and 2000, President Securities Corp. purchased treasury stock as follows:

A. Movement of purchasing treasury stock (in thousand shares) as follows:

Reason for acquisition	2001 Beginning balance	2001 Increase	2001 Decrease	2001 Ending balance
Employees ownership	5,613	8,859	–	14,472
Retention of stockholders' rights	–	97,551	(97,551)	–
	5,613	106,410	(97,551)	14,472

	2000			
Reason for acquisition	Beginning balance	Increase	Decrease	Ending balance
Employees ownership	–	5, 613	–	5, 613

B. Under the Stock Exchange Law, treasury stock percentage may not exceed 10% of the shares issued. Total cost of treasury stock may not exceed the sum of the balance of additional paid-in capital, retained earnings and realized capital reserve. As of December 31, 2001 and 2000, the balance of treasury stock owned by President Securities Corp. was $ 1,025,979 and $893,567, respectively, and the amount of treasury stock balance was $37,388 and $0, respectively. The Company's treasury stocks balance was $37,181 and $9,665, respectively based on its equity ownerships in President Securities Corp.

C. Under the Stock Exchange Law, treasury stocks may not be pledged and bear no stockholders rights before the stocks were transferred to its employees.

D. Under the Stock Exchange Law, treasury stocks purchased to retain credit rating and stockholdres' equity should be retired within six months.

7. PROPERTY, PLANT AND EQUIPMENT

(1)As of December 31, 2001 and 2000, revaluation and accumulated depreciation of each fixed assets are listed as follows:

	December 31,2001		December 31,2000	
Assets	Revaluation	Accumulated depreciation	Revaluation	Accumulated depreciation
Land	$ 2, 215, 507	$ –	$ 2, 215, 507	$ –
Buildings	136, 797	1, 838, 495	135, 239	1, 544, 112
Machinery and equipment	64, 684	6, 644, 067	66, 399	5, 616, 893
Electrical installations	8, 725	442, 632	10, 511	397, 249
Transportation equipment	1, 178	310, 321	1, 178	323, 702
Furniture and fixtures	300	1, 680, 598	331	1, 583, 779
Leased property	–	79, 199	–	61, 685
Leasehold improvement	–	86, 053	–	98, 124
Other equipment	29, 885	2, 211, 651	32, 828	1, 956, 028
	$ 2, 457, 076	$ 13, 293, 016	$ 2, 461, 993	$ 11, 581, 572

(2)In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amounts of revalued appreciation credited to the capital reserve was as $1,984,813. The balance of capital reserve-assets revaluation was $452,131 and $504,186 as of December 31, 2001 and 2000, respectively.

(3)The balance of provision for land-value incremental tax were $1,291,803 and $1,291,857as of December 31, 2001 and 2000, respectively.

(4)Interest expenses, interest capitalized and interest rate range in 2001 and 2000 were $2,434,023, $211,729, 5.04%~5.58% and $2,059,114, $219,570, 6.18%~6.90% respectively.

(5)As of December 31, 2001 and 2000, the Company has purchased certain agriculture land in the amount of $59,304 for expansion of plant facilities. The land has yet to be rezoned for industrial purposes, accordingly, the land title has not been officially transferred to the Company. However, the Company has secured the land deeds and other ownership documents.

(6)Leased property

The terms major of the leased properties are summarized below:

A. Upon the expiration of the lease contract, the titles of the leased properties accounted for under the capital leases are transferred to the Company at no additional cost.

The rental payments and the leased properties are listed below:

Category of property	Present value based on the implicit interest rate	Period
Buildings, electrical installations and other equipment	$ 240, 904	8. 1997-7. 2012 180 equal monthly installments
Buildings	13, 536	1. 1998-8. 2005 92 equal monthly installments
	$ 254, 440	

B. As of December 31, 2001, total amount of rental payments and their present value are listed as follows:

	Present value of rental payments	Total of rental payments
1. 1. 2002 - 12. 31. 2002	$ 32, 243	$ 34, 109
1. 1. 2003 - 12. 31. 2003	29, 119	34, 204
1. 1. 2004 - 12. 31. 2004	26, 300	34, 302
1. 1. 2005 - 12. 31. 2005	22, 857	33, 237
1. 1. 2006 - 12. 31. 2006	19, 697	30, 949
1. 1. 2007 - 12. 31. 2011	73, 776	154, 743
1. 1. 2012 - 7. 31. 2012	6, 452	18, 053
	210, 444	$ 339, 597
Less: Liabilities under capital lease within one year	(32, 243)	
Long-term liabilities under capital lease (classified as long-term payables)	$ 178, 201	

8. ASSETS HELD FOR LEASE

December 31, 2001	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 231,835	$ 215,383	$ 447,218	$ —	$ —	$ —	$ 447,218
Buildings	636,820	14,075	650,895	(217,655)	(12,399)	(230,054)	420,841
Machinery and equipment	420	—	420	(203)	—	(203)	217
Electrical installations	31,255	—	31,255	(20,059)	—	(20,059)	11,196
Furniture and fixtures	2,221	—	2,221	(2,002)	—	(2,002)	219
Other equipment	277,930	4,299	282,229	(144,486)	(4,297)	(148,783)	133,446
	$1,180,481	$ 233,757	$1,414,238	($ 384,405)	($ 16,696)	($ 401,101)	$ 1,013,137

December 31, 2000	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 204,960	$ 215,383	$ 420,343	$ —	$ —	$ —	$ 420,343
Buildings	629,869	13,573	643,442	(185,986)	(11,503)	(197,489)	445,953
Machinery and equipment	420	—	420	(156)	—	(156)	264
Electrical installations	31,255	—	31,255	(17,158)	—	(17,158)	14,097
Furniture and fixtures	2,388	—	2,388	(1,999)	—	(1,999)	389
Other equipment	277,215	4,299	281,514	(115,270)	(4,297)	(119,567)	161,947
	$1,146,107	$ 233,255	$1,379,362	($ 320,569)	($ 15,800)	($ 336,369)	$ 1,042,993

(1) Rental revenues in 2001 and 2000 were $210,581 and $193,569, respectively.

(2) The Company revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) PROPERTY, PLANT AND EQUIPMENT.

9. IDLE ASSETS

December 31, 2001	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 201,030	$ 35,284	$ 236,314	$ —	$ —	$ —	$ 236,314
Buildings	141,688	1,297	142,985	(61,313)	(1,225)	(62,538)	80,447
Machinery and equipment	394,417	526	394,943	(240,728)	(526)	(241,254)	153,689
Electrical installations	7,472	—	7,472	(7,356)	—	(7,356)	116
Furniture and fixtures	4,903	—	4,903	(4,685)	—	(4,685)	218
Other equipment	26,466	394	26,860	(23,024)	(394)	(23,418)	3,442
	$ 775,976	$ 37,501	$ 813,477	($ 337,106)	($ 2,145)	($ 339,251)	$ 474,226

December 31, 2000	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 178,825	$ 35,477	$ 214,302	$ —	$ —	$ —	$ 214,302
Buildings	122,938	3,357	126,295	(52,295)	(2,555)	(54,850)	71,445
Machinery and equipment	385,611	514	386,125	(223,378)	(514)	(223,892)	162,233
Electrical installations	7,263	—	7,263	(7,222)	—	(7,222)	41
Furniture and fixtures	1,798	—	1,798	(1,348)	—	(1,348)	450
Other equipment	33,423	180	33,603	(27,427)	(180)	(27,607)	5,996
	$ 729,858	$ 39,528	$ 769,386	($ 311,670)	($ 3,249)	($ 314,919)	$ 454,467

(1) The Company revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7). PROPERTY, PLANT AND EQUIPMENT.

(2) Nanlien International Corp. has obtained the title for the land with cost of $84,842. However, certain buildings on the land were acquired through auction, accordingly Nanlien International Corp. has not been able to use the land till now. Nanlien International Corp. has filed a suit to remove the buildings on the land.

10. INTANGIBLE ASSETS AND DEFERRED EXPENSES (DEFERRED PENSION COST EXCLUDED)

	2001	2000
Beginning balance	$ 1,151,633	$ 976,545
Additions	159,002	292,310
Decreases	(3,535)	(4,705)
Amortization	(116,672)	(112,517)
Ending balance	$ 1,190,428	$ 1,151,633

(1)The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over twelve years, the estimated economic lives of the packing machines. Other quarterly rental payments and cost based on unit-of-production are charged as current expenses.

(2)The decreases in 2001 and 2000 represent lease or purchase return from automat and the design of website software .

11. LONG-TERM RECEIVABLES

	December 31, 2001	December 31, 2000
Long-term notes receivable	$ 2,215	$ –
Long-term accounts receivable	44,079	35,583
Employee car loans	27,658	37,279
Less: Allowance for doubtful accounts	(33,106)	(28,686)
	$ 40,846	$ 44,176

12. SHORT-TERM LOANS

	December 31, 2001	December 31, 2000	Collateral or security
Unsecured bank loans	$ 8,439,464	$ 8,644,763	–
Secured bank loans	2,046,906	2,106,177	Short-term investments, certificate of deposit-restricted, land, buildings, machinery and equipment, and land occupancy right
Repurchase agreement	273,098	597,100	–
	$ 10,759,468	$ 11,348,040	
Range of interest rates	0.6%~7.61%	1.01%~15%	

13. COMMERCIAL PAPERS PAYABLE

	December 31, 2001	December 31, 2000	Collateral or security
Commercial papers payable	$ 3,125,000	$ 3,603,000	Short-term investments, long-term investments, land and buildings
Less: Prepaid interests	(6,650)	(34,707)	
	$ 3,118,350	$ 3,568,293	
Range of interest rates	2.02%～5.70%	5.33%～6.30%	

14. LONG-TERM LOANS

	December 31, 2001	December 31, 2000	Collateral or security
Unsecured bank loan	$ 24,009,309	$ 18,652,738	—
Bankers' acceptance	8,669,602	9,000,000	Long-term investments, land and buildings
Secured bank loans	2,000,000	—	Long-term investments
	34,678,911	27,652,738	
Less: Prepaid interest	(63,425)	(132,056)	
Current portion of long-term loans	(1,751,100)	(339,459)	
	$ 32,864,386	$ 27,181,223	
Range of maturity date	7.21.2002～ 11.2.2006	2.10.2001～ 10.5.2005	
Range of interest rates	2.50%～6.65%	3.00%～7.69%	

15. RETIREMENT PLAN

(1) In accordance with the retirement plan of the Company, Nanlien International Corp. and President International Development Corp., an employee may retire when he or she either (i) attains the age of 55 and with the 15 years of service, or (ii) has more than 25 years of service, or (iii) has reached the age of 60, or (iv) is unable to work (involuntary retirement). The employees accrue two units of credits for each year of service for the first 15 years, and one unit of credit for each year of service thereafter. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service, and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credits. Each unit of credit is based on the average of six-month's salaries prior to retirement. Calculation of average salary is in accordance with the Labor Standards Law of the R.O.C.

(2) The contributions to the independent retirement trust fund were $88,749 and $80,958 for 2001 and 2000, respectively, As of December 31, 2001 and 2000, retirement fund balance with the Central Trust of China was $1,884,841 and $1,783,069, respectively.

(3) The net periodic pension cost of the Company (PEC) and its consolidated subsidiaries, for the period ended December 31, 2001 and 2000 consists of factors as follows:

2001	PEC	Nanlien International Corp.	President International Development Corp.
Service cost	$ 120, 319	$ 3, 723	$ 478
Interest cost	152, 171	4, 164	25
Expected return on plan assets	(110, 127)	(852)	–
Amortization of the unrecognized net obligation at transition	25, 763	590	7
Amortization of the unrecognized plan asset losses	4, 365	–	–
Net periodic pension cost	$ 192, 491	$ 7, 625	$ 510

2000	PEC	Nanlien International Corp.	President International Development Corp.
Service cost	$ 113, 230	$ 3, 427	$ –
Interest cost	146, 020	3, 410	–
Expected return on plan assets	(110, 366)	(577)	–
Amortization of the unrecognized net obligation at transition	25, 763	590	–
Net periodic pension cost	$ 174, 647	$ 6, 850	$ –

(4) The Company (PEC) and its consolidated subsidiaries adopted FAS No.18 "Accounting for Pension Plan" of the ROC. The assumptions used to measure the funded status of the various retirement plans are as follows:

2001	PEC	Nanlien International Corp.	President International Development Corp.
Discount Rate	4.25%	4.25%	4.25%
Rate of increase in compensation levels	2.82%	3.00%	4.00%
Expected return on plan assets	4.00%	4.00%	4.00%

2000	PEC	Nanlien International Corp.	President International Development Corp.
Discount rate	5.75%	5.75%	5.75%
Rate of increase in compensation levels	3.75%	3.25%	4.00%
Expected return on plan assets	5.75%	5.75%	5.75%

(5) The funded status of the plans for 2001 and 2000 were as follows:

2001	PEC (01.11.30)	Nanlien International Corp. (01.12.31)	President International Development Corp. (01.12.31)	Total
Benefit Obligation:				
Vested benefit obligation	($ 913,275)	($ 11,497)	$ —	($ 924,772)
Non-vested benefit obligation	(1,550,994)	(54,820)	(3,113)	(1,608,927)
Accumulated benefit obligation	(2,464,269)	(66,317)	(3,113)	(2,533,699)
Additional benefit based on future salaries	(776,117)	(27,867)	(3,081)	(807,065)
Projected benefit obligation	(3,240,386)	(94,184)	(6,194)	(3,340,764)
Plan assets at fair value	1,956,213	16,722	510	1,973,445
Plan funded status	(1,284,173)	(77,462)	(5,684)	(1,367,319)
Prior service cost	187,180	—	4,737	191,917
Unrecognized net transition obligation	231,865	5,307	94	237,266
Unrecognized plan asset loss	583,886	23,454	524	607,864
Additional minimum pension liability	—	(894)	(2,274)	(3,168)
Accrued pension cost	($ 281,242)	($ 49,595)	($ 2,603)	($ 333,440)
Minimum liability	($ 508,056)	($ 49,595)	($ 2,603)	($ 560,254)
Vested benefit	$1,107,031	$ 15,285	$ —	$1,122,316

2000	PEC (00.11.30)	Nanlien International Corp. (00.12.31)	President International Development Corp. (00.12.31)	Total
Benefit Obligation:				
Vested benefit obligation	($ 658,686)	($ 3,908)	$ —	($ 662,594)
Non-vested benefit obligation	(1,150,204)	(46,468)	(182)	(1,196,854)
Accumulated benefit obligation	(1,808,890)	(50,376)	(182)	(1,859,448)
Additional benefit based on future salaries	(837,566)	(22,044)	(249)	(859,859)
Projected benefit obligation	(2,646,456)	(72,420)	(431)	(2,719,307)
Plan assets at fair value	1,915,246	14,822	—	1,930,068
Plan funded status	(731,210)	(57,598)	(431)	(789,239)
Unrecognized net transition obligation	257,628	5,896	100	263,624
Unrecognized plan asset loss	317,029	5,577	—	322,606
Accrued pension cost	($ 156,553)	($ 46,125)	($ 331)	($ 203,009)
Minimun liability	$ —	($ 35,554)	($ 182)	($ 35,736)
Vested benefit	$ 933,468	$ 3,908	$ —	$ 937,376

16. COMMON STOCK AND TREASURY STOCK

(1)On June 23, 2000 the stockholders at their meeting resolved to capitalize capital reserve of $116,969 and unappropriated retained earnings of $2,222,414 as stock dividends which was approved under SFC Ruling (2000) Tai-Tsai-Cheng (1) No.60239. After the issuance of stock dividends, the total paid-in capital was $31,581,671, consisted of 3,158,167,000 shares of common stock issued and outstanding with a par value of NT$10(dollars) per share.

(2)On June 1, 2001 the stockholders at their meeting resolved to capitalize capital reserve of $63,163 and unappropriated retained earnings of $1,831,738 as stock dividends which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (1) No.139435. After the issuance of stock dividends, the total paid-in capital was $33,476,572, consisted of 3,347,657,000 shares of common stock issued and outstanding with a par value of $10(NTdollars) per share.

(3)The Company purchased treasury stock (in thousand shares) in 2001:

	Number of Shares (in thousand)			
Reason for acquisition	Beginning	Additions	Reductions	Ending
Retention credit rating and stockholders' equity	–	5, 671	–	5, 671

(A)Under the Stock Exchange Law, treasury stock percentage may not exceed 10% of the shares issued. Total cost of treasury stock may not exceed the sum of the balance of additional paid-in capital, retained earnings and realized capital reserve. As of December 31, 2001 and 2000, the Company's treasury stocks amounted to $58,543 and $0, respectively.

(B)Under the Stock Exchange Law, treasury stocks may not be pledged and bear no stockholders rights before the stocks were transferred to its employees.

(C)Under the Stock Exchange Law, treasury stocks purchased to retain credit rating and stockholders' equity should be retired within six months.

(4)As of December 31, 2001 and 2000, President International Development Corp. owned 72,370,000 shares (cost $885,813) and 68,274,000 shares (cost $1,494,515) of the Company's common stock which were account for as treasury stock.

17. CAPITAL RESERVE

Capital reserve as regulated under the Company Law can only be used to offset deficits or increase capital. But if the company is not in deficit, through the special voting of the stockholder commitee, it can contribute totally or partly of the Paid-in Capital - Premiun in issue of Common Stock and the Paid-in Capital - Donated Assets to the Capital. But the limited amount of contribution should follow the ROC security Exchange Act.

18. RETAINED EARNINGS

(1)In accordance with the ROC Company Law, 10% of annual earnings should be appropriated as a legal reserve until the accumulated legal reserve equals the total paid-in capital of the Company. The legal reserve may only be used to offset deficits or increase capital. Within the limited amount, the Legal Retained Rarnings can not be used except for deficit support. But if the company is not in deficit, through the special voting of the stockholder commitee, it can contribute Legal Retained Rarnings to the Capital.

(2)According to the Company's Articles of Incorporation, 10% of the annual net earnings, after paying all taxes and dues and offsetting any loss of prior years, shall be set aside as legal reserve and appropriated as special earnings reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the Board of Directors and approved at the stockholders' meeting. Of the amount distributed by the Company, stockholder's bonuses 50% to 100% of the accumulated unappropriated retained earnings, 2% of the remaining earnings is fixed for directors' and supervisors' in remunerations and not less than 0.2% is for employees' bonuses.The Company is under the changing industry environments, on the stably growing stage of the business life cycle, and the board of directors who draw up the retained earnings distribution projet should considerate both the future capital-expenditure budget, funds demand and measure the necessity of the support of return-earnings to fund demand, to decide the way of reserving return-earnings or the amount of assignment and the stockholder's bonus distributed by cash.

(3) As of December 31, 2001 and 2000, the balance of unappropriated earnings are as follows:

	December 31, 2001	December 31, 2000
(A) Unappropriated earnings before 1997	$ 485, 556	$ 1, 198, 179
(B) Unappropriated earnings since 1998		
A: 10% income tax on un-distributed retained earnings	3, 012, 445	3, 385, 416
B: Income tax payment of 10% retained earnings	1, 251	—
	$ 3, 499, 252	$ 4, 583, 595

(4) As of December 31, 2001 and 2000, the imputation tax credit account balance amounted to \$10,851 and \$16,511, respectively. The Company distributed 2000 undistributed earnings as dividends in accordance with the resolution adopted at the stockholders' meeting based on the resolution on June 1, 2001, and the date of dividends distribution was August 9, 2001 adopted at the directors' meeting and the creditable ratio was 14.94%, as of December 31, 2000, the estimated creditable ratio was 0.36%. The amount of deductible tax distributable by the Company to its shareholders shall be limited to an amount not exceeding the amount of the imputation tax credit account balance on the date of distribution of the dividends. Accordingly, the actual creditable ratio for the distribution of 2001 undistribution earnings will be based on the imputation tax credit account balance up to the date of distribution of the dividends.

(5) According to ROC SFC Ruling, the debit balance of $168,156 of stockholders' equity as of December 31, 2001, should be appropriated as special earnings reserve and can not be distributed. The special earnings reserve should be adjusted after the resolution of stockholders' meeting.

19.DEFERRED INCOME TAX AND INCOME TAXES

(1) Adjustments for corporate income tax expense (benefit) and income tax payable (refund) are as follows:

	2001	2000
Current income tax benefit	($ 99, 851)	($ 117, 967)
10% of company's income tax	195, 680	43, 680
Corporate income tax expense (benefit)	95, 829	(74, 287)
Net change amount for deferred income tax assets (liabilities)	1, 383	157, 658
Prepaid income taxes	(1, 017)	(743)
Over provision of prior years' income tax	31, 299	193
Prepaid and income taxes withheld	(47, 142)	(15, 059)
Income tax payable (Note)	$ 80, 352	$ 67, 762

	2001	2000
(Note) Income tax payable	$ 80, 421	$ 67, 762
Income tax refund	(69)	—
	$ 80, 352	$ 67, 762

(2) The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforward tax credit and Investment tax credits are the followings:

	December 31, 2001		December 31, 2000	
	Amount	Tax effect	Amount	Tax effect
CURRENT ITEMS:				
Temporary differences				
Bad debt expense	$ 115, 724	$ 28, 931	$ 5, 268	$ 1, 317
Unrealized inventory decline and obsolescence loss	210, 073	52, 518	75, 909	18, 977
Expenses carried forward	22, 123	5, 531	26, 011	6, 503
Unrealized loss on foreign currency transaction	2, 849	712	62, 733	15, 683
Other	10, 722	2, 681	8, 320	2, 080
Investment tax credit	—	200, 000	—	30, 000
		$ 290, 373		$ 74, 560
NON-CURRENT ITEMS:				
Temporary differences				
Expenses carried forward	$ 25, 627	$ 6, 407	$ 33, 110	$ 8, 277
Depreciation expenses	(2, 322, 129)	(580, 532)	(2, 011, 918)	(502, 979)
Investments income or loss	1, 610, 011	402, 503	2, 654, 592	663, 648
Pension cost	5, 635	1, 409	—	—
Loss carryforwards	1, 701, 496	425, 374	574, 744	143, 686
Investment tax credits	—	260, 810	—	382, 239
Valuation allowance	—	(246, 947)	—	(211, 417)
		$ 269, 024		$ 483, 454

(3) As of December 31, 2001, unused loss carryforwards amounted to $425,374, which will expire between 2002 and 2006.

(4) As of December 31, 2001, unused investments tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure, expenditure on the development of international trademark and Y2K expenditures were $460,810, which will expire between 2002 and 2005.

(5) The Company's income tax returns for the year through 1999 have been assessed by the Tax Authority. As of March 18, 2002, there were no disputes existing between the Company and the Tax Authority.

20. EARNINGS PER COMMON SHARE

	2001	2000
Consolidated net income (A)	$ 3, 013, 760	$ 3, 385, 195
Weighted average number of shares outstanding during the year (shares in thousands) (B)	3, 346, 861	3, 158, 167
Weighted average number of shares outstanding during the year after retroactive adjustment (shares in thousands) (C)	3, 346, 861	3, 347, 657
Simple earnings per share (NT dollars) (A/B)	$ 0. 90	$ 1. 07
Simple earnings per share after retroactive adjustment (NT dollars) (A/C)	$ 0. 90	$ 1. 01

Note 5. RELATED-PARTY TRANSACTIONS

1. Related parties and their relationship with the Company

Name of related parties	Relationship with the Company
President International Trade and Investment Corp.	Subsidiary accounted by equity method
Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method
President Global Corp.	Subsidiary accounted by equity method
U-Chains Enterprises Corp.	Subsidiary accounted by equity method
Uni-President Dream Parks Corp.	Subsidiary accounted by equity method
President Baseball Team Corp.	Subsidiary accounted by equity method
President Nisshin Corp.	Subsidiary accounted by equity method
President Kikkoman Inc.	Subsidiary accounted by equity method
President Chain Store Corp.	Subsidiary accounted by equity method
Ton Yi Industrial Corp.	Subsidiary accounted by equity method
Uni-President Oven Bakery Corp.	Subsidiary accounted by equity method
Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method
Presicarre Corp.	Subsidiary accounted by equity method
TTET Union Corp.	Subsidiary accounted by equity method
President Packaging Ind. Corp.	Subsidiary accounted by equity method
Qware Systems & Services Corp.	Subsidiary accounted by equity method
President Tokyo Corp.	Subsidiary accounted by equity method
Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method
Retail Support International Corp.	Subsidiary accounted by equity method
President Pepsi Food Co., Ltd.	Subsidiary accounted by equity method (Note1)
Prince Housing Development Corp.	Common chairman
Tainan Spinning Corp.	The chairman of Tainan spinning Corp. is the chairman of the Company
Kao Chuan Investment Co., Ltd.	The chairman of Kao Chuan Investment Co., Ltd. is the vice-chairman of the Company.
Tone Yee Investments & Developments.	The Company to exercise significant influence.
Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Nella Limited.	A subsidiary of Nanlien Investment Corp. (accounted by equity method)
Tung Hsing Enterprises Corp.	A subsidiary of Nanlien Investment Corp. (accounted by equity method)(Note 2)
Ding-Tung Enterprises Corp.	A subsidiary of Nanlien Investment Corp. (accounted by equity method)(Note 2)
Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)(Note 3)
Tung – Tse Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)

Name of related parties	Relationship with the Company
Lien Lu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
President International Investment (BVI) Corp.	A subsidiary of President International Development Corp. (accounted by equity method)
G – Advanced Semiconductor Technology Corp.	A subsidiary of President International Development Corp. (accounted by equity method)
Prospect Top Development Ltd.	A subsidiary of Hong Kong President Holding Ltd. (accounted by equity method)

(Note 1) Effective December 2000, President Pepsi Food Co., Ltd. was not longer a related party due to disposal of ownership.

(Note 2) A subsidiary initially accounted for under the equity method by Kai Yu Investment Co.. Effective August 2001, Kai Yu Investment sold its shares to Nanlien International Corp.

(Note 3) A subsidiary initially accounted for under the equity method by the Company. Effective September 2001, the Company sold its shares to Nanlien International Corp.

2. Significant transactions with related parties are as follows:

(1) Purchases

	2001	2000
President Kikkoman Inc.	$ 698, 307	$ 679, 452
TTET Union Corp.	548, 889	375, 684
President Packaging Ind. Corp.	389, 660	342, 795
President Nisshin Corp.	257, 105	242, 730
President Pepsi Food Co., Ltd.	–	396, 810
Other (less than 10%)	577, 162	1, 030, 245
	$ 2, 471, 123	$ 3, 067, 716

The terms of purchases and payments of the Company (due within one month) from the related parties were the same as from regular suppliers except for the following companies:

(A) TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due in 30-45 days.

(B) Ton Yi Industrial Corp. pays its account within 50 days.

(C) President Nisshin Corp. pays its account within 15 days.

The purchase terms of Cayman President Holding Ltd. and Nanlien International Corp. from the related parties were the same as from other clients.

(2) Sales

	2001	2000
Uni-President Cold-Chain Corp.	$ 3,659,928	$ 3,319,935
President Chain Store Corp.	2,744,078	2,354,042
Retail Support International Corp.	2,198,211	2,070,725
Other (less than 10%)	14,644,590	12,004,440
	$ 23,246,807	$ 19,749,142

(A) The payment terms for sales to related parties in general are two weeks after sales, except for the followings: to Tone Chu Enterprises Corp. and Tung Hsiang Enterprises Corp. (77 days), Retail Support International Corp. (56 days), Ding-Tung Enterprises Corp. (20 days), Tung Ang Enterprises Corp. (10 days). (While to Tone Chu Enterprises Corp. (two months) and the others (one month) in 2000), Presicarre Corp. (two months), U-Chains Enterprises Corp. (12 days), President Global Corp.(150 days by D/A), President Chain store Corp., Uni-President Vender Corp. and Uni-President Cold-Chain Corp. (20 days) (While one month by note in 2000). All other terms are at standard terms.

(B) The sales terms of Cayman President Holding Ltd. and Nanlien International Corp. to the related parties were the same as other clients. (Term for Lien Lu Enterprise Corp. was 90 days in 2001)

(3) Purchase of long term investment

	2001	2000
President Chain Store Corp.	$ 240,710	$ –
Kai Yu Investment Co., Ltd.	129,345	–
Tung Ho Development Co., Ltd.	102,800	–
Prince Housing Development Co., Ltd.	–	720,000
Tainan Spinning Corp.	–	720,000
Ton Yi Industrial Corp.	–	180,000
Kao Chuan Investment Corp.	–	180,000
	$ 472,855	$ 1,800,000

(A) In 2001, the Company purchased 20,000,000 shares of Scinopharm Taiwan, Ltd. and 135,000 shares of Parabola Creative Inc. from President Chain Store Corp. with share prices based on valuation by security analysts.

(B) In 2001, Nanlien International Corp. purchased stocks from Kai Yu Investment Co., Ltd. including 900,000 shares of Far-Tung Enterprises Corp., 420,000 shares of Tung Ding Food Corp., 197,800 shares of Ming Tung Enterprises Corp., 196,000 shares of Tung Hui Enterprises Corp., 1,200,000 shares of Tung Jun International Corp., 2,000,000 shares of Tung Guan Egg Corp., 8,000,000 shares of Tung Hsiang Enterprises Corp., and 10,000,000 shares of Uni-President International Co., Ltd. from Tung Ho Development Co., Ltd.. The share prices was based on valuations by security analysts.

(C) In 2000, President International Development Corp. purchased shares of Tong-Jeng Development Corp. from Prince Housing Development Co., Ltd., (60,000,000 shares), Tainan Spinning Corp., (60,000,000 shares), Ton Yi Industrial Corp. (15,000,000 shares) and Kao Chuan Investment Corp. (15,000,000 shares) at $12 dollars, per share. The share prices was based on valuation by security analysts.

(4) Disposal of long-term investment

	2001			2000		
	Selling price	Book value	Gain	Selling price	Book value	Gain
President Chain Store Corp.	$ 764, 451	$ 400, 436	$ 364, 015	$ –	$ –	$ –

(A)In 2001, the Company sold stocks to President Chain Store Corp., including 2,200,000 shares of Retail Support International Corp., 7,140,000 shares of Uni-President Cold Chain Corp., 5,250,000 share of President Transnet Corp., 10,440,000 shares of Presidnet Musashino Corp., 2,400,000 shares of President Information Corp., 31,219,000 shares of Mech-President Co., 1,658,000 shares of President Yamako Corp. and 3,600,000 shares of Uni-President Oven Barkery Corp. The share prices was based on valuation by security analysts. The share prices was based on valuation by security analysts.

(B)In 2001, Nanlien International Corp. sold 500,000 shares of Presidend Information Co. and 1,000,000 shares of President Organics Co. to President Chain Store Corp. The share prices was based on valuation by security analysts.

(C))In 2001, President International Development Corp. sold 10,500,000 shares of President Transnet Corp. to President Chain Store Corp with share prices based on valuation by security analysts.

(5) Purchase of property, plant and equipment

	Items	2001	2000
Nella Limited	Buildings, machinery and equipment and electrical installations	$ 254, 894	$ 117, 536
Qware Systems & Services Corp.	Furniture and fixtures	59, 352	39, 711
Other (less than 10%)	Transportation equipment, furniture and fixtures and other equipment	21, 050	11, 527
		$ 335, 296	$ 168, 774

The Company and its consolidated subsidiaries purchased certain fixed assets from other related parties at negotiated prices.

(6) Disposal of property, plant and equipment

	2001			2000		
	Selling price	Book value	Gain	Selling price	Book value	Gain
Uni-President Cold-Chain Corp.	$ 196, 721	$ 195, 729	$ 992	$ 41, 273	$ 41, 029	$ 244
Uni-President Oven Bakery Corp.	96, 816	96, 816	—	—	—	—
President Tokyo Corp.	—	—	—	41, 516	41, 516	—
President Packaging Ind. Corp.	—	—	—	23, 801	23, 351	450
Other (less than 10%)	23, 745	23, 300	445	22, 777	22, 630	147
	$ 317, 282	$ 315, 845	$ 1, 437	$ 129, 367	$ 128, 526	$ 841

The Company and its consolidated subsidiaries sold certain fixed assets to other related parties at negotiated prices.

(7) Rental income

	Method of payment	2001	2000
Uni-President Vender Corp.	Monthly	$ 225,706	$ –
Retail Support International Corp.	Monthly	104,231	105,705
Uni-President Cold-Chain Corp.	Monthly	58,916	53,241
President Kikkoman Inc.	Monthly	29,725	25,981
Other (less than 10%)	Monthly	39,209	25,840
		$ 457,787	$ 210,767

Rentals are charged based on the existing lease agreements at negotiated prices.

(8) Interest income：Please see Note 5(3) Financing Section.

(9) Other income

	2001	2000
Management and technical consultancy fees		
Tung Hsiang Enterprises Corp.	$ 27,294	$ 16,232
Other (less than 10%)	258,858	276,439
	286,152	292,671
Other income		
Tung Hsiang Enterprises Corp.	51,122	–
President Nisshin Corp.	24,570	26,963
President Kikkoman Inc.	18,161	28,911
Tone Chu Enterprises Corp.	–	25,274
Other (less than 10%)	283,926	171,315
	377,779	252,463
	$ 663,931	$ 545,134

(10) Processing expenses

	2001	2000
TTET Union Corp.	$ 101,895	$ 78,642

(11) Management and freight expenses

	2001	2000
President Chain Store Corp.	$ 46, 521	$ 12, 707
Other (less than 10%)	70, 070	14, 136
	$ 116, 591	$ 26, 843

(12)Other expenses

	2001	2000
Uni-President Dream Parks Corp.	$ 562, 209	$ 222, 587
Uni-President Cold-Chain Corp.	217, 829	243, 396
President Chain Store Corp.	99, 270	108, 278
President Baseball Team Corp.	95, 746	120, 460
Other (less than 10%)	440, 932	340, 675
	$ 1, 415, 986	$ 1, 035, 396

(13) Notes receivables

	December 31, 2001	December 31, 2000
Tung-Tse Enterprises Corp.	$ 12, 033	$ 24, 294
Lien Lu Enterprises Corp.	10, 827	10, 485
Tung Ang Enterprises Corp.	5, 966	61
President Nisshin Corp.	3, 485	12, 684
Other (less than 10%)	21, 949	21, 340
	$ 54, 260	$ 68, 864

(14) Accounts receivable

	December 31, 2001	December 31, 2000
Tung Hsiang Enterprises Corp.	$ 376, 370	$ 329, 922
Uni-President Cold-Chain Corp.	256, 154	187, 242
Retail Support International Corp.	233, 706	211, 757
President Chain Store Corp.	231, 302	315, 888
Other (less than 10%)	1, 075, 627	875, 118
	$ 2, 173, 159	$ 1, 919, 927

(15) Other receivable

	December 31, 2001	December 31, 2000
G-Advanced Semiconductor Technology Corp.	$ 254, 767	$ 277, 844
Prospect Top Development Ltd.	253, 833	313, 249
Presicarre Corp.	80, 000	–
Other (less than 10%)	100, 511	116, 837
	$ 689, 111	$ 707, 930

(16) Accounts payable

	December 31, 2001	December 31, 2000
President kikkoman Corp.	$ 55, 505	$ 50, 925
President Packaging Ind. Corp.	39, 325	55, 009
Ton Yi Industrial Corp.	27, 807	17, 422
TTET Union Corp.	26, 729	96, 035
President Nisshin Corp.	24, 218	13, 985
Other (less than 10%)	64, 161	43, 900
	$ 237, 745	$ 277, 276

(17) Accrued expenses

	December 31, 2001	December 31, 2000
Uni-President Dream Parks Corp.	$ 67, 001	$ 55, 441
President Chain Store Corp.	50, 605	22, 212
Other (less than 10%)	197, 684	221, 969
	$ 315, 290	$ 299, 622

(18) Other payable

	December 31, 2001	December 31, 2000
Qware systems & services Corp.	$ 12, 682	$ 22, 685
Nella Limited.	3, 987	37, 073
President International Trade and Investment Corp.	–	909, 490
Other (less than 10%)	1, 616	102, 000
	$ 18, 285	$ 1, 071, 248

(19) Cash in advanced

	December 31, 2001	December 31, 2000
Uni-President Oven Bakery Corp.	$ –	$ 85, 714

3. Financings

The financing transactions between the Company and its consolidated subsidiaries with other related parties are as follows:

(1) Loans receivables from related parties

	2001				
	Maximum balance date	Maximum balance	Ending balance	Annual interest rate	Total interest income
Prospect Top Development Ltd.	01.01.01	$ 313,249	$ 253,833	—	$ —

	2000				
	Maximum balance date	Maximum balance	Ending balance	Annual interest rate	Total interest income
Prospect Top Development Ltd.	00.03.31	$ 313,249	$ 313,249	—	$ —
President International Investment (BVI) Corp.	00.04.07	338,680	—	7.90%	7,399
Tone Yee Investments & Developments.	00.10.01	165,150	—	—	—
			$ 313,249		$ 7,399

(2) Loans payables to related parties

	2001				
	Maximum balance date	Maximum balance	Ending balance	Annual interest rate	Total interest expense
President International Trade and Investment Corp.	01.01.01	$ 909,490	$ —	—	$ —

	2000				
	Maximum balance date	Maximum balance	Ending balance	Annual interest rate	Total interest expense
President International Trade and Investment Corp.	00.01.01	$ 1,105,349	$ 909,490	—	$ —

4. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties are as follows:

	December 31, 2001	December 31, 2000
Kai Yu Investment (BVI) Co., Ltd.	$ 2,108,791	$ 1,614,287
Kai Yu Investment Co., Ltd.	1,017,000	1,153,500
President International Investment Corp.	918,400	493,372
Other (less than 10%)	4,400,148	4,964,014
	$ 8,444,339	$ 8,225,173

(2) On August 24, 1998 the Company and six other companies (including the President International Development Corp. and Prince Housing Development Corporation) jointly purchased a parcel of land (located Shin-Yi District Lot No. 6) with an area of 9,643 m^2 from the Ministry of National Defense. The Company and President International Development Corp. shared 25% ownership of the land. According to the "PEC National Building Construction Contract" dated November 6, 1998, the Company and President International Development Corp. will contribute 25% of the capital in cash and share the obligation and right accordingly.

(3) In July, 2000, President Chain Store Corp. signed a perpetual technical cooperation contract (the Contract) with the Southland Corporation. Under the terms of the Contract the Company agrees that:

A The Company guarantees that President Chain Store Corp. will fulfil all payments or other obligation to Southland Corporation due under the Contract.

B Without the written approval of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

C The Company should maintain no less than 45% ownership of President Chain Store Corp. In May 2001, the minimal ownership was revised to 40%.

Note 6. PLEDGED ASSETS

As of December 31, 2001 and 2000, the pledged assets were as follows:

	Purpose of collateral	December 31, 2001	December 31, 2000
Short-term investments (Including treasury stock)	Bank loans & commercial papers payable	$ 1, 127, 081	$ 1, 724, 130
Certificate of deposit-restricted (Other current assets)	Short-term loans	96, 397	131, 020
Long-term investments	Commercial papers payable, long-term loans	8, 755, 944	4, 228, 900
Land	Short-term loans, commercial papers payable, long-term loans	1, 356, 277	1, 353, 513
Buildings-net	Short-term loans, commercial papers payable, long-term loans	989, 291	973, 606
Machinery and equipment-net	Short-term loans	197	55, 821
Land occupancy right (Other intangible assets)	Short-term loans	318, 207	128, 061
		$ 12, 643, 394	$ 8, 595, 051

Note 7. CONTINGENT LIABILITIES AND COMMITMENTS

(1) The remaining balance due for construction in progress and advance to suppliers are as follows:

	December 31, 2001	December 31, 2000
Construction in progress	$ 1, 055, 883	$ 941, 850
Advance to suppliers	411, 633	811, 843
	$ 1, 467, 516	$ 1, 753, 693

(2) As of December 31, 2001 and 2000, the amount of letters of credit outstanding was $1,188,857 and $759,252, respectively.

(3) In September 1998, the Company borrowed $4,300,000 under a 5-year term syndicated loan agreement from September 25, 1998 to September 25, 2003 with ABN AMRO Bank N.V. Taipei Branch as the lead bank. Under the terms of the loan agreement the Company agrees that:

(A) To ensure that, current ratio computed from year-end non-consolidated audited financial statements shall not be less than 75%.

(B) To ensure that ratio of stockholders' equity to total assets computed from year-end non-consolidated audited financial statements shall not be less 40%.

(C) To ensure that the year-end non-consolidated audited total tangible stockholders' equity shall not be less than $15,000,000.

(D) To ensure that interest coverage ratio computed from year-end non-consolidated audited financial statements shall not be less than two hundred and sixty percentage.

(E) To ensure that year-end consolidated tangible stockholders' equity, less any treasury stocks shall not be less than $20,000,000.

(F) To ensure that the year-end consolidated total contingent liabilities shall be less than tangible stockholders' equity.

(4) In November 1999, the Company borrowed $800,000 from China Development Industrial Bank under a 3-year term loan agreement from November 15, 1999 to November 15, 2002. While in December,2001,the loan period was modified from November 15, 2001 to November 15, 2004. Under the terms of the loan agreement the Company agrees that:

(A) To ensure that current ratio shall be above 70%.

(B) To ensure that debit ratio shall be below 150%.

(C) If the standards (A) and (B) above were not be achieved, the Company shall improve it within six months.

(5) In August 2000, the Company borrowed $6,000,000 under a 5-year term syndicated loan agreement from October 5, 2000 to October 5, 2005 arranged by the Taiwan Industry Bank Corp., the Union Chinese Corp. and the Land Bank of Taiwan. Under the terms of the loan agreement the Company agrees that：

(A) To ensure that current ratio shall be above 70%.

(B) To ensure that debt ratio shall be below 100%.

(C) To ensure that the ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.

(D) Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall have the consent in writing from bank syndication.

(6) In June 2001, the Company borrowed $6,000,000 under a 5-year term syndicated loan agreement from June 28, 2001 to June 28, 2006 , by banks I.C.B.C. and

Communication Bank as the leader. Under the terms of the loan agreement the Company agrees that:

(A) To ensure that current ratio shall be above 80%.

(B) To ensure that each year-end debt ratio shall be below 100% since 2000.

(C) If the standards (A) and (B) above were not be achieved, the Company shall improve it within next June.

(D) Any significant investment plan such as purchase or disposal of assets, or any significant change of business or organization should be notified to the agent bank. The agent bank can hold a guarantee banks' meeting to discuss above events as needed.

(7) As approved by the stockholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDSs have the same rights and responsibilities as those of holder of common shares. Under current ROC law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(A) Exercise of voting rights

Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(B) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(C) Dividends

The holders of the GDSs have the same right to receive the dividends as that of registered common shares.

(8) As of December 31, 2001 and 2000, certain banks have provided guarantee to the subsidiary Nanlien International Corp. in the amount of $155,000 and $ 20,450, respectively for the import of goods and lease of warehouse.

(9) President Internation Development Corp. signed a medium-term loan and issuance of commercial papers. The terms of the content are as follows:
   (A) Period: Medium-term loan is 5 tears and commercial paper is 3 years.
   (B) Limit and usage: Total limit is $3,000,000, including $2,000,000 of medium-term loan and $10,000,000 revolving credit for commercial papers.
   (C) Commitment fee: annual commitment fee is charged as 0.25% of unused facility.
   (D) Commercial paper guarantee fee: annual fee of 0.75% is charged on amount issued.
   (E) Collateral: the Company shall provide stocks for collaterals.
   (F) Commitments: debit ratio shall not be above 110% and the tangible net worth shall not be less than $12,500,000.

Note 8. SIGNIFICANT LOSS OF NATURAL DISASTER AND LOSS: None.

Note 9. SIGNIFICANT SUBSEQUENT EVENT: None.

Note 10. OTHER:

(1) INFORMATION OF INVESTMENT ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company (PEC) has no derivative financial instruments transactions in 2001 and 2000. The transactions its subsidiaries deal with refer to Note 11, 1(9).

(2) FAIR VALUE OF INVESTMENTS ON NON-DEVIVATIVE FINANCIAL INSTRUMENTS

	December 31,2001		December 31,2000	
	Book value	Fair value	Book value	Fair value
Financial assets				
Financial assets of the same book and fair value	$ 9,436,952	$ 9,436,952	$ 8,099,810	$ 8,099,810
Short – term investments	6,064,305	6,421,449	1,522,502	1,522,502
Long – term investments	58,692,419	68,309,020	56,482,307	67,824,310
Guaranteed deposits	117,518	117,518	118,422	118,422
Long – term receivables	40,846	40,846	44,176	44,176
Financial liabilities				
Financial liabilities of the same book and fair value	24,102,037	24,102,037	22,970,578	22,970,578
Long – term loans	32,864,386	32,864,386	27,181,223	27,181,223
Long – term payables	178,201	178,201	190,084	190,084
Provision for retirement plan	575,061	1,367,319	101,518	789,239
Customers' deposits	144,150	144,150	144,940	144,940

a. The due dates of short – term financial instruments are close to balance sheet day (December 31, 2001). Accordingly, the fair value of short-term financial instruments are estimated based on the book value recognized in the balance sheet and applied to cash and cash equivalent, notes and accounts receivable, other receivables, short–term loans, commercial papers payables, notes and accounts payable, income tax payable, accrued expenses, other payables and current portion of long–term liabilities.

b. Short-term investments:

(i) The fair value of common stocks of listed companies, government bonds and convertible bonds is estimated based on the closing price at balance sheet date.
(ii)Mutual funds – the fair value is estimated based on the net worth at balance sheet date.

c. The fair value of long-term investments are estimated based on the market value. The fair value of which without any market value are estimated based on the net equities of the investee companies, whose financial statements are audited under the equity method or not audited under the cost method. The fair value of which under the lower of cost or market value method are estimated based on the closing price at balance sheet date.

d. The fair value of guaranteed deposits and long–term receivables are based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of one year time deposit in the post office at December 31, 2001.

e. The fair value of long–term loans, long–term payables and customers' deposits are based on the discounted value of expected future cash inflow and the discount rate is based on the rate of long-term loans at December 31, 2001.

f. The fair value of provision for retirement plan is based on the funding status presented on the actuarial report measured.

THE EXPUNCTION TRANSACTIONS BETWEEN THE COMPANY AND THE SUBSIDIARIES

	2001			
Transactions	Uni-President Enterprises Corp.	Cayman President Holding Corp.	Nanlien International Crop.	President International Development Crop.
1.Elimination of long-term investments and owner equity	($ 9, 148, 762)	$ 142, 328	$ 1, 187, 051	$ 8, 024, 225
2.Intercompany elimination of real accounts				
Accounts payable and receivable	(16, 017)	16, 017	–	–
3.Intercompany elimination of nominal accounts				
(1)Transactions of purchase and sales.	(91, 556)	(19, 880)	111, 436	–
(2)Unrealized gross profit	–	–	(4, 012)	–
(3)Unrealized gains or losses	–	–	(200, 830)	–
(4)Transactions of revenue and expense	12, 126	43, 011	(40, 425)	(14, 712)
4.Intercompany elimination of cross holding	885, 813	–	–	(885, 813)

Transactions	2000 Uni-President Enterprises Corp.	Cayman President Holding Corp.	Nanlien International Crop.	President International Development Crop.
1.Elimination of long-term investments and owner equity	($ 9,567,608)	$ 339,365	$ 1,075,534	$ 8,358,391
2.Intercompany elimination of real accounts				
Accounts payable and receivable	11,644	(1,193)	(10,451)	—
3.Intercompany elimination of nominal accounts				
(1)Transactions of purchase and sales	(70,468)	(65,806)	136,274	—
(2)Unrealized gross profit	—	—	(2,972)	—
(3)Unrealized gains or losses	—	—	(202,710)	—
(4)Transactions of revenue and expense	48,482	—	(40,146)	(8,336)
4.Intercompany elimination of cross holding	1,494,515	—	—	(1,494,515)

1 Additional Disclosures Information of Investee companies

(For the year ended December 31, 2001)

1.Significant Transactions Information

ancing activities to any one company or person (Units in thousands of currencies indicated)

nber	Name	Name of counter party	Account	Maximum balance during 2001	Balance at December 31, 2001	Interest rate	Property (Note3)	Total transaction volume	Reason for loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Leading limit per entity	Maximum amount available for loan
1	President International Trade and Investment Corp.	Hong Kong President Holding Ltd.	Other receivables	US$ 27, 402	US$ 2	—	2	$ —	Working capital	—	—	—	US$ 80, 000	US$ 100, 000 (Note 1)
2	President Global Corp.	President East Co.	Notes receivables	US 205	US 205	6. 50% ~10. 50%	1	US 727 (sales)	Working capital	—	—	—	US 3, 000	US 4, 000 (Note 1)
		Tungpec Inc.	Notes receivables	US 40	US 40	—	1	US 313 (sales)	Working capital	—	—	—	US 3, 000	US 4, 000 (Note 1)
3	Cayman President Holdings Ltd.	President Top Development Ltd.	Other receivables	US 9, 484	US 7, 326	—	2	—	Investment	—	—	—	US 80, 000	US 100, 000 (Note 1)
4	President Asia Enterprises Inc.	The Torgan Group	Other receivables	CAN 6, 629	CAN 6, 285	7. 06%	2	—	Investment	—	Land and builinds second pledged	CAN 15,000	CAN 10, 000	CAN 20, 000 (Note 1)
5	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holding Ltd.	Other receivables	1, 036, 927	71, 321	—	1	3, 309, 184 (sales)	Working capital	—	—	—	4, 123, 768	8, 247, 536 (Note 2)
6	Hong Kong President Holdings Ltd.	Prospect Top Develop-ment Ltd.	Other receivables	US 9, 484	—	—	2	—	Investment	—	—	—	US 80, 000	US 100, 000 (Note 1)
7	Nella Ltd.	Prospect Top Development Ltd.	Other receivables	148, 159	114, 356	7. 50%	2	—	Investment	22, 871	—	—	200, 000	300, 000 (Note 1)
8	Cayman Nanlien Holdings Ltd.	Nella Ltd.	Other receivables	98, 314	92, 567	—	2	—	Working capital	—	—	—	200, 000	300, 000 (Note 1)
9	President International investment (BVI) Co.	Hong Kong Xiang Lu Industries Ltd.	Other receivables	US 8, 509	US 8, 509	—	2	—	Investment	—	—	—	US 80, 000	US 100, 000 (Note 1)
0	Cayman Ton Yi Industrial Holdings Ltd.	Hong Kong Ton Yi Industrial Holdings Ltd.	Other receivables	US 5, 625	US 5, 209	—	1、2	US 1, 537 (sales)	Working capital	—	—	—	4, 123, 768	8, 247, 536 (Note 2)

mber	Name	Name of counter party	Account	Maximum balance during 2001	Balance at December 31, 2001	Interest rate	Property (Note3)	Total transaction volume	Reason for loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Leading limit per entity	Maximum amount available for loan
		Changdu Ton Yi Industrial Packing Corp.	Other receivables	US$ 1,769	US$ 1,641	—	1、2	US$ 876 (sales)	Working capital	—	—	—	$ 4,123,768	$ 8,247,536 (Note 2)
11	Fujian Ton Yi Tinplate co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US 3,833	—	1、2	US 400 (Purchases)	Working capital	—	—	—	4,123,768	8,247,536 (Note 2)
12	Wuxi Ton Yi Industrial Packing Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 6,465	US 6,465	—	1、2	US 695 (sales) US 8,699 (Purchases)	Working capital	—	—	—	4,123,768	8,247,536 (Note 2)

(Note 1) In accordance with the regulations "Financing activities to any one company or person", the loan requires the board of director approval and report to the stockholder's meeting.

(Note 2) The maximum amount available for loan of Ton Yi Industrial Corp. and its subsidiaries is 50% of Ton Yi Industrial Corp.'s net worth, while the maximum amount for any one entity is 25%.

(Note 3) The following nature of code about financing activities with any ones:

1.Inter-company trade activities call for capital loan.

2.There is necessity for financing activities to any one.

(2) The Company provided the following endorsement and guarantee to third parties (Units in thousands of currencies indicated):

	Endorser	Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0	Uni- President Enterprises Corp.	Cayman President Holdings Ltd.	2	$ 16, 913, 252	$ 14, 220, 141	$ 14, 220, 141	—	33. 63	$ 29, 598, 192	(Note 1)
0		President International Development Corp.	2	16, 913, 252	3, 400, 000	2, 800, 000	—	6. 62	29, 598, 192	(Note 1)
0		Kai Yu Investment (BVI) Co., Ltd.	3	16, 913, 252	2, 554, 011	2, 108, 791	—	4. 99	29, 598, 192	(Note 1)
0		Kai Yu Investment Co., Ltd.	2	16, 913, 252	1, 528, 900	1, 017, 000	—	2. 41	29, 598, 192	(Note 1)
0		President International Investment (BVI) Co., Ltd.	3	16, 913, 252	1, 178, 036	918, 400	—	2. 17	29, 598, 192	(Note 1)
0		Hong Kong President Holdings Ltd.	3	16, 913, 252	5, 430, 471	836, 500	—	1. 98	29, 598, 192	(Note 1)
0		President Asia Enterprises Inc.	3	16, 913, 252	805, 096	805, 096	—	1. 90	29, 598, 192	(Note 1)
0		Tone Sang Construction Corp.	2	16, 913, 252	760, 000	760, 000	—	1. 80	29, 598, 192	(Note 1)
0		Uni-President (Thailand) Co., Ltd.	3	16, 913, 252	456, 447	450, 060	—	1. 06	29, 598, 192	(Note 1)
0		Uni-Splendor Corp.	6	16, 913, 252	591, 100	432, 500	—	1. 02	29, 598, 192	(Note 1)
0		Uni- President (USA), Inc.	3	16, 913, 252	311, 500	311, 500	—	0. 74	29, 598, 192	(Note 1)
0		Ztong Yee Industrial Co., Ltd.	6	16, 913, 252	553, 647	310, 000	—	0. 73	29, 598, 192	(Note 1)
0		Century Quick Service Restaurant Corp.	3	16, 913, 252	280, 000	250, 000	—	0. 59	29, 598, 192	(Note 1)
0		President International Trade and Investment Corp.	2	16, 913, 252	502, 156	224, 070	—	0. 53	29, 598, 192	(Note 1)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0		President Pharmaceutical Corp.	2	$ 16,913,252	$ 400,000	$ 210,000	—	0.50	$ 29,598,192	(Note 1)
0		President Packaging Ind. Corp.	1	16,913,252	130,280	128,898	—	0.30	29,598,192	(Note 1)
0		Uni- President Glass Industrial Co., Ltd.	2	16,913,252	110,000	110,000	—	0.26	29,598,192	(Note 1)
0		Presitex Co., Ltd.	3	16,913,252	135,790	104,179	—	0.25	29,598,192	(Note 1)
0		Kao Hsiung Rapid Transit Corp.	6	16,913,252	100,000	100,000	—	0.24	29,598,192	(Note 1)
0		Uni-President Vietnam Co., Ltd.	3	16,913,252	64,205	53,585	—	0.13	29,598,192	(Note 1)
0		President Entertainment Corp.	2	16,913,252	50,000	50,000	—	0.12	29,598,192	(Note 1)
0		President Baseball Team Corp.	2	16,913,252	42,400	34,000	—	0.08	29,598,192	(Note 1)
0		President Global Corp.	2	16,913,252	17,500	17,500	—	0.04	29,598,192	(Note 1)
0		Mech- President Corp.	3	16,913,252	760,000	—	—	—	29,598,192	(Note 1)
0		Shanghai President International Foods Co., Ltd.	3	16,913,252	52,345	—	—	—	29,598,192	(Note 1)
0		Ming Tung Enterprises Corp.	1	16,913,252	5,000	—	—	—	29,598,192	(Note 1)
1	President International Trade and Investment Corp.	Tianjing President International Food Co., Ltd.	2	US 19,208	US 3,610	US 2,802	—	7.29	US 38,416	(Note 2)
1		Shanghai President International Foods Co., Ltd.	2	US 19,208	US 3,020	—	—	—	US 38,416	(Note 2)
2	Kai Yu Investment Co., Ltd.	Uni- President Enterprises Corp.	4	100,000	2,000	2,000	—	0.27	500,000	(Note 3)
3	President Global Corp.	Ameripec Inc.	3	US 3,309	US 1,610	US 835	—	7.57	US 5,515	(Note 4)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
4	Cayman President Holdings Ltd.	Xinjiang President Enterprises Food Co., Ltd.	3	US$ 20,000	US$ 3,253	US$ 1,433	—	10.02	US$ 100,000	(Note 5)
4		PT ABC President Enterprises Indonesia	6	US 20,000	US 2,667	US 2,513	—	17.57	US 100,000	(Note 5)
4		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 1,550	US 380	—	2.66	US 100,000	(Note 5)
5	Nanlien International Corp.	Nella Limited	3	500,000	143,730	35,040	—	2.74	1,000,000	(Note 6)
5		Lien Lu Enterprises Corp.	3	500,000	9,000	6,000	—	0.47	1,000,000	(Note 6)
5		Hua Zuo Corp.	3	500,000	4,800	4,320	—	0.34	1,000,000	(Note 6)
5		Uni- President Enterprises Corp.	4	500,000	2,000	2,000	—	0.16	1,000,000	(Note 6)
5		Tung Lien Enterprises Corp.	3	500,000	1,200	800	—	0.06	1,000,000	(Note 6)
5		Jui Lai Enterprises Corp.	1	500,000	825	600	—	0.05	1,000,000	(Note 6)
5		Tung Sheng Enterprises Corp.	3	500,000	20,000	—	—	—	1,000,000	(Note 6)
5		Lien Yu Enterprises Corp	3	500,000	8,000	—	—	—	1,000,000	(Note 6)
5		Cayman Nanlien Holding Ltd.	3	500,000	5,790	—	—	—	1,000,000	(Note 6)
5		Chi Fu Enterprises Corp.	3	500,000	5,000	—	—	—	1,000,000	(Note 6)
5		Chuan Jie Corp.	1	500,000	3,600	—	—	—	1,000,000	(Note 6)
5		Yuan Tai Enterprises Corp.	3	500,000	2,550	—	—	—	1,000,000	(Note 6)
5		Cheng Miao Co., Ltd.	1	500,000	1,800	—	—	—	1,000,000	(Note 6)
5		Liang Tung Enterprises Corp.	1	500,000	455	—	—	—	1,000,000	(Note 6)
5		Tung Li Enterprises Corp.	1	500,000	357	—	—	—	1,000,000	(Note 6)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
6	President International Development Corp.	Kao Hsiung Rapid Transit Corp.	6	$ 696,818	$ 100,000	$ 100,000	—	0.72	$ 2,787,271	(Note 7)
7	President Chain Store Corp.	Mech-President Co., Ltd.	3	1,995,949	750,000	750,000	—	7.52	4,989,873	(Note 8)
7		President Transnet Corp.	3	1,995,949	280,000	280,000	—	2.81	4,989,873	(Note 8)
7		President Drugstore Business Corp.	3	1,995,949	270,000	270,000	—	2.71	4,989,873	(Note 8)
7		President Packaging Ind. Corp.	1	1,995,949	134,495	134,495	—	1.35	4,989,873	(Note 8)
7		President Chain Store (BVI) Holdings Ltd.	3	1,995,949	US 3,500	US 3,500	—	1.23	4,989,873	(Note 8)
7		Kao Hsiung Rapid Transit Corp.	6	1,995,949	100,000	100,000	—	1.00	4,989,873	(Note 8)
8	Ton Yi Industrial Corp.	Cayman President Industrial Holdings Ltd.	3	11,546,550	US 272,760	US 270,464	—	32.63	11,546,550	(Note 9)
8		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 38,339	US 38,339	—	8.15	11,546,550	(Note 9)
8		Fujian Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 31,844	US 31,844	—	6.77	11,546,550	(Note 9)
8		Wuxi Ton Yi Industrial Packaging Corp.	3	11,546,550	US 18,092	US 18,092	—	3.84	11,546,550	(Note 9)
8		Chengdu Ton Yi Industrial Packaging Corp.	3	11,546,550	US 9,000	US 7,000	—	1.49	11,546,550	(Note 9)
9	Kai Yu (BVI) Investment Co., Ltd.	Shanghai President Coffee Co., Ltd.	3	US 7,505	US 3,150	US 3,150	—	20.99	US 15,009	(Note10)
10	Hong Kong President Holdings Ltd.	Guangzhou President Enterprises Co., Ltd.	3	US 20,000	US 4,750	—	—	—	US 100,000	(Note 5)
10		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 3,040	—	—	—	US 100,000	(Note 5)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
10		Xijiang President Enterprises Food Co., Ltd.	3	US$ 20,000	US$ 2,930	$ —	—	—	US$ 100,000	(Note 5)
10		Shanghai President Enterprises Livestock Food Co., Ltd.	3	US 20,000	US 813	—	—	—	US 100,000	(Note 5)
11	President Hotel Inc.	President Asia Enterprises Inc.	3	CAN 20,000	CAN 18,000	CAN 18,000	—	—	CAN 40,000	(Note11)
12	President Chain Store (BVI) Holdings Ltd.	Shanghai President Coffee Co., Ltd.	3	US 6,752	US 3,500	US 3,500	—	10.37	US 16,881	(Note12)
13	Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 68,594	US 68,594	—	(Note 13)	11,546,550	(Note13)
13		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 48,383	US 48,383	—	(Note 13)	11,546,550	(Note13)
14	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 4,832	—	—	(Note 13)	11,546,550	(Note13)
15	Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Corp.	3	11,546,550	US 5,316	US 2,416	—	(Note 13)	11,546,550	(Note13)
16	President Enterprises (Chain) Investment Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 872,799	RMB 10,000	RMB 10,000	—	0.46	RMB 1,527,399	(Note14)
17	Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 159,167	RMB 33,000	RMB 33,000	—	8.29	RMB 278,542	(Note15)
17		Xinjiang President Enterprises Food Co., Ltd.	3	RMB 159,167	RMB 7,400	RMB 6,000	—	1.51	RMB 278,542	(Note15)
17		Zhangjiagang President Nisshin Food Co., Ltd.	3	RMB 159,167	RMB 10,000	RMB 5,000	—	1.26	RMB 278,542	(Note15)
18	Wuhan President Enterprises Food Co., Ltd.	Shenyang President Enterprises Co., Ltd.	3	RMB 119,497	RMB 15,000	RMB 15,000	—	5.02	RMB 209,120	(Note15)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
18		Nanchang President Enterprises Co., Ltd.	3	RMB$ 119,497	RMB 10,000	RMB 10,000	$ —	3.35	RMB$ 209,120	(Note15)
19	Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises Co., Ltd	3	RMB 70,951	RMB 25,000	RMB 25,000	—	14.09	RMB 124,164	(Note15)

(Note 1)The total amount of transations of endorsement equal to 70% of the Company's net worth, and the limit of transations of endorsement for any single entity is 40% of the Company's net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 2)The total amount of transations of endorsement equal to 100% of the its net worth for President International Trade and Investment Corp. and the limit of transations of endorsement for any single entity is 50% of the their net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 3)The total amount of transations of endorsement for Kai Yu Investment Co., Ltd. is $500,000, and the limit of transations of endorsement for any single entity is $100,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 4)The total amount of transations of endorsement equal to 50% of the its net worth for President Global Corp. and the limit of transations of endorsement for any single entity is 30% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 5)As for Cayman President Holdings Ltd. and Hong Kong President Holdings Ltd., the total amount of transations of endorsement are US$100,000 and the limit of transations of endorsement for any single entity are US$20,000, and all of related businesses are to be submitted to stockholders' meeting for reference.

(Note 6)The total amount of transations of endorsement for Nanlien International Corp. Ltd. is $1,000,000, and the limit of transations of endorsement for any single entity is $500,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 7)The total amount of transations of endorsement equal to 20% of the its net worth for President International Development Corp. and the limit of transations of endorsement for any single entity is 5% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 8)The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store Corp. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 9)As for Ton Yi Industrial Corp., the tatal amount of transations of endorsement equal 70% of its net worth and the limit of transations of endorsement for any single entity is no more than 70% of its nte worth.US$116,977 of all, a loan made by a mainland-subaidiary under the investment of Cayman Ton Yi Industrial Holdings Ltd., and endorsed by Ton Yi Industrial Corp.

(Note10)The total amount of transations of endorsement equal to 100% of the its net worth for Kai Yu Investment (BVI) Co., Ltd. and the limit of transations of endorsement for any single entity is 50% of the its net worth, and all of the related business are to be submitted to stockholders' meeting for reference.

(Note11)The total amount of transations of endorsement for President Hotel Inc. is CAN$40,000, and the limit of transations, of endorsement for any single entity is CAN$20,000, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note12)The total amount of transations of endorsement equal to 50% of the its net worth for PCS (BVI) CO., Ltd. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related business are to be submitted to the Board of directors' meeting for reference.

(Note13)All endorsements issued by Cayman Ton Yi Industrial Holdings Ltd. for its mainland-subsidiaries are guaranteed by Ton Yi Industrial Corp.All endorsements are implemented based on the endorsement rules of Ton Yi Industrial Corp.

(Note14)The limit of transations of endorsement equal to 70% of its enrolled capital for President Enterprises (Chain) Investmetn Co., Ltd. and the limit of transations of endorsment for any single entity is 40% of its enrolled capital.

(Note15)As for any subsidiary of President Enterprises (China) Co., Ltd, the highest amount of transations of endorsement equal to 70% of net worth, and the limit of transactions of endoraement for single entity is 40% of net worth.

(Note16)The following code represents the relationship with the Company:

1. Trading relationship.
2. Majority owned subsidiary.
3. A majority owned subsidiary of the Company and its group companies.
4. A company with its subsidiary with majority ownership of the Company.
6. Share of guarantee by shareholders in direct proportion of the equity holdings.

(3) The ending balance of securities held as of December 31, 2001 were summarized as follows (Units in thousands of currencies indicated):

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni- President Enterprises Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short-term investments	457	$ 1, 618, 712	—	$ 1, 618, 712	—
	Stock	President International Trade and Investment Corp.	Subsidiary accounted by equity method	Long-term investments	12	1, 583, 227	100%	1, 329, 499	—
	Stock	Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	320, 000	737, 502	100%	739, 200	—
	Stock	Uni-President Glass Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36, 000	396, 918	100%	284, 040	—
	Stock	Kai Nan Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	60, 000	385, 458	100%	562, 800	—
	Stock	President Global Corp.	Subsidiary accounted by equity method	Long-term investments	500	310, 021	100%	322, 445	—
	Stock	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Long-term investments	19, 800	243, 442	100%	204, 732	—
	Stock	Cayman President Holdings Ltd.	Subsidiary accounted by equity method	Long-term investments	100, 060	142, 328	100%	436, 262	—
	Stock	Nanlien International Corp.	Subsidiary accounted by equity method	Long-term investments	99, 999	982, 209	99. 99%	1, 280, 992	—
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	63, 966	815, 868	61. 80%	816, 211	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	877, 500	8, 024, 225	58. 50%	8, 151, 975	—
	Stock	President Nisshin Corp.	Subsidiary accounted by equity method	Long-term investments	6, 120	114, 684	51. 00%	115, 117	—
	Stock	Tong-Jeng Development Corp.	Subsidiary accounted by equity method	Long-term investments	150, 000	1, 408, 190	50. 00%	1, 408, 500	—
	Stock	President Kikkoman Inc.	Subsidiary accounted by equity method	Long-term investments	6, 000	137, 722	50. 00%	139, 440	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Chain Store Corp.	Subsidiary accounted by equity method	Long-term investments	307, 116	$ 6, 624, 385	44. 28%	$ 19, 318, 804	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Long-term investments	665, 148	7, 296, 883	43. 34%	2, 683, 206	—
	Stock	Eagle Cold Storage Enterprise Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	40, 887	482, 785	37. 36%	341, 813	—
	Stock	Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	31, 605	262, 881	36. 50%	316, 050	—
	Stock	Mospec Semiconductor Corp.	Subsidiary accounted by equity method	Long-term investments	24, 927	276, 014	32. 31%	553, 366	—
	Stock	Presicarre Corp.	Subsidiary accounted by equity method	Long-term investments	87, 561	2, 213, 302	30. 50%	2, 213, 540	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	44, 535	599, 938	29. 51%	621, 135	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	287, 633	4, 009, 879	25. 50%	3, 166, 836	—
	Stock	Qware Systems & Services Corp.	Subsidiary accounted by equity method	Long-term investments	13, 475	148, 305	24. 76%	146, 603	—
	Stock	Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	18, 042	204, 949	20. 00%	204, 962	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	209, 249	2, 331, 17	10. 36%	2, 328, 941	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	20, 206	201, 800	10. 10%	56, 780	—
	Stock	Scino Pharm Taiwan Ltd.	Director	Long-term investments	48, 750	527, 100	18. 06%	199, 388	—
	Stock	Grand Bills Finance Corp.	—	Long-term investments	78, 219	691, 085	14. 46%	971, 480	—
	Stock	Prince Housing Development Corp.	Director	Long-term investments	87, 214	747, 878	9. 46%	215, 943	—
	Stock	Sino- Aerospace Investment Corp.	Director	Long-term investments	21, 000	210, 000	8. 19%	18, 480	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	14, 437	145, 360	7. 22%	82, 291	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10, 000	100, 000	6. 67%	101, 100	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Long-term investments	80,034	$ 713,302	4.99%	$ 466,596	—
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	Long-term investments	126,800	1,268,000	2.67%	1,255,320	—
	Stock	CDIB & Partners Investment Holding Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	27,000	250,000	2.48%	263,790	—
	Stock	Kaohsiung Rapid Transit Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	20,000	203,714	2.46%	210,000	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	115,664	1.75%	141,009	—
	Stock	Uni-President Dream Parks Corp. etc.	Subidiary accounted by equity method etc.	Long-term investments	—	833,550	0.27%~100.00%	874,877	—
President International Trade and Investment Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	270	US 27,392	—	US 27,407	—
	Stock	Uni- President (USA) Inc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	150	US 10,021	100.00%	US 10,021	—
	Stock	Shanghai President International Foods Co., Ltd. etc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method) etc.	Long-term investments	—	US 4,452	100.00%	US 4,452	—
Kai Yu Investment Co., Ltd.	Beneficiary Certificates	Phoenis Bond Fund	—	Short- term investments	182	2,500	—	2,500	—
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	60,665	1,446,163	—	742,534	(1)

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Short- term investments	19, 433	$ 330, 717	—	$ 113, 292	(2)
	Stock	Walsin Linwa Corporation.	—	Short- term investments	8, 325	175, 381	—	65, 983	—
	Stock	Prince Housing Development Corp. ect.	Director etc.	Short- term investments	—	131, 717	—	29, 626	—
	Stock	Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	26, 878	513, 478	100. 00%	481, 729	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	7, 582	102, 059	5. 00%	106, 145	—
	Stock	Ton Yi Industial Corp.	Subsidiary accounted by equity method	Long-term investments	24, 452	128, 755	2. 00%	99, 032	(3)
	Stock	Century Quick Service Restaurant Corp. ect.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	184, 377	60. 00% ~100. 00%	(10, 350)	—
Uni-President Glass Industrial Co., Ltd.	Beneficiary Certificates	Yuanda Duo Li II Fund	—	Short- term investments	524	7, 000	—	7, 997	—
Kai Nan Investment Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	117	1, 450	—	1, 502	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	29, 109	563, 850	2. 58%	320, 490	—
President Global Corp.	Stock	Ameripec Inc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	3	US 3, 951	100. 00%	US 3, 951	—
	Stock	GBC Bank Corp.	—	Long-term investments	118	US 3, 483	—	US 3, 483	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	President East Co., etc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	—	US$	890	20.00% ~50.00%	US$	890	—
Cayman President Holdings Ltd.	Beneficiary Certificates	ABN Equity Certificates	—	Short- term investments	19,107	US	35,158	—	US	40,414	—
	Beneficiary Certificates	Genesis Special Growth Fund	—	Short- term investments	3	US	24,981	—	US	28,218	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short- term investments	183	US	18,734	—	US	20,591	—
	Stock	President Enterprises (China) Investment Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	238,389	100.00%	US	263,635	—
	Stock	Uni-President (Vietnam) Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	19,611	100.00%	US	19,611	—
	Stock	Hong Kong President Holdings Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	80,000	(US	5,719)	100.00%	(US	15,955)	—
	Stock	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	9,280	60.00%	US	9,280	—
	Stock	PT ABC President Enterprises Indonesia	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	6,524	US	5,409	47.41%	US	4,458	—
	Stock	Queen Holding (BVI) Limited	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	5	US	14,573	45.40%	US	14,559	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	PPG Investment Inc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	3, 610	45. 40%	US$	3, 638	—
	Stock	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	10, 450	45. 00%	US	10, 605	—
	Stock	Jiafu (Tianjin) International Trading Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	6, 003	45. 00%	US	6, 009	—
	Stock	Guangzhou President Supermarket Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	3, 780	45. 00%	US	3, 780	—
	Stock	President Energy Development (Cayman Island) Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10, 200	US	9, 147	42. 50%	US	14, 331	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	23, 393	30. 00%	US	23, 339	—
	Stock	Asia Corporate Partners Fund Ltd.	—	Long-term investments	—	US	4, 897	3. 23%	US	2, 819	—
	Stock	Uni-President International (HK) Co., Ltd. Etc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method) etc.	Long-term iInvestments	—	US	8, 204	0. 01%~ 100. 00%	US	4, 200	—
President Baseball Team Corp.	Beneficiary Certificates	Home-Run Fund	—	Short-term investments	195		2, 500	—		2, 503	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Digital Network Corp.	Beneficiary Certificates	Bond Fund etc.	—	Short- term investments	—	$ 4,745	—	$ 4,979	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	—	1,229	—
	Stock	Highland Development Co., Ltd.	The subsidary of Ton Sang Construction Corp. is its director	Long-term investments	9,500	95,000	19.96%	61,698	—
Nanlien International Corp.	Beneficiary Certificates	Home-Run Fund	—	Short- term investments	31,143	400,000	—	400,000	—
	Stock	Ton Yi Industrial Corp. etc.	Subsidiary accounted by equity method.	Short- term investments	—	89,736	—	19,142	—
	Stock	Cayman Nanlien Holdings Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Long-term investments	4,010	110,097	100.00%	110,097	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method.	Long-term investments	4,000	152,881	20.00%	64,280	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method.	Long-term investments	10,000	102,800	0.67%	92,900	—
	Stock	Lien Lu Enterprises Corp. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	—	1,164,190	2.50%～100.00%	1,141,340	—
President Natural Industrial Corp.	Stock	President Organics Co., Ltd. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	9,225	2.00%～20.00%	10,133	—
President Pharmaceutial Corp.	Stock	President Information Corp.	Subsidiary accounted by equity method etc.	Long-term investments	275	2,500	2.08%	3,413	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Entertainment Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	$ 1,000	—	$ 1,229	—
Parabola Creative Inc.	Beneficiary Certificates	Home-Run Fund etc.	—	Short- term investments	—	13,017	—	10,327	—
President International Development Corp.	Beneficiary Certificates	Far Eastern Alliance Taiwan Flagship Fund	—	Short- term investments	300	3,000	—	3,600	—
	Government Bond	Central Government Bond	—	Short- term investments	—	288,130	—	289,336	—
	Convertible Bond	Optoma Corporation Covertible Bond	—	Short- term investments	1,800	180,000	—	221,418	—
	Convertible Bond	Taiwan Cellular Corp. Convertible Bond	—	Short- term investments	60	6,000	—	7,368	—
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	72,370	1,720,417	—	885,813	(4)
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method.	Short- term investments	21,291	432,729	—	85,889	(5)
	Stock	Taiwan Cellular Corp.	—	Short- term investments	4,114	171,698	—	185,358	(6)
	Stock	Grand Commercial Bank	Director	Short- term investments	7,456	128,318	—	43,470	(7)
	Stock	Nan Ya Plastics Corp.	—	Short- term investments	1,776	105,398	—	45,313	(8)
	Stock	Macronix International Co., Ltd. etc.	—	Short- term investments	—	579,775	—	410,206	(9)

					December 31, 2001				
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President International Investment (BVI) Holdings Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	118, 449	$ 5, 070, 297	100. 00%	$ 5, 070, 297	—
	Stock	President Life Science Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	150, 000	1, 507, 920	100. 00%	1, 507, 920	(10)
	Stock	Ton-Jeng Development Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	150, 000	1, 705, 017	50. 00%	1, 408, 190	—
	Stock	Presitex Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	18, 918	156, 715	38. 74%	114, 258	—
	Stock	President Entertainment Corp.	Subsidiry accounted by equity method.	Long-term investments	39, 534	617, 129	38. 20%	504, 307	(11)
	Stock	Synersy Scientech Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	55, 404	576, 118	35. 07%	492, 576	(12)
	Stock	Kanh Na Hsiung Enterprise Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	41, 463	469, 697	25. 00%	472, 682	(13)

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tonpal Optoelectronics Inc.	Subsidiry accounted by equity method.	Long-term investments	279,001	$ 3,105,302	13.81%	$ 3,105,302	(14)
	Stock	United Venture Capital Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10,000	100,000	11.30%	100,826	—
	Stock	South Epitaxy Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	11,800	121,600	10.93%	118,282	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiry accounted by equity method.	Long-term investments	20,206	202,064	10.10%	56,860	—
	Stock	Hontung Venture Capital Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	12,000	120,000	8.39%	111,247	—
	Stock	Tong Ting Gas Corporation	The Subsidiary of President International Development Corp is its director.	Long-term investments	39,113	407,806	7.11%	347,529	(15)
	Stock	New Century Info-Comm. Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	253,200	2,532,000	6.15%	2,953,169	(16)
	Stock	Kaohsiung Rapid Transit Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	20,000	203,714	2.46%	210,000	—
	Stock	CDIB & Partners Investment Holding Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	27,000	250,000	2.48%	263,790	—
	Stock	Bonko (Thailand) Bank	—	Long-term investments	2,080	155,846	0.14%	79,283	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Medical Technologies Co., Ltd. etc.	A subsidiary of President International Development Corp. (accounted by equity method) etc.	Long-term investments	—	$ 665,464	0.05%~ 50.00%	$ 525,805	—
President Nisshin Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1,000	—	1,229	—
Ton Yi Pharmaceutical Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	515	6,403	—	6,402	—
President Kikkoman Inc.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	—	25,530	—	25,265	—
AIM Service Uni-President Co., Ltd.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	7,775	99,500	—	96,713	—
President Asian Enterprises Inc.	Stock	T & T Supermarket Inc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	CAN 5,278	40.00%	CAN 5,278	—
	Stock	President Canada Construction Inc. etc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	(CAN 790)	50.00%~ 100.00%	(CAN 790)	(17)
President Coffee Corp.	Beneficiary Certificates	Fuhwatrust Bond Fund	—	Short- term investments	—	60,019	—	60,139	—
President Chain Store Corp.	Beneficiary Certificates	Financial Return	—	Short- term investments	22,928	290,202	—	289,925	—
	Beneficiary Certificates	The Forever Fund	—	Short- term investments	17,474	230,000	—	231,116	—
	Beneficiary Certificates	Solomon Fund	—	Short- term investments	13,396	140,000	—	142,738	—
	Beneficiary Certificates	Prudential Bond Fund	—	Short- term investments	7,632	108,000	—	108,611	—

					December 31, 2001				
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Beneficiary Certificates	Yuanda Duo Li Fund etc.	—	Short- term investments	—	$ 1,171,211	—	$ 1,143,816	—
	Stock	First Commercial Bank etc.	—	Short- term investments	—	602,063	—	317,360	—
	Stock	PCS(BVI) Holdings Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	37,443	1,179,960	100.00%	1,179,960	—
	Stock	President Drugstore Business Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19,800	174,424	99.99%	174,424	—
	Stock	Ren-Hui Investment Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19,800	146,261	99.99%	146,261	—
	Stock	President Transnet Corp.	Subsidary accounted by equity method	Long-term investments	39,600	161,680	80.00%	2,327	—
	Stock	Mech-President Co., Ltd.	Subsidary accounted by equity method	Long-term investments	43,759	147,290	66.30%	118,592	—
	Stock	President Musashino Corp	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	29,880	306,117	60.00%	292,534	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Uni-President Cold-chain Corp.	Subsidary accounted by equity method	Long-term investments	14, 280	$ 293, 596	60. 00%	$ 207, 324	—
	Stock	President Information Corp.	Subsidary accounted by equity method	Long-term investments	7, 150	113, 138	54. 17%	87, 748	—
	Stock	Uni-President Takashimaya Co., Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	12, 500	123, 255	50. 00%	123, 255	—
	Stock	Retail Support International Corp.	Subisdiary accounted by equity method	Long-term investments	5, 000	106, 808	25. 00%	80, 325	—
	Stock	Dayeh Takashimaya Department Store Inc.	—	Long-term investments	20, 000	270, 000	16. 67%	219, 224	—
	Stock	Tonpal Optoelectronics Inc.	Subsudiary accounted by equity method	Long-term investments	209, 249	2, 299, 197	10. 36%	2, 328, 139	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsudiary accounted by equity method	Long-term investments	32. 440	202. 064	10. 10%	30. 738	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	500, 000	3. 33%	461. 115	—
	Stock	Kaohsiung Rapid Transit Corp.	A Subsidiary of President International Development Corp is its director.	Long-term investments	20, 000	203, 714	2. 46%	210, 000	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001: Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	27,932	$ 140,534	2.28%	$ 311,443	—
	Stock	New Century Info-comm . Co., Ltd.	A Subsidiary of President International Development Corp is its director.	Long-term investments	42,400	424,000	0.89%	428,810	—
	Stock	Wisdom Distribution Service Corp. etc.	A Subsidiary of President Chain Store Corp. (accounted by equity method) etc.	Long-term investments	—	920,779	5.50%～ 99.99%	880,207	—
Ton Yi Industrial Corp.	Stock	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Long-term investments	4,001	(772,203)	100.00%	(772,219)	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	18,480	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	500,000	3.33%	464,500	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	115,664	1.75%	141,014	—
	Stock	Tove Can Vietnam Corp. etc.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method) etc.	Long-term investments	—	140,786	0.02%～ 100.00%	141,070	—
Uni-President Oven Bakery Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	4,822	61,219	—	61,918	—
President Packaging Ind. Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	—	7,000	—	7,559	—
Uni- President Cold-Chain Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	64,136	—	64,261	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	1,000	10,000	16.67%	11,480	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
Retail Support International Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	—	$	111,966	—	$	112,026	—
	Beneficiary Certificates	Home Run Fund etc.	—	Short- term investments	—		1,281	—		1,283	—
	Stock	President Logistics International Corp. etc.	A subsidiary of Retail Support International Corp. (accounted by equity method) etc.	Long-term investments	—		67,459	2.50%~ 58.33%		63,922	—
President Transnet Corp.	Beneficiary Certificates	Quality Fune	—	Short- term investments	200		2,000	—		930	—
President Information Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—		39,827	—		41,642	—
	Stock	Bank Pro E-Serrice Techology Company	—	Long-term investments	450		4,500	5.00%		2,997	—
Kai Yu Investment (BVI) Co., Ltd.	Beneficiary Certificates	Kingston Yield Enhancement Fund	—	Short-term investments	6	US	55,891	—	US	49,824	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short-term investments	110	US	11,220	—	US	11,377	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	4,946	100.00%	RMB	40,940	—
	Stock	Shanghai Fwuso Tai Industry Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	2,959	100.00%	RMB	32,730	—
	Stock	Kunshan President Kikkoman Biotechnology Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	2,874	50.00%	RMB	23,790	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US$	7,724	10.00%	RMB$	64,388	—
	Stock	Tianjiang President Industrial Co.,Ltd	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	3,520	10.00%	RMB	11,685	—
	Stock	Fuchou President Co., Ltd. etc.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	US	3,577	4.11%~ 100.00%	RMB	15,834	—
President Enterprises (China) Investment Co., Ltd.	Stock	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	360,668	100.00%	RMB	397,917	—
	Stock	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	351,669	100.00%	RMB	222,128	—
	Stock	Wuhan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	285,593	100.00%	RMB	298,742	—

					December 31, 2001						
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Chengdu President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	181, 691	100. 00%	RMB$	159, 970	—
	Stock	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	169, 211	100. 00%	RMB	177, 377	—
	Stock	Zhongshan President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	111, 166	100. 00%	RMB	110, 747	—
	Stock	Xinjiang President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	110, 410	100. 00%	RMB	41, 991	—
	Stock	Harbin President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	109, 942	100. 00%	RMB	109, 961	—
	Stock	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	80, 880	100. 00%	RMB	80, 911	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Meishan President Feed & Oil Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$ 70,256	100.00%	RMB$ 72,644	—
	Stock	Tianjing President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 95,309	94.49%	RMB 53,238	—
	Stock	Qingdao President Feed & Livestock Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 91,164	80.00%	RMB 86,400	—
	Stock	Shanghai President Enterprises Livestock Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 38,264	78.25%	RMB 12,189	—
	Stock	Beijng President Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 45,596	55.00%	RMB 68,300	—
	Stock	Kunshan Sanwa Food Industry Co., Ltd.	—	Long-term investments	—	RMB 733	15.00%	RMB 3,198	—
Union Chinese Corp.	Stock	Uni-President Enterprises Corp. etc.	The Company etc.	Short-term investments	—	36,024	—	11,730	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President International Investment (BVI) Holdings Ltd.	Stock	Impax Laboratories Inc. etc.	—	Short-term investments	—	US$	3,181	—	US$	15,798	—
	Stock	Uni- Home Tech Corp.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	43,972	US	55,293	50.00%	US	55,196	—
	Stock	Presiclerc Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	4,750	US	4,750	47.50%	US	4,750	—
	Stock	President Energy Development (Coyman Islands) Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	15,834	US	14,782	42.11%	US	14,200	—
	Stock	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	—	Long-term investments	—	US	46,467	30.00%	US	46,467	—
	Stock	Outlook Investment Pte Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7,433	US	5,141	25.00%	US	5,141	—
	Stock	Accuary Inc.	—	Long-term investments	4,833	US	11,500	18.44%	US	433	—
	Stock	Aurora Imaging Technology, Inc.	—	Long-term investments	1,250	US	3,750	14.71%	(US	912)	—
	Stock	RF Integrated Corporation	—	Long-term investments	4,000	US	4,000	10.02%	US	4,000	—
	Stock	Global Strategic investment	—	Long-term investments	3,000	US	3,000	3.77%	US	2,972	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Scino Pharn. (Kunshan) Biochemical Technology Co., Ltd. etc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US$ 11, 186	0. 66%~ 33. 33%	US$ 18, 856	—
President Life Science Co., Ltd.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	—	150, 944	—	151, 096	—
	Stock	President Life Science Cayman Co., Ltd.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method)	Long-term investments	20, 250	634, 745	100. 00%	634, 745	—
		Origene Technologies, Inc.	—	Long-term investments	1, 930	198, 180	12. 56%	8, 895	—
		Athersys Inc.	—	Long-term investments	635	312, 787	3. 55%	1, 513	—
		President Biosystem Co., Ltd. etc.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	210, 892	0. 50%~ 96. 25%	114, 897	—
G-Advanced Semiconductor Technology Corp.	Beneficiary Certificates	Entrust Kivin Bond Fund	—	Short-term investments	—	21, 940	—	22, 025	—
President Chain Store (BVI) Holdings Ltd.	Stock	President Chain Store (Labuan)Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	19, 910	US 17, 871	100. 00%	US 17, 871	—
	Stock	President Coffee (Cayman) Holdings Ltd. etc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3, 000	US 1, 354	50. 00%	US 1, 354	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Drugstore Business Corp.	Beneficiary Certificates	Entrust Kivin Bond Fund	—	Short-term investments	400	$ 4, 000	—	$ 4, 030	—
Ren-Hui Investments Corp.	Beneficiary Certificates	Trustwell Bond Fund etc.	—	Short-term investments	—	86, 310	—	88, 379	—
	Stock	Acer Peripherals, Inc etc.	—	Short-term investments	—	158, 730	—	57, 886	—
Wisdon Distribution Service Corp.	Beneficiary Certificates	Union Bond Fund etc.	—	Short-term investments	—	69, 000	—	69, 122	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	1, 000	10, 000	16. 67%	11, 480	—
Mech-President Co. Ltd.	Stock	Safety Elevator Corp. etc.	A subsidiary of Mech-President Co. Ltd. (accounted by equity method) etc.	Long-term investments	—	17, 762	99. 99%~ 100. 00%	17, 761	—
President Direct Marketing Corp.	Beneficiary Certificates	Asia Pacific Bond Fund	—	Short-term investments	—	76, 604	—	69, 670	—
Capital Inventory Service Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	46, 953	—	48, 367	—
President Engineering Technology Corp.	Beneficiary Certificates	Prudential Bond Fund	—	Short-term investments	705	100, 000	—	10, 029	—
President Yamako Corp.	Beneficiary Certificates	HSBC Money MGMT Fund	—	Short-term investments	220	3, 000	—	3, 024	—
Cayman Ton Yi Industrial Holdings Ltd.	Stock	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 4, 443	100. 00%	US 4, 443	—
	Stock	Chengdu Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 2, 727	100. 00%	US 2, 727	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Hong Kong Ton Yi Industrial Holdings Ltd. etc.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US$ 232	100.00%	US$ 232	—
	Stock	Cayman Fujian Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 26,610	88.58%	US 26,610	—
	Stock	Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 15,898	87.93%	US 15,898	—
Retail Support Taiwan Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	4,487	—	4,493	—
President Logistics Internation Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	73,498	—	73,664	—
Kunshan President Enterprises Food Co.,Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Kunshan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB 2,505	50.00%	RMB 2,505	—
	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB 43,760	100.00%	RMB 43,760	—
Wuhan President Enterprises Food Co.,Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB 2,505	50.00%	RMB 2,505	—
President Medical Beneficiary Technologies Corp., Ltd.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	370	5,331	—	5,331	—

					December 31, 2001						
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President Energy Development (Cayman Islands) Ltd.	Stock	Tung Ting Gas Corpoation	The Subsidiary of President Interational Development Corp. is its director	Long-term investments	40,416	US$	12,137	7.75%	US$	10,823	—
President Life Sciences Cayman Co.,Ltd.	Stock	Orchid Biosciences Inc.	—	Short-term investments	1,000	US	6,180	3.02%	US	4,660	—
	Stock	Arena Pharmaceuticial Inc. etc.	—	Short-term investments	—	US	3,463	—	US	6,181	—
	Stock	Aura Oncology Systems Inc.	Investee accounted by equity method.	Long-term investments	4,545	US	3,021	32.85%	US	447	—
	Stock	Plantaceutica, Inc, etc.	Investee accounted by equity method.	Long-term investments	—	US	4,790	29.41% ~ 70.88%	US	2,865	—
President Biosystem Co., Ltd.	Beneficiary Certificates	Entrust Kirin Bond Fund	—	Short-term investments	—		50,148	—		50,716	—
President Chain Store (Labuan) Holding Ltd.	Stock	Philippine Seven Corp.	Investee accounted by equity method.	Long-term investments	119,575	US	17,847	50.40%	US	17,847	—
President Coffee (Cayman) Holding Ltd.	Stock	Shanghai President Coffee Corp.	Investee accounted by equity method.	Long-term investments	—	US	2,151	100.00%	US	2,151	—
Philppine Seven Corp.	Stock	Convenience Distribution INC.	Investee accounted by equity method.	Long-term investments	3,800	PESO	42,585	100.00%	PESO	42,585	—
		Stort Sites Holding Inc.	Investee accounted by equity method.	Long-term investments	40	PESO	43,152	40.00%	PESO	43,152	—
Cayman Fujian Ton Yi Holding Ltd.	Stock	Fujian Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	29,935	83.58%	US	29,935	—
Cayman Jiangsu Ton Yi Holding Ltd.	Stock	Jiangsu Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	18,099	82.86%	US	18,099	—

(Note 1) 33,400 thousands shares of the outstanding common stock with market value of $408,813 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 2) 18,127 thousands shares of the outstanding common stock with market value of $105,677 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 3) 18,000 thousands shares of the outstanding common stock with market value of $72,901 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 4) 65,860 thousands shares of the outstanding common stock with market value of $806,130 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 5) 14,300 thousands shares of the outstanding common stock with market value of $57,686 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 6) 1,998 thousands shares of the outstanding common stock with market value of $83,387 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 7) 6,597 thousands shares of the outstanding common stock with market value of $38,462 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 8) 1,400 thousands shares of the outstanding common stock with market value of $35,720 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 9) 450 thousands shares of the outstanding common stock of Everspring Industry Co., Ltd. with market value of $14,282, the 600 thousands shares of common stock of Macronix International Co., Ltd. with market value of $15,600 and the 1,826 thousands shares of common stock of Compal Electronics Inc. with fair value of $75,814 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 10) 149,994 thousands shares of the outstanding common stock with market value of $1,507,860 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 11) 39,100 thousands shares of the outstanding common stock with market value of $610,354 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 12) 55,400 thousands shares of the outstanding common stock with market value of $492,540 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 13) 24,400 thousands shares of the outstanding common stock with market value of $276,406 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 14) 266,500 thousands shares of the outstanding common stock with market value of $2,966,165 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 15) 19,875 thousands shares of the outstanding common stock with market value of $207,224 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 16) 253,200 thousands shares of the outstanding common stock with market value of $2,532,000 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 17) 1 thousands shares of the outstanding common stock with market value of (CAN 340)) were used as collaterals for issuance of commercial papers of President Asian Enterprises Inc.

(4) The cumulative buying or selling balance of one specific security exceeding the lower of NT$100,000 and 20 percent of the capital stock (Units in thousands of currencies indicated):

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
rs	Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
dent	Mutual Funds:															
es	Equity Certificates relating to ABN AMRL Global Retail Index	Short-term investments	–	–	–	$ –	457	$ 1,623,821	–	$ –	$ –	$ –	–	$ –	457	$ 1,623,821
	Stock:															
	President Chain Store Corp.	Long-term investments	–	–	273,674	5,334,194	28,711	2,043,528	(31,583)	2,302,165	(627,667)	1,674,498	36,314	(125,670)	307,116	6,624,385
	Presicarre Corp.	Long-term investments	–	–	90,833	2,538,778	–	–	(27,272)	3,534,724	(687,071)	2,847,653	24,000	361,595	87,561	2,213,302
	Scino Pharm Taiwan Ltd.	Long-term investments	(Note 1)	(Note 1)	28,750	287,500	20,000	239,600	–	–	–	–	–	–	48,750	527,100
	Uni-President Glass Industrial Co., Ltd.	Long-term investments	(Note 2)	(Note 2)	–	–	36,000	397,366	–	–	–	–	–	(448)	36,000	396,918
	Allianz President Life Insurance Co., Ltd.	Long-term investments	Capital increase	–	23,998	239,984	13,007	130,068	–	–	–	–	(16,799)	(168,252)	20,206	201,800
	Uni-President Cold-Chain Corp.	Long-term investments	(Note 1)	(Note 1)	9,900	109,289	–	–	(7,140)	185,578	(90,281)	95,297	2,000	(46,831)	4,760	65,839
	Retail Support International Corp.	Long-term investments	(Note 3)	(Note 3)	8,160	120,605	–	–	(6,200)	237,180	(90,483)	146,697	2,040	33,985	4,000	64,107
	Cathay United Bank	Long-term investments	–	–	20,885	107,462	–	–	(17,584)	114,564	(90,558)	24,006	–	–	3,301	16,904
	President Musashino Corp.	Long-term investments	(Note 2)	(Note 2)	5,940	48,037	4,500	45,000	(10,440)	114,495	(98,541)	15,954	–	5,504	–	–

rs	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Mutual Funds:															
nal nt	Equity Certificates relating to ABN AMRL Global Retail Index	Short-term investments	–	–	–	$ –	270	US$ 27, 392	–	$ –	$ –	$ –	–	$ –	270	US$ 27, 39
	Stock:															
	Uni-President (USA). Inc.	Long-term investments	Capital increase	–	120	US 8, 542	30	US 3, 000	–	–	–	–	–	(US 1, 521)	150	US 10, 02
	Mutual Funds:															
nt	Home Run Fund	Short-term investments	–	–	–	–	20, 153	283, 600	(20, 153)	284, 063	(283, 600)	463	–	–	–	–
	TIIM Bond Fund	Short-term investments	–	–	–	–	9, 885	125, 900	(9, 885)	126, 350	(125, 900)	450	–	–	–	–
	Stock:															
	Der Pao Construction Co., Ltd.	Short-term investments	–	–	10, 607	178, 767	–	–	(10, 222)	70, 410	(172, 241)	(101, 831)	–	–	385	6, 526
	Nan Ya Plastics Corp.	Short-term investments	–	–	5, 830	356, 909	–	–	(6, 296)	143, 349	(356, 909)	(213, 560)	466	–	–	–
	Formosa Chemicals & Fibre Corp.	Short-term investments	–	–	4, 943	190, 678	–	–	(5, 091)	122 558	(190, 678)	(68, 120)	148	–	–	–
	Formosa Plastics Corp.	Short-term investments	–	–	3, 204	179, 384	–	–	(3, 428)	114, 486	(179, 384)	(64, 898)	224	–	–	–
	Kai Yu (BVI) Investment Co., Ltd.	Long-term investments	Capital increase	–	13, 160	381, 812	13, 718	460, 695	–	–	–	–	–	(329, 029)	26, 878	513, 478
	Mutual Funds:															
td.	ABN Equity Certificates	Short-term investments	–	–	–	–	20, 672	US 38, 038	(1, 565)	US 3, 385	(US 2, 880)	US 505	–	US –	19, 107	US 35, 158

rs	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Genesis Special Growth Fund	Short-term investments	–	–	–	$ –	3	US$ 29,722	–	US$ 5,356	(US$ 4,741)	US$ 615	–	$ –	3	US$ 24,981
	ABN Capital Protected Unit	Short-term investments	–	–	–	–	183	18,734	–	–	–	–	–	–	183	18,734
	Stock:															
	President Enterprises (Chain) Investment Co., Ltd.	Long-term investments	Capital increase	–	–	US 258,392	–	US 8,000	–	–	–	–	–	(US 28,003)	–	US 238,389
	Uni-President Vietnam Co., Ltd.	Long-term investments	Capital increase	–	–	US 12,805	–	US 9,000	–	–	–	–	–	(US 2,194)	–	US 19,611
	Guangathou President Convenience Store Co., Ltd.	Long-term investments	Capital increase	–	–	US 810	–	US 2,970	–	–	–	–	–	–	–	US 3,780
	Stock:															
nal	Retail Support International Corp.	Long-term investments	(Note 4)	(Note 4)	–	–	4,000	153,480	–	–	–	–	–	(599)	4,000	152,881
	President International Development Corp.	Long-term investments	(Note 5)	(Note 5)	–	–	10,000	102,800	–	–	–	–	–	–	10,000	102,800
	Mutual Funds:															
entic-	James Bond Fund	Short-term investments	–	–	–	–	7,452	123,000	(7,452)	123,090	(123,000)	90	–	–	–	–
	Mutual Funds:															
nal nent	James Bond Fund	Short-term investments	–	–	–	–	101,388	1,411,910	(101,388)	1,414,394	(1,411,910)	2,484	–	–	–	–

Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
				Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Home Run Fund	Short-term investments	–	–	284	$ 3,476	59,164	$ 738,650	(59,448)	$ 743,015	($ 742,126)	$ 889	–	$ –	–	$ –
Government Bonds:															
Central Government Bonds	Short-term investments	–	–	–	599,725	–	8,414,045	–	8,734,416	(8,725,640)	8,776	–	–	–	288,130
Convertible Bonds:															
Optoma Corp.	Short-term investments	–	–	–	–	1,800	180,000	–	–	–	–	–	–	1,800	180,000
Common Stocks of Listed Companies:															
Compal Electronice Inc.	Short-term investments	–	–	–	–	2,884	142,088	(1,080)	62,140	(57,185)	4,955	223	–	2,027	84,903
ASUSTek Computer Inc.	Short-term investments	–	–	–	–	660	101,388	(470)	72,998	(72,768)	230	–	–	190	28,620
United Microelectronics Corp.	Short-term investments	–	–	400	35,518	4,780	173,594	(5,180)	215,776	(209,112)	6,664	–	–	–	–
Yageo Corp.	Short-term investments	–	–	–	–	3,170	162,836	(3,170)	161,642	(162,836)	(1,194)	–	–	–	–
Quanta Computer Inc.	Short-term investments	–	–	–	–	1,450	162,084	(1,450)	156,155	(162,084)	(5,929)	–	–	–	–
Taiwan Semiconductor Manufacturing Co., Ltd.	Short-term investments	–	–	650	97,464	1,215	97,273	(1,865)	160,936	(194,737)	(33,081)	–	–	–	–
Optoma Corporation	Short-term investments	–	–	2,180	55,525	1,860	52,534	(4,040)	136,710	(108,059)	28,651	–	–	–	–

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
rs	Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Universal Scientific Industial Co., Ltd.	Short-term investments	—	—	3,318	$ 94,726	1,760	$ 33,646	(5,078)	$ 129,064	($ 128,372)	$ 692	—	$ —	—	$ -
	President International Investment (BVI) Co.	Long-term investments	Capital increase	—	86,000	3,029,155	35,710	1,211,269	—	—	—	—	(3,261)	829,873	118,449	5,070,297
	Tung Ting Gas Corporation	Long-term investments	Capital increase	—	19,875	215,431	19,238	192,375	—	—	—	—	—	—	39,113	407,806
	Presitex Co., Ltd.	Long-term investments	(Note 4) and Capital increase	—	—	—	18,918	189,182	—	—	—	—	—	(32,467)	18,918	156,715
	Emerging Display Technloging Corp.	Long-term investments	New establishment	—	—	—	3,725	114,625	(358)	19,646	(17,220)	2,426	—	—	3,367	97,405
	Uni-President Glass Industrial Co., Ltd.	Long-term investments	(Note 4)	—	36,000	333,959	—	—	(36,000)	397,366	(292,499)	104,867	—	(41,460)	—	—
	Mass Mutual Mercuries Life Co., Ltd.	Long-term investments	—	—	4,571	159,985	—	—	(4,571)	46,786	(159,985)	(113,199)	—	—	—	—
	President Transnet Corp.	Long-term investments	(Note 1)	—	10,500	68,300	—	—	(10,500)	113,479	(12,030)	101,449	—	(56,270)	—	—
	Mutual Fund:															
ort	Financial Return Fund	Short-term investments	—	—	—	—	48,409	610,202	(25,481)	320,612	(320,000)	612	—	—	22,928	290,202
	The Forever Fund	Short-term investments	—	—	—	—	46,525	602,000	(29,051)	373,374	(372,000)	1,374	—	—	17,474	230,000
	Solomon Bond Fund	Short-term investments	—	—	4,926	50,000	32,852	339,000	(24,382)	249,726	(249,000)	726	—	—	13,396	140,000
	Prudential Bond Fund	Short-term investments	—	—	—	—	59,620	835,000	(51,988)	729,037	(727,000)	2,037	—	—	7,632	108,000

				Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Barits Bond Fund	Short-term investments	–	–	–	$ –	79,010	$ 865,000	(70,359)	$ 771,137	($ 769,000)	$ 2,137	–	$ –	8,651	$ 96,000
Phoenis Bond Fund	Short-term investments	–	–	–	–	45,656	610,000	(38,703)	518,529	(515,000)	3,529	–	–	6,953	95,000
THM Bond Fund	Short-term investments	–	–	–	–	162,194	2,050,000	(155,201)	1,966,273	(1,960,000)	6,273	–	–	6,993	90,000
Trustwell Bond Fund	Short-term investments	–	–	–	–	125,609	1,425,000	(117,862)	1,337,720	(1,335,000)	2,720	–	–	7,747	90,000
Sheng Hua 1699 Bond Fund	Short-term investments	–	–	19,454	210,000	158,677	1,748,000	(171,013)	1,884,724	(1,878,000)	6,724	–	–	7,118	80,000
Union Bond Fund	Short-term investments	–	–	–	–	33,235	360,000	(28,700)	310,949	(310,000)	949	–	–	4,535	50,000
Ta-chong Bond Fund	Short-term investments	–	–	–	–	26,030	299,000	(21,824)	249,276	(249,000)	276	–	–	4,206	50,000
James Bond Fund	Short-term investments	–	–	–	–	66,389	918,242	(64,119)	887,874	(886,242)	1,632	–	–	2,270	32,000
Asia-Pacific Bond Fund	Short-term investments	–	–	6,301	70,000	138,513	1,569,000	(144,814)	1,642,508	(1,639,000)	3,508	–	–	–	–
Polaris De-li Fond	Short-term investments	–	–	–	–	38,934	525,000	(38,934)	530,386	(525,000)	5,386	–	–	–	–
Capital Safe income Fund	Short-term investments	–	–	–	–	90,628	1,184,000	(90,628)	1,186,484	(1,184,000)	2,484	–	–	–	–
Home-Run Fund	Short-term investments	–	–	–	–	60,605	764,000	(60,605)	766,106	(764,000)	2,106	–	–	–	–
Tai-Yu Long River Bond Fund	Short-term investments	–	–	–	–	71,061	749,000	(71,061)	751,269	(749,000)	2,269	–	–	–	–

Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Jih Sun Bond Fund	Short-term investments	–	–	–	$ –	51,882	$ 640,000	(51,882)	$ 641,253	($ 640,000)	$ 1,253	–	$ –	–	$ –
NITC Taiwan Bond Fund	Short-term investments	–	–	–	–	33,830	428,000	33,830	428,982	(428,000)	982	–	–	–	–
Taiwan Bond OAM Fund	Short-term investments	–	–	–	–	31,589	328,000	(31,589)	328,457	(328,000)	457	–	–	–	–
Financial Bond Fund	Short-term investments	–	–	–	–	21,873	290,522	(21,873)	290,740	(290,522)	218	–	–	–	–
TIIM High Yield Fund	Short-term investments	–	–	–	–	24,770	269,000	(24,770)	273,728	(269,000)	4,728	–	–	–	–
Shinkong Chi-Shin Fund	Short-term investments	–	–	–	–	14,595	189,000	(14,595)	189,763	(189,000)	763	–	–	–	–
Taiwan Chi-Shin Fund	Short-term investments	–	–	15,913	200,000	12,941	179,000	(28,854)	380,219	(379,000)	1,219	–	–	–	–
Grand Cathy Fund	Short-term investments	–	–	–	–	15,820	160,000	(15,820)	162,567	(160,000)	2,567	–	–	–	–
Sheng Hua 5599 Fund	Short-term investments	–	–	–	–	13,542	136,500	(13,542)	137,240	(136,500)	740	–	–	–	–
Chain IR II Fund	Short-term investments	–	–	–	–	9,845	100,000	(9,845)	100,030	(100,000)	30	–	–	–	–
Stock:															
President Musashino Corp.	Long-term investments	(Note4)	(Note4)	5,940	48,089	23,940	249,840	–	–	–	–	–	8,188	29,880	306,117
Uni-President Cold-Chain Corp.	Long-term investments	(Note 4)	(Note 4)	5,940	73,905	8,340	186,137	–	–	–	–	–	33,554	14,280	293,596
Dayeh Takashimaya Department Store Inc.	Long-term investments	(Note 7)	(Note 7)	–	–	20,000	270,000	–	–	–	–	–	–	20,000	270,000

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
s	Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Preident Drugstore Busibess Corp.	Long-term investments	New establishment	–	19,800	$ 69,226	12,000	$ 120,000	–	$ –	$ –	–	(12,000)	($ 14,802)	19,800	$ 174,424
	President Transnet Corp.	Long-term investments	(Note 6)	(Note 6)	12,250	79,683	27,350	286,730	–	–	–	–	–	(204,733)	39,600	161,680
	Uni-President Takashimaya Co., Ltd.	Long-term investments	New establishment	–	–	–	12,500	125,000	–	–	–	–	–	(1,745)	12,500	123,255
	Books. com Co., Ltd.	Long-term investments	New establishment	–	–	–	10,000	100,400	–	–	–	–	–	(70,555)	10,000	29,845
	Scino Pharm Taiwan Ltd.	Long-term investments	(Note 4)	(Note 4)	20,000	200,000	–	–	(20,000)	238,881	(200,000)	38,881	–	–	–	–
	Stock:															
	Cayman Ton-Yi Industrial Holings Ltd.	Long-term investments	Capital increase	–	1	(1,287,925)	4,000	1,388,296	–	–	–	–	–	(872,574)	4,001	(772,203)
ent	Mutual Funds:															
ery	Home-Run Fund	Short-term investments	–	–	6,721	82,128	6,597	84,000	(8,496)	108,000	(104,909)	3,091	–	–	4,822	61,219
	Mutual Funds:															
al	James Bond Fund	Short-term investments	–	–	–	–	202,442	2,811,153	(194,525)	2,703,559	(2,699,187)	4,372	–	–	7,917	111,966
	Home-Run Fund	Short-term investments	–	–	6,111	74,770	124,319	1,560,600	(130,342)	1,637,137	(1,634,245)	2,892	–	–	88	1,125
	NITC Bond Fund	Short-term investments	–	–	–	–	2,945	442,740	(2,944)	442,910	(442,584)	326	–	–	1	156

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
rs	Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
lent	Mutual Funds:															
iin	James Bond Fund	Short-term investments	–	–	3,099	$ 41,735	121,863	$ 1,688,000	(122,201)	$1,693,135	($ 1,690,735)	$ 2,400	–	$ –	2,761	$ 39,000
	Home-Run Fund	Short-term investments	–	–	–	–	16,532	212,000	(14,810)	190,000	(189,926)	74	–	–	1,722	22,074
	Yuanda Duo Li II Fund	Short-term investments	–	–	–	–	20,215	267,000	(19,986)	264,208	(263,938)	270	–	–	229	3,062
	Ta-Chong Bond Fund	Short-term investments	–	–	–	–	31,839	370,000	(31,839)	370,349	(370,000)	349	–	–	–	–
	Prudential Bond Fund	Short-term investments	–	–	1,219	16,511	50,445	699,000	(51,664)	716,370	(715,511)	859	–	–	–	–
	Yuanda Duo Li Fund	Short-term investments	–	–	1,191	17,342	30,832	457,500	(32,023)	475,358	(474,842)	516	–	–	–	–
	Mutual Funds:															
ion	James Bond Fund	Short-term investments	–	–	2,530	34,075	13,478	186,000	(15,725)	216,959	(216,075)	884	–	–	283	4,000
VI)	Mutual Funds:															
nt	ABN Capital Protected Unit	Short-term investments	–	–	–	–	110	US 11,220	–	–	–	–	–	–	110	US 11,220

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
s	Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Stock:															
	Beijing President Food Co., Ltd.	Long-term investments	Capital increase	—	—	$ —	—	US$ 5,000	—	$ —	$ —	$ —	—	(US$ 54)	—	US$ 4,946
	Shanghai Fwuso Tai Industry Co., Ltd.	Long-term investments	(Note 8)	(Note 8)	—	—	—	US 3,208	—	—	—	—	—	(US 249)	—	US 2,959
s t	Kunshan President Enterprises Food Co., Ltd.	Long-term investments	Capital increase	—	—	RMB 305,188	—	RMB 41,391	—	—	—	—	—	RMB 14,089	—	RMB 360,66[illegible]
	Guangzhou President Enterprises Food Co., Ltd.	Long-term investments	Capital increase	—	—	RMB 372,222	—	RMB 24,834	—	—	—	—	—	(RMB 45,387)	—	RMB 351,66[illegible]
	Stock:															
nal t	Impax Laboratories, Inc.	Short-term investments	—	—	85	US 8,500	—	—	(3,000)	US 30,750	US 5,970	US 24,780	4,184	—	1,269	US 2,530
	Uni-Home Tech	Long-term investments	Capital increase	—	39,000	US 48,688	4,972	US 4,972	—	—	—	—	—	US 1,633	43,972	US 55,293
	Xiang Lu Petrochemicals (Xiamen) Co., Ltd	Long-term investments	Capital increase	—	—	—	—	US 46,800	—	—	—	—	—	(US 333)	—	US 46,467
	President Energy Development (Cayman Islands) Ltd.	Long-term investments	New establishment	—	—	—	15,834	US 15,834	—	—	—	—	—	(US 1,052)	15,834	US 14,782
	Presiclerc Ltd.	Long-term investments	New establishment	—	—	—	4,750	US 4,750	—	—	—	—	—	—	4,750	US 4,750
	RF Integrated Corp.	Long-term investments	New establishment	—	—	—	4,000	US 4,000	—	—	—	—	—	—	4,000	US 4,000
	Global Strategic Investment	Long-term investments	New establishment	—	—	—	3,000	US 3,000	—	—	—	—	—	—	3,000	US 3,000

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
rs	Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Stock:															
nces	President Life Sciences Cayman Co,. Ltd.	Long-term investments	Capital increase	–	13, 260	$ 438, 636	6, 990	$ 238, 086	–	$ –	$ –	$ –	–	($ 41, 977)	20, 250	$ 634, 745
	Mutual Funds:															
ion	Union Bond Fund	Short-term investments	–	–	961	10, 123	18, 675	206, 000	(16, 489)	181, 984	(181, 123)	861	–	–	3, 147	35, 000
	Phoenis Bond Fund	Short-term investments	–	–	–	–	9, 867	135, 000	(7, 384)	101, 134	(101, 000)	134	–	–	2, 483	34, 000
	James Bond Fund	Short-term investments	–	–	–	–	28, 193	392, 500	(28, 193)	393, 009	(392, 500)	509	–	–	–	–
	Home Run Fund	Short-term investments	–	–	1, 229	15, 000	13, 414	170, 000	(14, 643)	185, 771	(185, 000)	771	–	–	–	–
	NITC Bond Fund	Short-term investments	–	–	105	15, 000	940	140, 000	(1, 045)	155, 731	(155, 000)	731	–	–	–	–
	Jih Sun Bonds Fund	Short-term investments	–	–	–	–	13, 814	170, 000	(13, 814)	170, 537	(170, 000)	537	–	–	–	–
	Tai-Yu Long River Bond Fund	Short-term investments	–	–	–	–	13, 489	145, 000	(13, 489)	145, 189	(145, 000)	189	–	–	–	–
3	James Bond Fund	Short-term investments	–	–	–	–	13, 923	193, 000	(13, 923)	193, 554	(193, 000)	554	–	–	–	–
	Stock:															
nent	Tung Ting Gas Corporation	Long-term investments	Capital increase	–	20, 538	US 7, 166	19, 878	US 4, 971	–	–	–	–	–	–	40, 416	US 12, 137
td.																

(Note 1) The transaction party is President Chain Store Corp., which is a subsidiary accounted by equity method.

(Note 2) The transaction party is the President International Development Corp., which is a subsidiary accounted by equity method.

(Note 3) The transaction parties are the Presiident Chain Store Corp. and Nanlien International Corp., which are subsidiaries accounted by equity method.

(Note 4) The transaction parties is Uni-President Enterprises Corp. (the Company)

(Note 5) The transaction party is Tung Ho Development Co., Ltd. which is a subsidiary accounted by equity method.

(Note 6) The transaction party are Uni-President Enterprises Corp. (the Company) and President Internation Development Corp.(subsidiary accounted by equity method of the Company)

(Note 7) The transaction party is Takashimaya Department Inc. (non-related party)

(Note 8) The transaction party is Chia Fha Industry Singapore Pte Ltd. (non-related party)

(5) Acquisition of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital: None.

(6) Disposal of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital:

Company	Name of the Properties	Date of transaction	Acquisition date	Book value	Selling price	Status of payment receiving	Gain(Loss) form disposal	Name of the counterparty	Relationship	Reason for disposal	The bases or reference used in deciding the price	Other commitments
Uni-President Enterprise Corp.	Land and Buildings	6/28/2001	12/15/1999	$ 195, 729	$ 196, 721	$100,000 was paid when signing the contract and $96,721 would be paid on August 31,2001	$ 992	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price	–

(7) Related party transactions for purchases and sales amounts exceeding the lower of $100,000 and 20 percent of the capital stock:
(Units in thousands of currencies indicated):

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable(%)	Note
Uni-President Enterprises Corp.	President Kikkoman Inc.	Subsidiary accounted by equity method	Purchase	$ 698, 307	4%	Within one month	—	—	($ 55, 505)	(4)	—
	TTET Union Corp.	Subsidiary accounted by equity method	Purchase	548, 889	3%	Close its account at the end of each month, and pay within one week with post dated checks due in 30-45 days	—	(Note 1)	(26, 729)	(2)	—
	President Packaging Ind. Corp.	Subsidiary accounted by equity method	Purchase	389, 660	2%	Within one month	—	—	(39, 325)	(3)	—
	President Nisshin Corp.	Subsidiary accounted by equity method	Purchase	257, 105	1%	Within 15 days	—	(Note 1)	(24, 218)	(2)	—
	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchase	182, 201	1%	Within 50 days	—	(Note 1)	(27, 807)	(2)	—
	Nanlien International Corp.	Subsidiary accounted by equity method	Purchase	111, 436	1%	Within one month	—	—	(7, 145)	(1)	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable(%)	Note
	Uni-President Cold Chain Corp.	Subsidiary accounted by equity method	(Sales)	($ 3,659,928)	(12%)	Within 20 days after previous month	—	(Note 2)	$ 256,154	7	—
	President Chain Store Corp.	Subsidiary accounted by equity method	(Sales)	(2,199,676)	(7%)	Within 20 days after previous month	—	(Note 2)	179,468	5	—
	Retail Support International Corp.	Subsidiary accounted by equity method	(Sales)	(2,198,211)	(7%)	Within 56 days after sales	—	(Note 2)	233,706	7	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(1,727,564)	(6%)	Within 77 days after sales	—	(Note 2)	351,655	10	—
	Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	(Sales)	(642,782)	(2%)	Within 20 days after previous month	—	(Note 2)	94,130	3	—
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(627,776)	(2%)	Within 77 days after sales	—	(Note 2)	63,746	2	—
	Ding-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(589,642)	(2%)	Within 20 days after sales	—	(Note 2)	20,864	1	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	(Sales)	($ 572, 332)	(2%)	Within 10 days after sales	—	(Note 2)	$ 37, 890	1	—
	Far-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(476, 873)	(2%)	Within 12 days after sales	—	(Note 2)	58, 314	2	—
	Tung Shun Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(455, 776)	(1%)	Within 12 days after sales	—	(Note 2)	85, 566	2	—
	Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(422, 493)	(1%)	Within 12 days after sales	—	(Note 2)	28, 210	1	—
	Tung Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(375, 508)	(1%)	Within 12 days after sales	—	(Note 2)	60, 619	2	—
	Tung Yi Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(233, 976)	(1%)	Within 12 days after sales	—	(Note 2)	41, 290	1	—
	Tung-Tse Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(217, 102)	(1%)	Within12 days after sales	—	(Note 2)	35, 658	1	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Lie Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	($ 182,079)	(1%)	Within 12 days after sales	—	(Note 2)	$ 7,666	—	—
	Tung-Po Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(168,487)	(1%)	Within 12 days after sales	—	(Note 2)	6,225	—	—
	Tung-Jing Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(163,922)	(1%)	Within 12 days after sales	—	(Note 2)	2	—	—
	Shang Chan Food Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(158,147)	(1%)	Within 12 days after sales	—	(Note 2)	7,268	—	—
	Uni-President Oven Bakery Corp.	Subsidiary accounted by equity method	(Sales)	(155,796)	(1%)	Within one month after sales	—	(Note 2)	29,139	1	—
	Yuan Hsin Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(155,295)	(1%)	Within 12 days after sales	—	(Note 2)	6,787	—	—
	Xin Yo Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(154,753)	(1%)	Within 12 days after sales	—	(Note 2)	23,597	1	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Lien Yo Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	($ 154, 298)	—	Within 12 days after sales	—	(Note 2)	$ 2, 438	—	—
	Lien Yi Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(147, 741)	—	Within 12 days after sales	—	(Note 2)	483	—	—
	Gean Fu Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(136, 878)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Tung Lin Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(134, 678)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Chi Fu Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(123, 414)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Tong Shien Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(119, 749)	—	Within 12 days after sales	—	(Note 2)	13, 676	—	—
	Feng Tong Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(119, 461)	—	Within 12 days after sales	—	(Note 2)	—	—	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable(%)	Note
	Huang Yi Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	($ 119, 281)	—	Within 12 days after sales	—	(Note 2)	$ 5, 877	—	—
	Chi Chiang Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(107, 690)	—	Within 12 days after sales	—	(Note 2)	1, 759	—	—
	Tong Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(107, 229)	—	Within 12 days after sales	—	(Note 2)	3, 056	—	—
	Mao Tong Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(101, 274)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Tong Lien Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(100, 538)	—	Within 12 days after sales	—	(Note 2)	2, 084	—	—
	Tong Yu Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(100, 369)	—	Within 12 days after sales	—	(Note 2)	28, 119	1	—
Nanlien International Corp.	President Chain Store Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	(Sales)	(544, 402)	(7%)	15～60 days	—	—	51, 834	12	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Presicarre Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	(Sales)	($ 295, 740)	(4%)	15～60 days	—	—	$ 66, 536	15	—
	Lien You Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(179, 126)	(2%)	15～60 days	—	—	13, 633	3	—
	Lien Lu Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(175, 262)	(2%)	15～60 days	—	—	55, 110	13	—
	Lien Bai Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(151, 540)	(2%)	15～60 days	—	—	5, 559	1	—
	U-Chanis Enterprises Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	(Sales)	(143, 422)	(2%)	15～60 days	—	—	6, 425	1	—
	Tun Hsiang Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(139, 313)	(2%)	15～60 days	—	—	24, 715	6	—
	Nella Ltd.	Subsidiary accounted by equity method	(Sales)	(134, 197)	(2%)	15～60 days	—	—	29, 243	7	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Lien Song Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	($ 131,053)	(2%)	15～60 days	—	—	$ 252	—	—
	Lien Hsu Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(118,772)	(2%)	15～60 days	—	—	13,386	3	—
	Uni-President Enterprises Corp.	Parent company	(Sales)	(111,436)	(1%)	15～60 days	—	—	7,145	2	—
President Nisshin Corp.	Uni-President Enterprises Corp.	Parent company	(Sales)	(257,105)	(35%)	1～2 months	—	—	24,218	35	—
President Chain Store Corp.	Retail Support International Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	15,280,112	33%	15～40 days	(Note 3)	—	(1,545,510)	(34)	(Note 5)
			(Other operating revenue)	(140,330)	—	15～40 days	(Note 4)	—	87,498	30	—
	Uni-President Cold Chain Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	6,661,848	14%	15～30 days	(Note 3)	—	(486,810)	(11)	—
	Wisdom Distribution Service Corp.	Subsidiary accounted by equity method	Purchase	2,796,441	6%	15～25 days	(Note 3)	—	(303,392)	(7)	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable(%)	Note
	Uni-President Enterprises Corp.	Parent company	Purchase	$ 2,199,676	5%	15~30 days	(Note 4)	—	($ 179,468)	(4)	—
	President Musashino Corp.	Subsidiary accounted by equity method	Purchase	569,821	1%	15 days	(Note 4)	—	(41,174)	(1)	—
	Nanlien International Corp.	A subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	544,402	1%	15~20 days	(Note 4)	—	(28,737)	(1)	—
	President Transnet Corp.	A subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	118,522	—	15~60 days	(Note 4)	—	(20,958)	—	—
Ton Yi Industrial Corp.	Tomen Corp.	Former Director (The term of office were due at July 2001)	Purchase	191,231	3%	The same as regular	—	—	—	—	—
	Cayman President Holding Ltd.	Subsidiary accounted by equity method	(Sales)	(3,309,184)	(26%)	The same as regular	—	—	998,112	63	—
	Hong Kong Ton Yi Industrial Holding Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(258,905)	(2%)	The same as regular	—	—	54,915	3	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	TTET Union Corp.	A subsidiary of Uni-President Enterprises Corp. (accounted by equity method)	(Sales)	($ 195,311)	(2%)	The same as regular	—	—	$ 18,982	1	—
	Uni-President Enterprises Corp.	Parent company	(Sales)	(182,201)	(1%)	The same as regular	—	—	27,807	2	—
Retail Support International Corp.	Uni-President Enterprises Corp.	Parent company	Purchase	152,198,211	14%	30～45 days	—	—	(233,706)	(11)	—
	President Chain Store Corp.	A subsidiary of Uni-	Purchase	140,330	1%	30 days	—	—	(77,371)	(4)	—
		President Enterprises Corp.(accounted by equity method)	(Sales)	(15,280,112)	(97%)	30～45 days	—	—	1,491,691	96	—
	President Packaging Ind. Corp.	A subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	122,467	1%	30～45 days	—	—	(15,627)	(1)	—
	President Drugstore Business Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	(Sales)	(228,537)	(1%)	30～60 days	—	—	129	—	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
Uni-President Cold Chain Corp.	Uni-President Enterprises Corp.	Parent company	Purchase	$ 3, 659, 928	62%	Within 20 days	(Note 4)	Within 15~50 days	($ 256, 154)	(53)	—
	President Chain Store Corp.	A subsidiary of Uni-President Enterrises Corp.(accounted by equity method)	(Sales)	(6, 661, 848)	(96%)	Within 30 days	(Note 6)	Within 15~50 days	487, 178	100	—
Cayman President Holding Ltd.	Ton Yi Industrial Corp.	A investor of the company	Purchase	US 98, 432	99%	—	—	—	(US 29, 378)	(85)	—
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of the company	(Sales)	(US 50, 904)	(51%)	—	—	—	US 17, 407	50	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of the company	(Sales)	(US 40, 455)	(41%)	—	—	—	US 13, 649	40	—
Hong Kong Ton Yi Industrial Holding Ltd.	Ton Yi Industrial Corp.	A investor of Cayman President Holding Ltd.	Purchase	US 7, 755	83%	—	—	—	(US 1, 604)	(51)	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(US 3, 355)	(37%)	—	—	—	US 3, 828	45	—
Fujian Ton Yi Co., Ltd.	Cayman President Holding Ltd.	A investor of the company	Purchase	US 50, 904	94%	—	—	—	(US 17, 407)	(78)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
Jiangsu Ton Yi Tinaplate Co., Ltd.	Cayman President Holding Ltd.	A investor of the company	Purchase	US$ 40,455	81%	—	—	—	(US$ 13,649)	(73)	—
	Hang Kong Ton Yi Industrial Holding Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Purchase	US 3,355	7%	—	—	—	(US 3,828)	(21)	—
	Wuxi Ton Yi Industrial Packaging Corp.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(US 8,699)	(15%)	—	—	—	US 2,909	24	—
Wuxi Ton Yi Industrial Packaging Corp.	Jingsu Ton Yi Tinaplate Co., Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Purchase	US 8,699	84%	—	—	—	(US 2,909)	(35)	—
Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd.(accounted by equity method)	Purchase	RMB 52,812	5%	30 days	—	—	(RMB 1,634)	(2)	—
			(Sales)	(RMB 47,030)	(4%)	30 days	—	—	RMB 832	1	—
	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd.(accounted by equity method)	Purchase	RMB 29,623	3%	30 days	—	—	(RMB 2,513)	3	—
	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	(Sales)	(RMB 50,089)	(4%)	30 days	—	—	RMB 1,814	3	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable(%)	Note
	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	(Sales)	(RMB$ 23, 842)	(2%)	30 days	—	—	RMB$ 408	1	—
Guangazhou President Enterprises Food Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	Purchase	RMB 50, 089	10%	30 days	—	—	(RMB 1, 814)	(4)	—
Shenyang President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	Purchase	RMB 23, 842	11%	30 days	—	—	(RMB 408)	(3)	—
Hefei President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	Purchase	RMB 47, 030	36%	30 days	—	—	(RMB 832)	(12)	—
			(Sales)	(RMB 52, 812)	(26%)	30 days	—	—	RMB 1, 634	48	—
Zhangjiagang President Nisshin Food Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	(Sales)	(RMB 29, 623)	(29%)	30 days	—	—	RMB 2, 513	20	—
Tianjiang President Enterprises Food Co., Ltd.	PT ABC President Enterprises Indoenesia	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(RMB 28, 572)	(29%)	30～120 days	—	—	RMB 8, 328	34	—

Note1: The terms of purchases and payments to regular suppliers is within one month, it depends on the company's payment policy.

Note2: The standard period of collection to regular customers is within two weeks after sales, it depends on client's credit worthiness.

Note3: The purchase cost from Retail Support International Corp., Uni-President Cold Chain Corp. and Wisdom Distribution Service Corp. includes markup computed by negotiated rate according to types of goods.

Note4: Insignificant variance.

Note5: Prepayment for phone cards of $91,200 to Retail Support International Corp at December 31, 2001.

Note6: The Sales of Uni-President Cold Chain Corp. includes markup computed by negotiated rate according to types of goods.

(8) Receivables form related parties exceeding the lower of NT$100,000 and 20 percent of the capital stock (Units in thousands of currencies indicated):

			Ending balance		Turnover	Deferred balance			
The name of the Company	Name of the counter party	Relationship	Accounts	Amounts	rate	Amounts	Resolve method	Subsequent balance	Allowance for doubtful amounts
Uni-President Enterprises Corp.	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	$ 351,655	5.21	$ —	—	$ 308,588	$ —
			Other Receivables	96	—	—	—	96	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Accounts Receivable	256,154	16.51	—	—	256,154	—
			Other Receivables	1,406	—	—	—	1,406	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	233,706	10.11	—	—	232,439	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	179,468	9.79	—	—	179,468	—
Cayman President Holding Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables	US 7,326	—	—	—	—	—
President International Development Corp.	G-Advanced Semiconductor Technology Corp.	Subsidiary accounted by equity method	Other Receivables (note)	254,767	—	—	—	—	—
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	87,498	—	—	—	87,498	—
			Other Receivables	208,386	—	—	—	163,983	—

The name of the Company	Name of the counter party	Relationship	Ending balance: Accounts		Ending balance: Amounts	Turnover rate	Deferred balance: Amounts	Deferred balance: Resolve method	Subsequent balance		Allowance for doubtful amounts
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Subsidiary accounted by equity method	Accounts Receivable	$	998,112	3.74	$ —	—	$	445,496	$ 28,209
			Other Receivabls		71,321	—	—	—			—
Retail Support International Corp.	President Chain Store Corp.	A subsidiary of Parent company (accounted by equity method)	Accounts Receivable		1,491,691	10.60	—	—		698,487	—
Uni-President Cold Chain Corp.	President Chain Store Corp.	A subsidiary of Parent company (accounted by equity method)	Accounts Receivable		487,178	14.00	—	—		399,184	—
President International Investment (BVI) Corp.	Hong Kong Xiang Lu Industries Ltd.	The director is the general manager of President International Investment (BVI) Corp.	Other Receivables	US	8,509	—	—	—		—	—
Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US	17,407	3.82	—	—	US	4,581	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US	13,649	3.73	—	—	US	2,942	—
	Hong Kong Ton Yi Industrial Holding Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US	1,537	1.00	—	—		—	—
			Other Receivables	US	5,209	—					

			Ending balance				Deferred balance			
The name of the Company	Name of the counter party	Relationship	Accounts		Amounts	Turnover rate	Amounts	Resolve method	Subsequent balance	Allowance for doubtful amounts
Hong Kong Ton Yi Industrial Holding Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holding Ltd. (accounted by equity method)	Accounts Receivable	US$	3, 828	1. 13	$ —	—	$ —	$ —
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holding Ltd. (accounted by equity method)	Other Receivables	US	3, 833	—	—	—	—	—
Nella Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables		114, 356	—	—	—	—	—
Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts Receivable	US	2, 909	2. 97	—	—	US 834	—
Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US	3, 833	—	—	—	—	—

			Ending balance			Deferred balance			
The name of the Company	Name of the counter party	Relationship	Accounts	Amounts	Turnover rate	Amounts	Resolve method	Subsequent balance	Allowance for doubtful amounts
Wuxi Ton Yi Industrial Packing Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US$ 6, 465	–	–	–	–	$ –

(Note) It is receivables from refund of capital investment.

9.Derivative Financial Instruments Transaction (Units in thousands of currencies indicated):

A. Cayman President Holding Ltd.(Including a subsidiary of Cayman President Holding Ltd. —Hong Kong President Holdings Ltd.)

a. Contract amount or notional principals amount and credit risk

	December 31,2001		
Derivative financial instrument	Contract amount (Notional principals amount)		Credit risk
Interest Rate Swap Contracts	USD$	75, 000	$ —
Forward Foreign Exchange Contracts	USD	8, 000	—
Foreign Currency Option—JPY/US	USD	18, 750	—

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The Interest Rate Swap Contracts is used for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, the market risk is immaterial.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financials instruments is for hedging. As the company has sufficient working capital and due to the certainty of the interest and exchange rate under the contracts. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives

(a). Interest Rate Swap Contracts

Ⅰ. Transaction terms:

Between October 17 to November 24, 2000, the company signed the contract agrees to pay or receive semi-annually the difference between floating and fixed interest rate during the 3- year period of the contract in US 50,000, and sign another contract between December 4 to December 5, 2001 agree to pay or receive semi-annually the difference between floating and fixed interest rate in one year at the amount of USD 25,000.

Ⅱ. The company sign the Interest Rate Swap Contract to hedge the effects of the assets and liabilities denominated in foreign currencies resulted from the variation of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions and they are evaluated periodically.

(b) Forward Foreign Exchange Contracts and Foreign Currency Option

The derivative financial instruments held by the company are not for trading purpose. The company engages in Forward Foregin Exchange Contract etc. in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements on the financial statements.

The liabilities and assets resulted from the Interest Rate Swap Contracts were offset. As of December 31, 2001, net liabilities to US$82 resulted from the Interest Rate Swap contracts recorded as other current liabilities. Royalty Income on Foreign Currency Option is recorded as non-operating revenue.

f. Fair value of the derivative financial instruments

Derivative financial instruments	December 31,2001			
	Book Value		Fair Value	
Interest Rate Swap Contracts	USD$	–	(USD$	2, 425)
Forward Foreign Exchange Contracts	USD	–	(USD	150)
Foreign Currency Option – JPY/US	USD	–	(USD	253)

B. Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

Derivative financial instruments	December 31,2001			
	Contract amount (Notional principals amount)		Credit risk	
Advance Purchase Forward Foreign Exchange Contracts – USD	US$	40, 020	$	17, 000
Foreign Currency Option – USD	US	191, 118		–
Currency Swap Contract – USD/NTD	US	197, 047		138, 827
	NTD	6, 736, 205		–

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is to hedge loss. Gain or loss resulted from fluctuation of interest or exchange rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, market risk is immaterial.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The company estimated that before August 23, 2002,the above Advance Purchases Forward Foreign Exchange Contracts will generate cash inflows of US $40,020 and cash outflows of $1,379,751.

The company estimated that before July 25, 2003, the Currency Swap Contract will generate cash inflows of US$197,047 and cash outflows of $6,736,205.

Before November 26 the above Advanced Purchase Forward Foreign Exchange Contracts generated cash inflow of US 27,000 and JPY 800,000 and cash outflow of 866,760 and US 7,269. Before January 12, 2001, The Currency Swap Contract estimated to generated cash inflow of 845,745 and cash outflow of US 25,500. Judging from the company current operations, the liquidity risk is low . And due to the certainty of Forward Foreign Exchange Contracts, the cash flow risk is minimal.

The company recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercise price is based on the current market value at the fixed cost, and the holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by the company are not for trading purpose. The company engages in Froward Foreign Exchange Contract and Currency Swap Contract in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

Derivative financial instruments	Premium or Net Receipts (Payments) on Forward Foreign Exchange December 31,2001
Advance Purchase Forward Foreign Exchange contract—USD	$ 17, 000(Note1)
Foreign Currency Option—USD	2, 800(Note2)
Currency Swap Contract—USD/NTD	138, 827(Note3)

(Note1) The net receipts in Advance Purchase Forward Foreign Exchange Contract—USD is $17,000 are recorded as prepayments and other current assets. The Advance Purchase Forward Foreign premium of $320 is recorded as other current liabilities, and the exchange gain of $16,680 is recorded as non-operating revenue.

(Note2) Royalty income is recorded as non-operating revenue.

(Note3) The net receipts on Currency Swap Contract—USD/NTD of $138,827 are recorded as prepayments and other current assets of $84,277 and other assets of $54,550, respectively, and the exchange gain of $38,457 and $100,370 are recorded as non-operating revenue and cumulative translation adjustments, respectively.

f. Fair value of derivative financial instruments.

Derivative financial instruments	December 31,2001 Book Value	Fair Value
Advance Purchase Forward Foreign Exchange Contract—USD	$ 17, 000	$ 17, 000
Foreign Currency Option—USD	—	2, 800
Currency Swap Contract—USD/NTD	138, 827	138, 827

The method and assumption used to estimate the fair value of derivative financial instruments are summarized as follows:

The fair value of derivative financial instruments are estimated based on the amount the company may receive or pay assuming that the contracts are settled at the balance sheet date. Generally, it includes the current unrealized gain from open contracts. Most of the derivative financial instruments have price quote by financial institution.

C. Investee of Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

Name of the investee	Financial instrument	Contract amount (Nominal principals amount)		Credit risk
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	USD$	43,860	$ –
		JPY	5,000,000	
	Foreign Currency Option	USD	12,000	–
		JPY	1,392,000	

The credit risk stated above represents the ultimate loss from the Interest Rate Swap Contracts if settled at the balance sheet date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings in Taiwan, the credit risk is minimal.

b. Market risk

The investee use Derivative Financial Instruments to hedge risk. Gain or loss resulted form fluctuation of exchange rates will be offseted by the gain or loss incurred from the hedged items.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The investee estimated that before January 14, 2003, the above currency Swap Contract will generate cash inflows of JPY$5,000,000 and cash outflows of US$43,860. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk is minimal.

The investee recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercies price is based on the current market value at the fixed cost, and holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the Company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by investee are not for trading purpose. The investee engages in Currency Swap Contracts in order to hedge risk of the liabilities denominated in foreign currencies resulted from fluctuation of exchange rates. The strategy adopted by the investee is to hedge most of the market risk. The hedging instruments are derivation financial instruments with inverse relationship the market value of the hedged positions and they are evaluated at periodically.

Royalty Income on Foreign Currency Option is recorded as non-operating revenue.

e. Presentation of derivative financial instruments on the financial statements

The liabilities and assets resulted from the Currency Swap Contract were offseted. As of December 31, 2001, net liabilities to US$5,866 resulted from the Currency Swap Contract were recorded as other current liabilities.

f. Fair value of the financial instruments.

Name of the investee	Derivative financial instruments	Book value	Fair value
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	(US$ 5, 866)	(US$ 5, 866)
	Foreign Currency Option	—	72

The method and assumption used by investee to estimate the fair value of derivative financial instruments are as follows:

The fair value of derivative financial instruments are estimated based on the amount the investee may receive or pay assuming that the contract is settled at the balance sheet date.Generally, it includes the unrealized gain or loss from the open contract.

ɫelated information on investee companies (Units in thousands of currencies indicated)

ɫstors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
ent ɛ Corp.	President International Trade and Investment Corp.	Trotola, British Virgin Island	Investment on manufacturing business	$ 218, 730	$ 218, 730	12	100. 00%	$ 1, 583, 227	($ 240, 897)	($ 240, 897)	Subsidiary
	Kai Yu Investment Co., Ltd.	Tainan Hsien	General investment	3, 200, 000	3, 200, 000	320, 000	100. 00%	737, 502	(1, 239, 556)	(1, 237, 861)	Subsidiary
	Uni-President Glass Industrial Co., Ltd.	Tainan Hsien	Glass	397, 366	—	36, 000	100. 00%	396, 918	(31, 587)	(448)	Subsidiary
	Kai Nan Investment Co., Ltd.	Tainan Hsien	General investment	600, 000	600, 000	60, 000	100. 00%	385, 458	(18, 175)	34, 450	Subsidiary
	President Global Corp.	Buena Park, CA, U.S.A	Instant noodle and juice can importation	147, 250	147, 250	500	100. 00%	310, 021	6, 887	6, 657	Subsidiary
	U-Chains Enterprise Corp.	Tainan Hsien	Distribution center	270, 036	270, 036	19, 800	100. 00%	243, 442	222	(11, 160)	Subsidiary
	Cayman President Holding Ltd.	Grand Cayman, Cayman Islands	Investment on manufacturing business	3, 209, 479	3, 209, 479	100, 060	100. 00%	142, 328	(162, 877)	(158, 717)	Subsidiary
	Nanlien International Corp.	Taipei City	Importation and exportation business	225, 459	225, 459	99, 999	99. 99%	982, 209	192, 576	107, 500	Subsidiary
	President Entertainment Corp.	Tainan Hsien	Entertaining business	901, 528	901, 528	63, 966	61. 80%	815, 868	(14, 140)	(8, 739)	Subsidiary
	President International Development Corp.	Taipei City	Construction and operation of shopping mall	8, 775, 000	8, 775, 000	877, 500	58. 50%	8, 024, 225	(623, 202)	(493, 678)	Subsidiary
	President Nisshin Corp.	Tainan Hsien	Processing, manufacturing and sale of vegetable oil	40, 808	40, 808	6, 120	51. 00%	114, 684	56, 807	27, 374	Subsidiary
	Tong-Jeng Development Corp.	Tainan City	Land exploitation	1, 500, 000	1, 500, 000	150, 000	50. 00%	1, 408, 190	(25, 129)	(12, 565)	—

...stors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	President Kikkoman Corp.	Tainan Hsien	Soy sauce	$ 45,000	$ 45,000	6,000	50.00%	$ 137,722	$ 53,750	$ 25,562	—
	President Chain Store Corp.	Taipei City	Operation of supermarket	4,659,640	2,957,408	307,116	44.28%	6,624,385	1,842,748	114,433	—
	Ton Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	8,737,720	8,737,720	665,148	43.34%	7,296,883	(392,318)	(402,892)	—
	Eagle Cold Storage Enterprise Co., Ltd.	Taichung City	Sale of cold foods	534,324	471,266	40,887	37.36%	482,785	11,031	(4,317)	—
	Tung Ho Development Co., Ltd.	Taipei City	Relaxation club	100,479	54,277	31,605	36.50%	262,881	(306,280)	(96,878)	—
	Mospec Semiconductor Corp.	Tainan Hsien	Manufacturing of electronic material	121,824	121,824	24,927	32.31%	276,014	36,163	10,830	—
	Presicarre Corp.	Taipei City	General merchandise	211,682	277,613	87,561	30.50%	2,213,302	1,702,451	681,594	—
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	315,066	315,066	44,535	29.51%	599,938	319,310	83,374	—
	President Securities Corp.	Taipei City	Business of securities	2,191,824	2,191,824	287,633	25.50%	4,009,879	1,287,372	312,887	—
	Qware System & Services Corp.	Taipei City	Business of computer system	195,287	195,287	13,475	24.76%	148,305	(127,112)	(31,515)	—
	Ztong Yee Industrial Co.	Tainan Hsien	Manufacturing of battery	149,944	149,944	18,042	20.00%	204,949	150,442	30,452	—
	Tonpal Optoelectronics Inc.	Hsinchu City	Manufacturing of electronic material	2,299,197	2,299,197	209,249	10.36%	2,331,917	258,706	26,802	—
	Alllianz President Lide Insurance Co., Ltd.	Taipei City	Insurance	202,064	304,180	20,206	10.10%	201,800	(241,017)	(264)	—
	Uni-President Dream Parks Corp. etc.	Tainan Hsien etc.	Construction of buildings etc.	1,684,368	1,941,997	—	7.14%～100.00%	653,501	(728,379)	(253,268)	—
...nternational Investment	Uni-President (USA) Inc.	City of industry, CA, U.S.A	Instant foods.	US 15,000	US 12,000	150	100.00%	US 10,021	(US 1,521)	—	Subsidiary
	Shanghai President International Foods Co., Ltd. etc	Shanghai City etc.	Cake, bread etc.	US 37,500	US 37,500	—	100.00%	US 4,452	(US 1,616)	—	Subsidiary

...tors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
...stment	Kai Yu Investment (BVI) Co., Ltd.	Tortola, British Virgin Island	General investment	$ 879, 167	$ 418, 472	26, 878	100. 00%	$ 513, 478	($ 355, 987)	$ —	Subsidiary
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	109, 233	94, 163	7, 582	5. 00%	102, 059	319, 310	—	—
	Ton-Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	405, 757	405, 757	24, 452	2. 00%	128, 755	(392, 318)	—	—
	Century Quick Service Restaurant Corp.etc.	Taipei City etc.	Instant foods etc.	561, 187	561, 187	—	60. 00%~ 100. 00%	184, 377	(164, 639)	—	Subsidiary
...vestment	President Securities Corp.	Taipei City	Business of securities	601, 180	601, 180	29, 109	2. 58%	563, 850	1, 287, 372	—	—
...lobal	Ameripec Inc.	Buena Park, CA, U.S.A	Sale of food	US 3, 951	US 3, 951	3	100. 00%	US 3, 951	(US 144)	—	Subsidiary
	President East Co., Ltd. etc.	New York, U.S.A etc.	Investment of buildings etc.	US 1, 022	US 1, 022	—	20. 00%~ 50. 00%	US 890	US 18	—	Subsidiary
...sident ...td.	President Enterprise (China) Investment Co., Ltd.	Shanghai City	Professional investment	US 248, 160	US 240, 160	—	100. 00%	US 238, 389	US 4, 388	—	Subsidiary
	Uni-President Vietnam Co., Ltd.	Ho Chi Minh City, Vietnam	Food, oil, ect.	US 22, 000	US 13, 000	—	100. 00%	US 19, 611	(US 1, 227)	—	Subsidiary
	Hong Kong President Holding Limited	Hong Kong	Professional investment	US 10, 349	US 10, 349	80, 000	100. 00%	(US 5, 719)	(US 4, 650)	—	Subsidiary
	Zhangjiagang President Nisshin Food Co., Ltd.	Zhangjiagang Free Trade Zone, Jiangsu	Oil and flour	US 10, 200	US 10, 200	—	60. 00%	US 9, 280	US 442	—	Subsidiary
	PT ABC President Enterprise Indonesia.	Jakarta, Indonesia	Instant noodles	US 7, 600	US 6, 570	6, 524	47, 41%	US 5, 409	US 1, 31	—	—
	Queen Holding (BVI) Limited	Tortola, British Virgin Islands	Professional investment	US 12, 067	US 12, 067	5	45. 40%	US 14, 573	US 2, 494	—	—
	PPG Investment, Inc.	Rancho, Cucamonga, U.S.A	Professional investment	US 3, 182	US 3, 182	—	45. 40%	US 3, 610	US 664	—	—
	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Chongqing City	Retailer	US 13, 191	US 13, 191	—	45. 00%	US 10, 450	US 1, 892	—	—

…stors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Jiafu (Tianjin) International Trading Co., Ltd.	Tianjin City	Retailer	US$ 5,400	US$ 5,400	—	45.00%	US$ 6,003	US$ 1,224	$ —	—
	Guangzhou President Supermarket Co., Ltd.	Guangzhou City	Supermarket	US 3,780	US 810	—	45.00%	US 3,780	—	—	—
	President Energy Development (Cayman Islands) Limited	Grand Cayman, Cayman Isalnds	Energy development	US 10,200	US 10,200	10,200	27.12%	US 9,147	(US 842)	—	Subsidiary
	Zhuhai Kirin President Brewery Co., Ltd.	Zhuhai City, Guangdong	Beer, mineral water	US 22,200	US 22,200	—	30.00%	US 23,393	RMB 2,741	—	—
	Uni-President International (HK) Co., Ltd. etc.	Hong Kong etc.	Trading etc.	US 28,798	US 21,911	—	20.00%～100.00%	US 3,068	(US 2,414)	—	Subsidiary
…ternational	Cayman Nanlien Holding Ltd.	Grand Cayman, Cayman Islands	Professional investment	130,664	130,664	4,010	100.00%	110,097	(2,792)	—	Subsidiary
	Retail Support International Corp.	Jungli City	Distribution center	153,480	—	4,000	20.00%	152,881	85,963	—	Subsidiary
	Lien Lu Enterprises Corp. etc.	Taipei Hsien etc.	Sale of foods etc.	1,167,485	780,935	—	20.00%～100.00%	1,116,740	305,799	—	Subsidiary
…latural Corp.	President Organics Co.,	Chung-Li City	Organic foods	20,000	20,000	2,000	20.00%	6,725	(24,557)	—	—
…nal …ent Corp.	President International Investment (BVI) Co.	Tortola, British Virgin Islands	General Investment	3,931,365	2,720,096	118,449	100.00%	5,070,297	750,137	—	Subsidiary
	President Life Science Co., Ltd.	Taipei City	Manufacturing of chemical material and instrument	1,500,000	1,500,000	150,000	100.00%	1,507,920	(81,112)	—	Subsidiary
	Ton-Jeng Development Corp.	Tainan Hsien	Land exploitation	1,800,000	1,800,000	150,000	50.00%	1,705,017	(25,129)	—	—
	Prexitex Co., Ltd.	Taipei City	Clothes	189,182	—	18,918	38.74%	156,715	(75,422)	—	—
	President Entertainment Corp.	Tainan Hsien	Entertaining business	1,186,008	1,186,008	39,534	38.20%	617,129	(14,140)	—	—
	Synergy ScienTech Corp.	Hsinchu City	Manufacturing of lithium battery	692,544	692,544	55,404	35.07%	576,118	(161,077)	—	—

...tors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Kang Na Hsiung Enterprise Co., Ltd.	Tainan Hsien	Tissue and sanitary towel	$ 425,269	$ 348,398	41,463	25.00%	$ 469,697	$ 121,252	$ —	—
	Tonpal Optoelectronics Inc.	Miaoli City	Manufacturing of electronic material	3,065,626	3,065,626	279,001	13.81%	3,105,302	258,706	—	—
	President Medical Technologies Corp., Ltd. etc.	Taipei City etc.	Wholesale business of precise instrument etc.	503,357	440,026	—	7.14%~ 50.00%	219,262	(523,623)	—	—
...sia ...s Inc.	T & T Supermarket Inc.	Richmond, BC, Canada	Business of wholesale	CAN 0.50	CAN 0.50	—	40.00%	CAN 5,278	CAN 4,095	—	—
	President Canada Contraction Inc. etc.	Burnaby, BC, Canada etc.	Real estate business etc.	CAN 0.35	CAN 0.35	—	50.00%~ 100.00%	(CAN 790)	(CAN 1,352)	—	—
...hain Store	PCS (BVI) Holding Ltd.	Tortola, British Virgin Islands	Professional investment	1,207,067	934,642	37,443	100.00%	1,179,960	(81,585)	—	Subsidiary
	President Drugstore Business Corp.	Taipei City	Sale of cosmetics and medicines	396,000	276,000	19,800	99.99%	174,424	(17,828)	—	Subsidiary
	Ren-Hui Investment Corp.	Taipei City	Professional investment	198,000	198,000	19,800	99.99%	146,261	(10,528)	—	Subsidiary
	President Transnet Corp.	Taipei Hsien	Distribution business	409,230	122,500	39,600	80.00%	161,680	(369,759)	—	Subsidiary
	Mech-President Co.	Tainan Hsien	Filling station and elevator	276,940	191,400	43,759	66.30%	147,290	190	—	Subsidiary
	President Musashino Corp.	Taipei City	Fresh Food	309,240	59,400	29,880	60.00%	306,117	27,262	—	Subsidiary
	Uni-President Cold Chain Co., Ltd.	Tainan Hsien	Distribution Center	237,437	51,300	14,280	60.00%	293,596	99,594	—	Subsidiary
	President Information Corp.	Taipei City	Information Services	100,264	36,000	7,150	54.17%	113,138	25,960	—	Subsidiary
	Uni-President Takashiyama Co., Ltd.	Taipei City	Department store	125,000	—	12,500	50.00%	123,255	(3,489)	—	—
	Retail Support International Corp.	Taoyuan Hsien etc.	Distribution Center	91,414	7,000	5,000	25.00%	85,963	85,963	—	—
	Wisdom Distribution Service Corp. etc.	Taipei City etc.	Delivery of magazine etc.	794,199	545,091	—	15.00%~ 99.99%	606,183	(136,768)	—	Subsidiary
...strial	Ton Yi (Cayman) Holding Ltd.	Grand Cayman, Cayman Islands	Professional investment	1,388,578	282	4,001	100.00%	(772,203)	(783,719)	—	—

...stors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Tovecan Vietnam Corp., Ltd. etc.	Ho Chi Minh City, Vietnam etc.	Manufacturing of can etc.	$ 62, 307	$ 55, 740	—	39. 99%~ 100. 00%	$ 109, 736	$ 15, 384	$ —	—
...port ...nal Corp.	President Logistics International Corp. etc.	Chung-Li City etc.	Transportation business etc.	51, 300	41, 300	—	51. 00%~ 58. 33%	64, 459	18, 955	—	—
...estment ..., Ltd.	Beijing President Enterprises Drinks & Food Co., Ltd.	Beijing City	Drinks	US 5, 000	—	—	100. 00%	US 4, 946	(US 51)	—	—
	Shanghai Fwuso Tai Industry Co., Ltd.	Shanghai City	Feeds	US 3, 208	—	—	100. 00%	US 2, 959	(US 335)	—	—
	Kunshan President Kikkoman Biotechnology Co., Ltd. etc.	Jiangsu Province Kurshan City	Soy sauce manufacture etc.	US 3, 000	US 2, 000	—	50. 00%	US 2, 874	(US 109)	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beer mineral water	US 7, 400	US 7, 400	—	10. 00%	US 7, 724	US 2, 741	—	—
	Fuchou President Co., Ltd. etc.	Fukien Province Fuchou City etc.	Instant noodles etc.	US 4, 700	US 2, 900	—	45. 00% ~100. 00%	3, 127	(US 777)	—	—
...Enterprises Investment	Kunshan President Enterprises Food Co., Ltd.	Jiangsu Province Kunshan City	Meat, instant noodles, soft drinks.	RMB 331, 112	RMB 289, 722	—	100. 00%	RMB 360, 668	RMB 60, 115	—	—
	Guangzhou President Enterprises Food Co., Ltd.	Guangazhou City	Fat, feed,instant noodles, soft drink, dairy products, etc.	RMB 397, 300	RMB 372, 466	—	100. 00%	RMB 351, 669	(RMB 12, 923)	—	—
	Wuhan President Enterprises Food Co., Ltd.	Wuhan City	Meat, instant noodles, soft drink etc.	RMB 200, 359	RMB 200, 359	—	100. 00%	RMB 285, 593	RMB 44, 030	—	—
	Chengdu President Enterprises Food Co., Ltd.	Szechwan Province Wen Chow Hsien	Meat, instant noodles, soft drink.	RMB 165, 586	RMB 165, 586	—	100. 00%	RMB 181, 691	RMB 14, 748	—	—
	Shenyang President Enterprises Co., Ltd.	Shenyang City	Instant noodles, soft drinks, dairy products, etc.	RMB 124, 190	RMB 124, 190	—	100. 00%	RMB 169, 211	RMB 8, 231	—	—

...tors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Zhongshan President Enterprises Food Co., Ltd.	Guangdong Province Zhongshan City	Marine products, etc.	RMB$ 99, 332	RMB$ 99, 332	—	100. 00%	RMB$111, 166	RMB$ 11, 938	$ —	—
	Xinjing President Enterprises Food Co., Ltd.	Xinjiang Province Urumgi City	Tomato products, etc.	RMB 128, 304	RMB 128, 304	—	100. 00%	RMB 110, 410	(RMB 786)	—	—
	Harbin President Enterprises Co., Ltd.	Harbin City	Instant noodles, soft drinks, dairy products, etc.	RMB 124, 181	RMB 124, 181	—	100. 00%	RMB 109, 942	(RMB 15, 517)	—	—
	Hefei President Enterprises Food Co., Ltd.	Anhui Province Hefei City	Instant noodles, soft drinks	RMB 82, 791	RMB 82, 791	—	100. 00%	RMB 80, 880	RMB 2, 012	—	—
	Meisan President Feed & Oil Co., Ltd.	Sichuan Province Meishan Hsien	Animal feeds, vegetable oil	RMB 82, 777	RMB 82, 777	—	100. 00%	RMB 70, 256	(RMB 6, 568)	—	—
	Tianjng President Enterprises Food Co., Ltd.	Tianjng City	Flour, instant noodles, biscuits.	RMB 109, 266	RMB 109, 266	—	94. 49%	RMB 95, 309	(RMB 3, 594)	—	—
	Qingdo President Food & Livestock Co., Ltd.	Qingdo City	Feed, breed stock and poultry	RMB 99, 332	RMB 99, 332	—	80. 00%	RMB 91, 164	(RMB 8, 722)	—	—
	Shanghai President Enterprises Livestock Food Co., Ltd.	Shanghai City	Animal food	RNB 51, 818	RNB 51, 818	—	78. 25%	RMB 38, 264	(RMB 8, 991)	—	—
	Beijing President Food Co., Ltd.	Beijing City	Instant noodles	RMB 56, 454	RMB 56, 454	—	55. 00%	RMB 45, 596	RMB 16, 992	—	—
...nal ...t (BVI)	Uin- Home Tech Corp.	Tortola, British Virgin Islands	General investment	US 43, 972	US 39, 000	43, 972	50. 00%	US 55, 293	US 4, 294	—	—
	Presiclerc Ltd.	Tortola, British Virgin Islands	General investment	US 4, 750	—	4, 750	47. 50%	US 4, 750	—	—	—
	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	General Investment	US 15, 834	—	15, 834	42. 11%	US 14, 782	(US 842)	—	—

stors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Xiang Lu Industries Xiamen Ltd.	Fukien Province Xiamen City	Oil	US$ 46,800	$ —	—	30.00%	US$ 46,467	(US$ 1,123)	$ —	—
	Outlook Investment Pte Ltd.	Singapore	General investment	STD 7,433	STD 7,433	7,433	25.00%	US 5,141	(US 741)	—	—
	Scino Pharm (Kunshan) Co., Ltd.	Jiangsu Province Kunshan City	Medicine of biochemistry	US 500	—	—	33.00%	US 458	(US 137)	—	—
.ife Co., Ltd.	President Life Sciences Cayman Co., Ltd.	Grand Cayman, Cayman Islands	Professional investment	654,405	416,319	20,250	100.00%	634,745	(US 70,361)	—	—
	Andro Sciences Corp.	Taipei City etc.	Prostate cancer, osteoporosis, etc.	99,182	62,182	—	22.98% ~96.25%	90,059	(US 7)	—	—
:hain Store ·p.	President Chain Store (Labuan) Holdings Ltd.	Labuan Islands, Malaysia	Professional investment	US 19,910	US 19,910	19,910	100.00%	US 17,871	(US 1,640)	—	—
	President Coffee (Cayman) Holdings Ltd.	Grand Cayman, Cayman Islands	Professional investment	US 3,000	US 3,000	3,000	50.00%	US 1,354	(US 1,552)	—	—
ident Co.,	Safety Elevator Corp., Ltd. etc.	Tainan City	Manufacturing and maintenance of elevator	18,182	1,000	—	99.99% ~100.00%	17,762	—	—	—
on Yi. Holding ·p	Wuxi Ton Yi Industrial Packaging Co., Ltd.	Jiangsu Province Wuxi City	Manufacturing of can	US 6,720	US 6,720	—	100.00%	US 4,443	(US 828)	—	—
	Chengdu Ton Yi Industrial Packaging Co., Ltd.	Szechwan Province Chengdu City	Manufacturing of can	US 7,500	US 7,500	—	100.00%	US 2,727	(US 469)	—	—
	Hong Kong Ton Yi Industrial Holding Stock Corp.	Hong Kong	General investment	US 10	US 10	—	100.00%	US 232	(US 511)	—	—
	Cayman Fujian Ton Yi Holding Ltd.	Grand Cayman, Cayman Islands	General investment	US 33,993	US 33,993	—	88.58%	US 26,610	(US 4,011)	—	—
	Cayman Jiangsu Ton Yi Holding Ltd.	Grand Cayman, Cayman Islands	General investment	US 28,127	US 28,127	—	87.93%	US 15,898	(US 4,673)	—	—
esident Food	Guangzhou Wang Sheng Industrial Co., Ltd.	Guangzhou City	Manufauture, process and sales of kinds of foods	RMB 2,500	RMB 500	—	50.00%	RMB 2,505	RMB 9	—	—

...tors	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
...sident ...s Food	Nanchang President Enterprises Co., Ltd.	Kiangsi Province Nanchang City	Manufauture, process and sales of kinds of foods	RMB$ 45,000	RMB$ —	—	100.00%	RMB$ 43,760	(RMB$ 1,240)	$ —	—
	Guangzhou Wang Sheng Industrial Co., Ltd.	Guangzhou City	Manufauture, process and sales of kinds of foods	RMB 2,500	RMB 500	—	50.00%	RMB 2,505	RMB 9	—	—
...ife ...Cayman	Aura Oncdogy Systems.Inc.	Sunny Bale, CA, U.S.A.	Analysis of cell	US 5,000	US 5,000	4,545	32.85%	US 3,021	(US 3,468)	—	—
	Plantanceutica, Inc etc.	North Cardina, U.S.A.etc.	Analysis of gene	US 2,850	—	—	29.41% ~70,88%	US 2,748	(US 115)	—	—
...hain Store Holdings	Philippine Seven Corp.	Mandaluyoung City, Philippine	Retail of foods and merchandise	US 19,882	US 19,882	119,575	50.40%	US 17,847	(PESO 36,682)	—	—
...offee Holdings	Shanghai President Coffee Corp.	Shanghai City	Sales of coffee	US 4,000	US 4,000	—	100.00%	US 2,151	(US 1,041)	—	—
...Seven	Convenience Distribution Inc.	Quezon City, Philippine	Distribution and storage	PESO 38,000	PESO 7,500	3,800	100.00%	PESO 42,585	(PESO 459)	—	—
	Store Sites Holdings Inc.	Manlia, Philippine	Professional investment	PESO 42,742	PESO 42,742	40	40.00%	PESO 43,152	PESO 950	—	—
...ijian Ton ...g Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Fujian Province Longhai City	Manufactruing of tinplate	US 32,668	US 32,668	—	83.58%	US 29,935	(US 4,756)	—	—
...angsu Ton ...g Ltd.	Jiansu Ton Yi Tinplate Co., Ltd.	Jiansu Province Wuxi City	Manufactruing of tinplate	US 31,217	US 31,217	—	82.86%	US 18,099	(US 5,321)	—	—

DISCLOSURE OF INFORMATION ON INDIRECT INVESTMENT IN MAINLAND CHINA

A. The basic information of investments in Mainland China as of December 31, 2001 is as follows (Units in thousands of currencies indicated):

ɭame of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain/loss	Investment amount as of December 31, 2000	Accumulate remittance
ıanghai President nterprises Live-tock Food Co., Ltd.	Animal Feeds, Food	US$ 8,000	(Note 1)	US$ 6,077.5	–	–	US$6,077.5	78.25%	(RMB$ 7,036) (Note 2)	RMB$ 12,189	–
.njiang President nterprises Food Co., td.	Tomato Products, Soft Drinks, Food	US 15,500	(Note 1)	US 13,077	–	–	US 13,077	100.00%	(RMB 786) (Note 2)	RMB 44,737	–
ɛijing President ood Co., Ltd.	Instant Noodles	US 12,400	(Note 1)	US 3,828	–	–	US 3,828	55.00%	RMB 9,345 (Note 2)	RMB 98,374	–
anjing President nterprises Food Co., td.	Flour, Instant Noodles	US 15,210	(Note 1)	US 13,207.4	–	–	US 13,027.4	94.49%	(RMB 3,396) (Note 2)	RMB 59,159	–
anjing President nternational Food o., Ltd.	Biscuits, Food	US 12,450	(Note 1)	US 12,450	–	–	US 12,450	100.00%	(RMB 6,482) (Note 2)	RMB 17,662	–
ɪengdu President nterprises Food Co., td.	Meat, Instant Noodles, Soft Drink, Food	US 20,000	(Note 1)	US 20,000	–	–	US 20,000	100.00%	RMB 14,748 (Note 2)	RMB 159,970	–
ınshan President nterprises Food Co., td.	Meat, Instant Noodles, Soft Drink, Food	US 40,000	(Note 1)	US 35,000 (Note 4)	US 5,000	–	US 40,000 (Note 4)	100.00%	RMB 60,115 (Note 2)	RMB 410,908	–
uhan President nterprises Food Co., td.	Meat, Instant Noodles, Soft Drink, Food	US 24,200	(Note 1)	US 26,440	–	–	US 26,440	100.00%	RMB 44,030 (Note 2)	RMB 298,828	–

ame of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain/loss	Investment amount as of December 31, 2000	Accumulate remittance
han President Feed Oil Co., Ltd. (ote 5)	Animal Feeds, Vegetable Oil	US$ 10,000	(Note 1)	US$ 9,400	US$ –	–	US$ 9,400	100.00%	(RMB$ 6,568) (Note 2)	RMB$ 76,982	US$ –
angzhou President terprises Food Co., d.	Instant Noodles, Soft Drink, Diary Product, Food	US 48,000	(Note 1)	US 45,000	US 3,000	–	US 48,000	100.00%	(RMB 12,923) (Note 2)	RMB 180,737	–
enyang President terprises Corp.	Instant Noodles, Soft Drink, Diary Product, Food	US 19,900	(Note 1)	US 15,000	–	–	US 15,000	100.00%	RMB 8,231 (Note 2)	RMB 177,430	–
ongshan President terprises Co., Ltd.	Marine Products, Livestocks Pets Food	US 12,000	(Note 1)	US 12,000	–	–	US 12,000	100.00%	RMB 11,938 (Note 2)	RMB 110,747	–
anghai President ternational Food ., Ltd.	Biscuits, Bread	US 13,000	(Note 1)	US 13,000	–	–	US 13,000	100.00%	(RMB 6,893) (Note 2)	RMB 19,169	–
ngbo Malting Co., d.	Malt	US 16,000	(Note 1)	US 3,200	–	–	US 3,200	20.00%	RMB 61 (Note 3)	RMB 5,347	–
angjiagang esident Nisshin od Co., Ltd.	Fats, Feed, Flour	US 17,000	(Note 1)	US 10,200	–	–	US 10,200	60.00%	RMB 2,196 (Note 2)	RMB 76,807	–
uhai Kirin President ewery Co., Ltd.	Beers, Mineral Water	US 74,000	(Note 1)	US 22,200	–	–	US 22,200	30.00%	RMB 6,807 (Note 3)	RMB 199,188	–
fu (Tianjin) ternational Trading ., Ltd.	Hypermarket	US 12,000	(Note 1)	US 5,400	–	–	US 5,400	45.00%	RMB 4,557 (Note 3)	RMB 45,627	–
ongqing Presicarre ypermarket ainstore Co., Ltd.	Hypermarket	US 29,320	(Note 1)	US 13,191	–	–	US 13,191	45.00%	RMB 7,047 (Note 3)	RMB 86,491	–

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain/loss	Investment amount as of December 31, 2000	Accumulate remittance
					Payment	Remittance					
iangazhou President onvenience Stores o., Ltd.	Warehouse & Wholesale	US$ 8,400	(Note 1)	US$ 810	US 2,970	—	US$ 3,780	45.00%	RMB$ — (Note 2)	RMB$ 26,744	—
esident Enterprises China) Investment o., Ltd.	Investment	US 248,160	(Note 1)	—	—	—	—	100.00%	RMB 36,318 (Note 2)	RMB 2,438,580	—
ngdao President eed & Livestock o., Ltd.	Animal Feeds, Livestock	US 15,000	(Note 1)	US 12,000	—	—	US 12,000	80.00%	(RMB 6,977) (Note 2)	RMB 86,401	—
efei President nterprises Co., Ltd.	Instant Noodles, Soft Drinks, Diary Products	US 10,000	(Note 1)	US 10,000	—	—	US 10,000	100.00%	RMB 2,012 (Note 2)	RMB 80,910	—
arbin President nterprises Co., Ltd.	Instant Noodles, Soft Drinks, Diary Products	US 15,000	(Note 1)	US 15,000	—	—	US 15,000	100.00%	(RMB 15,517)	RMB 115,498	—
esident Enterprises China) Finance Co., td.(Note 4)	Dispatch Fund between Subsidiaries in Mainland China	US 1,000	(Note 1)	—	—	—	—	100.00%	—	—	—
uangzhou Wang heng Industrial Co., td.	Produce, Process and Sales	RMB 5,000	(Note 1)	—	—	—	—	100.00%	RMB 9 (Note 2)	RMB 1,010	—
anchang President nterprises Co., Ltd	Instant Noodles, Soft Drinks	US 5,347	(Note 1)	—	—	—	—	100.00%	(RMB 1,240) (Note 2)	RMB 43,760	—
argill-President Dongguan) Feed rotein Technology o., Ltd.	Animal Feeds	US 100	(Note 1)	—	US 50	—	US 50	50.00%	(RMB 769) (Note 2)	(RMB 355)	—
unshan Sanwa Foods ndustry Co., Ltd.	Condiment	US 1,200	(Note 1)	US 180	—	—	US 180	15.00%	—	RMB 1,489	—

The ceiling amount of investment in Mainland China.

(Amounts: in thousands of U/S dollars & NT dollars)

cumulated investment balance from Taiwan to Mainland China	Amount approved by MOEA		The ceiling amount of investment in Mainland China by MOEAIC	
11, 468, 832(Note6)	US$	345, 377. 5	$	9, 956, 626
S$ 327, 680. 9)				

(Note 1) Indirect investment in PRC through existing companies located in the third area.

(Note 2) The financial statements are audited by the CPA of parent company in Taiwan.

(Note 3) The financial statements are audited by international accounting offices affiliated with local auditor with the accounting offices in Republic of China.

(Note 4) In the preparatory stage, no remittance of capital.

(Note 5) Original name is Leshan President Foodstuffs Inc.

(Note 6) Calculate at the rate of $35.00 (U/S dollars to NT dollars), it will be $9,220,308 at the exchange rate when approved by MOEA.

3. The Direct or indirect transaction across third region company with the investee in Mainland China.

(1) Purchases

The third area company	Name of investees in Mainland China	2001	2000
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 92,791	$ 63,250
	Guangzhou President Enterprises Co., Ltd.	—	231
		92,791	63,481
Uni-President International (HK) Co., Ltd.	Guangzhou President Enterprises Co., Ltd.	2,754	13,207
		$ 95,545	$ 76,688

The terms of sale were as the same as to other customers.

(2) Sale

The third area company	Name of investees in Mainland China	2001	2000
Nella Limited	Kunshan President Enterprises Co., Ltd.	$ 252,383	$ 4,078
	Guangzhou President Enterprises Co., Ltd.	135,284	90,714
	Nanchang President Enterprises Co., Ltd.	72,010	—
	Chengdu President Enterprises Co., Ltd.	52,335	56,940
	Hefei President Enterprises Co., Ltd.	1,438	46,010
	Other	197,331	29,549
		$ 710,781	$ 227,291

The terms of purchase were as the same as to other vendors.

(3) Dividend Revenues

The third area company	Name of investees in Mainland Chian	2001	2000
President Enterprises (China) Investment Co., Ltd.	Beijing President Food Co., Ltd.	$ —	$ 21,918
Cayman President Holdings Ltd.	Zhuhai Kirin President Brewery Co., Ltd.	—	6,231
		$ —	$ 28,149

(4) Accounts Receivable

The third area company	Name of investees in Mainland China	December31, 2001	December31, 2000
Nella Limited	Shenyang President Enterprises Co., Ltd.	$ 40,465	$ —
	Guangzhou President Enterprises Co., Ltd.	22,303	31,597
	Kunshan President Enterprises Co., Ltd.	12,961	—
	Wuhan President Enterprises Food Co., Ltd.	11,917	—
	Hefei President Enterprises Co., Ltd.	—	48,305
	Chengdu President Enterprises Food Co., Ltd.	—	29,670
	Other	13,236	813
		$ 100,882	$ 110,385

(5) Other Receivables

The third area company	Name of investees in Mainland China	December31, 2001	December31, 2000
Hong Kong President Holdings Ltd.	President Enterprises (China) Investmet Co., Ltd.	$ 25, 222	$ –
Cayman President Holding Ltd.	Leshan President Food & Oil Co., Ltd.	2, 665	–
		$ 27, 887	$ –

(6) Account Payable

The third area company	Name of investees in Mainland China	December31, 2001	December31, 2000
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 2, 705	$ 2, 314
Uni-President International (HK) Co., Ltd.	Guangzhou President Enterprises Food Co., Ltd.	126	2, 736
		$ 2, 831	$ 5, 050

(7) Capital Accommodation-Other Receivables From related parties (Unit: in thousands of US dollars)

		2001				
The third area company	Name of investees in Mainland China	Highest balance date	Highest balance	Ending balance	Rate	Interest revenue
Hong Kang President Holding Ltd.	Ningbo Malting Co., Ltd.	March 7, 2001	$ 9, 520	$ –	–	$ –

		2000				
The third area company	Name of Investees in Mainland China	Highest balance date	Highest balance	Ending balance	Rate	Interest revenue
Hong Kang President Holding Ltd.	Ningbo Malting Co., Ltd.	March 31, 2000	$ 9, 484	$ 9, 484	–	$ –

(8) Note Endorsement Guarantee And Provide Security (Unit: in thousands of US dollars)

The third area company	Name of investees in Mainland China	2001	2000
President International Trade & Investment Corp.	Tianjing President International Food Co., Ltd.	$ 2, 802	$ 3, 610
	Shanghai President International Food Co., Ltd.	–	3, 020
		2, 802	6, 630
Cayman President Holding Ltd.	Xinjiang President Enterprises Food Co., Ltd.	1, 433	–
	Tianjing President Enterprises Food Co., Ltd.	380	–
		1, 813	–
Hong Kong President Holding Ltd.	Guangzhou President Enterprises Food Co., Ltd.	–	4, 750
	Tianjing President Enterprises Food Co., Ltd.	–	3, 040
	Xinjiang President Enterprises Food Co., Ltd.	–	2, 890
	Shanghai President Enterprises Livestock Food Co., Ltd.	–	450
		–	11, 130
		$ 4, 615	$ 17, 760

(9) Other tradition items have significant effects on current gain or loss and financial condition

None.

Note12.Financial information disclosures for industry segments

(1)Information about the Company's Operations in Different Industries in 2001 and 2000.

2001	Industry: Feeds	Industry: Foods	Industry: International Trade	General Investment	Adjustment and Elimination	Consolidated
Sales to unaffiliated customers	$ 11, 269, 576	$ 41, 225, 253	$ 7, 681, 092	$ —	($ 765, 686)	$ 59, 410, 235
Intersegment sales	1, 048, 692	35, 594	—	—	(1, 084, 286)	—
Total revenues	$ 12, 318, 268	$ 41, 260, 847	$ 7, 681, 092	$ —	($ 1, 849, 972)	$ 59, 410, 235
Operating profit	$ 149, 798	$ 1, 663, 610	$ 161, 445	($ 304, 732)	$ —	$ 1, 670, 121
Equity in net income of subsidiaries						(555, 246)
Interest expenses						(2, 222, 294)
General corporate revenues						4, 188, 515
General corporate expenses						(212, 216)
Consolidated income from continuing operations before income tax						$ 2, 868, 880
Identifiable assets	$ 5, 550, 047	$ 23, 649, 985	$ 1, 890, 679	$ 9, 853, 835		$ 40, 944, 546
Long-term investments by equity						48, 978, 745
Corporate assets						17, 352, 482
Total assets						$107, 275, 773
Depreciation expense	$ 336, 684	$ 1, 902, 354	$ 4, 652	$ 3, 921		$ 2, 247, 611
Amortization expense	$ 16, 317	$ 97, 834	$ 375	$ 2, 146		$ 116, 672
Capital expense	$ 593, 775	$ 3, 059, 460	$ 3, 290	$ 112, 896		$ 3, 769, 401

2000	Industry: Feeds	Industry: Foods	Industry: International Trade	Industry: General Investment	Adjustment and Elimination	Consolidated
Sales to unaffiliated customers	$ 10,360,022	$ 38,353,602	$ 6,058,530	$ —	($ 1,506,577)	$ 53,265,577
Intersegment sales	1,052,300	2,013,650	—	—	(3,065,950)	—
Total revenues	$ 11,412,322	$ 40,367,252	$ 6,058,530	$ —	($ 4,572,527)	$ 53,265,577
Operating profit	$ 247,451	$ 2,070,118	$ 113,391	$ 68,083	$ —	$ 2,499,043
Equity in net income of subsidiaries						(1,001,386)
Interest expenses						(1,839,544)
General corporate revenues						3,641,677
General corporate expenses						(211,835)
Consolidated income from continuing operations before income tax						$ 3,087,955
Identifiable assets	$ 4,077,849	$ 15,187,168	$ 2,152,493	$13,556,021		$ 34,973,531
Long-term investments by equity						46,998,808
Corporate assets						16,515,607
Total assets						$ 98,487,946
Depreciation expense	$ 256,119	$ 1,726,358	$ 5,894	$ 2,479		$ 1,990,850
Amortization expense	$ 14,073	$ 89,227	$ 294	$ 8,923		$ 112,517
Capital expense	$ 208,477	$ 4,277,872	$ 6,075	$ 114,984		$ 4,607,408

A. The revenue of an industry segment includes revenue both from sales to unaffiliated customers (including sales, other operating revenue, rent revenue, gain on disposal of segment and other income), intersegment sales and revenue from broadcasting, except for the investment income..

B. Operating profit of loss of industry segment is its department segment revenues minus segment costs and expenses, which was generated in relation to the segment revenues except interest expense. The Company accounts for the intersgment purchases and intersegment sales in the same way as the revenue from broadcasting.

C. The identified assets of an industry segment are those tangible and intangible enterprise assets that are used by the industry segment, but the following items are not included:

   a. Assets not used by industry segment.

   b. Long-term investments.

(2)Financial Information on Geographic Areas: No foreign operation.

(3)Information on Export Sales:

Export sales of the Company for 2001, 2000 constituted less than 10% of the total revenues of 2001, 2000, respectively.

(4)Information on Significant Customers:

In 2001 and 2000 no customer constituted more than 10% of the Company's total revenue of 2001 and 2000, respectively.

UNI-PRESIDENT ENTERPRISES CORP. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

DECEMBER 31, 2001

ANNOUNCEMENT

We confirm, to the best of our knowledge and belief, the following representations:

1. The consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries for the year ended December 31, 2001 were prepared in accordance with "The Rules Governing The Preparation of Affiliated Enterprises Consolidated Operating Report, Affiliated Enterprises Consolidated Financial Statements and Relationship Report", the related decrees, and the generally accepted accounting principles in the Republic of China.

2. The consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries for the year ended December 31, 2001 were prepared without omission of material information and do not include any false or misleading information.

Wu, Shiu Chi

Chairman

Uni-President Enterprises Corp.

March 18, 2002

PRICEWATERHOUSECOOPERS

資誠會計師事務所

高雄市新興區民族二路95號22樓
22/F 95 Mintzu 2 Rd., Kaohsiung
Taiwan, Republic of China
Tel :(07) 237-3116
Fax:(07) 236-5631

REPORT OF INDEPENDENT ACCOUNTANTS

March 18, 2002

(01). B P12D 20517

To the shareholders of Uni-President Enterprises Corp.

We have reviewed the consolidated financial statements of Uni-President Enterprises Corp. and subsidiaries for the year ended December 31, 2001. Our review was made in accordance with "The Rules Governing Review of Affiliated Enterprises Consolidated Financial Statements." Our review is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole, accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above in order for them to be in conformity with "The Rules Governing The Preparation of Affiliated Enterprises Consolidated Operating Report, Affiliated Enterprises Consolidated Financial Statements and Relationship Report" and the generally accepted accounting principles in the Republic of China.

PricewaterhouseCoopers

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2001
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

ASSETS	
Current Assets	
Cash and cash equivalent (Note 4(1))	$ 3,650,383
Short-term investments (Notes 4(2) and 6)	8,376,207
Notes receivable (Notes 4(3) and 5)	1,159,311
Accounts receivable from third parties (Note 4(4))	2,078,261
Accounts receivable from related parties (Note 5)	2,586,540
Other receivables from third parties (Note 4(20))	2,085,742
Other receivables from related parties (Note 5)	799,085
Inventories (Note 4(5))	9,023,066
Prepayments	1,593,218
Other current assets (Notes 4(20) and 6)	562,529
	31,914,342
Long-term Investments (Notes 4(6), 5 and 6)	51,791,570
Allowance for excess of cost over market value of long-term investments	(156,270)
	51,635,300
Property, Plant and Equipment (Notes 4(7), 5 and 6)	
Cost:	
Land	6,271,113
Buildings	13,167,232
Machinery and equipment	40,856,137
Storage facilities	165,382
Electrical installations	757,033
Research equipment	108,369
Transportation equipment	947,491
Furniture and fixtures	8,348,195
Leased property	254,440
Leasehold improvement	2,632,372
Other equipment	6,902,617
Revaluation increment	3,233,082
Cost and revaluation	83,643,463
Less: Accumulated depreciation	(26,286,516)
Construction in progress and advance to suppliers	1,629,926
	58,986,873
Intangible Assets (Notes 4(10), 4(16) and 6)	
Trademarks	61,226
Deferred pension cost	471,737
Other intangible assets	748,207
	1,281,170
Other Assets	
Assets held for lease (Notes 4 (8) and 6)	1,019,329
Idle assets (Notes 4 (9) and 6)	475,178
Guaranteed deposits	922,564
Deferred expenses (Note 4(10))	939,194
Long-term receivables (Notes 4(11) and 7)	537,240
Deferred income taxes (Note 4(20))	357,973
Other (Note 4(7))	3,048,910
	7,300,388
TOTAL ASSETS	$151,118,073

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2001
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Short-term loans (Notes 4(12) and 6)	$ 12,476,591
Commercial papers payable (Notes 4(13) and 6)	5,716,630
Notes payable from related parties (Note 5)	669,091
Accounts payable from related parties (Note 5)	6,956,663
Income tax payable (Note 4(20))	448,597
Accrued expenses (Note 5)	3,815,266
Other payables from related parties (Note 5)	4,167,354
Cash in advance	125,177
Current portion of long-term liabilities (Notes 4(7), 4(14), 4(15) and 6)	4,470,202
Other current iiabilities	32,453
	38,878,024
Long-term Liabilities	
Bonds payable (Note 4(14))	1,002,506
Long-term loans (Notes 4(15) and 6)	44,778,172
Long-term payables (Note 4(7))	178,201
	45,958,879
Other Reserves	
Provision for land-value incremental tax (Note 4(7))	1,725,349
Other Liabilities	
Provision for retirement plan (Notes 3 and 4(16))	1,110,744
Customers' deposits	930,489
Other (Note 4(6))	21,158,358
	23,199,591
TOTAL LIABILITIES	109,761,843
Stockholders' Equity	
Common stock (Notes 1 and 4(17))	33,476,572
Capital reserve (Notes 4(7), 4(17) and 4 (18))	
Assets revaluation	452,131
Gain on disposal of property, plant and equipment	10,889
Donated capital	228
Long-term investments	439,806
Retained earnings (Notes 4(17) and 4 (19))	
Legal reserve	4,216,966
Special earnings reserve	354,622
Unappropriated	3,499,252
Unrealized loss on market value decline of long-term equity investments	(163,447)
Cumulative translation adjustment	59,364
Unrecognized pension cost	(8,616)
Treasury stock (Notes 4(6) and 4(17))	(981,537)
	41,356,230
Contingent Liabilities and Commitments (Notes 5 and 7)	
Significant Subsequent Event (Note 9)	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$151,118,073

The accompanying consolidated notes are an integral part of the consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002.

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS
EXCEPT FOR EARNINGS PER SHARE AMOUNT)

Operating Revenues (Note 5)	
Gross sales	$128,652,616
Less: Sales returns	(420,177)
Sales allowance	(2,628,878)
Net sales	125,603,561
Other	3,690,464
	129,294,025
Operating Costs (Note 5)	
Cost of goods sold	(90,394,843)
Other	(1,928,114)
	(92,322,957)
Gross Profit	36,971,068
Operating Expenses (Note 5)	
Selling expenses	(27,928,360)
Administrative and general expenses	(5,853,422)
Research and development expenses	(285,499)
	(34,067,281)
Operating Income	2,903,787
Other Income	
Interest income (Note 5)	105,142
Income from investments	135,802
Gain on disposal of property, plant and equipment (Note 5)	19,484
Gain on sale of investments	4,642,824
Gain on foreign currency transactions	434,547
Rental income (Notes 4(8) and 5)	364,951
Gain on inventory taking	21,000
Others (Note 5)	1,907,438
	7,631,188
Other Expenses	
Interest expenses (Note 4(7))	(3,165,410)
Loss from investments (Note 4(6))	(2,055,933)
Loss on disposal of property, plant and equipment (Note 5)	(85,087)
Loss on inventory taking	(1,334)
Loss on reduction and obsolescence of inventory to market	(134,164)
Expenditure for issue of commercial papers	(13,968)
Shutdown loss	(41,082)
Others	(627,788)
	(6,124,766)
Income Before Income Taxes And Minority Interests	4,410,209
Income Tax Expenses (Note 4(20))	(780,014)
Net Income Before Minority Interests	3,630,195
Minority Interests In Subsidiaries Earnings	(616,435)
Net Income	$ 3,013,760
Earnings Per Common Share (NT$) (Note 4(21))	
Net income before minority interests	$ 1.08
Minority interests in subsidiaries earnings	(0.18)
Net income	$ 0.90

The accompanying consolidated notes are an integral part of the consolidated financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated March 18, 2002

UNI-PRESIDENT ENTERPRISES CORP. AND AFFILIATES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT AS OTHERWISE INDICATED)

Note 1. HISTORY AND ORGANIZATION

1. Uni-President Enterprises Corp. (the Company) was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with an initial capital of $32,000. As of December 31, 2001, the paid-in capital was $33,476,572, divided into 3,347,657,000 shares of common stock with $10 (NT dollar) par value per share. The Company primarily engages in the manufacture, processing and sales of various soft drinks, foods, flour and animal feeds.

   The common shares of the Company have been listed on the Taiwan Stock Exchange since December 1987.

2. Name of consolidated subsidiaries, their major business and percentage owned by the Company

Name of subsidiaries	Relationship of related parties	Major business	Percentage owned
Cayman President Holding Ltd.	Majority owned subsidiary	General investments	100.00%
Nanlien Industrial Corp.	Majority owned subsidiary	General tradings	99.99% (Note 1)
President International Development Corp.	Majority owned subsidiary	Development and management of shopping malls	58.50% (Notes 1 ～ 4)
President Chain Store Corp.	Directly or indirectly control over personnel matters, finances and operations	Operators of convenience stores and retails of foods, cans and household goods, etc.	44.28% (Notes 2 and 4)
Ton Yi Industrial Corp.	Directly or indirectly control over personnel matters, finances and operations	Manufacturing flat clod rolled steel plate, tin mill black plate, tinplate, printed tinplate and tin cans; and imports & exports of the machinery for tinplate and tin cans making.	43.34% (Notes 3 and 4)

Name of subsidiaries	Relationship of related parties	Major business	Percentage owned
Uni-President Cold-Chain Corp.	Directly or indirectly control over personnel matters, finances and operations	Distribution of baking foods, cold foods and drinks	20.00% (Notes 1,2 and 5)
Retail Support International Corp.	Directly or indirectly control over personnel matters, finances and operations	Distribution, sorting, warehousing and sales of various canned foods	20.00% (Notes 1 and 2)
Mech-President Corp.	Directly or indirectly control over personnel matters, finances and operations	Manufacturing elevator and operators of filling station	20.00% (Notes 2 and 5)

(Note 1) As of December 31, 2001, 0.67% of President International Development Corp., 20.00% of Uni-President Cold-Chain Corp. and 20.00% of Retail Support International Corp. were owned by Nanlien Industrial Corp..

(Note 2) As of December 31, 2001, 3.33% of President International Development Corp., 60.00% of Uni-President Cold-Chain Corp., 25.00% of Retail Support International Corp. and 66.30% of Mech-President Corp. were owned by President Chain Store Corp..

(Note 3) As of December 31, 2001, Ton Yi Industrial Corp. owned 3.33% of President International Development Corp..

(Note 4) As of December 31, 2001, 1.39% and 0.21% of Ton Yi Industrial Corp. were owned by President International Development Corp. and President Chain Store Corp., resptctively. They were accounted for as short-term investment.

(Note 5) New consolidated affiliated enterprise.

3. Non-consolidated affiliated enterprises

Name of subsidiaries	Percentage owned by the Company	Reason for Non-consolidation
President International Trade and Investment Corp.	100.00%	(Note 1)
Kai Yu Investment Co., Ltd.	100.00%	(Note 1)
Uni-President Glass Industrial Co., Ltd. (Note 2)	100.00%	(Note 1)

Name of subsidiaries	Percentage owned by the Company	Reason for Non-consolidation
Kai Nan Investment Co., Ltd.	100.00%	(Note 1)
President Global Corp.	100.00%	(Note 1)
U-Chains Enterprises Corp.	100.00%	(Note 1)
Uni-President Dream Parks Corp.	100.00%	(Note 1)
President Baseball Team Corp.	100.00%	(Note 1)
President Digital Network Corp.	100.00%	(Note 1)
Tone Sang Construction Corp.	100.00%	(Note 1)
President Natural Industrial Corp.	74.85%	(Note 1)
President Pharmaceutical Corp.	73.74%	(Note 1)
President Entertainment Corp.	61.80% (Note 3)	(Note 1)
Parabola Creative Inc.	60.00%	(Note 1)
President Nisshin Corp.	51.00%	(Note 1)
Ton Yi Pharmaceutical Corp.	51.00%	(Note 1)
Ton-Jeng Development Corp.	50.00% (Note 3)	(Note 1)
President Kikkoman Inc.	50.00%	(Note 1)
AIM Serrice Uni-President Co., Ltd.(Note 2)	50.00%	(Note 1)
President Asia Enterprises Inc.	50.00% (Note 6)	(Note 1)
President Organics Co.,	50.00% (Notes 4 and 5)	(Note 1)
President Coffee Corp.	45.00% (Note 4)	(Note 1)
Uni-President Oven Bakery Corp.	40.00% (Note 4)	(Note 1)
President Packaging Ind. Corp.	25.14% (Note 4)	(Note 1)
President Tokyo Corp.	21.00%	(Note 1)
President Transnet Corp.	20.00% (Note 4)	(Note 1)
President Information Corp.	100.00% (Notes 4 and 7)	(Note 1)

(Note 1) Majority owned subsidiary's total assets and total operating revenues constitute less than 10% of the respective accounts of the Company.

(Note 2) A new non-consolidated subsidiary.

(Note 3) As of December 31, 2001, 38.20% of President Entertainment Corp. and 50.00% of Ton-Jeng Development Corp. were owned by President International Development Corp.

(Note 4) As of December 31, 2001, 20.00% of President Organics Co., 50.00% of President Coffee Corp., 60.00% of Uni-President Oven Bakery Corp., 26.02% of President Packaging Ind. Corp., 80.00% of President Transnet Corp., and 54.17% of President Information Corp., were owned by President Chain Store Corp.

(Note 5) As of December 31, 2001, 10.00% of President Organics Co. was owned by Nanlien Industrial Corp.

(Note 6) As of December 31, 2001, 0.02% of President Asia Enterprises Corp. was owned by Cayman President Holding Ltd.

(Note 7) As of December 31, 2001, 2.50% of President Information Corp. was owned by Retail Support International Corp.

4. Adjustment on different accounting period of affiliated enterprises: None.
5. Special operating risk on foreign affiliated enterprises: None.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Principles of consolidation

The consolidated financial statements include all majority owned subsidiaries, except for subsidiaries with total assets and operating revenue constituting less than 10% of the Company's non-consolidated total assets and operation revenue. Irrespective of the above test, if the combined operating revenues and total assets of all such non-consolidated subsidiaries exceed 30% of the Company's non-consolidated total assets and operating revenue, then each individual subsidiary with total assets or operating revenue greater than 3% of the Company's respective non-consolidated total assets and operating revenue are consolidated.

The consolidated financial statements of the Company and affiliates were prepared in accordance with the Company Law No. 369-2, R.O.C. FAS No. 7 "Consolidated Financial Statements" and "Rules Governing Preparation of Affiliated Enterprises Consolidated Operating Report, Affiliated Enterprises Consolidated Financial Statements and Relationship Report.", and all inter-company in transactions have been eliminated.

2. Foreign currency transactions and translation

The Company and its consolidated affiliated enterprises maintain their accounts in New Taiwan dollars. While the accounts of Cayman President Holding Ltd. are maintained in US dollars. Foreign currency transactions are measured and recorded in their regular functional currencies using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

3. Forward exchange contracts

Gain and loss on forward exchange contracts that hedge foreign currency commitments is recognized between the spot rate at the balance sheet date and the settlement rate in net income. For those designated as economic hedges of net investments in foreign entities, gains or losses on which is reported as "cumulative translation adjustment", separately and accumulated in a separated component of equity. Any gain or loss on a forward contract intended to hedge an identifiable foreign currency commitment is

deferred and included in the measurement of the related foreign currency transaction. However, losses are be deferred if it is estimated that deferral would lead to recognizing losses in later accounting periods. If a forward exchange contract exceeds the amount of the related commitment, the gain or loss (net of tax) pertaining to the excess portion is included in determining current net income.

4. Cash equivalent

Cash equivalent includes callable bonds bankers' acceptances and commercial papers with maturity date of less than three months.

5. Short-term investments

Short-term investments are stated at the lower of cost or market value. Cost is determined by the weighted average method. Any excess of aggregate cost over the market value will be recognized in the current period.

6. Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collection of receivables according to the aging of accounts receivable.

7. Inventories

Inventories are stated at the lower of cost or market value. Cost determines on the first-in, first-out method except for livestock which is based on average cost less allowance for decline in value.

The allowance for decline in value of livestock is amortized over the actual breeding and production periods. Market value for raw materials and supplies is the replacement cost, and for work in process, livestock in process, finished goods, merchandise and by-products, market value is determined on the basis of lower of replacement cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating allowance for inventory obsolescence.

The consolidated affiliated enterprises adopt the same accounting principle for inventories as the Company except for the following companies.

Subsidiaries	Accounting Principle
President Chain Store Corp.	Retail method
Nanlien International Corp.	Weighted average method
Ton Yi Industrial Corp.	Weighted average method
Uni-President Cold-Chain Corp.	Weighted average method
Mech-President Corp.	Weighted average method

8. Long-term investments

Long-term investments in which the Company has less than 20% of the subsidiaries' paid-in voting share capital, and in which the Company has no ability to exercise substantial influence are stated at the lower of cost or market value for listed companies and at the cost method for unlisted companies. The market value of listed companies is determined by the average closing price of the last month during the accounting period and the unrealized loss of decline in market value is recorded under the stockholders' equity. If the market value of the subsidiaries continue to decline and chance of recovery is uncertain, then loss of decline in market value is be recognized in the current period.

Investments which ownership interests exceed 20% or in which the Company has the ability to exercise substantial influence are accounted for using the equity method. The difference between the acquisition cost and the Company's share of the subsidiary net book value on the date of acquisition is capitalized and amortized over a period of five years.

"Cumulative Translation Adjustment" resulting from translation of all assets and liabilities of the invested foreign companies, which accounted for using the equity method, is recognized proportionally based on the percentage of ownership of the foreign company and are reflected in the stockholders' equity section.

9. Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in connection with the purchase or construction required to bring the asset to the condition and location for its intended use is capitalized. Major renewals, better and additions are capitalized and recorded as depreciable assets. Maintenance and repairs are expensed as incurred.

Depreciation is computed based in the cost or revaluation balance over the estimated economic useful lives of depreciable assets using the straight-line method. Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of major depreciable assets are: buildings 2-55 years; others 2-30 years. Containers are expensed when damaged.

Gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets are recorded in other income or loss. Prior to 2000, the disposal gain net of related income tax is transferred to capital reserve.

Idle fixed assets are stated at the lower of book value or net realizable value as other assets. The difference between book value and net realizable value is recorded as loss for the current period. The depreciation expense for the period is recorded as other expenses.

10. Intangible assets

Trademarks are stated at cost and amortized on the straight-line basis over the estimated useful life of 10-20 years. Land occupancy right is stated at cost and amortized on the straight-line basis over the contract period of 50 years.

11. Deferred expenses

(1) The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over 12 years, the estimated economic lives of the packing machines. The contingent rental paid quarterly or based on unit-of-production is recorded as current expenses.

(2) The payments of the transfer and cooperation of technology about the Tinplate Plant and Tin Mill Black Plate Plants are depreciated over a period of 15 - 20 years.

(3) The payment of the land for constructing about the Tinplate Plant and Tin Mill Black Plate Plants are depreciated over 20 years.

(4) Other deferred expenses are depreciated or amortized over a period of 3-10 years.

12. Retirement plan and cost

The Company and its consolidated subsidiaries, (except for Cayman President Holding Ltd.) have their respective non-contributory and funded defined benefit retirement plan covering all regular employees. Monthly contribution is deposited into the respective independently administrated retirement trust fund.

R.O.C. FAS No. 18, "Accounting for Pension Cost" was adopted to account for pension expenses. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unrecognized prior service cost and amortization of unamortized net transition asset (obligation).

The subsidiary, Cayman President Holdings Ltd., has no retirement plan because it is primarily served by its parent company. Accordingly, it doesn't deposit contribution.

13. Income tax

The Company and its consolidated subsidiaries adopted R.O.C. FAS No. 22 "Accounting for Income Tax", whereby income tax is provided based on accounting income after adjusting for permanent differences, and inter-period and intra-period allocation of income tax was adopted. The tax effect of taxable temporary differences was recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carryforwards and income tax credits were recorded as deferred tax assets. A valuation allowance is provided for deferred tax assets. Deferred tax asset or liability are classified into current or non-current items in accordance with the nature of balance sheet account or the period expected realization. Adjustments of prior years' income tax liabilities are included in the current year's income taxes expense.

The 10% additional tax expenses on undistributed earnings paid by the Company and its consolidated subsidiaries (except for Cayman President Holding Ltd.) are recognized in accordance with of the resolution adopted at the annual stockholders' meeting.

14.Treasury Stock

The cost of treasury stock (common and preferred) acquired by parent company and its subsidiaries are accounted for under the weighted-average method. The treatments are as follows :

(1) Acquisition : shares purchased are based on cost ; shares donated are based on fair value.
(2) Disposal : if the disposal value is higher than cost , the excess is reconsidered as additional Capital Reserve - Treasury Stock account; if the disposal value is lower than the cost, the difference is first against the Capital Reserve - Treasury Stock account; any deficiency is charged against the Retained Earnings account.
(3) Retirement : The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the difference is charged against the Capital Reserve-Treasury Stock account; any deficiency is charged against the Retained Earnings account ; if the book value of the treasury stock is lower than the sum of par value and the additional Paid-in Capital, the difference is added to the Capital Reserve - Treasury Stock account.

15. Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

16. Revenues, costs and expenses

Sales revenues are recognized when earning process is finished and earning is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

17. Amortization of excess between cost and book value acquired

The difference between the investment cost and the Company's equity shares of the subsidiaries' net book value at the investment date is amortized over a five year period.

Note 3. CHANGE IN ACCOUNTING PRINCIPLE

In 2001, Uni-President Cold-Chain Corp. adopted R.O.C. FAS No. 18, "Accounting for Pension Plan" to account for the pension expenses. According to the actuarial report, the accumulated benefit obligation exceeds the fair vale of plan assets, accordingly, Uni-President Cold-Chain Corp. recognized minimum liability in the amount of $9,462.

Note 4. DETAILS OF SIGNIFICANT ACCOUNTS

1. CASH AND CASH EQUIVALENT

	December 31, 2001
Cash:	
Cash on hand	$ 230,087
Checking deposits	74,435
Demand deposits	2,536,312
Time deposits	716,141
	3,556,975
Cash equivalent:	
Commercial papers	93,408
	$ 3,650,383

2. SHORT-TERM INVESTMENTS

	December 31, 2001
Mutual funds	$ 6,878,050
Common stocks of listed companies	1,603,418
Government bonds	288,130
Convertible bonds	186,000
	8,955,598
Less: Valuation allowance	(579,391)
	$ 8,376,207

3. NOTES RECEIVABLE

	December 31, 2001
Notes receivable	$ 1,240,469
Less: Allowance for doubtful notes receivable	(81,158)
	$ 1,159,311

4. ACCOUNTS RECEIVABLE FROM THIRD PARTIES

	December 31, 2001
Accounts receivable	$ 2,277,965
Less: Allowance for doubtful accounts receivable	(199,704)
	$ 2,078,261

5. INVENTORIES

	December 31, 2001
Merchandise	$ 3,443,919
Merchandise in transit	1,905
Raw materials	2,287,085
Raw materials in transit	452,286
Supplies	586,867
Work in process	530,673
Livestock in process	82,190
Finished goods	1,864,890
Livestock	85,450
Less: Allowance for decline in value of livestock	(40,059)
By-products	452
	9,295,658
Less: Allowance for price decline and obsolescence in inventories	(272,592)
	$ 9,023,066

6. LONG-TERM INVESTMENTS

(1) Debit balance of long-term investments

Name of subsidiaries	December 31, 201 Amount	Percentage owned
Equity Method:		
President (BVI) International Investment Holdings Ltd. (Note)	$ 5,070,297	100.00
Tong-Jeng Development Corp. (Note)	3,113,207	100.00
President International Trade and Investment Corp. (Note)	1,583,227	100.00
President Life Sciences Co. Ltd. (Note)	1,507,920	100.00
President Entertainment Corp. (Note)	1,432,997	100.00
President Chain Store (BVI) Holdings Ltd. (Note)	1,179,960	100.00
Tonpal Optoelectronics Inc.	7,736,416	34.53
Presicarre Corp.	2,213,302	30.50
President Securities Corp.	4,150,413	27.78
Others (less than 2%) (Note)	12,381,278	20.00～100.00
	40,369,017	
Cost Method：		
New Century Info-Comm. Co., Ltd.	4,224,000	9.71
Others (less than 2%)	7,198,553	0.06～18.06
	11,422,553	
	51,791,570	
Less: Allowance for excess of cost over market value of long-term investments	(156,270)	
	$ 51,635,300	

(2) Credit balance of long-term investments

Name of subsidiaries	December 31, 2001 Amount	Percentage owned
Cayman Ton Yi Industrial Holdings Ltd. (Note)	$ 772,203	100.00
Nella Limted (Note)	17,695	100.00
Others (less than 2%)	39,709	20.00～50.00
	$ 829,607	

(Note) The total assets and operating revenues of the majority owned subsidiaries constituted less than 30% of the respective balances of the Company. Accordingly, these subsidiaries were not consolidated.

(3)The long-term investment loss of $1,399,693 under the equity method was based on the audited financial statements of the subsidiaries in 2001.

(4)As of December 31, 2001, President Securities Corp. purchased treasury stock (in thousand shares) as follows:

	Beginning balance	Increase	Decrease	Ending balance
Employees ownership	5, 613	8, 859	—	14, 472
Retention of stockholders' equity	—	97, 551	(97, 551)	—
	5, 613	106, 410	(97, 551)	14, 472

A. Under the Stock Exchange Law, treasury stock percentage may not exceed 10% of the shares issued. Total cost of treasury stock may not exceed the sum of the balances of additional paid-in capital, retained earnings and realized capital reserve. As of December 31, 2001, the amount of treasury stock and the cost of shares retire by President Securities Corp. amounted to $1,025,979 and $893,567, respectively. The Company's treasury stock balance was $37,181 based on the Company's equity percentage in President Securities Corp..

B. In accordance with the Stock Exchange Law, treasury stocks may not be pledged and bear no stockholders rights before the stocks were transferred to its employees.

C. Under the Stock Exchange Law, treasury stocks purchased to retain rating and stockholdres' equity should be retired within six months.

7. PROPERTY, PLANT AND EQUIPMENT

(1)As of December 31, 2000, revaluation and accumulated depreciation of each fixed asset are listed as follows:

	December 31,2001	
Assets	Revaluation	Accumulated depreciation
Land	$ 2, 979, 334	$ —
Buildings	147, 768	3, 096, 939
Machinery and equipment	65, 164	13, 014, 217
Electrical installations	8, 725	442, 632
Research equipment	—	50, 898
Transportation equipment	1, 178	402, 708
Furniture and fixtures	300	4, 831, 556
Leased property	—	79, 199
Leasehold improvements	—	1, 408, 748
Other equipment	30, 613	2, 959, 619
	$ 3, 233, 082	$ 26, 286, 516

(2)In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amount of revalued appreciation credited to the capital reserve was as $1,984,813. The balance of capital reserve-assets revaluation was $452,131 as of December 31, 2001.

(3)In the years 1974, 1980, 1985, and 1998, Ton Yi Industrial Corp., a subsidiary, revalued certain property, plant and equipment in accordance with regulations for the Revaluation of Assets in the Republic of China. The balance of capital reserve-assets revaluation was $302,830 as of December 31,2001.

(4)The balance of provision for land-value incremental tax on December 31, 2001 was $1,725,349.

(5)Interest expenses before capitalization for the year ended December 31, 2001 was $3,412,365, respectively. Interest capitalized totaled $246,955, with interest rate ranged 5.04%～6.59% in 2001.

(6)As of December 31, 2001, the Company has purchased land in the amount of $59,304 for expansion of plant facilities. The certain agriculture land has yet to be rezoned for industrial purposes, accordingly, the land title has not been officially transferred to the Company. However, the Company has secured the land deeds and other ownership documents.

(7)Leased property

The terms major of the leased properties are summarized below:

A. Upon the expiration of the lease contract, the titles of the leased properties accounted for under the capital leases are transferred to the Company at no additional cost. The rental payments and the leased properties are listed below:

Category of property	Present value based on the implicit interest rate	Period
Buildings, electrical installations and other equipment	$ 240, 904	8. 1997-7. 2012 180 equal monthly installments
Buildings	13, 536	1. 1998-8. 2005 92 equal monthly installments
	$ 254, 440	

B. As of December 31, 2001, total amount of rental payments and their present value are listed as follows:

	Present value of rental payments	Total of rental payments
1. 1. 2002 - 12. 31. 2002	$ 32, 243	$ 34, 109
1. 1. 2003 - 12. 31. 2003	29, 119	34, 204
1. 1. 2004 - 12. 31. 2004	26, 300	34, 302
1. 1. 2005 - 12. 31. 2005	22, 857	33, 237
1. 1. 2006 - 12. 31. 2006	19, 697	30, 949
1. 1. 2007 - 12. 31. 2011	73, 776	154, 743
1. 1. 2012 - 7. 31. 2012	6, 452	18, 053
	210, 444	$ 339, 597
Less: Liabilities under capital lease within one year	(32, 243)	
Long-term liabilities under capital lease (classified as long-term payables)	$ 178, 201	

8. ASSETS HELD FOR LEASE

December 31, 2001	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 231,835	$ 215,383	$ 447,218	$ —	$ —	$ —	$ 447,218
Buildings	640,188	14,075	654,263	(217,756)	(12,399)	(230,155)	424,108
Machinery and equipment	18,802	—	18,802	(15,660)	—	(15,660)	3,142
Electrical installations	31,255	—	31,255	(20,059)	—	(20,059)	11,196
Furniture and fixtures	2,221	—	2,221	(2,002)	—	(2,002)	219
Other equipment	277,930	4,299	282,229	(144,486)	(4,297)	(148,783)	133,446
	$1,202,231	$ 233,757	$1,435,988	($ 399,963)	($ 16,696)	($ 416,659)	$ 1,019,329

(1) Rental revenues in 2001 was $47,871.

(2) The Company and its consolidated affiliated enterprises revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) PROPERTY, PLANT AND EQUIPMENT.

9. IDLE ASSETS

December 31, 2001	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 201,030	$ 35,284	$ 236,314	$ —	$ —	$ —	$ 236,314
Buildings	141,728	1,297	143,025	(61,322)	(1,225)	(62,547)	80,478
Machinery and equipment	413,969	526	414,495	(253,900)	(526)	(254,426)	160,069
Electrical installations	7,472	—	7,472	(7,356)	—	(7,356)	116
Furniture and fixtures	4,903	—	4,903	(4,685)	—	(4,685)	218
Other equipment	26,525	394	26,919	(23,072)	(394)	(23,466)	3,453
	$ 795,627	$ 37,501	$ 833,128	($ 350,335)	($ 2,145)	($ 352,480)	480,648
Less: Allowance for valuation loss							(5,470)
							$ 475,178

(1) The Company and its consolidated affiliated enterprises revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7). PROPERTY, PLANT AND EQUIPMENT.

(2) Nanlien International Corp. has obtained the title for the land with cost of $84,842. However, certain buildings on the land were acquired through auction, accordingly Nanlien International Corp. has not been able to use the land as of the reporting date. Nanlien International Corp. has filed a suit to remove the buildings on the land.

10. INTANGIBLE ASSETS AND DEFERRED EXPENSES
(Not including deferred pension cost)

	2001
Beginning balance	$ 1,703,108
Additions	228,621
Decreases	(3,535)
Amortization and depreciation	(179,567)
Ending balance	$ 1,748,627

(1)The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over twelve years, the estimated economic lives of the packing machines. Other quarterly rental payments and cost based on unit-of-production are charged as current expenses.

(2)The decreases during the period represents lease return of vendor.

11. LONG-TERM RECEIVABLES

	December 31, 2001
Long - term notes receivable	$ 2,215
Long - term accounts receivable	540,473
Employee car loans	27,658
Less: Allowance for doubtful accounts	(33,106)
	$ 537,240

12. SHORT-TERM LOANS

	December 31, 2001	Collateral or Security
Unsecured bank loans	$ 10,156,587	—
Secured bank loans	2,046,906	Short-term investments, certificate of deposit -restricted, land, buildings, machinery and equipment, and land occupancy right.
Repurchase agreement bonds	273,098	—
	$ 12,476,591	
Range of interest rates	0.60%～7.61%	

13. COMMERCIAL PAPERS PAYABLE

	December 31, 2001	Collateral or security
Commercial papers payable	$ 5, 735, 000	Short – term investments, long – term investment, land and buildings
Less: Prepaid interests	(18, 370)	
	$ 5, 716, 630	
Range of interest rates	2. 02%～5. 70%	

14. BONDS PAYABLE

	December 31, 2001
Unsecured convertible bonds payable	$ 2, 000
Secured bonds payable	1, 500, 000
	1, 502, 000
Interest-premium	506
	1, 502, 506
Less: Current portion of bonds payable	(500, 000)
	$ 1, 002, 506

(1) Ton Yi Industrial Corp., a subsidiary, issued $3,000,000 of unsecured convertible bonds due 2004 on August 13, 1997. As of December 31, 2001, bonds with par value of $2,000,000 were convertible into 57,143,000 shares of common stocks.

(2) Ton Yi Industrial Corp. issued second unsecured convertible bonds with par value $3,000,000 due 2005 on August 19, 1998. As of December 31, 2001, bonds with par value of $2,998,000 were converted into 182,805,000 shares of common stocks.

(3) Domestic secured bonds

	2001
Repayable in July 2002～2004, interest rate 5.80%～6.14%, payable annually	$ 1, 200, 000
Repayable in July 2002～2004, interest rate 5.85%～6.20%, payable annually	300, 000
	1, 500, 000
Less: Current portion of bonds payable	(500, 000)
	$ 1, 000, 000

15. LONG-TERM LOANS

	December 31, 2001	Collateral or security
Unsecured bank loan	$ 33,662,067	—
Bankers' acceptance	8,769,602	Long-term investment, land and building
Secured bank loan	6,347,887	Long-term investment, land, building, machinery and equipment, furniture and fixtures, and other equipment
	48,779,556	
Less: Prepaid interests	(63,425)	
Current portion of long-term loans	(3,937,959)	
	$ 44,778,172	
Range of maturity date	01.01.2002～06.27.2007	
Range of interest rates	0.87%～7.65%	

16. RETIREMENT PLAN

(1) In accordance with the retirement plan of the Company, and its consolidated subsidiaries (except for Cayman President Holding Ltd.), an employee may retire when he or she either (i) attains the age of 55 and with 15 years of service, or (ii) has more than 25 years of service, or (iii) has reached the age of 60, or (iv) is unable to work (involuntary retirement). The employees accrue two units of credits for each year of service for the first 15 years, and one unit of credit for each year of service thereafter. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credits. Each unit of credit is based on the average of six-month's salaries prior to retirement. Calculation of average salary is in accordance with the Labor Standards Law of the R.O.C.

(2) The contributions to the independent retirement trust fund were $88,749 for 2001. As of December 31 2001, retirement fund balance with the Central Trust of China was $1,884,841.

(3) The net periodic pension cost, of the Company and its consolidated subsidiaries (except for Cayman President Holding Ltd.), for the period ended December 31, 2001 are as follows:

2001	PEC	Nanlien International Corp.	President Internation Developmen Corp.	President Chain Store Corp.	Ton Yi Industrial Corp.	Retail Support International Corp.	Mech-President Corp.
Service cost	$ 120, 319	$ 3, 723	$ 478	$ 31, 481	$ 13, 272	$ 3, 732	$ 4, 121
Interest cost	152, 171	4, 164	25	17, 931	13, 123	2, 610	1, 050
Expected return on plan assets	(110, 127)	(852)	–	(3, 000)	(4, 033)	(427)	(858)
Amortization of the obligation (asset) at transition	25, 763	590	7	(5, 961)	1, 397	(204)	21
Amortization of unrecognized plan assets losses	4, 365	–	–	(2, 912)	2, 398	690	–
Net periodic pension cost	$ 192, 491	$ 7, 625	$ 510	$ 37, 539	$ 26, 157	$ 6, 401	$ 4, 334

(4) The Company and its consolidated subsidiaries (except for Cayman President Holding Ltd.), adopted FAS No. 18 "Accounting for Pension Plan" of the ROC. The assumptions used to measure the funded status of the various retirement plans are as follows:

2001	PEC	Nanlien International Corp.	President International Development Corp.	President Chain Store Corp.	Ton Yi Industrial Corp.	Uni-President Cold-Chain Corp.	Retail Support International Corp.	Mech-President Corp.
Discount rate	4. 25%	4. 25%	4. 25%	4. 25%	4. 50%	4. 25%	4. 25%	4. 25%
Rate of increase in compensation levels	2. 82%	3. 00%	4. 00%	4. 25%	2. 50%	3. 60%	3. 25%	3. 00%
Expected return on plan assets	4. 00%	4. 00%	4. 00%	4. 00%	4. 50%	4. 00%	4. 00%	4. 00%

e funded status of the plans for 2001 was as follows:

2001	PEC (01.11.30)	Nanlien Internation Corp. (01.12.31)	President International Development Corp. (01.12.31)	President Chain Store Corp. (01.12.31)	Ton Yi Industrial Corp. (01.12.31)	Uni-President Cold-Chain Corp. (01.12.31)	Retail International Corp. (01.11.30)	Mech-President Chain Store Corp. (01.12.31)	Total
enefit obligation:									
Vested benefit obligation	($ 913,275)	($ 11,497)	$ —	$ —	($ 79,310)	($ 3,503)	($ 1,856)	$ —	($ 1,009,441)
Non-vested benefit obligation	(1,550,994)	(54,820)	(3,113)	(187,184)	(139,326)	(43,403)	(31,819)	(15,525)	(2,026,184)
Accumulated benefit obligation	(2,464,269)	(66,317)	(3,113)	(187,184)	(218,636)	(46,906)	(33,675)	(15,525)	(3,035,625)
Additional benefit based on future salaries	(776,117)	(27,867)	(3,081)	(227,344)	(79,914)	(37,284)	(23,529)	(9,180)	(1,182,316)
Projected benefit obligation	(3,240,386)	(94,184)	(6,194)	(414,528)	(296,550)	(84,190)	(57,204)	(24,705)	(4,217,941)
lan assets at fair value	1,956,213	16,722	510	93,987	93,199	62,532	9,530	21,448	2,254,141
lan funded status	(1,284,173)	(77,462)	(5,684)	(320,541)	(203,351)	(21,658)	(47,674)	(3,257)	(1,963,800)
nrecognized prior service cost	187,180	—	4,737	—	—	—	—	—	191,917
nrecognized net transition obligation	231,865	5,307	94	(52,653)	56,999	12,196	(1,840)	208	252,176
nrealized plan asset loss	583,886	23,454	524	2,805	97,793	—	20,252	1,692	730,406
dditional liability	—	(894)	(2,274)	—	(76,878)	—	—	—	(80,046)
ccrued pension cost	($ 281,242)	($ 49,595)	($ 2,603)	($ 370,389)	($ 125,437)	($ 9,462)	($ 29,262)	($ 1,357)	($ 869,347)
inimum liability	($ 508,056)	($ 49,595)	($ 2,603)	($ 93,197)	($ 125,437)	$ —	($ 24,145)	$ —	($ 803,033)
ested benefit	$ 1,107,031	$ 15,285	$ —	$ —	$ 116,329	$ 5,095	$ 2,699	$ —	$ 1,246,439

17. COMMON STOCK AND TREASURY STOCK

(1)On June 1, 2001 the stockholders at their meeting resolved to capitalize capital reserve of $63,163 and unappropriated retained earnings of $1,831,738 as stock dividends which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (1) No.139435. After the issuance of stock dividends, the total paid-in capital was $33,476,572, consisted of 3,347,657,000 shares of common stock issued and outstanding with a par value of $10 (NT dollars) per share.

(2)In 2001, the Company purchased treasury stock (in thousand shares) as follow:

	Beginning balance	Increase	Decrease	Ending balance
Retention of credit rating and stockholders' equity	–	5, 671	–	5, 671

A. Under the Stock Exchange Law, treasury stock percentage may not exceed 10% of the shares issued. Total cost of treasury stock may not exceed the sum of the balances of additional paid-in capital, retained earnings and realized capital reserve. As of December 31, 2001, the amount of treasury stock by the Company amounted to $58,543.

B. In accordance with the Stock Exchange Law, treasury stocks may not be pledged and bear no stockholders rights before the stocks were transferred to its employees.

C. Under the Stock Exchange Law, treasury stocks purchased to retain rating and stockholdres' equity should be retired within six months.

(3)As of December 31, 2001, President International Development Corp. owned 72,370,000 shares (cost $885,813) of the Company's common stock which were accounted for as treasury stock.

18. CAPITAL RESERVE

According to the ROC Company Law, capital reserve shall not be used except for making up losses of the company and shall not use the capital reserve to make up its losses unless the surplus reserve is insufficient for making up such losses. A company may, when it hasn't incurred losses, credit a part or the whole of capital reserve of the premiums on shares issued above their par value and earnings from gifts received to its capital by a resolution adopted at a meeting of shareholders and its limit must be applied to securities and exchange law.

19. RETAINED EARNINGS

(1) In accordance with the ROC Company Law, 10% of annual earnings should be appropriated as a legal reserve until the accumulated legal reserve equals the total paid-in capital of the Company. The legal reserve shall not be used except for making up losses of the company. A company may, when it hasn't incurred losses, credit legal reserve to its capital by a resolution adopted at a meeting of shareholders and such legal reserve must have reached 50 percent of the amount of paid-in capital and only one-half of legal reserve may be applied.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve and appropriated as special earnings reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the board of directors and approved at the stockholders' meeting. Of the amount distributed by the Company, stockholder's bonuses 50% to 100% of the accumulated unappropriated retained earnings, 2% of the remaining earnings is fixed for directors' and supervisors' in remuneration's and not less than 0.2% is for employees' bonuses.

(3) As of December 31, 2001, the balance of unappropriated earnings are as follows:

	Unappropriated earnings
A Unappropriated earnings for 1997	$ 485, 556
B Unappropriated earnings since 1998	
(A) 10% income tax on un-distributed retained earnings	3, 012, 445
(B) income tax payment of 10% retained earnings	1, 251
	$ 3, 499, 252

(4) As of December 31, 2001, the imputation tax credit account balance amounted to $10,851. The Company distributed 2000 undistributed earnings as dividends in accordance with the resolution adopted at the stockholders' meeting based on the resolution on June 1, 2001, and the date of dividends distribution was August 9, 2001 adopted at the board of directors' meeting and the creditable ratio was 14.94%, As of December 31, 2001, the estimated creditable ratio was 0.36%. The amount of deductible tax distributable by the Company to its shareholders shall be limited to an amount not exceeding the amount of the imputation tax credit account balance on the date of distribution of the dividends. Accordingly, the actual creditable ratio for the distribution of 2001 undistribution earnings will be based on the imputation tax credit account balance up to the date of distribution of the dividends.

(5) According to ROC SFC Ruling, the debit balance of $168,156 of stockholders' equity as of December 31, 2001, should be appropriated as special earnings reserve and can not be distributed.

20.DEFERRED INCOME TAX AND INCOME TAXES

(1) Adjustments for corporate income tax expenses and income tax payable (income tax refund) are as follows:

	2001
Current income tax expenses	$ 512,886
Increase 10% of company's income tax	267,128
Corporate income tax expenses	780,014
Net change amount for deferred income tax assets (liabilities)	13,896
Prepaid income taxes	(3,400)
Over provision of prior years' income tax	52,125
Prepaid and income taxes withheld	(394,167)
Net income tax payable (Note)	$ 448,468
(Note):Income tax payable	$ 448,597
Income tax refund	(129)
Net income tax payable (Note)	$ 448,468

(2) The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforward tax credit or income tax credits are the followings:

	December 31, 2001	
	Amount	Tax effect
CURRENT ITEMS:		
Temporary differences		
Bad debt expense (transfinite number)	$ 138,125	$ 34,531
Unrealized inventory decline and obsolescence loss	221,873	55,468
Expenses carried forward	30,600	7,650
Unrealized gain or loss on foreign currency transaction	(68,338)	(17,085)
Other	105,766	26,442
Investment tax credit	—	200,000
		$ 307,006
NON-CURRENT ITEMS:		
Temporary differences		
Expenses carried forward	$ 28,559	$ 7,140
Unrealized gain or loss on foreign currency transaction	38,601	9,650
Depreciation expenses	(2,311,652)	(577,913)
Investments income or loss	1,724,367	431,092
Pension cost	35,980	8,995
Other	58,445	14,611
Loss carryforwards	2,243,887	560,972
Investment tax credits	—	260,810
Valuation allowance	—	(357,384)
		$ 357,973

(3) As of December 31, 2001, unused loss carryforwards amounted to $560,972, which will expire between 2002 and 2006.

(4) As of December 31, 2001, unused investments tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure, expenditure on the development of international trademark and Y2K expenditures were $460,810, which will expire between 2002 and 2005.

(5) The Company's income tax returns for the year through 1999 have been assessed by the Tax Authority. As of March 18, 2002, there were no disputes existing between the Company and the Tax Authority.

21. EARNINGS PER COMMON SHARE

	2001
Consolidated net income (A)	$ 3,013,760
Weighted average number of shares outstanding during the year (shares in thousands) (B)	3,346,861
Simple earnings per share (NT dollars) (A/B)	$ 0.90

22. FOREIGN EXCHANGE REMITTANCE RIGHT

The foreign shareholders of Retail Support International Corp. can remit dividends after paying the relevant tax and the original investments.

Note 5. RELATED-PARTY TRANSACTIONS

1. Related parties and their relationship with the Company

Name of Related Parties	Relationship with the Company
President International Trade and Investment Corp.	Subsidiary accounted by equity method
Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method
President Global Corp.	Subsidiary accounted by equity method
U-Chains Enterprises Corp.	Subsidiary accounted by equity method
Uni-President Dream Parks Corp.	Subsidiary accounted by equity method
President Nisshin Corp.	Subsidiary accounted by equity method
Uni-President Oven Bakery Cory.	Subsidiary accounted by equity method
Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method
Presicarre Corp.	Subsidiary accounted by equity method
TTET Union Corp.	Subsidiary accounted by equity method
Qware System & Services Corp.	Subsidiary accounted by equity method
President Tokyo Corp.	Subsidiary accounted by equity method
Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method
President Information Corp.	Subsidiary accounted by equity method
Prince Housing Development Corp.	Common chairman
Nella Limited.	A subsidiary of Nanlien Investment Corp. (accounted by equity method)
Tun Hsiang EnterprisesCorp.	A subsidiary of Nanlien Investment Corp. (accounted by equity method)
Ding-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tou Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tung-Tse Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Lien Lu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
G-Advanced Semiconductor Technology Corp.	A subsidiary of President International Development Corp. (accounted by equity method)
Wisdorm Distribution Service Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)
President Yamako Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)
Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)
Tomen Corporation	A director of Ton Yi Industrial Corp.
Retail Support Taiwan Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)

Name of Related Parties	Relationship with the Company
Kai Yu Investment (BVI) Co Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Prospect Top Development Ltd.	A subsidiary of Hong Kong President Holding Ltd. (accounted by equity method)

2. Significant transactions with related parties are as follows:

(1) Purchases

	2001
Tomen Corporation	$ 2,796,441
Other (less than 10%)	4,452,582
	$ 7,249,023

The terms of purchases and payments of the Company (due within one month) for the related parties were the same as for regular suppliers except for the following companies:

a. TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due in 30-45 days.
b. President Nisshin Corp. pays its account within 15 days.

The purchase terms of Cayman President Holding Ltd., Nanlien International Corp., Retail Support International Corp. and Mech-President Co. from the related parties were the same as for other clients.

All President Chain Store Corp's purchases from the related parties are at regular prices, except for Retail Support Taiwan Corp., and Wisdom Distribution Service Corp. In addition, the terms for volume discounts and delivery subsidies are same as other suppliers. All payment terms for related parties are at regular terms. The terms and conditions for purchases and delivery from Retail Support Taiwan Corp., and Wisdom Distribution Service Corp. were based on the contract. Under the agreement, all the merchandises and retail items except tax-free goods, purchased by the subsidiaries are delivered. The costs for goods purchased are based on cost plus basis. Since 2001, tax-free goods purchasing from Wisdom Distribution Service Corp. is according to above method.

Except for Tomen Corporation, the purchase terms of Ton Yi Industrial Corp. from the related parties were the same as for other clients. The terms and conditions for purchase from Tomen Corporation, were 180 days of letters of credit.

Except for payment terms of Uni-President Cold-Chain Corp. purchasing from the related parties were within 20 days, the others were the same as for other clients. from the related parties were the same as for other clients.

(2) Sales

	2001
Cayman Ton Yi Industrial Holdings Ltd.	$ 3, 309, 184
Other (less than 10%)	15, 902, 547
	$ 19, 211, 731

a. The collection terms for sales to related parties in general are one-month after sales except for the followings to Tone Chu Enterprises Corp. (77 days),Tun Hsinng Enterprises Corp.(77 days), Ding-Tung Enterprises Corp.(20 days), and Tung Ang Enterprises Corp.(10 days), Presicarre Corp.(two months), U-Chains Enterprises Corp.(12 days), President Global Corp.(150 days by D/A), and Uni-President Vender Corp. (20 days after closing). All other terms are as standard terms.

b. The sales terms of Cayman President Holding Ltd.,Nanlien International Corp. (except that collection period of Line Lu Enterprises Corp. within 90 days after previous months) ,Uni-President Cold-Chain Corp., Retail Support International Corp. and Mech-President Corp. from the related parties were the same for other clients.

c.President Chain Store Corp's. sales to related parties are as cost plus 0.8%～1% service fees, the collection terms were within 30～45 days after closings, all other terms were as standard terms.

d. The sales terms of Ton Yi Industrial Corp. to related parties were the same as for other customers except that the regular 42 days collection for sales to subsidiaries in China.

(3) Purchase of long-term investment

	2001
Kai Yu Industrial Co., Ltd.	$ 129, 345
Tung Ho Development Co., Ltd.	102, 800
	$ 232, 145

Nanlien Industrial Corp. purchased 900,000 shares of common stocks of Far-Tung Enterprises Corp.,420,000 shares of common stocks of Tung Ding Food Corp.,197,800 shares of common stocks of Ming Tung Enterprises Corp.,196,000 shares of common stocks of Tung Hui Corp.,1,200,000 shares of common stocks of Tung Jun International Corp.,2,000,000 shares of common stocks of Tung Guan Egg Corp., and 8,000,000 shares of common stocks of Tun Hsiang Enterprises Corp. from Kai Yu Investment Co., Ltd. and 10,000,000 shares of common stocks of President International Development Corp. from Tung Ho Development Co., Ltd. at a aggrliss value .

(4) Purchase of property, plant and equipment

	Items	2001
Nella Limited	Buildings, machinery and equipment and electrical installations etc.	$ 254, 894
Tomen Corporation	The parts of machinery and equipment	82, 387
Qware System & Service Corp.	Furniture and fixtures	59, 352
Other (less than 10%)	Transportation equipment, furniture and fixtures and other equipment	19, 660
		$ 416, 293

The Company and its consolidated affiliated enterprises purchased certain fixed assets from other related parties at negotiated prices.

(5) Disposal of property, plant and equipment

	2001		
	Selling price	Book value	Gain(Loss)
Uni-President Oven Bakery Corp.	$ 96, 816	$ 96, 816	$ —
President Yamako Corp..	11, 560	10, 893	667
Uni-President Vender Corp.	10, 901	10, 901	—
Other (less than 10%)	1, 922	2, 139	(217)
	$ 121, 199	$ 120, 749	$ 450

The Company and its consolidated affiliated enterprises sold certain fixed assets to other related parties at negotiated prices.

(6) Rental income

	Method of payment	2001
Uni-President Vender Corp.	Monthly	$ 225,706
Other (less than 10%)	Monthly	100,292
		$ 325,998

Rentals are charged based on the existing lease agreements at negotiated prices.

(7) Interest income：Please see Note 5(3) Financing Section.

(8) Other income

Management and technical consultancy fees

	2001
Tun Hsiang Enterprises Corp.	$ 27,294
Ztong Yee Industrial Co., Ltd.	25,200
Other (less than 10%)	235,315
	287,809
Other income	
Tun Hsiug Enterprises Corp.	51,122
President Nisshin Corp.	24,570
Other (less than 5%)	316,256
	391,948
	$ 679,757

(9) Processing expenses

	2001
TTET Union Corp.	$ 101,895

(10) Management and freight expenses

	2001
Retail Support Taiwan Corp.	$ 151,441
Other (less than 10%)	70,070
	$ 221,511

(11) Other expenses

		2001
Uni-President Dream Parks Corp.	$	562, 209
President Information Corp.		378, 972
Other (less than 10%)		992, 945
	$	1, 934, 126

(12) Notes receivable

		December 31, 2001
Tung-Tse Enterprises Corp.	$	12, 033
Lien Lu Enterprises Corp.		10, 827
Tung Ang Enterprises Corp.		5, 966
Other (less than 10%)		25, 434
	$	54, 260

(13) Accounts receivable

		December 31, 2001
Cayman Ton Yi Industrial Holding Ltd.	$	998, 112
Tun Hsiang Enterprises Corp.		376, 370
Other (less than 10%)		1, 242, 818
		2, 617, 300
Allowance for doubtful accounts receivable	(	30, 760)
	$	2, 586, 540

(14) Other receivables

		December 31, 2001
G-Advance Semiconductor Technology Corp.	$	254, 767
Prospect Top Development Ltd.		253, 833
Presicarre Corp.		80, 000
Other (less than 10%)		210, 485
	$	799, 085

(15) Notes payable

		December 31, 2001
President Tokyo Corp.	$	3,343
Other (less than 10%)		23,318
	$	26,661

(16) Accounts payable

		December 31, 2001
Wisdom Distribution Service Corp.	$	301,742
Other (less than 10%)		338,081
	$	639,823

(17) Accrued expenses

		December 31, 2001
Uni-President Dream Parks Corp.	$	67,001
President Information Corp.		38,326
Other (less than 10%)		124,323
	$	229,650

(18) Other payables

		December 31, 2001
Qware System & Services Corp.	$	12,682
Nella Limited		3,987
President Information Corp.		3,340
Other (less than 10%)		10,173
	$	30,182

3. Financings

The financing transactions between the Company and its consolidated affiliated enterprises with other related parties are as follows:

(1) Loans receivables from related parties

	2001				
	Maximum balance date	Maximum balance	Ending balance	Annual interest rate	Total interest income
Prospect Top Development Ltd.	01.01.01	$ 313,249	$ 253,833	—	$ —
Cayman Ton Yi Industrial Holding Ltd.	01.06.01	1,036,927	71,321	—	—
			$ 325,154		$ —

(2) Loans payables to related parties

	2001				
	Maximum balance date	Maximum balance	Ending balance	Annual interest rate	Total interest expense
President International Trade and Investment Corp.	01.01.01	$ 909,490	$ —	—	$ —

4. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties are as follows:

	December 31, 2001
Cayman Ton Yi Industrial Holding Ltd.	$ 9, 398, 624
Kai Yu Investment (BVI) Co., Ltd.	2, 108, 791
Other (less than 10%)	7, 139, 668
	$ 18, 647, 083

(2) On August 24, 1998, the Company and seven companies (including the President International Development Corp., President Chain Store Corp. and Prince Housing Development Corporation) purchased a parcel of land (located Shin-Yi District Lot No. 6) with an area of 9,643 m2 from the Ministry of National Defense. The Company, President International Development Corp. and President Chain Store Corp. shared 30% ownership of the land. According to the "PEC National Building Construction Contract" dated November 6, 1998, the Company, President International Development Corp. and President Chain Store Corp. will contribute 30% of the capital in cash and share the obligation and right with the same percentage.

(3) In July, 2000, President Chain Store Corp. signed a perpetual technical cooperation contract (the Contract) with the Southland Corporation. Under the terms of the Contract the Company agrees that:

A The Company guarantees that President Chain Store Corp. will fulfil all payments or other obligation to Southland Corporation due under the Contract.

B Without the written approval of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

C The Company should maintain no less than 45% ownership of President Chain Store Corp. In May 2001, the minimal ownership was revised to 40%.

(4) Ton Yi Industrial Corp. has provided guarantees for Cayman Ton Yi Industrial Holdings Ltd. Under the terms of the bank loan agreement, the Company agrees that:

a. Debt ratio shall be below 200%.

b. Interest coverage ratio shall not be less than two hundred percentage.

c. Total tangible assets minus liabilities shall not be below $12,000,000.

d. Total liabilities and the amount of guarantees for subsidiaries divided into total intangible assets shall be less than two hundred and sixty percentage.

Note 6. PLEDGED ASSETS

As of December 31, 2001, the pledged assets were as follows:

	Purpose of collateral	December 31, 2001
Short-term investments (including treasure stocks)	Short-term loans and commercial papers payable	$ 1,127,081
Certificate of deposit-restricted	Short-term loans	97,281
Long-term investments	Commercial papers payable and long- term loans	8,755,944
Land	Short-term loans, commercial papers payable and long-term loans	2,599,049
Buildings-net	Short-term loans, commercial papers payable and long-term loans	1,585,822
Machinery and equipment-net	Short-term loans and long-term loans	18,084,466
Furnitures and fixtures-net	Long-term loans	11,940
Other equipment-net	Long-term loans	11,022
Land occupancy right	Short-term loans	318,207
		$ 32,590,812

Note 7. CONTINGENT LIABILITIES AND COMMITMENTS

(1) The remaining balance due for construction in progress and advance to suppliers are as follows:

	December 31, 2001
Construction in progress	$ 1,055,883
Advance to suppliers	537,764
	$ 1,593,647

(2) As of December 31, 2001, the amounts of letters of credit outstanding were $1,347,845.

(3) In September 1998, the Company borrowed $4,300,000 under a 5-year term syndicated loan agreement from September 25, 1998 to September 25, 2003 with ABN AMRO Bank N.V. Taipei Branch as the lead bank. Under the terms of the loan agreement the Company agrees that:

(A) To ensure that, current ratio computed from year-end non-consolidated audited financial statements shall not be less than 75%.

(B) To ensure that, ratio of stockholders' equity to total assets computed from year-end non-consolidated audited financial statements shall not be less 40%.

(C) To ensure that, the year-end non-consolidated audited total tangible stockholders' equity shall not be less than $15,000,000.

(D) To ensure that, interest coverage ratio computed from year-end non-consolidated audited financial statements shall not be less than two hundred and sixty percentage.

(E) To ensure that, year-end consolidated tangible stockholders' equity, less any treasury stocks shall not be less than $20,000,000.

(F) To ensure that, the year-end consolidated total contingent liabilities shall be less than tangible stockholders' equity.

(4) In November 1999, the Company borrowed $800,000 from China Development Industrial Bank. under a 3-year term loan agreement from November 15, 1999 to November 15, 2002, then modified the contract period from Novenber 15, 2001 to November 15, 2004. Under the terms of the loan agreement the Company agrees that:

(A) To ensure that, current ratio shall be above 70%.

(B) To ensure that, debit ratio shall be below 150%.

(C) If the standards (A) and (B) above were not be achieved, the Company shall improve it within six months.

(5) In August 2000, the Company borrowed $6,000,000 under a 5-year term syndicated loan agreement from October 5, 2000 to October 5, 2005 arranged by the Taiwan Industry Bank Corp., the Union Chinese Corp. and the Land Bank of Taiwan. Under the terms of the loan agreement the Company agrees that：

(A) To ensure that, current ratio shall be above 70%.

(B) To ensure that, debt ratio shall be below 100%.

(C) To ensure that, the ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.

(D)Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall have the consent in writing from bank syndication.

(6) In June 2001, the Company borrowed $6,000,000 under a 5-year term syndicated loan agreement from June 28, 2001 to June 28, 2006 arranged by International Commercial Bank of China and Chiao Tung Bank. Under the terms of the loan agreement, the Company agrees that：

(A) To ensure that, current ratio shall be above 80%.

(B) To ensure that, debt ratio shall be below 100% from 2000, retroactively.

(C) If the ratio mentioned above do not meet the requirements, the Company should improve it before the June 30 of the next year.

(D) To ensure that, any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization shall be notified to the management bank. The lead bank may call a meeting of the leaders to discuss above events as needed.

(7) As approved by the stockholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDSs have the same rights and responsibilities as those of holder of common shares. Under current ROC law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(A) Exercise of voting rights

Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(B) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(C) Dividends

The holders of the GDSs have the same right to receive the dividends as that of registered common shares.

(8) As of December 31, 2001, certain banks have provided guarantee to the subsidiary Nanlien International Corp. in the amount of $155,000 for the import of goods, lease of warehouse and accounting of customs duty.

(9) President International Development Corp. signed a content medium – term loan and issuance of commercial papers with twelve financial institutions (including Taiwan Industry Bank Corp.). The terms of the content are as follows:

(A) Period: medium-term loan is 5 years and commercial paper is 3 years.

(B) Limit and usage: total limit is $3,000,000, including $2,000,000 of medium-term loan and $10,000,000 of commercial papers. The facility for commercial papers are revolving.

(C) Commitment fee: annual commitment fee is charged as 0.25% of the facility unused.

(D) Commercial paper guarantee fee: annual fee of 0.75% is charged on amount issued.

(E) Collateral: the Company shall provide stocks for collaterals.

(F) Commitments: the Company's debit ratio shall not be above 110% and the tangible net worth shall not be less than $12,500,000 within the contract.

(10) President Chain Store Corp. has signed the rental agreements with non-related parties to rent store spaces with lease periods ranged from 3 to 12 years. As of December 31, 2001, PCSC has prepaid rent and guaranteed deposits in the amount of $518,657 and $635,713, respectively.

Summary of the estimated annual rental expenses of PCSC is as follows:

Year	Total rental expenses
2002	$ 3, 317, 169
2003	3, 198, 278
2004	2, 896, 701
2005	2, 396, 905
2006 and thereafter	5, 485, 633
	$ 17, 294, 686

(11) To construct the Tinplate Plant and Tin Mill Black Plate Plant, Ton Yi Industrial Corp. has signed land lease contract with Taiwan Sugar Corp. The term of contract covers the period from July 1, 1993, to March 9, 2048, and the annual rental payments is based on 10% of the annual assessed value of the land. Royality payments for the land lease is paid 2 to 4 times of rental expenses for the current year on a 20 year basis, and is amortized over a period of 20 years. As December 31, 2001, the balance of royalty payments is $28,917.

(12) As of December 31, 2001, banks have provided guarantee to the Customs Bureau in the amount of approximately $33,104 for the import of raw materials for Ton Yi Industrial Corp.

(13) To avoid any exchange gain or loss caused in Yen for the purchase of machines from a Japanese corporation, Ton Yi Industrial Corp. has signed a contract with the Japanese corporation in October, 1998 to limit that the range exchange rate between 0.2250 to 0.2570 per NT$. Any exchange gain or loss should be absolved by the Japanese corporation. As of December 31, 2001, the Company has long-term receivables of $358,069 from the Japanese corporation for the exchange loss

(14) As of December 31, 2001, Mech-President Co., has signed the rental agreements to rent filling station, the agreements are as follows:

Payment period	Method of payment	Amount	Discount rate (Note)	NRV
2002~2006	Monthly	$ 596, 389	7. 43%	$ 485, 994
2007~2011	Monthly	311, 097	7. 43%	194, 556
2012~2016	Monthly	49, 423	7. 43%	20, 570
2017~2021	Monthly	2, 903	7. 43%	922
		$ 979, 812		$ 702, 042

Note: The discount rate are estimated approximately by long-term loans rate within 2001.

Note 8. SIGNIFICANT LOSS OF NATURAL DISASTER AND LOSS: None.

Note 9. SIGNIFICANT SUBSEQUENT EVENT:

Following the approval of the ROC SFC, President Chain Store Corp. issued $700,000 the first secured bonds due 2007 on January 8, 2002.

Note 10. OTHER:

(1)INFORMATION OF INVESTMENT ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company (PEC) has no derivative financial instruments transactions in 2001. The transactions its subsidiaries deal with refer to Note 11, 1 (9).

(2)FAIR VALUE OF INVESTMENTS ON NON-DEVIVATIVE FINANCIAL INSTRUMENTS

	December 31,2001	
Financial assets	Book value	Fair value
Financial assets of the same book and fair value	$ 12, 456, 603	$ 12, 456, 603
Short – term investments	8, 376, 207	8, 752, 349
Long – term investments	51, 635, 300	59, 858, 337
Guaranteed deposits	922, 564	801, 147
Long – term receivables	537, 240	537, 240

Financial liabilities		
Financial liabilities of the same book and fair value	$ 38, 720, 394	$ 38, 720, 394
Bonds payable	1, 002, 506	1, 002, 506
Long – term loans	44, 778, 172	44, 778, 172
Long – term payables	178, 201	178, 201
Provision for retirement plan	1, 110, 744	1, 963, 800
Customers' deposits	930, 489	817, 428

a. The due dates of short – term financial instruments are close to balance sheet day (December 31, 2001). Accordingly, the fair value of short-term financial instruments are estimated based on the book value recognized in the balance sheet and applied to cash and cash equivalent, notes and accounts receivable, other receivables, certificate of deposit-restricted, short–term loans, commercial papers payable, notes and accounts payable, income tax payable, accrued expenses, other payables and current portion of long–term liabilities.

b. Short-term investments:

(i) The fair value of listed stocks and government bonds are estimated based on the closing price at balance sheet date.

(ii)Mutual funds – the fair value are estimated based on the net worth at balance sheet date.

c. The fair value of long-term investments are based on the market value. The fair value of which without any market value are based on the net equities of the investee companies.

d. The fair value of guaranteed deposits and long–term receivables are based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of one year time deposit in the post office at December 31, 2001.

e. The fair value of bonds payables, long–term loans, long–term payables and customers' deposits are based on the discounted value of expected future cash inflow and the discount rate is based on the rate of long-term loans at December 31, 2001.

f. The fair value of provision for retirement plan is based on the funding status presented on the actuarial report measured.

HE EXPUNCTION TRANSACTIONS BETWEEN THE COMPANY AND THE AFFILIATED ENTERPRISES

Transactions	Uni-President Enterprises Corp.	Cayman President Holding Corp.	Nanlien International Crop.	President International Development Crop.	President Chain Store Corp.	Ton Yi Industrial Corp.	Uni-President Cold-Chain Corp.	Retail Support International Corp.	Mech-President Corp.
ination of long-term stment and owner equity	($ 23, 237, 526)	$ 142, 328	$ 1, 187, 051	$ 8, 024, 225	$ 6, 718, 583	$ 7, 299, 127	$ 99, 319	$ 94, 388	$ 37, 550
company elimination of real nts									
ccounts payable and receivable	(498, 450)	16, 017	(53, 966)	—	1, 722, 894	(18, 690)	(190, 674)	(978, 645)	1, 514
epayments and cash in advance	—	—	—	—	(91, 200)	—	—	91, 200	—
company elimination of inal accounts									
ansaction of purchase and ales.	7, 362, 230	(19, 880)	773, 186	—	(24, 304, 747)	184, 324	3, 230, 314	13, 439, 412	26, 207
nrealized gross profit	—	—	(4, 012)	—	(25, 608)	(2, 244)	(33, 480)	(30, 281)	—
nrealized gains or losses	—	—	(200, 830)	—	(68, 590)	—	—	—	—
ansaction of revenue and xpense	(97, 357)	43, 011	(40, 425)	(14, 712)	(175, 718)	(8, 282)	(175, 780)	(206, 059)	(15, 724)
company elimination of cross ding	885, 813	—	(102, 800)	131, 098	(513, 158)	(400, 953)	—	—	—

11 Additional Disclosures Information of Investee companies

(For the year ended December 31, 2001)

1.Significant Transactions Information

nancing activities to any one company or person (Units in thousands of currencies indicated)

umber	Name	Name of counter party	Account	Maximum balance during 2001	Balance at December 31, 2001	Interest rate	Property (Note3)	Total transaction volume	Reason for loan	Allowance for doubtful accounts	Assets pledged: Item	Assets pledged: Value	Leading limit per entity	Maximum amount available for loan
1	President International Trade and Investment Corp.	Hong Kong President Holding Ltd.	Other receivables	US$ 27,402	US$ 2	—	2	$ —	Working capital	—	—	—	US$ 80,000	US$ 100,000 (Note 1)
2	President Global Corp.	President East Co.	Notes receivables	US 205	US 205	6.50% -10.50%	1	US 727 (sales)	Working capital	—	—	—	US 3,000	US 4,000 (Note 1)
		Tungpec Inc.	Notes receivables	US 40	US 40	—	1	US 313 (sales)	Working capital	—	—	—	US 3,000	US 4,000 (Note 1)
3	Cayman President Holdings Ltd.	President Top Development Ltd.	Other receivables	US 9,484	US 7,326	—	2	—	Investment	—	—	—	US 80,000	US 100,000 (Note 1)
4	President Asia Enterprises Inc.	The Torgan Group	Other receivables	CAN 6,629	CAN 6,285	7.06%	2	—	Investment	—	Land and builinds second pledged	CAN 15,000	CAN 10,000	CAN 20,000 (Note 1)
5	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holding Ltd.	Other receivables	1,036,927	71,321	—	1	3,309,184 (sales)	Working capital	—	—	—	4,123,768	8,247,536 (Note 2)
6	Hong Kong President Holdings Ltd.	Prospect Top Develop-ment Ltd.	Other receivables	US 9,484	—	—	2	—	Investment	—	—	—	US 80,000	US 100,000 (Note 1)
7	Nella Ltd.	Prospect Top Development Ltd.	Other receivables	148,159	114,356	7.50%	2	—	Investment	22,871	—	—	200,000	300,000 (Note 1)
8	Cayman Nanlien Holdings Ltd.	Nella Ltd.	Other receivables	98,314	92,567	—	2	—	Working capital	—	—	—	200,000	300,000 (Note 1)
9	President International investment (BVI) Co.	Hong Kong Xiang Lu Industries Ltd.	Other receivables	US 8,509	US 8,509	—	2	—	Investment	—	—	—	US 80,000	US 100,000 (Note 1)
10	Cayman Ton Yi Industrial Holdings Ltd.	Hong Kong Ton Yi Industrial Holdings Ltd.	Other receivables	US 5,625	US 5,209	—	1、2	US 1,537 (sales)	Working capital	—	—	—	4,123,768	8,247,536 (Note 2)

umber	Name	Name of counter party	Account	Maximum balance during 2001	Balance at December 31, 2001	Interest rate	Property (Note3)	Total transaction volume	Reason for loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Leading limit per entity	Maximum amount available for loan
		Changdu Ton Yi Industrial Packing Corp.	Other receivables	US$ 1,769	US$ 1,641	—	1、2	US$ 876 (sales)	Working capital	—	—	—	$ 4,123,768	$ 8,247,536 (Note 2)
11	Fujian Ton Yi Tinplate co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US 3,833	—	1、2	US 400 (Purchases)	Working capital	—	—	—	4,123,768	8,247,536 (Note 2)
12	Wuxi Ton Yi Industrial Packing Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 6,465	US 6,465	—	1、2	US 695 (sales) US 8,699 (Purchases)	Working capital	—	—	—	4,123,768	8,247,536 (Note 2)

(Note 1) In accordance with the regulations "Financing activities to any one company or person", the loan requires the board of director approval and report to the stockholder's meeting.

(Note 2) The maximum amount available for loan of Ton Yi Industrial Corp. and its subsidiaries is 50% of Ton Yi Industrial Corp.'s net worth, while the maximum amount for any one entity is 25%.

(Note 3) The following nature of code about financing activities with any ones:

1.Inter-company trade activities call for capital loan.

2.There is necessity for financing activities to any one.

(2) The Company provided the following endorsement and guarantee to third parties (Units in thousands of currencies indicated):

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Endorsee: Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0	Uni- President Enterprises Corp.	Cayman President Holdings Ltd.	2	$ 16, 913, 252	$ 14, 220, 141	$ 14, 220, 141	—	33. 63	$ 29, 598, 192	(Note 1)
0		President International Development Corp.	2	16, 913, 252	3, 400, 000	2, 800, 000	—	6. 62	29, 598, 192	(Note 1)
0		Kai Yu Investment (BVI) Co., Ltd.	3	16, 913, 252	2, 554, 011	2, 108, 791	—	4. 99	29, 598, 192	(Note 1)
0		Kai Yu Investment Co., Ltd.	2	16, 913, 252	1, 528, 900	1, 017, 000	—	2. 41	29, 598, 192	(Note 1)
0		President International Investment (BVI) Co., Ltd.	3	16, 913, 252	1, 178, 036	918, 400	—	2. 17	29, 598, 192	(Note 1)
0		Hong Kong President Holdings Ltd.	3	16, 913, 252	5, 430, 471	836, 500	—	1. 98	29, 598, 192	(Note 1)
0		President Asia Enterprises Inc.	3	16, 913, 252	805, 096	805, 096	—	1. 90	29, 598, 192	(Note 1)
0		Tone Sang Construction Corp.	2	16, 913, 252	760, 000	760, 000	—	1. 80	29, 598, 192	(Note 1)
0		Uni-President (Thailand) Co., Ltd.	3	16, 913, 252	456, 447	450, 060	—	1. 06	29, 598, 192	(Note 1)
0		Uni-Splendor Corp.	6	16, 913, 252	591, 100	432, 500	—	1. 02	29, 598, 192	(Note 1)
0		Uni- President (USA), Inc.	3	16, 913, 252	311, 500	311, 500	—	0. 74	29, 598, 192	(Note 1)
0		Ztong Yee Industrial Co., Ltd.	6	16, 913, 252	553, 647	310, 000	—	0. 73	29, 598, 192	(Note 1)
0		Century Quick Service Restaurant Corp.	3	16, 913, 252	280, 000	250, 000	—	0. 59	29, 598, 192	(Note 1)
0		President International Trade and Investment Corp.	2	16, 913, 252	502, 156	224, 070	—	0. 53	29, 598, 192	(Note 1)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0		President Pharmaceutical Corp.	2	$ 16,913,252	$ 400,000	$ 210,000	—	0.50	$ 29,598,192	(Note 1)
0		President Packaging Ind. Corp.	1	16,913,252	130,280	128,898	—	0.30	29,598,192	(Note 1)
0		Uni- President Glass Industrial Co., Ltd.	2	16,913,252	110,000	110,000	—	0.26	29,598,192	(Note 1)
0		Presitex Co., Ltd.	3	16,913,252	135,790	104,179	—	0.25	29,598,192	(Note 1)
0		Kao Hsiung Rapid Transit Corp.	6	16,913,252	100,000	100,000	—	0.24	29,598,192	(Note 1)
0		Uni-President Vietnam Co., Ltd.	3	16,913,252	64,205	53,585	—	0.13	29,598,192	(Note 1)
0		President Entertainment Corp.	2	16,913,252	50,000	50,000	—	0.12	29,598,192	(Note 1)
0		President Baseball Team Corp.	2	16,913,252	42,400	34,000	—	0.08	29,598,192	(Note 1)
0		President Global Corp.	2	16,913,252	17,500	17,500	—	0.04	29,598,192	(Note 1)
0		Mech- President Corp.	3	16,913,252	760,000	—	—	—	29,598,192	(Note 1)
0		Shanghai President International Foods Co., Ltd.	3	16,913,252	52,345	—	—	—	29,598,192	(Note 1)
0		Ming Tung Enterprises Corp.	1	16,913,252	5,000	—	—	—	29,598,192	(Note 1)
1	President International Trade and Investment Corp.	Tianjing President International Food Co., Ltd.	2	US 19,208	US 3,610	US 2,802	—	7.29	US 38,416	(Note 2)
1		Shanghai President International Foods Co., Ltd.	2	US 19,208	US 3,020	—	—	—	US 38,416	(Note 2)
2	Kai Yu Investment Co., Ltd.	Uni- President Enterprises Corp.	4	100,000	2,000	2,000	—	0.27	500,000	(Note 3)
3	President Global Corp.	Ameripec Inc.	3	US 3,309	US 1,610	US 835	—	7.57	US 5,515	(Note 4)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
4	Cayman President Holdings Ltd.	Xinjiang President Enterprises Food Co., Ltd.	3	US$ 20,000	US$ 3,253	US$ 1,433	—	10.02	US$ 100,000	(Note 5)
4		PT ABC President Enterprise--s Indonesia	6	US 20,000	US 2,667	US 2,513	—	17.57	US 100,000	(Note 5)
4		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 1,550	US 380	—	2.66	US 100,000	(Note 5)
5	Nanlien International Corp.	Nella Limited	3	500,000	143,730	35,040	—	2.74	1,000,000	(Note 6)
5		Lien Lu Enterprises Corp.	3	500,000	9,000	6,000	—	0.47	1,000,000	(Note 6)
5		Hua Zuo Corp.	3	500,000	4,800	4,320	—	0.34	1,000,000	(Note 6)
5		Uni- President Enterprises Corp.	4	500,000	2,000	2,000	—	0.16	1,000,000	(Note 6)
5		Tung Lien Enterprises Corp.	3	500,000	1,200	800	—	0.06	1,000,000	(Note 6)
5		Jui Lai Enterprises Corp.	1	500,000	825	600	—	0.05	1,000,000	(Note 6)
5		Tung Sheng Enterprises Corp.	3	500,000	20,000	—	—	—	1,000,000	(Note 6)
5		Lien Yu Enterprises Corp	3	500,000	8,000	—	—	—	1,000,000	(Note 6)
5		Cayman Nanlien Holding Ltd.	3	500,000	5,790	—	—	—	1,000,000	(Note 6)
5		Chi Fu Enterprises Corp.	3	500,000	5,000	—	—	—	1,000,000	(Note 6)
5		Chuan Jie Corp.	1	500,000	3,600	—	—	—	1,000,000	(Note 6)
5		Yuan Tai Enterprises Corp.	3	500,000	2,550	—	—	—	1,000,000	(Note 6)
5		Cheng Miao Co., Ltd.	1	500,000	1,800	—	—	—	1,000,000	(Note 6)
5		Liang Tung Enterprises Corp.	1	500,000	455	—	—	—	1,000,000	(Note 6)
5		Tung Li Enterprises Corp.	1	500,000	357	—	—	—	1,000,000	(Note 6)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
6	President International Development Corp.	Kao Hsiung Rapid Transit Corp.	6	$ 696,818	$ 100,000	$ 100,000	—	0.72	$ 2,787,271	(Note 7)
7	President Chain Store Corp.	Mech-President Co., Ltd.	3	1,995,949	750,000	750,000	—	7.52	4,989,873	(Note 8)
7		President Transnet Corp.	3	1,995,949	280,000	280,000	—	2.81	4,989,873	(Note 8)
7		President Drugstore Business Corp.	3	1,995,949	270,000	270,000	—	2.71	4,989,873	(Note 8)
7		President Packaging Ind. Corp.	1	1,995,949	134,495	134,495	—	1.35	4,989,873	(Note 8)
7		President Chain Store (BVI) Holdings Ltd.	3	1,995,949	US 3,500	US 3,500	—	1.23	4,989,873	(Note 8)
7		Kao Hsiung Rapid Transit Corp.	6	1,995,949	100,000	100,000	—	1.00	4,989,873	(Note 8)
8	Ton Yi Industrial Corp.	Cayman President Industrial Holdings Ltd.	3	11,546,550	US 272,760	US 270,464	—	32.63	11,546,550	(Note 9)
8		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 38,339	US 38,339	—	8.15	11,546,550	(Note 9)
8		Fujian Ton Yi Tinplate Co., Ltd.	3	11,546,550	US 31,844	US 31,844	—	6.77	11,546,550	(Note 9)
8		Wuxi Ton Yi Industrial Packaging Corp.	3	11,546,550	US 18,092	US 18,092	—	3.84	11,546,550	(Note 9)
8		Chengdu Ton Yi Industrial Packaging Corp.	3	11,546,550	US 9,000	US 7,000	—	1.49	11,546,550	(Note 9)
9	Kai Yu (BVI) Investment Co., Ltd.	Shanghai President Coffee Co., Ltd.	3	US 7,505	US 3,150	US 3,150	—	20.99	US 15,009	(Note10)
10	Hong Kong President Holdings Ltd.	Guangzhou President Enterprises Co., Ltd.	3	US 20,000	US 4,750	—	—	—	US 100,000	(Note 5)
10		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 3,040	—	—	—	US 100,000	(Note 5)

Endorser		Endorsee												
Number	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for single entity		The highest balance during the period		The outstanding balance at 12/31/2001		Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement		
10		Xijiang President Enterprises Food Co., Ltd.	3	US$	20,000	US$	2,930	$	—	—	—	US$	100,000	(Note 5)
10		Shanghai President Enterprises Livestock Food Co., Ltd.	3	US	20,000	US	813		—	—	—	US	100,000	(Note 5)
11	President Hotel Inc.	President Asia Enterprises Inc.	3	CAN	20,000	CAN	18,000	CAN	18,000	—	—	CAN	40,000	(Note11)
12	President Chain Store (BVI) Holdings Ltd.	Shanghai President Coffee Co., Ltd.	3	US	6,752	US	3,500	US	3,500	—	10.37	US	16,881	(Note12)
13	Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	3		11,546,550	US	68,594	US	68,594	—	(Note 13)		11,546,550	(Note13)
13		Jiangsu Ton Yi Tinplate Co., Ltd.	3		11,546,550	US	48,383	US	48,383	—	(Note 13)		11,546,550	(Note13)
14	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	3		11,546,550	US	4,832		—	—	(Note 13)		11,546,550	(Note13)
15	Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Corp.	3		11,546,550	US	5,316	US	2,416	—	(Note 13)		11,546,550	(Note13)
16	President Enterprises (Chain) Investment Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB	872,799	RMB	10,000	RMB	10,000	—	0.46	RMB	1,527,399	(Note14)
17	Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB	159,167	RMB	33,000	RMB	33,000	—	8.29	RMB	278,542	(Note15)
17		Xinjiang President Enterprises Food Co., Ltd.	3	RMB	159,167	RMB	7,400	RMB	6,000	—	1.51	RMB	278,542	(Note15)
17		Zhangjiagang President Nisshin Food Co., Ltd.	3	RMB	159,167	RMB	10,000	RMB	5,000	—	1.26	RMB	278,542	(Note15)
18	Wuhan President Enterprises Food Co., Ltd.	Shenyang President Enterprises Co., Ltd.	3	RMB	119,497	RMB	15,000	RMB	15,000	—	5.02	RMB	209,120	(Note15)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Endorsee: Relationship with the Company	Endorsement limit for single entity	The highest balance during the period	The outstanding balance at 12/31/2001	Secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
18		Nanchang President Enterprises Co., Ltd.	3	RMB$ 119,497	RMB 10,000	RMB 10,000	$ —	3.35	RMB$ 209,120 (Note15)
19	Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises Co., Ltd	3	RMB 70,951	RMB 25,000	RMB 25,000	—	14.09	RMB 124,164 (Note15)

(Note 1)The total amount of transations of endorsement equal to 70% of the Company's net worth, and the limit of transations of endorsement for any single entity is 40% of the Company's net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 2)The total amount of transations of endorsement equal to 100% of the its net worth for President International Trade and Investment Corp. and the limit of transations of endorsement for any single entity is 50% of the their net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 3)The total amount of transations of endorsement for Kai Yu Investment Co., Ltd. is $500,000, and the limit of transations of endorsement for any single entity is $100,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 4)The total amount of transations of endorsement equal to 50% of the its net worth for President Global Corp. and the limit of transations of endorsement for any single entity is 30% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 5)As for Cayman President Holdings Ltd. and Hong Kong President Holdings Ltd., the total amount of transations of endorsement are US$100,000 and the limit of transations of endorsement for any single entity are US$20,000, and all of related businesses are to be submitted to stockholders' meeting for reference.

(Note 6)The total amount of transations of endorsement for Nanlien International Corp. Ltd. is $1,000,000, and the limit of transations of endorsement for any single entity is $500,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 7)The total amount of transations of endorsement equal to 20% of the its net worth for President International Development Corp. and the limit of transations of endorsement for any single entity is 5% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 8)The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store Corp. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 9)As for Ton Yi Industrial Corp., the tatal amount of transations of endorsement equal 70% of its net worth and the limit of transations of endorsement for any single entity is no more than 70% of its nte worth.US$116,977 of all, a loan made by a mainland-subaidiary under the investment of Cayman Ton Yi Industrial Holdings Ltd., and endorsed by Ton Yi Industrial Corp.

(Note10)The total amount of transations of endorsement equal to 100% of the its net worth for Kai Yu Investment (BVI) Co., Ltd. and the limit of transations of endorsement for any single entity is 50% of the its net worth, and all of the related business are to be submitted to stockholders' meeting for reference.

(Note11)The total amount of transations of endorsement for President Hotel Inc. is CAN$40,000, and the limit of transations, of endorsement for any single entity is CAN$20,000, and all of the related businesses are to be submitted to the Board of directors' meeting for reference.

(Note12)The total amount of transations of endorsement equal to 50% of the its net worth for PCS (BVI) CO., Ltd. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related business are to be submitted to the Board of directors' meeting for reference.

(Note13)All endorsements issued by Cayman Ton Yi Industrial Holdings Ltd. for its mainland-subsidiaries are guaranteed by Ton Yi Industrial Corp.All endorsements are implemented based on the endorsement rules of Ton Yi Industrial Corp.

(Note14)The limit of transations of endorsement equal to 70% of its enrolled capital for President Enterprises (Chain) Investmetn Co., Ltd. and the limit of transations of endorsment for any single entity is 40% of its enrolled capital.

(Note15)As for any subsidiary of President Enterprises (China) Co., Ltd, the highest amount of transations of endorsement equal to 70% of net worth, and the limit of transactions of endoraement for single entity is 40% of net worth.

(Note16)The following code represents the relationship with the Company:

1. Trading relationship.
2. Majority owned subsidiary.
3. A majority owned subsidiary of the Company and its group companies.
4. A company with its subsidiary with majority ownership of the Company.
6. Share of guarantee by shareholders in direct proportion of the equity holdings.

(3) The ending balance of securities held as of December 31, 2001 were summarized as follows (Units in thousands of currencies indicated):

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni- President Enterprises Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short-term investments	457	$ 1, 618, 712	—	$ 1, 618, 712	—
	Stock	President International Trade and Investment Corp.	Subsidiary accounted by equity method	Long-term investments	12	1, 583, 227	100%	1, 329, 499	—
	Stock	Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	320, 000	737, 502	100%	739, 200	—
	Stock	Uni-President Glass Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36, 000	396, 918	100%	284, 040	—
	Stock	Kai Nan Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	60, 000	385, 458	100%	562, 800	—
	Stock	President Global Corp.	Subsidiary accounted by equity method	Long-term investments	500	310, 021	100%	322, 445	—
	Stock	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Long-term investments	19, 800	243, 442	100%	204, 732	—
	Stock	Cayman President Holdings Ltd.	Subsidiary accounted by equity method	Long-term investments	100, 060	142, 328	100%	436, 262	—
	Stock	Nanlien International Corp.	Subsidiary accounted by equity method	Long-term investments	99, 999	982, 209	99. 99%	1, 280, 992	—
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	63, 966	815, 868	61. 80%	816, 211	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	877, 500	8, 024, 225	58. 50%	8, 151, 975	—
	Stock	President Nisshin Corp.	Subsidiary accounted by equity method	Long-term investments	6, 120	114, 684	51. 00%	115, 117	—
	Stock	Tong-Jeng Develogment Corp.	Subsidiary accounted by equity method	Long-term investments	150, 000	1, 408, 190	50. 00%	1, 408, 500	—
	Stock	President Kikkoman Inc.	Subsidiary accounted by equity method	Long-term investments	6, 000	137, 722	50. 00%	139, 440	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Chain Store Corp.	Subsidiary accounted by equity method	Long-term investments	307, 116	$ 6, 624, 385	44. 28%	$ 19, 318, 804	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Long-term investments	665, 148	7, 296, 883	43. 34%	2, 683, 206	—
	Stock	Eagle Cold Storage Enterprise Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	40, 887	482, 785	37. 36%	341, 813	—
	Stock	Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	31, 605	262, 881	36. 50%	316, 050	—
	Stock	Mospec Semiconductor Corp.	Subsidiary accounted by equity method	Long-term investments	24, 927	276, 014	32. 31%	553, 366	—
	Stock	Presicarre Corp.	Subsidiary accounted by equity method	Long-term investments	87, 561	2, 213, 302	30. 50%	2, 213, 540	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	44, 535	599, 938	29. 51%	621, 135	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	287, 633	4, 009, 879	25. 50%	3, 166, 836	—
	Stock	Qware Systems & Services Corp.	Subsidiary accounted by equity method	Long-term investments	13, 475	148, 305	24. 76%	146, 603	—
	Stock	Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	18, 042	204, 949	20. 00%	204, 962	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	209, 249	2, 331, 917	10. 36%	2, 328, 941	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	20, 206	201, 800	10. 10%	56, 780	—
	Stock	Scino Pharm Taiwan Ltd.	Director	Long-term investments	48, 750	527, 100	18. 06%	199, 388	—
	Stock	Grand Bills Finance Corp.	—	Long-term investments	78, 219	691, 085	14. 46%	971, 480	—
	Stock	Prince Housing Development Corp.	Director	Long-term investments	87, 214	747, 878	9. 46%	215, 943	—
	Stock	Sino- Aerospace Investment Corp.	Director	Long-term investments	21, 000	210, 000	8. 19%	18, 480	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	14, 437	145, 360	7. 22%	82, 291	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10, 000	100, 000	6. 67%	101, 100	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Long-term investments	80,034	$ 713,302	4.99%	$ 466,596	—
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	Long-term investments	126,800	1,268,000	2.67%	1,255,320	—
	Stock	CDIB & Partners Investment Holding Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	27,000	250,000	2.48%	263,790	—
	Stock	Kaohsiung Rapid Transit Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	20,000	203,714	2.46%	210,000	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	115,664	1.75%	141,009	—
	Stock	Uni-President Dream Parks Corp. etc.	Subidiary accounted by equity method etc.	Long-term investments	—	833,550	0.27%～100.00%	874,877	—
President International Trade and Investment Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	270	US 27,392	—	US 27,407	—
	Stock	Uni- President (USA) Inc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	150	US 10,021	100.00%	US 10,021	—
	Stock	Shanghai President International Foods Co., Ltd. etc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method) etc.	Long-term investments	—	US 4,452	100.00%	US 4,452	—
Kai Yu Investment Co., Ltd.	Beneficiary Certificates	Phoenis Bond Fund	—	Short- term investments	182	2,500	—	2,500	—
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	60,665	1,446,163	—	742,534	(1)

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Short- term investments	19,433	$ 330,717	—	$ 113,292	(2)
	Stock	Walsin Linwa Corporation.	—	Short- term investments	8,325	175,381	—	65,983	—
	Stock	Prince Housing Development Corp. ect.	Director etc.	Short- term investments	—	131,717	—	29,626	—
	Stock	Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	26,878	513,478	100.00%	481,729	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	7,582	102,059	5.00%	106,145	—
	Stock	Ton Yi Industial Corp.	Subsidiary accounted by equity method	Long-term investments	24,452	128,755	2.00%	99,032	(3)
	Stock	Century Quick Service Restaurant Corp. ect.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	184,377	60.00% ~100.00%	(10,350)	—
Uni-President Glass Industrial Co., Ltd.	Beneficiary Certificates	Yuanda Duo Li II Fund	—	Short- term investments	524	7,000	—	7,997	—
Kai Nan Investment Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	117	1,450	—	1,502	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	29,109	563,850	2.58%	320,490	—
President Global Corp.	Stock	Ameripec Inc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	3	US 3,951	100.00%	US 3,951	—
	Stock	GBC Bank Corp.	—	Long-term investments	118	US 3,483	—	US 3,483	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	President East Co., etc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	—	US$	890	20.00% ~50.00%	US$	890	—
Cayman President Holdings Ltd.	Beneficiary Certificates	ABN Equity Certificates	—	Short- term investments	19,107	US	35,158	—	US	40,414	—
	Beneficiary Certificates	Genesis Special Growth Fund	—	Short- term investments	3	US	24,981	—	US	28,218	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short- term investments	183	US	18,734	—	US	20,591	—
	Stock	President Enterprises (China) Investment Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	238,389	100.00%	US	263,635	—
	Stock	Uni-President (Vietnam) Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	19,611	100.00%	US	19,611	—
	Stock	Hong Kong President Holdings Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	80,000	(US	5,719)	100.00%	(US	15,955)	—
	Stock	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	9,280	60.00%	US	9,280	—
	Stock	PT ABC President Enterprises Indonesia	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	6,524	US	5,409	47.41%	US	4,458	—
	Stock	Queen Holding (BVI) Limited	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	5	US	14,573	45.40%	US	14,559	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	PPG Investment Inc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	3,610	45.40%	US$	3,638	—
	Stock	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	10,450	45.00%	US	10,605	—
	Stock	Jiafu (Tianjin) International Trading Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	6,003	45.00%	US	6,009	—
	Stock	Guangzhou President Supermarket Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	3,780	45.00%	US	3,780	—
	Stock	President Energy Development (Cayman Island) Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10,200	US	9,147	42.50%	US	14,331	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	23,393	30.00%	US	23,339	—
	Stock	Asia Corporate Partners Fund Ltd.	—	Long-term investments	—	US	4,897	3.23%	US	2,819	—
	Stock	Uni-President International (HK) Co., Ltd. Etc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method) etc.	Long-term iInvestments	—	US	8,204	0.01%~ 100.00%	US	4,200	—
President Baseball Team Corp.	Beneficiary Certificates	Home-Run Fund	—	Short-term investments	195		2,500	—		2,503	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001: Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Digital Network Corp.	Beneficiary Certificates	Bond Fund etc.	—	Short- term investments	—	$ 4, 745	—	$ 4, 979	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1, 000	—	1, 229	—
	Stock	Highland Development Co., Ltd.	The subsidary of Ton Sang Construction Corp. is its director	Long-term investments	9, 500	95, 000	19. 96%	61, 698	—
Nanlien International Corp.	Beneficiary Certificates	Home-Run Fund	—	Short- term investments	31, 143	400, 000	—	400, 000	—
	Stock	Ton Yi Industrial Corp. etc.	Subsidiary accounted by equity method.	Short- term investments	—	89, 736	—	19, 142	—
	Stock	Cayman Nanlien Holdings Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Long-term investments	4, 010	110, 097	100. 00%	110, 097	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method.	Long-term investments	4, 000	152, 881	20. 00%	64, 280	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method.	Long-term investments	10, 000	102, 800	0. 67%	92, 900	—
	Stock	Lien Lu Enterprises Corp. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	—	1, 164, 190	2. 50%～100. 00%	1, 141, 340	—
President Natural Industrial Corp.	Stock	President Organics Co., Ltd. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	9, 225	2. 00%～20. 00%	10, 133	—
President Pharmaceutial Corp.	Stock	President Information Corp.	Subsidiary accounted by equity method etc.	Long-term investments	275	2, 500	2. 08%	3, 413	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Entertainment Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	$ 1,000	—	$ 1,229	—
Parabola Creative Inc.	Beneficiary Certificates	Home-Run Fund etc.	—	Short- term investments	—	13,017	—	10,327	—
President International Development Corp.	Beneficiary Certificates	Far Eastern Alliance Taiwan Flagship Fund	—	Short- term investments	300	3,000	—	3,600	—
	Government Bond	Central Government Bond	—	Short- term investments	—	288,130	—	289,336	—
	Convertible Bond	Optoma Corporation Covertible Bond	—	Short- term investments	1,800	180,000	—	221,418	—
	Convertible Bond	Taiwan Cellular Corp. Convertible Bond	—	Short- term investments	60	6,000	—	7,368	—
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	72,370	1,720,417	—	885,813	(4)
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method.	Short- term investments	21,291	432,729	—	85,889	(5)
	Stock	Taiwan Cellular Corp.	—	Short- term investments	4,114	171,698	—	185,358	(6)
	Stock	Grand Commercial Bank	Director	Short- term investments	7,456	128,318	—	43,470	(7)
	Stock	Nan Ya Plastics Corp.	—	Short- term investments	1,776	105,398	—	45,313	(8)
	Stock	Macronix International Co., Ltd. etc.	—	Short- term investments	—	579,775	—	410,206	(9)

					December 31, 2001				
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President International Investment (BVI) Holdings Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	118, 449	$ 5, 070, 297	100. 00%	$ 5, 070, 297	—
	Stock	President Life Science Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	150, 000	1, 507, 920	100. 00%	1, 507, 920	(10)
	Stock	Ton-Jeng Development Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	150, 000	1, 705, 017	50. 00%	1, 408, 190	—
	Stock	Presitex Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	18, 918	156, 715	38. 74%	114, 258	—
	Stock	President Entertainment Corp.	Subsidiry accounted by equity method.	Long-term investments	39, 534	617, 129	38. 20%	504, 307	(11)
	Stock	Synersy Scientech Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	55, 404	576, 118	35. 07%	492, 576	(12)
	Stock	Kanh Na Hsiung Enterprise Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	41, 463	469, 697	25. 00%	472, 682	(13)

					December 31, 2001				
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tonpal Optoelectronics Inc.	Subsidiry accounted by equity method.	Long-term investments	279,001	$ 3,105,302	13.81%	$ 3,105,302	(14)
	Stock	United Venture Capital Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10,000	100,000	11.30%	100,826	—
	Stock	South Epitaxy Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	11,800	121,600	10.93%	118,282	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiry accounted by equity method.	Long-term investments	20,206	202,064	10.10%	56,860	—
	Stock	Hontung Venture Capital Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	12,000	120,000	8.39%	111,247	—
	Stock	Tong Ting Gas Corporation	The Subsidiary of President International Development Corp is its director.	Long-term investments	39,113	407,806	7.11%	347,529	(15)
	Stock	New Century Info-Comm. Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	253,200	2,532,000	6.15%	2,953,169	(16)
	Stock	Kaohsiung Rapid Transit Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	20,000	203,714	2.46%	210,000	—
	Stock	CDIB & Partners Investment Holding Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	27,000	250,000	2.48%	263,790	—
	Stock	Bonko (Thailand) Bank	—	Long-term investments	2,080	155,846	0.14%	79,283	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Medical Technologies Co., Ltd. etc.	A subsidiary of President International Development Corp. (accounted by equity method) etc.	Long-term investments	—	$ 665, 464	0. 05%～ 50. 00%	$ 525, 805	—
President Nisshin Corp..	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1, 000	—	1, 229	—
Ton Yi Pharmaceutica Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	515	6, 403	—	6, 402	—
President Kikkoman Inc.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	—	25, 530	—	25, 265	—
AIM Service Uni-President Co., Ltd.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	7, 775	99, 500	—	96, 713	—
President Asian Enterprises Inc.	Stock	T & T Supermarket Inc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	CAN 5, 278	40. 00%	CAN 5, 278	—
	Stock	President Canada Construction Inc. etc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	(CAN 790)	50. 00%～ 100. 00%	(CAN 790)	(17)
President Coffee Corp.	Beneficiary Certificates	Fuhwatrust Bond Fund	—	Short- term investments	—	60, 019	—	60, 139	—
President Chain Store Corp.	Beneficiary Certificates	Financial Return	—	Short- term investments	22, 928	290, 202	—	289, 925	—
	Beneficiary Certificates	The Forever Fund	—	Short- term investments	17, 474	230, 000	—	231, 116	—
	Beneficiary Certificates	Solomon Fund	—	Short- term investments	13, 396	140, 000	—	142, 738	—
	Beneficiary Certificates	Prudential Bond Fund	—	Short- term investments	7, 632	108, 000	—	108, 611	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Beneficiary Certificates	Yuanda Duo Li Fund etc.	—	Short- term investments	—	$ 1, 171, 211	—	$ 1, 143, 816	—
	Stock	First Commercial Bank etc.	—	Short- term investments	—	602, 063	—	317, 360	—
	Stock	PCS(BVI) Holdings Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	37, 443	1, 179, 960	100. 00%	1, 179, 960	—
	Stock	President Drugstore Business Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19, 800	174, 424	99. 99%	174, 424	—
	Stock	Ren-Hui Investment Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19, 800	146, 261	99. 99%	146, 261	—
	Stock	President Transnet Corp.	Subsidary accounted by equity method	Long-term investments	39, 600	161, 680	80. 00%	2, 327	—
	Stock	Mech-President Co., Ltd.	Subsidary accounted by equity method	Long-term investments	43, 759	147, 290	66. 30%	118, 592	—
	Stock	President Musashino Corp	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	29, 880	306, 117	60. 00%	292, 534	—

					December 31, 2001				
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Uni-President Cold-chain Corp.	Subsidary accounted by equity method	Long-term investments	14, 280	$ 293, 596	60. 00%	$ 207, 324	—
	Stock	President Information Corp.	Subsidary accounted by equity method	Long-term investments	7, 150	113, 138	54. 17%	87, 748	—
	Stock	Uni-President Takashimaya Co., Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	12, 500	123, 255	50. 00%	123, 255	—
	Stock	Retail Support International Corp.	Subisdiary accounted by equity method	Long-term investments	5, 000	106, 808	25. 00%	80, 325	—
	Stock	Dayeh Takashimaya Department Store Inc.	—	Long-term investments	20, 000	270, 000	16. 67%	219, 224	—
	Stock	Tonpal Optoelectronics Inc.	Subsudiary accounted by equity method	Long-term investments	209, 249	2, 299, 197	10. 36%	2, 328, 139	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsudiary accounted by equity method	Long-term investments	32. 440	202. 064	10. 10%	30. 738	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	500, 000	3. 33%	461. 115	—
	Stock	Kaohsiung Rapid Transit Corp.	A Subsidiary of President International Development Corp is its director.	Long-term investments	20, 000	203, 714	2. 46%	210, 000	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	27,932	$ 140,534	2.28%	$ 311,443	—
	Stock	New Century Info-comm . Co., Ltd.	A Subsidiary of President International Development Corp is its director.	Long-term investments	42,400	424,000	0.89%	428,810	—
	Stock	Wisdom Distribution Service Corp. etc.	A Subsidiary of President Chain Store Corp. (accounted by equity method) etc.	Long-term investments	—	920,779	5.50%~ 99.99%	880,207	—
Ton Yi Industrial Corp.	Stock	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Long-term investments	4,001	(772,203)	100.00%	(772,219)	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	18,480	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	500,000	3.33%	464,500	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	115,664	1.75%	141,014	—
	Stock	Tove Can Vietnam Corp. etc.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method) etc.	Long-term investments	—	140,786	0.02%~ 100.00%	141,070	—
Uni-President Oven Bakery Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	4,822	61,219	—	61,918	—
President Packaging Ind. Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	—	7,000	—	7,559	—
Uni- President Cold-Chain Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	64,136	—	64,261	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	1,000	10,000	16.67%	11,480	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)		Book value	Percentage of ownership		Market value	Note
Retail Support International Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	—	$	111, 966	—	$	112, 026	—
	Beneficiary Certificates	Home Run Fund etc.	—	Short- term investments	—		1, 281	—		1, 283	—
	Stock	President Logistics International Corp. etc.	A subsidiary of Retail Support International Corp. (accounted by equity method) etc.	Long-term investments	—		67, 459	2. 50%~ 58. 33%		63, 922	—
President Transnet Corp.	Beneficiary Certificates	Quality Fune	—	Short- term investments	200		2, 000	—		930	—
President Information Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—		39, 827	—		41, 642	—
	Stock	Bank Pro E-Serrice Techology Company	—	Long-term investments	450		4, 500	5. 00%		2, 997	—
Kai Yu Investment (BVI) Co., Ltd.	Beneficiary Certificates	Kingston Yield Enhancement Fund	—	Short-term investments	6	US	55, 891	—	US	49, 824	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short-term investments	110	US	11, 220	—	US	11, 377	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	4, 946	100. 00%	RMB	40, 940	—
	Stock	Shanghai Fwuso Tai Industry Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	2, 959	100. 00%	RMB	32, 730	—
	Stock	Kunshan President Kikkoman Biotechnology Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	2, 874	50. 00%	RMB	23, 790	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US$	7, 724	10. 00%	RMB$	64, 388	—
	Stock	Tianjiang President Industrial Co.,Ltd	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	3, 520	10. 00%	RMB	11, 685	—
	Stock	Fuchou President Co., Ltd. etc.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	US	3, 577	4. 11%~ 100. 00%	RMB	15, 834	—
President Enterprises (China) Investment Co., Ltd.	Stock	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	360, 668	100. 00%	RMB	397, 917	—
	Stock	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	351, 669	100. 00%	RMB	222, 128	—
	Stock	Wuhan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	285, 593	100. 00%	RMB	298, 742	—

					December 31, 2001			
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Chengdu President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$ 181,691	100.00%	RMB$ 159,970	—
	Stock	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 169,211	100.00%	RMB 177,377	—
	Stock	Zhongshan President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 111,166	100.00%	RMB 110,747	—
	Stock	Xinjiang President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 110,410	100.00%	RMB 41,991	—
	Stock	Harbin President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 109,942	100.00%	RMB 109,961	—
	Stock	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 80,880	100.00%	RMB 80,911	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Meishan President Feed & Oil Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	70, 256	100. 00%	RMB$	72, 644	—
	Stock	Tianjing President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	95, 309	94. 49%	RMB	53, 238	—
	Stock	Qingdao President Feed & Livestock Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	91, 164	80. 00%	RMB	86, 400	—
	Stock	Shanghai President Enterprises Livestock Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	38, 264	78. 25%	RMB	12, 189	—
	Stock	Beijng President Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	45, 596	55. 00%	RMB	68, 300	—
	Stock	Kunshan Sanwa Food Industry Co., Ltd.	—	Long-term investments	—	RMB	733	15. 00%	RMB	3, 198	—
Union Chinese Corp.	Stock	Uni-President Enterprises Corp. etc.	The Company etc.	Short-term investments	—		36, 024	—		11, 730	—

					December 31, 2001						
Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President International Investment (BVI) Holdings Ltd.	Stock	Impax Laboratories Inc. etc.	–	Short-term investments	–	US$	3, 181	–	US$	15, 798	–
	Stock	Uni- Home Tech Corp.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	43, 972	US	55, 293	50. 00%	US	55, 196	–
	Stock	Presiclerc Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	4, 750	US	4, 750	47. 50%	US	4, 750	–
	Stock	President Energy Development (Coyman Islands) Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	15, 834	US	14, 782	42. 11%	US	14, 200	–
	Stock	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	–	Long-term investments	–	US	46, 467	30. 00%	US	46, 467	–
	Stock	Outlook Investment Pte Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7, 433	US	5, 141	25. 00%	US	5, 141	–
	Stock	Accuary Inc.	–	Long-term investments	4, 833	US	11, 500	18. 44%	US	433	–
	Stock	Aurora Imaging Technology, Inc.	–	Long-term investments	1, 250	US	3, 750	14. 71%	(US	912)	–
	Stock	RF Integrated Corporation	–	Long-term investments	4, 000	US	4, 000	10. 02%	US	4, 000	–
	Stock	Global Strategic investment	–	Long-term investments	3, 000	US	3, 000	3. 77%	US	2, 972	–

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Scino Pharm. (Kunshan) Biochemical Technology Co., Ltd. etc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US$	11, 186	0. 66%~ 33. 33%	US$	18, 856	—
President Life Science Co., Ltd.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	—		150, 944	—		151, 096	—
	Stock	President Life Science Cayman Co., Ltd.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method)	Long-term investments	20, 250		634, 745	100. 00%		634, 745	—
		Origene Technologies, Inc.	—	Long-term investments	1, 930		198, 180	12. 56%		8, 895	—
		Athersys Inc.	—	Long-term investments	635		312, 787	3. 55%		1, 513	—
		President Biosystem Co., Ltd. etc.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method) etc.	Long-term investments	—		210, 892	0. 50%~ 96. 25%		114, 897	—
G-Advanced Semiconductor Technology Corp.	Beneficiary Certificates	Entrust Kivin Bond Fund	—	Short-term investments	—		21, 940	—		22, 025	—
President Chain Store (BVI) Holdings Ltd.	Stock	President Chain Store (Labuan)Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	19, 910	US	17, 871	100. 00%	US	17, 871	—
	Stock	President Coffee (Cayman) Holdings Ltd. etc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3, 000	US	1, 354	50. 00%	US	1, 354	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Drugstore Business Corp.	Beneficiary Certificates	Entrust Kivin Bond Fund	—	Short-term investments	400	$ 4,000	—	$ 4,030	—
Ren-Hui Investments Corp.	Beneficiary Certificates	Trustwell Bond Fund etc.	—	Short-term investments	—	86,310	—	88,379	—
	Stock	Acer Peripherals, Inc etc.	—	Short-term investments	—	158,730	—	57,886	—
Wisdon Distribution Service Corp.	Beneficiary Certificates	Union Bond Fund etc.	—	Short-term investments	—	69,000	—	69,122	—
	Stock		A subsidiary of Retail Support International Corp. (accounted by equity method) etc.	Long-term investments	1,000	10,000	16.67%	11,480	—
Mech-President Co. Ltd.	Stock	Safety Elevator Corp. etc.	A subsidiary of Mech-President Co. Ltd. (accounted by equity method)	Long-term investments	—	17,762	99.99%～100.00%	17,761	—
President Direct Marketing Corp.	Beneficiary Certificates	Asia Pacific Bond Fund	—	Short-term investments	—	76,604	—	69,670	—
Capital Inventory Service Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	46,953	—	48,367	—
President Engineering Technology Corp.	Beneficiary Certificates	Prudential Bond Fund	—	Short-term investments	705	100,000	—	10,029	—
President Yamako Corp.	Beneficiary Certificates	HSBC Money MGMT Fund	—	Short-term investments	220	3,000	—	3,024	—
Cayman Ton Yi Industrial Holdings Ltd.	Stock	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 4,443	100.00%	US 4,443	—
	Stock	Chengdu Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 2,727	100.00%	US 2,727	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Hong Kong Ton Yi Industrial Holdings Ltd. etc.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US$	232	100.00%	US$	232	—
	Stock	Cayman Fujian Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	26,610	88.58%	US	26,610	—
	Stock	Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	15,898	87.93%	US	15,898	—
Retail Support Taiwan Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—		4,487	—		4,493	—
President Logistics Internation Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—		73,498	—		73,664	—
Kunshan President Enterprises Food Co.,Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Kunshan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	2,505	50.00%	RMB	2,505	—
Wuhan President Enterprises Food Co.,Ltd.	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	43,760	100.00%	RMB	43,760	—
	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	2,505	50.00%	RMB	2,505	—
President Medical Beneficiary Technologies Corp., Ltd.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	370		5,331	—		5,331	—

Investors	Type of securities	Name of securities	The relationship of the issuer with the Company	General ledger accounts	December 31, 2001 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President Energy Development (Cayman Islands) Ltd.	Stock	Tung Ting Gas Corpoation	The Subsidiary of President International Development Corp. is its director	Long-term investments	40,416	US$	12,137	7.75%	US$	10,823	—
President Life Sciences Cayman Co.,Ltd.	Stock	Orchid Biosciences Inc.	—	Short-term investments	1,000	US	6,180	3.02%	US	4,660	—
	Stock	Arena Pharmaceuticial Inc. etc.	—	Short-term investments	—	US	3,463	—	US	6,181	—
	Stock	Aura Oncology Systems Inc.	Investee accounted by equity method.	Long-term investments	4,545	US	3,021	32.85%	US	447	—
	Stock	Plantaceutica, Inc, etc.	Investee accounted by equity method.	Long-term investments	—	US	4,790	29.41% ~ 70.88%	US	2,865	—
President Biosystem Co., Ltd.	Beneficiary Certificates	Entrust Kivin Bond Fund	—	Short-term investments	—		50,148	—		50,716	—
President Chain Store (Labuan) Holding Ltd.	Stock	Philippine Seven Corp.	Investee accounted by equity method.	Long-term investments	119,575	US	17,847	50.40%	US	17,847	—
President Coffee (Cayman) Holding Ltd.	Stock	Shanghai President Coffee Corp.	Investee accounted by equity method.	Long-term investments	—	US	2,151	100.00%	US	2,151	—
Philppine Seven Corp.	Stock	Convenience Distribution INC.	Investee accounted by equity method.	Long-term investments	3,800	PESO	42,585	100.00%	PESO	42,585	—
		Stort Sites Holding Inc.	Investee accounted by equity method.	Long-term investments	40	PESO	43,152	40.00%	PESO	43,152	—
Cayman Fujian Ton Yi Holding Ltd.	Stock	Fujian Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	29,935	83.58%	US	29,935	—
Cayman Jiangsu Ton Yi Holding Ltd.	Stock	Jiangsu Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	18,099	82.86%	US	18,099	—

(Note 1) 33,400 thousands shares of the outstanding common stock with market value of $408,813 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 2) 18,127 thousands shares of the outstanding common stock with market value of $105,677 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 3) 18,000 thousands shares of the outstanding common stock with market value of $72,901 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 4) 65,860 thousands shares of the outstanding common stock with market value of $806,130 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 5) 14,300 thousands shares of the outstanding common stock with market value of $57,686 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 6) 1,998 thousands shares of the outstanding common stock with market value of $83,387 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 7) 6,597 thousands shares of the outstanding common stock with market value of $38,462 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 8) 1,400 thousands shares of the outstanding common stock with market value of $35,720 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 9) 450 thousands shares of the outstanding common stock of Everspring Industry Co., Ltd. with market value of $14,282, the 600 thousands shares of common stock of Macronix International Co., Ltd. with market value of $15,600 and the 1,826 thousands shares of common stock of Compal Electronics Inc. with fair value of $75,814 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 10) 149,994 thousands shares of the outstanding common stock with market value of $1,507,860 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 11) 39,100 thousands shares of the outstanding common stock with market value of $610,354 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 12) 55,400 thousands shares of the outstanding common stock with market value of $492,540 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 13) 24,400 thousands shares of the outstanding common stock with market value of $276,406 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 14) 266,500 thousands shares of the outstanding common stock with market value of $2,966,165 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 15) 19,875 thousands shares of the outstanding common stock with market value of $207,224 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 16) 253,200 thousands shares of the outstanding common stock with market value of $2,532,000 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 17) 1 thousands shares of the outstanding common stock with market value of (CAN 340)) were used as collaterals for issuance of commercial papers of President Asian Enterprises Inc.

(4) The cumulative buying or selling balance of one specific security exceeding the lower of NT$100,000 and 20 percent of the capital stock (Units in thousands of currencies indicated):

				Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Mutual Funds:															
Equity Certificates relating to ABN AMRL Global Retail Index	Short-term investments	–	–	–	$ –	457	$ 1,623,821	–	$ –	$ –	$ –	–	$ –	457	$ 1,623,821
Stock:															
President Chain Store Corp.	Long-term investments	–	–	273,674	5,334,194	28,711	2,043,528	(31,583)	2,302,165	(627,667)	1,674,498	36,314	(125,670)	307,116	6,624,385
Presicarre Corp.	Long-term investments	–	–	90,833	2,538,778	–	–	(27,272)	3,534,724	(687,071)	2,847,653	24,000	361,595	87,561	2,213,302
Scino Pharm Taiwan Ltd.	Long-term investments	(Note 1)	(Note 1)	28,750	287,500	20,000	239,600	–	–	–	–	–	–	48,750	527,100
Uni-President Glass Industrial Co., Ltd.	Long-term investments	(Note 2)	(Note 2)	–	–	36,000	397,366	–	–	–	–	–	(448)	36,000	396,918
Allianz President Life Insurance Co., Ltd.	Long-term investments	Capital increase	–	23,998	239,984	13,007	130,068	–	–	–	–	(16,799)	(168,252)	20,206	201,800
Uni-President Cold-Chain Corp.	Long-term investments	(Note 1)	(Note 1)	9,900	109,289	–	–	(7,140)	185,578	(90,281)	95,297	2,000	(46,831)	4,760	65,839
Retail Support International Corp.	Long-term investments	(Note 3)	(Note 3)	8,160	120,605	–	–	(6,200)	237,180	(90,483)	146,697	2,040	33,985	4,000	64,107
Cathay United Bank	Long-term investments	–	–	20,885	107,462	–	–	(17,584)	114,564	(90,558)	24,006	–	–	3,301	16,904
President Musashino Corp.	Long-term investments	(Note 2)	(Note 2)	5,940	48,037	4,500	45,000	(10,440)	114,495	(98,541)	15,954	–	5,504	–	–

Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Mutual Funds:															
Equity Certificates relating to ABN AMRL Global Retail Index	Short-term investments	–	–	–	$ –	270	US$ 27,392	–	$ –	$ –	$ –	–	$ –	270	US$ 27,392
Stock:															
Uni-President (USA). Inc.	Long-term investments	Capital increase	–	120	US 8,542	30	US 3,000	–	–	–	–	–	(US 1,521)	150	US 10,021
Mutual Funds:															
Home Run Fund	Short-term investments	–	–	–	–	20,153	283,600	(20,153)	284,063	(283,600)	463	–	–	–	–
TIIM Bond Fund	Short-term investments	–	–	–	–	9,885	125,900	(9,885)	126,350	(125,900)	450	–	–	–	–
Stock:															
Der Pao Construction Co., Ltd.	Short-term investments	–	–	10,607	178,767	–	–	(10,222)	70,410	(172,241)	(101,831)	–	–	385	6,526
Nan Ya Plastics Corp.	Short-term investments	–	–	5,830	356,909	–	–	(6,296)	143,349	(356,909)	(213,560)	466	–	–	–
Formosa Chemicals & Fibre Corp.	Short-term investments	–	–	4,943	190,678	–	–	(5,091)	122 558	(190,678)	(68,120)	148	–	–	–
Formosa Plastics Corp.	Short-term investments	–	–	3,204	179,384	–	–	(3,428)	114,486	(179,384)	(64,898)	224	–	–	–
Kai Yu (BVI) Investment Co., Ltd.	Long-term investments	Capital increase	–	13,160	381,812	13,718	460,695	–	–	–	–	–	(329,029)	26,878	513,478
Mutual Funds:															
ABN Equity Certificates	Short-term investments	–	–	–	–	20,672	US 38,038	(1,565)	US 3,385	(US 2,880)	US 505	–	US –	19,107	US 35,158

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
	Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Genesis Special Growth Fund	Short-term investments	—	—	—	$ —	3	US$ 29,722	—	US$ 5,356	(US$ 4,741)	US$ 615	—	$ —	3	US$ 24,981
	ABN Capital Protected Unit	Short-term investments	—	—	—	—	183	18,734	—	—	—	—	—	—	183	18,734
	Stock:															
	President Enterprises (Chain) Investment Co., Ltd.	Long-term investments	Capital increase	—	—	US 258,392	—	US 8,000	—	—	—	—	—	(US 28,003)	—	US 238,389
	Uni-President Vietnam Co., Ltd.	Long-term investments	Capital increase	—	—	US 12,805	—	US 9,000	—	—	—	—	—	(US 2,194)	—	US 19,611
	Guangathou President Convenience Store Co., Ltd.	Long-term investments	Capital increase	—	—	US 810	—	US 2,970	—	—	—	—	—	—	—	US 3,780
	Stock:															
al	Retail Support International Corp.	Long-term investments	(Note 4)	(Note 4)	—	—	4,000	153,480	—	—	—	—	—	(599)	4,000	152,881
	President International Development Corp.	Long-term investments	(Note 5)	(Note 5)	—	—	10,000	102,800	—	—	—	—	—	—	10,000	102,800
	Mutual Funds:															
ntic-	James Bond Fund	Short-term investments	—	—	—	—	7,452	123,000	(7,452)	123,090	(123,000)	90	—	—	—	—
	Mutual Funds:															
nal ent	James Bond Fund	Short-term investments	—	—	—	—	101,388	1,411,910	(101,388)	1,414,394	(1,411,910)	2,484	—	—	—	—

Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Mutual Funds:															
Home Run Fund	Short-term investments	—	—	284	$ 3,476	59,164	$ 738,650	(59,448)	$ 743,015	($ 742,126)	$ 889	—	$ —	—	$ —
Government Bonds: Central Government Bonds	Short-term investments	—	—	—	599,725	—	8,414,045	—	8,734,416	(8,725,640)	8,776	—	—	—	288,130
Convertible Bonds: Optoma Corp.	Short-term investments	—	—	—	—	1,800	180,000	—	—	—	—	—	—	1,800	180,000
Common Stocks of Listed Companies:															
Compal Electronice Inc.	Short-term investments	—	—	—	—	2,884	142,088	(1,080)	62,140	(57,185)	4,955	223	—	2,027	84,903
ASUSTek Computer Inc.	Short-term investments	—	—	—	—	660	101,388	(470)	72,998	(72,768)	230	—	—	190	28,620
United Microelectronics Corp.	Short-term investments	—	—	400	35,518	4,780	173,594	(5,180)	215,776	(209,112)	6,664	—	—	—	—
Yageo Corp.	Short-term investments	—	—	—	—	3,170	162,836	(3,170)	161,642	(162,836)	(1,194)	—	—	—	—
Quanta Computer Inc.	Short-term investments	—	—	—	—	1,450	162,084	(1,450)	156,155	(162,084)	(5,929)	—	—	—	—
Taiwan Semiconductor Manufacturing Co., Ltd.	Short-term investments	—	—	650	97,464	1,215	97,273	(1,865)	160,936	(194,737)	(33,081)	—	—	—	—
Optoma Corporation	Short-term investments	—	—	2,180	55,525	1,860	52,534	(4,040)	136,710	(108,059)	28,651	—	—	—	—

				Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Universal Scientific Industial Co., Ltd.	Short-term investments	–	–	3, 318	$ 94, 726	1, 760	$ 33, 646	(5, 078)	$ 129, 064	($ 128, 372)	$ 692	–	$ –	–	$ –
President International Investment (BVI) Co.	Long-term investments	Capital increase	–	86, 000	3, 029, 155	35, 710	1, 211, 269	–	–	–	–	(3, 261)	829, 873	118, 449	5, 070, 297
Tung Ting Gas Corporation	Long-term investments	Capital increase	–	19, 875	215, 431	19, 238	192, 375	–	–	–	–	–	–	39, 113	407, 806
Presitex Co., Ltd.	Long-term investments	(Note 4) and Capital increase	–	–	–	18, 918	189, 182	–	–	–	–	–	(32, 467)	18, 918	156, 715
Emerging Display Technloging Corp.	Long-term investments	New establishment	–	–	–	3, 725	114, 625	(358)	19, 646	(17, 220)	2, 426	–	–	3, 367	97, 405
Uni-President Glass Industrial Co., Ltd.	Long-term investments	(Note 4)	–	36, 000	333, 959	–	–	(36, 000)	397, 366	(292, 499)	104, 867	–	(41, 460)	–	–
Mass Mutual Mercuries Life Co., Ltd.	Long-term investments	–	–	4, 571	159, 985	–	–	(4, 571)	46, 786	(159, 985)	(113, 199)	–	–	–	–
President Transnet Corp.	Long-term investments	(Note 1)	–	10, 500	68, 300	–	–	(10, 500)	113, 479	(12, 030)	101, 449	–	(56, 270)	–	–
Mutual Fund:															
Financial Return Fund	Short-term investments	–	–	–	–	48, 409	610, 202	(25, 481)	320, 612	(320, 000)	612	–	–	22, 928	290, 202
The Forever Fund	Short-term investments	–	–	–	–	46, 525	602, 000	(29, 051)	373, 374	(372, 000)	1, 374	–	–	17, 474	230, 000
Solomon Bond Fund	Short-term investments	–	–	4, 926	50, 000	32, 852	339, 000	(24, 382)	249, 726	(249, 000)	726	–	–	13, 396	140, 000
Prudential Bond Fund	Short-term investments	–	–	–	–	59, 620	835, 000	(51, 988)	729, 037	(727, 000)	2, 037	–	–	7, 632	108, 000

Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
				Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Barits Bond Fund	Short-term investments	—	—	—	$ —	79, 010	$ 865, 000	(70, 359)	$ 771, 137	($ 769, 000)	$ 2, 137	—	$ —	8, 651	$ 96, 000
Phoenis Bond Fund	Short-term investments	—	—	—	—	45, 656	610, 000	(38, 703)	518, 529	(515, 000)	3, 529	—	—	6, 953	95, 000
TIIM Bond Fund	Short-term investments	—	—	—	—	162, 194	2, 050, 000	(155, 201)	1, 966, 273	(1, 960, 000)	6, 273	—	—	6, 993	90, 000
Trustwell Bond Fund	Short-term investments	—	—	—	—	125, 609	1, 425, 000	(117, 862)	1, 337, 720	(1, 335, 000)	2, 720	—	—	7, 747	90, 000
Sheng Hua 1699 Bond Fund	Short-term investments	—	—	19, 454	210, 000	158, 677	1, 748, 000	(171, 013)	1, 884, 724	(1, 878, 000)	6, 724	—	—	7, 118	80, 000
Union Bond Fund	Short-term investments	—	—	—	—	33, 235	360, 000	(28, 700)	310, 949	(310, 000)	949	—	—	4, 535	50, 000
Ta-chong Bond Fund	Short-term investments	—	—	—	—	26, 030	299, 000	(21, 824)	249, 276	(249, 000)	276	—	—	4, 206	50, 000
James Bond Fund	Short-term investments	—	—	—	—	66, 389	918, 242	(64, 119)	887, 874	(886, 242)	1, 632	—	—	2, 270	32, 000
Asia-Pacific Bond Fund	Short-term investments	—	—	6, 301	70, 000	138, 513	1, 569, 000	(144, 814)	1, 642, 508	(1, 639, 000)	3, 508	—	—	—	—
Polaris De-li Fond	Short-term investments	—	—	—	—	38, 934	525, 000	(38, 934)	530, 386	(525, 000)	5, 386	—	—	—	—
Capital Safe income Fund	Short-term investments	—	—	—	—	90, 628	1, 184, 000	(90, 628)	1, 186, 484	(1, 184, 000)	2, 484	—	—	—	—
Home-Run Fund	Short-term investments	—	—	—	—	60, 605	764, 000	(60, 605)	766, 106	(764, 000)	2, 106	—	—	—	—
Tai-Yu Long River Bond Fund	Short-term investments	—	—	—	—	71, 061	749, 000	(71, 061)	751, 269	(749, 000)	2, 269	—	—	—	—

Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Jih Sun Bond Fund	Short-term investments	–	–	–	$ –	51,882	$ 640,000	(51,882)	$ 641,253	($ 640,000)	$ 1,253	–	$ –	–	$ –
NITC Taiwan Bond Fund	Short-term investments	–	–	–	–	33,830	428,000	33,830	428,982	(428,000)	982	–	–	–	–
Taiwan Bond OAM Fund	Short-term investments	–	–	–	–	31,589	328,000	(31,589)	328,457	(328,000)	457	–	–	–	–
Financial Bond Fund	Short-term investments	–	–	–	–	21,873	290,522	(21,873)	290,740	(290,522)	218	–	–	–	–
TIIM High Yield Fund	Short-term investments	–	–	–	–	24,770	269,000	(24,770)	273,728	(269,000)	4,728	–	–	–	–
Shinkong Chi-Shin Fund	Short-term investments	–	–	–	–	14,595	189,000	(14,595)	189,763	(189,000)	763	–	–	–	–
Taiwan Chi-Shin Fund	Short-term investments	–	–	15,913	200,000	12,941	179,000	(28,854)	380,219	(379,000)	1,219	–	–	–	–
Grand Cathy Fund	Short-term investments	–	–	–	–	15,820	160,000	(15,820)	162,567	(160,000)	2,567	–	–	–	–
Sheng Hua 5599 Fund	Short-term investments	–	–	–	–	13,542	136,500	(13,542)	137,240	(136,500)	740	–	–	–	–
Chain IR Fund	Short-term investments	–	–	–	–	9,845	100,000	(9,845)	100,030	(100,000)	30	–	–	–	–
Stock:															
President Musashino Corp.	Long-term investments	(Note4)	(Note4)	5,940	48,089	23,940	249,840	–	–	–	–	–	8,188	29,880	306,117
Uni-President Cold-Chain Corp.	Long-term investments	(Note 4)	(Note 4)	5,940	73,905	8,340	186,137	–	–	–	–	–	33,554	14,280	293,596
Dayeh Takashimaya Department Store Inc.	Long-term investments	(Note 7)	(Note 7)	–	–	20,000	270,000	–	–	–	–	–	–	20,000	270,000

Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Preident Drugstore Busibess Corp.	Long-term investments	New establishment	–	19, 800	$ 69, 226	12, 000	$ 120, 000	–	$ –	$ –	–	(12, 000)	($ 14, 802)	19, 800	$ 174, 424
President Transnet Corp.	Long-term investments	(Note 6)	(Note 6)	12, 250	79, 683	27, 350	286, 730	–	–	–	–	–	(204, 733)	39, 600	161, 680
Uni-President Takashimaya Co., Ltd.	Long-term investments	New establishment	–	–	–	12, 500	125, 000	–	–	–	–	–	(1, 745)	12, 500	123, 255
Books. com Co., Ltd.	Long-term investments	New establishment	–	–	–	10, 000	100, 400	–	–	–	–	–	(70, 555)	10, 000	29, 845
Scino Pharm Taiwan Ltd.	Long-term investments	(Note 4)	(Note 4)	20, 000	200, 000	–	–	(20, 000)	238, 881	(200, 000)	38, 881	–	–	–	–
Stock:															
Cayman Ton-Yi Industrial Holings Ltd.	Long-term investments	Capital increase	–	1	(1, 287, 925)	4, 000	1, 388, 296	–	–	–	–	–	(872, 574)	4, 001	(772, 203)
Mutual Funds:															
Home-Run Fund	Short-term investments	–	–	6, 721	82, 128	6, 597	84, 000	(8, 496)	108, 000	(104, 909)	3, 091	–	–	4, 822	61, 219
Mutual Funds:															
James Bond Fund	Short-term investments	–	–	–	–	202, 442	2, 811, 153	(194, 525)	2, 703, 559	(2, 699, 187)	4, 372	–	–	7, 917	111, 966
Home-Run Fund	Short-term investments	–	–	6, 111	74, 770	124, 319	1, 560, 600	(130, 342)	1, 637, 137	(1, 634, 245)	2, 892	–	–	88	1, 125
NITC Bond Fund	Short-term investments	–	–	–	–	2, 945	442, 740	(2, 944)	442, 910	(442, 584)	326	–	–	1	156

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
;	Name of the securities	Accounts	Name of the counter party	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
nt	Mutual Funds:															
ı	James Bond Fund	Short-term investments	—	—	3, 099	$ 41, 735	121, 863	$ 1, 688, 000	(122, 201)	$1, 693, 135	($ 1, 690, 735)	$ 2, 400	—	$ —	2, 761	$ 39, 000
	Home-Run Fund	Short-term investments	—	—	—	—	16, 532	212, 000	(14, 810)	190, 000	(189, 926)	74	—	—	1, 722	22, 074
	Yuanda Duo Li II Fund	Short-term investments	—	—	—	—	20, 215	267, 000	(19, 986)	264, 208	(263, 938)	270	—	—	229	3, 062
	Ta-Chong Bond Fund	Short-term investments	—	—	—	—	31, 839	370, 000	(31, 839)	370, 349	(370, 000)	349	—	—	—	—
	Prudential Bond Fund	Short-term investments	—	—	1, 219	16, 511	50, 445	699, 000	(51, 664)	716, 370	(715, 511)	859	—	—	—	—
	Yuanda Duo Li Fund	Short-term investments	—	—	1, 191	17, 342	30, 832	457, 500	(32, 023)	475, 358	(474, 842)	516	—	—	—	—
	Mutual Funds:															
on	James Bond Fund	Short-term investments	—	—	2, 530	34, 075	13, 478	186, 000	(15, 725)	216, 959	(216, 075)	884	—	—	283	4, 000
I)	Mutual Funds:															
t	ABN Capital Protected Unit	Short-term investments	—	—	—	—	110	US 11, 220	—	—	—	—	—	—	110	US 11, 220

Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Stock:															
Beijing President Food Co., Ltd.	Long-term investments	Capital increase	–	–	$ –	–	US$ 5,000	–	$ –	$ –	$ –	–	(US$ 54)	–	US$ 4,946
Shanghai Fwuso Tai Industry Co., Ltd.	Long-term investments	(Note 8)	(Note 8)	–	–	–	US 3,208	–	–	–	–	–	(US 249)	–	US 2,959
Kunshan President Enterprises Food Co., Ltd.	Long-term investments	Capital increase	–	–	RMB 305,188	–	RMB 41,391	–	–	–	–	–	RMB 14,089	–	RMB 360,668
Guangzhou President Enterprises Food Co., Ltd.	Long-term investments	Capital increase	–	–	RMB 372,222	–	RMB 24,834	–	–	–	–	–	(RMB 45,387)	–	RMB 351,669
Stock:															
Impax Laboratories, Inc.	Short-term investments	–	–	85	US 8,500	–	–	(3,000)	US 30,750	US 5,970	US 24,780	4,184	–	1,269	US 2,530
Uni-Home Tech	Long-term investments	Capital increase	–	39,000	US 48,688	4,972	US 4,972	–	–	–	–	–	US 1,633	43,972	US 55,293
Xiang Lu Petrochemicals (Xiamen) Co., Ltd	Long-term investments	Capital increase	–	–	–	–	US 46,800	–	–	–	–	–	(US 333)	–	US 46,467
President Energy Development (Cayman Islands) Ltd.	Long-term investments	New establishment	–	–	–	15,834	US 15,834	–	–	–	–	–	(US 1,052)	15,834	US 14,782
Presiclerc Ltd.	Long-term investments	New establishment	–	–	–	4,750	US 4,750	–	–	–	–	–	–	4,750	US 4,750
RF Integrated Corp.	Long-term investments	New establishment	–	–	–	4,000	US 4,000	–	–	–	–	–	–	4,000	US 4,000
Global Strategic Investment	Long-term investments	New establishment	–	–	–	3,000	US 3,000	–	–	–	–	–	–	3,000	US 3,000

	Name of the securities	Accounts	Name of the counter party	Relationship	Beginning balance Number of shares (in thousands)	Beginning balance Amount	Addition Number of shares (in thousands)	Addition Amount	Disposal Number of shares (in thousands)	Disposal Sale price	Disposal Book value	Disposal Gain (loss) from disposal	Other increase(decrease) Number of shares (in thousands)	Other increase(decrease) Amount	Ending balance Number of shares (in thousands)	Ending balance Amount
	Stock:															
es	President Life Sciences Cayman Co,. Ltd.	Long-term investments	Capital increase	–	13, 260	$ 438, 636	6, 990	$ 238, 086	–	$ –	$ –	$ –	–	($ 41, 977)	20, 250	$ 634, 745
	Mutual Funds:															
n	Union Bond Fund	Short-term investments	–	–	961	10, 123	18, 675	206, 000	(16, 489)	181, 984	(181, 123)	861	–	–	3, 147	35, 000
	Phoenis Bond Fund	Short-term investments	–	–	–	–	9, 867	135, 000	(7, 384)	101, 134	(101, 000)	134	–	–	2, 483	34, 000
	James Bond Fund	Short-term investments	–	–	–	–	28, 193	392, 500	(28, 193)	393, 009	(392, 500)	509	–	–	–	–
	Home Run Fund	Short-term investments	–	–	1, 229	15, 000	13, 414	170, 000	(14, 643)	185, 771	(185, 000)	771	–	–	–	–
	NITC Bond Fund	Short-term investments	–	–	105	15, 000	940	140, 000	(1, 045)	155, 731	(155, 000)	731	–	–	–	–
	Jih Sun Bonds Fund	Short-term investments	–	–	–	–	13, 814	170, 000	(13, 814)	170, 537	(170, 000)	537	–	–	–	–
	Tai-Yu Long River Bond Fund	Short-term investments	–	–	–	–	13, 489	145, 000	(13, 489)	145, 189	(145, 000)	189	–	–	–	–
	James Bond Fund	Short-term investments	–	–	–	–	13, 923	193, 000	(13, 923)	193, 554	(193, 000)	554	–	–	–	–
	Stock:															
nt	Tung Ting Gas Corporation	Long-term investments	Capital increase	–	20, 538	US 7, 166	19, 878	US 4, 971	–	–	–	–	–	–	40, 416	US 12, 137

d.

(Note 1) The transaction party is President Chain Store Corp., which is a subsidiary accounted by equity method.

(Note 2) The transaction party is the President International Development Corp., which is a subsidiary accounted by equity method.

(Note 3) The transaction parties are the Presiident Chain Store Corp. and Nanlien International Corp., which are subsidiaries accounted by equity method.

(Note 4) The transaction parties is Uni-President Enterprises Corp. (the Company)

(Note 5) The transaction party is Tung Ho Development Co., Ltd. which is a subsidiary accounted by equity method.

(Note 6) The transaction party are Uni-President Enterprises Corp. (the Company) and President Internation Development Corp.(subsidiary accounted by equity method of the Company)

(Note 7) The transaction party is Takashimaya Department Inc. (non-related party)

(Note 8) The transaction party is Chia Fha Industry Singapore Pte Ltd. (non-related party)

(5) Acquisition of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital: None.

(6) Disposal of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital:

Company	Name of the Properties	Date of transaction	Acquisition date	Book value	Selling price	Status of payment receiving	Gain(Loss) form disposal	Name of the counterparty	Relationship	Reason for disposal	The bases or reference used in deciding the price	Other commitments
Uni-President Enterprise Corp.	Land and Buildings	6/28/2001	12/15/1999	$ 195, 729	$ 196, 721	$100,000 was paid when signing the contract and $96,721 would be paid on August 31,2001	$ 992	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price	—

(7) Related party transactions for purchases and sales amounts exceeding the lower of $100,000 and 20 percent of the capital stock:

(Units in thousands of currencies indicated):

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
Uni-President Enterprises Corp.	President Kikkoman Inc.	Subsidiary accounted by equity method	Purchase	$ 698, 307	4%	Within one month	—	—	($ 55, 505)	(4)	—
	TTET Union Corp.	Subsidiary accounted by equity method	Purchase	548, 889	3%	Close its account at the end of each month, and pay within one week with post dated checks due in 30-45 days	—	(Note 1)	(26, 729)	(2)	—
	President Packaging Ind. Corp.	Subsidiary accounted by equity method	Purchase	389, 660	2%	Within one month	—	—	(39, 325)	(3)	—
	President Nisshin Corp.	Subsidiary accounted by equity method	Purchase	257, 105	1%	Within 15 days	—	(Note 1)	(24, 218)	(2)	—
	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchase	182, 201	1%	Within 50 days	—	(Note 1)	(27, 807)	(2)	—
	Nanlien International Corp.	Subsidiary accounted by equity method	Purchase	111, 436	1%	Within one month	—	—	(7, 145)	(1)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Uni-President Cold Chain Corp.	Subsidiary accounted by equity method	(Sales)	($ 3,659,928)	(12%)	Within 20 days after previous month	—	(Note 2)	$ 256,154	7	—
	President Chain Store Corp.	Subsidiary accounted by equity method	(Sales)	(2,199,676)	(7%)	Within 20 days after previous month	—	(Note 2)	179,468	5	—
	Retail Support International Corp.	Subsidiary accounted by equity method	(Sales)	(2,198,211)	(7%)	Within 56 days after sales	—	(Note 2)	233,706	7	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(1,727,564)	(6%)	Within 77 days after sales	—	(Note 2)	351,655	10	—
	Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	(Sales)	(642,782)	(2%)	Within 20 days after previous month	—	(Note 2)	94,130	3	—
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(627,776)	(2%)	Within 77 days after sales	—	(Note 2)	63,746	2	—
	Ding-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(589,642)	(2%)	Within 20 days after sales	—	(Note 2)	20,864	1	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Credit terms	Notes or accounts receivable / payable: Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	(Sales)	($ 572, 332)	(2%)	Within 10 days after sales	—	(Note 2)	$ 37, 890	1	—
	Far-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	(Sales)	(476, 873)	(2%)	Within 12 days after sales	—	(Note 2)	58, 314	2	—
	Tung Shun Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(455, 776)	(1%)	Within 12 days after sales	—	(Note 2)	85, 566	2	—
	Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(422, 493)	(1%)	Within 12 days after sales	—	(Note 2)	28, 210	1	—
	Tung Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(375, 508)	(1%)	Within 12 days after sales	—	(Note 2)	60, 619	2	—
	Tung Yi Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(233, 976)	(1%)	Within 12 days after sales	—	(Note 2)	41, 290	1	—
	Tung-Tse Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(217, 102)	(1%)	Within12 days after sales	—	(Note 2)	35, 658	1	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Lie Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	($ 182,079)	(1%)	Within 12 days after sales	—	(Note 2)	$ 7,666	—	—
	Tung-Po Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(168,487)	(1%)	Within 12 days after sales	—	(Note 2)	6,225	—	—
	Tung-Jing Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(163,922)	(1%)	Within 12 days after sales	—	(Note 2)	2	—	—
	Shang Chan Food Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(158,147)	(1%)	Within 12 days after sales	—	(Note 2)	7,268	—	—
	Uni-President Oven Bakery Corp.	Subsidiary accounted by equity method	(Sales)	(155,796)	(1%)	Within one month after sales	—	(Note 2)	29,139	1	—
	Yuan Hsin Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(155,295)	(1%)	Within 12 days after sales	—	(Note 2)	6,787	—	—
	Xin Yo Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(154,753)	(1%)	Within 12 days after sales	—	(Note 2)	23,597	1	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Lien Yo Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	($ 154, 298)	—	Within 12 days after sales	—	(Note 2)	$ 2, 438	—	—
	Lien Yi Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(147, 741)	—	Within 12 days after sales	—	(Note 2)	483	—	—
	Gean Fu Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(136, 878)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Tung Lin Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(134, 678)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Chi Fu Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(123, 414)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Tong Shien Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(119, 749)	—	Within 12 days after sales	—	(Note 2)	13, 676	—	—
	Feng Tong Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(119, 461)	—	Within 12 days after sales	—	(Note 2)	—	—	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Credit terms	Notes or accounts receivable / payable: Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Huang Yi Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	($ 119,281)	—	Within 12 days after sales	—	(Note 2)	$ 5,877	—	—
	Chi Chiang Co., Ltd.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(107,690)	—	Within 12 days after sales	—	(Note 2)	1,759	—	—
	Tong Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(107,229)	—	Within 12 days after sales	—	(Note 2)	3,056	—	—
	Mao Tong Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(101,274)	—	Within 12 days after sales	—	(Note 2)	—	—	—
	Tong Lien Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(100,538)	—	Within 12 days after sales	—	(Note 2)	2,084	—	—
	Tong Yu Enterprises Corp.	A subsidiary of Nanlien International Corp.(accounted by equity method)	(Sales)	(100,369)	—	Within 12 days after sales	—	(Note 2)	28,119	1	—
Nanlien International Corp.	President Chain Store Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	(Sales)	(544,402)	(7%)	15～60 days	—	—	51,834	12	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Presicarre Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	(Sales)	($ 295, 740)	(4%)	15~60 days	—	—	$ 66, 536	15	—
	Lien You Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(179, 126)	(2%)	15~60 days	—	—	13, 633	3	—
	Lien Lu Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(175, 262)	(2%)	15~60 days	—	—	55, 110	13	—
	Lien Bai Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(151, 540)	(2%)	15~60 days	—	—	5, 559	1	—
	U-Chanis Enterprises Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	(Sales)	(143, 422)	(2%)	15~60 days	—	—	6, 425	1	—
	Tun Hsiang Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(139, 313)	(2%)	15~60 days	—	—	24, 715	6	—
	Nella Ltd.	Subsidiary accounted by equity method	(Sales)	(134, 197)	(2%)	15~60 days	—	—	29, 243	7	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Lien Song Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	($ 131,053)	(2%)	15～60 days	—	—	$ 252	—	—
	Lien Hsu Enterprises Corp.	Subsidiary accounted by equity method	(Sales)	(118,772)	(2%)	15～60 days	—	—	13,386	3	—
	Uni-President Enterprises Corp.	Parent company	(Sales)	(111,436)	(1%)	15～60 days	—	—	7,145	2	—
President Nisshin Corp.	Uni-President Enterprises Corp.	Parent company	(Sales)	(257,105)	(35%)	1～2 months	—	—	24,218	35	—
President Chain Store Corp.	Retail Support International Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	15,280,112	33%	15～40 days	(Note 3)	—	(1,545,510)	(34)	(Note 5)
			(Other operating revenue)	(140,330)	—	15～40 days	(Note 4)	—	87,498	30	—
	Uni-President Cold Chain Corp.	A Subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	6,661,848	14%	15～30 days	(Note 3)	—	(486,810)	(11)	—
	Wisdom Distribution Service Corp.	Subsidiary accounted by equity method	Purchase	2,796,441	6%	15～25 days	(Note 3)	—	(303,392)	(7)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
	Uni-President Enterprises Corp.	Parent company	Purchase	$ 2, 199, 676	5%	15～30 days	(Note 4)	—	($ 179, 468)	(4)	—
	President Musashino Corp.	Subsidiary accounted by equity method	Purchase	569, 821	1%	15 days	(Note 4)	—	(41, 174)	(1)	—
	Nanlien International Corp.	A subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	544, 402	1%	15～20 days	(Note 4)	—	(28, 737)	(1)	—
	President Transnet Corp.	A subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	118, 522	–	15～60 days	(Note 4)	—	(20, 958)	—	—
Ton Yi Industrial Corp.	Tomen Corp.	Former Director (The term of office were due at July 2001)	Purchase	191, 231	3%	The same as regular	—	—	—	—	—
	Cayman President Holding Ltd.	Subsidiary accounted by equity method	(Sales)	(3, 309, 184)	(26%)	The same as regular	—	—	998, 112	63	—
	Hong Kong Ton Yi Industrial Holding Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(258, 905)	(2%)	The same as regular	—	—	54, 915	3	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Credit terms	Notes or accounts receivable / payable: Amount	Percentage of notes or accounts receivable /payable(%)	Note
	TTET Union Corp.	A subsidiary of Uni-President Enterprises Corp. (accounted by equity method)	(Sales)	($ 195,311)	(2%)	The same as regular	—	—	$ 18,982	1	—
	Uni-President Enterprises Corp.	Parent company	(Sales)	(182,201)	(1%)	The same as regular	—	—	27,807	2	—
Retail Support International Corp.	Uni-President Enterprises Corp.	Parent company	Purchase	152,198,211	14%	30~45 days	—	—	(233,706)	(11)	—
	President Chain Store Corp.	A subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	140,330	1%	30 days	—	—	(77,371)	(4)	—
			(Sales)	(15,280,112)	(97%)	30~45 days	—	—	1,491,691	96	—
	President Packaging Ind. Corp.	A subsidiary of Uni-President Enterprises Corp.(accounted by equity method)	Purchase	122,467	1%	30~45 days	—	—	(15,627)	(1)	—
	President Drugstore Business Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	(Sales)	(228,537)	(1%)	30~60 days	—	—	129	—	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
Uni-President Cold Chain Corp.	Uni-President Enterprises Corp.	Parent company	Purchase	$ 3, 659, 928	62%	Within 20 days	(Note 4)	Within 15~50 days	($ 256, 154)	(53)	—
	President Chain Store Corp.	A subsidiary of Uni-President Enterrises Corp.(accounted by equity method)	(Sales)	(6, 661, 848)	(96%)	Within 30 days	(Note 6)	Within 15~50 days	487, 178	100	—
Cayman President Holding Ltd.	Ton Yi Industrial Corp.	A investor of the company	Purchase	US 98, 432	99%	—	—	—	(US 29, 378)	(85)	—
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of the company	(Sales)	(US 50, 904)	(51%)	—	—	—	US 17, 407	50	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of the company	(Sales)	(US 40, 455)	(41%)	—	—	—	US 13, 649	40	—
Hong Kong Ton Yi Industrial Holding Ltd.	Ton Yi Industrial Corp.	A investor of Cayman President Holding Ltd.	Purchase	US 7, 755	83%	—	—	—	(US 1, 604)	(51)	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(US 3, 355)	(37%)	—	—	—	US 3, 828	45	—
Fujian Ton Yi Co., Ltd.	Cayman President Holding Ltd.	A investor of the company	Purchase	US 50, 904	94%	—	—	—	(US 17, 407)	(78)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable(%)	Note
Jiangsu Ton Yi Tinaplate Co., Ltd.	Cayman President Holding Ltd.	A investor of the company	Purchase	US$ 40, 455	81%	—	—	—	(US$ 13, 649)	(73)	—
	Hang Kong Ton Yi Industrial Holding Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Purchase	US 3, 355	7%	—	—	—	(US 3, 828)	(21)	—
	Wuxi Ton Yi Industrial Packaging Corp.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(US 8, 699)	(15%)	—	—	—	US 2, 909	24	—
Wuxi Ton Yi Industrial Packaging Corp.	Jingsu Ton Yi Tinaplate Co., Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Purchase	US 8, 699	84%	—	—	—	(US 2, 909)	(35)	—
Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd.(accounted by equity method)	Purchase	RMB 52, 812	5%	30 days	—	—	(RMB 1, 634)	(2)	—
			(Sales)	(RMB 47, 030)	(4%)	30 days	—	—	RMB 832	1	—
	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd.(accounted by equity method)	Purchase	RMB 29, 623	3%	30 days	—	—	(RMB 2, 513)	(3)	—
	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	(Sales)	(RMB 50, 089)	(4%)	30 days	—	—	RMB 1, 814	3	—

Purchase / sales company	Name of the counter parties	Relationship with the counter parties	Description of the transaction: Purchases /sales	Description of the transaction: Amount	Description of the transaction: Percentage of net purchases / sales	Description of the transaction: Credit terms	Description of and reasons for difference in transaction terms compared to non-related party transactions: Unit price	Description of and reasons for difference in transaction terms compared to non-related party transactions: Credit terms	Notes or accounts receivable / payable: Amount	Notes or accounts receivable / payable: Percentage of notes or accounts receivable /payable(%)	Note
	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	(Sales)	(RMB$ 23,842)	(2%)	30 days	—	—	RMB$ 408	1	—
Guangazhou President Enterprises Food Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	Purchase	RMB 50,089	10%	30 days	—	—	(RMB 1,814)	(4)	—
Shenyang President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	Purchase	RMB 23,842	11%	30 days	—	—	(RMB 408)	(3)	—
Hefei President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	Purchase	RMB 47,030	36%	30 days	—	—	(RMB 832)	(12)	—
			(Sales)	(RMB 52,812)	(26%)	30 days	—	—	RMB 1,634	48	—
Zhangjiagang President Nisshin Food Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Corp.(accounted by equity method)	(Sales)	(RMB 29,623)	(29%)	30 days	—	—	RMB 2,513	20	—
Tianjiang President Enterprises Food Co., Ltd.	PT ABC President Enterprises Indoenesia	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	(Sales)	(RMB 28,572)	(29%)	30~120 days	—	—	RMB 8,328	34	—

Note1: The terms of purchases and payments to regular suppliers is within one month, it depends on the company's payment policy.

Note2: The standard period of collection to regular customers is within two weeks after sales, it depends on client's credit worthiness.

Note3: The purchase cost from Retail Support International Corp., Uni-President Cold Chain Corp. and Wisdom Distribution Service Corp. includes markup computed by negotiated rate according to types of goods.

Note4: Insignificant variance.

Note5: Prepayment for phone cards of $91,200 to Retail Support International Corp at December 31, 2001.

Note6: The Sales of Uni-President Cold Chain Corp. includes markup computed by negotiated rate according to types of goods.

(8) Receivables form related parties exceeding the lower of NT$100,000 and 20 percent of the capital stock (Units in thousands of currencies indicated):

			Ending balance		Turnover	Deferred balance			
The name of the Company	Name of the counter party	Relationship	Accounts	Amounts	Turnover rate	Amounts	Resolve method	Subsequent balance	Allowance for doubtful amounts
Uni-President Enterprises Corp.	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts Receivable	$ 351,655	5.21	$ —	—	$ 308,588	$ —
			Other Receivables	96	—	—	—	96	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Accounts Receivable	256,154	16.51	—	—	256,154	—
			Other Receivables	1,406	—	—	—	1,406	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	233,706	10.11	—	—	232,439	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts Receivable	179,468	9.79	—	—	179,468	—
Cayman President Holding Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables	US 7,326	—	—	—	—	—
President International Development Corp.	G-Advanced Semiconductor Technology Corp.	Subsidiary accounted by equity method	Other Receivables (note)	254,767	—	—	—	—	—
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts Receivable	87,498	—	—	—	87,498	—
			Other Receivables	208,386	—	—	—	163,983	—

The name of the Company	Name of the counter party	Relationship	Ending balance: Accounts	Ending balance: Amounts	Turnover rate	Deferred balance: Amounts	Deferred balance: Resolve method	Subsequent balance	Allowance for doubtful amounts
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Subsidiary accounted by equity method	Accounts Receivable	$ 998,112	3.74	$ —	—	$ 445,496	$ 28,209
			Other Receivabls	71,321	—	—	—		—
Retail Support International Corp.	President Chain Store Corp.	A subsidiary of Parent company . (accounted by equity method)	Accounts Receivable	1,491,691	10.60	—	—	698,487	—
Uni-President Cold Chain Corp.	President Chain Store Corp.	A subsidiary of Parent company (accounted by equity method)	Accounts Receivable	487,178	14.00	—	—	399,184	—
President International Investment (BVI) Corp.	Hong Kong Xiang Lu Industries Ltd.	The director is the general manager of President International Investment (BVI) Corp.	Other Receivables	US 8,509	—	—	—	—	—
Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 17,407	3.82	—	—	US 4,581	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 13,649	3.73	—	—	US 2,942	—
	Hong Kong Ton Yi Industrial Holding Ltd.	Subsidiary accounted by equity method	Accounts Receivable	US 1,537	1.00	—	—	—	—
			Other Receivables	US 5,209	—				

The name of the Company	Name of the counter party	Relationship	Ending balance: Accounts	Ending balance: Amounts	Turnover rate	Deferred balance: Amounts	Deferred balance: Resolve method	Subsequent balance	Allowance for doubtful amounts
Hong Kong Ton Yi Industrial Holding Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holding Ltd. (accounted by equity method)	Accounts Receivable	US$ 3, 828	1. 13	$ —	—	$ —	$ —
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holding Ltd. (accounted by equity method)	Other Receivables	US 3, 833	—	—	—	—	—
Nella Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Other Receivables	114, 356	—	—	—	—	—
Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts Receivable	US 2, 909	2. 97	—	—	US 834	—
Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US 3, 833	—	—	—	—	—

The name of the Company	Name of the counter party	Relationship	Ending balance		Turnover rate	Deferred balance		Subsequent balance	Allowance for doubtful amounts
			Accounts	Amounts		Amounts	Resolve method		
Wuxi Ton Yi Industrial Packing Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other Receivables	US$ 6, 465	—	—	—	—	$ —

(Note) It is receivables from refund of capital investment.

9.Derivative Financial Instruments Transaction (Units in thousands of currencies indicated):

A. Cayman President Holding Ltd.(Including a subsidiary of Cayman President Holding Ltd. – Hong Kong President Holdings Ltd.)

a. Contract amount or notional principals amount and credit risk

	December 31,2001		
Derivative financial instrument	Contract amount (Notional principals amount)		Credit risk
Interest Rate Swap Contracts	USD$	75, 000	$ –
Forward Foreign Exchange Contracts	USD	8, 000	–
Foreign Currency Option – JPY/US	USD	18, 750	–

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The Interest Rate Swap Contracts is used for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, the market risk is immaterial.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financials instruments is for hedging. As the company has sufficient working capital and due to the certainty of the interest and exchange rate under the contracts. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives

(a). Interest Rate Swap Contracts

Ⅰ. Transaction terms:

Between October 17 to November 24, 2000, the company signed the contract agrees to pay or receive semi-annually the difference between floating and fixed interest rate during the 3- year period of the contract in US 50,000, and sign another contract between December 4 to December 5, 2001 agree to pay or receive semi-annually the difference between floating and fixed interest rate in one year at the amount of USD 25,000.

Ⅱ. The company sign the Interest Rate Swap Contract to hedge the effects of the assets and liabilities denominated in foreign currencies resulted from the variation of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions and they are evaluated periodically.

(b) Forward Foreign Exchange Contracts and Foreign Currency Option

The derivative financial instruments held by the company are not for trading purpose. The company engages in Forward Foregin Exchange Contract etc. in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements on the financial statements.

The liabilities and assets resulted from the Interest Rate Swap Contracts were offset. As of December 31, 2001, net liabilities to US$82 resulted from the Interest Rate Swap contracts recorded as other current liabilities. Royalty Income on Foreign Currency Option is recorded as non-operating revenue.

f. Fair value of the derivative financial instruments

	December 31,2001			
Derivative financial instruments	Book Value		Fair Value	
Interest Rate Swap Contracts	USD$	–	(USD$	2, 425)
Forward Foreign Exchange Contracts	USD	–	(USD	150)
Foreign Currency Option－JPY/US	USD	–	(USD	253)

B.Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

	December 31,2001			
Derivative financial instruments	Contract amount (Notional principals amount)		Credit risk	
Advance Purchase Forward Foreign Exchange Contracts－USD	US$	40, 020	$	17, 000
Foreign Currency Option－USD	US	191, 118		–
Currency Swap Contract－USD/NTD	US	197, 047		138, 827
	NTD	6, 736, 205		–

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is to hedge loss. Gain or loss resulted from fluctuation of interest or exchange rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, market risk is immaterial.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The company estimated that before August 23, 2002,the above Advance Purchases Forward Foreign Exchange Contracts will generate cash inflows of US $40,020 and cash outflows of $1,379,751.

The company estimated that before July 25, 2003, the Currency Swap Contract will generate cash inflows of US$197,047 and cash outflows of $6,736,205.

Before November 26 the above Advanced Purchase Forward Foreign Exchange Contracts generated cash inflow of US 27,000 and JPY 800,000 and cash outflow of 866,760 and US 7,269. Before January 12, 2001, The Currency Swap Contract estimated to generated cash inflow of 845,745 and cash outflow of US 25,500. Judging from the company current operations, the liquidity risk is low . And due to the certainty of Forward Foreign Exchange Contracts, the cash flow risk is minimal.

The company recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercise price is based on the current market value at the fixed cost, and the holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by the company are not for trading purpose. The company engages in Froward Foreign Exchange Contract and Currency Swap Contract in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

Derivative financial instruments		Premium or Net Receipts (Payments) on Forward Foreign Exchange December 31,2001
Advance Purchase Forward Foreign Exchange contract—USD	$	17, 000(Note1)
Foreign Currency Option—USD		2, 800(Note2)
Currency Swap Contract—USD/NTD		138, 827(Note3)

(Note1) The net receipts in Advance Purchase Forward Foreign Exchange Contract—USD is $17,000 are recorded as prepayments and other current assets. The Advance Purchase Forward Foreign premium of $320 is recorded as other current liabilities, and the exchange gain of $16,680 is recorded as non-operating revenue.

(Note2) Royalty income is recorded as non-operating revenue.

(Note3) The net receipts on Currency Swap Contract—USD/NTD of $138,827 are recorded as prepayments and other current assets of $84,277 and other assets of $54,550, respectively, and the exchange gain of $38,457 and $100,370 are recorded as non-operating revenue and cumulative translation adjustments, respectively.

f. Fair value of derivative financial instruments.

	December 31,2001			
Derivative financial instruments		Book Value		Fair Value
Advance Purchase Forward Foreign Exchange Contract—USD	$	17, 000	$	17, 000
Foreign Currency Option—USD		—		2, 800
Currency Swap Contract—USD/NTD		138, 827		138, 827

The method and assumption used to estimate the fair value of derivative financial instruments are summarized as follows:

The fair value of derivative financial instruments are estimated based on the amount the company may receive or pay assuming that the contracts are settled at the balance sheet date. Generally, it includes the current unrealized gain from open contracts. Most of the derivative financial instruments have price quote by financial institution.

C. Investee of Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

Name of the investee	Financial instrument	Contract amount (Nominal principals amount)		Credit risk
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	USD$	43, 860	$ –
		JPY	5, 000, 000	
	Foreign Currency Option	USD	12, 000	–
		JPY	1, 392, 000	

The credit risk stated above represents the ultimate loss from the Interest Rate Swap Contracts if settled at the balance sheet date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings in Taiwan, the credit risk is minimal.

b. Market risk

The investee use Derivative Financial Instruments to hedge risk. Gain or loss resulted form fluctuation of exchange rates will be offseted by the gain or loss incurred from the hedged items.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The investee estimated that before January 14, 2003, the above currency Swap Contract will generate cash inflows of JPY$5,000,000 and cash outflows of US$43,860. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk is minimal.

The investee recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercies price is based on the current market value at the fixed cost, and holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the Company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by investee are not for trading purpose. The investee engages in Currency Swap Contracts in order to hedge risk of the liabilities denominated in foreign currencies resulted from fluctuation of exchange rates. The strategy adopted by the investee is to hedge most of the market risk. The hedging instruments are derivation financial instruments with inverse relationship the market value of the hedged positions and they are evaluated at periodically.

Royalty Income on Foreign Currency Option is recorded as non-operating revenue.

e. Presentation of derivative financial instruments on the financial statements

The liabilities and assets resulted from the Currency Swap Contract were offseted. As of December 31, 2001, net liabilities to US$5,866 resulted from the Currency Swap Contract were recorded as other current liabilities.

f. Fair value of the financial instruments.

Name of the investee	Derivative financial instruments	Book value	Fair value
Cayman Ton Yi	Currency Swap Contract	(US$ 5, 866)	(US$ 5, 866)
Industrial Holdings Ltd.	Foreign Currency Option	—	72

The method and assumption used by investee to estimate the fair value of derivative financial instruments are as follows:

The fair value of derivative financial instruments are estimated based on the amount the investee may receive or pay assuming that the contract is settled at the balance sheet date.Generally, it includes the unrealized gain or loss from the open contract.

ted information on investee companies (Units in thousands of currencies indicated)

s	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
orp.	President International Trade and Investment Corp.	Trotola, British Virgin Island	Investment on manufacturing business	$ 218,730	$ 218,730	12	100.00%	$ 1,583,227	($ 240,897)	($ 240,897)	Subsidiary
	Kai Yu Investment Co., Ltd.	Tainan Hsien	General investment	3,200,000	3,200,000	320,000	100.00%	737,502	(1,239,556)	(1,237,861)	Subsidiary
	Uni-President Glass Industrial Co., Ltd.	Tainan Hsien	Glass	397,366	—	36,000	100.00%	396,918	(31,587)	(448)	Subsidiary
	Kai Nan Investment Co., Ltd.	Tainan Hsien	General investment	600,000	600,000	60,000	100.00%	385,458	(18,175)	34,450	Subsidiary
	President Global Corp.	Buena Park, CA, U.S.A	Instant noodle and juice can importation	147,250	147,250	500	100.00%	310,021	6,887	6,657	Subsidiary
	U-Chains Enterprise Corp.	Tainan Hsien	Distribution center	270,036	270,036	19,800	100.00%	243,442	222	(11,160)	Subsidiary
	Cayman President Holding Ltd.	Grand Cayman, Cayman Islands	Investment on manufacturing business	3,209,479	3,209,479	100,060	100.00%	142,328	(162,877)	(158,717)	Subsidiary
	Nanlien International Corp.	Taipei City	Importation and exportation business	225,459	225,459	99,999	99.99%	982,209	192,576	107,500	Subsidiary
	President Entertainment Corp.	Tainan Hsien	Entertaining business	901,528	901,528	63,966	61.80%	815,868	(14,140)	(8,739)	Subsidiary
	President International Development Corp.	Taipei City	Construction and operation of shopping mall	8,775,000	8,775,000	877,500	58.50%	8,024,225	(623,202)	(493,678)	Subsidiary
	President Nisshin Corp.	Tainan Hsien	Processing, manufacturing and sale of vegetable oil	40,808	40,808	6,120	51.00%	114,684	56,807	27,374	Subsidiary
	Tong-Jeng Development Corp.	Tainan City	Land exploitation	1,500,000	1,500,000	150,000	50.00%	1,408,190	(25,129)	(12,565)	—

...rs	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	President Kikkoman Corp.	Tainan Hsien	Soy sauce	$ 45,000	$ 45,000	6,000	50.00%	$ 137,722	$ 53,750	$ 25,562	—
	President Chain Store Corp.	Taipei City	Operation of supermarket	4,659,640	2,957,408	307,116	44.28%	6,624,385	1,842,748	114,433	—
	Ton Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	8,737,720	8,737,720	665,148	43.34%	7,296,883	(392,318)	(402,892)	—
	Eagle Cold Storage Enterprise Co., Ltd.	Taichung City	Sale of cold foods	534,324	471,266	40,887	37.36%	482,785	11,031	(4,317)	—
	Tung Ho Development Co., Ltd.	Taipei City	Relaxation club	100,479	54,277	31,605	36.50%	262,881	(306,280)	(96,878)	—
	Mospec Semiconductor Corp.	Tainan Hsien	Manufacturing of electronic material	121,824	121,824	24,927	32.31%	276,014	36,163	10,830	—
	Presicarre Corp.	Taipei City	General merchandise	211,682	277,613	87,561	30.50%	2,213,302	1,702,451	681,594	—
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	315,066	315,066	44,535	29.51%	599,938	319,310	83,374	—
	President Securities Corp.	Taipei City	Business of securities	2,191,824	2,191,824	287,633	25.50%	4,009,879	1,287,372	312,887	—
	Qware System & Services Corp.	Taipei City	Business of computer system	195,287	195,287	13,475	24.76%	148,305	(127,112)	(31,515)	—
	Ztong Yee Industrial Co.	Tainan Hsien	Manufacturing of battery	149,944	149,944	18,042	20.00%	204,949	150,442	30,452	—
	Tonpal Optoelectronics Inc.	Hsinchu City	Manufacturing of electronic material	2,299,197	2,299,197	209,249	10.36%	2,331,917	258,706	26,802	—
	Alllianz President Lide Insurance Co., Ltd.	Taipei City	Insurance	202,064	304,180	20,206	10.10%	201,800	(241,017)	(264)	—
	Uni-President Dream Parks Corp. etc.	Tainan Hsien etc.	Construction of buildings etc.	1,684,368	1,941,997	—	7.14%~100.00%	653,501	(728,379)	(253,268)	—
...ernational ...nvestment	Uni-President (USA) Inc.	City of industry, CA, U.S.A	Instant foods.	US 15,000	US 12,000	150	100.00%	US 10,021	(US 1,521)	—	Subsidiary
	Shanghai President International Foods Co., Ltd. etc	Shanghai City etc.	Cake, bread etc.	US 37,500	US 37,500	—	100.00%	US 4,452	(US 1,616)	—	Subsidiary

s	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
nent	Kai Yu Investment (BVI) Co., Ltd.	Tortola, British Virgin Island	General investment	$ 879,167	$ 418,472	26,878	100.00%	$ 513,478	($ 355,987)	$ —	Subsidiary
	TTET-Union Corp.	Tainan Hsien	Soybean crushing	109,233	94,163	7,582	5.00%	102,059	319,310	—	—
	Ton-Yi Industrial Corp.	Tainan Hsien	Manufacturing of tinplate	405,757	405,757	24,452	2.00%	128,755	(392,318)	—	—
	Century Quick Service Restaurant Corp.etc.	Taipei City etc.	Instant foods etc.	561,187	561,187	—	60.00%~ 100.00%	184,377	(164,639)	—	Subsidiary
tment	President Securities Corp.	Taipei City	Business of securities	601,180	601,180	29,109	2.58%	563,850	1,287,372	—	—
oal	Ameripec Inc.	Buena Park, CA, U.S.A	Sale of food	US 3,951	US 3,951	3	100.00%	US 3,951	(US 144)	—	Subsidiary
	President East Co., Ltd. etc.	New York, U.S.A etc.	Investment of buildings etc.	US 1,022	US 1,022	—	20.00%~ 50.00%	US 890	US 18	—	Subsidiary
dent	President Enterprise (China) Investment Co., Ltd.	Shanghai City	Professional investment	US 248,160	US 240,160	—	100.00%	US 238,389	US 4,388	—	Subsidiary
	Uni-President Vietnam Co., Ltd.	Hochi Minh City, Vietnam	Food, oil, ect.	US 22,000	US 13,000	—	100.00%	US 19,611	(US 1,227)	—	Subsidiary
	Hong Kong President Holding Limited	Hong Kong	Professional investment	US 10,349	US 10,349	80,000	100.00%	(US 5,719)	(US 4,650)	—	Subsidiary
	Zhangjiagang President Nisshin Food Co., Ltd.	Zhangjiagang Free Trade Zone, Jiangsu	Oil and flour	US 10,200	US 10,200	—	60.00%	US 9,280	US 442	—	Subsidiary
	PT ABC President Enterprise Indonesia.	Jakarta, Indonesia	Instant noodles	US 7,600	US 6,570	6,524	47,41%	US 5,409	US 1,311	—	—
	Queen Holding (BVI) Limited	Tortola, British Virgin Islands	Professional investment	US 12,067	US 12,067	5	45.40%	US 14,573	US 2,494	—	—
	PPG Investment, Inc.	Rancho, Cucamonga, U.S.A	Professional investment	US 3,182	US 3,182	—	45.40%	US 3,610	US 664	—	—
	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Chongqing City	Retailer	US 13,191	US 13,191	—	45.00%	US 10,450	US 1,892	—	—

...rs	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Jiafu (Tianjin) International Trading Co., Ltd.	Tianjin City	Retailer	US$ 5,400	US$ 5,400	—	45.00%	US$ 6,003	US$ 1,224	$ —	—
	Guangzhou President Supermarket Co., Ltd.	Guangzhou City	Supermarket	US 3,780	US 810	—	45.00%	US 3,780	—	—	—
	President Energy Development (Cayman Islands) Limited	Grand Cayman, Cayman Isalnds	Energy development	US 10,200	US 10,200	10,200	27.12%	US 9,147	(US 842)	—	Subsidiary
	Zhuhai Kirin President Brewery Co., Ltd.	Zhuhai City, Guangdong	Beer, mineral water	US 22,200	US 22,200	—	30.00%	US 23,393	RMB 2,741	—	—
	Uni-President International (HK) Co., Ltd. etc.	Hong Kong etc.	Trading etc.	US 28,798	US 21,911	—	20.00%~100.00%	US 3,068	(US 2,414)	—	Subsidiary
...rnational	Cayman Nanlien Holding Ltd.	Grand Cayman, Cayman Islands	Professional investment	130,664	130,664	4,010	100.00%	110,097	(2,792)	—	Subsidiary
	Retail Support International Corp.	Jungli City	Distribution center	153,480	—	4,000	20.00%	152,881	85,963	—	Subsidiary
	Lien Lu Enterprises Corp. etc.	Taipei Hsien etc.	Sale of foods etc.	1,167,485	780,935	—	20.00%~100.00%	1,116,740	305,799	—	Subsidiary
...tural ...orp.	President Organics Co.,	Chung-Li City	Organic foods	20,000	20,000	2,000	20.00%	6,725	(24,557)	—	—
...l ...nt Corp.	President International Investment (BVI) Co.	Tortola, British Virgin Islands	General Investment	3,931,365	2,720,096	118,449	100.00%	5,070,297	750,137	—	Subsidiary
	President Life Science Co., Ltd.	Taipei City	Manufacturing of chemical material and instrument	1,500,000	1,500,000	150,000	100.00%	1,507,920	(81,112)	—	Subsidiary
	Ton-Jeng Development Corp.	Tainan Hsien	Land exploitation	1,800,000	1,800,000	150,000	50.00%	1,705,017	(25,129)	—	—
	Prexitex Co., Ltd.	Taipei City	Clothes	189,182	—	18,918	38.74%	156,715	(75,422)	—	—
	President Entertainment Corp.	Tainan Hsien	Entertaining business	1,186,008	1,186,008	39,534	38.20%	617,129	(14,140)	—	—
	Synergy ScienTech Corp.	Hsinchu City	Manufacturing of lithium battery	692,544	692,544	55,404	35.07%	576,118	(161,077)	—	—

·s	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Kang Na Hsiung Enterprise Co., Ltd.	Tainan Hsien	Tissue and sanitary towel	$ 425, 269	$ 348, 398	41, 463	25. 00%	$ 469, 697	$ 121, 252	$ —	—
	Tonpal Optoelectronics Inc.	Miaoli City	Manufacturing of electronic material	3, 065, 626	3, 065, 626	279, 001	13. 81%	3, 105, 302	258, 706	—	—
	President Medical Technologies Corp., Ltd. etc.	Taipei City etc.	Wholesale business of precise instrument etc.	503, 357	440, 026	—	7. 14%~ 50. 00%	219, 262	(523, 623)	—	—
a nc.	T & T Supermarket Inc.	Richmond, BC, Canada	Business of wholesale	CAN 0. 50	CAN 0. 50	—	40. 00%	CAN 5, 278	CAN 4, 095	—	—
	President Canada Contraction Inc. etc.	Burnaby, BC, Canada etc.	Real eatate business etc.	CAN 0. 35	CAN 0. 35	—	50. 00%~ 100. 00%	(CAN 790)	(CAN 1, 352)	—	—
in Store	PCS (BVI) Holding Ltd.	Tortola, British Virgin Islands	Professional investment	1, 207, 067	934, 642	37, 443	100. 00%	1, 179, 960	(81, 585)	—	Subsidiary
	President Drugstore Business Corp.	Taipei City	Sale of cosmetics and medicines	396, 000	276, 000	19, 800	99. 99%	174, 424	(17, 828)	—	Subsidiary
	Ren-Hui Investment Corp.	Taipei City	Professional investment	198, 000	198, 000	19, 800	99. 99%	146, 261	(10, 528)	—	Subsidiary
	President Transnet Corp.	Taipei Hsien	Distribution business	409, 230	122, 500	39, 600	80. 00%	161, 680	(369, 759)	—	Subsidiary
	Mech-President Co.	Tainan Hsien	Filling station and elevator	276, 940	191, 400	43, 759	66. 30%	147, 290	190	—	Subsidiary
	President Musashino Corp.	Taipei City	Fresh Food	309, 240	59, 400	29, 880	60. 00%	306, 117	27, 262	—	Subsidiary
	Uni-President Cold Chain Co., Ltd.	Tainan Hsien	Distribution Center	237, 437	51, 300	14, 280	60. 00%	293, 596	99, 594	—	Subsidiary
	President Information Corp.	Taipei City	Information Services	100, 264	36, 000	7, 150	54. 17%	113, 138	25, 960	—	Subsidiary
	Uni-President Takashiyama Co., Ltd.	Taipei City	Department store	125, 000	—	12, 500	50. 00%	123, 255	(3, 489)	—	—
	Retail Support International Corp.	Taoyuan Hsien etc.	Distribution Center	91, 414	7, 000	5, 000	25. 00%	85, 963	85, 963	—	—
	Wisdom Distribution Service Corp. etc.	Taipei City etc.	Delivery of magazine etc.	794, 199	545, 091	—	15. 00%~ 99. 99%	606, 183	(136, 768)	—	Subsidiary
rial	Ton Yi (Cayman) Holding Ltd.	Grand Cayman, Cayman Islands	Professional investment	1, 388, 578	282	4, 001	100. 00%	(772, 203)	(783, 719)	—	—

rs	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Tovecan Vietnam Corp., Ltd. etc.	Hochiminh City, Vietnam etc.	Manufacturing of can etc.	$ 62,307	$ 55,740	—	39.99%~ 100.00%	$ 109,736	$ 15,384	$ —	—
t l Corp.	President Logistics International Corp. etc.	Chung-Li City etc.	Transportation business etc.	51,300	41,300	—	51.00%~ 58.33%	64,459	18,955	—	—
tment td.	Beijing President Enterprises Drinks & Food Co., Ltd.	Beijing City	Drinks	US 5,000	—	—	100.00%	US 4,946	(US 51)	—	—
	Shanghai Fwuso Tai Industry Co., Ltd.	Shanghai City	Feeds	US 3,208	—	—	100.00%	US 2,959	(US 335)	—	—
	Kunshan President Kikkoman Biotechnology Co., Ltd. etc.	Jiangsu Province Kurshan City	Soy sauce manufacture etc.	US 3,000	US 2,000	—	50.00%	US 2,874	(US 109)	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beer mineral water	US 7,400	US 7,400	—	10.00%	US 7,724	US 2,741	—	—
	Fuchou President Co., Ltd. etc.	Fukien Province Fuchou City etc.	Instant noodles etc.	US 4,700	US 2,900	—	45.00% ~100.00%	3,127	(US 777)	—	—
nterprises vestment	Kunshan President Enterprises Food Co., Ltd.	Jiangsu Province Kunshan City	Meat, instant noodles, soft drinks.	RMB 331,112	RMB 289,722	—	100.00%	RMB 360,668	RMB 60,115	—	—
	Guangzhou President Enterprises Food Co., Ltd.	Guangazhou City	Fat, feed,instant noodles, soft drink, dairy products, etc.	RMB 397,300	RMB 372,466	—	100.00%	RMB 351,669	(RMB 12,923)	—	—
	Wuhan President Enterprises Food Co., Ltd.	Wuhan City	Meat, instant noodles, soft drink etc.	RMB 200,359	RMB 200,359	—	100.00%	RMB 285,593	RMB 44,030	—	—
	Chengdu President Enterprises Food Co., Ltd.	Szechwan Province Wen Chow Hsien	Meat, instant noodles, soft drink.	RMB 165,586	RMB 165,586	—	100.00%	RMB 181,691	RMB 14,748	—	—
	Shenyang President Enterprises Co., Ltd.	Shenyang City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,190	RMB 124,190	—	100.00%	RMB 169,211	RMB 8,231	—	—

's	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Zhongshan President Enterprises Food Co., Ltd.	Guangdong Province Zhongshan City	Marine products, etc.	RMB$ 99, 332	RMB$ 99, 332	—	100. 00%	RMB$111, 166	RMB$ 11, 938	$ —	—
	Xinjing President Enterprises Food Co., Ltd.	Xinjiang Province Urumgi City	Tomato products, etc.	RMB 128, 304	RMB 128, 304	—	100. 00%	RMB 110, 410	(RMB 786)	—	—
	Harbin President Enterprises Co., Ltd.	Harbin City	Instant noodles, soft drinks, dairy products, etc.	RMB 124, 181	RMB 124, 181	—	100. 00%	RMB 109, 942	(RMB 15, 517)	—	—
	Hefei President Enterprises Food Co., Ltd.	Anhui Province Hefei City	Instant noodles, soft drinks	RMB 82, 791	RMB 82, 791	—	100. 00%	RMB 80, 880	RMB 2, 012	—	—
	Meisan President Feed & Oil Co., Ltd.	Sichuan Province Meishan Hsien	Animal feeds, vegetable oil	RMB 82, 777	RMB 82, 777	—	100. 00%	RMB 70, 256	(RMB 6, 568)	—	—
	Tianjng President Enterprises Food Co., Ltd.	Tianjng City	Flour, instant noodles, biscuits.	RMB 109, 266	RMB 109, 266	—	94. 49%	RMB 95, 309	(RMB 3, 594)	—	—
	Qingdo President Food & Livestock Co., Ltd.	Qingdo City	Feed, breed stock and poultry	RMB 99, 332	RMB 99, 332	—	80. 00%	RMB 91, 164	(RMB 8, 722)	—	—
	Shanghai President Enterprises Livestock Food Co., Ltd.	Shanghai City	Animal food	RNB 51, 818	RNB 51, 818	—	78. 25%	RMB 38, 264	(RMB 8, 991)	—	—
	Beijing President Food Co., Ltd.	Beijing City	Instant noodles	RMB 56, 454	RMB 56, 454	—	55. 00%	RMB 45, 596	RMB 16, 992	—	—
l (BVI)	Uin- Home Tech Corp.	Tortola, British Virgin Islands	General investment	US 43, 972	US 39, 000	43, 972	50. 00%	US 55, 293	US 4, 294	—	—
	Presiclerc Ltd.	Tortola, British Virgin Islands	General investment	US 4, 750	—	4, 750	47. 50%	US 4, 750	—	—	—
	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	General Investment	US 15, 834	—	15, 834	42. 11%	US 14, 782	(US 842)	—	—

rs	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
	Xiang Lu Industries Xiamen Ltd.	Fukien Province Xiamen City	Oil	US$ 46,800	$ —	—	30.00%	US$ 46,467	(US$ 1,123)	$ —	—
	Outlook Investment Pte Ltd.	Singapore	General investment	STD 7,433	STD 7,433	7,433	25.00%	US 5,141	(US 741)	—	—
	Scino Pharm (Kunshan) Co., Ltd.	Jiangsu Province Kunshan City	Medicine of biochemistry	US 500	—	—	33.00%	US 458	(US 137)	—	—
e ., Ltd.	President Life Sciences Cayman Co., Ltd.	Grand Cayman, Cayman Islands	Professional investment	654,405	416,319	20,250	100.00%	634,745	(US 70,361)	—	—
	Andro Sciences Corp.	Taipei City etc.	Prostate cancer, osteoporosis, etc.	99,182	62,182	—	22.98% ~96.25%	90,059	(US 7)	—	—
ain Store	President Chain Store (Labuan) Holdings Ltd.	Labuan Islands, Malaysia	Professional investment	US 19,910	US 19,910	19,910	100.00%	US 17,871	(US 1,640)	—	—
	President Coffee (Cayman) Holdings Ltd.	Grand Cayman, Cayman Islands	Professional investment	US 3,000	US 3,000	3,000	50.00%	US 1,354	(US 1,552)	—	—
ent Co.,	Safety Elevator Corp., Ltd. etc.	Tainan City	Manufacturing and maintenance of elevator	18,182	1,000	—	99.99% ~100.00%	17,762	—	—	—
Yi. olding	Wuxi Ton Yi Industrial Packaging Co., Ltd.	Jiangsu Province Wuxi City	Manufacturing of can	US 6,720	US 6,720	—	100.00%	US 4,443	(US 828)	—	—
	Chengdu Ton Yi Industrial Packaging Co., Ltd.	Szechwan Province Chengdu City	Manufacturing of can	US 7,500	US 7,500	—	100.00%	US 2,727	(US 469)	—	—
	Hong Kong Ton Yi Industrial Holding Stock Corp.	Hong Kong	General investment	US 10	US 10	—	100.00%	US 232	(US 511)	—	—
	Cayman Fujian Ton Yi Holding Ltd.	Grand Cayman, Cayman Islands	General investment	US 33,993	US 33,993	—	88.58%	US 26,610	(US 4,011)	—	—
	Cayman Jiangsu Ton Yi Holding Ltd.	Grand Cayman, Cayman Islands	General investment	US 28,127	US 28,127	—	87.93%	US 15,898	(US 4,673)	—	—
sident Food	Guangzhou Wang Sheng Industrial Co., Ltd.	Guangzhou City	Manufauture, process and sales of kinds of foods	RMB 2,500	RMB 500	—	50.00%	RMB 2,505	RMB 9	—	—

...s	Name of Investees	Address	Main activities	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investee	Income (loss) recognized by the Company	Note
...ent ...ood	Nanchang President Enterprises Co., Ltd.	Kiangsi Province Nanchang City	Manufauture, process and sales of kinds of foods	RMB$ 45,000	RMB$ —	—	100.00%	RMB$ 43,760	(RMB$ 1,240)	$ —	—
	Guangzhou Wang Sheng Industrial Co., Ltd.	Guangzhou City	Manufauture, process and sales of kinds of foods	RMB 2,500	RMB 500	—	50.00%	RMB 2,505	RMB 9	—	—
...yman	Aura Oncdogy Systems.Inc.	Sunny Bale, CA, U.S.A.	Analysis of cell	US 5,000	US 5,000	4,545	32.85%	US 3,021	(US 3,468)	—	—
	Plantanceutica, Inc etc.	North Cardina, U.S.A.etc.	Analysis of gene	US 2,850	—	—	29.41% ~70.88%	US 2,748	(US 115)	—	—
...in Store ...ldings	Philippine Seven Corp.	Mandaluyoung City, Philippine	Retail of foods and merchandise	US 19,882	US 19,882	119,575	50.40%	US 17,847	(PESO 36,682)	—	—
...fee ...oldings	Shanghai President Coffee Corp.	Shanghai City	Sales of coffee	US 4,000	US 4,000	—	100.00%	US 2,151	(US 1,041)	—	—
...ven	Convenience Distribution Inc.	Quezon City, Philippine	Distribution and storage	PESO 38,000	PESO 7,500	3,800	100.00%	PESO 42,585	(PESO 459)	—	—
	Store Sites Holdings Inc.	Manlia, Philippine	Professional investment	PESO 42,742	PESO 42,742	40	40.00%	PESO 43,152	PESO 950	—	—
...n Ton ...td.	Fujian Ton Yi Tinplate Co., Ltd.	Fujian Province Longhai City	Manufactruing of tinplate	US 32,668	US 32,668	—	83.58%	US 29,935	(US 4,756)	—	—
...su Ton ...td.	Jiansu Ton Yi Tinplate Co., Ltd.	Jiansu Province Wuxi City	Manufactruing of tinplate	US 31,217	US 31,217	—	82.86%	US 18,099	(US 5,321)	—	—

)ISCLOSURE OF INFORMATION ON INDIRECT INVESTMENT IN MAINLAND CHINA

\. The basic information of investments in Mainland China as of December 31, 2001 is as follows (Units in thousands of currencies indicated):

me of investee in lainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain/loss	Investment amount as of December 31, 2000	Accumulate remittance
					Payment	Remittance					
ıghai President erprises Live- ck Food Co., Ltd.	Animal Feeds, Food	US$ 8, 000	(Note 1)	US$ 6, 077. 5	—	—	US$6, 077. 5	78. 25%	(RMB$ 7, 036) (Note 2)	RMB$ 12, 189	—
jiang President erprises Food Co., l.	Tomato Products, Soft Drinks, Food	US 15, 500	(Note 1)	US 13, 077	—	—	US 13, 077	100. 00%	(RMB 786) (Note 2)	RMB 44, 737	—
ing President od Co., Ltd.	Instant Noodles	US 12, 400	(Note 1)	US 3, 828	—	—	US 3, 828	55. 00%	RMB 9, 345 (Note 2)	RMB 98, 374	—
ıjing President terprises Food Co., l.	Flour, Instant Noodles	US 15, 210	(Note 1)	US 13, 207. 4	—	—	US 13, 027. 4	94. 49%	(RMB 3, 396) (Note 2)	RMB 59, 159	—
ıjing President ernational Food ., Ltd.	Biscuits, Food	US 12, 450	(Note 1)	US 12, 450	—	—	US 12, 450	100. 00%	(RMB 6, 482) (Note 2)	RMB 17, 662	—
ngdu President terprises Food Co., l.	Meat, Instant Noodles, Soft Drink, Food	US 20, 000	(Note 1)	US 20, 000	—	—	US 20, 000	100. 00%	RMB 14, 748 (Note 2)	RMB 159, 970	—
ıshan President terprises Food Co., l.	Meat, Instant Noodles, Soft Drink, Food	US 40, 000	(Note 1)	US 35, 000 (Note 4)	US 5, 000	—	US 40, 000 (Note 4)	100. 00%	RMB 60, 115 (Note 2)	RMB 410, 908	—
han President terprises Food Co., l.	Meat, Instant Noodles, Soft Drink, Food	US 24, 200	(Note 1)	US 26, 440	—	—	US 26, 440	100. 00%	RMB 44, 030 (Note 2)	RMB 298, 828	—

ıe of investee in ıinland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount — Payment	Investment amount — Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain/loss	Investment amount as of December 31, 2000	Accumulate remittance
ın President Feed ıl Co., Ltd. e 5)	Animal Feeds, Vegetable Oil	US$ 10,000	(Note 1)	US$ 9,400	US$ —	—	US$ 9,400 (Note 5)	100.00%	(RMB$ 6,568) (Note 2)	RMB$ 76,982	US$ —
gzhou President rprises Food Co.,	Instant Noodles, Soft Drink, Diary Product, Food	US 48,000	(Note 1)	US 45,000	US 3,000	—	US 48,000	100.00%	(RMB 12,923) (Note 2)	RMB 180,737	—
yang President rprises Corp.	Instant Noodles, Soft Drink, Diary Product, Food	US 19,900	(Note 1)	US 15,000	—	—	US 15,000	100.00%	RMB 8,231 (Note 2)	RMB 177,430	—
gshan President rprises Co., Ltd.	Marine Products, Livestocks Pets Food	US 12,000	(Note 1)	US 12,000	—	—	US 12,000	100.00%	RMB 11,938 (Note 2)	RMB 110,747	—
ghai President national Food Ltd.	Biscuits, Bread	US 13,000	(Note 1)	US 13,000	—	—	US 13,000	100.00%	(RMB 6,893) (Note 2)	RMB 19,169	—
bo Malting Co.,	Malt	US 16,000	(Note 1)	US 3,200	—	—	US 3,200	20.00%	RMB 61 (Note 3)	RMB 5,347	—
gjiagang ident Nisshin l Co., Ltd.	Fats, Feed, Flour	US 17,000	(Note 1)	US 10,200	—	—	US 10,200	60.00%	RMB 2,196 (Note 2)	RMB 76,807	—
ai Kirin President very Co., Ltd.	Beers, Mineral Water	US 74,000	(Note 1)	US 22,200	—	—	US 22,200	30.00%	RMB 6,807 (Note 3)	RMB 199,188	—
(Tianjin) national Trading Ltd.	Hypermarket	US 12,000	(Note 1)	US 5,400	—	—	US 5,400	45.00%	RMB 4,557 (Note 3)	RMB 45,627	—
gqing Presicarre ermarket nstore Co., Ltd.	Hypermarket	US 29,320	(Note 1)	US 13,191	—	—	US 13,191	45.00%	RMB 7,047 (Note 3)	RMB 86,491	—

me of investee in ainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain/loss	Investment amount as of December 31, 2000	Accumulate remittance
ıgazhou President ıvenience Stores , Ltd.	Warehouse & Wholesale	US$ 8, 400	(Note 1)	US$ 810	US 2, 970	—	US$ 3, 780	45. 00%	RMB$ — (Note 2)	RMB$ 26, 744	—
ident Enterprises ina) Investment , Ltd.	Investment	US 248, 160	(Note 1)	—	—	—	—	100. 00%	RMB 36, 318 (Note 2)	RMB 2, 438, 580	—
;dao President d & Livestock , Ltd.	Animal Feeds, Livestock	US 15, 000	(Note 1)	US 12, 000	—	—	US 12, 000	80. 00%	(RMB 6, 977) (Note 2)	RMB 86, 401	—
ei President erprises Co., Ltd.	Instant Noodles, Soft Drinks, Diary Products	US 10, 000	(Note 1)	US 10, 000	—	—	US 10, 000	100. 00%	RMB 2, 012 (Note 2)	RMB 80, 910	—
oin President erprises Co., Ltd.	Instant Noodles, Soft Drinks, Diary Products	US 15, 000	(Note 1)	US 15, 000	—	—	US 15, 000	100. 00%	(RMB 15, 517)	RMB 115, 498	—
ident Enterprises ina) Finance Co., .(Note 4)	Dispatch Fund between Subsidiaries in Mainland China	US 1,000	(Note 1)	—	—	—	—	100. 00%	—	—	—
ngzhou Wang ng Industrial Co.,	Produce, Process and Sales	RMB 5, 000	(Note 1)	—	—	—	—	100. 00%	RMB 9 (Note 2)	RMB 1, 010	—
chang President erprises Co., Ltd	Instant Noodles, Soft Drinks	US 5, 347	(Note 1)	—	—	—	—	100. 00%	(RMB 1, 240) (Note 2)	RMB 43, 760	—
gill-President ngguan) Feed tein Technology , Ltd.	Animal Feeds	US 100	(Note 1)	—	US 50	—	US 50	50. 00%	(RMB 769) (Note 2)	(RMB 355)	—
shan Sanwa Foods ustry Co., Ltd.	Condiment	US 1, 200	(Note 1)	US 180	—	—	US 180	15. 00%	—	RMB 1, 489	—

he ceiling amount of investment in Mainland China.

(Amounts: in thousands of U/S dollars & NT dollars)

mulated investment balance from Taiwan to Mainland China		Amount approved by MOEA		The ceiling amount of investment in Mainland China by MOEAIC
11, 468, 832(Note6)	US$	345, 377. 5	$	9, 956, 626
327, 680. 9)				

lote 1) Indirect investment in PRC through existing companies located in the third area.

lote 2) The financial statements are audited by the CPA of parent company in Taiwan.

lote 3) The financial statements are audited by international accounting offices affiliated with local auditor with the accounting offices in Republic of China.

lote 4) In the preparatory stage, no remittance of capital.

lote 5) Original name is Leshan President Foodstuffs Inc.

lote 6) Calculate at the rate of $35.00 (U/S dollars to NT dollars), it will be $9,220,308 at the exchange rate when approved by MOEA.

3. The Direct or indirect transaction across third region company with the investee in Mainland China.

(1) Purchases

The third area company	Name of investees in Mainland China	2001
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 92,791
Uni-President International (HK) Co., Ltd.	Guangzhou President Enterprises Co., Ltd.	2,754
		$ 95,545

The terms of sale were as the same as to other customers.

(2) Sale

The third area company	Name of investees in Mainland China	2001
Nella Limited	Kunshan President Enterprises Co., Ltd.	$ 252,383
	Guangzhou President Enterprises Co., Ltd.	135,284
	Nanchang President Enterprises Co., Ltd.	72,010
	Chengdu President Enterprises Co., Ltd.	52,335
	Hefei President Enterprises Co., Ltd.	1,438
	Other	197,331
		$ 710,781

The terms of purchase were as the same as to other vendors.

(3) Accounts Receivable

The third area company	Name of investees in Mainland China	December31, 2001
Nella Limited	Shenyang President Enterprises Co., Ltd.	$ 40,465
	Guangzhou President Enterprises Co., Ltd.	22,303
	Kunshan President Enterprises Co., Ltd.	12,961
	Wuhan President Enterprises Food Co., Ltd.	11,917
	Other	13,236
		$ 100,882

(4) Other Receivables

The third area company	Name of investees in Mainland China	December31, 2001
Hong Kong President Holdings Ltd.	President Enterprises (China) Investmet Co., Ltd.	$ 25,222
Cayman President Holding Ltd.	Leshan President Food & Oil Co., Ltd.	2,665
		$ 27,887

(5) Account Payable

The third area company	Name of investees in Mainland China	December31, 2001
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 2,705
Uni-President International (HK) Co., Ltd.	Guangzhou President Enterprises Food Co., Ltd.	126
		$ 2,831

(6) Capital Accommodation-Other Receivables From related parties (Unit: in thousands of US dollars)

		2001				
The third area company	Name of investees in Mainland China	Highest balance date	Highest balance	Ending balance	Rate	Interest revenue
Hong Kang President Holding Ltd.	Ningbo Malting Co., Ltd.	March 7, 2001	$ 9,520	$ —	—	$ —

(7) Note Endorsement Guarantee And Provide Security (Unit: in thousands of US dollars)

The third area company	Name of investees in Mainland China	2001
President International Trade & Investment Corp.	Tianjing President International Food Co., Ltd.	$ 2,802
Cayman President Holding Ltd.	Xinjiang President Enterprises Food Co., Ltd.	1,433
	Tianjing President Enterprises Food Co., Ltd.	380
		1,813
		$ 4,615

(8) Other tradition items have significant effects on current gain or loss and financial condition

None.

'inancial information disclosures for industry segments

l)Information about the Company's operations in different industries in 2001:

2001	Feeds	Foods	International Trade	Wholesale	General Investment	Retail	Tinplate	Oil	Adjustment Elimination	Consolidated
Sales to unaffiliated customers	$ 11, 269, 576	$ 41, 225, 253	$ 7, 681, 092	$ 23, 188, 951	$ –	$ 65, 324, 466	$ 12, 680, 983	$ 3, 380, 798	($ 33, 161, 637)	$ 131, 589, 482
Intersegment sales	1, 048, 692	35, 594	–	–	–	–	–	–	(1, 084, 286)	–
Total revenues	$ 12, 318, 268	$ 41, 260, 847	$ 7, 681, 092	$ 23, 188, 951	$ –	$ 65, 324, 466	$ 12, 680, 983	$ 3, 380, 798	($ 34, 245, 923)	$ 131, 589, 482
Operating profit	$ 149, 798	$ 1, 663, 610	$ 161, 445	$ 217, 126	($ 304, 732)	$ 2, 840, 744	$ 850, 714	$ 8, 266	$ –	$ 5, 586, 971
Equity in net income of subsidiaries										(1, 399, 693)
Interest expenses										(3, 165, 410)
General corporate revenues										3, 596, 435
General corporate expenses										(208, 094)
Consolidated income from continuing operations before income tax										$ 4, 410, 209
Identifiable assets	$ 5, 550, 047	$ 23, 649, 985	$ 1, 890, 679	$ 4, 102, 109	$ 9, 853, 835	$ 18, 172, 248	$ 34, 077, 372	$ 613, 687		$ 97, 909, 962
Long-term investments by equity										40, 369, 017
Corporate assets										12, 839, 094
Total assets										$ 151, 118, 073
Depreciation expense	$ 336, 684	$ 1, 902, 354	$ 4, 652	$ 97, 402	$ 3, 921	$ 1, 150, 071	$ 1, 320, 762	$ 35, 980		$ 4, 851, 826
Amortization expense	$ 16, 317	$ 97, 834	$ 375	$ 18, 654	$ 2, 146	$ –	$ 42, 718	$ 1, 523		$ 179, 567
Capital expense	$ 593, 755	$ 3, 059, 460	$ 3, 290	$ 516, 144	$ 112, 896	$ 1, 409, 705	$ 1, 804, 417	$ 62, 869		$ 7, 562, 536

A. The revenue of an industry segment includes revenue both from sales to unaffiliated customers (including sales, other operating revenue, rent revenue, gain on disposal of segment and other income), intersegment sales and revenue from broadcasting, except for the investment income.

B. Operating profit of loss of industry segment is its department segment revenues minus segment costs and expenses, which was generated in relation to the segment revenues except interest expense. The Company accounts for the intersgment purchases and intersegment sales in the same way as the revenue from broadcasting.

C. The identified assets of an industry segment are those tangible and intangible enterprise assets that are used by the industry segment, but the following items are not included:

a. Assets not used by industry segment.

b. Long-term investments.

(2)Financial Information on Geographic Areas: No foreign operation.

(3)Information on Export Sales:

Export sales of the Company for 2001, constituted less than 10% of the total revenues of 2001.

(4)Information on Significant Customers:

In 2001, no customer constituted more than 10% of the Company's total revenue of 2001.

UNI-PRESIDENT ENTERPRISES CORP.

FINANCIAL STATEMENTS AND

REVIEW REPORT OF INDEPENDENT

ACCOUNTANTS

MARCH 31, 2002 AND 2001

PRICEWATERHOUSECOOPERS

資誠會計師事務所

高雄市新興區民族二路95號22樓
22/F 95 Mintzu 2 Rd., Kaohsiung
Taiwan, Republic of China
Tel :(07) 237-3116
Fax:(07) 236-5631

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

April 22, 2002
(01)P12D20470.doc

To Uni-President Enterprises Corp.

We have reviewed the accompanying balance sheet of Uni-President Enterprises Corp. as of March 31, 2002 and 2001, and the related statements of income and of cash flows for the three-month periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue report on these statements based on our reviews.

We conducted our reviews of the quarterly financial statements in accordance with R.O.C. SAS NO.36"Review of Financial Statement" and R.O.C. SAS NO.11 "Rules Governing Quarterly Review of Financial Statements of Listed and Public Holding Companies", respectively, except as explained in the following paragraph. A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

We were unable to obtain the reviewed financial statements supporting the Company's investments in subsidiaries accounted for under the equity method, which statements reflected total debit balance of $40,558,056,000 and $41,583,131,000 and total credit balance of $1,473,000 and $ — as of March 31, 2002 and 2001, respectively, or their equities in earnings of these subsidiaries of $256,300,000 and $101,152,000, which are included in net income for the three months then ended as described in Note 4(6) to the financial statements, nor were we able to satisfy ourselves as to the carrying value of the investments or the

PRICEWATERHOUSECOOPERS

Based on our reviews, except as explained in the preceding paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with "Rules Governing the Compilation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

As described in Note 3 to the financial statements, effective 2002, the Company changed its method of accounting of certain inventory costs from the FIFO to the weighted average method and the net cumulative effect of the change in accounting principle amounted to $7,810,000 for the three-month period ended March 31, 2002. Effective January 1, 2002, the Company adopted FAS No. 30 "Accounting for Treasury Stocks" under which the parent company's stocks held by its subsidiaries are accounted for as treasury stock. As a result of this change in the method of accounting of Treasury Stock, total assets and total stockholders' equity were decreased by $1,254,112,000 and $1,179,073,000, respectively, as of March 31, 2002, and net income was decreased by $75,039,000 for the three months then ended.

PricewaterhouseCoopers

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and report of the independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

UNI-PRESIDENT ENTERPRISES CORP.
BALANCE SHEET
MARCH 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

ASSETS	2002	2001
Current Assets		
Cash and cash equivalent (Note 4(1))	$ 88,796	$ 146,751
Short-term investments (Note 4(2))	2,725,427	–
Notes receivable-third parties (Note 4(3))	653,248	768,657
Notes receivable-related parties (Note 5)	112,434	41,545
Accounts receivable-third parties (Note 4(4))	1,584,773	1,023,226
Accounts receivable-related parties (Note 5)	1,944,953	2,205,939
Other receivables-third parties (Note 4(20))	164,431	393,243
Other receivables-related parties (Note 5)	412,896	87,525
Inventories (Notes 3 and 4(5))	2,173,349	2,204,148
Prepayments	349,094	449,067
Other current assets (Note 4(20))	235,141	29,076
	10,444,542	7,349,177
Long-term Investments (Notes 3, 4(6) and 4(19))	45,183,108	46,775,371
Property, Plant and Equipment (Notes 4(7), 5 and 6)		
Cost:		
Land	3,402,227	3,424,503
Buildings	3,626,587	3,581,627
Machinery and equipment	7,527,861	7,393,865
Storage facilities	164,926	168,389
Electrical installations	397,437	399,626
Transportation equipment	130,468	151,318
Furniture and fixtures	2,212,895	873,261
Leased property	254,440	254,440
Leasehold improvement	133,741	124,127
Other equipment	2,975,706	2,718,473
Revaluation increment	2,457,043	2,462,994
Cost and revaluation	23,283,331	21,552,623
Less: Accumulated depreciation	(9,748,414)	(7,963,620)
Construction in progress and advance to suppliers	716,125	553,859
	14,251,042	14,142,862
Intangible Assets		
Deferred pension cost (Note 4(15))	373,631	–
Other Assets		
Assets held for lease (Notes 4(8) and 6)	789,781	1,706,559
Idle assets (Notes 4(9) and 6)	266,352	227,626
Guaranteed deposits	86,341	96,027
Deferred expenses (Note 4(10))	266,199	308,416
Long-term receivables (Note 4(11))	37,978	43,706
Deferred income taxes (Note 4(20))	233,581	529,595
Other (Note 4(7))	62,752	60,050
	1,742,984	2,971,979
TOTAL ASSETS	$ 71,995,307	$ 71,239,389

UNI-PRESIDENT ENTERPRISES CORP.
BALANCE SHEET
MARCH 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Current Liabilities		
Short-term loans (Note 4(12))	$ 806, 769	$ 1, 835, 555
Commercial papers payable (Note 4(13))	2, 635, 319	943, 537
Notes payable	17, 161	24, 633
Accounts payable- third parties	1, 210, 845	1, 184, 652
Accounts payable-related parties (Note 5)	192, 344	217, 519
Income tax payable (Note 4(20))	9, 440	35, 410
Accrued expenses (Note 5)	1, 245, 703	1, 475, 440
Other payables (Note 5)	254, 898	532, 609
Current portion of long-term liabilities (Notes 4(7)and 4(14))	407, 265	32, 180
	6, 779, 744	6, 281, 535
Long-term Liabilities		
Long-term loans (Note 4(14))	21, 828, 844	21, 946, 716
Long-term payables (Note 4(7))	174, 997	187, 247
	22, 003, 841	22, 133, 963
Other Reserves		
Provision for land-value incremental tax (Note 4(7))	1, 291, 803	1, 291, 857
Other Liabilities		
Provision for retirement plan (Note 4(15))	517, 554	63, 336
Customers' deposits	73, 289	90, 582
Other (Note 4(6))	1, 473	–
	592, 316	153, 918
TOTAL LIABILITIES	30, 667, 704	29, 861, 273
Stockholders' Equity		
Common stock (Notes 1 and 4(16))	33, 476, 572	31, 581, 671
Capital reserve (Notes 3, 4(7), 4(16) and 4(17))		
Treasury stock	5, 476	–
Assets revaluation	452, 131	504, 185
Gain on disposal of property, plant and equipment transferred to capital reserve	10, 889	23, 300
Donated capital	228	228
Long-term investments	439, 806	342, 931
Retained earnings (Notes 4(16) and 4(18))		
Legal reserve	4, 216, 966	3, 878, 424
Special earnings reserve	354, 622	494, 561
Unappropriated	3, 710, 130	4, 910, 907
Unrealizied loss on market value decline of long-term investments	(122, 359)	(92, 663)
Cumulative translation adjustment	72, 031	(255, 763)
Unrecognized pension cost	(8, 616)	–
Treasury stock (Notes 3, 4(6) and 4(19))	(1, 280, 273)	(9, 665)
TOTAL STOCKHOLDERS' EQUITY	41, 327, 603	41, 378, 116
Contingent Liabilities and Commitments (Notes 5 and 7)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 71, 995, 307	$ 71, 239, 389

The accompanying notes are an integral part of the financial statements.
Please refer to the review report of PricewaterhouseCoopers dated April 22, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF INCOME
THREE MONTHS ENDED MARCH 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS EXCEPT PER SHARE AMOUNTS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2002	2001
Operating Revenues (Note 5)		
Gross sales	$ 7,563,576	$ 8,073,362
Less: Sales returns	(25,982)	(39,374)
Sales allowance	(451,546)	(490,682)
	7,086,048	7,543,306
Other	654,147	426,676
	7,740,195	7,969,982
Operating Costs (Note 5)		
Cost of goods sold	(5,389,586)	(5,488,369)
Other	(577,715)	(349,190)
	(5,967,301)	(5,837,559)
Gross Profit	1,772,894	2,132,423
Operating Expenses		
Selling expenses	(1,153,401)	(1,241,052)
Administrative and general expenses	(434,510)	(483,987)
Research and development expenses	(69,115)	(65,075)
	(1,657,026)	(1,790,114)
Operating Income	115,868	342,309
Other Income		
Interest income	–	1,583
Income from investments (Note 4(6))	256,300	101,152
Gain on disposal of property, plant and equipment (Note 5)	7,122	1,738
Gain on sale of investments	3,999	–
Gain on foreign currency transactions	1,134	49,420
Rental income (Notes 4(8) and 5)	81,733	92,456
Other (Note 5)	203,501	269,754
	553,789	516,103
Other Expenses		
Interest expense (Note 4(7))	(255,839)	(340,656)
Loss on disposal of property, plant and equipment	(32,087)	(1,443)
Other	(134,906)	(215,574)
	(422,832)	(557,673)
Income Before Income Tax	246,825	300,739
Income Tax (Expenses) Benefit (Note 4(20))	(28,137)	27,876
Income befere extraordinary items and cumualtive effect of changes in accounting principle	218,688	328,615
Cumulative effect of changes in accounting principle, less applicable income tax of $2,603 (Notes 3 and 4 (20))	(7,810)	–
Net Income	$ 210,878	$ 328,615

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF INCOME
THREE MONTHS ENDED MARCH 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS EXCEPT PER SHARE AMOUNTS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	Before Tax	Net	Before Tax	Net
Simple Earnings Per Common Share (Note 4 (21))				
Net income from continuing operations	$ 0.07	$ 0.07	$ 0.09	$ 0.10
Cumulative effect of changes in accounting principle	—	—	—	—
Net Income	$ 0.07	$ 0.07	$ 0.09	$ 0.10
Pro forma amounts giving that investments from subsidiaries, Kai Yu Investment Co.,Ltd. and President International Developsnent Corp., are not treated as treasury stock：				
Net Income	$ 311,451	$ 285,917	$ 300,739	$ 328,615
Simple Earnings Per Common Share				
Net Income	$ 0.09	$ 0.09	$ 0.09	$ 0.10
Pro forma amounts giving effect to retroactive application of change in method of accounting of inventory cost				
Net Income	$ 246,825	$ 218,688	$ 295,149	$324,422
Simple Earnings Per Common Share				
Net Income	$ 0.08	$ 0.07	$ 0.09	$ 0.10

The accompanying notes are an integral part of the financial statements.

Please refer to the review report of PricewaterhouseCoopers dated April 22, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS
THREE MONTHS ENDED MARCH 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 210,878	$ 328,615
Adjustments to reconcile net income to net cash used for operating activities:		
Provision for short-term investments decline in market value	1,042	—
Provision for doubtful accounts	2,821	11,964
Loss on allowance for inventory obsolescence	1,206	1,013
Reversal of inventory valuation	—	(1,888)
Equity in earnings of subsidiaries	(256,300)	(101,152)
Cash dividends from equity subsidiaries	—	4,284
Gain on sale of investments	(2,435)	—
Depreciation	346,584	338,345
Gain on disposal of property, plant and equipment, idle assets and other assets	(7,122)	(1,738)
Loss on disposal of property, plant and equipment and idle assets	32,087	1,443
Amortization	23,165	15,604
Loss on foreign currency transactions	650	347
Changes in operating assets and liabilities:		
Notes receivable-third parties	32,922	(52,829)
Notes receivable-related parties	(79,640)	6,110
Accounts receivable-third parties	(771,770)	(157,628)
Accounts receivable-related parties	(132,825)	(514,669)
Other receivables-third parties	32,826	213,065
Other receivables-related parties	(249,802)	13,336
Inventories	282,502	138,450
Prepayments	(22,131)	(51,069)
Deferred income tax assets-current	204	24,055
Deferred pension cost	40,213	—
Long-term receivables	770	(12,414)
Deferred income tax assets-non-current	28,091	(52,072)
Notes payable	5,562	5,643
Accounts payable-third parties	155,940	40,114
Accounts payable- related parties	903	(53,645)
Accrued expenses	(369,190)	(239,482)
Other payables	33,698	5,759
Cash in advance	—	(85,714)
Provision for retirement plan	(5,092)	8,274
Net cash used for operating activities	(664,243)	(167,879)

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS
THREE MONTHS ENDED MARCH 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in short – term investments	($ 1,107,757)	$ –
Proceeds from sale of long-term investments-non-subsidiaries	1,064,589	–
Increase in long-term investments-subsidiaries	–	(49,000)
Increase in long-term investment-non-subsidiaries	(1,850,402)	–
Proceeds from disposal of property, plant and equipment, idle assets and other assets	270,989	112,899
Purchase of property, plant and equipment, assets held for lease and idle assets	(391,463)	(448,692)
(Increase) Decrease in guaranteed deposits	(84)	2,219
Increase in deferred expenses	–	(8,406)
Decrease in employees' car loans	2,870	4,194
Net cash used for investing activities	(2,011,258)	(386,786)
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease) Increase in short-term loans	(146,495)	56,291
Increase in commercial papers payable	2,635,319	457,167
Increase from long-term liabilities	166,779	82,771
Decrease in customers' deposits	(376)	(8,386)
Net cash provided by financing activities	2,655,227	587,843
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	(650)	(347)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENT	(20,924)	32,831
CASH AND CASH EQUIVALENT, BEGINNING OF PERIOD	109,720	113,920
CASH AND CASH EQUIVALENT, END OF PERIOD	$ 88,796	$ 146,751
Supplemental disclosures of cash flow information		
1.Interest paid (not including capitalized interest)	$ 258,029	$ 245,488
2.Income taxes paid	$ –	$ 141
Investing and financing activities of partial payment on cash		
1.Proceeds from sale of long-term investment – non–subsidiaries	$ 4,172	$ –
Plus:Other payables,beginning of period	1,060,417	–
Cash proceeds from sale of long-term investment – non–subsidiaries	$ 1,064,589	$ –
2.Increase in long-term investment – non – subsidiaries	$ 352,993	$ –
Plus:Other payables,beginning of period	1,497,409	–
Cash increase in long-term investment – non–subsidiaries	$ 1,850,402	$ –
3.Purchase of property, plant and equipment, assets held for lease and idle assets	$ 198,158	$ 292,487
Plus:Other payables, beginning of period	223,536	516,483
Long-term payables, beginning of period	210,444	222,242
Less:Other payables, ending of period	(33,413)	(363,093)
Long-term payables, ending of period	(207,262)	(219,427)
Cash purchase of property, plant and equipment, assets held for lease and idle assets	$ 391,463	$ 448,692
Not related to either cash flows from investing or financing activities		
Long-term investments reclassified to treasury stock	$ 1,184,549	$ –

The accompanying notes are an integral part of the financial statements.

Please refer to the review report of PricewaterhouseCoopers dated April 22, 2002

UNI-PRESIDENT ENTERPRISES CORP.
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2002 AND 2001
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT AS OTHERWISE INDICATED)
(REVIEWED ONLY, NOT AUDITED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS)

Note 1 HISTORY AND ORGANIZATION

Uni-President Enterprises Corp. (the Company) was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with an initial capital of $32,000. As of March 31, 2002, the paid-in capital was $33,476,572, divided into 3,347,657,000 of common stock with $10 (NT dollars) par value per share. The Company is engaged in the manufacturing, processing and sales of various soft drinks, foods, flour and animal feeds.
The common shares of the Company have been listed on the Taiwan Stock Exchange since December, 1987.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Foreign currency transactions and translation

The Company maintains its accounts in New Taiwan dollars. Foreign currency transactions are measured and recorded in New Taiwan dollars using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

2.Foreign exchange contracts

Gain and loss on forward exchange contracts that hedge foreign currency commitments are recognized based on the spot rate at the balance sheet date and the settlement rate . For those designated as economic hedges of net investments in foreign entities, gains or losses on which are reported as "Cumulative translation adjustments", separately and accumulated in a separate component of equity. Any gain or loss on a forward contract intended to hedge an identifiable foreign currency commitment is deferred and included in the measurement of the related foreign currency transaction. However, losses are not deferred if it is estimated that deferral would lead to recognizing losses in later accounting periods. If a forward exchange contract exceeds the amount of the related commitment, the gain or loss (net of tax) pertaining to the excess portion is included in determining net income.

3.Cash equivalent

Cash equivalent incluedes callable bonds, bankers' acceptance and commercial paper with maturity date of less than three months.

4.Short-term investments

Short-term investments are stated at the lower of cost or market value. Cost is determined by the weighted average method. Any excess of aggregate cost over the market value is recognized in the current period.

5.Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collection of receivables according to the aging of accounts receivable.

6.Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on weighted average method (the Company adopted the first-in, first-out "FIFO" method before 2001) except for livestock which is based on average method less allowance for decline in value.

The allowance for decline in value of livestock is amortized over the actual breeding and production periods. Market value for raw materials and supplies is the replacement cost, and for work in process, livestock in process, finished goods, merchandise and by products, market value is determined on the basis of lower of replacement cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating allowance for inventory obsolescence.

7.Long-term investments

Long-term investments in which the Company owns less than 20% of the subsidiaries' paid-in voting share capital, and in which the Company has no ability to exercise significant influence are stated at the lower of cost or market value for listed companies and at the cost method for unlisted companies. The market value of listed companies is determined by the average closing price of the last month during the accounting period and the unrealized loss on decline in market value is recorded under the stockholders' equity. If the market value of the subsidiaries continue to decline and chance of recovery is uncertain, then loss on decline in market value is recognized in the current period.

Investments in which ownership interests exceed 20% or in which the Company has the ability to exercise significant influence are accounted for using the equity method. The difference between the acquisition cost and the Company's share of the subsidiary net book value on the date of acquisition is capitalized and amortized over a period of five years.

Consolidated financial statements are prepared to include majority owned subsidiaries. However, if the majority owned subsidiaries' total assets and total operating revenues constitute less than 10% of the respective accounts of the Company, only the equity method is used to account for these majority owned subsidiaries. When the total assets and total operating revenues of all non-consolidated majority owned subsidiaries have exceeded 30% of those of the Company, any of these subsidiaries with total assets and total operating revenues in excess of 3% of the respective accounts of the Company are consolidated.

"Cumulative Translation Adjustments" resulting from translation of all assets and liabilities of the invested foreign companies, which accounted for using the equity method, is recognized proportionally based on the percentage of ownership of the foreign company and are reflected in the stockholders' equity section.

8.Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in connection with the purchase or construction required to bring the assets to the condition and location for its intended use is capitalized. Major renewals, betterments and additions are capitalized. Maintenance and repairs are expended as incurred.

Depreciation is computed over the estimated economic useful lives of depreciable assets using the straight-line method. Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of major depreciated assets are : buildings 2-55 years, others 2-30 years. Containers are expensed when damaged.

When an asset is sold or retired, the cost and accumulated depreciation are removed from respective accounts and any gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets are recorded as other income or loss. The gain after income tax before 2001 is transferred to capital reserve in the current year, thereafter in not transferred to capital reserve.

Idle fixed assets are stated at the lower of book value or net realizable value as other assets. The difference between book value and net realizable value is recorded as loss in the current period. The depreciation expense for the period is recorded as other expenses.

9.Deferred expenses

The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over twelve years, the estimated economic lives of the packing machines. The contingent rental paid quarterly or based on units-of-production is recorded as current expenses.

Other deferred expenses are amortized over a period of 3-10 years.

10.Retirement plan and cost

The Company has a non-contributory and funded defined benefit retirement plans covering all regular employees. Monthly contributions are deposited into an independent retirement trust fund.

The Company adopted R.O.C. FAS No. 18, "Accounting for Pension Cost" to account for pension cost. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unamortized net transition asset (obligation), unrecognized gain (loss) and unrecognized prior service cost.

11.Treasury stock

The cost of treasury stock (common and preferred) acquired by the parent company and its subsidiaries are accounted for under the weighted-average method. The treatments are as follows :

(1) Acquisition: shares purchased are based on cost ; shares donated are based on fair value.
(2) Disposal: if the disposal value is higher than cost, any excess is recorded as additional Capital Reserve - Treasury Stock account; if the disposal value is lower than the cost, the difference is first charged against the Capital Reserve - Treasury Stock account; any deficiency is charged against the Retained Earnings account.
(3) Retirement: The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the difference is charged against the Capital Reserve-Treasury Stock account; any deficiency is charged against the Retained Earnings account ; if the cost of the treasury stock is lower than the sum of par value and the additional Paid – in Capital, the difference is added to the Capital Reserve - Treasury Stock account.

Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 “Accounting for Treasury Stocks” and accordingly began to treat the parent company’s stocks held by the subsidiaries as treasury stock when recognizing the investment income (loss) and when preparing the financial statements.

12.Income tax

The Company adopted R.O.C. FAS No. 22 "Accounting for Income Tax", whereby income tax is provided based on accounting income after adjusting for permanent differences, and inter-period and intra-period allocation of income tax was adopted. The tax effect of taxable temporary differences was recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carry forwards and income tax credits were recorded as deferred tax assets. A

valuation allowance is provided for deferred tax assets. Deferred tax asset or liability are classified into current or non-current items in accordance with the nature of balance sheet account or the period expected realization. Adjustments of prior years' income tax liabilities are included in the current year's income tax expense.

The Company adopted R.O.C FAS No.12 "Accounting for the Investment Tax Credit", whereby investment tax credit from purchase of machinery and equipment, research expenditure, personnsel training expenditure and investment in stock were adopted by flow through method.

The 10% additional income tax expenses on unappropriated earnings are recognized in accordance with the resolution adopted at the annual stockholders' meeting.

13.Use of estimates

The preparation of financial statements in confirmity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

14.Revenues, costs and expenses

Sales revenues are recognized when earning process is finished and earning is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

Note 3 CHANGE IN ACCOUNTING PRINCIPLE

1.Effective 2002, the Company changed the method of computing the inventory costs from FIFO to weighted average, which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (6) No. 176690. And the cumulative effect of changes in accounting principles which amounted to $7,810 were included in the net income for the three months period then ended March 31, 2002.

2.Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stocks" and accordingly began to treat the parent company's stocks held by the subsidiaries as treasury stock when recognizing the investment income (loss) and when preparing the financial statements. As a result of this change in accounting principle, total assets and total stockholders' equity decreased by $1,254,112 and $1,179,073, respectively, as of March 31, 2002, and the net income decreased by 75,039 for the three months ended March 31, 2002.

Note 4 DETAILS OF SIGNIFICATNT ACCOUNTS

1.Cash and cash equivalent

	March 31, 2002	March 31, 2001
Cash:		
Cash on hand	$ 2,698	$ 3,966
Checking deposits	9,525	19,729
Demand deposits	76,573	70,865
	88,796	94,560
Cash equivalent:		
Commercial papers	—	52,191
	$ 88,796	$ 146,751

2.Short-term investments

	March 31, 2002	March 31, 2001
Mutual funds	$ 2,731,578	$ —
Less:Valuation allowance	(6,151)	—
	$ 2,725,427	$ —

3.Notes receivable-third parties

	March 31, 2002	March 31, 2001
Notes receivable	$ 726,890	$ 800,667
Less：Allowance for doubtful notes receivable	(73,642)	(32,010)
	$ 653,248	$ 768,657

4.Accounts receivable-third parties

	March 31, 2002	March 31, 2001
Accounts receivable	$ 1,673,340	$ 1,098,528
Less：Allowance for doubtful accounts receivable	(88,567)	(75,302)
	$ 1,584,773	$ 1,023,226

5.Inventories

	March 31, 2002	March 31, 2001
Merchandises	$ 122,799	$ 135,089
Raw materials	802,926	602,492
Raw materials and supplies in transit	270,890	311,222
Supplies	157,658	192,645
Work in process	98,415	98,853
Livestock in process	64,188	109,579
Finished goods	637,002	667,436
Livestock	57,102	141,840
Less：Allowance for livestock	(31,471)	(52,561)
By-products	910	459
	2,180,419	2,207,054
Less：Allowance for price decline and obsolescence in inventories	(7,070)	(2,906)
	$ 2,173,349	$ 2,204,148

6. Long-term investments

(1) Debit balance of long-term investments

Name of subsidiaries	March 31, 2002 Amount	March 31, 2002 Percentage owned	March 31, 2001 Amount	March 31, 2001 Percentage owned
Equity method:				
President International Trade and Investment Corp.	$ 1,570,869	100.00%	$ 1,725,583	100.00%
Kai Yu Investment Co., Ltd	54,702	100.00%	1,906,074	100.00%
Nanlien International Corp.	1,046,581	99.99%	905,892	99.99%
President International Development Corp.	7,493,999	58.50%	8,191,589	58.50%
Tong-Jeng Development Corp.	1,405,121	50.00%	1,399,495	50.00%
President Chain Store Corp.	6,729,579	44.59%	5,322,439	45.37%
Ton Yi Industrial Corp.	7,214,077	43.34%	7,697,866	43.34%
Presicarre Corp.	2,365,272	30.50%	2,729,368	40.00%
President Securities Corp.	4,184,239	25.50%	3,878,459	23.47%
Tonpal Optoelectronics Inc. (Note)	2,326,707	10.36%	2,324,851	10.36%
Other (less than 2%) (Note)	6,166,910	7.14%～100%	5,501,515	7.14%～100%
	40,558,056		41,583,131	
Cost Method:				
New Century Info-Comm. Co., Ltd.	1,268,000	2.67%	1,268,000	2.67%
Other (less than 2%)	3,357,052	0.27%～14.46%	3,924,240	0.53%～14.46%
	4,625,052		5,192,240	
	$ 45,183,108		$ 46,775,371	

(2) Credit balance of long-term investments

Name of subsidiaries	March 31, 2002 Amount	March 31, 2002 Percentage owned	March 31, 2001 Amount	March 31, 2001 Percentage owned
Equity method:				
Tone Sang Construction Corp.	$ 1,473	100%	$ —	—

(Note) Investments in Tonpal Optoelectronics Inc., Copers Corp., Allianz President General Insurance Co., Ltd., President Information Corp., and Latin America Development Co., Ltd. are accounted for under the equity method due to the Company's ability to exercise significant influence over the investees.

(3) We were unable to obtain the reviewed financial statements supporting the Company's investments in subsidiaries accounted for under the equity method, which statements reflected total debit balance of $40,558,056 and $41,583,131 and total credit balance of $1,473 and $— as of March 31, 2002 and 2001, respectively, or their equities in earnings of these subsidiaries of $256,300 and $101,152, which are included in net income for the three months then ended to the financial statements.

(4) As of March 31, 2002 and 2001, President Securities Corp. purchased treasury stock as follows:

A. As of March 31, 2002 and 2001, the balance of treasury stock is as follow:

Unit:In thousands shares

	2002			
Reason for acquisition	Beginning balance	Increase	Decrease	Ending balance
Employees ownership	14, 472	—	—	14, 472

Unit:In thousands shares

	2001			
Reason for acquisition	Beginning balance	Increase	Decrease	Ending balance
Employees ownership	5, 613	—	—	5, 613

B. Under the Stock Exchange Law, treasury stock percentage may not exceed 10% of the total shares issued. Total cost of treasury stock may not exceed the sum of balance of additional the paid-in capital, retained earnings and realized capital reserve. As of March 31, 2002, and 2001, the cost of treasury stocks purchased and retired by President Securities Corp. amounted to $1,025,979 and $893,567, and $37,388 and $—, respectively. The Company recognized the treasury stocks cost 37,181 and $9,665 as of March 31, 2002 and 2001, respectively, based on its equity ownership in President Securities Corp.

C. In accordance with the Stock Exchange Law, treasury stocks may not be pledged and bear no stockholders rights before the stocks were transferred to employees.

(5) In accordance with the Stock Exchange Law, the stocks held by the Company's subsidiaries, Kai Yu Investment Co., Ltd. and President Internatinal Development Corp., which amounted to $666,707 (54,470,000 shares) and $517,842 (72,320,000 shares), respectively, were accounted for as treasury stocks.

7. Property, plant and equipment

As of March 31, 2002 and 2001, revaluation and accumulated depreciation of each fixed assets are listed as follows:

Assets	Revaluation		Accumulated depreciation	
	March 31, 2002	March 31, 2001	March 31, 2002	March 31, 2001
Land	$ 2, 215, 507	$ 2, 215, 507	$ −	$ −
Buildings	136, 797	136, 961	1, 245, 395	1, 143, 218
Machinery and equipment	64, 679	65, 723	4, 560, 703	4, 111, 759
Electrical installations	8, 725	10, 511	255, 375	247, 222
Transportation equipment	1, 178	1, 178	104, 198	112, 659
Furniture and fixtures	299	331	1, 578, 261	564, 048
Leased property	−	−	83, 577	66, 064
Leasehold improvements	−	−	82, 056	68, 615
Other equipment	29, 858	32, 783	1, 838, 849	1, 650, 035
	$ 2, 457, 043	$ 2, 462, 994	$ 9, 748, 414	$ 7, 963, 620

(1) In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amount of revalued appreciation credited to capital reserve was $1,984,813. The balance of capital reserve-assets revaluation was $452,131 and $504,185 as of March 31, 2002 and 2001, respectively.

(2) The balances of the provision for land-value incremental tax on March 31, 2002 and 2001 were $1,291,803 and $1,291,857, respectively.

(3) Interest expenses before capitalization in the three months ended March 31, 2002 and 2001 were $290,484 and $385,514, respectively. Interest capitalized totaled $34,645 and $44,858 with interest rate 4.61% and 6.22% for the three months ended March 31, 2002 and 2001, respectively.

(4) As of March 31, 2002 and 2001, the Company has purchased certain agriculture land in the amount of $59,304 for expansion of plant facilities. The land has yet to be rezoned for industrial purposes, accordingly, the land title has not been officially transferred to the Company. However, the Company has secured the land deeds and other ownership documents.

(5) Leased property

The terms major of the leased properties are summarized below:

A. Upon the maturity of the lease contract, the titles of the leased properties accounted for under the capital leases are transferred to the Company at no additional cost. The rental payments and the leased properties are listed as follows:

Category of property	Present value based on the implicit interest rate	Period
Buildings, electrical installations and other equipment	$ 240, 904	8.1997-7.2012 180 equal monthly installments
Buildings	13, 536	1.1998-8.2005 92 equal monthly installments
	$ 254, 440	

B. As of March 31, 2002, total amount of rental payments and their present value are listed as follows：

	Present value of rental payments	Total rental payments
4.1.2002 – 3.31.2003	$ 32, 265	$ 34, 133
4.1.2003 – 3.31.2004	29, 139	34, 228
4.1.2004 – 3.31.2005	26, 317	34, 327
4.1.2005 – 3.31.2006	22, 335	32, 388
4.1.2006 – 3.31.2007	19, 697	30, 949
4.1.2007 – 3.31.2011	61, 805	123, 794
4.1.2011 – 7.31.2012	15, 704	41, 265
	207, 262	$ 331, 084
Less: Liabilities under capital lease within one year	(32, 265)	
Long-term liabilities under capital lease (classified as long term payables)	$ 174, 997	

8. Assets held for lease

March 31, 2002	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 103,861	$ 215,383	$ 319,244	$ —	$ —	$ —	$ 319,244
Buildings	606,961	14,075	621,036	(228,715)	(12,467)	(241,182)	379,854
Machinery and equipment	420	—	420	(214)	—	(214)	206
Electrical installations	31,255	—	31,255	(20,781)	—	(20,781)	10,474
Furniture and fixtures	2,821	—	2,821	(2,622)	—	(2,622)	199
Other equipment	217,560	4,299	221,859	(137,758)	(4,297)	(142,055)	79,804
	$ 962,878	$ 233,757	$ 1,196,635	($ 390,090)	($ 16,764)	($ 406,854)	$ 789,781

March 31, 2001	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 416,674	$ 215,383	$ 632,057	$ —	$ —	$ —	$ 632,057
Buildings	633,396	14,030	647,426	(195,036)	(11,911)	(206,947)	440,479
Machinery and equipment	420	—	420	(167)	—	(167)	253
Electrical installations	31,255	—	31,255	(17,884)	—	(17,884)	13,371
Furniture and fixtures	1,371,143	—	1,371,143	(905,347)	—	(905,347)	465,796
Other equipment	277,215	4,299	281,514	(122,614)	(4,297)	(126,911)	154,603
	$ 2,730,103	$ 233,712	$ 2,963,815	($ 1,241,048)	($ 16,208)	($ 1,257,256)	$ 1,706,559

(1) Rental revenues for the three months ended March 31, 2002 and 2001 were $53,278 and $62,375, respectively.

(2) The Company revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) Property, plant and equipment.

9. Idle assets

March 31, 2002	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 116,188	$ 35,284	$ 151,472	$ –	$ –	$ –	$ 151,472
Buildings	56,891	1,297	58,188	(43,972)	(1,234)	(45,206)	12,982
Machinery and equipment	298,765	526	299,291	(199,270)	(526)	(199,796)	99,495
Electrical installations	7,416	–	7,416	(7,335)	–	(7,335)	81
Furniture and fixtures	4,144	–	4,144	(4,014)	–	(4,014)	130
Other equipment	23,915	394	24,309	(21,723)	(394)	(22,117)	2,192
	$ 507,319	$ 37,501	$ 544,820	($ 276,314)	($ 2,154)	($ 278,468)	$ 266,352

March 31, 2001	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 93,983	$ 35,477	$ 129,460	$ –	$ –	$ –	$ 129,460
Buildings	43,940	1,178	45,118	(35,848)	(1,064)	(36,912)	8,206
Machinery and equipment	237,400	514	237,914	(150,690)	(514)	(151,204)	86,710
Electrical installations	7,209	–	7,209	(7,209)	–	(7,209)	–
Furniture and fixtures	926	–	926	(680)	–	(680)	246
Other equipment	22,642	180	22,822	(19,638)	(180)	(19,818)	3,004
	$ 406,100	$ 37,349	$ 443,449	($ 214,065)	($ 1,758)	($ 215,823)	$ 227,626

The Company revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) Property, plant and equipment.

10. Deferred expenses

	2002	2001
Beginning balance	$ 289,364	$ 315,614
Increase during the period	—	8,406
Amortization and depreciation	(23,165)	(15,604)
Ending balance	$ 266,199	$ 308,416

The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over a period of twelve years, the estimated economic lives of the packing machines, and the contingent rental paid quarterly or based on the unit-of-production is treated as current expenses.

11. Long-term receivables

	March 31, 2002	March 31, 2001
Long-term notes receivable	$ 1,915	$ 10,080
Long-term accounts receivable	43,609	37,917
Employees' car loans	24,788	33,085
Less: Allowance for doubtful long-term receivables	(32,334)	(37,376)
	$ 37,978	$ 43,706

12. Short-term loans

	March 31, 2002	March 31, 2001
Unsecured bank loans	$ 806,713	$ 1,835,505
Overdraft	56	50
	$ 806,769	$ 1,835,555
Range of interest rates	2.73%~6.85%	4.80%~7.23%

13. Commercial papers payable

	March 31, 2002	March 31, 2001
Commercial papers payable	$ 2,640,000	$ 950,000
Less: prepaid interests	(4,681)	(6,463)
	$ 2,635,319	$ 943,537
Rang of interest rates	2.49%~2.91%	4.24%~6.18%

14. Long-term loans

	March 31, 2002	March 31, 2001
Unsecured bank loans	$ 15,256,500	$ 13,094,000
Bankers' acceptances	7,000,000	8,900,000
	22,256,500	21,994,000
Less :Prepaid interests	(52,656)	(47,284)
Current portion of long-term loans	(375,000)	–
	$ 21,828,844	$ 21,946,716
Range of maturity dates	6.12.2003 ~6.28.2006	4.6.2001 ~10.5.2005
Range of interest rates	2.29%~6.65%	4.52%~6.88%

15. Retirement plan

(1) Under the terms of the retirement plan, an employee may retire when he or she either (i) attains the age of 55 and with 15 years of service, or (ii) with an minimum of 25 years , or (iii) has reached the age of 60, or (iv) is unable to work (involuntary retirement). The employees accrue two units of credits for each year of service for the first 15 years, one unit of credit for each year of service for service years in excess of 15 years. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service, and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credits. Each unit of credit is based on the average of the one-month's salary prior to retirement. Calculation of average salary is in compliance with the Labor Standards Law of the R.O.C.

(2) As of March 31, 2002 and 2001, the balance of the independent retirement trust fund was $1,946,715 and $1,921,482, respectively.

(3) The actuarially determined net pension cost was $61,138 and $48,123 for the three months ended March 31, 2002 and 2001, respectively. The balance of the minimum provision for retirement plan was $517,554 and $63,336 as of March 31, 2002 and 2001, respectively.

16. Common stock

(1) On June 23, 2000, the stockholders at their meeting resolved to capitalize capital reserve of $116,969 and unappropriated retained earnings of $2,222,414 as stock dividends which was approved under SFC Ruling (2000) Tai-Tsai-Cheng (1)No. 60239. After the issuance of stock dividends, the total paid-in capital was $31,581,671, consisted of 3,158,167,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

(2) On June 1, 2001, the stockholders at their meeting resolved to capitalize capital reserve of $63,163 and unappropriated retained earnings of $1,831,738 as stock dividends which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (1) No. 139435. After the issuance of stock dividends, the total paid-in capital will be $33,476,572, consisted of 3,347,657,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

17. Capital reserve

According to the ROC Company Law, capital reserve shall not be used except for making up losses of the company and shall not use the capital reserve to make up its losses unless the surplus reserve is insufficient for making up such losses. A company may, when it hasn't incurred losses, credit a part or the whole of capital reserve of the premiums on shares issued above their par value and earnings from gifts received to its capital by a resolution adopted at a meeting of shareholders and its limit must be applied to securities and exchange law.

18. Retained earnings

(1) In accordance with the ROC Company Law, 10% of annual earnings should be appropriated as a legal reserve until the accumulated legal reserve equals the total paid-in capital of the Company. The legal reserve shall not be used except for making up losses of the company. A company may, when it hasn't incurred losses, credit legal reserve to its capital by a resolution adopted at a meeting of shareholders and such legal reserve must have reached 50 percent of the amount of paid-in capital and only one-half of legal reserve may be applied.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve. The remaining net earnings can be distributed in accordance with a

resolution passed by a meeting of the board of directors and approved at the stockholders' meeting. Of the amount distributed by the Company, stockholders' bonuses 50% to 100% of the accumulated unappropriated retained earnings, 2% of the remaining earnings is fixed for directors' and supervisors' remuneration and not less than 0.2% is for employees' bonuses.

(3) As of March 31, 2002 and 2001, the balance of unappropriated earnings were as follows:

	March 31, 2002	March 31, 2001
(A) Unappropriated earnings before 1997	$ 485, 556	$ 1, 198, 179
(B) Unappropriated earnings since 1998		
A: 10% income tax unpaid balance	3, 012, 445	3, 385, 416
B: 10% income tax paid balance	1, 251	–
	$ 3, 499, 252	$ 4, 583, 595

The Company's net income for the three months ended March 31, 2002 and 2001 was $210,878 and $328,615, respectively. For the three months ended March 31, 2002 and 2001, the unappropriated earnings balance net of amount transferred to capital reserve for gains on disposal of assets was $210,878 and $327,312, respectively. As these amounts have not been approved by the shareholders they can not be distributed for dividends.

(4) As of March 31, 2002 and 2001, the imputation tax credit account balance amounted to $10,851 and $14,784, respectively. The Company distributed 2000 undistributed earnings as dividends in accordance with the resolution adopted at the stockholders' meeting based on the resolution on June 1, 2001, and the date of dividends distribution was August 9, 2001 adopted at the board of directors' meeting, and the creditable ratio was 14.94%. As of December 31, 2001, the estimated creditable ratio was 0.36%. The amount of deductible tax distributable by the Company to its shareholders shall be limited to an amount not exceeding the amount of the imputation tax credit account balance on the date of distribution of the dividends. Accordingly, the actual creditable ratio for the distribution of 2001 undistributed earnings will be based on the imputation tax credit account balance up to the date of distribution of the dividends.

(5) According to ROC SFC Ruling, the debit balance of $168,156 of stockholders' equity as of December 31, 2001, should be appropriated as special earnings reserve and not be distributed by the Company.
There special earnings reserve have not been approval by the respective shareholder's meetings.

19. Treasury stock

(1) As of March 31, 2002, the balance of treasury stock is as follows:

	Number of shares (in thousands)			
Reason for acquisition	Beginning	Increase	Decrease	Ending
Maintaining the Company's credit rating and stockholders' equity	5,671	–	–	5,671

(2) Under the Stock Exchange Law, treasury stock percentage may not exceed 10% of the shares issued. Total cost of treasury stock may not exceed the sum of the balance additional paid-in capital, retained earnings and realized capital reserve. As of March 31, 2002 and 2001, the total amount of treasury stock purchased by the Company amounted to $ 58,543 and $ –, respectively.

(3) In accordance with the Stock Exchange Law, treasruy stocks may not be pledged and may not exersise the stockholders rights before the stocks were transferred.

(4) According to the ROC securities Exchange Law, the treasury stock for maintaining credit rating of the Company and stockholders' equity should be retired within six months of acquisition.

(5) As of December 31, 2001, Kai Yu Investment Co., Ltd. and President International Development Corp., subsidiaries owned 60,665,000 and 72,370,000 shares, respectively, of the Company's common stock and with book value of $23.84 and $23.77, per share, respectively. In the period of three months ended March 31, 2002, Kai Yu investment Co., Ltd. and President International Development Corp. sold 6,195,000 and 50,000 shares of the Company's common stock, respectively, at the average price of $13.12 and $13.54 per share, respectively. As of March 31, 2002, Kai Yu Investment Co., Ltd. and President International Development Corp., had treasury stock with amount of $666,707 (54,470,000 shares) and $517,842 (72,320,000 shares), respectively. The market price of the Company's stock was $12.95 per share as of March 31, 2002.

20. Deferred income tax and income tax expenses (benefit)

(1) Adjustments for corporate income tax expenses (benefit) and income tax payable were as follows:

	2002		2001	
Corporate income tax expenses (benefit) before cumulative effect of changes in accounting principle	$ 28,137		($ 27,876)	
Income tax due to cumulative effect of changes in accounting principle	(2,603)		–	
Corporate income tax expenses (benefit)	25,534		(27,876)	
Net change amount for deferred income tax assets	(28,295)		28,017	
Prepaid income taxes	–		(141)	
Over provision of prior year's income taxes	2,761		–	
Unpaid income tax payable provision of last year	9,440		35,410	
Prepaid and income taxes withheld	(210)		(341)	
Income tax payable	$ 9,230	(Note 1)	$ 35,069	(Note 2)

(Note 1) Including income tax refund of $210 and income tax payable of $9,440.

(Note 2) Including income tax refund of $341 and income tax payable of $35,410.

(2) The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforwards and investments tax credits were as follows:

	March 31, 2002		March 31, 2001	
	Amount	Tax effect	Amount	Tax effect
Current items:				
Temporary differences				
Bad debt expense over limit	$ 110,545	$ 27,636	$ —	$ —
Unrealized inventory obsolescence loss	7,070	1,768	2,906	726
Expenses carried forward	19,961	4,990	24,012	6,003
Unrealized loss (gain) on foreign currency transactions	2,989	747	(30,614)	(7,653)
Investments tax credits	—	200,000	—	30,000
		$ 235,141		$ 29,076
Non- current items:				
Temporary differences				
Expenses carried forward	$ 22,259	$ 5,565	$ 28,659	$ 7,165
Depreciation expenses	(2,338,622)	(584,656)	(2,096,894)	(524,224)
Investments income	1,363,520	340,880	2,199,699	549,925
Pension cost	35,122	8,781	—	—
Loss carryforwards	1,741,989	435,497	549,433	137,358
Investments tax credits	—	290,894	—	428,050
Valuation allowance	—	(263,380)	—	(68,679)
		$ 233,581		$ 529,595

(3) As of March 31, 2002, the balance of unused tax credits from loss carryforwards was $435,497, which will expire between 2002 and 2006.

(4) As of March 31, 2002, unused investments tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure, expenditure on the development of international trademark and Y2K expenditure were $490,894, which will expire between 2003 and 2006.

(5) The Company's income tax returns for the year through 1999 have been assessed by the Tax Authority. As of April 22, 2002, there were no disputes existing between the Company and the Tax Authority.

21. Simple earnings per common share

	2002				
	Amount		Weighted average number of shares outstanding during	EPS	
	Before tax	After tax	year(shares in thousands)	Before tax	After tax
Net income	$ 236,412	$ 210,878	$ 3,209,733	$ 0.07	$ 0.07

	2001				
	Amount		Weighted average number of shares outstanding during	EPS	
	Before tax	After tax	year(shares in thousands)	Before tax	After tax
Net income	$ 300,739	$ 328,615	$ 3,347,657	$ 0.09	$ 0.10

Note 5. Related-party transactions

1. Related parties and their relationship with the Company

Name of related parties	Relationship with the Company
President International Trade and Investment Corp.	Subsidiary accounted by equity method
President Global Corp.	Subsidiary accounted by equity method
U-Chains Enterprises Corp.	Subsidiary accounted by equity method
Cayman President Holding Ltd.	Subsidiary accounted by equity method
Uni - President Dream Parks Corp.	Subsidiary accounted by equity method
President Baseball Team Corp.	Subsidiary accounted by equity method
President Digital Network Corp.	Subsidiary accounted by equity method
Nanlien International Corp.	Subsidiary accounted by equity method
President International Development Corp.	Subsidiary accounted by equity method
President Nisshin Corp.	Subsidiary accounted by equity method
President Kikkoman Inc.	Subsidiary accounted by equity method
President Chain Store Corp.	Subsidiary accounted by equity method
Ton Yi Industrial Corp.	Subsidiary accounted by equity method
Uni - President Oven Bakery Corp.	Subsidiary accounted by equity method
Presicarre Corp.	Subsidiary accounted by equity method
TTET Union Corp.	Subsidiary accounted by equity method
President Packaging Ind. Corp.	Subsidiary accounted by equity method
Qware Systems & Services Corp.	Subsidiary accounted by equity method
President Tokyo Corp.	Subsidiary accounted by equity method
Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method
Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method
Retail Support International Corp.	Subsidiary accounted by equity method
Prince Housing & Development Corp.	Common chairman
Uni-President Vender Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Hong Kong President Holdings Limited	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)
Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tung - Tse Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tun Hsiang Enterprises Corp.(Note 1)	A subsidiary of Nanlien International Corp. (accounted by equity method)
Ding-Tung Enterprises Corp.(Note 1)	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tone Chu Enterprises Corp.(Note 2)	A subsidiary of Nanlien International Corp. (accounted by equity method)

(Note 1):Tun Hsiang Enterprises Corp. and Ding-Tung Enterprises Corp. are no longer related parties due to the disposal of the equity investments in these companies by Kai Yu Investment Co., Ltd. in August, 2001.

(Note 2):The relationship with Tone Chu Enterprises Corp. was changed due to the disposal of the equity investments by the Company in August, 2001.

2. Transactions with related parties

(a) Purchases

	2002		2001	
	Amount	Percentage of net purchases	Amount	Percentage of net purchases
President Kikkoman Inc.	$ 206, 209	4%	$ 207, 202	5%
President Packaging Ind. Corp.	89, 512	2%	79, 416	2%
TTET Union Corp.	77, 590	2%	156, 870	4%
President Nisshin Corp.	71, 146	2%	51, 952	2%
Others (less than 10%)	68, 908	1%	155, 343	4%
	$ 513, 365	11%	$ 650, 783	17%

The terms of purchases and payments (due within one month) to the related parties were the same as for suppliers except for the following companies:

(1)TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due within 30 – 45 days.
(2)Ton Yi Industrial Corp. pays its accounts within 50 days.
(3)President Nisshin Corp. pays its accounts within 15 days.

(b) Sales

	2002		2001	
	Amount	Percentage of net sales	Amount	Percentage of net sales
Tung Ang Enterprises Corp.	$ 958, 391	14%	$ 124, 042	2%
Uni - President Cold - Chain Corp.	810, 461	11%	737, 642	10%
President Chain Store Corp.	466, 614	7%	459, 035	6%
Retail Support International Corp.	428, 189	6%	564, 325	7%
Others (less than 10%)	2, 301, 418	32%	2, 864, 834	38%
	$ 4, 965, 073	70%	$ 4, 749, 878	63%

The terms of collection period for the three months ended March 31, 2002 were two weeks after sales to third parties and one month by notes to related parties except that the collection period is 77 days for sales to Tone Chu Enterprises Corp. and Tun Hsiang Enterprises Corp; 56 days for sales to Retail Support International Corp; 20 days for sales to Ding-Tung Enterprises Corp; 10 days for sales to Tung Ang Enterprises Corp; Uni-President Cold-Chain Corp. close their accounts 40 days within the end of each

month, two months for sales to Presicarre Corp; 12 days to distributors such as U-Chains Enterprises Corp; President Global Corp. is due within 150 days by D/A. President Chain Store Corp. and Uni-President Vender Corp. close their accounts 20 days within the end of each month for the three months ended March 31, 2002. The terms of collection period to related parties for the three months ended March 31, 2001 was one month by notes except that Tone Chu Enterprises Corp. was two months' collection period and Uni-President Cold-Chain Corp.close their accounts 20 days within the end of each month. Except for the collection period mentioned above, other terms of sales were the same to related and third parties.

) Purchase of property, plant and equipment

	Item	2002	2001
Qware Systems & Services Corp.	Furniture and fixtures	$ 1,953	$ 20,778

The Company purchased above fixed assets from related parties at negotiated price.

d) Disposal of property, plant and equipment

	2002			2001		
	Selling price	Book value	Gain	Selling price	Book value	Gain
Uni-President Cold-Chain Corp.	$ 257,557	$ 255,748	$ 1,809	$ —	$ —	$ —
Uni-President Oven Bakery Corp.	—	—	—	96,816	96,816	—
President Vender Corp.	—	—	—	10,860	10,860	—
Others (less than 10%)	4	4	—	828	828	—
	$ 257,561	$ 255,752	$ 1,809	$ 108,504	$ 108,504	$ —

The Company sold fixed assets to related parties at negotiated price.

(e) Rental income

	The way of rental collection	2002	2001
Retail Support International Corp.	Monthly	$ 20,025	$ 26,702
Uni-Presidnet Cold-Chain Corp.	Monthly	10,741	16,579
Nanlien International Corp.	Monthly	7,703	7,858
President Kikkoman Inc.	Monthly	6,951	7,415
Others (less than 10%)	Monthly	6,588	7,925
		$ 52,008	$ 66,479

Rentals are charged based on the existing lease agreements at negotiated price.

(f) Other income

	2002	2001
Management and technical consultancy fees:		
Tung Ang Enterprises Corp.	$ 7,886	$ 3,707
Ztong Yee Industrial Co., Ltd.	6,300	6,300
Others (less than 10%)	36,224	63,934
	50,410	73,941
Other income:		
Tun Hsiang Enterprises Corp.	12,622	8,365
Tone Chu Enterprises Corp.	6,152	7,240
Others (less than 10%)	47,889	46,424
	66,663	62,029
	$ 117,073	$ 135,970

(g) Processing expenses

	2002	2001
TTET Union Corp.	$ 23,125	$ 23,981

(h) Other expenses

	2002	2001
Advertisement support expenses:		
Uni-President Dream Parks Corp.	$ 68, 392	$ 61, 462
President Baseball Team Corp.	16, 238	17, 900
President Digital Network Corp.	6, 871	13, 739
President Chain Store Corp.	2, 122	14, 926
Others (less than 10%)	4, 501	—
	98, 124	108, 027
Other expenses:		
Uni-President Cold-Chain Corp.	33, 981	73, 133
Kuan Chang Enterprises Corp.	19, 323	18, 979
Qware Systems & Services Corp.	13, 387	13, 643
Prestdent Tokyo Corp.	11, 656	9, 008
Others (less than 10%)	31, 234	20, 314
	109, 581	135, 077
	$ 207, 705	$ 243, 104

(i) Notes receivable

	March 31, 2002		March 31, 2001	
	Amount	Percentage	Amount	Percentage
President Chain Store Corp.	$ 77, 830	9%	$ —	—
Tung - Tse Corp.	21, 526	3%	23, 162	3%
President Nisshin Corp.	1, 320	—	4, 615	—
Others (less than 10%)	11, 758	1%	13, 768	2%
	$ 112, 434	13%	$ 41, 545	5%

(j) Accounts receivable

	March 31, 2002		March 31, 2001	
	Amount	Percentage	Amount	Percentage
Uni - President Cold - Chain Corp.	$ 539, 078	15%	$ 291, 222	9%
Tun Hsiang Enterprises Corp.	282, 192	8%	369, 630	11%
President Chain Store Corp.	181, 600	5%	257, 245	8%
Retail Support International Corp.	91, 675	2%	228, 796	7%
Others (less than 10%)	850, 408	23%	1, 059, 046	32%
	$ 1, 944, 953	53%	$2, 205, 939	67%

(k) Other receivables

	March 31, 2002		March 31, 2001	
	Amount	Percentage	Amount	Percentage
Uni-President Cold-Chain Corp.	$240, 701	42%	$ 814	—
Presicarre Corp.	80, 000	14%	—	—
Ztong Yee Enterprises Industrial Co., Ltd	31, 500	5%	31, 500	7%
President Kikkoman Inc.	12, 427	2%	10, 027	2%
Tun Hsiang Enterprises Corp.	3, 655	1%	10, 817	2%
Others (less than 10%)	44, 613	8%	34, 367	7%
	$412, 896	72%	$ 87, 525	18%

(l) Accounts payable

	March 31, 2002		March 31, 2001	
	Amount	Percentage	Amount	Percentage
President Kikkoman Inc.	$ 61, 461	4%	$ 64, 496	5%
President Packaging Ind. Corp.	40, 348	3%	41, 945	3%
TTET Union Corp.	36, 967	3%	54, 156	4%
Others (less than 10%)	53, 568	4%	56, 922	4%
	$192, 344	14%	$217, 519	16%

(m) Accrued expenses

	March 31, 2002		March 31, 2001	
	Amount	Percentage	Amount	Percentage
President Chain Store Corp.	$ 50, 605	4%	$ 39, 932	3%
Uni-President Cold-Chain Corp.	48, 255	4%	50, 880	3%
Uni-President Dream Parks Corp.	30, 732	3%	18, 044	1%
Retail Support International Corp.	18, 085	1%	38, 944	2%
Others (less than 10%)	153, 595	12%	154, 415	11%
	$301, 272	24%	$302, 215	20%

(n) Other payables

	March 31, 2002		March 31, 2001	
	Amount	Percentage	Amount	Percentage
Cayman President Holding Ltd.	$ 1,718	1%	$ 1,013	-
President International Trade and Investment Corp.	1,056	-	407	-
Qware System & Serrice Corp.	-	-	20,242	4%
Others (less than 10%)	84	-	320	-
	$ 2,858	1%	$ 21,982	4%

3. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties were as follows:

	March 31, 2002	March 31, 2001
Cayman President Holdings Ltd.	$15,132,879	$ 5,260,284
President International Development Corp.	2,800,000	1,900,000
Hong Kong President Holdings Limited	588,916	5,150,169
Others (less than 10%)	9,132,534	9,376,650
	$27,654,329	$21,687,103

(2) On August 24, 1998, the Company and seven other companies (including the Prince Housing Development Corp.) jointly a purchased parcel of land (located Shin-Yi District Let No.6) with area of 9,643 m^2 from the Ministry of National Defense. The Company shared 20% ownership of the land. According to the "PEC National Building Construction Construct" dated November 6, 1998, the Company will contribute 20% of the capital in cash and share the obligation and right accordingly.

(3) In July, 2000, President Chain Store Corp. signed a perpetual technical cooperation contract (the Contract) with the Southland Corporation. Under the terms of the Contract the Company agrees that:

(A) The Company guarantees that President Chain Store Corp. will fulfil all payments or other obligation to Southland Corporation due under the Contract.

(B) Without the written approval of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

(C) The Company should maintain no less than 45% ownership of President Chain Store Corp.In May 2001, the minimal owunership was revised to 40%.

Note 6. PLEDGED ASSETS

As of March 31, 2002 and 2001 the pledged assets were as follows:

	Usage	March 31, 2002	March 31, 2001
Land	Revolving credit facility	$ 1, 175, 263	$ 1, 168, 217
Buildings-net	Revolving credit facility	442, 496	476, 207
Machinery and equipment-net	Revolving credit facility	157	320
		$ 1, 617, 916	$ 1, 644, 744

Note 7. CONTINGENT LIABILITIES AND COMMITMENTS

1. As of March 31, 2002 and 2001, the remaining balance due for construction in progress and advance to suppliers were as follows:

	March 31, 2002	March 31, 2001
Construction in progress	$ 926, 710	$ 769, 617
Advance to suppliers	231, 115	562, 518
	$ 1, 157, 825	$ 1, 332, 135

2. As of March 31, 2002, and 2001, total letters of credit outstanding were $715,359 and $1,088,191, respectively.

3. In September 1998, the Company borrowed $4,300,000 under a 5-year term loan agreement from September 25, 1998 to September 25, 2003, with ABN AMRO Bank N.V. Taipei Branch as the head bank. Under the terms of the loan agreement the Company agrees that:

   (1) To ensure that, current ratio computed from year-end non-consolidated audited financial statements shall not be less than 75%.
   (2) To ensure that, ratio of stockholders' equity to total assets computed from year-end non-consolidated audited financial statements shall not be less than 40%.
   (3) To ensure that, the year-end non-consolidated audited total tangible stockholders' equity shall not be less than $15,000,000.
   (4) To ensure that, interest coverage ratio computed from year-end non-consolidated audited financial statements shall not be less than two hundred and sixty percentage.
   (5) To ensure that, the year-end consolidated tangible stockholders' equity, less any treasury stocks shall not be less than $20,000,000.

(6) To ensure that, the year-end consolidated total contingent liabilities shall be less than the tangible stockholders' equity.

4. In November 1999, the Company borrowed $800,000 from China Development Industrial Bank with under a 3-year term loan agreement from November 15, 1999 to November 15, 2002. In December 2001, the terms of the loan agreement was changed from November 15, 2001 to November 15, 2004. Under the terms of the loan agreement the Company agress that:

(1) To ensure that, current ratio shall be above 70%.
(2) To ensure that, debit ratio shall be below 150%.
(3) To ensure that, if the ratio mentioned above do not meet the requirements, the Company should improve it within six months.

5. In August 2000, the Company signed a $6,000,000 a 5–year syndicated credit facilities from October 5, 2000 to October 5, 2005 led by Taiwan Industrial Bank, United World Chinese Commercial Bank and Taiwan Land Bank. Under the terms of the loan agreement the Company agrees that:
(1) The current ratio shall be above 70%.
(2) To ensure the debt ratio shall be below 100%.
(3) To ensure the ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.
(4) Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall have the consent in writing from bank syndication.

6. In June 2001, the Company signed a $6,000,000 5-year syndicated credit facilities, including Bankers' acceptances and Unsecured bank loans from June 28, 2001 to June 28, 2006 led by International Commercial Bank of China and Chiao Tung Bank. Under the terms of the loan agreement, the Company agrees that：
(1) The current ratio shall be above 80%.
(2) The debt ratio shall be below 100% from 2000, retroactively.
(3) If the ratio mentioned above do not meet the requirements, the Company should improve it before the June 30 of the next year.
(4) To ensure that, any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization shall be notified to the management bank. The lead bank may call a meeting of the leaders to discuss above events as needed.

7. As approved by the shareholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDSs, have the same rights and responsibilities as those of holders of common shares. Under current ROC law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(1) Exercise of voting rights

Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(2) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(3) Dividends

The holders of the GDSs have the same right to receive the dividends as that of registered common shares.

Note 8. SIGNIFICANT LOSS OF NATURAL DISASTER AND LOSS: None.

Note 9. SIGNIFICANT SUBSEQUENT EVENT: None.

Note 10. OTHER:

1.INFORMATION OF DERIVATIVE FINANCIAL INSTRUMENTS

(1) The information of the forward foreign exchange contract for the three months ended March 31, 2002 was disclosed as follows (units in the thousands of currencies indicated)：

A. Contract amount or notional principals amount

Advance Purchase Forward Foreign Exchange Contract： USD$ 8,000

B. Nature and terms of derivatives financial instruments：

(a) Transaction terms：

The Company agreed to purchase USD$ 8,000 at the exchange rate (within 35.0470 and 35.1035) with banks at a future date.

(b) Credit risk：

As the counterparts are banks with good credit ratings, the credit risk is minimal.

(c) Market risk：

The Company had signed forward foreign exchange contract with banks, there was no other market risk except for the gain or loss from the difference between the exchange rates at sign date and settlement date.

(d) Liquidity risk

The Company has agreed to purchase USD$ 8,000 at a fixed rate, there would be no liquidity risk.

(e) The amount, timing and uncertainty of future cash flow：

The Company had agreed to purchase USD$ 8,000 by the agreed exchange at future specific date. And due to the certainty of the exchange rate and settlement date under the contract, the amount, timing and future cash flow has no uncertainty.

C. The objectives of holding derivative financial instruments

The Company engages in forward foreign exchange contract to hedge the risks from fluctuation of exchange rates of identifiable foreign currency.

D. Net gain or loss of the transaction and it's commitment representation：

As of March 31, 2002, total premium of the forward exchange contract was $63, which will be reflected in the active transaction.

E. Fair value of the derivative financial instruments

	Amount
Forward exchange contract payable	($ 280,617)
Forward exchange contract receivable	280,680
	63
Premium on forward exchange contract	(63)
Net of forward exchange contract payable (listed on books as other payables)	$ –

(2) As of March 31, 2001, the Company had no derivative financial instruments transactions.

(2) FAIR VALUE OF NON–DERIVATIVE FINANCIAL INSTRUMENTS

	March 31, 2002		March 31, 2001	
	Book value	Fair value	Book value	Fair value
Financial assets				
Financial assets of the same book and fair value	$ 4, 961, 531	$ 4, 961, 531	$ 4, 666, 886	$ 4, 666, 886
Short - term investments	2, 725, 427	2, 725, 817	—	—
Long - term investments	45, 183, 108	55, 960, 713	46, 775, 371	63, 751, 680
Guaranteed deposits	86, 341	86, 341	96, 027	96, 027
Long - term receivables	37, 978	37, 978	43, 706	43, 706
Financial liabilities				
Financial liabilities of the same book and fair value	6, 777, 744	6, 779, 744	6, 281, 535	6, 281, 535
Long - term loans	21, 828, 844	21, 828, 844	21, 946, 716	21, 946, 716
Long - term payables	174, 997	174, 997	187, 247	187, 247
Provision for retirements plan	517, 554	1, 316, 653	63, 336	748, 013
Customers' deposits	73, 289	73, 289	90, 582	90, 582

(1) The due dates of short-term financial instruments are near the balance sheet date. Accordingly, the fair value of short-term financial instruments are estimated based on the amount at the balance sheet which include the accounts of cash equivalent, notes and accounts receivable, other receivables, short-term loans, commercial papers payable, notes and accounts payable, income tax payable, accrued expenses, other payables and current portion of long–term liabilities.

(2) Short-term investments:

The fair value of mutual funds are estimated based on the net worth at balance sheet date.

(3) The fair value of long-term investments are based on the market value. The fair value of which without any market value are based on the net equities of the investee companies. However, due to the difficulties of getting the information of long-term investments, the fair value of long-term investments are based on the fair value as of December 31, 2001 and 2000, respectively.

(4) The fair value of guaranteed deposits and long–term receivables is based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of one year time deposit in the post office as of March 31, 2002 and 2001, respectively.

(5) The fair value of long-term loans, long-term payables and customers' deposits is based on the discounted value of expected future cash inflow and the discount rate is based on the rate of similiar long-term loans as of March 31, 2002 and 2001, respectively.

(6) The fair value of provision for retirement plan is measured according to the funding status presented on the actuarial report measured at November 30, 2001 and 2000 and adjusted for net pension cost, provision and payment of pension fund occurred during the three months period endend March 31, 2002 and 2001.

(3) PRESENTATION OF FINANCIAL STATEMENT:

Certain accounts of the financial statements of the three months ended March 31, 2001 have been reclassified to conform with the presentation adopted for the three months ended March 31, 2002.

11. Additional Disclosures Information

nificant Transactions Information (For the three months ended March 31, 2002)

Financing activities with any one company or person (Units in thousands of currencies indicated)

Name	Name of counterparty	Account	Maximum balance during the period	Balance at March 31, 2002	Interest rate	Nature of financing activity (Note 3)	Total transcation volume	Reason for short-term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Loan limit per entity	Maximum amount available for loan
President International Trade and Investment Corp.	Hong Kong President Holdings Ltd.	Other receivables	US$ 2	US$ —	—	2	$ —	Business turn	—	—	$ —	US$ 80,000	US$ 100,000 (Note 1)
President Global Corp.	President East Co.	Notes receivable	US 205	US 205	6.00%	1	US 192 (sales)	Business turn	—	—	—	US 3,000	US 4,000 (Note 1)
	Tungpec. Inc.	Notes receivable	US 40	US 40	—	1	US 66 (sales)	Business turn	—	—	—	US 3,000	US 4,000 (Note 1)
Cayman President Holding Ltd.	Prospect Top Develop-ment Ltd.	Receivable-related party	US 7,326	US 7,326	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)
President Asian Enterprises Inc.	The Torgan Group	Other receivables	CAN 6,285	CAN 6,285	7.06%	2	—	Investment loan	—	Land, House and Building second Mortgage	CAN 14,810	CAN 10,000	CAN 20,000 (Note 1)
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Other receivables	212,150	212,150	—	1	782,405 (sales)	Business turn	—	—	—	4,109,886	8,219,772 (Note 2)
Nella Ltd.	Prospect Top Develop-ment Ltd.	Other receivables	115,379	115,379	—	2	—	Investment loan	22,871	—	—	200,000	300,000 (Note 1)
Cayman Nanlien Holdings Ltd.	Nella Ltd.	Other receivables	102,556	98,518	—	2	—	Business turn	—	—	—	200,000	300,000 (Note 1)
President International Investment (BVI) Holdings Ltd.	Hong Kong Xinang Lu Industrial Ltd.	Other receivables -related party	US 8,509	US 8,509	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)

er	Name	Name of counterparty	Account	Maximum balance during the period	Balance at March 31, 2002	Interest rate	Nature of financing activity (Note 3)	Total transcation volume	Reason for short-term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Loan limit per entity	Maximum amount available for loan
	Cayman Ton Yi Industrial Holdings Ltd.	Hong Kong Ton Yi Industrial Holdings Ltd.	Other receivables	US$ 5,437	US$ 5,124	—	1、2	US$ 1,537 (sales)	Business turn	—	—	$ —	$ 4,109,886	$ 8,219,772 (Note 2)
		Chengdu Ton Yi Industrial Packaging Corp.	Other receivables	US 1,641	US 1,627	—	1、2	US 12 (sales)	Business turn	—	—	—	4,109,886	8,219,772 (Note 2)
	Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US —	—	1、2	—	Business turn	—	—	—	4,109,886	8,219,772 (Note 2)
	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 6,465 仟元	US —	—	1、2	—	Business turn	—	—	—	4,109,886	8,219,772 (Note 2)

e 1) In accordance with the regulations "Financing activities with any one company or person", the loan reguires the board of directors' approval and should be reported at the stockholders' meeting.

e 2) The maxium amount available for loan of Ton Yi Industrial Corp. and its subsidiaries is 50% of its net worth, while the maxium amount for any one entity is 25%.

e 3) The following code represents the character of financing activities with others:

1. Trading partner.

2. Short-term financing.

he Company provided the following endorsement and guarantee to third parties (Units in thousands of currencies indicated):

:r	Endorser	Endorsee								
	Name of endorsers	Name of endorsees	Relationship with the Company	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 3/31/2002	secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
	Uni- President Enterprises Corp.	Cayman President Holdings Ltd.	2	$ 16, 531, 041	$ 15, 132, 879	$ 15, 132, 879	$ —	36. 62%	$ 28, 929, 322	(Note 1)
		President International Development Corp.	2	16, 531, 041	2, 800, 000	2, 800, 000	—	6. 78%	28, 929, 322	(Note 1)
		Kai Yu Investment (BVI) Co., Ltd.	3	16, 531, 041	2, 108, 791	2, 100, 648	—	5. 08%	28, 929, 322	(Note 1)
		President International Investment (BVI) Holdings Ltd.	3	16, 531, 041	1, 429, 552	1, 429, 552	—	3. 46%	28, 929, 322	(Note 1)
		Kai Yu Investment Co., Ltd.	2	16, 531, 041	1, 260, 000	1, 260, 000	—	3. 05%	28, 929, 322	(Note 1)
		President Asian Enterprise Inc.	3	16, 531, 041	805, 096	805, 096	—	1. 95%	28, 929, 322	(Note 1)
		Tone Sang Construction Corp.	2	16, 531, 041	780, 000	780, 000	—	1. 89%	28, 929, 322	(Note 1)
		Hong Kong President Holdings Ltd.	3	16, 531, 041	588, 916	588, 916	—	1. 42%	28, 929, 322	(Note 1)
		Uni-Splendor Corp.	6	16, 531, 041	432, 500	432, 500	—	1. 05%	28, 929, 322	(Note 1)
		Uni-President (Thailand) Co., Ltd.	3	16, 531, 041	450, 060	398, 900	—	0. 97%	28, 929, 322	(Note 1)
		Uni-President (USA), Inc.	3	16, 531, 041	311, 500	311, 500	—	0. 75%	28, 929, 322	(Note 1)
		Zotng Yee Industrial Co., Ltd.	6	16, 531, 041	310, 000	310, 000	—	0. 75%	28, 929, 322	(Note 1)
		Century Quick Service Restaurant Corp.	3	16, 531, 041	250, 000	250, 000	—	0. 60%	28, 929, 322	(Note 1)
		President Pharmaceutical Corp.	2	16, 531, 041	210, 000	210, 000	—	0. 51%	28, 929, 322	(Note 1)

er	Endorser: Name of endorsers	Endorsee: Name of endorsees	Relationship with the Company	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 3/31/2002	secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
		President International Trade and Investment Corp.	2	$ 16,531,041	$ 224,134	$ 190,890	$ —	0.46%	$ 28,929,322	(Note 1)
		Uni-President Glass Industrial Co., Ltd.	2	16,531,041	130,000	130,000	—	0.31%	28,929,322	(Note 1)
		President Packaging Ind. Corp.	1	16,531,041	130,280	118,841	—	0.29%	28,929,322	(Note 1)
		Kaohsiung Rapid Transit Corp.	6	16,531,041	100,000	100,000	—	0.24%	28,929,322	(Note 1)
		Presitex Co., Ltd.	3	16,531,041	150,119	96,925	—	0.23%	28,929,322	(Note 1)
		Uni-President Vietnam Co., Ltd.	3	16,531,041	88,602	88,602	—	0.21%	28,929,322	(Note 1)
		President Entertainment Corp.	2	16,531,041	50,000	50,000	—	0.12%	28,929,322	(Note 1)
		President Global Corp.	2	16,531,041	35,080	35,080	—	0.08%	28,929,322	(Note 1)
		President Baseball Team Corp.	2	16,531,041	34,000	34,000	—	0.08%	28,929,322	(Note 1)
	President International Trade and Investment Corp.	Tianjing President International Food Co., Ltd.	2	US 18,847	US 2,802	US 1,847	—	4.81%	US 37,694	(Note 2)
	Kai Yu Investment Co., Ltd.	Uni-president Enterprises Corp.	4	100,000	2,000	2,000	—	0.28%	500,000	(Note 3)
	President Global Corp.	Ameripec. Inc.	3	US 2,859	US 835	US 632	—	5.63%	US 4,764	(Note 4)
	Cayman President Holdings Ltd.	PT ABC President Enterprises Indonesia	6	US 20,000	US 2,750	US 2,750	—	19.23%	US 100,000	(Note 5)
		Xingiang President Enterprises Food Co., Ltd.	3	US 20,000	US 1,610	US 1,000	—	6.99%	US 100,000	(Note 5)
		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 380	US 380	—	2.66%	US 100,000	(Note 5)

er	Endorser: Name of endorsers	Endorsee: Name of endorsees	Relationship with the Company	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 3/31/2002	secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
	Nanlien International Corp.	Nella Ltd.	3	$ 500,000	$ 57,110	$ 44,640	$ —	3.49%	$ 1,000,000	(Note 6)
		Wei Lian Enterprises Corp.	3	500,000	7,250	7,250	—	0.57%	1,000,000	(Note 6)
		Hua Zuo Corp.	3	500,000	4,800	3,960	—	0.31%	1,000,000	(Note 6)
		Uni-president Enterprises Corp.	4	500,000	2,000	2,000	—	0.16%	1,000,000	(Note 6)
		Chyuan Jye Corp.	1	500,000	1,200	1,200	—	0.09%	1,000,000	(Note 6)
		Cheng Miao Co., Ltd.	1	500,000	1,368	1,008	—	0.08%	1,000,000	(Note 6)
		Jui Lai Enterprises Corp.	1	500,000	600	600	—	0.05%	1,000,000	(Note 6)
		Lien Lu Enterprises Corp.	3	500,000	6,000	—	—	—	1,000,000	(Note 6)
		Tung Lien Enterprises Corp.	3	500,000	800	—	—	—	1,000,000	(Note 6)
		Liang Tung Enterprises Corp.	1	500,000	315	—	—	—	1,000,000	(Note 6)
	President International Development Corp.	Kaohsiung Repaid Transit Corp.	6	697,976	100,000	100,000	—	0.72%	2,791,902	(Note 7)
	President Chain Store Corp.	Mech-President Co., Ltd.	3	2,073,636	770,000	770,000	—	7.43%	5,184,089	(Note 8)
		President Transnet Corp.	3	2,073,636	280,000	280,000	—	2.70%	5,184,089	(Note 8)
		President Drugstore Business Corp.	3	2,073,636	270,000	270,000	—	2.60%	5,184,089	(Note 8)
		President Packaging Ind. Corp.	6	2,073,636	134,495	123,677	—	1.19%	5,184,089	(Note 8)
		Kaohsiung Repaid Transit Corp.	6	2,073,636	100,000	100,000	—	0.96%	5,184,089	(Note 8)
		President Chain Store (BVI) Holdings Ltd.	3	2,073,636	US 3,500	US 3,500	—	1.18%	5,184,089	(Note 8)
	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	3	11,507,681	US 270,464	US 267,767	—	56.80%	11,507,681	(Note 9)
		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,507,681	US 38,339	US 34,560	—	7.33%	11,507,681	(Note 9)

ber	Endorser: Name of endorsers	Endorsee: Name of endorsees	Endorsee: Relationship with the Company	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 3/31/2002	secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
8		Fujian Ton Yi Tinplate Co., Ltd.	3	$ 11,507,681	US$ 33,200	US$ 33,200	$ —	7.04%	$ 11,507,681	(Note 9)
8		Wuxi Ton Yi Industrial Packaging Corp.	3	11,507,681	US 20,300	US 20,300	—	4.31%	11,507,681	(Note 9)
8		Chengdu Ton Yi Industrial Packaging Corp.	3	11,507,681	US 7,000	US 6,150	—	1.30%	11,507,681	(Note 9)
9	Kai Yu (BVI) Investment Co., Ltd.	Shanghai President Coffee Co., Ltd.	3	US 7,504	US 3,150	US 3,150	—	20.99%	US 15,009	(Note 10)
0	President Hotel Inc.	President Asian Enterprises Inc.	3	CAN 20,000	CAN 18,000	CAN 18,000	—	—	CAN 40,000	(Note 11)
1	President Chain Store (BVI) Holdings Co., Ltd	Shanghai President Coffee Co., Ltd.	6	US 6,815	US 3,500	US 3,500	—	10.27%	US 17,037	(Note 12)
2	Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	3	11,507,681	US 68,594	US 68,594	—	(Note 13)	11,507,681	(Note 13)
		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,507,681	US 48,383	US 48,383	—	(Note 13)	11,507,681	(Note 13)
13	Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Corp.	3	11,507,681	US 2,416	US 2,416	—	(Note 13)	11,507,681	(Note 13)
14	President Enterprises (China) Investment Co., Ltd	Hefei President Enterprises Co., Ltd.	3	RMB 654,600	RMB 23,000	RMB 6,500	—	0.30%	RMB 1,309,200	(Note 14)
15	Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 79,580	RMB 33,000	RMB 30,000	—	7.54%	RMB 238,750	(Note 15)
15		Shenyang President Enterprises Co., Ltd.	3	RMB 79,580	RMB 10,000	RMB 10,000	—	2.51%	RMB 238,750	(Note 15)
15		Xinjiang President Enterprises Food Co., Ltd.	3	RMB 79,580	RMB 8,000	RMB 2,000	—	0.50%	RMB 238,750	(Note 15)
15		Zhanhjiangang President Nisshin Food Co., Ltd.	3	RMB 79,580	RMB 5,000	—	—	—	RMB 238,750	(Note 15)

ber	Endorser: Name of endorsers	Endorsee: Name of endorsees	Relationship with the Company	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 3/31/2002	secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
6	Wuhan President Enterprises Food Co., Ltd.	Shenyang President Enterprises Co., Ltd.	3	RMB$ 61,154	RMB$ 15,000	RMB$ 15,000	—	4.91%	RMB$ 183,460	(Note 15)
6		Nanchang President Enterprises Co., Ltd.	3	RMB 61,154	RMB 12,000	RMB 10,000	—	3.27%	RMB 183,460	(Note 15)
17	Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises Co., Ltd.	3	RMB 35,663	RMB 25,000	25,000	—	14.02%	RMB 106,990	(Note 15)
17		Beijing President Enterprises Drinks Co., Ltd.	3	RMB 35,663	RMB 18,000	—	—	—	RMB 106,990	(Note 15)

ote 1) The total amount of transations of endorsement equal to 70% of the Company's net worth, and the limit of transations of endorsement for any single entity is 40% of the Company's net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

ote 2) The total amount of transations of endorsement equal to 100% of the its net worth for President International Trade and Investment Corp. and the limit of transations of endorsement for any single entity is 50% of the their net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

ote 3) The total amount of transations of endorsement for Kai Yu Investment Co., Ltd. is $500,000, and the limit of transations of endorsement for any single entity is $100,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

ote 4) The total amount of transations of endorsement equal to 50% of the its net worth for President Global Corp. and the limit of transations of endorsement for any single entity is 30% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 5) As for Cayman President Holdings Ltd. the total amount of transations of endorsement are US$100,000 and the limit of transations of endorsement for any single entity are US$20,000, and all of related businesses are to be submitted to stockholders' meeting for reference.

(Note 6) The total amount of transations of endorsement for Nanlien International Corp. Ltd. is $1,000,000, and the limit of transations of endorsement for any single entity is $500,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 7) The total amount of transations of endorsement equal to 20% of the its net worth for President International Development Corp., and the limit of transations of endorsement for any single eutity is 5% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 8) The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store Corp. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 9) The total amount of transations of endorsement equal to 70% of the its net worth for Ton Yi Industrial Corp. and the limit of transations of endorsement for any signle entity is 70% of the its net worth.

(Note10) The total amount of transations of endorsement equal to 100% of the its net worth for Kai Yu Investment (BVI) Co., Ltd. and the limit of transaction of endorement for any signle entity is 50% of net worth, and all of the related businesses are to be submitted to stockholder' meeting for reference.

(Note11) The total amount of transations of endorsement for President Hotel Inc. is CAN$40,000, and the limit of transations, of endorsement for any single entity is CAN$20,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note12) The total amount of transations of endorsements equal to 50% of the its net worth for President Chain Store (BVI) Holdings Ltd. and the limit of transation of endorsement for any signle entity is 20% of its net worth, and alll of the related business are to be submitted to stockhokders'meeting for reference.

(Note13) All endorsements issued by Cayman Ton Yi Industrial Holdings Ltd. for its mainland-subsidiaries are guaranteed by Ton Yi Industrial Corp. All endorsements are implemented based on the endorsement rules of Ton Yi Industrial Corp.

(Note14) The limit of transations of endorsement equal to 60% of its enrolled capital for President Enterprises (Chain) Investmetn Co., Ltd. and the limit of transations of endorsment for any single entity is 30% of its enrolled capital.

(Note15) As for any subsidiary of President Enterprises (China) Co., Ltd, the highest amount of transations of endorsement equal to 60% of net worth, and the limit of transactions of endoraement for single entity is 20% of net worth.

(Note16) The following code represents the relationship with the Company:

1. Trading partner.
2. Majority owned subsidiary.
3. A majority owned subsidiary of the Company and its group companies.
4. A company with its subsidiary with majority ownership of the Company.
6. Share of guarantee by shareholders in direct proportion of the equity holdings.

(3) The ending balance of securities held as of March 31, 2002 were summarized as follows (Units in thousands of currencies indicated):

					March 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni- President Enterprises Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short-term investments	768	$ 2,731,578	—	$ 2,725,817	—
	Stock	President International Trade and Investment Corp.	Subsidiary accounted by equity method	Long-term investments	12	1,570,869	100.00%	1,329,499	—
	Stock	Kai Nan Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	60,000	405,224	100.00%	562,800	—
	Stock	Uni-President Glass Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36,000	391,746	100.00%	284,040	—
	Stock	President Global Corp.	Subsidiary accounted by equity method	Long-term investments	500	306,485	100.00%	322,445	—
	Stock	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Long-term investments	19,800	240,715	100.00%	204,732	—
	Stock	Cayman President Holdings Ltd.	Subsidiary accounted by equity method	Long-term investments	100,060	220,010	100.00%	436,262	—
	Stock	Nanlien International Corp.	Subsidiary accounted by equity method	Long-term investments	99,999	1,046,581	99.99%	1,280,992	—
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	63,966	813,528	61.80%	816,211	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	877,500	7,493,999	58.50%	8,151,975	—
	Stock	President Nisshin Corp.	Subsidiary accounted by equity method	Long-term investments	6,120	120,604	51.00%	115,117	—
	Stock	Tong-Jeng Develogment Corp.	Subsidiary accounted by equity method	Long-term investments	150,000	1,405,121	50.00%	1,408,500	—
	Stock	President Kikkoman Inc.	Subsidiary accounted by equity method	Long-term investments	6,000	145,303	50.00%	139,440	—
	Stock	President Chain Store Corp.	Subsidiary accounted by equity method	Long-term investments	309,287	6,729,579	44.59%	19,963,527	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Long-term investments	665,148	7,214,077	43.34%	3,458,104	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	32, 715	$ 233, 066	37. 78%	$ 359, 865	—
	Stock	Eagle Cold Storage Enterprise Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	40, 887	486, 211	37. 36%	388, 015	—
	Stock	Mospec Semiconductor Corp.	Subsidiary accounted by equity method	Long-term investments	24, 769	275, 207	32. 11%	630, 084	—
	Stock	Presicarre Corp.	Subsidiary accounted by equity method	Long-term investments	87, 561	2, 365, 272	30. 50%	2, 213, 540	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	44, 535	625, 808	29. 51%	752, 202	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	287, 633	4, 184, 239	25. 50%	4, 619, 382	—
	Stock	Qware Systems & Services Corp.	Subsidiary accounted by equity method	Long-term investments	13, 475	146, 912	24. 76%	146, 603	—
	Stock	Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	18, 042	212, 109	20. 00%	204, 962	—
	Stock	Scino Pharm Taiwan Ltd.	Subsidiary accounted by equity method	Long-term investments	65, 074	678, 164	17. 59%	266, 152	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	209, 249	2, 326, 707	10. 36%	2, 328, 941	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	20, 206	198, 461	10. 10%	56, 780	—
	Stock	Grand Bills Finance Corp.	—	Long-term investments	78, 219	691, 085	14. 46%	971, 480	—
	Stock	Prince Housing Development Corp.	Director	Long-term investments	87, 214	747, 877	9. 46%	293, 128	—
	Stock	Sino- Aerospace Investment Corp.	Director	Long-term investments	21, 000	210, 000	8. 19%	18, 480	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	14, 437	145, 360	7. 22%	82, 291	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10, 000	100, 000	6. 67%	101, 100	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Long-term investments	80, 034	$ 713, 302	4. 99%	$ 561, 116	—
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	Long-term investments	126, 800	1, 268, 000	2. 67%	1, 255, 320	—
	Stock	CDIB & Partners Investment Holding Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	27, 000	250, 000	2. 48%	263, 790	—
	Stock	Kaohsiung Rapid Transit Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	20, 000	203, 714	2. 46%	210, 000	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13, 142	115, 664	1. 75%	141, 009	—
	Stock	Kai Yu Investment Co., Ltd. etc.	Subidiary accounted by equity method etc.	Long-term investments	—	900, 636	0. 27%~ 100. 00%	1, 622, 831	—
President International Trade and Investment Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	270	US 27, 392	—	US 27, 403	—
	Stock	Uni- President (USA) Inc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	150	US 9, 599	100. 00%	US 9, 597	—
	Stock	Shanghai President International Foods Co., Ltd. etc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method) etc.	Long-term investments	—	US 4, 217	100. 00%	US 4, 036	—
Kai Yu Investment Co., Ltd.	Beneficiary Certificates	Phoenis Bond Fund ect.	—	Short- term investments	—	42, 600	—	42, 597	—
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	54, 470	1, 298, 475	—	705, 217	(1)

					March 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Short- term investments	19, 433	$ 330, 717	—	$ 136, 242	(2)
	Stock	Walsin Linwa Corporation.	—	Short- term investments	8, 125	171, 167	—	75, 944	—
	Stock	Prince Housing Development Corp. ect.	Director etc.	Short- term investments	—	137, 966	—	49, 284	—
	Stock	Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	32, 478	747, 574	100. 00%	19, 674	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	7, 582	107, 149	5. 00%	128, 057	—
	Stock	Ton Yi Industial Corp.	Subsidiary accounted by equity method	Long-term investments	24, 452	134, 785	2. 00%	127, 128	(3)
	Stock	Century Quick Service Restaurant Corp. ect.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	69, 051	60. 00% ~100. 00%	(10, 350)	—
Kai Nan Investment Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	117	1, 450	—	1, 515	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	29, 109	570, 119	2. 58%	420, 622	—
Uni-President Glass Industrial Co., Ltd.	Beneficiary Certificates	Yuanda Duo Li II Fund	—	Short- term investments	524	7, 000	—	7, 022	—
President Global Corp.	Stock	Ameripec Inc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	3	US 3, 951	100. 00%	US 3, 951	—
	Stock	GBC Bank Corp.	—	Long-term investments	118	US 3, 483	—	US 3, 483	—
	Stock	President East Co., etc.	A subsidary of President Global Corp. (accounted by equity method)	Long-term investments	—	US 890	20. 00% ~50. 00%	US 890	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
Cayman President Holdings Ltd.	Beneficiary Certificates	ABN Equity Certificates	—	Short- term investments	19,107	US$	35,158	—	US$	35,738	—
	Beneficiary Certificates	Genesis Special Growth Fund	—	Short- term investments	2	US	23,974	—	US	23,494	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short- term investments	183	US	18,734	—	US	19,332	—
	Stock	President Enterprises (China) Investment Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	242,216	100.00%	US	276,013	—
	Stock	Uni-President (Vietnam) Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	23,694	100.00%	US	23,530	—
	Stock	Hong Kong President Holdings Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	80,000	(US	5,862)	100.00%	(US	16,072)	—
	Stock	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	9,330	60.00%	US	9,333	—
	Stock	Cargill Holdings President Pte. Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	4,573	50.00%	US	4,833	—
	Stock	PT ABC President Enterprises Indonesia	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	6,524	US	5,989	47.41%	US	5,425	—
	Stock	Queen Holding (BVI) Limited	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	5	US	14,849	45.40%	US	14,838	—

					March 31, 2002						
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	PPG Investment Inc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	4, 630	45. 40%	US$	4, 798	—
	Stock	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	10, 834	45. 00%	US	10, 605	—
	Stock	Jiafu (Tianjin) International Trading Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	6, 030	45. 00%	US	6, 030	—
	Stock	Guangzhou President Supermarket Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	3, 760	45. 00%	US	3, 760	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	23, 588	30. 00%	US	23, 518	—
	Stock	President Energy Development (Cayman Island) Ltd.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10, 200	US	9, 101	25. 50%	US	9, 139	—
	Stock	Asia Corporate Partners Fund Ltd.	—	Long-term investments	—	US	3, 594	3. 23%	US	3, 581	—
	Stock	Uni-President International (HK) Co., Ltd. Etc.	A subsidary of Cayman President Holdings Ltd. (accounted by equity method) etc.	Long-term iInvestments	—	US	7, 898	0. 01%~ 100. 00%	US	4, 200	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002				Note
					Number of shares (in thousands)	Book value	Percentage of ownership	Market value	
President Digital Network Corp.	Beneficiary Certificates	Bond Fund etc.	—	Short- term investments	—	$ 3, 388	—	$ 3, 567	—
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1, 000	—	1, 339	—
	Stock	Highland Development Co., Ltd.	The subsidary of Ton Sang Construction Corp. is its director	Long-term investments	9, 500	95, 000	19. 96%	60, 800	—
Nanlien International Corp.	Stock	Ton Yi Industrial Corp. etc.	Subsidiary accounted by equity method. etc.	Short- term investments	—	96, 428	—	34, 135	—
	Stock	Cayman Nanlien Holdings Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Long-term investments	4, 010	110, 887	100. 00%	110, 887	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method.	Long-term investments	4, 000	155, 911	20. 00%	64, 280	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method.	Long-term investments	10, 000	102, 800	0. 67%	92, 900	—
	Stock	Union Chinese Corp. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	—	1, 006, 253	2. 50%~ 100. 00%	1, 006, 253	—
President Natural Industrial Corp.	Stock	President Organics Co., Ltd. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	9, 225	2. 00%~ 20. 00%	9, 788	—
President Pharmaceutial Corp.	Stock	President Information Corp.	Subsidiary accounted by equity method etc.	Long-term investments	275	2, 500	2. 08%	3, 532	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Entertainment Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	$ 1,000	—	$ 1,339	—
Parabola Creative Inc.	Beneficiary Certificates	Home-Run Fund etc.	—	Short- term investments	—	2,827	—	3,032	—
President International Development Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	7,600	108,279	—	108,826	—
	Beneficiary Certificates	Far Eastern Alliance Taiwan Flagship Fund	—	Short- term investments	300	3,000	—	3,300	—
	Government Bond	Central Government Bond	—	Short- term investments	—	146,649	—	146,649	—
	Warrants	Optoma Corporation Warrants	—	Short- term investments	1,176	117,600	—	86,071	—
	Convertible Bond	Taiwan Cellular Corp. Convertible Bond etc.	—	Short- term investments	60	9,667	—	10,787	—
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	72,320	1,719,228	—	938,284	(4)
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method.	Short- term investments	21,291	432,729	—	108,778	(5)
	Stock	Grand Commercial Bank	Director	Short- term investments	7,456	128,318	—	52,276	(6)
	Stock	Taiwan Cellular Corp.	—	Short- term investments	3,030	126,452	—	130,999	(7)
	Stock	World Global Intelligent Network	—	Short- term investments	2,790	104,437	—	121,337	—
	Stock	Compal Electronics Inc. etc.	—	Short- term investments	—	608,067	—	609,983	(8)
	Stock	President International Investment (BVI) Holdings Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	118,449	5,034,577	100.00%	5,014,101	—

					March 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Life Science Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	150, 000	$ 1, 478, 760	100. 00%	$ 1, 478, 700	(9)
	Stock	Ton Shou Investment Inc. etc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	10, 000	111, 360	100. 00%	99, 960	—
	Stock	Ton Cheng Investment Inc. etc.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	10, 000	111, 360	100. 00%	99, 960	—
	Stock	Ton-Jeng Development Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	150, 000	1, 683, 047	50. 00%	1, 405, 050	—
	Stock	Presitex Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	18, 918	139, 945	38. 74%	117, 728	—
	Stock	President Entertainment Corp.	Subsidiry accounted by equity method.	Long-term investments	39, 534	582, 169	38. 20%	503, 065	(10)
	Stock	Synersy Scientech Corp.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	55, 404	561, 988	35. 07%	482, 177	(11)

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Kanh Na Hsiung Enterprise Co., Ltd.	A subsidary of President International Development Corp. (accounted by equity method)	Long-term investments	41, 463	$ 478, 557	25. 00%	$ 534, 877	(12)
	Stock	Tonpal Optoelectronics Inc.	Subsidiry accounted by equity method.	Long-term investments	259, 001	2, 875, 752	12. 82%	2, 878, 282	(13)
	Stock	United Venture Capital Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	10, 000	100, 000	11. 30%	65, 000	—
	Stock	South Epitaxy Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	11, 800	121, 600	10. 93%	70, 800	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiry accounted by equity method.	Long-term investments	20, 206	198, 794	10. 10%	61, 407	—
	Stock	Hontung Venture Capital Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	12, 000	120, 000	8. 39%	64, 800	—
	Stock	Tong Ting Gas Corporation	The Subsidiary of President International Development Corp is its director.	Long-term investments	39, 113	407, 806	7. 11%	271, 113	(14)
	Stock	New Century Info-Comm. Co., Ltd.	The Subsidiary of President International Development Corp is its director.	Long-term investments	253, 200	2, 532, 000	6. 15%	2, 506, 680	(15)

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Scino Pharm Taiwan Ltd.	Director	Long-term investments	21, 671	$ 209, 184	5. 86%	$ 118, 151	—
	Stock	Kaohsiung Rapid Transit Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	20, 000	203, 714	2. 46%	210, 000	—
	Stock	CDIB & Partners Investment Holding Corp.	The Subsidiary of President International Development Corp is its director.	Long-term investments	27, 000	250, 000	2. 48%	170, 640	—
	Stock	President Medical Technologies Co., Ltd. etc.	A subsidiary of President International Development Corp. (accounted by equity method) etc.	Long-term investments	—	699, 957	0. 14%～ 50. 00%	525, 805	—
President Nisshin Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1, 000	—	1, 339	—
Ton Yi Pharmaceutical Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	504	6, 260	—	7, 760	—
President Kikkoman Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	62, 150	—	62, 076	—
AIM Service Uni-President Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	6, 611	84, 601	—	84, 601	—
President Asian Enterprises Inc.	Stock	T & T Supermarket Inc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	CAN 3, 081	20. 00%	CAN 2, 639	—
	Stock	President Canada Construction Inc. etc.	A subsidary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	(CAN 581)	50. 00%～ 100. 00%	(CAN 4)	(16)

					March 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Organics Co.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	140	$ 3,872	—	$ 3,872	—
President Coffee Corp.	Beneficiary Certificates	Fuhwatrust Bond Fund etc.	—	Short- term investments	—	8,500	—	8,507	—
President Chain Store Corp.	Beneficiary Certificates	Sheng Hua 1699 Bond Fund	—	Short- term investments	18,160	205,000	—	207,243	—
	Beneficiary Certificates	Asia-Pacific Bond Fund	—	Short- term investments	15,745	184,000	—	185,012	—
	Beneficiary Certificates	Tiim Bond Fund	—	Short- term investments	11,607	150,000	—	151,379	—
	Beneficiary Certificates	Fuh-Hwa Albatross Fund	—	Short- term investments	9,728	100,000	—	100,085	—
	Beneficiary Certificates	Prudential Bond Fund ect.	—	Short- term investments	—	1,087,210	—	1,067,209	—
	Stock	First Commercial Bank etc.	—	Short- term investments	—	605,296	—	349,049	—
	Stock	PCS(BVI) Holdings Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	51,398	1,454,715	100.00%	1,454,715	—
	Stock	President Drugstore Business Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19,800	170,305	99.99%	170,305	—
	Stock	Ren-Hui Investment Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19,800	157,003	99.99%	157,003	—

					March 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Wisdom Distribution Services Corp.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	7, 540	$ 104, 262	99. 99%	$ 105, 749	—
	Stock	President Transnet Corp.	Subsidary accounted by equity method	Long-term investments	55, 600	223, 164	80. 00%	163, 267	—
	Stock	Mech-President Co., Ltd.	Subsidary accounted by equity method	Long-term investments	43, 759	151, 815	66. 30%	118, 592	—
	Stock	President Musashino Corp	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	29, 880	311, 409	60. 00%	292, 534	—
	Stock	Uni-President Cold-chain Corp.	Subsidary accounted by equity method	Long-term investments	14, 280	292, 581	60. 00%	207, 324	—
	Stock	President Information Corp.	Subsidary accounted by equity method	Long-term investments	7, 150	115, 317	54. 17%	87, 748	—
	Stock	Uni-President Takashimaya Co., Ltd.	A subsidary of President Chain Store Corp. (accounted by equity method)	Long-term investments	12, 500	118, 968	50. 00%	118, 968	—

					March 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method	Long-term investments	5,000	$ 110,353	25.00%	$ 80,325	—
	Stock	Dayeh Takashimaya Department Store Inc.	The president is its director.	Long-term investments	20,000	270,000	16.67%	223,500	—
	Stock	Tonpal Optoelectronics Inc.	Subsudiary accounted by equity method	Long-term investments	209,249	2,299,197	10.36%	2,325,590	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsudiary accounted by equity method	Long-term investments	32,440	202,064	10.10%	61,408	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	500,000	3.33%	465,317	—
	Stock	Kaohsiung Rapid Transit Corp.	A Subsidiary of President International Development Corp is its director.	Long-term investments	20,000	203,714	2.46%	246,549	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	27,932	140,534	2.28%	446,913	—
	Stock	New Century Info-comm . Co., Ltd.	The subsidiary of President International Development Corp. is its director.	Long-term investments	42,400	424,000	0.89%	428,810	—
	Stock	Uni-President Oven Bankery Corp. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	532,901	30.00%~ 100.00%	774,485	—
Ton Yi Industrial Corp.	Stock	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Long-term investments	4,001	(883,816)	100.00%	(884,221)	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	18,480	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50,000	500,000	3.33%	464,500	—

					March 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Global Securities Finance Corp.	—	Long-term investments	13,142	$ 115,664	1.75%	$ 141,014	—
	Stock	Tung Ang Enterprises Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	58,190	0.02%~ 100.00%	58,184	—
Uni-President Oven Bakery Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	4,201	54,390	—	54,390	—
Uni- President Cold-Chain Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	6,785	96,662	—	96,779	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	1,000	10,000	16.67%	10,660	—
Retail Support International Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	33,611	434,945	—	435,132	—
	Beneficiary Certificates	James Bond Fund	—	Short- term investments	10,531	178,659	—	178,716	—
	Beneficiary Certificates	NTIC Bond Fund	—	Short- term investments	658	100,000	—	100,009	—
	Stock	President Logistics International Corp. etc.	A subsidiary of Retail Support International Corp. (accounted by equity method) etc.	Long-term investments	—	70,246	2.27%~ 58.33%	71,177	—
President Transnet Corp.	Beneficiary Certificates	Quality Fune	—	Short- term investments	200	2,000	—	1,000	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Information Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	$ 29,039	—	$ 31,252	—
	Stock	Bank Pro E-Service Techology Company	—	Long-term investments	450	4,500	5.00%	2,997	—
Kai Yu Investment (BVI) Co., Ltd.	Beneficiary Certificates	Kingston Yield Enhancement Fund	—	Short-term investments	6	US 55,891	—	US 43,119	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short-term investments	110	US 11,220	—	US 13,156	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US 6,068	100.00%	RMB 50,115	—
	Stock	Fuchou President Co., Ltd. etc.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	US 6,025	100.00%	RMB 49,898	—
	Stock	Shanghai SongJiang President Enterprises Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US 2,849	100.00%	RMB 32,289	—
	Stock	Kunshan President Kikkoman Biotechnology Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US 3,831	50.00%	RMB 63,493	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US 7,791	10.00%	RMB 64,882	—
	Stock	Tianjiang President Industrial Co.,Ltd	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US 3,520	10.00%	RMB 11,685	—
	Stock	President Scinopharm Technology	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US 2,105	4.11%~ 50.00%	RMB 1,332	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Enterprises (China) Investment Co., Ltd.	Stock	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 376,516	100.00%	RMB 413,765	—
	Stock	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 354,990	100.00%	RMB 225,449	—
	Stock	Wuhan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 292,491	100.00%	RMB 305,640	—
	Stock	Chengdu President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 199,280	100.00%	RMB 177,559	—
	Stock	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 168,719	100.00%	RMB 176,885	—
	Stock	Zhongshan President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 111,595	100.00%	RMB 111,176	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Xinjiang President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	109, 648	100. 00%	RMB	41, 229	—
	Stock	Harbin President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	104, 676	100. 00%	RMB	104, 695	—
	Stock	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	82, 609	100. 00%	RMB	82, 640	—
	Stock	Meishan President Feed & Oil Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	68, 608	100. 00%	RMB	70, 996	—
	Stock	Tianjing President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	93, 959	94. 49%	RMB	51, 888	—
	Stock	Qingdao President Feed & Livestock Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	89, 143	80. 00%	RMB	84, 379	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Shanghai President Enterprises Livestock Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	36,120	78.25%	RMB	10,045	—
	Stock	Beijng President Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	45,596	55.00%	RMB	68,795	—
	Stock	Kunshan Sanwa Food Industry Co., Ltd.	—	Long-term investments	—	RMB	1,554	15.00%	RMB	3,198	—
Union Chinese Corp.	Stock	Uni-President Enterprises Corp. etc.	The Company etc.	Short-term investments	—		36,025	—		14,012	—
	Stock	Grand Bills Finance Co.,	—	Long-term investments	139		1,991	—		975	—
President International Investment (BVI) Holdings Ltd.	Stock	Impax Laboratories Inc. etc.	—	Short-term investments	—	US	5,766	—	US	24,417	—
	Stock	Uni- Home Tech Corp.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	43,972	US	55,224	50.00%	US	55,196	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	President Energy Development (Coyman Islands) Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	15, 834	US$	14, 677	42. 11%	US$	14, 187	—
	Stock	Accuary Inc.	—	Long-term investments	7, 833	US	12, 727	30. 15%	US	918	—
	Stock	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	49, 367	30. 00%	US	49, 367	—
	Stock	Outlook Investment Pte Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7, 433	US	5, 178	25. 00%	US	5, 178	—
	Stock	Aurora Imaging Technology, Inc.	—	Long-term investments	1, 250	US	3, 750	17. 24%	(US	1, 138)	—
	Stock	RF Integrated Corporation	—	Long-term investments	4, 000	US	4, 000	10. 02%	US	2, 040	—
	Stock	Global Strategic Investment	—	Long-term investments	3, 000	US	3, 000	3. 77%	US	960	—
	Stock	Scino Pham (Kunshan) Biochemical Technology Ltd.etc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US	13, 333	0. 66%~ 33. 33%	US	18, 856	—
President Life Science Co., Ltd.	Beneficiary Certificates	EntrustKirin Bond Fund	—	Short-term investments	1, 419		14, 292	—		14, 428	—
	Stock	President Life Science Cayman Co., Ltd.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method)	Long-term investments	20, 250		676, 901	100. 00%		654, 520	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
		Origene Technologies, Inc.	—	Long-term investments	1,930	$ 198,180	12.56%	$ 8,895	—
		Athersys Inc.	—	Long-term investments	635	312,787	3.55%	1,513	—
		President Biosystem Co., Ltd. etc.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	205,572	0.50%～96.25%	114,897	—
President Chain Store (BVI) Holdings Ltd.	Stock	President Chain Store (Labuan)Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	19,910	US 17,037	100.00%	US 17,037	—
	Stock	President Coffee (Cayman) Holdings Ltd. etc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US 1,329	50.00%	US 1,329	—
	Stock	Presiclerc Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	6,175	US 6,163	47.50%	US 6,163	—
	Stock	T & T Supermarket Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	CAN 12,000	20.00%	CAN 12,000	—
	Stock	Easpnet (Cayman) Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US 3,829	5.88%～50.00%	US 3,829	—

					March 31, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Drugstore Business Corp.	Beneficiary Certificates	Entrust Kivin Bond Fund	—	Short-term investments	—	$ 22, 233	—	$ 22, 377	—
Ren-Hui Investments Corp.	Beneficiary Certificates	Trustwell Bond Fund etc.	—	Short-term investments	—	44, 352	—	45, 908	—
	Stock	Acer Incorporated ect.	—	Short-term investments	—	167, 793	—	76, 881	—
Wisdon Distribution Service Corp.	Beneficiary Certificates	Union Bond Fund etc.	—	Short-term investments	—	117, 000	—	117, 235	—
	Stock	President Logistics International Corp.	—	Short-term investments	1, 000	10, 000	16. 67%	10, 660	—
Mech-President Co. Ltd.	Stock	Safety Elevator Corp. etc.	A subsidiary of Mech-President Co. (accounted by equity method) etc.	Long-term investments	—	17, 762	99. 99%~ 100. 00%	18, 511	—
President Direct Marketing Corp.	Beneficiary Certificates	Asia Pacific Bond Fund	—	Short-term investments	—	65, 165	—	65, 201	—
	Stock	Acer Incorporated	—	Short-term investments	—	6, 471	—	2, 259	—
Capital Inventory Service Corp.	Beneficiary Certificates	Phoenis Bond Fund etc.	—	Short-term investments	—	33, 099	—	34, 571	—
President Muashino Corp.	Beneficiary Certificates	Home-Run Fund	—	Short-term investments	23, 336	300, 000	—	302, 110	—
Book. com	Beneficiary Certificates	James Bond Fund	—	Short-term investments	703	10, 000	—	10, 032	—
Duskin Serve Taiwan Co., Ltd.	Beneficiary Certificates	Home-Run Fund	—	Short-term investments	1, 556	20, 000	—	20, 143	—
President Engineering Technolngy	Beneficiary Certificates	Prudential Bond Fund	—	Short-term investments	—	20, 000	—	20, 079	—
Cayman Ton Yi Industrial Holdings Ltd.	Stock	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 4, 333	100. 00%	US 4, 333	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Chengdu Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	2, 662	100. 00%	US	2, 662	—
	Stock	Hong Kong Ton Yi Industrial Holdings Ltd. etc.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	229	100. 00%	US	229	—
	Stock	Cayman Fujian Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	26, 181	88. 58%	US	26, 181	—
	Stock	Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	14, 648	87. 93%	US	14, 648	—
Retail Support Taiwan Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	—		9, 628	—		9, 638	—
	Stock	President Logistics Internation Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	500		5, 000	8. 33%		5, 330	—
President Logistics Internation Corp.	Beneficiary Certificates	James Bond Fund ect.	—	Short-term investments	—		78, 180	—		78, 664	—
Kunshan President Enterprises Food Co.,Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Kunshan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	5, 009	50. 00%	RMB	2, 505	—
Wuhan President Enterprises Food Co.,Ltd.	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	44, 351	100. 00%	RMB	44, 351	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	March 31, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	5, 009	50. 00%	RMB	2, 505	—
President Medical Technologies Corp., Ltd.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	—		27, 781	—		27, 738	—
Tong Shou Investment Corp.	Stock	Tonpal Optoelectronics Inc.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	10, 000		111, 360	0. 49%		112, 702	—
Tong Cheng Investment Corp.	Stock	Tonpal Optoelectronics Inc.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	10, 000		111, 360	0. 49%		112, 702	—
President Energy Development (Cayman Islands) Ltd.	Stock	Tung Ting Gas Corpoation	The Subsidiary of President Interational Development Corp. is its director	Long-term investments	40, 416	US	12, 031	7. 35%	US	11, 005	—
President Life Sciences Cayman Co.,Ltd.	Stock	Orchid Biosciences Inc.	—	Short-term investments	1, 000	US	6, 180	3. 02%	US	2, 579	—
	Stock	Arena Pharmaceuticals Inc. etc.	—	Short-term investments	—	US	3, 463	—	US	5, 404	—
	Stock	Aura Oncology Systems Inc.	Investee accounted by equity method.	Long-term investments	4, 545	US	2, 606	32. 85%	US	293	—
	Stock	Plantaceutica, Inc, etc.	Investee accounted by equity method etc.	Long-term investments	—	US	7, 114	14. 90% ~ 70. 88%	US	3, 144	—

					March 31, 2002							
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
President Chain Store (Labuan) Holding Ltd.	Stock	Philippine Seven Corp.	Investee accounted by equity method.	Long-term investments	119, 575	US	17, 014	50. 40%	US	17, 847	—
President Coffee (Cayman) Holding Ltd.	Stock	Shanghai President Coffee Corp.	Investee accounted by equity method.	Long-term investments	—	US	2, 160	100. 00%	US	2, 160	—
Philppine Seven Corp.	Stock	Convenience Distribution INC.	Investee accounted by equity method.	Long-term investments	3, 800	PESO	42, 131	100. 00%	PESO	43, 131	—
		Store Sites Holdings Inc.	Investee accounted by equity method.	Long-term investments	40	PESO	42, 428	40. 00%	PESO	42, 428	—
Cayman Fujian Ton Yi Holding Ltd.	Stock	Fujian Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	29, 453	83. 58%	US	29, 453	—
Cayman Jiangsu Ton Yi Holding Ltd.	Stock	Jiangsu Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method.	Long-term investments	—	US	16, 679	82. 86%	US	16, 679	—

(Note 1) 33,400 thousands shares of the outstanding common stock with market value of $432,426 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 2) 18,127 thousands shares of the outstanding common stock with market value of $127,086 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 3) 18,000 thousands shares of the outstanding common stock with market value of $93,584 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 4) 65,860 thousands shares of the outstanding common stock with market value of $854,472 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 5) 14,300 thousands shares of the outstanding common stock with market value of $73,059 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 6) 6,597 thousands shares of the outstanding common stock with market value of $46,252 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 7) 1,998 thousands shares of the outstanding common stock with market value of $83,383were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 8) 1,826 thousands shares of the outstanding common stock of Compal Electronics Inc. with market value of $84,544 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 9) 149,994 thousands shares of the outstanding common stock with market value of $1,478,700 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 10) 39,100 thousands shares of the outstanding common stock with market value of $575,778 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 11) 55,400 thousands shares of the outstanding common stock with market value of $561,947 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 12) 40,600 thousands shares of the outstanding common stock with market value of $468,596 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 13) 259,000 thousands shares of the outstanding common stock with market value of $2,875,741 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 14) 19,875 thousands shares of the outstanding common stock with market value of $207,224 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 15) 252,000 thousands shares of the outstanding common stock with market value of $2,520,000 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 16) 1 thousands shares of the outstanding common stock of President Hotel with market value of (CAN $4,127) were used as collaterals for short-term loan of President Asian Enterprises Inc.

ımulative buying or selling amount of one specific security exceeding the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of cies indicated):

				Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Name of the securities	Accounts	Name of the counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Beneficiary Certificates:															
Equity Certificates relating to ABN AMRL GLOBAL Retail Index	Short-term investments	—	—	457	$ 1, 623, 821	311	$ 1, 107, 757	—	$ —	$ —	$ —	—	$ —	768	$2, 731, 578
James Bond Fund	Short-term investments	—	—	—	—	24, 470	347, 300	(24, 470)	347, 710	(347, 300)	410	—	—	—	—
Phoenix Bond Fund	Short-term investments	—	—	—	—	23, 055	318, 000	(23, 055)	318, 875	(318, 000)	875	—	—	—	—
Ta-Chong Bond Fund	Short-term investments	—	—	—	—	16, 677	200, 000	(16, 677)	200, 234	(200, 000)	234	—	—	—	—
Stock:															
President Chain Store Corp.	Short-term investments	—	—	307, 116	6, 624, 385	2, 171	137, 409	—	—	—	—	—	(32, 215)	309, 287	6, 729, 579
Scino Pharm Taiwan Ltd.	Long-term investments	Capital increase	—	48, 750	527, 100	16, 324	163, 238	—	—	—	—	—	(12, 174)	65, 074	678, 164
Stock:															
Uni-President Enterprises Corp.	Short-term investments	—	—	60, 665	1, 446, 163	—	—	(6, 195)	81, 264	(147, 688)	(66, 424)	—	—	54, 470	1, 298, 475
Kai Yu (BVI) Investment Co., Ltd.	Long-term investments	Capital increase	—	26, 878	513, 478	5, 600	195, 987	—	—	—	—	—	38, 109	32, 478	747, 574

Name of the securities	Accounts	Name of the counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Stock:															
Uni-President Vietnam Co., Ltd.	Long-term investments	Capital increase	—	—	US 19,611	—	US 5,000	—	$ —	—	$ —	—	(US 917)	—	US 23,694
Cargill Holdings President Pte. Ltd.	Long-term investments	Capital increase	—	—	(US 43)	—	US 4,950	—	—	—	—	—	(US 334)	—	US 4,573
Beneficiary Certificites:															
James Bond Fund	Short-term investments	—	—	—	—	34,497	490,250	(26,898)	382,450	(381,971)	479	—	—	7,599	108,279
t Government Bond:															
Center Government Bonds:	Short-term investments	—	—	—	288,130	—	1,075,531	—	1,226,588	(1,217,012)	9,576	—	—	—	146,649
Convertible Bond: Optoma Corp.	Short-term investments	—	—	1,800	180,000	—	—	(1,400)	243,127	(140,000)	103,127	(400)	(40,000)	—	—
Stock:															
United Microelectronics Corp.	Short-term investments	—	—	—	—	2,250	113,334	(2,250)	105,093	(113,334)	(8,241)	—	—	—	—
Tonpal Optoelectronics Inc.	Long-term investments	(Note 1)	(Note 1)	279,001	3,105,302	—	—	(20,000)	222,600	(222,600)	—	—	(6,950)	259,001	2,875,752
Scino Pharm Taiwan Ltd.	Long-term investments	Capital increase	—	—	—	21,671	216,711	—	—	—	—	—	(7,527)	21,671	209,184
Tong Shuo Investment Corp.	Long-term investments	New establish-ment	—	—	—	10,000	111,300	—	—	—	—	—	60	10,000	111,360
Tong Cheng Investment Corp.	Long-term investments	New establish-ment	—	—	—	10,000	111,300	—	—	—	—	—	60	10,000	111,360

				Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Name of the securities	Accounts	Name of the counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
a Stock:															
T&T Supermarket Inc.	Long-term investments	(Note 2)	(Note 2)	—	CAN 5,278	—	$ —	—	CAN 12,000	(CAN 2,639)	CAN 9,361	—	CAN 442	—	CAN 3,081
Beneficiary Certificates:															
Sheng Hua 1699 Bond Fund	Short-term investments	—	—	7,118	80,000	11,042	125,000	—	—	—	—	—	—	18,160	205,000
Asia-Pacific Bond Fund	Short-term investments	—	—	—	—	22,591	264,000	(6,846)	80,363	(80,000)	363	—	—	15,745	184,000
FuhHwa Albatross Fund	Short-term investments	—	—	—	—	9,728	100,000	—	—	—	—	—	—	9,728	100,000
Prudential Bond Fund	Short-term investments	—	—	7,632	108,000	9,129	130,010	(9,860)	141,120	(140,010)	1,110	—	—	6,901	98,000
Solomon Bond Fund	Short-term investments	—	—	13,396	140,000	18,628	199,000	(32,024)	342,566	(339,000)	3,566	—	—	—	—
Financial Return Fund	Short-term investments	—	—	22,928	290,202	—	—	(22,928)	291,497	(290,202)	1,295	—	—	—	—
Tai-Yu Long River Bond Fund	Short-term investments	—	—	—	—	26,863	290,000	(26,863)	292,248	(290,000)	2,248	—	—	—	—
Yuanda Duo Li Fund	Short-term investments	—	—	6,752	90,000	11,926	160,000	(18,678)	252,161	(250,000)	2,161	—	—	—	—
Jih Sun Bond Fund	Short-term investments	—	—	—	—	19,853	249,000	(19,853)	249,387	(249,000)	387	—	—	—	—
The Forever Fund	Short-term investments	—	—	17,474	230,000	—	—	(17,474)	233,080	(230,000)	3,080	—	—	—	—
Barits Bond Fund	Short-term investments	—	—	8,651	96,000	8,907	100,000	(17,558)	197,669	(196,000)	1,669	—	—	—	—
Jardine Fleming (Taiwan) Bond Fund	Short-term investments	—	—	—	—	8,149	115,000	(8,149)	115,253	(115,000)	253	—	—	—	—

				Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Name of the securities	Accounts	Name of the counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
CATHAY Bond Fund	Short-term investments	—	—	—	—	9, 360	$ 100, 000	(9, 360)	$ 100, 093	($100, 000)	$ 93	—	$ —	—	$ —
Stock:															
President Chain Store (BVI) Holding Ltd.	Long-term investments	Capital increase	—	37, 443	1, 179, 960	13, 955	313, 699	—	—	—	—	—	(38, 944)	51, 398	1, 454, 715
President Transnet Corp.	Long-term investments	Capital increase	—	39, 600	161, 680	16, 000	160, 000	—	—	—	—	—	(98, 516)	55, 600	223, 164
t Beneficiary Certificates:															
Home Run Fund	Short-term investments	—	—	88	1, 125	110, 031	1, 421, 310	(76, 508)	988, 179	(987, 490)	689	—	—	33, 611	434, 945
James Bond Fund	Short-term investments	—	—	7, 918	111, 966	84, 743	1, 205, 670	(82, 130)	1, 139, 622	(1, 138, 977)	645	—	—	10, 531	178, 659
NITC Taiwan Bond Fund	Short-term investments	—	—	1	157	4, 227	640, 930	(3, 570)	541, 393	(541, 087)	306	—	—	658	100, 000
: Beneficiary Certificates:															
James Bond Fund	Short-term investments	—	—	2, 762	39, 000	37, 430	532, 500	(33, 407)	475, 571	(474, 838)	733	—	—	6, 785	96, 662
Stock:															
Fuzhou President Enterprises Co., Ltd.	Long-term investments	Capital increase	—	—	US 1, 432	—	US 4, 600	—	—	—	—	—	(US 7)	—	US 6, 025
Stock:															
Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	Long-term investments	Capital increase	—	—	US 46, 467	—	US 2, 900	—	—	—	—	—	—	—	US 49, 367
Accuary Inc.	Long-term investments	Capital increase	—	4, 833	US 11, 500	3, 000	US 3, 000	—	—	—	—	—	(US 1, 733)	7, 833	US 12, 727
Presiclerc Ltd.	Long-term investments	(Note 2)	(Note 2)	4, 750	US 4, 750	—	—	(4, 750)	US 4, 992	(4, 750)	US 242	—	—	—	—

Name of the securities	Accounts	Name of the counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Stock:															
Supermarket Inc.	Long-term investments	(Note 4)	(Note 4)	—	$ —	—	CAN 120, 000	—	$ —	$ —	$ —	—	$ —	—	CAN 120, 000
Presiclerc Ltd.	Long-term investments	(Note 5)	(Note 5)	—	—	6, 175	US 6, 418	—	—	—	—	—	(255)	6, 175	US 6, 163
Beneficiary Certificates:															
Home Run Fund	Short-term investments	—	—	—	—	25, 666	330, 000	(2, 330)	30, 026	(30, 000)	26	—	—	23, 336	300, 000
Stock:															
Tonpal Optoelectronics Inc.	Long-term investments	(Note 3)	(Note 3)	—	—	10, 000	111, 300	—	—	—	—	—	60	10, 000	111, 360
Stock:															
Tonpal Optoelectronics	Long-term investments	(Note 3)	(Note 3)	—	—	10, 000	111, 300	—	—	—	—	—	60	10, 000	111, 360
Beneficiary Certificates:															
Union Bond Fund	Short-term investments	—	—	3,148	35, 000	18, 345	205, 000	(17, 212)	192, 326	(192, 000)	326	—	—	4, 281	48, 000
Tai-Yu Long River Bond Fund	Short-term investments	—	—	—	—	10, 447	113, 000	(7, 028)	76, 084	(76, 000)	84	—	—	3, 419	37, 000
Beneficiary Certificates:															
Phoenix Bond Fund	Short-term investments	—	—	—	—	7, 530	103, 550	(6, 208)	86, 007	(85, 317)	690	—	—	1, 322	18, 233
Home Run Fund	Short-term investments	—	—	—	—	7, 860	101, 000	(7, 860)	101, 040	(101, 000)	40	—	—	—	—

The transaction party are Tong Shuo Investment Corp. and Tong Cheng Investment Corp, which are President International Development Corp's subsidiary accounted by equity method.

The transaction party is President Chain Store (BVI) Holding Ltd., which is President Chain Store's subsidiary accounted by equity method.

The transaction party is President International Development Corp., which is a subsidiary accounted by equity method.

The transaction party is President Asia Enterprise Inc., which is a subsidiary accounted by equity method.

The transaction party is President International Investment (BVI) Co., Ltd. which is President International Development Corp.'s subsidiary accounted by equity method and new establishment.

uisition of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital: None

osal of real estate with an amount exeecding the lower of $100,000 and 20 percent of the enrolled capital:

mpany	Name of Properties	Date of transaction	Acquisition date	Book value	Selling price	Status of payment receiving	Gain(Loss) from disposal	Name of the counterparty	Relationship	Reason for disposal	The bases or reference used in deciding the price	Other commitments
'resident pries Corp.	Land, Buildings and other equipments	3/11/2002	8/14/1998	$ 255,748	$ 257,557	$25,000 was paid when signing the contract and $232,557 would be paid on April 30, 2002.	$ 1,809	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price.	—

(7) Purchases or sales transactions with related parties amount to the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Uni-President Enterprises Corp.	President Kikkoman Inc.	Subsidiary accounted by equity method	Purchases	$ 206, 209	4%	One month	—	—	($ 61, 461)	(4)	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd.(accounted by equity method)	Sales	958, 391	14%	10 day after sales	—	(Note 1)	7, 285	—	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Sales	810, 461	11%	Close its account 40 days within the end of each month	—	(Note 1)	539, 078	12	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	466, 614	7%	Close its account 20 days within the end of each month	—	(Note 1)	259, 430	6	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Sales	428, 189	6%	56 days after sales	—	(Note 1)	91, 675	2	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	300, 792	4%	77 days after sales	—	(Note 1)	282, 192	6	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Ding –Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 163, 540	2%	20 days after sales	—	(Note 1)	$ 39, 583	1	—
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	127, 288	2%	77 days after sales	—	(Note 1)	75, 289	2	—
	Tung-Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	114, 909	2%	12 days after sales	—	(Note 1)	25, 241	1	—
	Far-Tung Enterprises Corp.	A subsidiary of Nanlien Investment Corp.(accounted by equity method)	Sales	100, 679	1%	12 days after sales	—	(Note 1)	83, 140	2	—
Nanlien International Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Sales	112, 482	8%	12～45 days	—	—	44, 202	12	—
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Purchases	7, 753, 810	67%	15～40 days	(Note 2)	—	(2, 514, 516)	(50)	(Note 4)
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Purchases	1, 506, 762	13%	15～30 days	(Note 2)	—	(661, 543)	(13)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Wisdom Distribution Service Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	$ 691, 180	6%	15～25 days	(Note 2)	—	($ 369, 923)	(7)	—
	Uni-President Enterprises Corp.	The Company	Purchases	466, 614	4%	15～30 days	(Note 3)	—	(259, 430)	(5)	—
	President Musashino Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	188, 914	2%	Close its account 15 days within the end of each month	(Note 3)	—	(65, 726)	(1)	—
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Sales	782, 405	25%	the same as regular	—	—	1, 116, 862	61	—
Retail Support International Corp.	Uni-President Enterprises Corp.	The Company	Purchases	428, 189	6%	30～45 days	—	—	(91, 675)	(2)	—
	Tung-Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd (accounted by equity method)	Purchases	142, 927	2%	the same as regular	—	—	(113, 604)	(3)	—

Purchase / sales company	Name of the counterparties	Relationship with the Company	Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		Note
			Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	
	Nanlien International Corp.	Subsidiary accounted by equity method	Purchases	$ 112, 482	2%	the sam as regular	—	—	($ 44, 202)	(1)	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	7, 753, 810	99%	30～45 days	—	—	2, 514, 516	95	—
Uni-President Cold-Chain Corp.	Uni-President Enterprises Corp.	The Company	Purchases	810, 461	53%	20 days	(Note 3)	15~50 days	(539, 078)	(53)	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	1, 506, 762	100%	30 days	(Note 5)	—	661, 543	100	—
Cayman Ton Yi Industrial Holdings Ltd.	Ton Yi Industrial Corp.	A investor of Cayman Ton Yi Industrial Holding Ltd. (accounted by equity method)	Purchases	US 22, 337	96%	—	—	—	(US 31, 960)	(84)	—
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US 13, 186	56%	—	—	—	US 18, 726	49	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US 9, 422	40%	—	—	—	US 16, 934	44	—
Fujian Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	A Investor of Fujiam Ton Yi Tinplate Co., Ltd.	Purchases	US 13, 186	94%	—	—	—	(US 18, 726)	(78)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Jiangsu Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	A Investor of Fujiam Ton Yi Tinplate Co., Ltd.	Purchases	US$ 9, 422	83%	—	—	—	(US$ 16, 934)	(75)	—

(Note 1): The standard period of collection to regular customers is within two weeks after sales, it depends on client's credit worthiness.

(Note 2): The purchase cost from Retail Support International Corp., Uni-President Cold–Chain Corp. and Wisdom Distribution Service Corp. includes markup computed by negotiated rate according to types of goods.

(Note 3): Insignificant difference.

(Note 4): Prepaidment for phone cards of $85,500 to Retail Support International Corp. at March 31, 2002.

(Note 5): The Sales of Uni-President Cold-Chain Corp. includes markup computed by negotiated rate according to types of goods.

(8) Receivables from related parties exceeding the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

The name of the Company	Name of the counterparties	Relationship with the Company	Ending balance Accounts	Ending balance Amount	Turnover rate	Receivables postponed Amount	Receivables postponed Resolution	Subsequent receipt	Provison for doubtful accounts
Uni-President Enterprises Corp.	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Accounts receivable	$ 539, 078	2. 04	$ —	$ —	$ 231, 673	$ —
			other receivables	240, 701	—	—	—	—	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts receivable	282, 192	0. 95	—	—	65, 552	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Notes receivable & accounts receivable	259, 430	2. 13	—	—	77, 830	—
Cayman President Holding Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Accounts receivable -related parties	US 7, 326	—	—	—	—	—
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Other receivables	112, 595	—	—	—	—	—
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Accounts receivable	1, 116, 862	2. 96	—	—	3, 782	28, 628
			Other receivables	212, 150	—	—	—	—	—
Retail Support International Corp.	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts receivable	2, 514, 516	3. 99	—	—	—	—
Uni-President Cold-Chain Corp.	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts receivable	661, 543	13. 00	—	—	556, 650	—

The name of the Company	Name of the counterparties	Relationship with the Company	Ending balance			Turnover rate	Receivables postponed		Subsequent receipt	Provison for doubtful accounts
			Accounts		Amount		Amount	Resolution		
President International Investment (BVI) Holdings Ltd	Hong Kong Xiang Lu Industrial Ltd.	A director of it is the general manager of the Company	Other receivables	US	8, 509	—	$ —	$ —	$ —	$ —
Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts receivable	US	18, 726	2. 92	—	—	—	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts receivable	US	16, 934	2. 46	—	—	—	—
	Hong Kong Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other receivables	US	5, 124	—	—	—	—	—
Hong Kong Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other receivables	US	3, 833	—	—	—	—	—
Nella Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Other receivables		115, 379	—	—	—	—	—

9.Derivative Financial Instruments Transaction (Units in thousands of currencies indicated):

A. The Company's derivative financial instruments transaction(Note 10(1))

B. Cayman President Holding Ltd.(Including a subsidiary of Cayman President Holding Ltd. — Hong Kong President Holdings Ltd.)

a. Contract amount or notional principals amount and credit risk

	March 31,2002		
Derivative financial instrument	Contract amount (Notional principals amount)		Credit risk
Interest Rate Swap Contracts	USD$	75, 000	$ —
Forward Foreign Exchange Contracts	USD$	2, 000	—
Foreign Currency Option-JPY/USD	USD$	39, 250	—

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The Interest Rate Swap Contracts is used for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, the market risk is immaterial.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financials instruments is for hedging. As the company has sufficient working capital and due to the certainty of the interest and exchange rate under the contracts. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments and the strategy for achieving the objectives

(a). Interest Rate Swap Contracts

Ⅰ. Transaction terms:

Between October 17 to November 24, 2000, the Company signed the contract agrees to pay or receive semi-annually the difference between floating and fixed interest rate during the 3- year period of the contract.

Ⅱ. The company sign the Interest Rate Swap Contract to hedge the effects of the assets and liabilities denominated in foreign currencies resulted from the variation of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions and they are evaluated periodically.

(b) Forward foreign exchange contracts

The derivative financial instruments held by the company are not for trading purpose. The company engages in Forward Foregin Exchange Contract etc. in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Recognization of gain or loss

There had no gain or loss incurred from derivative financial instruments for the nine months ended March 31,2002.

f. Fair value of the derivative financial instruments

	March 31,2002			
Derivative financial instruments	Book Value		Fair Value	
Interest Rate Swap Contracts	USD	–	(USD$	2, 255)
Forward Foreign Exchange Contracts	USD	–	(USD$	29)
Foreign Currency Option-JPY/USD	USD	–	(USD$	119)

C.Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

	March 31,2002			
Derivative financial instruments	Contract amount (Notional principals amount)		Credit risk	
Advance Purchase Forward Foreign Exchange Contracts—USD	US$	5, 780	$	1, 884
Advance Purchase Forward Foreign Exchange Contracts—JPY/USD	JPY	100, 000		381
Foreign Currency Option—USD/NTD	US	99, 580		25, 127
	NTD	3, 502, 053		
Foreign Currency Option—USD/JPY	US	111, 000		–
	JPY	14, 560, 000		
Currency Swap Contract—USD/NTD	US	266, 697		121, 013
	NTD	9, 201, 631		
Currency Swap Contract—USD/JPY	US	7, 533		8, 601
	JPY	969, 000		

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is to hedge loss. Gain or loss resulted from fluctuation of interest or exchange rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, market risk is immaterial.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

Up to March 31, 2002, the Company estimated that before August 23, 2002,the above Advance Purchases Forward Foreign Exchange Contracts will generate cash inflows of US $5,780, and cash outflows of $200,128. Before September 5, 2002, the Advance Booking Forward Foreign Exchange Contracts will generate cash inflows of JPY$100,000 and cash outflow of US$759.

The Company estimated that before March 5, 2005, the Currency Swap Contract will generate cash inflows of US$274,230 and cash outflows of $9,201,631 and JPY $969,000.

By March 31, 2001, the above Advance Purchases Forward Foreign Exchange Contracts generated cash inflows of US$59,950 and cash outflows of 1,949,493 before November 26, 2001, and the Currency Swap Contract generated cash inflows of US$28,700 and cash outflows of $937,834 before January 25, 2002. The Company estimated it will generate cash outflows of US$12,000 and cash outflows of $388,320 before July 25, 2002. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk in minimal.

The Company recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercise price is based on the current market value at the fixed cost, and the holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the Company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by the Company are not for trading purpose. The Company engages in Forward Foreign Exchange Contract and Currency Swap Contract in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

Derivative financial instruments	Premium or Net Receipts (Payments) on Forward Foreign Exchange March 31,2002	
Advance Purchase Forward Foreign Exchange contract—USD	$ 1, 884	(Note 1)
Advance Booking Forward Foreign Exchange contract—JPY	381	(Note 2)
Foreign Currency Option—USD/NTD	(1, 192)	(Note 3)
Foreign Currency Option—USD/JPY	25, 127	(Note 4)
Currency Swap Contract—USD/NTD	121, 013	(Note 5)
Currency Swap Contract—USD/JPY	8, 601	(Note 6)

(Note 1) The net receipts in Advance Purchase Forward Foreign Exchange Contract—USD is $1,884 are recorded as prepayments and other current assets. The Advance Purchase Forward Foreign premium unamortization of $44 is recorded as other current liabilities, and the exchange gain of $1,804 is recorded as non-operating revenue.

(Note 2) The net receipts in Advance Booking Forward Foreign Exchange Contract—JPY is $381 are recorded as prepayments and other current assets. The Advance Booking Forward Foreign premium unamortization of $286 is recorded as decrease of other current liabilities, and the exchange gain of $95 is recorded as non-operating revenue.

(Note 3) The net receipts after subtracting rights revenue $525 on Foreign Exchange Option-USD of $1,192 are recorded as prepayments and decrease of other current assets, and the exchange loss of $1,192 are recorded as decrease of non-operating revenue foreign exchange gain.

(Note 4) The net receipts after subtracting rights revenue $1,890 on Foreign Exchange Option-JPY of $25,127 are recorded as prepayments and other current assets, and the exchange loss of $30,427 and the exchange gain of $55,554 are recorded as decrease of non-operating revenue-foreign exchange gain and cumulative translation adjustments, respectively.

(Note 5) The net receipts on Currency Swap Contract – USD/NTD of $121,013 are recorded as prepayments and other current assets of $91,053 and other assets of $29,960, respectively. The Advance Purchases Forward Foreign premium unamortization of $6,259 is recorded as other current assets, and the exchange gain of $114,754 are recorded as non-operating revenue – foreign exchange gain.

(Note 6) The net receipts on Currency Swap Contract—JPY/USD of $8,601 are recorded as prepayments and decrease of other current assets. The Advance Booking Forward Foreign premium unamortization of $5,022 is recorded as other current liabilities, and the exchange gain of $3,579 is recorded as non-operating revenue-foreign exchange gain.

f. Fair value of derivative financial instruments.

Derivative financial instruments	March 31,2002 Book value		March 31,2002 Fair value	
Advance Purchase (Booking)Forward Foreign Exchange Contract－USD	$	2, 265	$	2, 265
Foreign Currency Option		23, 935		23, 935
Currency Swap Contract		129, 614		129, 614

The method and assumption used to estimate the fair value of derivative financial instruments are summarized as follows:

The fair value of derivative financial instruments are estimated based on the amount the company may receive or pay assuming that the contracts are settled at the balance sheet date. Generally, it includes the current unrealized gain from open contracts. Most of the derivative financial instruments have price quote by financial institution.

D. Investee of Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

Name of the investee	Financial instrument	Contract amount (Nominal principals amount)		Credit risk
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	USD	43, 860	$ －
		JPY	5, 000, 000	－
	Foreign Exchange Option	USD	12,000	－
		JPY	1,392,000	－

The credit risk stated above represents the ultimate loss from the Interest Rate Swap Contracts if settled at the balance sheet date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings in Taiwan, the credit risk is minimal.

b. Market risk

The investee use Currency Swap Contract to hedge risk. Gain or loss resulted form fluctuation of exchange rates will be offseted by the gain or loss incurred from the hedged items.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The investee estimated that before January 14, 2003, the above Currency Swap Contract will generate cash inflows of JPY$5,000,000 and cash outflows of US$43,860. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk is minimal.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by investee are not for trading purpose. The investee engages in Currency Swap Contracts in order to hedge risk of the liabilities denominated in foreign currencies resulted from fluctuation of exchange rates. The strategy adopted by the investee is to hedge most of the market risk. The hedging instruments are derivation financial instruments with inverse relationship the market value of the hedged positions and they are evaluated at periodically.

e. Presentation of derivative financial instruments on the financial statements

The liabilities and assets resulted from the Currency Swap Contract were offseted. As of March 31, 2002, net liabilities to US$5,952 resulted from the Currency Swap Contract were recorded as other current liabilities. The right revenue resulted from Foreign Exchange Option were recorded as non-operating revenue.

f. Fair value of the financial instruments.

Name of the investee	Derivative financial instruments	Book value	Fair value
Cayman Ton Yi	Currency Swap Contract	(US$ 5, 952)	(US$ 5, 952)
Industrial Holdings Ltd.	Foreign Exchange Option	—	US$ 72

The method and assumption used by investee to estimate the fair value of derivative financial instruments are as follows:

The fair value of derivative financial instruments are estimated based on the amount the investee may receive or pay assuming that the contract is settled at the balance sheet date.Generally, it includes the unrealized gain or loss from the open contract.

d information on investees (Units in thousands of currencies indicated):

vestors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
ident ise Corp.	President International Trade and Investment Corp.	Trotola, British Virgin Islands	Investments on manufacturing business	$ 218, 730	$ 218, 730	12	100. 00%	$ 1, 570, 869	($ 25, 310)	($ 25, 180)	Subsidiary
	Kai Nan Investment Co., Ltd.	Tainan Hsien	General investment	600, 000	600, 000	60, 000	100. 00%	405, 224	6, 610	19, 766	Subsidiary
	Uni-President Glass Industrial Co., Ltd.	Tainan Hsien	Manufacturing of glass	397, 366	397, 366	36, 000	100. 00%	391, 746	480	(5, 172)	Subsidiary
	President Global Corp.	Buena Park, CA, U.S.A	Instant noodles and juice can importation	147, 250	147, 250	500	100. 00%	306, 485	(6, 770)	(6, 770)	Subsidiary
	U-Chains Enterprise Corp.	Tainan Hsien	Distribution center	270, 036	270, 036	19, 800	100. 00%	240, 715	110	(2, 727)	Subsidiary
	Cayman President Holdings Ltd.	Grand Cayman, Cayman Islands	Investments on manufacturing business	3, 209, 479	3, 209, 479	100, 060	100. 00%	220, 010	56, 370	56, 220	Subsidiary
	Nanlien International Corp.	Taipei City	Importation and exportation business	225, 459	225, 459	99, 999	99. 99%	1, 046, 581	61, 125	64, 373	Subsidiary
	President Entertainment Corp.	Tainan Hsien	Entertaining business	901, 528	901, 528	63, 966	61. 80%	813, 528	(3, 790)	(2, 340)	Subsidiary
	President International Development Corp.	Taipei City	Construction and operation of shopping mall	8, 775, 000	8, 775, 000	877, 500	58. 50%	7, 493, 999	(26, 670)	(12, 422)	Subsidiary
	President Nisshin Corp.	Tainan Hsien	Processing, manufacturing and sale of fat	40, 808	40, 808	6, 120	51. 00%	120, 604	13, 263	5, 920	Subsidiary
	Tong-Jeng Development Corp.	Tainan Hsien	Land development	1, 500, 000	1, 500, 000	150, 000	50. 00%	1, 405, 121	(6, 140)	(3, 070)	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	President Kikkoman Inc.	Tainan Hsien	Manufacturing of soy sauce	$ 45,000	$ 45,000	6,000	50.00%	$ 145,303	$ 16,523	$ 7,580	—
	President Chain Store Corp.	Taipei City	Investments and operations of supermarket	4,797,049	4,659,640	309,287	44.59%	6,729,579	399,122	(32,214)	—
	Ton Yi Industrial Corp.	Tainan Hsien	Processing, manufacturing and sale of tinplates	8,737,720	8,737,720	665,148	43.34%	7,214,077	4,904	(82,805)	—
	Tung Ho Development Co., Ltd	Taipei City	Leisure club	112,826	100,479	32,715	37.78%	233,066	(117,480)	(42,162)	—
	Eagle Cold Storage Enterprise Co., Ltd.	Taichung City	Sale of cold foods	534,324	534,324	40,887	37.36%	486,211	11,711	3,426	—
	Mospec Semiconductor Corp.	Tainan Hsien	Manufacturing of electronic material	121,057	121,824	24,769	32.11%	275,207	3,513	930	—
	Presicarre Corp.	Taipei City	General merchandise	211,682	211,682	87,561	30.50%	2,365,272	498,968	151,970	—
	TTET-Union Corp.	Tainan Hsien	Manufacturing of soy oil	315,066	315,066	44,535	29.51%	625,808	92,854	25,870	—
	President Securities Corp.	Taipei City	Trading securities	2,191,824	2,191,824	287,633	25.50%	4,184,239	708,611	174,360	—
	Qware Systems & services Corp.	Taipei City	Business of computer system	195,287	195,287	13,475	24.76%	146,912	(4,540)	(1,393)	—
	Ztong Yee Industrial Co., Ltd.	Tainan Hsien	Manufacturing of battery	149,944	149,944	18,042	20.00%	212,109	42,722	7,160	—
	Scino Pharm Taiwan Ltd.	Tainan Hsien	Biochemistry	690,338	527,100	65,074	17.59%	678,164	(86,460)	(12,174)	—
	Tonpal Optoelectronics Inc.	Hsinchu City	Manufacturing of electronic material	2,299,197	2,299,197	209,249	10.36%	2,326,707	(50,334)	(5,210)	—
	Allianz President Life Insurance Co., Ltd.	Taipei City	Life insurance	202,064	202,064	20,206	10.10%	198,461	44,840	(3,339)	—
	Kai Yu Investment Co., Ltd. etc.	Tainan Hsien etc.	General Investment etc.	4,957,793	4,917,793	—	7.14%~100.00%	720,586	68,037	(24,297)	—

...estors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
...t International ...nd Investment	Uni-President (USA), Inc.	Eity of Industry, CA, U.S.A.	Instant noodles.	US 15,000	US 15,000	150	100.00%	US 9,599	(US 429)	$ —	Indirect owned subsidiary
	Shanghai President Internstional Food Co., Ltd. etc.	Shanghai City etc.	Biscuits, bread, etc.	US 37,500	US 37,500	—	100.00%	US 4,217	(RMB 2,127)	—	Indirect owned subsidiary
...nvestment ...d.	Kai Yu Investment (BVI) Co., Ltd.	Tortola, British Virgin Islands	Investments on manufacturing business	1,075,154	879,167	32,478	100.00%	747,574	13,518	—	Indirect owned subsidiary
	TTET-Union Corp.	Tainan Hsien	Manufacturing of soy oil	109,233	109,233	7,582	5.00%	107,149	92,860	—	—
	Ton Yi Industrial Corp.	Tainan Hsien	Processing, manufacturing and Sale of tinplates.	405,757	405,757	24,452	2.00%	134,785	3,629	—	—
	Century Quick Service Restaurant Co., Ltd etc.	Taipei City etc.	Instant food etc.	561,187	561,187	—	60.00%～100.00%	69,051	(75,494)	—	Indirect owned subsidiary
...Investment ...d.	President Securities Corp.	Taipei City	Trading securities	601,180	601,180	29,109	2.58%	570,119	708,605	—	Indirect owned subsidiary
...t Global	Ameripec Inc.	Buena Park, CA, U.S.A.	Investment on real estate etc.	US 3,951	US 3,951	3	100.00%	US 3,951	(US 292)	—	Indirect owned subsidiary
	President East Co. etc.	New York U.S.A. etc.	Investment on real estate etc.	US 1,022	US 1,022	—	20.00%～50.00%	US 890	—	—	Indirect owned subsidiary
...President ...gs Ltd.	President Enterprise (China) Investment Co., Ltd.	Shanghai City	Investments holdings	US 248,160	US 248,160	—	100.00%	US 242,216	US 3,448	—	Indirect owned subsidiary
	Uni-President Vietnam Co., Ltd.	Hochi Minh City , Vietnam	Food, flour, fats etc.	US 27,000	US 22,000	—	100.00%	US 23,694	(US 1,018)	—	Indirect owned subsidiary
	Hong Kong President Holdings Ltd.	Hong Kong	Investments holdings	US 10,349	US 10,349	80,000	100.00%	(US 5,862)	(US 83)	—	Indirect owned subsidiary
	Zhangjiagang President Nisshin Food Co., Ltd.	Jiangsu	Oil and flour	US 10,200	US 10,200	—	60.00%	US 9,330	US 88	—	Indirect owned subsidiary
	Cargil Holdings President Pte.Ltd.	Singapore	Investments holdings	US 5,000	US 50	—	50.00%	US 4,573	(US 334)	—	—

...stors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	PT ABC President Enterprises Indonesia.	Jakarta, Indonesia	Instant noddles	US 7, 600	US 7, 600	6, 524	47, 41%	US 5, 989	US 1, 647	$ —	—
	Queen Holding (BVI) Limited	Tortola, British Virgin Islands	Investments holdings	US 12, 067	US 12, 067	5	45. 40%	US 14, 849	US 614	—	—
	PPG Investment, Inc.	Rancho Cucamonga, U.S.A	Investments holdings	US 3, 182	US 3, 182	—	45. 40%	US 4, 630	US 2, 559	—	—
	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Chongqing City	Retails	US 13, 191	US 13, 191	—	45. 00%	US 10, 834	US 1, 217	—	—
	Jiafu (Tianjin) International Trading Co., Ltd.	Tianjin City	Retails	US 5, 400	US 5, 400	—	45. 00%	US 6, 030	(US 133)	—	—
	Guangazhou President Supermarket Co., Ltd.	Guangzhou City	Warehouse & Wholesale	US 3, 780	US 3, 780	—	45. 00%	US 3, 760	—	—	—
	Zhunai Kirin President Brewery Co., Ltd.	Guangdong Province Zhunai City	Beer, mineral water	US 22, 200	US 22, 200	—	30. 00%	US 23, 588	US 597	—	—
	President Energy Development (Cayman Island) Ltd.	Grand Cayman, Caymand Islands	Energy development	US 10, 200	US 10, 200	10, 200	25. 50%	US 9, 101	(US 169)	—	—
	Uni-President International (HK) Co., Ltd. etc.	Hong Kong etc.	General trading etc.	US 26, 850	US 26, 850	—	20. 00%～100. 00%	US 5, 128	(US 87)	—	Indirect owned subsidiary
...nternational	Cayman Nanlien Holdings Ltd.	Grand Cayman Cayman Islands	Investments holdings	130, 664	130, 664	4, 010	100. 00%	110, 887	880	—	Indirect owned subsidiary
	Retail Support International Corp.	Chung-Li City	Distribution center	153, 480	153, 480	4, 000	20. 00%	155, 911	22, 467	—	—
	Lien Lu enterprise Corp. etc.	Tainan Hsien etc.	Sale of food	982, 113	1, 167, 485	—	20. 00%～100. 00%	976, 498	26, 714	—	Indirect owned subsidiary
...Natural ...l Corp.	President Organics Co., Ltd.	Chung-Li City	Organic food	20, 000	20, 000	2, 000	20. 00%	6, 725	(6, 087)	—	—
...onal ...ment Corp.	President International Investment (BVI) Holdings Ltd.	Tortola, British Virgin Islands	General investment	3, 931, 365	3, 931, 365	118, 449	100. 00%	5, 034, 577	(35, 720)	—	Indirect owned subsidiary

(Inv)estors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	President Life Science Co., Ltd.	Taipei City	Manufacturing of chemical material and instruments	$ 1,500,000	$ 1,500,000	150,000	100.00%	$ 1,478,760	($ 29,160)	$ —	Indirect owned subsidiary
	Tong Shou Investment Corp.	Taipei City	Investments holdings	111,300	—	11,130	100.00%	111,360	(60)	—	—
	Tong Cheng Investment Corp.	Taipei City	Investments holdings	111,300	—	11,130	100.00%	111,360	(60)	—	—
	Ton-Jeng Development Corp.	Tainan City	Land development	1,800,000	1,800,000	150,000	50.00%	1,683,047	(6,130)	—	—
	Presitex Co., Ltd.	Taipei City	Manufacturing and sale of clothing.	189,182	189,182	18,918	38.74%	139,945	(37,220)	—	—
	President Entertainment Corp.	Tainan Hsien	Enterainment business	1,186,008	1,186,008	39,534	38.20%	582,169	(3,800)	—	—
	SY Nergy Scientech Corp.	Hsinchu City	Manufacturing of lithium battery	692,544	692,544	55,404	35.07%	561,988	(29,510)	—	—
	Kang Na Hsiung Enterprise Co., Ltd.	Tainan Hsien	Tissue and sanitary towels	425,269	425,269	41,463	25.00%	478,557	29,810	—	—
	Tonpal Optoelectronics Inc.	Hsinchu city	Manufacturing of electronic material	2,843,026	3,065,626	259,061	12.82%	2,875,752	(50,330)	—	—
	Allianz President Life Insurance Co., Ltd.	Taipei City	Life insurance	202,064	202,064	20,206	10.10%	198,794	44,840	—	—
	Scino Pharm Taiwan Ltd.	Taiwan Hsien	Biochemistry	216,711	—	21,671	5.86%	209,184	(84,000)	—	—
	President Medical Technologies Co., Ltd. etc.	Taipei City etc.	Wholesale of precision instruments etc.	454,547	503,357	—	7.14%～50.00%	202,329	(32,790)	—	—
Asian ...ses Inc.	T&T Supermarket Inc.	Richmond, BC, Canada	Wholesaling	CAN 0.3	CAN 0.5	—	20.00%	CAN 3,081	CAN 2,210	—	—
	President Canada Construction. etc.	Burnaby, BC, Canada etc.	Real estate business etc.	CAN 0.35	CAN 0.35	—	50.00%～100.00%	(CAN 581)	(CAN 363)	—	—
Chain ...orp.	PCS (BVI) Holdings Ltd.	Tortola British Virgin Islands	Investments holdings	1,520,766	1,207,067	51,398	100.00%	1,454,715	(38,940)	—	—
	President Drugstore Business Corp.	Taipei City	General merchandise	396,000	396,000	19,800	99.99%	170,305	(4,223)	—	Indirect owned subsidiary

...estors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Ren-Hui Investment Corp.	Taipei City	Investments holdings	$ 198, 000	$ 198, 000	19, 800	99. 99%	$ 157, 003	$ 10, 742	$ —	Indirect owned subsidiary
	Wisdom Distribution Service Corp.	Taipei City	Distribution of magazines etc.	50, 000	50, 000	7, 540	99. 99%	104, 262	5, 944	—	—
	President Transnet Corp.	Taipei Hsien	Sale and transportation of food	569, 230	409, 230	55, 600	80. 00%	223, 164	(112, 274)	—	Indirect owned subsidiary
	Mech-President Co., Ltd.	Taipei Hsien	Filling station and elevator	276, 940	276, 940	43, 759	66. 30%	151, 815	14, 855	—	Indirect owned subsidiary
	President Musashino Corp.	Taipei City	Cooking and development of food	309, 240	309, 240	29, 880	60. 00%	311, 409	14, 080	—	Indirect owned subsidiary
	Uni-President Cold-Chain Corp.	Tainan Hsien	Distribution center	237, 437	237, 437	14, 280	60. 00%	292, 581	7, 504	—	Indirect owned subsidiary
	President Information Corp.	Taipei City	Information consult	100, 264	100, 264	7, 150	54. 17%	115, 317	7, 571	—	Indirect owned subsidiary
	Uni-President Takashimaya Co., Ltd.	Taipei City	General merchandise	125, 000	125, 000	12, 500	50. 00%	118, 968	(8, 706)	—	—
	Retail Support International Corp.	Taoyuan Hsien	Distribution center	91, 414	91, 414	5, 000	25. 00%	110, 353	23, 741	—	—
	Uni-President Oven Bakery Corp. etc.	Taipei City etc.	Bread retailing etc.	774, 751	744, 199	—	30. 00%～ 100. 00%	532, 901	(15, 977)	—	—
...dustrial	Cayman Ton Yi Indstrial Holdings Ltd.	Grand Cayman, Cayman Islands	Investment holdings	1, 388, 578	1, 388, 578	4, 001	100. 00%	(883, 816)	(110, 603)	—	—
	Tove Can Co.,Vietnam Ltd. etc.	Ho chi minh City Vietnam , etc.	Manufucturing of cans	62, 307	62, 307	—	39. 99%～ 100. 00%	112, 005	5, 078	—	—
...pport ...ional Corp.	President Logistics International Corp. etc.	Chung-Li City etc.	Transportation business etc.	51, 300	51, 300	—	51. 00%～ 58, 33%	67, 246	6, 984	—	—
...vestment ...o., Ltd.	Beijing President drinks Co., Ltd.	Beijing City	Soft drinks	US 5, 000	US 5, 000	—	100. 00%	US 6, 068	RMB 9, 175	—	—
	Fuchou President Co., Ltd.	Fukien Provinice Fuchou City	Instant noodles	US 6, 100	US 1, 500	—	100. 00%	US 6, 025	(RMB 36)	—	—
	Shanghai Sonjian President EnterprisesCo., Ltd. (Orignal named Shanghai Fwuso Tai Industry Co., Ltd.)	Shanghai City	Feed	US 3, 208	US 3, 208	—	100. 00%	US 2, 849	(RMB 1, 471)	—	—

vestors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Kunshan President Kikkoman Biotechnology Co., Ltd.	Jiangsu Province Kurshan City	Manufacturing of soy sauce	US$ 3,000	US$ 3,000	—	50.00%	US$ 3,831	(RMB 700)	$ —	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beers and mineral water	US 7,400	US 7,400	—	10.00%	US 7,791	RMB 4,938	—	—
	President Coffee(Cayman) Holdings Ltd. etc.	Cayman Islands etc.	Prfessional investment etc.	US 3,200	US 3,200	—	45.00%~ 50.00%	US 1,654	(US 560)	—	—
t Enterprises) Investrment d.	Kunshan President Enterprises Co., Ltd.	Jiangsu Province Kunshan City	Meat, instant noodles, soft drinks.	RMB 331,112	RMB 331,112	—	100.00%	RMB 376,516	RMB15,848	—	—
	Guangzhou President Enterprises Food Co., Ltd.	Guangazhou City	Oil, feed, instand noodles, soft drinks, dair products, etc.	RMB 397,300	RMB 397,300	—	100.00%	RMB 354,990	RMB 3,321	—	—
	Wuhan President Enterprises Food Co., Ltd.	Wuhan City	Meat, instant noodles, soft drinks.	RMB 200,359	RMB 200,359	—	100.00%	RMB 292,491	RMB 6,898	—	—
	Chengdu President Enterprises Food Co., Ltd.	Sichuan Province	Meat, instant noodles, soft drinks.	RMB 165,586	RMB 165,586	—	100.00%	RMB 199,280	RMB17,589	—	—
	Shenyang President Enterprises Co., Ltd.	Shenyang City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,190	RMB 124,190	—	100.00%	RMB 168,719	(RMB 492)	—	—
	Zhongshan President Enterprises Co., Ltd.	Guangdong Province Zhongsha City	Marine products etc.	RMB 99,332	RMB 99,332	—	100.00%	RMB 111,595	RMB 761	—	—
	Xinjing President Enterprises Food Co., Ltd.	Xinjiang Province Urcmgi City	Tomato products etc.	RMB 128,304	RMB 128,304	—	100.00%	RMB 109,648	(RMB 762)	—	—
	Harbin President Enterprises Co., Ltd.	Harbin City	Instant noodles, soft drinks, dairy products, etc.	RMB 124,181	RMB 124,181	—	100.00%	RMB 104,676	(RMB 5,285)	—	—

(Inv)estors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Hefei President Enterprises Co., Ltd.	Anhui Province Hefei City	Instant noodles, soft drinks	RMB$ 82, 791	RMB$ 82, 791	—	100. 00%	RMB$ 82, 609	RMB$ 1, 563	$ —	—
	Meishan President Feed & Oil Co., Ltd (Original named Leshan President Feed & Oil Co., Ltd.)	Sichuan Province Meishan Hsien	Animal feeds, vegetable Oil	RMB 82, 777	RMB 82, 777	—	100. 00%	RMB 68, 608	(RMB 1, 648)	—	—
	Tianjng President Enterprises Food Co., Ltd.	Tianjng City	Flour, instant noodles, flour.	RMB 109, 266	RMB 109, 266	—	94. 49%	RMB 93, 595	(RMB 1, 429)	—	—
	Qingdo President Food & Livestock Co., Ltd.	Qingdo City	Feed, breed stock and poultry.	RMB 99, 332	RMB 99, 332	—	80. 00%	RMB 89, 143	(RMB 2, 526)	—	—
	Shanghai President Enterprises Livestock Food Co., Ltd.	Shanghai City	Animal food	RMB 51, 818	RMB 51, 818	—	78. 25%	RMB 36, 120	(RMB 2, 740)	—	—
	Beijing President Food Co., Ltd.	Beijing City	Instant noodles	RMB 56, 454	RMB 56, 454	—	55. 00%	RMB 45, 596	RMB 2, 310	—	—
	Uin- Home Tech Corp.	Tortola, British Virgin Island	General Investment	US 43, 972	US 43, 972	43, 972	50. 00%	US 55, 244	(US 138)	—	—
...nal ...ent (BVI) ...g Ltd.	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	General Investment	US 15, 834	US 15, 834	15, 834	42. 11%	US 14, 677	(US 181)	—	—
	Scinopharm (Kunsan) Biochemical Technology Co., Ltd.	Jiansu Province Kunsan City	Manufacturing of biochemical medicine	US 1, 000	US 500	1, 000	33. 00%	US 954	—	—	—
	Accuary Inc.	U.S.A	Computerized knife	US 14, 500	US 11, 500	7, 833	30. 15%	US 12, 727	(US 124)	—	—
	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	Fujian Province Xiamen City.	Petrochemical	US 49, 700	US 46, 800	—	30. 00%	US 49, 367	—	—	—
	Outlook Investment Pte Ltd.	Singapore	General Investment	STD 7, 433	STD 7, 433	7, 433	25. 00%	US 5, 178	US 147	—	—
...Life ...Co., Ltd.	President Life Science Cayman Co., Ltd.	Grand Cayman, Cayman Islands	Global finance	654, 405	654, 405	20, 250	100. 00%	676, 901	(20, 890)	—	—
	President Biosystem Co., Ltd. etc.	Taipei City etc.	Organism wafer etc.	99, 182	99, 182	—	22. 98%～96. 25%	84, 739	(12, 002)	—	—
...Chain ...3VI) ...gs Ltd.	President Chain Store (Labuan) Holdings Ltd.	British Labuan Islands	Investments holdings	US 19, 910	US 19, 910	19, 910	100, 00%	US 17, 037	(US 833)	—	—

(cut off: ...vestors)				Original investments		The Company / majority owned subsidiary owns					
vestors	Name of Investees	District	Main business	Current period ending balance	Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	President Coffee (Cayman) Holdings Ltd.	Grand Cayman, Cayman Islands	Investments holdings	US$ 3,000	US$ 3,000	3,000	50.00%	US$ 1,329	(US 27)	$ —	—
	Presiclerc Ltd.	Tortola, British Virgins Isalnds	Investments holdings	US 6,418	—	6,175	47.50%	US 6,163	—	—	—
esident Co.,	Safety Elevator Corp.etc.	Tainan City etc.	Manufacturing and maintance of elevator	18,182	18,182	—	99.99%～100.00%	17,762	631	—	—
Ton Yi al Holdings	Wuxi Ton Yi Industrial Packaging Co., Ltd.	Jian Province Wuxi City	Manufacturing of cans	US 6,720	US 6,720	—	100.00%	US 4,333	(US 110)	—	—
	Chengdu Ton Yi Industrial Packaging Co., Ltd.	Szechwan Province Chengdu City	Manufacturing of can	US 7,500	US 7,500	—	100.00%	US 2,662	(US 65)	—	—
	Hong Kong Ton Yi Industrial Holdings Ltd.	Hong Kong	General Investment	US 10	US 10	—	100.00%	US 229	(US 3)	—	—
	Cayman Fujian Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 33,993	US 33,933	—	88.58%	US 26,181	(US 484)	—	—
	Cayman jiangsu Ton Yi Holdings Ltd	Grand Cayman, Gayman Islands	General Investment	US 28,127	US 28,127	—	87.93%	US 14,648	(US 1,422)	—	—
President ise Food d.	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Manufacturing, Processing and sales of food	RMB 2,500	RMB 2,500	—	50.00%	RMB 5,009	RMB 9	—	—
resident ise Food d.	Nanchang President Enterprises Co., Ltd.	Jiangxi Province Nanchang City	Instand noodles, soft drinks, daity products	RMB 45,000	RMB 45,000	—	100.00%	RMB 44,351	RMB 591	—	—
	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Manufacturing, Processing and sales of food	RMB 2,500	RMB 2,500	—	50.00%	RMB 5,009	RMB 9	—	—
t Life s Cayman d.	Aura Oncology Systems.Inc.	Sunny Bale, CA, U.S.A.	Analysis of cell	US 5,000	US 5,000	4,545	32.85%	US 2,606	(US 749)	—	—
	Plantanceutica, Inc etc.	North CA, U.S.A.etc.	Gene etc.	US 2,850	US 2,850	—	29.41%～70.88%	US 2,564	(US 295)	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance		Original investments: Prior period ending balance		The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value		Net income (loss) of investees		Income (loss) recognized by the Company	Note
t Chain ubuan) s Ltd.	Philippine Seven Corp.	Mandaluyoung City, Philippine	Retail of food and merchandise	US$	19, 882	US$	19, 882	119, 575	50. 40%	US$	17, 014	(PESO$	36, 559)	$ —	—
t Coffee an) Holdings	Shanghai President Coffee Corp.	Shanghai City	Sale of coffee	US	4, 000	US	4, 000	—	100. 00%	US	2, 160	US	62	—	—
ie Seven	Convenience Distribution Inc.	Quezon City, Philippine	Distribution and storage	PESO	38, 000	PESO	38, 000	3, 800	100. 00%	PESO	42, 131	PESO	2, 061	—	—
	Store Sites Holdings Inc.	Manila, Philippine	Investments holdings	PESO	42, 742	PESO	42, 742	40	40. 00%	PES	42, 428	PESO	252	—	—
Fujian Ton dings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Fujian Province Longhai City	Manufactruing of tinplates	US	32, 668	US	32, 668	—	83. 58%	US	29, 453	(US	570)	—	—
Jiansu Ton dings Ltd.	Jiansu Ton Yi Tinplate Co., Ltd.	Jiansu Province Wuxi City	Manufactruing of tinplates	US	31, 217	US	31, 217	—	82. 86%	US	16, 679	(US	1, 628)	—	—

3. Disclosure Of Information On Indirect Investments In Mainland China

A. The basic information of investments in Mainland China as of March 31, 2002 were as follows (Units in thousands of currencies indicated):

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of March 31, 2002	Accumulated remittance
					Payment	Remittance					
Shanghai President Enterprises Live-stock Food Co., Ltd.	Animal feeds, food	US$ 8, 000	(Note 1)	US$ 6, 077. 5	$ —	$ —	US$6, 077. 5	78. 25%	(RMB$ 2, 144) (Note 2)	RMB$ 10, 045	—
Xinjiang President Enterprises Food Co., Ltd.	Tomato products, soft drinks, food	US 15, 500	(Note 1)	US 13, 077	—	—	US 13, 077	100. 00%	(RMB 762) (Note 2)	RMB 43, 975	—
Beijing President Food Co., Ltd.	Instant noodles	US 12, 400	(Note 1)	US 3, 828	—	—	US 3, 828	55. 00%	RMB 1, 270 (Note 2)	RMB 99, 644	—
Tianjing President Enterprises Food Co., Ltd.	Flour, instant noodles	US 15, 210	(Note 1)	US 13, 207. 4	—	—	US 13, 207. 4	94. 49%	(RMB 1, 351) (Note 2)	RMB 57, 808	—
Tianjing President International Food Co., Ltd.	Biscuits, food	US 12, 450	(Note 1)	US 12, 450	—	—	US 12, 450	100. 00%	(RMB 985) (Note 2)	RMB 16, 677	—
Chengdu President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 20, 000	(Note 1)	US 20, 000	—	—	US 20, 000	100. 00%	RMB 14, 071 (Note 2)	RMB 174, 041	—
Kunshan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 40, 000	(Note 1)	US 40, 000	—	—	US 40, 000	100. 00%	RMB 15, 868 (Note 2)	RMB 426, 776	—
Wuhan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 24, 200	(Note 1)	US 26, 440	—	—	US 26, 440	100. 00%	RMB 9, 741 (Note 2)	RMB 308, 569	—
Meishan President Feed & Oil Co., Ltd. (Note4)	Animal feeds, vegetable oil	US 10, 000	(Note 1)	US 9, 400	—	—	US 9, 400	100. 00%	(RMB 1, 648) (Note 2)	RMB 75, 334	—

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of March 31, 2002	Accumulated remittance
Guangazhou President Enterprises Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US$ 48,000	(Note 1)	US$ 48,000	$ —	$ —	US$ 48,000	100.00%	RMB$ 3,322 (Note 2)	RMB$ 184,059	—
Shenyang President Enterprises Corp.	Instant noodles, soft drinks, diary products, food	US 19,900	(Note 1)	US 15,000	—	—	US 15,000	100.00%	(RMB 492) (Note 2)	RMB 176,938	—
Zhongshan President Enterprises Co., Ltd.	Marine products, livestocks pets food	US 12,000	(Note 1)	US 12,000	—	—	US 12,000	100.00%	RMB 761 (Note 2)	RMB 111,508	—
Shanghai President International Food Co., Ltd.	Biscuits, bread	US 13,000	(Note 1)	US 13,000	—	—	US 13,000	100.00%	(RMB 1,142) (Note 2)	RMB 18,027	—
Ningbo Malting Co., Ltd.	Malt	US 16,000	(Note 1)	US 3,200	—	—	US 3,200	20.00%	(RMB 326) (Note 2)	RMB 5,021	—
Zhangjiagang President Nisshin Food Co., Ltd.	Fats, feed, flour	US 17,000	(Note 1)	US 10,200	—	—	US 10,200	60.00%	RMB 439 (Note 2)	RMB 77,246	—
Zhuhai Kirin President Brewery Co., Ltd.	Beers, mineral water	US 74,000	(Note 1)	US 22,200	—	—	US 22,200	30.00%	RMB 1 (Note 2)	RMB 199,189	—
Jiafu (Tianjing) International Trading Co., Ltd.	Hypermarket	US 12,000	(Note 1)	US 5,400	—	—	US 5,400	45.00%	(RMB 495) (Note 2)	RMB 45,132	—
Chongqing carrefour Hypermarket Chainstore Co., Ltd.	Hypermarket	US 29,320	(Note 1)	US 13,191	—	—	US 13,191	45.00%	RMB 4,532 (Note 2)	RMB 91,023	—
Guangazhou President Convenience Stores Co., Ltd.	Warehouse & wholesale	US 8,400	(Note 1)	US 3,780	—	—	US 3,780	45.00%	— (Note 2)	RMB 26,744	—

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of March 31, 2002	Accumulated remittance
					Payment	Remittance					
President Enterprises (China) Investment Co., Ltd.	Investment	US$248, 160	(Note 1)	US$ —	$ —	$ —	US$ —	100. 00%	RMB$ 28, 539 (Note 2)	RMB$ 2, 467, 119	—
Qingdao President Feed & Livestock Co., Ltd.	Animal feeds, livestock	US 15, 000	(Note 1)	US 12, 000	—	—	US 12, 000	80. 00%	(RMB 2, 021) (Note 2)	RMB 84, 380	—
Hefei President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 10, 000	(Note 1)	US 10, 000	—	—	US 10, 000	100. 00%	RMB 1, 563 (Note 2)	RMB 82, 473	—
Harbin President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 15, 000	(Note 1)	US 15, 000	—	—	US 15, 000	100. 00%	(RMB 5, 285) (Note 2)	RMB 110, 213	—
President Enterprises (China) Finance Co., Ltd.(Note3)	Financing	US 1,000	(Note 1)	—	—	—	—	100. 00%	—	—	—
Guangzhou Wang Sheng Industrial Co., Ltd.	Manufacturing processing and sales of foods	RMB 5, 000	(Note 1)	—	—	—	—	100. 00%	RMB 1 (Note 2)	RMB 1, 011	—
Nanchang President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 5,437	(Note 1)	—	—	—	—	100. 00%	RMB 591 (Note 2)	RMB 44, 351	—
Cargill-President (Donguan) Feed Protein Techology Co., Ltd.	Animal feeds	US 10,000	(Note 1)	US 50	US 4, 950	—	US 5, 000	50. 00%	(RMB 1, 381) (Note 2)	RMB 39, 360	—
Kushan Sanwa Food Industry Co., Ltd.	flavoring	US 1,200	(Note 1)	US 180	—	—	US 180	15. 00%	RMB 65	RMB 1, 554	—

B. The ceiling amount of investment in Mainland China.(Units in thousands of currencies indicated)

Accumulated investment balance from Taiwan to Mainland China	Amount approved by MOEA	The ceiling amount approved by MOEA of investment in Mainland China
$ 11,658,713(Note5) (US 332,630.9)	US$ 345,377.5	$ 9,765,521

(Note 1) Indirect investments in PRC through existing companies located in the third area.

(Note 2) Recognized based on unreviewed financial statements for the three months ended March, 2002 of each entity.

(Note 3) In the preparatory, no remittance of any capital.

(Note 4) Orignal named Leshan President Feed & oil Co., Ltd.

(Note 5) Calculate at the rate of $35.05 (U/S dollars to NT dollar), it were $9,393,251 at the exchange when approved by MOEA.

3. The direct or indirect transactions through third area company with investees in Mainland China.

(1) Purchases

The third area company	Name of investees in Mainland China	2002	2001
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 14, 084	$ 22, 423
Uni-President International (HK) Co., Ltd.	Guangzhou President Enterprises Co., Ltd.	429	123
		$ 14, 513	$ 22, 546

The terms of transaction were the same as to general customers.

(2) Sales

The third area company	Name of investees in Mainland China	2002	2001
Nella Limited	Nanchagn President Enterprises Co., Ltd.	$ 49, 801	$ —
	Beijing President Drinks Co., Ltd.	41, 193	58, 582
	Hefei President Enterprises Co., Ltd.	27, 991	1, 387
	Guangzhou President Enterprises Co., Ltd.	26, 613	101, 518
	Kunshan President Enterprises Food Co., Ltd.	5, 362	120, 205
	Others	6, 164	13, 266
		$ 157, 124	$ 294, 958

The terms of transaction were the same as to general customers.

(3) Property transaction

The third area company	Name of investees in Mainland China	2002 Selling price	2002 Book value	2002 Gain
Nella Limited	President Enterprises (China) Investment Co., Ltd.	$ 25, 265	$ 25, 265	$ —

The Company sold property at negotiated price.

As of March 31, 2001, the Company had no such transaction.

(4) Accounts receivable

The third area company	Name of investees in Mainland China	March 31, 2002	March 31, 2001
Nella Limited	Nanchang President Enterprises Co., Ltd.	$ 53, 388	$ —
	Hefei President Enterprises Co., Ltd.	27, 804	—
	Beijing President Drinks Co., Ltd.	9, 518	58, 624
	Kunshan President Enterprises Food Co., Ltd.	6, 445	111, 704
	Guangzhou President Enterprises Co., Ltd.	5, 836	91, 145
	Others	13, 180	17, 565
		116, 171	279, 038
Uni-President Interational (HK) Co., Ltd.	Guangzhou President Enterprises Co., Ltd.	—	3, 408
		$ 116, 171	$ 282, 446

(5) Other receivables

The third area company	Name of investees in Mainland China	March 31, 2002	March 31, 2001
Hong Kong President Holdings Ltd.	President Enterprises (China) Investment Co., Ltd.	$ 25, 265	$ —
	Beijing President Food Co., Ltd.	—	846
		25, 265	846
Grayman President Holdings Ltd.	Meishan President Feed & Oil Co.,	2, 670	—
		$ 27, 935	$ 846

(6) Accounts payable

The third area company	Name of investees in Mainland China	March 31, 2002	March 31, 2001
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 4,711	$ 1,587
Uni-President International (HK) Co., Ltd.	Guangazhou President Enterprises Food Co., Ltd.	432	125
		$ 5,143	$ 1,712

(7) Capital accommodation-other receivables from related parties (Units: in thousands of US dollars)

		March 31, 2002				
The third area company	Name of investees in Mainland China	Highest balance date	Highest balance	Ending balance	Rate	Interest revenue
Uni-President International (HK) Co., Ltd.	Nella Limited	March 31, 2002	$ 254	$ 254	-	$ -

		March 31, 2001				
The third area company	Name of investees in Mainland China	Highest balance date	Highest balance	Ending balance	Rate	Interest revenue
Hong Kong President Holdings Ltd.	Ningbo Malting Co., Ltd.	March 31, 2001	$ 9,484	$ 9,395	-	$ -

(8) Endorsement, guarantee and security (Units: in thousands of US dollars)

The third area company	Name of investees in Mainland China	March 31, 2002	March 31, 2001
President International Trade & Investment Corp.	Tianjing President International Food Co., Ltd.	$ 1,847	$ 3,610
	Shanghai President International Food Co., Ltd.	–	1,340
		1,847	4,950
Cayman President Holdings Ltd.	Xinjiang President Enterprises Food Co., Ltd.	1,000	–
	Tianjing President Enterprises Food Co., Ltd.	380	–
		1,380	–
Hong Kong President Holdings Ltd.	Guangazhou Presidnet Enterprises Food Co., Ltd.	–	4,750
	Tianjing President Enterprises Food Co., Ltd.	–	3,030
	Xinjiang President Enterprises Food Co., Ltd.	–	2,890
	Shanghai President Enterprises Livestock Food Co., Ltd.	–	692
		–	11,362
		$ 3,227	$ 16,312

(9) Other events having significant effects on current gain or loss and financial condition: None.

Note 12. Financial information disclosures for industry segments was not available for interim report.